712


Follow-Up
Materials


06013367

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Credit Agricole

*CURRENT ADDRESS

PROCESSED
MAY 15 2006
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34771 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 5/12/06

Crédit Agricole S.A.
File No. 82-34771

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY CREDIT AGRICOLE SA THROUGH APRIL 30, 2006

ARls
12-31-05

1. ANNUAL REPORTS PUBLISHED BY CREDIT AGRICOLE

1.1 Shelf-registration document for 2005, registered with the AMF on March 30, 2006.

2. FINANCIAL ANNOUNCEMENTS IN THE BULLETIN OF LEGAL ANNOUNCEMENTS (the "BALO")

2.1 Publication relating to the issuance of (up to) €562.5 million fixed rate bonds, dated April 12, 2006.

2.2 Publication relating to the issuance of (up to) €23.75 million fixed rate bonds, dated April 12, 2006.

2.3 Publication relating to the issuance of (up to) €47.5 million progressive interest rate bonds, dated April 19, 2006.

2.4 Publication relating to the issuance of €516 million fixed rate bonds, dated April 21, 2006.

2.5 Publication relating to the issuance of €22.48 million fixed rate bonds, dated April 24, 2006.

2.6 Publication relating to the issuance of €47.5 million progressive interest rate CASA ObligEnterprise bonds, dated April 26, 2006.

2.7 Publication relating to 2005 annual results, dated April 28, 2006.

3. MATERIALS PUBLISHED, DISTRIBUTED OR MADE AVAILABLE TO SECURITYHOLDERS IN CONNECTION WITH SECURITYHOLDERS' MEETINGS

3.1 Notice convening an ordinary and extraordinary shareholders' meeting on May 17, 2006, published in the BALO on April 28, 2006.

4. MATERIALS PUBLISHED IN CONNECTION WITH A PUBLIC OFFERING OF SECURITIES

4.1 Materials re
Programme

A. Final Terms relating to the issuance of USD 10,000,000 Fixed Rate Notes due 7 April 2008, dated April 5, 2006.

5. <u>OTHER PUBLIC DISCLOSURE</u>

5.1 Press releases through April 30, 2006.

5.2 Declarations by Crédit Agricole listing transactions in its own shares:

A. Declaration regarding transactions between March 23, 2006 and March 31, 2006, registered with the AMF on April 4, 2006.

B. Declaration regarding transactions between April 3, 2006 and April 10, 2006, registered with the AMF on April 12, 2006.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.1

2005 Shelf-registration document

March 30, 2006

Please see attached.



Shelf-registration document

“20 05”

CRÉDIT AGRICOLE S.A.

Contents

2005 Shelf-registration document


CRÉDIT AGRICOLE S.A.

Profile

With the Regional Banks -which make up France's leading banking network- the LCL network and its specialist subsidiaries, Crédit Agricole S.A. is a leading player in France and Europe in retail banking and related businesses such as consumer credit, specialised financial services, asset management, private banking and insurance. Its Calyon subsidiary is one of Europe's top-ranking corporate and investment banks. Calyon's international network enables it to serve its major corporate clients throughout the world.

Crédit Agricole S.A. is committed to sustainable and profitable growth. It is now setting new value creation targets, which rely on an ambitious programme to strengthen the Crédit Agricole Group's leading positions in France and to carry out tightly-controlled acquisition activity abroad.

The Group has a decentralised organisation, and its development is based on the shared values of cohesion, openness and responsibility.

Crédit Agricole S.A. employs more than 62,000 people. Its market capitalisation at 30 December 2005 was €40 billion.


AUTORITÉ DES MARCHÉS FINANCIERS
AMF

Only the French version of the shelf-registration document has been submitted to the AMF. It is therefore the only version that is binding in law. The original French version of this shelf-registration document was registered with the Autorité des Marchés Financiers (AMF) on 30 March 2006 under number D.06-0188, in accordance with article 212-13 of the AMF's Internal Regulations. It may not be used in support of a financial transaction unless accompanied by a transaction circular approved by the AMF.

1 Presentation of Crédit Agricole S.A.

Message from the Chairman and the Chief Executive Officer

First of all, we wish to thank everyone in the Group for their commitment during a year of decisive progress towards our future growth and development. We would especially like to pay tribute to Jean Laurent, Chief Executive Officer until September. Under his stewardship, the Group successfully completed two major transformations, namely the initial public offering of Crédit Agricole S.A. followed by the acquisition and integration of Crédit Lyonnais.

Integration of Crédit Lyonnais: targets met a year ahead of schedule

2005 saw the completion of our internal restructuring following the successful integration of Crédit Lyonnais. Synergies achieved have surpassed our forecasts and we have reached our return on investment targets a year ahead of schedule. This integration was a real challenge in terms of corporate responsibility. That it has been completed so successfully bears witness to the ability of our decentralised business model to combine different corporate cultures into a cohesive whole.

With our restructuring complete, we are now launching a series of major initiatives to exploit the interactivity between our production and distribution subsidiaries, and to create genuine business momentum in our two retail banking networks in France.

2005, a year of momentum and growth...

In France, our brand differentiation strategy has led to a new identity for Crédit Lyonnais and a new marketing positioning for the Regional Banks. Our advertising campaigns have scored very highly and the business benefits are already flowing through.

Momentum is very strong in our specialist businesses, and particularly in consumer finance and asset management, which achieved record new inflows last year. In its first full year of operations, our corporate and investment banking arm, Calyon, achieved revenue growth and productivity gains that were among the best in its sector. We have also combined the expertise of CAAM and Calyon to create CASAM, which will design and develop new structured products for all our customer segments. Again, the initial results are extremely promising.

We have accelerated our international expansion by creating banking platforms to support our partnership policy, such as Nextra in Italy, and through acquisitions such as Meridian Bank in Serbia, Credilar in Portugal and CP Leasing in the Czech Republic.

...crowned by record results

In a buoyant economic and financial climate, we took advantage of the Group's leading positions and exceptionally broad range of banking and financial services. Our results reflect strong business growth in France and above all in the international markets, coupled with tight cost control. Gross operating income (before integration-related costs) rose by 28.3% and net income (Group share) was up 55.6% to €3,891 million. All business lines contributed to this excellent performance.

Ambitious targets through to 2008

By creating a stable, cohesive organisation structure, we have paved the way for the next stage of our development. In December, we presented our new three-year strategic plan, the main goals of which are to accelerate the Group's organic growth in France, where we already hold most of the leading positions, and to further our international expansion.

The first concrete steps were taken in early 2006 with the acquisition in Egypt of retail banking group Egyptian American Bank, and a controlling stake in the life and non-life bancassurance subsidiaries of the BES group in Portugal.

By the end of 2005, combining business ambitions with financial strength, the Group was fully on track to meet its targets.

Corporate responsibility, a core consideration in our banking business

Since the outset, Crédit Agricole has striven to foster economic growth and development in the regions where it operates. Our rank among the sector's world leaders brings with it certain obligations and responsibilities. We are now moving into new regions in an increasingly global market, yet we remain true to the strong values



embodied in our roots as a mutual society. Crédit Agricole will play a major role in driving the banking industry forward to provide an appropriate and useful response to the future needs of European citizens.

Through its stable ownership structure, Crédit Agricole S.A. has the means and the will to plan far ahead into the future. We can work towards sustainable development by combining business efficiency with long-term responsibility. That is one of the reasons why we endorsed the principles of the United Nations World Pact as early as 2003. This same ethic underpins all the sustainable development initiatives taken throughout the Group, including the policy pursued by Regional Banks and, for example, compliance with the Equator principles in our project financing business.

We also have a responsibility towards our shareholders, many of whom have supported us for the past four years in our plans to achieve sustainable, profitable growth. Since our initial public offering, they have been rewarded with an average annual return of almost 17%. And we are now proposing a significant 42% increase in the dividend.

Today, a page has turned in the history of Crédit Agricole S.A. and the entire Crédit Agricole Group. We will pursue our future development by remaining true to our vocation of serving our customers, our shareholders, our employees, and beyond that, our regions and territories, in a world in constant evolution.

René Carron

Georges Pauget

2005 key figures

▶ Trends in earnings

CONDENSED INCOME STATEMENT

(in € millions)	2002 pro forma	2003 pro forma	2004	2004 IFRS*	2005 IFRS
Net banking income	11,659	12,721	12,513	12,107	13,693
Gross operating income	2,959	3,832**	3,761**	3,528**	4,527**
Total net income	1,421	1,493	2,507	2,798	4,249
Net income, Group share	1,246	1,140	2,203	2,501	3,891

NET INCOME, GROUP SHARE

(in € millions)


3,891
2,203
2,501
1,246
1,140
2002
2003
2004
2004 IFRS*
2005 IFRS

BUSINESS OPERATIONS

(in € billions)	31/12/2002	31/12/2003	31/12/2004	31/12/2004 IFRS*	31/12/2005 IFRS
Total assets	756.5	786.0	815.3	933.3	1,061.4
Gross loans	272.2	262.2	259.1	209.3	261.4
Customer deposit	374.7	388.3	406.2	391.0	416.5
Assets under management (asset management, insurance and private banking)	343.5	379.8	406.7	406.7	562.7

* *2004 IFRS figures are comparative figures including IAS 32 and IAS 39.*

** *Before integration-related costs.*

RETURN ON EQUITY (ROE)


13.6%
10.6%
8.7%
2002
2003
2004


15.8%
2005 IFRS

▶ Business segment profitability

CONTRIBUTION TO 2005 NET INCOME, GROUP SHARE

(in € millions)


778 — Regional Banks
590 — LCL
401 — Specialised financial services
1,225 — Asset management, insurance and private banking
1,253 — Corporate and investment banking
439 — International retail banking
(795) — Proprietary asset management and other

BUSINESS SEGMENT NET INCOME

Retail banking related activities account for 73% of the total


16.6%
Regional Bank
9.4%
International retail banking
26.7%
Corporate and investment banking
12.6%
LCL
8.6%
Specialised financial services
26.1%
Asset management, insurance and private banking

As a percentage of total business segment net income, Group share (excluding proprietary asset management and other).



▶ Financial structure


SHAREHOLDERS' EQUITY
Published figures
(in € millions)
17,432
1,618
383
15,431
29,958
1,944
4,443
23,571
30,814
1,833
4,041
24,940
29,893
3,851
26,042
34,908
4,226
30,682
31/12/02
31/12/03
31/12/04
31/12/04 IFRS*
31/12/05 IFRS
FGBR
Minority interest
Group share
INTERNATIONAL SOLVENCY RATIO
9.0%
8.8%
8.9%
7.9%
8.6%
8.0%
8.5%
8.2%
31/12/02
31/12/03
31/12/04
31/12/05 IFRS
Tier 1

* 2004 IFRS figures are comparative figures including IAS 32 and IAS 39.

▶ Ratings

SHORT-TERM	
Moody's	P1
Standard and Poor's	A1+
FitchRatings	F1+
LONG-TERM	
Moody's	Aa2
Standard and Poor's	AA-
FitchRatings	AA

▶ Headcount (at period end)

(full-time equivalents)


64,384
44,556
19,828
62,001
43,329
18,672
62,112
41,953
20,159
2003
2004
2005
France
International

Stock market data

▶ Share data


EARNINGS PER SHARE
(in €)
0.85
1.50
1.72
2.68
2003
2004
2004 IFRS
2005 IFRS
NET DIVIDEND PER SHARE
(in €, excluding tax credit)
0.55
0.66
0.94*
2003
2004
2005
* Subject to approval at the AGM on 17 May 2006.
MARKET CAPITALISATION
(in € billions, at 31 December)
27.9
32.7
39.8
2003
2004
2005

▶ Ownership structure at 31 December 2005

On 31 December 2005, Crédit Agricole S.A.'s share capital comprised 1,497,322,301 shares. The increase of 23.8 million shares in 2005 was the result of a share issue reserved for employees.

To the best of Crédit Agricole S.A.'s knowledge, ownership of share capital and voting rights as of 31 December 2005 was as follows:

Shareholder	Number of shares	% of share capital	% of voting rights
SAS Rue la Boétie	819,541,855	54.73%	55.71%
Treasury shares held to cover stock options and buyback commitments	26,312,207	1.76%	-
Employee share ownership plan	87,223,339	5.83%	5.93%
Institutional investors	405,003,587	27.05%	27.53%
Retail shareholders	159,241,313	10.63%	10.83%
TOTAL	1,497,322,301	100.00%	100.00%

All the shares are fully paid up. They may be in either registered or bearer form at the holder's choice subject to any prevailing legal provisions. There are no double voting rights or additional dividend rights attached to the shares.



Crédit Agricole S.A. shares

Share price performance

SHARE PRICE PERFORMANCE SINCE 1 JANUARY 2004

Comparison with the DJ Euro Stoxx Bank and CAC 40 (indexes recalculated on the basis of Crédit Agricole S.A.'s IPO price)


in €
32
29
26
23
20
17
January 04
April 04
July 04
October 04
January 05
April 05
July 05
October 05
January 06
Crédit Agricole S.A.
DJ Euro Stoxx Bank
Index CAC 40
Trends in share price and trading volumes since 1 January 2004
In €
35
30
25
20
15
Volume
30000
25000
20000
15000
10000
5000
0
Trading volume
Crédit Agricole S.A. share price
Jan. 04
Feb. 04
Mar. 04
Apr. 04
May 04
Jun. 04
Jul. 04
Aug. 04
Sep. 04
Oct. 04
Nov. 04
Dec. 04
Jan. 05
Fev. 05
Mar. 05
Apr. 05
May 05
Jun. 05
Jul. 05
Aug. 05
Sep. 05
Oct. 05
Nov. 05
Dec. 05
Jan. 06
Feb. 06
Mar. 06

Crédit Agricole S.A. shares performed extremely well in 2004, achieving the twelfth best performance among the CAC 40 stocks and outperforming the CAC 40 by ten percentage points.

2005 was also a positive year. In a relatively buoyant market, Crédit Agricole S.A. shares closed at €26.61, an increase of 20% over the year, just below the CAC 40's gain of 23%. There was a striking difference between the first and second halves of the year. The shares underperformed the CAC 40 by about 10 percentage points in the first half and outperformed by more than 10 percentage points in the second. Average daily trading volumes amounted to 3.6 million, higher than the corresponding figure in 2004.

Market capitalisation was €39.8 billion at the year end, ranking Crédit Agricole S.A. ninth in the CAC 40 index.

Since Crédit Agricole S.A.'s initial public offering on 14 December 2001, the shares have gained 60%, compared with just 9% for the CAC 40 and 39% for the DJ Euro Stoxx Bank.

A total of 922.5 million shares were traded during 2005.

Monthly trading volumes ranged from 60.2 million to 100.8 million shares.

(in €)	High	Date	Low	Date	Average closing price	Average daily trading volumes
Q1	23.48	07/02/2005	20.97	31/03/2005	22.48	3,717,935
Q2	21.89	19/05/2005	20.01	29/04/2005	21.03	3,908,232
Q3	24.45	28/09/2005	20.52	07/07/2005	22.45	3,524,735
Q4	27.34	22/12/2005	23.55	21/10/2005	25.47	3,207,887

Source: Traderforce.

Stock market indices

Crédit Agricole S.A. shares are listed on the Eurolist of Euronext Paris, eligible for the SRD (Deferred Settlement Service), continuous trading group A, ISIN code: FR0000045072.

The shares are now included in five indices: CAC 40, DJ Euro Stoxx 50, DJ Euro Stoxx Banks, ASPI Eurozone and, since September 2005, FTSE 4 Good.

Share data

	31/12/2005	31/12/2004	31/12/2003
Number of shares in issue	1,497,322,301	1,473,522,437	1,473,522,437
Market capitalisation (€ billions)	39.8	32.7	27.9
Earnings per share (EPS) (in €)	2.68	1.50	0.85
Book value per share (BVPS) (in €)	19.55	16.27	15.45
Price/BV	1.36	1.36	1.22
P/E	9.9	14.8	22.2
Year's high and low (in €)			
High	27.34	23.80	18.95
Low	20.01	18.98	12.65
Latest	26.61	22.20	18.93

Dividends

Crédit Agricole S.A. paid a dividend of €0.55 for 2001, 2002 and 2003. The dividend was raised to €0.66 for 2004.

The Board of Directors will propose a dividend of €0.94 per share for 2005.

Amount (in €)	2005	2004	2003
Net dividend per share	0.94	0.66[1]	0.55
Gross dividend per share	0.94	0.81[1]	0.825

(1) Including an interim dividend of €0.30 paid on 16 December 2004.

The tax credit for dividends paid as of 1 January 2005 has been cancelled.

Total shareholder return

The table below shows total shareholder return for retail investors in Crédit Agricole S.A. shares.

The calculation based on the closing share price on the day of the investment (initial public offering on 14 December 2001 or beginning of the year in other cases), takes into account the reinvestment of dividends received (including tax credit). Calculation is based on the closing share price on the investment day.

It also assumes that investors took up the rights issue at the end of October 2003 at one new share at a price of €16.07 for every eleven shares held. For 2004, the reinvestment of the interim dividend paid on 16 December is taken into the calculation. All figures are before tax.

By way of example, an investor who invested in Crédit Agricole S.A. shares at the time of the IPO and reinvested all dividends received would have achieved an average annualised return of 16.75% at the end of 2005.

Holding period	Cumulative gross return	Average annualised return
1 year (2005)	21.11%	21.11%
2 years (2004-2005)	50.39%	22.64%
3 years (2003-2005)	100.65%	26.13%
4 years (2002-2005)	76.41%	15.25%
Since 14 December 2001[1]	87.08%	16.75%

(1) IPO at €16.60.

▶ 2006 financial calendar

8 March	Publication of 2005 annual results
17 May	Annual General Meeting in Paris
17 May	Publication of 2006 first quarter results
6 September	Publication of 2006 half-year results
15 November	Publication of 2006 nine-month results

▶ Contacts

Group Financial Communications

Denis Kleiber

Tel.: +33 (0)1 43 23 26 78

Retail shareholder relations

Toll-free line: 0 800 000 777

www.credit-agricole-sa.fr

2 Corporate governance and internal control

Chairman's report on corporate governance and internal control presented to the annual general meeting of shareholders on 17 May 2006

as required by the "Financial Security Act" 2003-706 of 1 August 2003
(Code de Commerce, art. L.225-37; Code Monétaire et Financier, art. L.621-18-3)

Financial year 2005



Dear Shareholders,

In addition to the management report, I am pleased to present my report on Crédit Agricole S.A.'s corporate governance and internal control systems, particularly as they apply to financial and accounting information.

The Financial Security Act requires all listed companies to provide a report on their corporate governance and internal control systems[1]. In order to ensure consistency of information throughout the Group and to comply with good internal control practice, Crédit Agricole S.A. has extended its reporting duty to cover all the Regional Banks, as well as its own major subsidiaries.

Consequently, Crédit Agricole S.A. has a uniform description of the operation of the Group's decision-making bodies and additional information on these entities' internal control procedures.

This report has been completed under my authority, in coordination with the heads of Group Control and Audit, Group Compliance, Group Financial Security (money laundering prevention), Group Finance, Office of the Company Secretary, and Security and Business Recovery, based on existing documentation and available reports on internal control and risks within the Crédit Agricole S.A. Group. This report was submitted to the Crédit Agricole S.A. Audit and Risk Committee on 2 March 2006 and to the Board of Directors at its 7 March 2006 meeting.

(1) Law of 26 July 2005 on confidence in and modernisation of the economy.

▶ Corporate governance

1 - Board of Directors

General presentation

The composition of the Board of Directors of Crédit Agricole S.A. changed significantly upon the company's stock market flotation, notably to comply with the requirement for outside Directors. At 31 December 2005, the Board comprised 21 voting Directors and one nonvoting Director, including:

18 Directors elected by the shareholders:

- 12 Chairmen or Chief Executives of the Regional Banks;
- 1 Regional Bank Chairman representing SAS Rue La Boétie;
- 4 outside Directors;
- 1 Regional Bank employee.



1 Director appointed by joint decree of the Ministry of Finance and the Ministry of Agriculture, in accordance with the law of 18 January 1988 on the mutualisation of Caisse Nationale de Crédit Agricole, now Crédit Agricole S.A.

2 Directors elected by the employees of Crédit Agricole S.A.

1 outside nonvoting Director appointed by the Board of Directors.

The Regional Bank representatives therefore hold 62% of the seats on the Board. This illustrates the desire of Crédit Agricole S.A.'s largest shareholder (SAS Rue La Boétie, which is owned by the Regional Banks and held 55.7% of the voting rights at 31 December 2005) to give the Regional Banks a broad representation to reflect the Crédit Agricole Group's decentralised structure.

The Crédit Agricole S.A. Directors who are Chairmen or Chief Executives of the Crédit Agricole Regional Banks have the status of directors of banking institutions.

Four seats are taken by *outside directors*, including two Directors who hold or have held offices in the banking or financial sector and two Directors from other sectors. One of these Directors is Italian: Mr Corrado Passera, Chief Executive Officer of Banca Intesa[1].

Of the outside Directors in office, three are independent within the meaning of the Bouton report ("Towards better corporate *governance practices among listed companies*", September 2002), the recommendations of which are aimed at companies with a broadly dispersed shareholder base and not companies with a single identified majority shareholder.

Independent director	Main office	Office at Crédit Agricole S.A.
Mr Philippe CAMUS	Co-Executive Manager of SCA Lagardère	Chairman, Compensation Committee Member of the Audit and Risks Committee
Mr Xavier FONTANET	Chairman and Chief Executive Officer, Essilor International	Chairman of the Appointments and Governance Committee Member of the Strategic Committee
Mr Daniel LEBÈGUE	Chairman, Institut Français des Administrateurs	Member of the Audit and Risks Committee Member of the Appointments and Governance Committee

The outside Directors play an extremely important role on the Board. Three are chairmen of the Board's special committees (Audit and Risks, Compensation, and Appointments and Governance). The Chairman of the Audit and Risks Committee became a nonvoting Director at the Annual General Meeting of 21 May 2003, for reasons of age limitation. The Board decided to re-appoint him as Chairman of the Audit and Risks Committee, given his independent status and in order to ensure continuity. Furthermore, he is also Chairman of the Risks and Audit Committee of LCL - Le Crédit Lyonnais and of the Audit Committee of Calyon. This structure provides a global view of the position of Crédit Agricole S.A.'s two principal subsidiaries.

During 2005, the Board's composition was affected by the following events:

- the appointment by the shareholders at the AGM of 18 May 2005 of Mr Philippe Camus as outside Director to replace Mr Gérard Mestrallet who did not stand for re-election, and of Mr Alain David, Crédit Agricole Regional Bank Chairman, to replace Mr Jean le Brun, who reached the age limit;
- co-optation, by the Board of Directors, in November 2005, of Mr Jean-Roger Drouet, Crédit Agricole Regional Bank Chief Executive Officer, to fill the office left vacant by the resignation of Mr Jean-Claude Pichon, Regional Bank Chief Executive Officer. The shareholders of Crédit Agricole S.A. will be asked to ratify this appointment at the AGM on 17 May 2006;
- reappointment as director, by order dated 1 September 2005, of Mr Jean-Michel Lemétayer, Chairman of the French National Farmers' Federation (*Fédération Nationale des Exploitants Agricoles*-FNSEA), representative of the Professional Farmers' Organisations (*Organisations Professionnelles Agricoles*) on the Board of Directors of Crédit Agricole S.A.

The term of office of Crédit Agricole S.A. Directors is fixed at three years by the Articles of Association. Directors may not serve for more than four consecutive terms.

In accordance with the Group's practice of splitting the guidance, decision-making and control functions from the executive function, the offices of Chairman and Chief Executive of Crédit Agricole S.A. have been separated. This structure was confirmed by the Board at its meeting of 18 March 2002, as permitted by the "New Economic Regulations" Act of 15 May 2001.

(1) At 31 December 2005, the Crédit Agricole S.A. Group owned 16.8% of Banca Intesa and held 17.8% of the voting rights.

Role and *modus operandi* of the Board

GENERAL INFORMATION

The Board of Directors' Charter, which was approved by the Board in 2004, sets out the operating procedures of the company's Board and General Management, while taking into account the separation of the offices of Chairman and Chief Executive and the company's duties as a central body under the terms of the *Code Monétaire et Financier*. It comprises five articles:

1- Organisation of the Board of Directors

This section describes:

- the role of the Chairman: "The Chairman guides and organises the Board's work. He calls meetings of the Board and sets the agenda for the meetings";
- the role of the Officers of the Board (consisting of the Chairman and Deputy Chairmen) in preparing the Board's work: "The Officers of the Board are responsible for preparing the Board's work. They meet when called by the Chairman as needed";
- the special committees of the Board, which defines the duties, composition and charter of such committees. These are the Strategic Committee, Audit and Risks Committee, Compensation Committee, and Appointments and Governance Committee.

2- Powers of the Board of Directors and Chief Executive Officer

- **powers of the Board of Directors:** In addition to the powers granted by law, on the recommendation of the Chairman and the Chief Executive Officer, the Board determines the Group's strategy directions, approves strategic investment projects, defines the general principles applicable to the Crédit Agricole Group's internal financial organisation, and grants the Chief Executive Officer the necessary authorities to implement these decisions".

  The Board "is kept informed by the General Management on a regular basis of major risks to which the Group is exposed and reviews the situation concerning risks of all kinds at least once a year". Furthermore, "the Board takes all decisions concerning the Crédit Agricole Regional Banks and falling within the scope of Crédit Agricole S.A.'s duties as Central Body assigned by the *Code Monétaire et Financier*".
- **powers of the Chief Executive Officer:** The Chief Executive Officer has the fullest powers to act in the name of the company and to represent it with respect to third parties. He must, however, secure the Board of Directors' approval prior to creating, acquiring or disposing of any subsidiaries and equity investments in France or abroad for amounts exceeding €150 million and for any investment, of any kind whatsoever, in an amount exceeding €150 million. If, due to the urgency of the situation, the Board cannot be called to deliberate on a transaction that exceeds this ceiling, the Chief Executive Officer may, with the Chairman's approval, make any decisions that are in the company's interest in the areas set forth above (*that is, in areas that are subject to a Board resolution as indicated in the section entitled "Powers of the Board of Directors" above*)".

3- *Modus operandi* of the Board

"The Board is convened by its Chairman and meets as often as required by the company's interests and at least six times each year. The Chief Executive Officer and any Deputy Chief Executive Officers participate in the Board meetings but do not have the right to vote. The Board may appoint one or several nonvoting Directors who participate in the Board meetings".

"Directors concerned by matters deliberated by the Board shall abstain from voting on such matters".

"The Chairman and the Chief Executive Officer are required to supply to each Director all documents or information needed for the Director to fulfil his duties". Prior to Board meetings, a file is sent out to each Director describing items on the agenda and matters that require special analysis and prior information, providing this does not entail any breach of confidentiality. Such documents are sent four days before each Board meeting, on average.

All Board members receive any relevant information on the company, in particular any press releases issued by the company.

"By exception, the Board may hold a meeting by means of videoconferencing, providing that at least three Directors are physically present". Pursuant to the law, videoconferencing is not allowable for the following decisions: review of the annual accounts and management report, and preparation of the consolidated accounts and the report on the Group's management.

4- Special Committees

Four committees have been created within the Board. Their duties, which are described under the relevant section of the Board's Charter, are set out in the section "Special Committees" of this report.

5- Crédit Agricole S.A. Director's Code of Conduct

A charter for Crédit Agricole S.A. Directors is being developed and will be finalised in 2006. It will set out recommended rules of conduct for Board members, bearing in mind that a Code of Conduct approved by Crédit Agricole S.A.'s Board in July 2003 has been distributed throughout the Crédit Agricole Group. In addition, the Directors report all transactions in Crédit Agricole S.A. shares whenever the aggregate value of such transactions exceeds €5,000 in a given calendar year.



REVIEW OF THE BOARD OF DIRECTORS' WORK DURING 2005

Board members showed a strong commitment to their duties. The attendance rate averaged 91% in 2005, with 93% for the originally scheduled ordinary sessions and 88% for extraordinary sessions.

The average age of Crédit Agricole S.A. Directors is 56.5. The Articles of Association provide for a maximum age limit of 65 and 67 for the Chairman.

The Board **met eleven times during 2005, including four extraordinary sessions.** The meetings were principally dedicated to:

- approving the budget for Crédit Agricole S.A. and the Group for 2005;
- approving the annual and half-yearly financial statements and reviewing the quarterly financial statements of Crédit Agricole S.A., the Crédit Agricole S.A. Group and the Crédit Agricole Group, after their review by the Audit and Risks Committee, and after the Committee Chairman reported to the Board. Prior to approving the periodic statements, the Board also heard the conclusions of the statutory auditors' on their work, after these were submitted to the Audit and Risks Committee;
- at the request of the French Banking Commission and the US Federal Reserve, overseeing implementation within the Crédit Agricole S.A. Group of the strengthened programme to monitor compliance of operations with French and foreign laws and regulations, particularly in corporate and investment financing. The Audit and Risks Committee is responsible for following up on implementation of this programme. It reports to the Board on a regular basis on work conducted and systems established within the Group;
- presenting the annual internal control report for 2004 prepared by the Group Audit Division, after the report was reviewed by the Audit and Risks Committee;
- implementation of the new IAS/IFRS standards and the Basle II rules within the Crédit Agricole S.A. Group and the Crédit Agricole Group, following a review by the Audit and Risks Committee;
- application of the new regulation 97-02 on internal control within the Crédit Agricole Regional Banks;
- the development plan for the Crédit Agricole S.A. Group setting the Group's strategic goals for the period 2006/2008, both in France and abroad, to which the Board dedicated two meetings in November and December 2005;
- transactions completed for the Group's expansion abroad (acquisition of a majority interest in Nextra in Italy in asset management; acquisition of stakes in Central Europe, Morocco and Egypt; development in insurance in Portugal) and the agreement with Caisses d'Épargne in securities services;
- the latest internal restructuring transactions within the Crédit Agricole S.A. Group following the acquisition of Crédit Lyonnais, particularly in factoring and non-life insurance.

In July 2005, the Board duly noted the resignation of Mr Jean Laurent as Chief Executive Officer effective on 12 September 2005. On the Chairman's recommendation and after hearing the opinion of the Appointments and Governance Committee, the Board appointed Mr Georges Pauget, Deputy Chief Executive Officer in charge of Crédit Lyonnais and the Regional Banks, Insurance and Private Banking business lines of the Crédit Agricole S.A. Group as Chief Executive Officer effective on 12 September 2005. On the Compensation Committee's recommendation, the Board also fixed the terms and conditions applying to Mr Laurent's departure and the terms and conditions of Mr Pauget's fixed and variable compensation as of the starting date of his term of office.

ASSESSMENT OF THE BOARD OF DIRECTORS

In 2005, for the first time, the Board conducted an assessment of its operation. This assessment was overseen by the Appointments and Governance Committee with the help of an outside firm and of the Office of the Board Secretary of Crédit Agricole S.A., which is held by the Company Secretary. This outside firm interviewed each member of the Board (voting and nonvoting directors), by way of a questionnaire that was sent to them in advance and approved by the Appointments and Governance Committee.

Following this assessment, a report summarising the observations collected and the recommendations made was prepared by the outside firm and presented first to the Appointments and Governance Committee, then to Board of Directors, which devoted an extraordinary session to this matter. During that session, the Board approved a number of measures designed to improve its operation, particularly with respect to the following:

- presentation of files submitted to the Board and time within which they are to be sent to the Directors;
- conducting Board meetings;
- organisation of the Board's work based on a schedule that leaves substantial scope for topics that are deemed to be priorities;
- information provided to the Directors on decisions taken by the Chief Executive Officer under the powers conferred upon him;
- the operation of the Board's special committees and the submission of their work to the Board.

RELATED PARTY AGREEMENTS AND AGREEMENTS SUBJECT TO DISCLOSURE

Related party agreements

In 2005, the Board authorised a number of agreements governed by the provisions of Articles L. 225-38 et seq. of the Code de Commerce. As required by law, the Directors concerned abstained from voting and the agreements signed in 2005 were sent to the Statutory Auditors, who will present their report on this matter at the Annual General Meeting of Crédit Agricole S.A.

Pursuant to the provisions of the law of 26 July 2005 "for confidence in and modernisation of the economy", which stipulates that information on compensation, payouts or benefits due or liable to become due owing to the termination or change in appointment of executive officers be subject to the related party procedure, the Board disclosed the conditions applying to the termination of Mr Jean Laurent's appointment Chief Executive Officer.

Agreements subject to disclosure

As required by law, a list of agreements subject to disclosure and their purpose was sent to the Board of Directors, who then advised the Statutory Auditors.

2 - Special committees

Four committees have been created within the Board: the Audit and Risks Committee, the Strategic Committee, the Compensation Committee, and the Appointments and Governance Committee.

Committee members are appointed by the Board, on the Chairman's recommendation. Committee members are appointed for the duration of their term of office on the Board. The Board may terminate the office of a Committee member at any time. Likewise, a Committee member may resign from his office at any time. All Committee members, and all other persons who attend Committee meetings, are bound by professional secrecy.

Audit and Risks Committee

The Audit and Risks Committee was created in July 2002. As of 31 December 2005, it comprised seven members, including six voting directors and one nonvoting director:

Mr Moulard (Committee Chairman), outside nonvoting Director;
Mr Camus, Independent Director;
Mr Diéval, Crédit Agricole Regional Bank Chief Executive;
Mr Gobin, Crédit Agricole Regional Bank Chairman;
Mr Kerfriden, Crédit Agricole Regional Bank Chief Executive;
Mr Lebègue, Independent Director;
Mr Mary, Crédit Agricole Regional Bank Chief Executive.

In 2005, the Committee's membership was augmented by the appointment of Mr Camus as a member, following his election as Director at the May 2005 Annual General Meeting.

The Group Chief Financial Officer and Risk Management Officer, the Head of Group Control and Audit and the Head of Compliance also attend meetings of the Audit and Risks Committee.

The *modus operandi* and duties of the Committee are set out in a charter approved by the Board of Directors. The Committee's main duties are:

- to review Crédit Agricole S.A.'s parent company and consolidated financial statements;
- to examine changes and amendments to the significant accounting policies used to draw up the financial statements;
- to ensure that internal control systems and procedures are adequate for the Group's business activities and risks; and
- to express an opinion on proposals to appoint or re-appoint the Statutory Auditors.

The Committee's duties have been extended to cover monitoring the new strengthened compliance programme, which includes overseeing the quality of the Group's compliance procedures, and more particularly the corporate and investment banking business line's compliance with French and international regulations.

The Audit and Risks Committee met seven times in 2005, including two extraordinary sessions.

The attendance rate averaged 76.2%. During 2005, the Committee's sessions were devoted to:

- reviewing the annual, half-yearly and quarterly financial statements prior to their presentation to the Board and hearing the statutory auditors' reports;
- reviewing the annual and half-yearly report on internal control;
- reviewing the Chairman's report on corporate governance and internal control presented to the Annual General Meeting;
- reviewing risks and provisions at each balance sheet date. As from the second half of 2005, the Committee also decided that, at each meeting, it would review a given business sector, in order to examine the positions of the Crédit Agricole S.A. Group or Crédit Agricole Group together with the risks associated with the different sectors. In 2005 the Committee reviewed the telecommunications, automotive, aviation and agribusiness sectors;
- the Committee devoted one meeting to a presentation on risks relating to the asset management business lines;
- IAS/IFRS and the implementation of these standards within the Crédit Agricole Group;
- Reviewing the main conclusions of the audit missions undertaken by Group Control and Audit within the Crédit Agricole S.A. Group;
- overseeing implementation of the strengthened compliance control programme within the Crédit Agricole S.A. Group. The Committee reviewed a status report on this programme at every meeting and also reviewed the annual report on the compliance system.

The compliance system is based on three functions organised by business line (compliance, legal, financial security), a Compliance Management Committee chaired by the Company Secretary of Crédit Agricole S.A., who is a member of Crédit Agricole S.A.'s Executive Committee, and a set of procedures approved by the French Banking Commission and the US Federal Reserve that have been broadly circulated throughout the Crédit Agricole S.A. Group.

The system provides procedures for reporting any compliance failures that may be observed within the Group. Compliance failures that have been reviewed by the Compliance Management Committee are reported to the Audit and Risks Committee and the Committee Chairman informs the Board of any significant failures.

Lastly, the system encompasses significant measures designed to raise employee awareness. This plan, which was presented to the Committee, applied to over 50,000 Crédit Agricole S.A. Group staff members in 2005.

- the organisation of security within the Crédit Agricole S.A. Group and the Crédit Agricole Group, including information systems security, business recovery plans and physical security;

- the Audit Committee was informed of the disciplinary proceedings initiated by the French Insurance Commission (*Commission de Contrôle des Assurances, des Mutuelles et des Institutions de Prévoyance*-CCAMIP) against Predica, Crédit Agricole S.A.'s life insurance subsidiary. This matter was also reviewed by the Board.

The Chairman of the Audit Committee reported to the Board on the work accomplished at each Committee meeting. He also reported to the Board on the work he accomplished in between Committee meetings in his capacity as Chairman.

Furthermore, a report is drawn up on each Committee meeting and distributed to all the Directors.

Compensation Committee

The Compensation Committee was created in July 2002. As of 31 December 2005, it comprised four members:

Mr Camus (Committee Chairman), Independent Director;
Mr Sander, Crédit Agricole Regional Bank Chairman;
Mr Bru, Crédit Agricole Regional Bank Chairman;
Mr Pargade, Crédit Agricole Regional Bank Chairman.

The composition of the Committee changed in 2005: Mr Camus was appointed to succeed Mr Mestrallet as Committee Chairman.

The Head of Group Human Resources, who is a member of the Crédit Agricole S.A. Group's Executive Committee, attends Compensation Committee meetings.

The *modus operandi* and duties of the Committee are set out in a charter approved by the Board of Directors. Its key duties are to make proposals principally concerning the fixed and variable compensation payable to the Chairman, the Chief Executive Officer and Deputy Chief Executive Officer(s), the total amount of Directors' fees to be proposed for approval at the Annual General Meeting of shareholders and its allocation among the members of the Board, and the terms and conditions relating to the grant of stock options under plans approved by the shareholders.

The Compensation Committee met three times in 2005. The attendance rate was 100%. The Committee's sessions in 2005 were devoted to the following matters:

FOR SUBMISSION TO THE BOARD OF DIRECTORS

- Fixed compensation (for 2005) and variable compensation (determination of variable compensation in respect of 2004 and the criteria for determining variable compensation for 2005) of the executive officers (Chief Executive Officer and Deputy Chief Executive Officers), by reference to market practices. The Board approved these recommendations in March 2005;
- Compensation of the Chairman of Crédit Agricole S.A. for 2005, approved by the Board in March 2005;
- Terms and conditions of the Crédit Agricole Group employee share offering, which the Committee reviewed prior to presenting the resolutions to be submitted to the shareholders at the May 2005 AGM to the Board at its March 2005 meeting;
- Directors' fees: total amount for 2005 (proposal to be submitted to the AGM approved by the Board in March 2005) and proposed allocation among Board members (proposal approved by the Board in July 2005);
- Proposals relating to the end of Mr Jean Laurent's term of office as Crédit Agricole S.A.'s Chief Executive Officer (determination of variable compensation, departure conditions) and determination of fixed compensation and basis for determining variable compensation for Mr Georges Pauget as Crédit Agricole S.A.'s Chief Executive Officer, as from the effective date of his appointment (12 September 2005). These proposals were approved by the Board in July 2005;
- Allotment of Crédit Agricole S.A. stock options to new employees of the Crédit Agricole S.A. Group.

OTHER MATTERS REVIEWED BY THE COMMITTEE

- After reviewing market practices, the Committee was informed of the pension guarantee system for the executive management of the Crédit Agricole S.A. Group (applicable to Crédit Agricole S.A. executive officers, the Chief Executive Officer and Deputy Chief Executive Officers), resulting in placing a cap on this pension guarantee;
- Review of market practices relating to compensation in investment and corporate banking, asset management and private banking;
- Lastly, the Committee was informed of the main facets of the common management programme for executives of the Crédit Agricole Group as part of the Crédit Agricole S.A. Group's strategic development plan, which is to be completed during 2006.

The Chairman of the Compensation Committee reported to the Board on the work accomplished by the Committee at each of its meetings and submitted the Committee's recommendations on the matters described above.

Strategic Committee

The Strategic Committee was established in December 2003 and began its operations in 2004. As of 31 December 2005, it comprised five members:

Mr Carron (Committee Chairman), Chairman of the Board of Directors and Regional Bank Chairman;
Mr Sander, Deputy Chairman of the Board, Crédit Agricole Regional Bank Chairman;
Mr Couturier, Vice-Chairman of the Board, Crédit Agricole Regional Bank Chief Executive;
Mr Dupuy, Vice-Chairman of the Board, Crédit Agricole Regional Bank Chairman;
Mr Fontanet, Independent Director.

The Committee's composition changed in late 2005, following the resignation of Mr Jean-Claude Pichon, Regional Bank Chief Executive Officer, from his office of Director effective on 16 November.



Mr Pichon attended all Strategic Committee meetings held during 2005.

Crédit Agricole S.A.'s Chief Executive Officer, Company Secretary and Director of Strategy and Development also attend Strategic Committee meetings.

The *modus operandi* and duties of the Committee are set out in a charter approved by the Board of Directors. Its key duties are to conduct in-depth reviews of the Group's strategic planning for its various business lines in France and internationally. As such, the Committee reviews plans for strategic investments or acquisitions. The Committee reports on its work to the Board. As a general rule, it meets three to four times each year, at its Chairman's initiative. It may meet more frequently when circumstances so require.

The Strategic Committee met five times in 2005, in four scheduled meetings and one extraordinary session. The average attendance rate of Committee members was 97%. The Committee's sessions were devoted to the following matters:

- in-depth analysis of the Group's business and strategic outlook in its different business lines and in the geographical regions where it is active. As such, in 2005, the Committee reviewed the Group's position in insurance in France (life and non-life), in private banking in France and internationally, and its positions in Asia and in the Africa region;
- changes in certain core holdings of the Group in Greece and Portugal;
- the plan to acquire a majority stake in Nextra in asset management in Italy, the plan to acquire a bank in Serbia and the plan to make a tender offer for an institution in Egypt, prior to approval of these plans by the Board;
- a status report on the progress of the LCL - Le Crédit Lyonnais "Crescendo" plan;
- lastly, the Strategic Committee devoted two sessions, in October and November 2005, to the Crédit Agricole S.A. Group strategic development program, which the Board approved at its December 2005 meeting.

The Committee Chairman reported to the Board on the work accomplished by the Committee after each of its meetings.

Appointments and Governance Committee

The Appointments and Governance Committee was established in November 2004 and met in January 2005 for the first time. As of 31 December 2005, it comprised six members:

Mr Fontanet (Committee Chairman), Independent Director;
Mr Carron, Chairman of the Board of Directors and Regional Bank Chairman;
Mr Couturier, Vice-Chairman of the Board and Regional Bank Chief Executive;
Mr Sander, Vice-Chairman of the Board and Regional Bank Chairman;
Mr Dupuy, Vice-Chairman of the Board and Regional Bank Chairman;
Mr Lebègue, Independent Director.

The Chief Executive Officer and Company Secretary of Crédit Agricole S.A. also attend Appointments and Governance Committee meetings as needed

The *modus operandi* and duties of the committee are set out in a charter approved by the Board of Directors. The Committee's duties are:

- to make recommendations to the Board on the selection of voting and nonvoting directors from outside the Crédit Agricole Group, bearing in mind that candidates for directorships who are serving as Chairman or Chief Executive Officer of a Regional Bank are proposed to the Board of Directors via the holding company that controls Crédit Agricole S.A., pursuant to the "Protocol Agreement" signed prior to the initial public offering of Crédit Agricole S.A. by the Regional Banks and Crédit Agricole S.A. (the provisions of this agreement are set out in the shelf-registration document of 22 October 2001 registered by the *Commission des Opérations de Bourse* under number R01-453);
- with respect to Executive Officers:
  - to issue an opinion on the Board Chairman's recommendations for the appointment of the Chief Executive Officer, in accordance with the Board of Directors' Charter, and on the Chief Executive Officer's recommendations on the appointment of Deputy Chief Executive Officers, in accordance with the Board Charter,
  - with respect to the succession of the Executive Officers, the Committee implements a procedure for preparing succession plans for the Executive Officers in the event of an unforeseeable vacancy;
- to oversee the Board of Directors assessment process. In this respect, it recommends any necessary changes in the rules of governance of Crédit Agricole S.A. (charters governing the Board and the special committees, etc.).

In 2005, Appointments and Governance Committee members did not receive any compensation for sitting on the Committee.

The Appointments Committee began operating in January 2005 and met three times during the year. The average attendance rate was 94%. The Committee's sessions were devoted to the following matters:

- following the Board's decision to initiate a process for assessing its own operation, the Appointments and Governance Committee oversaw this assessment with the assistance of an outside consultant. It devoted its first meeting to selecting the consultant after launching an invitation to tender at the end of 2004.
  The conclusions of the assessment were presented to the Committee by the outside consultant in July 2005, together with recommendations. The Committee devoted another meeting, in



September 2005, to reviewing the recommendations for improving the Board's operation, which the Board approved at its meeting of 18 October;

- following Mr Mestrallet's decision not to seek re-election as Director, the Committee recommended the appointment of an outside Director to replace him. This recommendation was approved by the Board at its March 2005 meeting and submitted to the shareholders at the May 2005 Annual General Meeting.

In addition, in July 2005, the Appointments and Governance Committee met in an extraordinary session to issue an opinion on the Board Chairman's proposal to appoint Mr Georges Pauget as Chief Executive Officer of Crédit Agricole S.A., following Mr Jean Laurent's decision to resign from his office effective as of 12 September 2005. The Committee rendered its opinion to the Board at the Board meeting of 19 July 2005.

3 - Restrictions on the Chief Executive Officer's powers exercised by the Board of Directors

The Chief Executive Officer has the broadest powers to act at all times and in all circumstances in the name of Crédit Agricole S.A. and to represent the Bank with respect to third parties, within the limits of its corporate object and subject to those powers expressly vested in the collective body of shareholders either by law or by the Board of Directors.

Restrictions on the Chief Executive Officer's powers exercised by the Board of Directors are described in section "Boards of Directors".

▶ Internal control procedures

The Crédit Agricole Group's internal control system complies with all legal and regulatory requirements as well as with Basle Committee recommendations.

The internal control system is defined as all procedures and mechanisms designed to manage and control operations and risks of all kinds and to ensure that all transactions are carried out in a manner that is secure, effective and proper, in terms of complying with laws, regulations and internal standards

However, all internal control systems have their limitations, due primarily to technical or human deficiencies.

The internal control system and procedures can be classified by their purpose:

- financial performance, through effective and adequate use of the Group's assets and resources, and protection against the risk of loss;
- timely provision of comprehensive, accurate information required to take decisions and manage risks;
- compliance with internal and external regulations;
- prevention and detection of fraud and error;
- accuracy and completeness of accounting records and timely production of reliable accounting and financial information.

In accordance with the Group's principles, Crédit Agricole S.A.'s internal control system has a broad scope of application throughout the Group. It covers all French and international banking and investment subsidiaries as well as the companies controlled by Crédit Agricole S.A. and other subsidiaries, regardless of type or geographical location, whose business could be a source of risk (insurance companies, equity investment subsidiaries, payment groupings, asset management, and issuer services companies).

Each Group entity applies this principle to its own subsidiaries, thereby ensuring a consistent internal control system throughout the entire Group.

Through the procedures, tools and reporting systems that have been implemented in this standardised framework, information is delivered on a regular basis to the Board, the executive officers and management, on the operation of the internal control systems and their adequacy (ongoing and periodical control systems, reports on risk monitoring measurements, corrective action plans, etc.).

The system implemented by Crédit Agricole S.A., in line with the standards and principles set forth below, is adapted and deployed across the various business lines and risks at each level within the Crédit Agricole Group.

1 - General internal control environment

This definition and the resulting organisational principles are in line with the provisions of the *Code Monétaire et Financier*[2], regulation no. 97-02 as amended issued by the *Comité de la Réglementation Bancaire et Financière*[3] and Basle Committee recommendations on internal control, risk management and solvency.

(2) Article L. 511-41.

(3) Relating to internal control in banking organisations in application of the article referred to above, approved on 11 March 1997 and amended by the Ministry of Finance decree of 31 March 2005.

These national and international external standards are supplemented by internal standards specific to Crédit Agricole:

- a body of permanent rules (both external regulations and internal rules) governing the entire Crédit Agricole Group, compliance with which is compulsory, and more particularly rules concerning accounting (Crédit Agricole chart of accounts) and financial management;
- the Code of Conduct of the Crédit Agricole Group;
- recommendations of the Regional Banks' Executive Committee for Internal Control: application of the new regulation no. 97-02 (decree of 31 March 2005) relating to internal control in banking institutions and investment companies within the Regional Banks;
- a set of procedures governing Crédit Agricole S.A., the parent company, and, where applicable, its subsidiaries, concerning the company's organisation and operation, and its exposure to risk.

This set of procedures encompasses the following main references:

- Directive no. 98-07 of 23 December 1998 on internal control of the Crédit Agricole S.A. Group;
- Procedure no. 2004-15 of September 2004 on the organisation of the Control and Audit function within the Crédit Agricole S.A. Group;
- Procedure no. 2005-06 on the application of rules on financial security within the Crédit Agricole S.A. Group: prevention of money laundering and terrorism financing, external fraud, embargo management, and freezing assets, which cancels and supersedes Procedure no. 2001-21 of 13 December 2001 and its addendum no. 2002-38.

During the second half of 2004, these procedures were supplemented by a set of procedures adopted as part of the FIDES programme for controlling compliance with laws and regulations and described below. During 2005, a procedure relating to "the identification, reporting and correction of failures to apply laws, regulations, professional standards and compliance standards" (2005-07) was distributed and implemented.

These procedures are updated regularly as required, and more particularly to take account of regulatory developments and changes in the scope of internal control.

2 - Organisation of the internal control system

To ensure that the internal control systems are effective and consistent throughout the Group, Crédit Agricole has established a set of common rules and recommendations based on certain underlying fundamental principles.

Each Crédit Agricole Group entity (Regional Banks, Crédit Agricole S.A., banking or investment subsidiaries, and other subsidiaries) must apply these principles at its own local level.

Fundamental principles

The organisational principles and components of the Group's internal control system that are common to all Group entities are:

- reporting to the decision-making body (risk strategies, risk limits, internal control activity and results);
- direct involvement of the executive body in the organisation and operation of the internal control system;
- comprehensive coverage of all business operations and risks, and accountability of all persons involved;
- clear definition of tasks, effective segregation of the commitment and control functions, formal up-to-date authorised limits;
- formal, up-to-date standards and procedures, particularly for the accounting function.

These principles are supplemented by:

- measurement, supervision and control mechanisms for credit risk, market risk, operational risk (transaction processing, quality of financial and accounting information, information systems processes, regulatory and legal risks), and interest rate and liquidity risk;
- a control system, forming part of a dynamic and corrective process, structured as follows:
  - permanent first line controls, which are performed by the operating units themselves as an integral part of their business processes, and second line controls performed by units or people independent of the operating units or those responsible for first line controls,
  - periodical third line controls performed by Group Control and Audit and the Control and Audit departments of the Group's subsidiaries and the Regional Banks.

Permanent controls are based on specific mechanisms for information systems security and business recovery, money laundering prevention and conforming with compliance standards, and on strengthening management supervision of outsourced key services.

All these mechanisms help promote an internal control culture within the Group.

Oversight

Due to the reorganisation of control functions required by regulatory changes, 2005 was a transition year in internal control system oversight.

In keeping with the former regulations, an Internal Control Officer (ICO) responsible for monitoring the consistency and effectiveness of internal control systems and reporting directly to the Crédit Agricole S.A.'s Chief Executive Officer was appointed on 1 October 1997.

To prepare for implementation as of 1 January 2006 of the Ministry of Finance decree of 31 March 2005 amending regulation no. 97-02, an officer in charge of permanent controls who is a member of Crédit Agricole S.A.'s Executive Committee and who is responsible for the Risks and Permanent Controls Division was appointed on



17 November 2005. Likewise, an officer of periodical controls, who is in charge of Group Control and Audit to the exclusion of any other duties, was appointed on 5 December 2005.

These two officers report directly to Crédit Agricole S.A.'s Chief Executive Officer. Furthermore, the Compliance Officer reports to Crédit Agricole S.A.'s Company Secretary, who sits on the Executive Committee. These three officers have extensive access to the Audit and Risks Committee and to the Crédit Agricole S.A. Board of Directors.

In order to coordinate the three control functions - periodical control, permanent control, compliance control - a decision was made to create a Group Internal Control Committee, chaired by Crédit Agricole S.A.'s Chief Executive Officer.

Under the circumstances, 2006 will be devoted mainly to deploying the new organisation, to setting up the Internal Control Committee and to enhancing the systems and tools used for permanent controls, which requires updating the procedural framework

CRÉDIT AGRICOLE S.A. AND ITS SUBSIDIARIES

The various Crédit Agricole S.A. central support functions and the divisions and business lines are involved in implementing internal control systems, particularly through special committees, including the Group Risks Committee, Standards and Methodology Committee, Treasury and ALM Committee, etc. Crédit Agricole S.A. therefore oversees the systems on a consolidated basis, based on:

- centralisation, consolidation and supervision of credit risks, financial risks and operational risks by Group Risk Management (DRG), now called Risk Management and Permanent Controls Department;
- centralisation, consolidation and supervision of interest rate and liquidity risks by ALM Department (FIN);
- standardisation of accounting procedures and control over financial and accounting information by the Accounting and Consolidation department (DCC);
- standardisation of procedures, planning and control over consolidated budget data by the Budget, Management Control and Investments department (BCP);
- standardisation and deployment of information systems security and business recovery plans by Security and Business Recovery (SCA);
- control over compliance issues and risks of non-compliance by the Compliance department (DDC);
- prevention of money laundering and terrorism financing and compliance with embargos and obligations to freeze assets by the Financial Security business line;
- independent periodical control over the proper operation of all Crédit Agricole Group entities by Group Control and Audit.

The support functions, departments and business lines in turn are supported by decentralised local units within each legal entity (those direct subsidiaries forming part of Crédit Agricole S.A.'s internal control scope), comprising:

- Internal Control Committees, which meet every six months: these are executive decision-making bodies, which include the Chief Executive Officer of the unit and the representatives of the Crédit Agricole S.A. control functions, responsible mainly for a critical assessment of the internal control systems and internal audit work, monitoring audits and overseeing any corrective measures;
- each entity's special committees;
- a network of officers dedicated to each business line.

Within the Group, nearly 1,013 full-time equivalents (excluding the Regional Banks) were involved in internal control functions in 2005.

- Internal Control System management: 24;
- Compliance and Financial security: 432;
- Control and Audit: 557.

These figures do not include staff dedicated to other permanent control functions in the Risks business line.

CRÉDIT AGRICOLE REGIONAL BANKS

For the Regional Banks, application of the rules and procedures defined above is facilitated by the publication of national recommendations on internal control. These are updated each year by the Regional Banks' Executive Committee for Internal Control, which is made up of senior executives, the Regional Bank ICOs, and representatives of Crédit Agricole S.A.

At the end of 2005, the Regional Banks' Executive Committee for Internal Control issued recommendations on implementation of the new regulation no. 97-02 (decree of 31 March 2005) relating to the new control function architecture, strengthening of compliance control and management supervision of key outsourced services. These recommendations, which were approved by Crédit Agricole S.A.'s Board of Directors, were forwarded to each Regional Bank by Crédit Agricole S.A.'s Chief Executive Officer.

In its capacity as central body, Crédit Agricole S.A. is closely involved in all matters relating to internal control. Through regular work sessions and information meetings, Group Control and Audit meets all Regional Bank ICOs and internal audit managers twice a year on average, mainly during regional meetings.

Board of Directors[4]

The Board of Directors of Crédit Agricole S.A. is informed of the organisation, activity and results of the internal control function and, through the Audit and Risks Committee, of the significant risks to which the company is exposed.

(4) Information about the work of the Board of Directors can be found in Part I of this report.

It is aware of the company's overall organisational structure and approves its internal control system. It is periodically informed of internal control activities and results and receives the annual and interim reports on internal control, in accordance with banking regulations and Crédit Agricole S.A. procedures.

The Chairman of the Board receives regular reports summarising the conclusions of audits conducted by Group Control and Audit.

On 16 November 2005, the Chairman of the Audit and Risks Committee reported to the Board on the presentation to the Committee of the interim report on internal control and risk measurement and supervision for the first half of 2005. As of the date of the Annual General Meeting, the annual report for 2005 will have been presented to the Audit and Risks Committee (at its meeting of 25 April 2006) and duly sent to the French Banking Commission and the Statutory Auditors. It will also have been presented to the Board of Directors.

Audit and Risks Committee[5]

The Crédit Agricole S.A. Internal Control Officers report to the Audit and Risks Committee created by Crédit Agricole S.A.'s Board of Directors.

A key aspect of the Committee's role is to verify the clarity of information provided and to assess the appropriateness of accounting methods and the quality of internal control. As such, it has broad powers to request and receive any information, including accounting and financial information, relating to periodical control, permanent control and compliance control.

In this respect, the interim report on internal control and risk measurement and supervision for the first half of 2005 was presented to the Committee by Crédit Agricole S.A.'s Internal Control Officer at the Committee's meeting of 9 November 2005. The ICO will also present the annual report for 2005 to the Committee at its meeting of 25 April 2006.

The Chairman of the Audit and Risks Committee receives regular reports summarising the conclusions of audits conducted by Group Control and Audit.

Chief Executive Officer

The Chief Executive Officer defines the company's general organisation and oversees its implementation by competent qualified staff. He is directly and personally involved in the organisation and operation of the internal control system. His key responsibilities in this respect are as follows:

- defining roles and responsibilities and allocating adequate resources to the internal control function;
- ensuring that risk strategies and limits are compatible with the financial position (capital base, earnings) and strategic guidelines set by the Board of Directors;
- overseeing the implementation of risk identification and measurement systems that are appropriate for the company's activities and organisation, and ensuring that all essential information produced by these systems is reported to him on a regular basis;
- ensuring the adequacy and effectiveness of the internal control system through permanent monitoring;
- receiving information on any failures identified by the internal control system and the proposed corrective measures; in this respect, the Chief Executive Officer receives regular reports summarising the conclusions of audits conducted by Group Control and Audit.

(5) Information about the work of the Audit and Risks Committee can be found in Part I of this report.

3 - Specific internal control and risk management and supervision systems within Crédit Agricole S.A.

Risk measurement and supervision

Crédit Agricole S.A. has risk measurement, supervision and control systems covering all risks, whether carried on or off balance sheet (counterparty risk, market risk, operational risk, structural financial risk, etc.), which are adapted to its business activities and organisation, and form an integral part of the internal control system. Information is reported periodically to the Management Committee, the Board of Directors and the Audit and Risks Committee, notably through the reports on internal control and risk measurement and supervision.

Detailed information on risk management is presented in the management report and in a separate note to the consolidated financial statements.

Internal control system for information systems security and business recovery plans

Within the Crédit Agricole S.A. Group, the governance and oversight of security and business recovery plans have been adapted to account for changes in the business scope. Projects are closely monitored through the control systems managed by the Security and Business Recovery Division and overseen by the Group Security Committee. Plans to make alternative arrangements for continuing operations in the event that premises become unavailable are progressing satisfactorily.

With respect to information systems back-up plans, as part of the Crédit Agricole S.A. Group's reorganisation following the integration of Crédit Lyonnais, additional back-up sites are being installed and gradually building up operations. Physical safety and information systems security is controlled on a regular basis and corrective measures are monitored on an ongoing basis.



At Crédit Agricole S.A., an extreme scenario has been developed for information systems and is tested twice a year.

The security of online banking services has been strengthened by deploying measures for faster crisis management and reducing attempted fraud through more stringent controls performed by computer programmes. Furthermore, Crédit Agricole's authentication policy is undergoing careful review.

Within the Crédit Agricole Group (Crédit Agricole S.A. and its subsidiaries and the Regional Banks), information systems security and business recovery plans are now overseen on a Group-wide basis. The interpenetration and cooperation of the various systems requires uniformity, consistency and interoperability. To address this, the Group is in the process of setting up a Business Recovery Plan coordination unit.

Extreme crisis scenarios, including the event of an avian flu pandemic, are studied and managed at the national level. The Group is creating a National Crisis Oversight Unit and a common crisis management department.

At the Regional Banks, common infrastructures (the IRIS network and its components) and web servers undergo controls and reviews designed to optimise their management, enhance their security and concentrate project supervision and responsibility.

Internal control system for financial security: prevention of money laundering and terrorism financing, compliance with embargos and obligations to freeze assets

Each Group entity is directly responsible for the prevention of money laundering, applying "know your customer" policies and exercising a duty of care within its own internal control scope.

Each Regional Bank, subsidiary and branch has appointed one or more persons responsible for relations with Tracfin, the French government agency responsible for organised financial crime.

The central money-laundering prevention system has a broader base of skills covering the Crédit Agricole Group as a whole. This ensures that all the Regional Banks, subsidiaries and branches in France and abroad have the necessary recommendations to protect adequately against the risk of money laundering.

Moreover, since 2 July 2004, Crédit Agricole S.A. and all its subsidiaries have implemented a set of procedures designed to strengthen compliance (FIDES), which were broadly circulated in 2005. In this respect, the Financial Security business line is in charge of implementing and following up on "know your customer" procedures.

Each operating unit is responsible for enforcing procedures, while ultimate responsibility for verifying that the systems comply with all legal and regulatory requirements lies with the control and audit units and Group Control and Audit.

Actions undertaken to strengthen money-laundering control systems incorporate recent changes in legislative and regulatory requirements and recommendations made by the supervisory authorities. As a result, procedures have been expanded and updated.

In 2005, several procedures were drawn up to summarise the standards, directives and rules applicable to the various components of the Crédit Agricole S.A. Group and were adapted for the French and foreign entities.

Specific measures have also been taken within the Group to prevent the financing of terrorist activities, to freeze assets on accounts held by persons suspected of having terrorist connections and to comply with embargoes, as required by European and French legislation and regulations in other countries in which the Group and its customers operate.

In this area, the Financial Security business line has issued instructions and recommendations to the Group entities concerned (Crédit Agricole S.A. departments and subsidiaries, Regional Banks).

In this respect, the Group has implemented a centralised, real-time international funds screening system, which has been extended to the Regional Banks via the Swift platform in Paris, the London platform for Europe, the New York platform for the Americas and the Singapore platform for Asia. Extension of the system will continue in 2006.

Furthermore, during 2005, the Group conducted a project to institute customer account profiling and monitoring tools for retail banking and corporate and investment banking. The project will be completed at the beginning of 2006, with a final selection of tools and their installation.

Compliance

Crédit Agricole S.A., its subsidiaries and the Regional Banks each have their own compliance department. Within the Crédit Agricole S.A. Group (excluding the Regional Banks), as of the end of 2005, the compliance function employed approximately 261 full time equivalents.

The Group Compliance Officer is responsible for the compliance business line at Crédit Agricole S.A. and for co-ordinating the Regional Banks' compliance functions. He reports directly to Crédit Agricole S.A.'s Company Secretary. He has functional authority over the compliance officers of Crédit Agricole S.A.'s subsidiaries and is responsible for ensuring the "consistency and proper operation" of the Regional Banks' compliance systems.

The Group Compliance Officer's key duty is to draw up, circulate and enforce an internal Code of conduct, particularly in terms of compliance with market regulations. The main objectives of the Code are to protect the customer's interests, promote financial market integrity, ensure proper staff behaviour and product marketing, prevent conflicts of interest and information leakage, identify compliance failures, and control compliance.

The compliance officers operate completely independently, with a hierarchical reporting line and a functional reporting line. They are responsible for:

- helping heads of business units to evaluate risks of non-compliance with laws and regulations, professional standards or rules of conduct, and to assess reputational risk;
- identifying practical measures that need to be taken to comply with codes of conduct defined by regulations;
- drawing up guidelines with which Group entities and their staff must comply;
- distributing these rules and instructions to staff so that they can apply codes of conduct to specific situations; and
- ensuring compliance with rules, either directly or by delegating this task to specific staff as part of the Group's internal control system.

The investment services and asset management subsidiaries have a more highly developed compliance function to meet the requirements of the supervisory authorities (the *Autorité des Marchés Financiers* in France).

As part of the commitments made following the French Banking Commission's decision of 24 July 2003, the US Federal Reserve Board's Order to Cease and Desist and the Joint Order and Decision of the French Banking Commission and US Federal Reserve Board, the FIDES programme to tighten up compliance within Crédit Agricole S.A. Group with French and international laws and regulations continued during 2005.

The main objectives of the FIDES programme are:

- to strengthen "know your customer" procedures;
- to control new activities and products;
- to provide a centralised framework for capital transactions;
- to ensure that compliance failures are reported;
- to step up monitoring of customer flows and transactions.

In 2005, the Crédit Agricole S.A. subsidiaries adapted and implemented their own Group FIDES procedures and the Crédit Agricole S.A. Group dispensed training to 50,000 employees to ensure that they are knowledgeable about complying with laws and regulations and that they abide by appropriate rules of conduct.

The Compliance Management Committee, chaired by Crédit Agricole S.A.'s Company Secretary, was in charge of monitoring the implementation of the FIDES programme. The Committee meets every month. It takes the decisions needed to prevent potential risks of non-compliance and to implement and follow up on any measures adopted to remedy any major identified compliance failures.

The Committee periodically reports on its work to the Crédit Agricole S.A. Board of Directors' Audit and Risks Committee.

Internal control system for accounting and financial information

ROLES AND RESPONSIBILITIES FOR PREPARATION AND PROCESSING OF FINANCIAL INFORMATION

In keeping with the applicable rules within the Group, the organisational principles and responsibilities of the Group Finance Department functions are set out in a Procedure, which was updated in October 2005.

The Central Finance Function is organised as a business line within the Crédit Agricole S.A. Group. The heads of the finance function for a business line or subsidiary report up the line to the head of the business line or subsidiary and to the Group Finance Director.

At each business line, the Finance Division acts as a relay for circulating the Group's principles with respect to standards and information system organisation, as a function of each business line's special attributes; in some cases, it also constitutes an intermediate level for preparation of the business line's accounting and business management information.

Each business line and/or entity must have the resources to ensure that accounting and management information transmitted to the Group for consolidation purposes is reliable. More specifically, it must ensure that data conform to Group accounting standards and are consistent with the individual accounts approved by its decision-making body, and is responsible for reconciliation of accounting and management data.

Within the Group Finance department, three functions are primarily responsible for preparation of published accounting and financial information Accounting, Management Control and Financial Communications.

ACCOUNTING

The main purpose of the Accounting function is to draw up the parent company accounts of Crédit Agricole S.A., the consolidated accounts of the Crédit Agricole S.A. and Crédit Agricole Groups, and segment reporting for the Crédit Agricole S.A. Group based on the Financial Communication function's definition of the business lines. In accordance with applicable regulations, the Accounting function defines and circulates the accounting standards and principles that apply to the Group. It oversees accounting standards, lays down the rules governing the architecture of the accounting information and regulatory reporting system, and manages the accounting processes for account consolidation and regulatory reporting.

MANAGEMENT CONTROL

In the preparation of financial information, the Management Control function defines the rules for allocating economic capital (definition, allocation policy, consistency of profitability measurement tools) and



draws up the medium-term business plan and budget for the Crédit Agricole S.A. Group. To fulfil its mission, Group Management Control sets out procedures and methods of management control and the architecture and rules for managing the Group's management control system.

FINANCIAL COMMUNICATION

Crédit Agricole S.A.'s Financial Communication and Investor Relations function is responsible for information published in press releases and presentations to shareholders, financial analysts, institutional investors and the press. This information is also contained in documents subject to approval by the *Autorité des Marchés Financiers* (AMF). In this respect, working under the responsibility of the Chief Executive Officer and Crédit Agricole S.A. Group's Finance Director, the Financial Communication function provides the basis for presentations of Crédit Agricole S.A. Group results and all general information on the Group needed to enable third parties to formulate an opinion, particularly on the Group's financial strength, profitability and outlook.

PROCEDURES FOR PREPARATION AND PROCESSING OF FINANCIAL INFORMATION

Each Group entity has responsibility, vis-à-vis the Group and the supervisory authorities to which it reports for its own financial statements, which are approved by its decision-making body. Depending on the entity's size, these financial statements are subject to prior review by the entity's Audit Committee, if it has one.

As for the Crédit Agricole Regional Banks, once their financial statements are drawn up, they are approved by the Accounting Division of Crédit Agricole S.A.; this is one of its responsibilities as central body, in accordance with Article 643 of the Code rural (Previous).

The Crédit Agricole S.A. Group's consolidated financial statements are submitted to the Audit Committee and approved by the Board of Directors of Crédit Agricole S.A.

Most published financial information is based on accounting data and on management data.

ACCOUNTING DATA

Individual data for each entity is drawn up in accordance with the accounting standards applicable where the entity operates. For Group consolidated financial statement preparation purposes, the local accounts are restated to conform with IFRS principles and methods adopted by the Crédit Agricole S.A. Group.

In preparing for the transition to IFRS, the Group's entities made functional and technical adjustments to draw up the accounting information under IFRS prior to sending it to Crédit Agricole S.A.'s Accounting Division.

MANAGEMENT DATA

Management data is produced by the Management Control function of the Group Finance Division or the Group Risk Management Division. Each business line and/or subsidiary forwards its management information to Crédit Agricole S.A. after reconciling it with its own key income statement aggregates.

Furthermore, external sources of information (European Central Bank, Bank of France) may be used for management data, particularly for calculating market shares.

In accordance with AMF and CESR recommendations, the use of management data for preparing published financial information meets the following guidelines:

- the type of published financial information as defined by European regulation no. 809/2004: historical information, pro forma data, projections or trends;
- a clear description of the sources from which the financial information was drawn; when published data are not extracted directly from accounting information, the sources and definition of calculation methods are mentioned to give investors a better understanding;
- comparability of figures and indicators over time, which implies ongoing use of the same sources, calculation methods and methodologies.

DESCRIPTION OF PERMANENT ACCOUNTING CONTROL SYSTEM

The permanent accounting control function was created in 2004 as part of the Accounting Division. It has three key roles:

- to standardise content and procedures for carrying out the function;
- to assess the organisation and operation of processes for producing and verifying published information; and
- to co-ordinate with the Crédit Agricole S.A. Group's external auditing organisation for the consolidated financial statements.

In 2005, work focused mainly on co-ordinating external auditing of the Crédit Agricole S.A. Group's transition to IFRS, including a process for validation of the IFRS options adopted by the Group and an assessment of implementation of the IFRS information production system in the entities.

A formal methodology for assessing permanent accounting control was instituted in 2005. Based on identified risk factors and the associated risk cover systems, risk matrices were drawn up for the main accounting processes. This approach will be deployed more broadly within the Crédit Agricole S.A. Group in 2006.

In 2005, work to redefine the organisation of the Regional Banks' permanent accounting control function was initiated by the Executive Committee for Internal Control, in accordance with the new regulation no. 97-02. In 2006, this work will be supplemented by drafting operating procedures for the Crédit Agricole S.A. Group's permanent accounting control function.



As from 2006, in accordance with the permanent control organisation adopted for the Crédit Agricole S.A. Group, the permanent accounting and financial information control function, like the other specialised permanent control functions, will report up the line to the Crédit Agricole S.A. Risk Management and Permanent Controls Division, as well as to the Group Finance Director.

LEASE-FINANCE AND LIFE INSURANCE BUSINESS LINES

The shortcomings in the Lease-Finance business line's internal accounting control system that were identified during 2004 were addressed through an action plan, which is progressing satisfactorily. In this respect, the findings of the audit conducted by the French Banking Commission in 2005 are expected to be issued during 2006.

In Life Insurance, Predica has appealed a French Insurance Control Authority (formerly CCAMIP) ruling, mainly on guaranteed-rate policies, to the Council of State. There were no significant developments in the ongoing proceedings in 2005.

RELATIONS WITH THE STATUTORY AUDITORS

The shelf-registration document, its updates, and offering circulars and prospectuses prepared for new share or debt issues, which contain comprehensive financial information, are subject to approval or registration by the AMF.

In accordance with French professional standards, the Statutory Auditors perform those procedures they deem appropriate on published financial and accounting information:

- audit of the individual accounts and consolidated accounts;
- partial audit of half-year consolidated accounts;
- overall review of quarterly financial information and materials used as a basis for presenting financial information to financial analysts.

As part of the duties assigned to them by law, the Statutory Auditors submit to Crédit Agricole S.A.'s Board of Directors and Audit Committee their observations on the financial and accounting information they have reviewed in carrying out their assignment.

PERIODICAL CONTROLS

Group Control and Audit, which reports directly to the Chief Executive Officer of Crédit Agricole S.A., is the highest level of control within the Crédit Agricole Group. It is responsible for audit assignments in the Regional Banks and in all Crédit Agricole S.A. business units and subsidiaries, including those that have their own internal audit teams.

These periodical audits include a critical assessment of the internal control system implemented by the audited entities. This assessment seeks to ensure that the system provides reasonable and permanent assurance in terms of transaction security, risk control and compliance with external and internal rules.

It includes verifying that the audited entity complies with external and internal regulations, assessing the security and effectiveness of operational procedures, ensuring that the system for measuring and supervising all risks is adequate, conducting a valuation of assets and verifying the reliability of financial information. During 2005, Group Control and Audit carried out onsite audits of accounting records for various Group units and entities, particularly the system for controlling risks of non-compliance (the FIDES programme was deployed to Crédit Agricole S.A. subsidiaries, notably to entities operating in the United States and Switzerland). It also conducted work on preparation for implementation of the new Basle II international solvency ratio.

Through the relevant Group subsidiaries' Internal Control Committees, to which members of each entity's senior management and internal audit department belong, Group Control and Audit ascertained that audit plans were successfully carried out, that risks were properly managed, and, more generally, that each entity's internal control systems are adequate.

The Control and Audit business line, which operates under the responsibility of Group Control and Audit, provides central control of the control and audit function for all subsidiaries, including Calyon and LCL, thereby improving the effectiveness of controls by spreading best audit practices designed to guarantee the security and conformity of transactions carried out by the Group's various entities and to develop common areas of expertise.

In addition, joint audit assignments are carried out regularly by Group Control and Audit and the subsidiaries' internal audit departments, to encourage exchange of best practices. Special importance is placed on topical and cross-functional investigations. In addition to setting up this organisation, more resources were dedicated to overseeing the subsidiaries' audit units and to supervising audit assignments (computer audits, accounting) and the support and methodology functions.

Audits carried out by Group Control and Audit, the internal audit departments and all external audits conducted by supervisory authorities or outside firms are monitored through a formal system to ensure that all recommendations made are implemented through corrective and strictly prioritised action plans.

The Board of Directors, of which I am Chairman, the Audit and Risks Committee and the Chief Executive Officer, due to his own specific responsibilities, are provided with comprehensive information on internal control and exposure to risk, areas of potential progress and any corrective measures adopted. The internal control system and procedures are updated continuously to meet new developments in regulations, business activities and risks.

All this information is contained in the annual report on internal control and risk measurement and supervision, the annual management report and regular reporting on operations and control.

The Chairman of the Board of Directors
Crédit Agricole S.A.
René Carron



Statutory auditors report

prepared in accordance with article L.225-235 of the French commercial code (Code de commerce) on the report prepared by the Chairman of the Board of Directors of the company Crédit Agricole S.A., on the internal control procedures relating to the preparation and processing of financial and accounting information

This is a free translation into English of the Statutory Auditors' report issued in the French language and is provided solely foe the convenience of English speaking readers.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Year ended 31 December 2005.

To the shareholders,

In our capacity as Statutory Auditors of the company Crédit Agricole S.A., and in accordance with article L.225-235 of the French commercial code (Code de commerce), we hereby report to you on the report of the Chairman of your company in accordance with article L.225-37 of the French commercial code (Code de commerce) for the year ended 31 December 2005.

In his report, the Chairman is notably required to give an account of the conditions in which the work of the Board of Directors is prepared and organised and of the internal control procedures in place within the Company.

It is our responsibility to report you our observations on the information set out in the Chairman's report on the internal control procedures relating to the preparation and processing of financial and accounting information.

We performed our procedures in accordance with professional guidelines applicable in France. These require us to perform procedures to assess the fairness of the information set out in the Chairman's report on the internal control procedures relating to the preparation and processing of financial and accounting information. These procedures notably consisted of:

- gaining an understanding of the objectives and general organisation of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the Chairman's report;
- gaining an understanding of the work performed to support the information given in the report.

On the basis of these procedures, we have no matters to report in connection with the information given on the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the Chairman's report, prepared in accordance with the final paragraph of article L.225-37 of the French commercial code (Code de commerce).

Neuilly-sur-Seine, 29 March 2006

The Statutory Auditors

PricewaterhouseCoopers Audit

Gérard Hautefeuille

Barbier Frinault & Autres
Ernst & Young

Valérie Meeus

Executive officers' and directors' compensation

▶ Compensation paid to executive officers and directors

Board of Directors

The following sums were paid to Crédit Agricole S.A. Board members in 2005 for serving as Directors of Crédit Agricole S.A. or subsidiaries of the Group (Calyon, LCL):

2005 DIRECTORS' FEES

(in euros)	Crédit Agricole S.A.	Calyon	LCL	Total
Directors elected by the shareholders				
René Carron	15,000			15,000
Jean-Marie Sander	35,500	18,000	10,000	63,500
Yves Couturier	32,500	18,000	10,000	60,500
Noël Dupuy	32,500		10,000	42,500
Pierre Bru	25,500	19,000		44,500
Philippe Camus[1]	16,500			16,500
Alain David[1]	12,500			12,500
Alain Dieval	34,000			34,000
Jean-Roger Drouet[2]				0
Xavier Fontanet	26,000			26,000
Carole Giraud	25,000			25,000
Roger Gobin	31,500	15,000		46,500
Pierre Kerfriden	29,500		10,000	39,500
Daniel Lebègue	31,500			31,500
Jean Le Brun[3]	10,000			10,000
Bernard Mary	30,000			30,000
Gérard Mestrallet[3]	12,500			12,500
Michel Michaut	25,000			25,000
Jean-Pierre Pargade	28,000			28,000
Corrado Passera	10,000			10,000
Jean-Claude Pichon[4]	32,500			32,500
Directors elected by employees				
Henri Corbel	25,000			25,000
Michel Guermeur	25,000			25,000
Director representing the professional organisations				
Jean-Michel Lemetayer	20,000			20,000
Nonvoting director				
Henri Moulard	35,000	30,000	25,000	90,000

(1) As from May 2005.
(2) Appointed Director in November 2005.
(3) Until May 2005.
(4) Until November 2005.



The total amount of Directors' fees approved by the shareholders of Crédit Agricole S.A. in respect of 2005 was €670,000. This sum was allocated to the Directors as follows, in accordance with the same principles applied in 2004:

- for each Board meeting attended, each Director received €2,500 and the Nonvoting Director received €2,000;
- the Chairman of the Board received attendance fees only in his capacity as Chairman of the Strategic Committee. His compensation for serving as Chairman of the Board (as set out below in the section entitled "Chairman, Chief Executive Officer and Deputy Chief Executive Officers") is determined by the Board, based on the recommendation of the Compensation Committee;
- the Chairmen of the Audit and Risks Committee, of the Strategic Committee and of the Compensation Committee received additional annual lump-sum compensation of €15,000 each for the Strategic Committee Chairman and Audit and Risks Committee Chairman and €10,000 for the Compensation Committee Chairman;
- members of the Audit and Risks Committee and Strategic Committee received an additional €1,500 per meeting attended and members of the Compensation Committee received an additional €1,000 per meeting attended;
- the Chairman and members of the Appointments and Governance Committee did not receive any fees for serving on this Committee in 2005.

Chairman, Chief Executive Officer and Deputy Chief Executive Officers

Executive officer	Compensation(1)		Directors' fees paid by Group companies	Benefits in kind(2)	Stocks options(3) Existing plans		
(amounts in euros)	Fixed	Variable			Plan	Number	Exercise price
René Carron Chairman of Crédit Agricole S.A.	282,600		15,000(4)	139,200	-		
Jean Laurent(5) Chief Executive Officer until 12 September 2005	650,000	700,000	48,000(6)	542,700	-		
Georges Pauget Chief Executive Officer since 12 September 2005	495,500	405,000	18,000(7)	212,900	2003 2004	40,164 70,000	14.59 20.48
Edouard Esparbès Deputy Chief Executive Officer of Crédit Agricole S.A. Chief Executive Officer of Calyon	600,000	500,000	8,000(8)	254,500	2004	70,000	20.48

(1) Fixed compensation consists of salaries paid in 2005. Variable compensation consists of bonuses paid in 2005 in respect of 2004.

(2) Equals the value of benefits derived from the use of a company residence and amounts paid by the company to fund retirement benefits.

(3) Mr Carron and Mr Laurent received no Crédit Agricole S.A. stock-options under the different plans.

(4) As Chairman of the Crédit Agricole S.A. Strategic Committee.

(5) Mr Laurent's term as Chief Executive Officer ended on 12 September 2005, when he was appointed Adviser to the Chief Executive Officer of Crédit Agricole S.A.

(6) As Chairman of Calyon and LCL.

(7) As Director of Calyon.

(8) As Director of LCL.

Chairman

The Chairman's compensation consists of a fixed salary plus a specific retirement benefit.

In 2005, he received €282,600 in fixed compensation. The value of benefits in kind, consisting of the use of a company residence and the retirement benefit, amounted to €139,200 euros.

Chief Executive Officer and Deputy Chief Executive Officers

The Board of Directors of Crédit Agricole S.A. determined the composition and level of compensation paid to the Chief Executive Officer of Crédit Agricole S.A. and to the Deputy Chief Executive Officer of Crédit Agricole S.A. in charge of LCL and the Insurance and Private Banking business lines based on the Compensation Committee's recommendations.

The Board of Directors of Calyon determined the composition and level of compensation paid to the Chief Executive Officer of Calyon, who is also Deputy Chief Executive Officer of Crédit Agricole S.A.

COMPENSATION PRINCIPLES

Compensation comprises a fixed component and a variable component:

- the fixed component is determined by reference to market practices;
- the variable component, which is capped, in turn consists of two parts:
  - the first is based on financial performance indicators applied to the Group or to the business lines for which the relevant party is responsible (in particular, the Group's share of net income and earnings per share),
  - the second is determined by a qualitative assessment based on predefined targets.

FIXED COMPENSATION PAID IN 2005

Annual compensation paid to Mr Laurent, whose term of office as Chief Executive Officer of Crédit Agricole S.A. ended on 12 September 2005, was determined by a resolution of the Board of Directors dated 8 March 2005, fixing it at €650,000.

Compensation paid to Mr Pauget for 2005 for serving as Deputy Chief Executive Officer in charge of Crédit Lyonnais and of the Insurance and Private Banking business lines was fixed at €450,000 by a resolution of the Crédit Agricole S.A. Board of Directors dated 8 March 2005.

Upon his appointment as Chief Executive Officer of Crédit Agricole S.A., as from 12 September 2005, Mr Pauget's annual fixed compensation was increased to €600,000.

Fixed compensation paid to Mr Esparbès, Deputy Chief Executive Officer of Crédit Agricole S.A. and Chief Executive Officer of Calyon, was fixed at €600,000 for 2005.

VARIABLE COMPENSATION PAID IN 2005 IN RESPECT OF 2004

- Mr Laurent's variable compensation in respect of 2004, which was paid in 2005, for serving as Chief Executive Officer of Crédit Agricole S.A., was determined by the Board of Directors at its meeting of 8 March 2005, based on the recommendations adopted *at the Compensation Committee meeting of 18 February 2004.*

  The target amount of the bonus was 80% of a base consisting of the fixed salary (€600,000) and the company residence benefit valued at €200,000, with the maximum bonus capped at 100% of this base.

  Based on financial indicators (earnings per share and share price performance), which were assigned a 30% weighting, and the criteria used to assess overall progress in the Crédit Lyonnais integration process, which was assigned a 70% weighting, the amount of the bonus was fixed at €700,000.
- Mr. Pauget's variable compensation as Chief Executive Officer of Crédit Agricole S.A. *in charge of Crédit Lyonnais and of the* Insurance and Private Banking business lines was determined by the Board of Directors at its meeting of 8 March 2005, in accordance with the principles and criteria recommended by the Compensation Committee at its meeting of 18 February 2004.

  The target amount of the bonus was 60% of a base consisting of the fixed salary (€350,000) and the company residence benefit valued at €100,000, with the maximum bonus capped at 90% of this base.

  Based on financial indicators (earnings per share and results of the business lines under his responsibility), which were assigned a 30% weighting, and criteria used to assess the operations of the business lines under his responsibility and on implementation of the Crédit Lyonnais reorganisation and development plan, which were assigned a 70% weighting, the maximum bonus of €405,000 was awarded.
- Mr Esparbès, Deputy Chief Executive Officer of Crédit Agricole S.A. and Chief Executive Officer of Calyon, received €500,000 in variable compensation paid in 2005 in respect of 2004. This amount was guaranteed for the first year of his term of office.

The Chief Executive Officer and Deputy Chief Executive Officers are covered by the supplemental pension plan, which cannot be individualised, established for the Group's key executives. Beneficiaries accrue benefits under this plan only if they remain within the Group until retirement age.

The plan is a differential scheme that supplements the pensions acquired through general schemes and mandatory supplemental schemes during their career inside or outside the Crédit Agricole Group.

Provisions are booked globally each year (without specific calculations for corporate officers), on the basis of profiles established as a function of the beneficiaries' characteristics (average age, average pay and typical career, in order to recreate the pension rights of general schemes).



Offices held by executive officers and directors

Crédit Agricole S.A. Board of Directors

Name, business address and number of shares held*	Date first appointed	Term of office ends	Main office within the company	Main offices outside the company	Other offices held in any company within the past five years
René Carron CRCAM DES SAVOIE 4, avenue du Pré Félin - BP 200 - 74942 Annecy-le-Vieux No. of shares held: 4,400	20/05/1999	2008	Chairman of the Board Chairman of the Strategic Committee and member of the Appointments and Governance Committee	**Chairman, CRCAM des Savoie** Deputy Chairman, FNCA Director and Deputy Chairman, Banca Intesa Member of the Supervisory Board, Lagardère Director, Suez Director, SACAM and SACAM Participations Deputy Chairman, CNMCCA Crédit Agricole S.A. Permanent Representative, Fondation de France Director, Fondation du Crédit Agricole Pays de France Director, Crédit Agricole Solidarité et Développement Director, SCICAM Member of the Management Committee and Executive Manager of ADICAM Executive Committee Member, GECAM Chairman, CICA	Mayor of the Commune de Yenne Member of the Supervisory Board, Eurazeo (until June 2005) Advisor, Banque de France de la Savoie Director, Crédit Agricole Indosuez (2000-2003) Director, Crédit Lyonnais (2002- 2003) Director, Fonds Coopération Crédit Agricole Mutuel (L1901) (until 2003) Chairman, FNCA (6/07/2000- 30/04/2003) and ex-officio member of Association des Présidents Chairman, SAS Rue La Boétie (until 2003) Chairman, Local Bank of Yenne (until 2004) General Councillor, Member of the Standing Committee, General Council of Savoie Chairman, GIE GECAM (until 2004) Director, Rue Impériale (until 2004) Director, SAS SAPACAM Director, Sofinco (until 2004)
Jean-Marie Sander CRCAM D'ALSACE-VOSGES 1, place de la Gare - BP 440 - 67008 Strasbourg Cedex No. of shares held: 14,635	20/05/1999	2006	Deputy Chairman of the Board (representative of SAS Rue La Boétie) Member of the Strategic Committee, Appointments and Governance Committee and Compensation Committee	**Chairman, CRCAM d'Alsace-Vosges** Chairman, FNCA Chairman, SAS Rue La Boétie Deputy Chairman, SAS SACAM Développement Director, LCL and Calyon Chairman, CNMCCA Chairman, Conseil Economique et Social d'Alsace Chairman, SACAM Participations (SAS à capital variable) (since 30/04/03) Executive Committee Chairman, GECAM (GIE) (since 30/04/03) Director, SACAM (since 07/09/00) Director, SCICAM (société civile immobilière) (since 07/09/00) Legal representative in the following companies, SAS Sacam Participations, Chairman of said companies: SAS Segur, SAS Miromesnil, SAS SACAM Santeffi, SAS SACAM Assurance Caution, SAS SACAM Pleinchamp, SAS SACAM Expansion, SAS SACAM Fireca, SAS SACAM Progica, GIE Cirecam	Director of Predica; Permanent Representative of Crédit Agricole SA (until April 2004), SAPACAM SA (until 27/06/02), SAS SAPACAM (until 30/12/03)

** Are only included shares directly held by Executive Officers and Directors (excluding these held through FCPE/PEE).*

Name, business address and number of shares held*	Date first appointed	Term of office ends	Main office within the company	Main offices outside the company	Other offices held in any company within the past five years
Yves Couturier CRCAM SUD RHÔNE-ALPES 15-17, rue Paul Claudel - 38100 Grenoble No. of shares held: 5,974	29/11/2001	2007	Deputy Chairman of the Board Member of the Strategic Committee and Appointments and Governance Committee	**Chief Executive Officer, CRCAM Sud Rhône-Alpes** Deputy Chairman, SAS Rue La Boétie. Secretary-General, FNCA Chairman, SAS SACAM Développement, Director and Permanent Representative Director, LCL and Calyon Director, SCICAM Director, SACAM Participations Member of the Partners' Management Board, SAS Ariane Crédit Legal Representative of the Executive Manager of CR SRA: Sarl SIMCAD, SNC Foncière du Vivarais, SCI du Vivarais, SCI Hautes Faventines, SCI 3 Rivières, SCI Le Grand Bleu, SCI Actipole and SCI Guerlande Un	Director, Predica, permanent representative, SACAM (until April 2004) Director, SAPACAM SA (until June 2006) Executive Committee Member, GIE Pratica (until 03/2005)
Noël Dupuy CRCAM TOURAINE ET POITOU Boulevard Winston Churchill - 37041 Tours Cedex No. of shares held: 844	21/05/2003	2006	Deputy Chairman of the Board Member of the Strategic Committee and Appointments and Governance Committee	**Chairman, CRCAM de la Touraine et du Poitou.** Deputy Chairman, FNCA. Deputy Chairman, Caisse Locale de la Vallée de l'Indre. Director, LCL Director, Sofipar, SAPACAM, SACAM, SCI CAM, Crédit Agricole Titres Director, Predica, Crédit Agricole S.A. representative Member of the Supervisory Board, Eurazeo Director, IDIA Participations	None
Pierre Bru CRCAM NORD MIDI PYRENEES 219, avenue François Verdier - 81000 Albi No. of shares held: 257	25/05/2000	2007	Director Member of the Compensation Committee	**Chairman, CRCAM Nord Midi Pyrénées** Chairman, Sodagri Director, Calyon Director, Inforsud Gestion, Chabrillac, SCICAM, SACAM et SACAM Participations, Idia Participations, Sofipar Director, Caisse Locale de Pont de Salars Chairman, Institut Universitaire Technologique de Rodez and SAS N.M.P Développement; Executive Manager, G.F.A. du Pont des Rives and GAEC Recoules d'Arques Nonvoting Director, Grand Sud Ouest Capital	Chairman Quercy Rouergue Regional Bank (Regional Bank merged into CR Nord Midi Pyrénées in May 2004) Chairman and Chief Executive Officer, Inforsud Gestion (until December 2004) Chairman: FNCA National Negotiating Commission and Employee Relations Commission (until 12/2004) AGRICA (01/1999-12/2000) Deputy Chairman, Association des Présidents de Caisses Régionales (until April 2001) Director, Société des Caves de Roquefort (until 2003) Director, CAMARCA and C.R.C.C.A. (Caisse de Retraite Complémentaire du Crédit Agricole)

* *Are only included shares directly held by Executive Officers and Directors (excluding these held through FCPE/PEE).*



Name, business address and number of shares held*	Date first appointed	Term of office ends	Main office within the company	Main offices outside the company	Other offices held in any company within the past five years
Philippe Camus LAGARDÈRE 4, rue de Presbourg - 75116 Paris No. of shares held: 1,364	18/05/2005	2008	Director Chairman of the Compensation Committee Member of the Audit and Risks Committee	**Co-Executive Manager, Lagardère SCA** Deputy Chairman, Deputy Chief Executive Officer, Sté ARJIL commanditée - Arco (SA) Permanent Representative of Largardère SCA on the Board of Directors of Hachette SA Permanent Representative of Hachette SA on the Board of Directors of Hachette Distribution Services Permanent Representative of Largardère Active on the Board of Directors of Lagardère Active Broadcast Director, Hachette Filipacchi Médias SA Director, Provence SA Director, Nice Matin Director, Editions P. Amaury Chairman and CEO, Lagardère North America Honorary Chairman, GIFAS Director, ACCOR	Executive Chairman, EADS (until 11 May 2005) Director, Dassault (until 11 May 2005) Director, Groupe d'Intérêt Economique PGS (until 29/11/02) Director, Crédit Lyonnais (until 30/07/03) Co-Executive Chairman, EADS N.V. (until 11/05/2005) Co-Executive Chairman, EADS Participations B.V. (until 11/05/05) Chairman, Groupement des Industries Françaises Aéronautiques et Spatiales (until 11/05/05) Member of the Compensation Committee, Airbus (until 11/05/05) Member of the Partners' Committee, Airbus (until 11/05/05)
Alain David CRCAM D'ILLE-ET-VILAINE 45, boulevard de la Liberté - 35000 Rennes No. of shares held: 494	18/05/2005	2007	Director	**Chairman, CRCAM d'Ille-et-Vilaine** Chairman of the Human Resources Commission, FNCA Chairman, Federal Negotiating Delegation, FNCA Chairman and Director, of Local Bank of Grand-Fougeray, Intercommunalité du Pays du Grand Fougeray, and of a local hospital Director, Crédit Immobilier de Bretagne; Crédit Agricole Titres; Uni Expansion Ouest; Société d'Aménagement et de Développement d'Ille et Vilaine Mayor of Grand Fougeray Member of CES de Bretagne, representing Crédit Agricole Head of a small business Executive Manager, SCI	None
Alain Dieval CRCAM NORD DE FRANCE 10, square Foch 59800 Lille No. of shares held: 2,825	19/05/2004	2008	Director Member of the Audit and Risks Committee	**Chief Executive Officer, CRCAM Nord de France** Chairman, Crédit Agricole Belge Chairman & CEO, Vauban Finance Deputy Chairman, Keytrade Bank Director, Crédit Agricole Titres Director, SA Vauban Partenaires Chairman, SA MRACA Secretary-General, CAMCA Chairman & CEO, SA Participex Director, FINORPA regional venture capital company	Member of the Development Commission (FNCA) and Marketing Steering Committee Member, Comité d'Orientation de la Promotion (COP) Chairman, Comité Régional des Banques Nord - Pas-de-Calais (2002-2005) Member of the Management Board, Nordpicom Chairman, Club Télécom (until July 2004)

** Are only included shares directly held by Executive Officers and Directors (excluding these held through FCPE/PEE).*

Name, business address and number of shares held*	Date first appointed	Term of office ends	Main office within the company	Main offices outside the company	Other offices held in any company within the past five years
Jean-Roger Drouet CRCAM TOULOUSE ET MIDI TOULOUSAIN 6-7, place Jeanne d'Arc - BP 40535 - 31005 Toulouse Cedex 06 No of shares held: 1,000	Nov. 2005	2008	Director (co-opted by the Board in Nov. 05)	**Chief Executive Officer, CRCAM Toulouse et Midi Toulousain** Member of the FNCA Development Commission and FNCA Risks and Security Committee Director, Attica, Asterion and IFCAM Senior Vice President, Fédération Midi Pyrénées du Crédit Agricole (CAMPY) Deputy Chairman, Comité des Banques Midi Pyrénées	Deputy Chief Executive Officer, Morbihan Regional Bank (1997-2000) Director of relations with the Crédit Agricole S.A. Regional Banks (2001-2003) Director, CEDICAM, DIFCAM, Groupement des Provinces de France et Sofinco (2004) Member of the Supervisory Board, SEFA (2004) Executive Committee Member, TLJ (2004) Permanent Representative of Crédit Agricole S.A.: Director of Foncaris, Sofipaca. Member of the Supervisory Board, Sofilaro
Xavier Fontanet ESSILOR INTERNATIONAL 147, rue de Paris - 94127 Charenton Cedex No. of shares held: 3,273	29/11/2001	2008	Director Chairman of the Appointments and Governance Committee and Member of the Strategic Committee	**Chairman & CEO, Essilor International** Director: L'Oréal, Essilor of America Inc. (USA), EOA Holding Co Inc (USA), IMS - Nikon-Essilor Co Ltd (Japan); Shanghai Essilor Optical Company Ltd (China); Transitions Optical Inc (USA); Transitions Optical Holding B.V. (Netherlands) Chairman, Medef Ethics Committee	Director: Beneteau (28/01/05), Transitions Optical Ltd (Ireland) (27/07/04), IMS - Entreprendre pour la Cité (Ass) (19/10/05)
Carole Giraud CRCAM SUD RHÔNE-ALPES 15-17, rue Paul Claudel BP 67 - 38041 Grenoble Cedex 9 No. of shares held: 10	29/11/2001	2006	Director representing Regional Bank employees	**Webmaster Analyst, CRCAM Sud Rhône-Alpes**	Analyst, Office of Technologies and Tool Development, CRCAM Sud Rhône-Alpes (Oct. 2005) Federal Secretary in charge of Crédit Agricole Division, FGA-CFDT (2000- 2001)
Roger Gobin CRCAM ATLANTIQUE-VENDÉE La Garde - Route de Paris - 44300 Nantes No. of shares held: 1,402	25/5/2000	2006	Director Member of the Audit and Risks Committee	**Chairman, CRCAM Atlantique-Vendée** Director, Pacifica, Crédit Agricole Leasing and Calyon Director, Caisse Locale de Pornic Chairman, S.A.S. Fireca FNCA: Member of the Agriculture Financing Committee, Regional Banks Development Commission, Corporate and International Committee, Director, Association des Présidents	Chairman, Federation of the Pays de Loire Regional Banks / Association (2001-2005)
Pierre Kerfriden CRCAM DU FINISTÈRE 7, route du Loch - 29555 Quimper Cedex No. of shares held: 50	17/12/1999	2007	Director Member of the Audit and Risks Committee	**Chief Executive Officer, CRCAM du Finistère** Director, LCL, CA Private Equity, Uni-Expansion Ouest S.C.R. and GIE Atlantica. Secretary-General, Fédération Bretonne (Ass)	Executive Manager, GICAB Equipement (SARL), dissolved at end-2004 Chairman, GICAB (GIE), dissolved at end-2003 Director, Crédit Agricole Bourse Director, SCT Brunoy Director, Marine 2 (SCA) Deputy Chairman, Atlantica (until 09/05) Director, Fédération Bretonne (until 06/05)
Daniel Lebègue IFA 27, avenue de Friedland - 75008 Paris No. of shares held: 50	19/05/2004	2008	Director Member of the Audit and Risks Committee and Appointments and Governance Committee	**Chairman, Institut Français des Administrateurs (IFA)** **Chairman, Transparency Internationale (France)** **Chairman, IDDRI (Institut du Développement Durable et des Relations Internationales)** Director, Alcatel, Areva, Technip and Scor	Director, Gaz de France (2005), Thales (2004) Chief Executive Officer, Caisse des Dépôts et Consignations (1997-2002)

** Are only included shares directly held by Executive Officers and Directors (excluding these held through FCPE/PEE).*



Name, business address and number of shares held*	Date first appointed	Term of office ends	Main office within the company	Main offices outside the company	Other offices held in any company within the past five years
Bernard Mary CRCAM DU NORD EST 25, rue Libergier - 51100 Reims No. of shares held: 4,930	29/11/2001	2006	Director Member of the Audit and Risks Committee	**Chief Executive Officer, CRCAM Nord-Est** Deputy Chairman, FNCA Director, Crédit Agricole Belge Director, CA Cheuvreux, GIE CIRECAM, GECAM, GECICA; SA SAPACAM, SACAM and SACAM Participations; Sofipar; IDIA Participations; IDIA Agri Capital SAS; SCI CAM; Montpensier Finance; FRCA Picardie; CAMCA; Caisse Locale de Développement Partagé Director and Secretary-General, FRCA Champagne Ardennes Member of the Investment Committee, Nord Est Création Permanent Representative, CRCAM Nord-Est: Chairman, Belgium CA, Synergie and Association Industries et Agro Ressources (competitiveness division) Member of the Supervisory Board, Siparex Développement (SCA)	Director, Crédit Agricole Solidarité et Développement; Sofipicardie, (June 2005), DIFCAM; IFCAM (June 2005); and CAELS
Michel Michaut CRCAM DE CHAMPAGNE BOURGOGNE 269, faubourg Croncels - 10000 Troyes No. of shares held: 1,408	19/05/2004	2008	Director	**Chairman, CRCAM de Champagne Bourgogne** Chairman, Crédit Agricole Leasing Director, CAMCA Member of the Development Orientation Committee Board Member of the FNCA Association des Présidents Member of the FNCA Employee Relations Commission and Federal Negotiating Delegation Member of the Executive Board, ADICAM Managing partner, GAEC de la Baderie (Lixy)	Chairman, Fédération des CRCAM de Bourgogne Member, Bureau Fédéral (FNCA) (2000-2004)
Jean-Pierre Pargade CRCAM D'AQUITAINE 304, boulevard du Président Wilson - 33076 Bordeaux Cedex No. of shares held: 3,673	23/5/1996	2006	Director Member of the Compensation Committee	**Chairman, CRCAM Aquitaine** Director, Crédit Agricole Asset Management, Segespar, Pacifica, FDSEA 40 Chairman, Foncaris Chairman, Caisse Locale de Samadet Deputy Chairman, Conseil Economique et Social Aquitaine Secretary, Chambre d'Agriculture des Landes Member, Chambre Régionale Agriculture d'Aquitaine Executive Manager, Agri-Informatique Services	None
Corrado Passera Banca Intesa Via Monté Di Pietà, 8 - 20121 Milan - Italy No. of shares held: 10	22/5/2002	2008	Director	**Deputy Director, Banca Intesa** Member of Board of Director, Olimpia S.P.A. and RCS MediaGroup Director and of the Executive Committee, Association Bancaire Italienne (ABI)	Deputy Director, Poste Italiane S.p.A. Member of Board of Director, Finmeccanica S.p.A.
Henri Corbel CRÉDIT AGRICOLE S.A. - UNIPAR 100, bd du Montparnasse - 75014 Paris No. of shares held: 932	June 2000	2006	Director representing employees	**Head of Investments, UNIPAR** Chairman of the Supervisory Board, FCPE "Actions" Chairman, S.A. Viti-Management Director, Société Forestière (Groupe Caisse des Dépôts) Chairman, S.A.S. Tour de Mons, and S.A.S. Château de Santenay	None

* *Are only included shares directly held by Executive Officers and Directors (excluding these held through FCPE/PEE).*

Name, business address and number of shares held*	Date first appointed	Term of office ends	Main office within the company	Main offices outside the company	Other offices held in any company within the past five years
Michel Guermeur CRÉDIT AGRICOLE LEASING 14, rue Rouget-de-L'Isle - 92681 Issy-les-Moulineaux No. of shares held: 1	June 2003	2006	Director representing employees	**Finance Lease Assistant, Crédit Agricole Leasing**	Employee Representative, Crédit Agricole S.A. (2003)
Jean-Michel Lemétayer FNSEA 11, rue de la Baume - 75008 Paris No. of shares held: 2,013	Nov 2001	Sept. 2008	Director	**Chairman, FNSEA** Member of the Conseil économique et social Chairman: - SPACE (Rennes Livestock Fair); - FNPL (National Dairy Producers Association); - Board of Directors of École Nationale Supérieure d'Agronomie de Rennes Member, FRSEA Bretagne, Chambre régionale d'agriculture de Bretagne, and Conseil économique et social régional de Bretagne Director, SIAL, SOPEXA First Deputy Chairman, COPA, Chambre d'agriculture d'Ille-et-Vilaine, Deputy Chairman, Crédit Agricole d'Ille-et-Vilaine Deputy Chairman, FDSEA d'Ille-et-Vilaine	None
Henri Moulard Truffle Venture 25, rue Marboeuf - 75008 Paris No. of shares held: 10	22/5/2002 (Director) 05/2003 (Nonvoting Director)	2006	Nonvoting Director Chairman of the Audit and Risks Committee	**Chairman, Invest in Europe** Chairman, HM et Associés (SAS) Chairman of the Supervisory Board, Dixence Chairman, Attijariwaffa Bank Europe Nonvoting Director on the Board of Directors of Calyon and LCL Chairman of the Calyon Audit Committee and LCL Risks and Accounts Committee Director, Elf-Aquitaine (SA), Burelle SA, Director and Audit Committee Chairman, FONCIA Director and Compensation Committee Chairman, UNIBAIL Director and Audit Committee Member, Attijariwafa Bank (Morocco) *Director and Audit Committee Chairman*, Banque du Sud (Tunisia) Member of the Supervisory Board and Audit Committee, Financière Centuria (SAS) Member of the Management Board and Compensation Committee Chairman, Française de Placement Investissement (SAS) Nonvoting Director, GERPRO (SAS) Nonvoting Director, Appointments Committee Chairman and Audit Committee Member, GFI Informatique Officer of the Board and Treasurer, Fondation de France	Chairman of the Management Board, ABN Amro France (until 2001) Chairman and CEO, Generali France Holding, GFA Vie and GFA Iard, France Vie and France Iard, La Fédération Continentale (until 2002) Director, Equité, Europe Assistance (until 2002) Member of the Supervisory Board, DIL France (until 2003) Director, GFI informatique (until 2002) Director, ISIS (subsidiary of IFP) (until 2001) *Director, Corifrance (until 2003)*

** Are only included shares directly held by Executive Officers and Directors (excluding those held through FCPE/PEE).*



Crédit Agricole S.A. Executive Officers at 15 March 2006

Name, business address and number of shares held*	Date first appointed	Term of office ends	Main office within the company	Main offices outside the company	Other offices held in any company within the past five years
Georges Pauget CRÉDIT AGRICOLE S.A. 91-93, boulevard Pasteur - 75710 Paris Cedex 15 No. of shares held: 16,531	12/09/2005		**Chief Executive Officer**	**Chairman, Cedicam** Chairman and Executive Committee Member, TLJ SAS Chairman, Union-Editions SAS Chairman of the Board and of the Executive Committee, LCL Director and Deputy Chairman, Pacifica S.A. Director and Deputy Chairman, Predica S.A. Director, Banque de Gestion Privée Indosuez S.A. Director, Calyon *Director, Europay France* Director, Holding Eurocard Director, Predi Retraite	Chairman, Servicam SAS (until 2003) Chief Executive Officer, LCL (until 3/11/05) Deputy Chief Executive Officer, Crédit Agricole S.A.; Head, Regional Banks business line (until 12/09/05) Chairman, Union des Assurances Fédérales S.A. (until 2004) Chief Executive Officer, Pyrénées Gascogne Regional Bank (until 2002) Director, Bankoa S.A. (2005) Director, GECAM (GIE) Director, Crédit Agricole Indosuez S.A. (until 2003) Director, Crédit Agricole Indosuez Cheuvreux S.A. (until 2003) Director, Crédit Agricole Indosuez Cheuvreux Gestions S.A. (until 2003) *Director, Crédit Lyonnais (until 2003)* Director, Foncaris S.A. (until 2003) Director, Mercagentes, SA, SVB (until 2003) Director, SACAM SAS (until 2003) Director, SAPACAM SAS (until 2003) Director, SCI CAM (until 2003) Officer of the Board, FNCA (until 2003) Permanent Representative, Crédit Agricole S.A.; member of the Supervisory Board, Fonds de Garantie des Dépôts (until 2004)
Edouard Esparbès CALYON 9, quai du Président Paul Doumer - 92400 Courbevoie	01/01/2004		**Deputy Chief Executive Officer**	**Chief Executive Officer (non-director), Calyon** Director, Banque Saoudi Fransi S.A. Director, CA Cheuvreux S.A. Director, Coface S.A. Director, LCL	Chairman, SICAV Marianne (until 2004) Chairman and Director, Synergie (GIE) (until 2004) Deputy Chairman, Euro Securities Partners SAS (until 2004) Chief Executive Officer, Paris Ile-de-France Regional Bank (until 2004) Chief Executive Officer, Domaine de la Sablonnière SARL (until 2004) Director and Deputy Chairman, CEDICAM (GIE) (until 2004) Director, SACAM SAS (until 2002) Director, SAPACAM (until 2002) Director, SCI CAM S.A. (until 2002) Director, SACAM Consommation 1 SAS (until 2002) Director, CIRECAM (GIE) (until 2004) Director, Europay France S.A. (until 2004) Director, GECAM (GIE) (until 2004) Director, Holding Eurocard S.A. (until 2004) Director, Sofinco S.A. (until 2004) Executive Committee Member, TLJ SAS (until 2004) Strategic Committee Member, FIRECA (until 2004) Deputy Secretary-General and Member of the FNCA Development Commission (until 2004) Permanent Representative, Paris Ile-de-France Regional Bank; Director, Thomas Collet et Cie (until 2002) Permanent Representative, Paris Ile-de-France Regional Bank, Director of «Banque de Financement et Trésorerie « (until 2004) Executive Manager, CA Titres CNS (until 2004) Executive Manager, Espace Didedot SARL (until 2004)

** Are only included shares directly held by Executive Officers and Directors (excluding these held through FCPE/PEE).*

At 31 December 2005, Crédit Agricole S.A.'s Board of Directors comprised 21 Directors, including two executive officers of SAS Rue La Boétie (Mr Sander and Mr Couturier), which is 54.7% owned by the Regional Banks, and thirteen executive officers of the Regional Banks (Mrs Carron, Sander, Couturier, Dupuy, Bru, David, Dieval, Gobin, Kerfriden, Mary, Michaut, Pargade and Drouet), in which Crédit Agricole S.A. is a 25% shareholder. The Regional Bank representatives therefore take 62% of the seats on the Board. This illustrates the desire of Crédit Agricole S.A.'s leading shareholder (SAS Rue La Boétie) to give the Regional Banks a broad representation to reflect the Crédit Agricole Group's decentralised structure.

The interests of the Regional Banks and of SAS Rue La Boétie could differ from those of Crédit Agricole S.A. or of other Crédit Agricole S.A. shareholders. This could lead to potential conflicts of interests between the duties to Crédit Agricole S.A. of persons serving as both Director of Crédit Agricole S.A. and corporate officer of SAS Rue La Boétie or of a Regional Bank and their duties to SAS Rue La Boétie or to a Regional Bank. For information, it is noted that Crédit Agricole S.A. acts as the central body for the Regional Banks, in accordance with the provisions of articles L.511-30 to L.511-32 and L.512-47 to L.512-54 of the *Code Monétaire et Financier.*

There exist no service contracts between the members of the administrative or management bodies and Crédit Agricole S.A. or any of its subsidiaries that grant benefits to such members.

Crédit Agricole S.A. complies with the corporate governance regulations applicable in France. The terms of these regulations are described in the Chairman's report to the Annual General Meeting of 17 May 2006 (pursuant to Financial Security Act 2003-706 dated 1 August 2003) and are reproduced in full in this shelf-registration document.



Executive Committee

The Executive Committee of the Crédit Agricole S.A. Group companies the following members:

Georges Pauget, Chief Executive Officer, Chairman of the Committee

Edouard Esparbès, Deputy Chief Executive Officer of Crédit Agricole S.A., Chief Executive Officer of Calyon

Mohamed Agoumi, Deputy Chief Executive Officer of LCL

Aline Bec, Head of Group IT (SIG - Group information systems and technology)

Jérôme Brunel, Head of Regional Banks business line, Head of Private Equity

Thierry Coste, Head of Asset Management, Securities and Issuer Services, Chairman and Chief Executive Officer of CAAM

Marie-Christine Dumonal, Head of Group Human Resources

Christian Duvillet, Chief Executive Officer of LCL

Ariberto Fassati, General Manager, Crédit Agricole S.A. in Italy

Patrick Gallet, Head of Industrial Development Group

Marc Ghinsberg, Head of Budget, Management Control and Investments Department, Head of Strategy and Development Department

Jérôme Grivet, Calyon Corporate Secretary and Head of Finance and Strategy

Jean-Yves Hocher, Head of Insurance, Chief Executive Officer of Predica

Jacques Lenormand, Head of Group Development, France

Jean-Frédéric de Leusse, Head of Group Development International, Head of International Retail Banking and of Private Banking

Marc Litzler, Deputy Chief Executive Officer of Calyon

Gilles de Margerie, Group Chief Financial Officer and Head of Strategy

Bernard Michel, Head of Property Division and the Purchasing and Logistics Department

Yves Perrier, Deputy Chief Executive Officer of Calyon

Alain Strub, Head of Group Risk Management and Permanent Control

Patrick Valroff, Head of Specialised Financial Services, Chairman and Chief Executive Officer of Sofinco

Agnès de Clermont Tonnerre, Corporate Secretary, serves as Executive Committee Secretary

3 Crédit Agricole S.A. in 2005

History

▶ 1894

Creation of the first "*sociétés de crédit agricole*", later named Local Banks.

▶ 1899

Law grouping the Local Banks into Crédit Agricole Regional Banks.

▶ 1920

Creation of the *Office National du Crédit Agricole*, which became *Caisse Nationale de Crédit Agricole* (CNCA) in 1926.

▶ 1945

Creation of *Fédération Nationale du Crédit Agricole*.

▶ 1988

Law mutualising the CNCA, which became a limited company owned by the Regional Banks and the Group's employees.

▶ 1996

Acquisition of Banque Indosuez.

▶ 1999

Acquisition of Sofinco and an initial stake in Crédit Lyonnais.

▶ 2001

Reincorporation of CNCA as Crédit Agricole S.A., which was floated on the stock exchange on 14 December 2001.

▶ 2003

Acquisition of Finaref and Crédit Lyonnais.

▶ 2005

Presentation of Crédit Agricole S.A.'s three-year strategic development plan.



Organisation of Crédit Agricole Group and Crédit Agricole S.A.

The Crédit Agricole group

at 31/12/2005

The Crédit Agricole group comprises Crédit Agricole S.A. and all the Regional and Local Banks.

2,583 Local Banks
5.7 million members
41 Regional Banks
Fédération Nationale du Crédit Agricole
Float**
25%*
54.7%
via SAS Rue La Boétie
45.3 %
** including treasury shares
Crédit Agricole S.A.
Crédit Agricole S.A. holds, as well as its subsidiaries, 25% of each of the Regional Banks*.
It has six core business lines:
French retail banking - Regional Banks*
French retail banking - LCL
Specialised financial services
Sofinco, Finaref, Crédit Agricole Leasing, Eurofactor
Asset management, insurance and private banking
CAAM, Predica, Pacifica, BGPI, CA (Suisse) S.A.
Corporate and investment banking
Calyon
International retail banking
Other specialised subsidiaries: Cedicam, Crédit Agricole Immobilier, CA Private Equity, Uni-Editions

* Except for Caisse régionale de la Corse.

Significant events in 2005

After the reorganisations and mergers of 2004, significant events in 2005 fell into two main categories:

- strengthening European operations in several business lines, and particularly asset management and specialised financial services, through targeted acquisitions;
- rationalising the brand portfolio and implementing an organisation structure in keeping with the Crédit Agricole Group's production/distribution business model. As a natural extension to this process, several subsidiaries adopted a new identity in 2005, first and foremost Crédit Lyonnais, which has now become LCL, but also CA Leasing, the new name adopted by Ucabail, and Crédit Agricole Immobilier, result of the merger between Uniger and CLAM Immobilier. Meanwhile, the Regional Banks adopted their new positioning based on a "lasting relationship".

The remaining mergers forming part of the Crédit Lyonnais integration process have been completed. They mostly concerned factoring and international private banking.

▶ Significant events month by month

January

- Sofinco acquired Banco Comercial Português' household equipment consumer credit business;
- The Crédit Agricole Group expressed its solidarity with the Indian Ocean tsunami victims and donated €2 million for sustainable reconstruction projects.

February

- Crédit Agricole S.A. acquired PPR's residual holding in Finaref;
- Crédit Agricole Asset Management unified and remodelled its mutual fund offering for institutional and corporate investors;
- The Crédit Agricole S.A. Group launched a wide-reaching Compliance awareness and training campaign known as Fides.

March

- Creation of Crédit Agricole (Suisse) S.A. as a result of the merger between Crédit Agricole Indosuez (Suisse) SA and Crédit Lyonnais (Suisse) SA.

April

- Eurofactor sold 34% of Elysées Factor to CCF;
- Merger between the Brie and Somme Regional Banks to create the Caisse Régionale Brie-Picardie.

May

- Crédit Agricole S.A. held its annual general meeting in Lyon, a first for a CAC40 company;
- Crédit Agricole S.A. acquired 71% of Meridian Bank A.D. in Serbia;
- Ucabail adopted its new identity and became Crédit Agricole Leasing.

June

- Uniger and CLAM Immobilier merged to create Crédit Agricole Immobilier.

July

- Crédit Agricole Luxembourg merged with Crédit Lyonnais Luxembourg, with the new entity retaining the name Crédit Agricole Luxembourg;
- Merger between the Normand and Calvados Regional Banks to become Crédit Agricole de Normandie;
- Sofinco acquired CP Leasing, an automotive financing company in the Czech Republic.

August

- Crédit Lyonnais adopted its new identity and became LCL;
- Crédit Agricole S.A. made a new employee reserved rights issue.

September

- Crédit Agricole and the Caisse d'Épargne group combined their investor services businesses to create CACEIS;
- CAAM and Calyon created CASAM (Crédit Agricole Structured Asset Management);
- Finaref launched the first European diploma in consumer credit sales and marketing;
- Crédit Agricole adopted its new positioning and slogan *"Une relation durable, ça change la vie"* (a lasting relationship makes a big difference).



October

- Crédit Agricole S.A. was named best CAC 40 company for retail shareholder services;
- Merger between Eurofactor and Transfact, with the new entity retaining the name Eurofactor.

November

- The Crédit Agricole Group and China UnionPay (CUP) signed an agreement in Shanghai to accept CUP cards in France;
- Eurofactor won awards in France, the United Kingdom and Germany from the International Factors Group;
- With the introduction of *"l'Autre Carte"*, Crédit Agricole renewed the approach of the cards market.

December

- 2006-2008 strategic development plan: ambitious growth targets in France and abroad;
- Strategic agreement with Banca Intesa to acquire 65% of Nextra, an asset management company.

▶ 2006 - 2008 development plan

Prepared at the initiative of Chairman René Carron, Crédit Agricole S.A.'s strategic development plan for 2006 to 2008 was approved by the Board of Directors on 5 December 2005 and presented by Georges Pauget, Chief Executive Officer, on 15 December. In line with the commitment to sustainable, profitable growth made at the time of the initial public offering, the plan aims to leverage four sources of value creation: (i) differentiation between the Crédit Agricole and LCL brands; (ii) business expansion; (iii) access to distribution networks outside France and (iv) developing product platforms.

In France, Crédit Agricole has a unique competitive advantage in the excellent fit between its two retail banking networks, the Regional Banks and LCL. Crédit Agricole will exploit this strength by stepping up the differentiation strategies initiated last Autumn, with two distinct positionings: a lasting relationship for the Regional Banks, which reflects their mutual roots, and a more consumer-based approach for LCL. The Regional Banks have embarked on a high-powered plan to renew their business franchise, with the aim of attracting 400,000 new customers a year by 2008. This growth will be underpinned by a policy of continuous innovation in banking and financial products and services. Crédit Lyonnais, now LCL, has set a deliberately ambitious target of winning 100,000 new retail accounts every year. To do this, it will develop new offerings and react very quickly to customer needs. Both networks will draw on support from the Group's specialist financing subsidiaries to ensure the success of this innovative policy.

For both the Regional Banks and LCL, growth in the business franchise will be accompanied by productivity gains obtained by scaling up their processes. The Group as a whole has considerable potential to capitalise on the scale effect. The production/distribution business model adopted by the Group and its specialist financing subsidiaries (asset management, insurance, consumer credit, specialist financial services) has also been consolidated and strengthened.

In the international markets, Crédit Agricole S.A. already has strong positions in Europe through a series of minority interests. The Group has developed an innovative partnership model in Italy with Agos Itafinco, shortly to be extended to Nextra, based on combining the Group's production platform with a partner distribution network.

Over the plan period, the Group will have the means to finance a significant acquisition programme in the international markets. The main geographical focus for retail banking activities outside France will be western Europe. Its investments in this area will aim to draw value across the entire retail banking chain. Outside Western Europe, the Group will focus on targeted acquisitions in Central and Eastern Europe and the Mediterranean basin, thereby stepping up its organic growth rate.

The Group intends to invest in the region of €5 billion from 2006 to 2008, which will be entirely self-financed. Investments will be made according to strict financial criteria.

Broadly, the strategic development plan aims to grow revenues by an average of 10% a year from 2006 to 2008, with an increased weighting to international activities, which should account for about half of the total by 2008. Revenue growth will be accompanied by tight control over costs, which will bring the cost-income ratio down by an average of 150 bp a year. The Group's overall risk profile will not change. All in all, earnings per share should rise by an average of 10% a year.

Business segments of Crédit Agricole S.A.

Six business segments

French retail banking - Regional Banks*

Contribution to net income*:
€854 million

Banking services for personal customers, farmers, small businesses, companies and public authorities, with a very strong regional presence.

The Regional Banks provide a full range of banking and financial products and services, including mutual funds (money market, bonds, equity), life insurance, lending (particularly mortgage loans and consumer finance), payment systems, banking-related services and wealth management. In addition to life insurance, they also provide a broad range of property & casualty and death & disability insurance, making Crédit Agricole France's third biggest insurer (source: FFSA).

These services are available through the local branch network and a range of alternative channels (interactive voice server, Internet, interactive TV, mobile phone).

- 16 million customers
- 7,142 branches
- Market leader in (source: Bank of France, Company):
  - bank savings: 20%
  - personal, small business and corporate lending: 18%
  - farming sector: 80%
  - small businesses: 25%

** Crédit Agricole S.A. accounts for 40 of the Regional Banks using the equity method (25%). Caisse Régionale de la Corse is not consolidated.*

French retail banking - LCL

Net banking income: €3.5 billion

Personal, small business and SME banking, with a strong focus on urban areas and a segmented customer approach.

LCL offers a full range of banking products and services, together with asset management, insurance and wealth management.

These services are available through multiple distribution channels, including branches, ATMs, telephone, mobile phone and Internet.

SMEs have their own dedicated network of commercial advisers through 39 regional offices, together with a corporate finance advisory service specifically geared to their needs.

- 6 million personal customers
- 1,930 branches, including 50% in towns with over 200,000 inhabitants.

Specialised financial services

Net banking income: €2.5 billion

Consumer finance: no. 2 in France with Sofinco and Finaref (source: Company, excl. direct activities of Regional Banks).

Specialists in consumer finance, distributed in France through retail outlets (cars, household equipment), a direct network of branches, and partnerships with the Regional Banks and LCL, as well as major retailers, mail order companies, car manufacturers and financial institutions (particularly insurance companies).

The consumer finance business also has operations in fifteen European countries and Morocco.

- 6.5 million private label cards
- €37.1 billion in consumer finance outstandings

Lease finance: no. 2 in France with CA Leasing (source: ASF)

A specialist in lease finance, rental and financing with services (cars and computer equipment) as well as public-private partnerships.

Leader in property leasing.

The Group also has a lease finance operation in Poland with EFL, leader in vehicle financing.
Lease finance outstandings:
€12.5 billion

Factoring: no. 1 in France with Eurofactor (source: ASF)

Eurofactor also has major positions in five European countries.

Factored receivables: €30.8 billion



Asset management, insurance and private banking

Net banking income: €3.3 billion

Asset management: leader in mutual funds in France (source: Europerformance)

The Group's asset management business, which is conducted principally by the CAAM group, encompasses mutual funds for retail, corporate and institutional investors, and discretionary management services for corporate and institutional investors.

With the recent acquisition of Nextra in Italy, the Group is now among the top five players in Europe (Top 400 European Asset management leaders IPE).

Assets under management: €491 billion

Insurance: number three insurer in France (source: FFSA)

Life insurance: number two life insurer in France (source: FFSA) offering investment and death & disability products to Regional Bank.

Assets under management: €144 billion.

Property & casualty insurance: a broad range of property & casualty insurance products for retail, farming and business customers, as well as banking-related insurance, sold through the Regional Banks and LCL.

Premium income: €1.2 billion

Private banking

The Crédit Agricole Group is a leading player in private banking, both in France where it is leader in the high net worth segment through BGPI, the Regional Banks and LCL, and internationally, with operations in Brazil, Spain, Monaco, Luxembourg and Switzerland (including its subsidiaries and branches in the Bahamas and Singapore).

Assets managed, excluding the Regional Banks and LCL: €80 billion.

Corporate and investment banking - Calyon

Net banking income: €4.5 billion

Calyon has operations in 55 countries. For all product lines combined, it ranks among the top three players in France and the top ten in Europe.

Capital markets and investment banking: Calyon has achieved a remarkable performance, ranking European number one in initial public offerings (source: Thomson Financial). In the capital markets, Calyon has real centres of excellence in fixed-income and securitisation and ranks world number eleven in euro bond issues (source: IFR). In brokerage, Cheuvreux is ranked best research house on French shares (source: Institutional Investors) and CLSA has confirmed its position as a first-class player in Asia. Calyon Financial, Calyon's futures broker, is among the world leaders and is the second largest non-American broker in the US futures markets.

Financing activities: Calyon has confirmed its position as a premier league player in loan syndication, taking the number one spot in France for the first time, making its entry into the world's top ten at number eight, and the top five in Europe, Middle-East and Africa (source: Thomson Financial). Calyon has consolidated its position as a world leader in structured finance, particularly project, ship and aircraft finance, activities that combine advisory services with lending. Calyon ranks number seven in western Europe in acquisition finance (source: Thomson Financial) and is world number one in structured commodities finance (source: Dealogic).

International retail banking

Net banking income of consolidated subsidiaries: €317 million

Contribution from companies accounted for by the equity method: €452 million

Crédit Agricole S.A.'s international banking operations are based mostly in Europe and, to a lesser extent, in Africa/Middle-East and Latin America.

In Europe, Crédit Agricole S.A. has forged partnerships with major banks in the key southern European countries: Italy (Banca Intesa) and Portugal (Banco Espírito Santo).

French retail banking - Crédit Agricole Regional Banks

Business and organisation

The Crédit Agricole Regional Banks are co-operative entities and fully-fledged banks. They provide a full range of banking and financial products and services to personal customers, farmers, small businesses, companies and local authorities. They have a network of 7,142 branches plus 8,000 in-store cash points which provide Crédit Agricole customers with basic banking services.

The Regional Banks have a leading position in almost all areas of the retail banking market in France. They take about 24% of the personal banking market (source: Bank of France) with 16 million customers. In the business market, more than 34% of all SMEs bank with the Group (source: TNS - Sofres).

The Regional Banks continue to broaden their product and service offering, working in close association with Crédit Agricole S.A. and its financing subsidiaries. They provide a comprehensive range of banking and financial products and services including deposits and savings, equity, bond and mutual fund investments, life insurance, lending (particularly mortgage loans and consumer finance), payment systems and property & casualty insurance. These services are available both through the local branch network and electronic banking channels (interactive voice server, Internet, interactive TV and mobile phone).

Where it will improve their financial structure and competitiveness, some Regional Banks are merging in order to provide their customers with a better quality of service. The number of Regional Banks has fallen from 94 in 1998 to 41 at end 2005. Each merger is carefully planned and prepared to ensure that Crédit Agricole preserves its local roots and its advantage as a local provider of retail services.

Sixteen Regional Banks have raised funds in the financial markets by issuing listed "*Certificats Coopératifs d'Investissement*", a form of non-voting share.

Crédit Agricole S.A. owns 25% of each Regional Bank (with the exception of Caisse régionale de la Corse).

Events in 2005

The most important event of 2005 was the adoption of a new positioning based around the concept of a lasting relationship. At their annual congress in Tours in 2004, the Regional Banks set themselves some ambitious growth targets to consolidate the Group's number one position in French retail banking. These targets include winning 400,000 net new current accounts every year by 2008, and becoming banker to one in three French people, one in four people in the urban areas and one in three young people by 2014. They also undertook an in-depth review of the traditional mutualist values of respect and consideration, and came up with a new modern-day variant: "a lasting relationship". Crédit Agricole is therefore positioning itself as the bank that supports its customers through good times and bad, and helps them make the right choice between product packages and more basic products according to their needs.

As concrete evidence of this new approach, several new products were launched in 2005, the main ones being:

- Mozaïc Permis, which includes the government's interest-free loan to help young people obtain their driving licence for €1 a day, as well as the cost of retaking the highway code or driving test (capped at €80);
- "Good Loc", which helps young people qualify to rent by providing a rent guarantee and financing their security deposit;
- Innovative property & casualty insurance products, such as waving of the non-claim bonus in case of a car accident for customers who are insured by Crédit Agricole and have not made a claim in the previous three years;
- a new bank card called *"l'Autre Carte"* for customers who only want the basic bank card services, namely making payments and withdrawing cash.



French retail banking - LCL

After its integration with Crédit Agricole in 2003, Crédit Lyonnais embarked on an ambitious business plan with the aim of building a unique banking model which is highly differentiated from its national rivals. LCL, which operates under its own brand name, is the only domestic branch bank in France to focus exclusively on retail banking for personal and business customers.

Business and organisation

Personal banking is LCL's core business. It provides 6 million customers with a full range of products and services covering all their needs in savings, investments, consumer finance, personal loans, mortgage loans, payment systems, insurance and advice. To meet these needs and provide a local service, LCL has a network of 1,930 branches across France and 2,900 ATMs. It also offers a full range of electronic banking services by phone, mobile phone (LCL Avertis SMS service) and the Internet, including the Personal Banking section of LCL's website for online distribution of products and services, and LCL Interactif for consulting and managing accounts and securities portfolios. Customers can also use LCL's online bank, e.creditlyonnais, to access all products and services and carry out their daily banking transactions. Online bank customers also have a personal adviser who can be contacted by e-mail or telephone.

LCL has a dedicated organisation structure for small business customers. It has more than 1,150 specialist advisers throughout the country to assist tradespeople, retailers, small businesses, the professions and farmers. A personal adviser helps these customers manage their daily affairs and achieve their business and personal projects through a diversified offering.

Corporate and institutional customers have a dedicated nationwide network of specialist advisers. For corporate customers, there are sixteen regional divisions and 39 branches, while institutional customers have a Paris branch and nine regional centres. Through this network, customers have access to a broad range of products and services to assist them in their daily transactions (financial management and traditional cash management) and provide support for their major projects (advice, financial engineering and corporate finance).

Events in 2005

LCL took several decisive steps in 2005 as part of its Crescendo business plan.

The first, and the most visible for customers, involved the launch of its new brand name, LCL, to reflect the bank's new positioning and more consumer-based approach. In response to the more demanding standards required by customers, LCL undertakes to meet certain standards in terms of the value and quality of services provided. It has launched new offerings based on this principle of "a promise is a promise". For example, in mortgage lending, LCL promises an answer within two days and undertakes to send out the loan agreement within two weeks. Otherwise, it will reimburse up to €200 in loan set-up fees.

The second stage was the new head-office organisation structure introduced at the end of 2005, based around the four core business activities that constitute the bank's strategic growth priorities: retail banking and insurance, business banking, private banking and payments.

The third stage consists of strengthening the business plan around several key strategic priorities, first and foremost increasing the number of accounts to achieve profitable growth and gain market share across all customer segments (personal, small business and corporate customers).

Lastly, a number of resource optimisation projects are now underway, including business process management and redeploying staff to the commercial functions. This has led to tangible results in terms of improvements in service quality, such as the express account opening procedure for personal customers and fast-track approval of mortgage applications.

Specialised financial services

Crédit Agricole S.A.'s specialised financial services division encompasses consumer finance, lease finance and factoring.

In 2005, the series of mergers that began in 2003 was finally completed. Within the framework of the Group's strategic development plan, the three business lines in this division have defined their own strategic objectives. These objectives are to build up a leading European position in consumer finance, create a centre of excellence in lease finance and become European number one in factoring.

Consumer finance

Sofinco

Sofinco has operations in France and nine other countries, mostly in Europe.

In France, Sofinco provides its customers and partners with a comprehensive range of consumer finance products, including repayment loans, revolving credit and hire purchase products. Its lending products are accompanied by an array of insurance options and other services, such as cards, maintenance, extended warranty, assistance and loyalty programmes.

Sofinco distributes its products through four channels: directly under the Sofinco brand, at point of sale in retail outlets, through business introducers, and through partnerships with major national groups, mostly car manufacturers, retail chains and financial institutions (banking and insurance), with or without a shareholder relationship. Sofinco also manages revolving credit facilities and car loans on behalf of the Regional Banks, as well as LCL's entire consumer finance book (revolving credit and bank loans).

Abroad, Sofinco's business activities and products are similar to those in France, drawing on local skills to support its own expertise. To date, Sofinco has operations in nine countries: Germany (Creditplus), Spain (Finconsum), Greece (Emporiki Credicom), Hungary (Credigen), Italy (Agos), Netherlands (Ribank), Portugal (Credibom), Czech Republic (CP Leasing) and Morocco (Wafasalaf). Sofinco also provides support for Crédit Agricole's Polish subsidiary, Lukas, in developing its consumer finance business.

EVENTS IN 2005

During 2005, Sofinco took a series of initiatives to strengthen its commercial capability across all distribution channels, for example by entering the boat financing market, launching a private label card for the customers of major retail chains, followed by a bank card combining traditional payment features with many innovative services, and developing its position as a dominant player in Internet credit.

In the international markets, 2005 was devoted to consolidating on the acquisitions made in 2004, with the merger between Wafasalaf and Credor in Morocco, and strengthening its position as a major player in the Portuguese market. Sofinco has also gained a foothold in the Czech Republic with the acquisition of CP Leasing, a specialist in vehicle financing with 5% market share.

Lukas

Lukas is the leading consumer finance company in Poland. Drawing on its excellent brand image, Lukas opened 60 new outlets during the year to strengthen its presence in the market. This led to strong business growth, with 240,000 new credit cards sold during the year compared with 136,000 in 2004.

Finaref

Finaref is the leader in private label cards and distance selling of financial products. It has two complementary areas of expertise: consumer credit and insurance.

Finaref develops and distributes financial services for customers of its partner stores and companies (La Redoute, Fnac, Printemps, Club Méditerranée, Surcouf, Verbaudet, Cyrillus, etc.) in France and abroad. It has a multi-channel distribution strategy, which combines direct sales (call centres and e-commerce sites) with a network of 250 in-store outlets.

Finaref has built up an insurance business and has created a multilingual administration centre in Ireland, which can handle business from all European Union countries. Its insurance offering is mostly consumer finance related, including loan insurance, products related to goods sold by the retail stores (extended warranty, replacement value) and death and disability insurance.

Outside France, Finaref has a structured network in Belgium and Northern Europe (Sweden, Finland, Norway and Denmark).

EVENTS IN 2005

Finaref forged two new consumer finance partnerships in 2005, one with Maison de Valérie (LMDV), a subsidiary of the PPR Group and fourth largest mail order company in France, and the second with Téléshopping, a subsidiary of the TF1 group and number two in its sector. In insurance, Finaref continued to expand its international business with Group companies in Germany, Poland, Spain, Italy, the Netherlands and, in the near future, Portugal. In addition, the Crédit Agricole S.A. Group has also asked Finaref to develop its loan insurance and loan-related offering in the international markets.

Leasing

Crédit Agricole Leasing

Crédit Agricole Leasing provides lease finance solutions for businesses wishing to invest in new assets. In France, it ranks number one in property leasing, number two in equipment leasing and rental, and number one in Sofergie energy financing (source: ASF, Company).

BUSINESS AND ORGANISATION

Through its dedicated subsidiaries, which each have their own sales network, Crédit Agricole Leasing boasts the most comprehensive offering in the market:

- encompassing public sector and public authority equipment financing (Fip);
- energy saving and production and environmental projects (Unifergie);
- information systems leasing and management of computer installations (Etica);
- and corporate car fleet rental and management (Ucalease).

Crédit Agricole Leasing has forged partnerships with over 1,000 equipment manufacturers and distributors, who offer their customers financing solutions. In equipment and property leasing, Crédit Agricole Leasing also has its own sales offices dedicated to customers of the Crédit Agricole Regional Banks, LCL and HSBC and its subsidiaries in France.

EVENTS IN 2005

Most of 2004 was devoted to consolidating the business line following the mergers between Ucabail, LixxBail and CBIF. In 2005, Crédit Agricole Leasing embarked on a far-reaching modernisation plan to simplify its structure by reducing the number of companies in the group and rationalise its information systems.

EFL

EFL is the market leader in Poland, with a particularly strong position in vehicle financing which accounts for two thirds of its total business. EFL is currently restructuring its business into two divisions, vehicle financing and equipment financing. It has also moved up into top place in heavy truck financing.

Factoring

Eurofactor

Eurofactor is the leading integrated factoring network in Europe. It supports companies in their development by devising trade receivables management solutions tailored to their strategy, business sector, size and customer profile in both France and abroad. It also has a pan-European offering.

BUSINESS AND ORGANISATION

Eurofactor provides its customers with a local service through a team of professionals who understand their country's economic, cultural and legal specifics, drawing on its network across Germany, Benelux, Spain, Portugal and the United Kingdom, its holdings in Morocco and Tunisia, and its membership of the International Factors Group (IFG), which has 60 partners in 35 different countries.

Apart from trade receivables management, Eurofactor is now developing a syndication solution which has already proved successful in the Anglo-Saxon countries. Capitalising on its success, Eurofactor has extended its offering to include debt recovery, a completely confidential service that helps customers recover their debts and reduce their payment periods without having to develop their own in-house expertise.

Eurofactor has developed an open model with its various partners in the factoring market, which include branch banks (about 50% of its business in France), networks of business introducers in France and Europe, partners in Europe, and trade organisations and related businesses and associations.

International business accounts for 30% of factored receivables.

EVENTS IN 2005

During 2005, Eurofactor extended its co-operation with Intesa Mediofactoring to cover continued pan-European securitisation of trade receivables, a cross-shareholding agreement, and joint renegotiation of the two groups' respective insurance in France and Italy at the end of 2005, capitalising on their expertise in trade receivables risk while respecting their own specific management systems.

Eurofactor also raised its shareholding in Tunisie Factoring from 9.09% to 36.36%.

Asset management, insurance and private banking

Asset management, securities and issuer services

Asset management

Crédit Agricole S.A.'s asset management business is conducted mainly through Crédit Agricole Asset Management and its subsidiaries. It also owns BFT, which offers institutional investors, companies, banks and local authorities tailored financial products and services.

BUSINESS AND ORGANISATION

CAAM is responsible for developing and managing investment products and asset allocation services for French and international retail, corporate and institutional investors. The group has a multi-disciplinary arm (traditional investment, employees savings), as well as specialist investment companies. It is highly reputed in the market for its expertise, which has won a huge number of awards.

With €491 billion in assets under management at end 2005, CAAM is among the top five European players, number one in France (source: Europerformance) and number three in Italy (source: Assogestioni).

Products are distributed through the Crédit Agricole and LCL branch networks, and through approved partners. CAAM is also developing its own commercial capability in France and abroad to target corporates, institutional investors and distribution partners.

CAAM takes a "multi-local" approach, with eight international asset management centres in Paris, London, Milan, Madrid, Chicago, Hong Kong, Singapore, Tokyo and Seoul. The group has direct sales and marketing capability in France and six other countries to provide an even better local service.

Six specialist investment companies complete the group:

- socially-responsible investment (SRI): I.DE.A.M.;
- alternative investment: Systeia Capital Management;
- multi-manager investment: Crédit Agricole Alternative Asset Management;
- structured investment: Crédit Agricole Structured Asset Management, a joint venture with Calyon;
- property and land investment: Crédit Agricole Asset Management Immobilier;
- active investment: CPR Asset Management.

EVENTS IN 2005

Following the merger between CAAM and CLAM in 2004, there were a number of important developments in 2005. These included the creation of CASAM with Calyon, the creation of Fund Channel in Luxembourg (a fund purchasing platform), then in December, the acquisition of a controlling stake in Italian asset management company Nextra. The year also saw strong growth in new business.

The asset management division consolidated on its multi-disciplinary expertise (core/core plus investment, quantitative investment, alternative multi-manager investment, absolute return, employee savings, property, etc.), particularly with the creation of CASAM, a 50/50 joint venture between CAAM and Calyon. CASAM is responsible for developing structured investment, alternative discretionary mandates and exchange-traded funds (ETF) through the Group's networks and international distribution units, and also directly with institutional clients.

The international rating agency Fitch-AMR has assigned CAAM an AM2 rating for its asset management activities in Paris, London, Hong Kong, Tokyo and Singapore. This rating reflects CAAM's solid financial structure and quality of its investment processes. It also takes account of the organisational changes made in the business, which are beginning to take effect.

Investor services: CACEIS

BUSINESS AND ORGANISATION

In 2005, Crédit Agricole and the Caisse d'Épargne group combined their investor services activities (CA-IS and IXIS IS respectively) to create CACEIS. Through this partnership, the Group has created a leading player in depository activities, custody, fund administration and issuer services, all of which are now housed under a single brand, CACEIS Investor Services.

The new entity is jointly and equally owned by Crédit Agricole S.A. and Caisse Nationale des Caisses d'Épargne. It has operations in six European countries (France, Luxembourg, Spain, Belgium, Ireland and the Netherlands).



EVENTS IN 2005

2005 saw strong growth in products and innovative service offerings, including:

- first depository and valuer of the new French-registered ARIA EL leveraged hedge funds using the services of a prime broker;
- launch of a European support platform for cross-border distribution of mutual funds, regardless of where the fund is domiciled;
- implementation of external and internal solutions to meet the requirements of the new UCITS III Directive;
- development of private labelling outsourcing solutions for institutional clients of banks.

CACEIS is the leading mutual fund depository in France, and ranks world number nine in global custody with €1,546 billion (source: Global Custodian). It is the leading fund administrator in France and among the top three in Europe with €738 billion under administration. It is also among the top three providers of issuer services in France and one of Europe's leading transfer agents (source: Company).

Insurance

Predica

BUSINESS AND ORGANISATION

Created in 1986, Predica is the Crédit Agricole Group's life insurance subsidiary. The merger with Union des Assurances Fédérales (UAF) on 30 June 2004 helped Predica strengthen its leading positions: number one bancassurer and number two life insurer in France (source FFSA).

Predica's life and personal risk insurance offerings are designed to meet the diversified needs of personal customers, private banking customers, farmers, small businesses and companies. Its products are distributed by through bank branch networks:

- Crédit Agricole Regional Banks;
- LCL branches;
- BGP Indosuez for private banking clients;
- other networks:
  - La Médicale de France, which specialises in the healthcare professions and has 100 agents across 40 divisions in France. Since 2001, a network of "life" advisers in the branches has strengthened La Médicale de France's position in life insurance investment products,
  - a network of independent wealth management advisers through UAF Patrimoine.

The Group exports its expertise abroad and is expanding its international business, that is either with banking partners or directly with Group entities that already have operations in the countries concerned.

EVENTS IN 2005

In 2005, Predica completed its merger with UAF by setting up a single information systems platform designed to harmonise and rationalise its administration function. This resulted in the biggest ever transfer of policies ever seen in the French insurance industry.

In a growing market, Predica achieved excellent business performances in all its product ranges and distribution networks.

Pacifica

BUSINESS AND ORGANISATION

Pacifica, the Group's property & casualty insurance subsidiary created in 1990, is one of the top ten players in personal insurance in France. Its main aim is to develop products that complement its banking and financial services.

Pacifica initially focused on the personal market, offering Crédit Agricole Group customers a full range of insurance products to meet their needs at all times of their lives: motor, household, private healthcare, legal protection, personal accident, and also insurance for motorcycles, caravans, hunting, yachting, etc.

Pacifica then capitalised on Crédit Agricole's experience and strong position in the business world. In 2001, it launched a comprehensive offering for active and retired farmers and is now the third largest insurer to the French agriculture industry (source: FFSA, Company). Pacifica is now attacking the small business market (tradespeople, shopkeepers and the professions).

EVENTS IN 2005

In May 2005, Pacifica acquired 40% of Assurances Fédérales IARD, which provides personal insurance products sold through the LCL branch network. Business was buoyant throughout the year and total premium income exceeded one billion euros.

Private banking

Business and organisation

The Group's private banking activities are now entirely housed within Crédit Agricole Private Bank, following completion of the mergers between the various international units belonging to Crédit Lyonnais and Crédit Agricole. These mergers were planned according to local positions and have helped strengthen the Group's position in the key private banking centres.

In France, the "Premium" project has strengthened collaboration between the various Crédit Agricole Group units involved in private banking (excluding LCL): the Regional Banks, the new private banking platform structured around Banque de Gestion Privée Indosuez (BGPI), and its asset management company Gestion Privée Indosuez (GPI), and the business lines that provide investment products and services. LCL still runs its private banking operations on an autonomous basis.

In the international markets, merger operations were planned and prepared in such a way as to preserve business franchises and the commercial teams, and to achieve synergies in support functions. In Switzerland, Crédit Agricole (Suisse) S.A. is now the number two foreign private bank in the country, with €29 billion in assets under management (source: Company). In Luxembourg, Crédit Agricole Luxembourg now manages more than €10 billion of assets, putting it among the leading local private banking groups. In Monaco, CFM is market leader with more than €8 billion in assets under management (source: Company). The Group also has a significant presence in the United States (Miami), Spain and Brazil.

EVENTS IN 2005

The main events of 2005 were strong business growth and completion of the mergers between Crédit Lyonnais and Crédit Agricole private banking units. In France, the 'Premium' project began to produce an impact, leading to a significant improvement in customer service and therefore in business growth in the high net worth segment. In the international markets, the most important event of the year was the completion of the remaining merger operations. At the year end, the Group acquired Banque Colbert's private banking business as part of a joint venture with CACEIS.

▶ Corporate and investment banking - Calyon

Calyon has ranked among Europe's top ten investment banks since the merger between Crédit Agricole Indosuez and Crédit Lyonnais' corporate and investment banking activities in May 2004.

Business and organisation

With operations in 55 countries, Calyon focuses on major corporate clients and financial institutions throughout the world, offering them a comprehensive range of financial products and a powerful, extensive international network. About two thirds of Calyon's business is outside France. In France, customers outside Paris and customers of the Regional Banks and LCL have access to capital markets and investment banking expertise through Calyon's branches.

Calyon's business is organised into two divisions: capital markets and investment banking, and financing activities.

Capital markets and investment banking encompasses capital markets, brokerage and investment banking:

- the capital markets business operates in the world's key financial centres and has strong positions in Europe, Japan and the United States. It is divided into eight product lines: equity and fund derivatives, credit and liquid bonds, treasury, foreign exchange, commodities, securitisation, fixed-income/IRD, and credit derivatives;
- the brokerage business has three subsidiaries all with first-class positions. Cheuvreux is Calyon's European broker and is ranked best research house on French shares by Institutional Investors. CLSA, leader in the Asia-Pacific markets, offers brokerage, investment banking and private placement services through a team of over 800 professionals across Asia. Calyon Financial is a world leader in options and futures brokerage;
- Investment banking encompasses corporate finance activities for major clients: mergers & acquisitions, equity capital markets and private placements. Calyon operates in France and Europe through offices in Milan, Madrid and Frankfurt, and in North and South America through its New York office.

Financing activities cover structured finance, loan syndication and corporate banking:

- structured finance provides high value-added lending and advisory services throughout the world across the entire spectrum of asset and export financing, including project finance, aircraft and ship finance, international trade finance, property and hotel finance and energy finance;
- in loan syndication, the merger of the teams in 2004 is now producing its full effect and Calyon has the capability to handle the entire range of syndication deals from €100 million upwards for all corporate clients;
- Corporate Banking & Services (CBS) provides a full range of products and services drawing on the expertise of Calyon's business lines, as well as the capacity of the branch networks (Regional Banks and LCL) and the Group's specialised subsidiaries (lease finance, asset management, factoring, etc.).

Calyon's senior bank advisers based in Paris and Europe are responsible for client relationships. They are supported by business line expertise and Calyon's international branches and subsidiaries.



Events in 2005

One year on, Calyon has achieved some highly satisfying performances in all its business lines. In investment banking, Calyon ranked European number one in initial public offerings in 2005, chiefly due to the EDF and GDF deals. In mergers & acquisitions, Calyon advised Suez on the buyout of Electrabel's minority shareholders. 2005 was also an important year for the capital markets business, both in terms of organisational improvements, growth in the business franchise, and results in its main centres of excellence - fixed-income and securitisation. Calyon's brokers (Cheuvreux, CLSA and Calyon Financial) reported significant growth in all their markets. In loan syndication, Calyon confirmed its position as a world leader, making its entry into the top ten for the first time at number eight. In 2005, Calyon consolidated its position among the world leaders in structured finance, particularly project finance (world number one), and ship and aircraft finance, activities that combine advisory services with lending.

During 2005, Calyon strengthened its international network, opening representative offices in Canada and Portugal, and transforming the offices in Beijing and Prague into branches. The major achievements of the year demonstrate Calyon's real ability to manage complex transactions, drawing on its technical expertise in several financial centres.

International retail banking

Crédit Agricole S.A. has substantial retail banking operations in Europe and, to a lesser extent, in Africa, the Middle-East and Latin America.

In Europe, Crédit Agricole S.A. holds interests in some first-class banks with which it has forged partnerships and created subsidiaries in specialised financial services such as consumer credit and life insurance. It is the largest shareholder of Banca Intesa, Italy's leading banking group, and the second largest shareholder of Banco Espirito Santo in Portugal. Crédit Agricole S.A. also holds an interest in Emporiki Bank in Greece. In May 2005, Crédit Agricole S.A. acquired 71% of Meridian Bank in Serbia, with the aim of becoming one of the leading providers of financial services in the Serbian market, particularly in retail banking.

In other areas, the Crédit Agricole Group is strengthening its position in banking organisations for which it has management responsibility.

In Africa and the Middle-East, it has operations in Morocco (with 51% of Crédit du Maroc, the country's sixth largest bank), Senegal, Ivory Coast, Gabon, Cameroon, Congo, Djibouti, Madagascar and, with Calyon, in Saudi Arabia and Egypt.

In Latin America, Crédit Agricole S.A. is now the sole shareholder of Crédit Uruguay Banco and also owns almost 24% of Banco del Desarrollo in Chile, a bank that specialises in retail and small business banking.

In early January 2006, Crédit Agricole S.A. signed an agreement to acquire 75% of Egyptian American Bank, the third largest private sector retail bank in Egypt, which has 36 branches, 1,200 employees, some 100,000 personal customers and 800 corporate and institutional clients.

4 Management report

Crédit Agricole S.A. Group financial review

Changes to accounting principles and methods: application of IAS/IFRS accounting standards

In application of regulation EC 1606/2002 adopted by the European Union on 19 July 2002, and supplemented by the regulations of 29 September 2003, 19 November and 29 December 2004, 4 February, 7 July, 25 October, 8 and 15 November and 21 December 2005, Crédit Agricole S.A.'s consolidated financial statements are, with effect from 2005, drawn up according to the International Financial Reporting Standards (IFRS). The Group also applies the recommendation issued on 30 December 2003 by the Committee of European Securities Regulators (CESR) and required by the *Autorité des Marchés Financiers* (*AMF*) in its recommendation of 6 July 2004 on the changeover to IFRS standards. The introductory note to the consolidated financial statements on page 116 of this document sets out the regulatory framework and the transition to IFRS standards, and highlights the comparability issues with the figures for 2004.

Note 1 to the financial statements, "Principles and methods applicable in the Group", provides a description of the main accounting principles and methods used by the Group and their mode of application.

Methodology behind the numerical data

The financial statements were drawn up according to the accounting rules published and in force on the closing date. As the date for transition to IFRS was 1 January 2004 for all the standards, with the exception of IAS 32 and 39 and IFRS 4, which came into force on 1 January 2005, the accounts for 2004 are presented without reflecting the impact of IAS 32 and 39 and IFRS 4. Consequently, the financial statements present the accounts for the 2005 financial year under the IFRS standards as adopted by the European Union for 2005 compared with the financial statements for 2004 restated to the IFRS standards applicable in 2004 (*i.e.* excluding IAS 32 and 39 and IFRS 4).

In the interests of clarity in interpreting the 2005 financial data, the 2004 figures were also estimated including the impact of standards IAS 32 and 39 and IFRS 4. These figures are compared with the 2005 consolidated financial statements after the regulatory financial statements on pages 214 to 237 of this document. This simulated data for 2004 has not been checked by the external auditors.

Except where otherwise indicated, the analysis of year-on-year changes in this report is based on constant accounting standards; *i.e.* 2005 figures are compared with the estimated data for 2004 according to the full IAS/IFRS standards.

Impact of new IAS/IFRS standards on Crédit Agricole S.A.'s consolidated financial statements for 2004 and at 1 January 2005

The impact of the changeover from French GAAP to IAS/IFRS on the 2004 results, on shareholders' equity at 1 January 2004 and 2005 and on the balance sheet at 31 December 2004 and 1 January 2005 is presented and explained in note 3 to the financial statements on page 142 of this document.

Consolidation changes

The Group's scope of consolidation at end-December 2005 comprised 421 subsidiaries and holdings, compared with 412 at end-December 2004. Notes 14 and 4 to the published financial statements present the Group's scope of consolidation and consolidation changes over the year respectively.

The main changes in the scope of consolidation between 2004 and 2005 were a result of:

- Sofinco's acquisition of 100% of CP Leasing in the Czech Republic, consolidated in the Crédit Agricole S.A. Group's accounts as of end-December 2005;



- Sofinco's acquisition of a controlling stake in Credilar, a finance company and former subsidiary of Portuguese bank Millennium bcp, which specialises in "household equipment" finance. The company was consolidated as from the third quarter of 2005, then merged with Credibom;
- Crédit Agricole S.A.'s acquisition of 71% of Serbian bank Meridian Bank A.D. at end-June 2005. The subsidiary has been fully consolidated in Crédit Agricole S.A.'s accounts since the fourth quarter of 2005;
- the increase in Pacifica's stake in Assurances Fédérales IARD to 40%. AF IARD has been consolidated by the equity method since June 2005.

These acquisitions had no material impact on earnings.

- the creation of CACEIS (Crédit Agricole - Caisse d'Epargne Investor Services) on 1 July 2005, combining the securities services business lines of the Crédit Agricole and Caisse d'Epargne groups. Equally held by Crédit Agricole S.A. and CNCEP, CACEIS has been proportionally consolidated in Crédit Agricole S.A.'s accounts since the third quarter of 2005.

  The operations that the Crédit Agricole S.A. Group had spun off into CA-IS (Crédit Agricole Investor Services) and Fastnet were transferred to CACEIS (for some, the legal transfer will occur in 2006). As a consequence, CA-IS and Fastnet are fully consolidated in Crédit Agricole S.A.'s accounts over the first half of 2005, and 50% of the new CACEIS group is consolidated over the second half of the year;
- Crédit Agricole Asset Management's acquisition of 65% of Nextra Investment Management ("Nextra"), a subsidiary of Banca Intesa. As the agreement was not concluded until the very end of the year (22 December 2005), the acquisition of this stake had no impact on Crédit Agricole S.A.'s 2005 consolidated income; only Nextra's balance sheet is proportionally consolidated in the Crédit Agricole S.A. accounts;
- Crédit Agricole S.A.'s sale of 80% of CPR Billets to Tessi, which acquired a majority holding. As a result, only 20% of CPR Billets, which was fully consolidated in 2004, is now consolidated by the equity method in Crédit Agricole S.A.'s accounts;
- Calyon's divestment of 42% of its 51% stake in Banque Libano-Française SAL on 30 July 2004. The earnings from Banque Libano-Française SAL were also consolidated in Crédit Agricole S.A.'s accounts in the first half of 2004;
- lastly, at the very end of 2004, Crédit Agricole S.A. had increased its holding in Eurofactor from 49.1% to 98.2% by acquiring the stake owned by Euler Hermès. As at 31 December 2004, the balance sheet therefore was already fully consolidated in the accounts of Crédit Agricole S.A.; Eurofactor's 2004 earnings, in contrast, were proportionally consolidated in that company's accounts.

Other consolidation changes in 2005 had no material impact on the Group's financial statements. The main changes were the direct consolidation of 23 companies formerly consolidated at the Crédit Lyonnais level, and the merger of companies as part of the Group's reorganisation.

Crédit Agricole S.A. Group results

▶ Economic and financial environment

2005: a shock-resistant world economy

The **US** economy proved resilient to a series of negative shocks in 2005. There was a sharp rise in oil prices (+45% on average between 2004 and 2005), a devastating hurricane season and a steady series of interest rate hikes by the Federal Reserve, taking the Fed funds rate to 4.25% at the end of the year, *versus* 2.25% at end-2004. However, these factors had only a limited impact on growth rates and demand. Economic growth amounted to just over 3.5%, representing a slight slowdown relative to 2004 (4.2%). Inflation accelerated in response to widespread upward pressure on imported commodity prices. However, in a globalised world economy, in which the cost of many goods is being held back by abundant supply from low-cost countries -particularly Asia- there was no upward spiral in wages and prices, unlike during the oil crises of the 1970s. In this context, monetary policy could be gradually tightened without impacting long rates, which remained virtually stable at around 4.3%. Borrowing conditions therefore remained favourable for households and businesses, the two domestic drivers of the US economy. However, significant economic imbalances remain, including low household savings, the budget deficit and the trade deficit. The dollar was the big winner in the currency markets, thanks to the interest rate differential in its favour, increased private investor appetite for US assets and the recycling of Asian surpluses and oil revenues.

Japan returned to centre stage in the international economy in 2005. After 10 to 15 years of weak growth, deflation, the overhauling of bank balance sheets and the restoration of corporate profitability, the Japanese economy has been reinvigorated, with considerable help from the extraordinary effervescence of its Asian neighbours, especially China.

With growth below 1.5%, 2005 was the **eurozone**'s fifth successive year of economic growth below its potential. Moreover, the year was marked by a series of problems concerning Europe's institutions, national governments and industrial relations, which depressed the business climate and consumer confidence. The horizon cleared somewhat in the second half, with companies reacting favourably to the world economy's strong momentum and the fall in the euro against the dollar, with the euro ending the year at $1.18 *versus* $1.36 at end-2004. Corporate investment recovered in most eurozone countries, and the job market outlook picked up. Although it remains very high, unemployment did begin to decline over the summer, helped by various job market reforms in Germany and France. The main recent signs of recovery have come from Germany, where exports are strong and domestic demand is enjoying a nascent recovery. Other countries, such as France and Spain, continued to benefit from buoyant property markets.

Against this backdrop, and given the inflationary risk relating to oil prices, the ECB ended two years of unchanged interest rates in December by raising its refinancing rate from 2% to 2.25%. For most of the year, uncertainty over economic conditions weighed on long rates, which continued the decline started in 2004 and ended the year at around 3.3% (*versus* 3.6% at end-2004). With interest rates remaining low, oil price rises proving relatively innocuous and companies overhauling their finances, eurozone equity markets put in some fine performances.

France achieved economic growth of 1.6% in 2005. After a sluggish first half, activity recovered, mainly on the back of buoyant consumer spending stimulated by a reduced savings rate, increased borrowing and wealth effects generated by the property boom. Corporate spending outside the financial sector also recovered, owing in part to an ongoing improvement in corporate finances. Nevertheless, the job market remained sluggish, with only non-commercial employment showing signs of recovery towards year end. Finally, French exports benefited from the buoyancy of the world economy, the recovery in domestic demand among the country's main trading partners and the weaker euro.

▶ Crédit Agricole S.A. consolidated income statements

In the review of Crédit Agricole S.A.'s consolidated results, changes have been calculated in relation to 2004 figures[1] estimated in accordance with IAS/IFRS as adopted by the European Union for 2005.

Crédit Agricole S.A.'s net income (group share) came to €3,891 million in 2005, showing a gain of 55.6% over 2004. Stripping out the costs related to Crédit Agricole S.A.'s integration of Crédit Lyonnais, net income (group share) stood at €4,042 million, up 41.5% on 2004.

Amidst generally buoyant economic and financial conditions in 2005, the Group benefited from the diversity of its activities, with all the business lines posting strong gains and contributing to earnings growth.

The French retail banking arm undertook major sales and marketing initiatives, introducing a new corporate identity for Crédit Lyonnais, LCL, and adopting a new marketing position for the Regional Banks. In corporate and investment banking, vigorous growth enabled Calyon to strengthen its positions.

The Group stepped up its international expansion efforts, making targeted acquisitions in Europe and the Mediterranean Basin, including Meridian Bank in Serbia, Credilar in Portugal, CP Leasing in the Czech Republic and Nextra in Italy.

Asset management and securities services also saw significant developments in 2005, with the creation of CASAM, capitalising on the expertise and strategic fit between two of Crédit Agricole S.A.'s subsidiaries (Calyon and Crédit Agricole Asset Management), and of CACEIS in partnership with Groupe Caisse d'Epargne.

(1) To facilitate comparisons, the 2004 figures are estimated in accordance with IAS/IFRS, including IAS 32, IAS 39 and IFRS 4. These data have not been audited by the statutory auditors.



SUMMARY PRO FORMA CONSOLIDATED INCOME STATEMENTS

(in millions of euros)	2004 IFRS estimate[1]	2005	2005/2004[1]
Net banking income	**12,107**	**13,693**	**+13.1%**
Operating expenses	(8,579)	(9,166)	+6.8%
Gross operating income (before integration-related costs)	**3,528**	**4,527**	**+28.3%**
Risk-related costs	(575)	(643)	+11.8%
Income from equity affiliates	1,169	1,490	+27.5%
Net gain/(loss) on disposal of other assets	(18)	36	n.s.
Integration-related costs	(552)	(219)	-60.3%
Tax	(754)	(942)	+24.9%
Net income	**2,798**	**4,249**	**+51.9%**
Net income - Group share	**2,501**	**3,891**	**+55.6%**
INCOME BEFORE TAX AND INTEGRATION-RELATED COSTS	4,104	5,410	+31.8%

(1) To make comparisons more meaningful, the 2004 figures have been estimated in accordance with IAS/IFRS, including IAS 32, IAS 39 and IFRS 4. These data have not been audited by the statutory auditors.

Net banking income amounted to €13,693 million, an advance of 13.1% compared with 2004 (and of 12% on a like-for-like basis and at constant exchange rates). Growth was driven by renewed momentum across all business lines resulting from the in-depth reorganisation that followed the integration of Crédit Lyonnais into the Group. Revenues rose sharply on the back of good business levels in retail banking and new sources of growth, including consumer finance and, even more, corporate and investment banking, as well as asset management and insurance. Revenues were also lifted by the Group's strategy of making targeted acquisitions outside France.

Operating expenses over the period were held to €9,166 million, a year-on-year rise of 6.8%, and of 5.7% on a like-for-like basis and at constant exchange rates. This increase was due to growth in each business line, which was partly offset by synergies.

Gross operating income (before integration-related costs) came to €4,527 million, an increase of 28.3% over 2004 and of 26.5% on a like-for-like basis and at constant exchange rates. Productivity improved appreciably, with the cost/income ratio contracting by 4 percentage points from 70.9% in 2004 to 66.9% in 2005.

In a risk environment that remained highly favourable, risk-related costs rose by 11.8% from the 2004 level to €643 million, owing primarily to charges booked to provisions for doubtful loans under IAS ("discounted" cash flow effect).

Doubtful loans amounted to €8.2 billion as of 31 December 2005, as compared with €8.7 billion in 2004, representing 3.1% of gross loans and advances to customers and banks, down from 4.2% in 2004. Provision cover increased to 86.9% (from 84% in 2004), and 67.7% excluding collective provisions.

The contribution of equity affiliates climbed 27.5%, from €1,169 million in 2004 to €1,490 million in 2005, mainly owing to increases in the contribution of the Regional Banks (16.5%) and International retail banking (30.3%), principally due to Banca Intesa.

Non-operating items contributed a gain of €36 million compared with a loss of €18 million in 2004. Pre-tax income before integration-related costs came in at €5,410 million, up 31.8% over 2004. The tax charge increased by 24.9% to €942 million.

After deducting €358 million of minority interests (up 20.5%), net income (group share) increased by 55.6% to €3,891 million, giving ROE of 15.8% for the Group (excluding unrealised gains and integration-related costs). The return on capital allocated to the business lines was 19.6%.

The gross costs related to the tie-up between Crédit Agricole S.A. and Crédit Lyonnais totalled €219 million (€141 million after tax) in the 2005 income statement, a 60.3% decrease on 2004. These costs fund projects designed to achieve synergy benefits (streamlining of properties and IT systems and employee support measures). Now that the integration has been completed, there will be no further charges booked under this heading in 2006.

Synergies of €663 million were generated over the full year, exceeding our target to reduce costs by €620 million.

Results by business line

Crédit Agricole S.A.'s businesses are organised into seven divisions, comprising:

- French retail banking - Crédit Agricole Regional Banks;
- French retail banking - LCL;
- Specialised financial services;
- Asset management, insurance and private banking;
- Corporate and investment banking;
- International retail banking;
- Proprietary asset management and other activities.

The organisation of the Group's business lines is presented on pages 48 to 57 of this Shelf Registration document and described in Note 8 to the financial statements, "Segment reporting".

Between 2004 and 2005, the division of activities among the Group's business lines was modified slightly as part of the internal reorganisations following the integration of Crédit Lyonnais. Several subsidiaries of the International retail banking business line, namely BFCAG, UBAF, Yemen and Egypt, were transferred to Corporate and investment banking and Proprietary asset management and other activities. Also, CPR OnLine was transferred from Asset management to Corporate and investment banking.

The 2004 results from these business lines were restated as a consequence, as was the allocation of capital funds. The impact of these restatements is minimal. They added €0.7 million to gross operating income in Corporate and investment banking (0.06%), €6.1 million in Asset management (0.4%) and €2.2 million in Proprietary asset management and other activities (0.3%), and reduced GOI in International retail banking by €9 million (12.2%).

The private equity business was also transferred to a new business line. This activity, which is conducted through Crédit Agricole Private Equity and IDIA and was formerly part of Corporate and investment banking, was assigned to Proprietary asset management and other activities in 2005.

The key 2004 income statement aggregates for the businesses affected by these reallocations of income and expenses are stated on a consolidation scope comparable to that of 2005.

The earnings of Lukas, which were formerly booked in full by the Specialised financial services business line, were assigned to International retail banking in 2005, as momentum in retail banking continued to build. Only the consumer financing business of the Polish subsidiary has remained part of Specialised financial services.

Allocation of capital

The methods used to allocate capital to each business line and calculate ROE (Return on Equity) have not changed since year-end 2004. The rules are described in Note 8 to the financial statements, "Segment reporting".

RISK-WEIGHTED ASSETS APPLIED FOR CAPITAL ALLOCATION PURPOSES

(in billions of euros)	31/12/2004	31/12/2005
French retail banking	**89.7**	**97.9**
- Regional Banks	52.1	57.1
- LCL	37.6	40.8
Specialised financial services	**35.0**	**38.2**
Asset management, insurance and private banking	**11.4**	**15.3**
Corporate and investment banking	**112.1**	**132.0**
International retail banking	**3.4**	**3.2**



ALLOCATED CAPITAL BY BUSINESS LINE

(in billions of euros)	31/12/2004*	31/12/2005
French retail banking	**5.5**	**6.0**
- Regional Banks	3.3	3.6
- LCL	2.2	2.4
Specialised financial services	**2.1**	**2.3**
Asset management, insurance and private banking	**5.6**	**6.3**
Corporate and investment banking	**6.9**	**8.2**
- Capital markets and investment banking	2.3	2.5
- Financing activities	4.6	5.7
International retail banking	**2.4**	**2.6**
TOTAL CAPITAL ALLOCATED TO BUSINESS LINES	22.5	25.4

** The 2004 capital allocation figures above have been recalculated to factor in the transfer of the private equity business.*

(as a % of total)	31/12/2004	31/12/2005
French retail banking	24.4%	23.6%
Specialised financial services	9.4%	9.1%
Asset management, insurance and private banking	24.8%	25.0%
Corporate and investment banking	30.6%	32.1%
International retail banking	10.8%	10.2%
CAPITAL ALLOCATED TO BUSINESS LINES	100%	100%

For each business line, ROE is calculated by dividing the corresponding net income (before integration-related costs and change in the value of goodwill and after rebilling any equity surplus/deficit) by the amount of capital allocated to the business at year-end.

Review of results by business line

CONTRIBUTION OF EACH BUSINESS LINE TO CRÉDIT AGRICOLE S.A.'S PRE-TAX INCOME (BEFORE INTEGRATION-RELATED COSTS)

(in millions of euros)	31/12/2004	31/12/2005
French retail banking - Regional Banks	730	854
French retail banking - LCL	750	863
Specialised financial services	645	699
(excluding goodwill amortisation)	669	782
Asset management, insurance and private banking	1,389	1,910
Corporate and investment banking	1,155	1,774
International retail banking	379	469
Proprietary asset management and other activities	(943)	(1,159)
TOTAL	4,104	5,410

(1) To facilitate comparisons, the 2004 figures are estimated in accordance with IAS/IFRS, including IAS 32, IAS 39 and IFRS 4. These data have not been audited by the statutory auditors.

1. French retail banking - Regional Banks

The contribution of the **Regional Banks** to Crédit Agricole S.A.'s consolidated net income increased by 16.2% to €778 million.

Crédit Agricole S.A.'s earnings include only 25% of the results of the 40 Regional Banks, which are accounted for by the equity method. Their impact appears exclusively in the «Income from equity affiliates» line.

In a climate of fairly unfavourable interest rates, this performance reflects the vitality of business at the Regional Banks, and their well-contained operating expenses and conservative risk coverage. Operating income rose steadily over the year.

(in millions of euros)	2004	2005	2005/2004
Aggregate net banking income in the individual accounts	11,506	12,181	+5.9%
Restated net banking income*	11,137	11,655	+4.7%
Operating expenses	(6,483)	(6,676)	+2.9%
AGGREGATE GROSS OPERATING INCOME	4,654	4,979	+7.0%
Risk-related costs	(788)	(648)	-17.8%
OPERATING INCOME	3,866	4,331	+12.0%

(€ millions)	2004	2005	2005/2004
Income from equity affiliates	733	854	+16.5%
Net gain/(loss) on disposal of other assets	(3)	-	n.s.
Pre-tax income	730	854	+17.0%
Tax**	(60)	(75)	+25.5%
NET INCOME	670	778	+16.2%

* *Aggregate data of the 40 equity-accounted Regional Banks restated for the dividends received from Crédit Agricole S.A.*

** *Tax impact of dividends received from the Regional Banks.*

In 2005, the aggregate net banking income of the individual Regional Banks combined advanced 5.9% to €12.2 billion (up 4.7% excluding dividends received from Crédit Agricole S.A.). NBI was boosted by a rise of 16.4% in portfolio management revenues and of 8.8% in fee income, primarily on securities (up 21.1%), and on the sale of insurance products (up 9.6%) and banking services and other banking transactions (up 9.1%). The net interest margin widened by 2.4% over the year amidst a climate of fairly unfavourable interest rates. A number of outstanding commercial achievements further bolstered the performance of the Regional Banks, including their active participation in the initial public offerings of SANEF, GDF and EDF, the launch of an innovative offering of property loans, and the roll-out of *L'Autre Carte* and the Bonus Gold Mastercard, among others. The marketing campaign promoting the Regional Banks' new slogan at the end of the third quarter was well received and should fuel a new wave of growth.

On- and off-balance sheet customer deposits outstanding increased by a brisk 7%, or €30 billion year-on-year, to €457.3 billion.

The investment mix shifted slightly towards off-balance sheet products, which grew by 11.1% in 2005 (*versus* a rise of 10.2% in 2004). Under favourable market conditions, securities business showed strong growth, with mutual funds, employee investment funds and property investment funds posting a 13.8% gain (compared with an 8.7% advance in 2004), and equity investments rising by 20.9%. Life insurance remained a vehicle of choice: business in force increased by 11.8% in 2005 after 10.8% in 2004, outpacing the market's expansion of 11% (*Source: FFSA.*).

Bank deposits grew by 3.5%, driven by liquid investments as customers awaited higher-yield investments. Demand deposits increased by 8.3% year-on-year, while time deposits and savings bonds posted an 11.2% gain underpinned by the slight rise in short-term interest rates. Passbook deposits outstanding rose by 8.8% and youth passbook accounts, by 6% -- a respectable showing, albeit below the rates achieved in 2004 (respectively 14.1% and 7.8%) owing to the decline in the regulated rates in August. Deposits in «PEP» popular savings plans continued to decline, falling by €2.4 billion over the year, while those in home purchase savings plans, which have lost some of their appeal, edged up 2.2%.

Growth in the lending business picked up pace in an interest-rate environment favourable to borrowers. New lending at the Regional Banks exceeded €62 billion, up 13.5% on the already high level achieved in 2004, driven by persistently strong demand for mortgage loans (€35 billion excluding refinancings, up 20.5% on 2004), corporate loans (€7.5 billion, up 17%), and small business loans (€5.4 billion, up 14.5%).



Consequently, the Regional Banks saw a vigorous 10.2% increase in gross loans outstanding between 2004 and 2005, exceeding both last year's rise of 8.8% and the market's growth of 8.6% (*Source: Banque de France.*). At year-end, the Regional Banks had a total of €267.6 billion of gross loans outstanding, with gains across all sectors. These included year-on-year increases in outstanding loans of 14.7% to homeowners (*versus* 12.9% in 2004), 10.2% to local governments, 6.1% to consumers (*versus* 5.5% for the market, according to Banque de France), 4.8% to corporate borrowers, 5.1% to farmers and 4.4% to small businesses.

Alongside this growth in lending, bad and doubtful loans as a percentage of the total loan book declined further, finishing the year at 3.0%, down from 3.4% in 2004. Provisioning against bad and doubtful loans remained conservative, however, increasing from 70.2% in 2004 to 74.2% in 2005.

With updated distribution channels and given the increase in staff costs, especially social charges, expenses were held in check, rising by 2.9% on 2004 to €6.7 billion. As a result, gross operating income (adjusted for dividends received from Crédit Agricole S.A.) was up 7% over the year, and the cost/income ratio fell by a further 0.9 percentage point from the 2004 level to 57.3%.

At €648 million, risk-related costs decreased once again from the prior year, falling 17.8% to 16 basis points of gross outstandings. After tax and excluding dividends from Crédit Agricole S.A., aggregate net income at the 40 Regional Banks grew by 7.1% year-on-year to €2,529 million.

Factoring in the transition to IFRS, the integration of subsidiaries' accounts and consolidation adjustments, the contribution of the Regional Banks to Crédit Agricole S.A.'s consolidated income rose by 17% from €730 million in 2004 to €854 million in 2005. The return on capital allocated to this business line was 20.4%.

Overall, the French Retail Banking - Regional Banks business line contributed close to 16% of the Group's pre-tax income before integration-related costs.

2. French retail banking - LCL

French retail banking - LCL again delivered operating income growth of over 10% in 2005. Gross operating income moved up 10.3%, with business proving to be particularly robust in the second half of the year. Bolstered by this strong performance, growth in customer deposits and outstandings accelerated across all customer segments. The launch of the new brand at the end of August 2005 and the accompanying "hard-hitting blitz" campaign further enhanced the attractiveness of LCL, helping to push account openings to a ten-year high. The number of accounts grew 62,000 over the year, or by 1.4%.

(in millions of euros)	2004 IFRS estimate[1]	2005	2005/2004
Net banking income	**3,396**	**3,501**	**+3.1%**
Operating expenses	2,477	(2,487)	+0.4%
Gross operating income	**919**	**1,014**	**+10.3%**
Risk-related costs	(169)	(151)	-11.0%
Pre-tax income	**750**	**863**	**+15.2%**
Tax	(234)	(259)	+10.8%
NET INCOME	**516**	**604**	**+17.1%**

(1) To facilitate comparisons, the 2004 figures are estimated in accordance with IAS/IFRS, including IAS 32, IAS 39 and IFRS 4. These data have not been audited by the statutory auditors.

On- and off-balance sheet customer deposits outstanding increased by 7% (*versus* a rise of 6.1% in 2004) to €126.9 billion.

Bank savings grew by 5.5% to €33.9 billion, mainly fuelled by passbook savings (up 19.1%), demonstrating the success of the Cerise passbook and the "twice as much interest" campaign. However, customer deposits in popular savings plans and home purchase savings plans slipped a further 15% and 3.7% respectively.

Demand deposits rose by 5.9%, underpinned by a sharp increase in new customers.

With premium inflows of €4.5 billion, life insurance remained a popular investment choice. Business in force reached €32.8 billion at end-2005, up 10.3% on 2004.

Mutual fund investments increased by 7.6% to €28.9 billion. LCL's new product ranges were well-received by customers, as evidenced by the success of the Drakkar guaranteed funds and the Egéris profile funds.

Given net outflows resulting from withdrawals by corporate and institutional customers, securities held by customers were up a modest 3% at year-end, at €9.9 billion. LCL achieved good results in placing public offerings with retail investors, capturing a market share in this area that is twice as high as its average market share in savings.

The lending business registered strong growth in 2005, with loans outstanding rising by 10.8% to €53.8 billion at year-end.

This good performance was fuelled in large part by the rebound in mortgage loans that began in the spring and gathered momentum in the fourth quarter. New mortgage loans reached a record high of nearly €11 billion in 2005 (up 43.8% on 2004), boosting total mortgage loans outstanding by 16% over twelve months to €29.9 billion. In a climate of strong demand, LCL took full advantage of its newly-overhauled mortgage-loan distribution process and its new position as a provider well-attuned to its customers' needs and expectations.

Consumer loans outstanding picked up pace in 2005. They rose by 4.6% to €6.7 billion at end-2005, nearing the level of market growth, following targeted marketing campaigns carried out in the fourth quarter.

Outstanding loans to small businesses and middle-market corporate customers grew by 6.1% to €8.1 billion and 4.3% to €9.1 billion respectively on the back of persistently strong gains in new medium- and long-term loans.

Bolstered by this buoyant business, net banking income from LCL moved up 3.1% to €3,501 million. In a climate of historically low interest rates in 2005, the net interest margin widened by only 1% despite a sharp increase in assets under management. The respectable 5.6% gain in fee income was mainly fuelled by the 13.8% increase in fee income on securities and by the continued strength of commissions and fees on life and non-life insurance, which rose by 6.1%. Overall, the contribution of fee income to net banking income, which was already high, advanced by another 0.5 percentage point to 46.5%.

Operating expenses were held well in check, edging up only 0.4% over the year to €2,487 million. Efforts to optimise the use of resources (by combining IT systems, streamlining property management and trimming back on processing and support staff) lowered recurring costs, releasing sufficient savings to finance substantial sales-related investments, including the creation of 30 new branches in 2005 and the launch of the new LCL brand. Owing to this tight rein on operating expenses, the cost/income ratio declined by 1.9 percentage points to 71% at year-end.

Risk-related costs declined by 11% to €151 million despite the 12.8% increase in risk-weighted assets over the year. The ratio of risk-related costs to risk-weighted assets amounted to 37 basis points *versus* 45 basis points in 2004.

Overall, net income increased by 17.1% to €604 million, giving ROE of 24.7%.

3. Specialised financial services

The **Specialised financial services business line,** which encompasses consumer finance, lease financing and factoring, recorded strong growth in 2005, generating net income before integration-related costs of €445 million, up 7% on 2004. Before the change in the value of goodwill, net income totalled €528 million, a rise of 20%.

(in millions of euros)	2004 IFRS estimate[1]	2005	Δ 2005/2004
Net banking income	2,260	2,466	+9.1%
Operating expenses	(1,216)	(1,291)	+6.1%
Gross operating income (before integration-related costs)	1,043	1,175	+12.6%
Risk-related costs	(372)	(398)	+6.9%
Income from equity affiliates	(2)	5	n.s.
Change in the value of goodwill	(24)	(83)	x3.5
Income before tax and integration-related costs	645	699	+8.4%
Tax	(229)	(254)	+11.1%
Net income before integration-related costs	416	445	+6.9%
NET INCOME BEFORE INTEGRATION-RELATED COSTS AND GOODWILL AMORTISATION	440	528	+19.9%

(1) To facilitate comparisons, the 2004 figures are estimated in accordance with IAS/IFRS, including IAS 32, IAS 39 and IFRS 4. These data have not been checked by the statutory auditors.

The Group continued to strengthen its consumer credit and factoring businesses over the year, especially abroad, as part of its targeted expansion strategy.

The year's major event in **factoring** was the merger of Eurofactor and Transfact on 4 October into a company named Eurofactor. The tie-up resulted in the number one factoring company in France and a frontrunner in the European sector. Fully owned by Crédit Agricole S.A., Eurofactor has operations in six European countries: France, Germany, Belgium, Spain, Portugal and the United Kingdom.

At the end of the year, Eurofactor increased its holding in Tunisia's leading factoring company, Tunisie Factoring, from 9.09% to 36.36%.

Receivables factored increased by 11.6% in 2005 to €30.8 billion. The rise was far steeper outside France, at 22%, and the international subsidiaries now account for one third of Group total. Germany was the biggest contributor, accounting for more than half the total international contribution. In France, factoring revenues climbed 7.3%, buoyed by the development of large accounts. NBI advanced 8.1% (excluding changes in consolidation scope) and expenses were tightly controlled, rising by only 2.6%. Net income before integration-related costs grew by 80.6% to €42 million, from €23 million in 2004.

Crédit Agricole S.A. further bolstered its **consumer credit business**, a key component in its development strategy in France and abroad, while international operations were extended to the Czech Republic and strengthened in Portugal.

Companies acquired in 2004 were consolidated during 2005, with the merger of Wafasalaf and Credor, and Credibom's acquisition of Credilar, a company created by Banco Comercial Português to provide "household equipment" finance through intermediaries. Merging these two entities has solidified Sofinco's position as a key player in the Portuguese market.

Sofinco entered the Czech Republic in the fourth quarter, acquiring CP Leasing, a vehicle financing specialist.

Sofinco also scored a number commercial achievements in 2005. Agreements were concluded in Morocco between Wafasalaf and RCI (Renault group), and with Marjane (Auchan group). Ikea and Finconsum forged a partnership in Spain, and a cooperation agreement was signed in Greece between Credicom and Sygelidis group, a Citroën, Skoda and Chrysler-Jeep importer (through a network of 150 points of sale).

In France, Sofinco strengthened its commercial capability across all distribution channels, entering the boat financing market, launching a private label card for major retail chains plus a new banking card combining innovative services with traditional payment features, and rolling out a system enabling merchants to offer financing for products sold online.

Finaref entered into two new partnerships in remote provision of financing, with La Maison de Valérie (LMDV) and Téléshopping.

Overall, business remained robust. The subsidiaries reported new financing of €23.1 billion, up 16.8% on 2004. New business was especially vigorous abroad, climbing 38.4% (34.8% excluding the year's acquisitions), with remarkable performances coming out of Italy (Agos Itafinco, up 45.6%) and Spain (up 37%). In France, new financing rose by 5.7% year-on-year.

At year-end, the consumer credit book exceeded €37 billion, up a steep 17% year-on-year. In France, business conducted in conjunction with the retail networks continued to grow quickly, rising by 23.7% with the Regional Banks to €3 billion, and by 11.4% with LCL to €4.7 billion. Total outstandings reached €24.2 billion. Outstandings at the foreign subsidiaries increased by more than 41%, and accounted for almost 35% of the total at end-2005, compared with less than 29% a year earlier.

Third-party and joint venture outstandings grew by a strong 55.9%. In Italy, momentum at Agos gathered additional pace, with Agos expanding its partnerships with Carrefour (initially signed in 2004) and Banca Intesa, joint shareholder of the company.

Net banking income in this business rose by 10.4% (adjusted for the change in scope, after Lukas' 2005 results were split between consumer finance and International retail banking). Most of the increase can be ascribed to two factors: organic growth of 6.9%, driven by a steep rise in volumes and achieved despite a fiercely competitive environment that squeezed margins, and acquisitions (up 1.5%).

Operating expenses rose by 6.3% (excluding the reallocation of a portion of Lukas' results), reflecting business growth and marketing investments, including advertising campaigns, internet costs and the adaptation of IT systems (4.4%), and newly consolidated acquisitions (1.3%). In all, the business line's GOI before integration-related costs rose by 14.6% (like-for-like) to €1,036 million. Net income before integration-related costs and goodwill amortisation moved up 22.2% to €460 million.

In the **lease finance business**, after a year devoted to consolidation following the merger of Ucabail, Lixxbail and CBIF, new financing volumes at Crédit Agricole Leasing grew to €3.8 billion in 2005, driven mainly by equipment leasing (up 9%) and public sector financing (up 14%). Outstandings remained virtually unchanged at €11.8 billion at end-2005.

Crédit Agricole Leasing launched a major effort to simplify its organisation by reducing the number of companies in the Group from 23 to 8 and streamlining its IT and accounting systems. Three initiatives were implemented in the fourth quarter of 2005.

Outstandings at EFL in Poland edged up 1.7% over the year to €663 million. Growth of 19.5% in the equipment leasing segment offset the 2.9% decline in new financing for vehicles following Poland's entry into the European Union, which resulted in massive imports of used vehicles.

The lease finance business reported net income (before the change in the value of goodwill and integration-related costs) of €33 million, down almost €14 million on 2004.

Overall, the business line's NBI came to €2,466 million in 2005, an increase of 9.1% on 2004 (and of 8.3% excluding the impact of the new allocation of Lukas' results, the full integration of Eurofactor and the disposal of Réunibail and Réuniroute in 2004). The increase was primarily driven by organic growth of 4.7%.

Owing to business growth in both France and abroad, operating expenses were up 6.1% (5.4% on a like-for-like basis). The business line recorded gross operating income before integration-related costs of €1,175 million, up 12.6% year-on-year (and 11.6% on a like-for-like basis).

Risk-related costs moved up 6.9% to €398 million, mainly reflecting provisions that were booked against doubtful loans in accordance with IFRS.

Net income before the change in the value of goodwill and integration-related costs advanced 20% to €528 million over the year. Factoring in goodwill amortisation, it amounted to €445 million (up 6.9%). ROE was 22.5%.

4. Asset management, insurance and private banking

In 2005, the Asset management, insurance and private banking business line delivered excellent financial and commercial performances during a period of consolidating and streamlining the businesses of subsidiaries that were merged following the integration of Crédit Lyonnais. Key events included the merger between Predica and Union des Assurances Fédérales (UAF) and the creation of Predica Europe, the mergers of CAELS and CLEE to form CREELIA on 1 January 2005 and of Uniger and CLAM Immobilier to form CAAM Immobilier on 1 July, and the tie-up of the private banking businesses in Switzerland and Luxembourg.

2005 was also a year of intense activity and important operational developments, including the creation of CASAM and CACEIS, the acquisition of a stake in Nextra, and the creation of Fund Channel in Luxembourg. Together, these endeavours have secured the Group leading positions in several business areas.

In addition, under the agreement with Intesa, CAAM will sell 35% of its Italian subsidiary CAAM Sgr to Intesa in 2006, then merge the subsidiary with Nextra, subject to approval by the regulatory authorities.



(in millions of euros)	2004 IFRS estimate[1]	2005	2005/2004
Net banking income	**2,749**	**3,333**	**+21.3%**
Operating expenses	(1,355)	(1,465)	+8.1%
Gross operating income (before integration-related costs)	**1,394**	**1,868**	**+34.0%**
Risk-related costs	(9)	19	n.s.
Income from equity affiliates	13	28	x2.2
Net gain/(loss) on disposal of other assets (including goodwill amortisation)	(9)	(5)	-40.7%
Income before tax and integration-related costs	**1,389**	**1,910**	**+37.5%**
Tax	(430)	(646)	+50.0%
NET INCOME BEFORE INTEGRATION-RELATED COSTS	959	1,264	+31.8%

(1) To facilitate comparisons, the 2004 figures are estimated in accordance with IAS/IFRS, including IAS 32, IAS 39 and IFRS 4. These data have not been audited by the statutory auditors.

The business line reported net income before integration-related costs of €1,264 million, up a sharp 31.8%, and contributed more than 35% of the Group's pre-tax income.

Total assets under management in this business line increased by 38.3% to close the year at €562.7 billion (excluding double counting). The gain was fuelled by strong new inflows in asset management and life insurance coupled with the strength of the markets and the acquisition of Nextra.

Total assets under management in **asset management** (which encompasses CAAM Group and BFT) amounted to €491.2 billion at year-end, up 41.5% year-on-year including the acquisition of a 65% stake in Nextra. On the basis of unchanged scope and valuation methods, the rise was still 22%, meaning a gain of €76.2 billion over the year. This growth was driven by net new inflows of more than €35 billion over the year, and the strength of the markets in both equities (the CAC 40 was up 23.4%) and fixed-income products.

Mutual fund offerings were streamlined following the merger between CAAM and CLAM in 2005, amidst ongoing efforts to innovate and enrich the range of new funds (Egéris, Atout Vivactions, Atout Moderactions...), absolute return funds (CAAM Dynarbitrage, Dynamo), structured products (Protein', Biathlon, Magnesium, Acti PEA, Selecta) and others.

The asset management business line solidified its multi-disciplinary expertise ("core/core plus" management, quantitative investment, alternative multi-manager investment, absolute return, employee savings, property, etc.), particularly with last September's creation of Crédit Agricole Structured Asset Management (CASAM). Combining the expertise of CAAM and Calyon, CASAM will develop structured investment products, alternative discretionary mandates and Exchange Traded Funds (ETF) for the Group's networks and distribution units abroad and for its institutional customers. From the outset, CASAM has been a major player, with more than €33 billion of assets under management through 430 funds.

Outside France, in addition to acquiring a controlling stake in Nextra Investment Management Sgr (Nextra) at year-end, the Group delivered good commercial performances, especially in Japan and Europe. The international subsidiaries accounted for almost 50% (excluding Nextra) of net new inflows in 2005. Overall, new inflows outside France represented more than 22% of assets under management at year-end (including 65% of Nextra, €63 billion), up from 9% in 2004. The contribution of international business to financial performance also increased substantially in 2005.

The business line's gross operating income (before integration-related costs) grew by 34% to €686 million. Net banking income was €1,213 million, up 24.4%, and operating expenses came to €527 million, up 13.9%.

In financial services to issuers, the highlight of the year was the creation of Crédit Agricole - Caisse d'Epargne Investor Services (CACEIS) on 1 July, bolstering the Group's positions in the securities services business. CACEIS is 50/50 owned by Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne. It brings together the securities services business lines of the two groups' respective subsidiaries (CA-IS and IXIS IS) to create a major European player dedicated to depositary, institutional custody, fund administration and corporate trust services. CACEIS is proportionally consolidated (at 50%) in Crédit Agricole S.A.'s financial statements in the second half of 2005, while Crédit Agricole S.A. subsidiaries CA-IS and Fastnet were 100% consolidated over the full year 2004 and in the first half of 2005.

A wealth of innovative products and services was developed in 2005, including the launch of a European support platform for cross-border distribution of mutual funds. With €1,544 billion of assets in custody for institutional customers at year end (up 16% year-on-year), CACEIS is the leader in France.

The businesses will be further integrated in 2006, with plans to combine issuer services under CACEIS CT, fund administration activities under CACEIS Fastnet and depositary services under CACEIS Bank.

In private banking, efforts to merge the international private banking units of Crédit Lyonnais and Crédit Agricole over the last two years were completed in 2005. The legal, organisational and IT merger of Crédit Agricole Indosuez (Suisse) and Crédit Lyonnais Suisse resulted in the creation on 19 March of Crédit Agricole Suisse S.A., the third-largest foreign bank in Switzerland.

In Luxembourg, Crédit Agricole Indosuez Luxembourg and Crédit Lyonnais Luxembourg merged on 1 July to form Crédit Agricole Luxembourg, which now operates under the name Crédit Agricole Luxembourg Private Bank. In the fourth quarter, Crédit Agricole Luxembourg Private Bank acquired the private banking business of Banque Colbert (Luxembourg) S.A. in a joint operation with CACEIS.

With the merger process complete, the Group's private banking business is now conducted under the name Crédit Agricole Private Bank. The Group's position has been strengthened in the main private banking markets, and pooling the units' resources will maximise synergies.

At year end, assets under management at the private banking companies totalled €79.5 billion, including €28.8 billion in France and €50.7 billion abroad (of which €29 billion in Switzerland, €10 billion in Luxembourg and €8.3 billion in Monaco).

Of the €11.7 billion increase in private wealth under management (17.3%), €2.3 billion stemmed from a change in consolidation scope and from adjustments required to apply consistent valuation methods for assets under management at the restructured international companies. Another €8 billion came from the upturn in the financial markets and €1.4 billion from the positive trend in net new inflows. In France, business grew briskly, bolstered by closer cooperation among the Regional Banks, BGPI and the business lines, pushing assets under management at BPGI up to €14.5 billion. Outside France, the range of products and services was adapted to comply with the new European tax regulations. In addition, a sophisticated and competitive private banking logistics platform is being rolled out.

Gross operating income in private banking (before integration-related costs) climbed by a sharp 43.3% to €121 million, buoyed by a positive scissor effect: net banking income advanced 7.7% to €514 million while operating expenses remained unchanged at €393 million.

Business momentum remained strong in **life insurance** amidst buoyant conditions for pension plans and provident schemes.

Premium income totalled €18.9 billion (excluding policy renewals), up 15.9% on 2004, supported by maturing 'PEP' popular savings plans, low returns on alternative investments and the upturn in stock markets. Excellent commercial performances were recorded across all product ranges and distribution channels (Regional Banks, LCL, BGPI, Médicale de France and UAF Patrimoine). Standard products again accounted for the vast majority (81%) of premium income, although unit-linked policies grew by 36% over the year, amassing €2.3 billion in new inflows fuelled by the success of opportunity funds and multi-fund investment contracts.

146,000 new personal pension plans (PERPs) were sold in 2005, bringing the total to 585,000 policies in force.

Overall, business in force grew by 11.2% to €144.3 billion, reinforcing Predica's number two ranking in life insurance in France, with a market share of 15.3%.

Predica also expanded its international footprint, merging the two Luxembourg-based companies controlled by Predica since its tie-up with Union des Assurances Fédérales (UAF) to create Predica Europe at the end of 2005. The new company, which ranks among the top insurers in Luxembourg, reported premium income of €130 million.

The merger between Predica and UAF came to completion in 2005 with the creation of a single IT and administration platform, enabling us to meet our synergy targets.

In property and casualty insurance, Pacifica acquired a 40% stake in Les Assurances Fédérales IARD in May. AF IARD has been consolidated by the equity method in the Group's financial statements since June 2005.

Business remained robust at Pacifica and Finaref in 2005, further solidifying the Group's ranking as the second largest property and casualty insurer in France. Combined premium income for the two companies reached €1,163 million, a rise of 16.7% on 2004, in a market in which annual growth slowed to 2.5% (*Source: La Tribune de l'assurance*.).

This growth reflects strong business volumes in all segments, including increases of 85% in farming and small business insurance, 26% in personal accident and health insurance, 13% in comprehensive household insurance, 9% in car insurance and 13.2% in banking-related insurance products.

The claims ratio remained in check: at year-end, the combined ratio for the property and casualty business (*i.e.* the cost of claims as a



percentage of premium payments, including administration fees and commissions paid to distributors) improved to 93.4%.

Amassing more than a million new policies in 2005, Pacifica had over 4.7 million policies in force at year end (excluding banking-related insurance products), up 14.2% year-on-year. Finaref sold nearly 960,000 new policies, 13% more than in 2004.

The insurance business reported NBI of €1,353 million, up a steep 28%, and administration fees of €287 million, up 14.8%, leading to a 32.1% gain in gross operating income (before integration-related costs) to €1,066 million.

Overall, NBI in the Asset management, insurance and private banking business line advanced 21.3% over the year to €3,333 million, driven mainly by robust growth in insurance (in which NBI rose by 28%), the strong 24.4% increase in asset management revenues and the positive change in value under IFRS.

Operating expenses in the business line increased by 8.1% to €1,465 million, reflecting the rise in taxes and the creation of CASAM.

Gross operating income (before integration-related costs) grew by a substantial 34% to €1,868 million and the cost/income ratio improved appreciably, contracting by 5 points to 44%.

Net income in the business line reflects a net reversal of risk-related costs of €18.6 million, compared with a charge of €8.7 million in 2004.

Improved results at the Portuguese insurance subsidiaries boosted the results of the equity affiliates, which increased from €12.9 million in 2004 to €28 million in 2005.

Net income before goodwill amortisation and integration-related costs totalled €1,267 million, up 31% on 2004, and the return on capital allocated to this business line was 20.1%.

5. Corporate and investment banking*

In **Corporate and investment banking**, 2005 was a year of powerful growth across all business areas. Net banking income totalled €4,456 million, up 20% on 2004.

(in millions of euros)	2004 IFRS estimate[1]	2005	2005/2004
Net banking income	**3,715**	**4,456**	**+19.9%**
Operating expenses	(2,652)	(2,813)	+6.1%
Gross operating income (before integration-related costs)	**1,063**	**1,643**	**+54.5%**
Risk-related costs	43	(3)	n.s.
Income from equity affiliates	74	120	+62.0%
Net gain/(loss) on disposal of other assets	(25)	14	n.s.
Income before tax and integration-related costs	**1,155**	**1,774**	**+53.5%**
Tax	(277)	(398)	+43.7%
NET INCOME BEFORE INTEGRATION-RELATED COSTS	878	1,376	+56.6%

(1) To facilitate comparisons, the 2004 figures are estimated in accordance with IAS/IFRS, including IAS 32, IAS 39 and IFRS 4. These data have not been audited by the statutory auditors.

* The private equity business, formerly presented under this business line, is now part of Proprietary asset management and other activities. The 2004 data have been restated as a result.

Revenues rose sharply both in the capital markets and investment banking business (26%) and in financing (13%). The business mix improved in line with the targets laid out in the development plan. Calyon now boasts a complete business portfolio comprising more than 20 product lines, each of which enjoys critical mass in its market.

Operating expenses increased by a very moderate 6.1%, helping to lower the business line's cost/income ratio by more than 8 points to 63.1%. Gross operating income (before integration-related costs) grew a robust 55% over the year.

Net income before integration-related costs advanced 56.6% to €1,376 million, and the return on capital allocated to this business line improved by 4.3 points to 17% (on a like-for-like basis and on comparable methods).

Buoyed by these performances, Calyon solidified its European and global positions in many businesses, including its world rankings of No. 2 in aircraft finance and No. 4 in project finance, and its position as European leader in equity origination, among others.

The financing activities contributed €923 million to Group income (before tax and integration-related costs), an increase of 37.8% year-on-year.

This excellent performance reflects a material improvement in operational efficiency in this business, in which the cost/income ratio contracted by almost 10 points to a highly competitive 43.5%.

Some of this improvement can be ascribed to the nearly 8% decline in the cost base on a like-for-like basis and at constant exchange rates, translating the full year impact of efforts to streamline operations in France and abroad since Calyon was founded.

It was also underpinned by a strong sales trend that boosted revenues by 12.6% (on a like-for-like basis and at constant exchange rates) to €1,873 million.

In an economic environment that was dynamic overall (although margins were under considerable pressure), the financing business proved its ability to make the most of opportunities and to arrange large-scale deals, as evidenced by its ascent through the rankings in many business sectors.

Revenues increased in all the structured finance activities, rising by 16.5%, with the biggest gains coming in international trade finance, project finance and acquisition finance. Syndication business was buoyed by strong deal volumes that topped the already high level of 2004. NBI in commercial banking also increased, albeit more moderately, reflecting the Group's policy of allocating capital to high value-added businesses as a priority.

Risk-related costs remained very low, resulting in a net reversal of €2 million over the year.

The contribution of **capital markets and investment banking** to Group income (before tax and integration-related costs) more than doubled relative to the 2004 level, reaching €453 million.

The business line generated net banking income of €2,583 million, a rise of 25.6% on 2004, following regular quarterly increases throughout the year.

While these very good numbers were achieved in generally buoyant market conditions, they reflect, above all, the strategic and organisational decisions taken in 2005 for the capital markets business.

In this business, equity derivatives continued their advance, with revenues more than doubling, commodities business showed promising growth (rising by a factor of 4.8), the securitisation activities delivered excellent commercial performances (up 43%) and fixed-income derivatives registered strong gains.

2005 was also a good year in brokerage for both the equities business of CA Cheuvreux and CLSA and Calyon Financial's options and futures business. These activities, which consume little capital, generate strong profitability. They accounted for a third of the revenues in capital markets and investment banking in 2005, and their gross operating income doubled from its 2004 level (excluding the capital gain on Euronext in 2004).

A number of sizeable mandates were won in investment banking, including Suez, EDF, GDF and Metrovacesa/Gecina, in addition to several deals comprising an international component.

Operating expenses increased by 12.9% to €1,998 million. A tight rein on fixed costs provided the leeway to make targeted investments in Calyon's strategic areas of focus, including optimising the IT and risk systems of the international network and capital market operations, and strengthening the company's front-office teams in growing businesses, such as equity derivatives and brokerage.

As a consequence, gross operating income (before integration-related costs) doubled from the 2004 level to €585 million, and the cost/income ratio decreased by almost 9 points to 77.4%.

6. International retail banking

(in millions of euros)	2004 IFRS estimate[1]	2005	Δ 2005/2004
Net banking income	**276**	**317**	**+15.2%**
Operating expenses	(219)	(267)	+22.1%
Gross operating income	**57**	**50**	**-11.2%**
Risk-related costs	(22)	(33)	+48.6%
Income from equity affiliates	347	452	+30.3%
Change in the value of goodwill	(3)	-	-
Pre-tax income	**379**	**469**	**+24.0%**
Tax	(14)	(8)	-46.2%
NET INCOME	365	461	+26.8%

(1) To facilitate comparisons, the 2004 figures are estimated in accordance with IAS/IFRS, including IAS 32, IAS 39 and IFRS 4. These data have not been audited by the statutory auditors.

International retail banking was reconfigured early in the year, and a number of subsidiaries (mainly BFCAG, UBAF, Yemen and Egypt) were transferred to other business lines (Corporate and investment banking and Proprietary asset management and other activities). International retail banking now essentially comprises the African entities that were formerly subsidiaries of Crédit Lyonnais and foreign affiliates in the retail banking sector. The 2004 figures have been restated to reflect these changes.

Conversely, a portion of Lukas' results (previously booked in full by Specialised financial services) were brought into the business line in 2005, owing to momentum gains in Lukas' retail banking activity. Only the consumer credit business of the Polish subsidiary remains part of Specialised financial services.

The scope of the business line was reduced by the partial disposal of Calyon's holding in Banque Libano-Française SAL, which has not been consolidated since 1 July 2004.

It was extended, in contrast, with the acquisition of Serbian bank Méridian Bank A.D., which has been fully consolidated in Crédit Agricole S.A.'s financial statements since the fourth quarter of 2005. The acquisition had a negligible impact on the 2005 results.

The business line's contribution to Group net income increased markedly, mainly owing to robust growth in income from equity affiliates, which expanded 30.3% year-on-year to €452 million. The contribution from Banca Intesa was up a sharp 24% (€378 million *versus* €304 million in 2004), reflecting a significant jump in operating profitability in the Italian banking business and the growing weight of foreign operations, especially in Eastern Europe.

The contribution of Banco Espirito Santo improved materially, reaching €60 million in 2005.

The 9.1% rise in net banking income on a like-for-like basis was offset by significant staff investments to support expansion of the Group's international businesses. As a consequence, the increase was not reflected in gross operating income, which declined by 0.6% on a like-for-like basis. This slight deterioration masks a hefty increase in the contribution of the African networks (€97 million, up 43.8%), mainly Crédit du Maroc. The African subsidiaries also delivered an excellent operating performance, generating €77 million of operating income, up 80.8% on 2004.

Overall, the business line reported net income of €461 million, an advance of 26.8% on 2004, giving ROE of 18.3%.

Meridian Bank A.D., in which Crédit Agricole S.A. acquired a majority stake in mid-2005, has demonstrated its ability to capitalise on the buoyancy of the Serbian market, tripling its customer deposits over the year. The company is a major player in retail banking, catering chiefly to personal and middle-market corporate customers, and intends to enter the insurance, leasing and consumer credit markets through specialised entities.

7. Proprietary asset management and other activities

(in millions of euros)	2004 IFRS estimate[1]	2005	Δ 2005/2004
Net banking income	**(288)**	**(380)**	**+31.9%**
Operating expenses	(659)	(843)	+27.6%
Gross operating income (before integration-related costs)	**(947)**	**(1,223)**	**+29.0%**
Risk-related costs	(46)	(77)	+68.4%
Income from equity affiliates	4	31	x7.1
Net gain/(loss) on disposal of other assets (including goodwill amortisation)	46	110	x2.4
Income before tax and integration-related costs	**(943)**	**(1,159)**	**+22.8%**
Tax	294	631	x2.1
NET INCOME BEFORE INTEGRATION-RELATED COSTS	**(649)**	**(528)**	**-18.6%**

(1) To facilitate comparisons, the 2004 figures are estimated in accordance with IAS/IFRS, including IAS 32, IAS 39 and IFRS 4. These data have not been audited by the statutory auditors.

The contribution of this business line to Group net income before integration-related costs increased from a loss of €649 million in 2004 to a loss of €528 million in 2005.

The private equity business, formerly part of Corporate and investment banking, has been assigned to Proprietary asset management and other activities. The 2004 figures have been restated to reflect the change, and under IFRS, this business is booked at market value.

Since the private equity franchise was reorganised into three business divisions, including private equity (direct investment in unlisted companies) through Crédit Agricole Private Equity, agricapital for the agriculture and agrifoods sectors through IDIA, and midcap mergers and acquisitions through Sodica, this business line manages some €2 billion of funds. 2005 marked an important step on the investment front, with several projects launched over the year.

The private equity business generated €91 million of net banking income, comprised of management fees and net gains on the portfolio of assets at fair value. After a net reversal of €4 million in risk-related costs, the business line contributed a positive €60 million in 2005, as compared with a negative contribution of €55 million in 2004.

Excluding the private equity activities, net banking income from the business line's 'refinancing and ALM' operations declined by €200 million between 2005 and 2004, at €395 million.

A fall of €125 million in the margin on interest-rate risk matching (mainly reflecting the fact that hedges were renewed at rates below those that prevailed at their inception, given the downward trend in European interest rates) and a €65 million negative impact from the reclassification of hedging derivatives as trading instruments under IFRS, account for most of the remaining €200 million decrease in NBI.

The increase in operating expenses is a result of the Group's restructuring of the central support functions of Crédit Agricole S.A. following the acquisition of Crédit Lyonnais.

Net income from other assets came to €110 million, and incorporates the €92 million gain on the creation of CACEIS.

Crédit Agricole S.A. consolidated balance sheet

At 31 December 2005, Crédit Agricole S.A. Group's total assets rose above the €1,000 billion mark to €1,061 billion, from €933 billion a year earlier. This represents an increase of €128 billion, or 13.7%, over the year-end 2004 total estimated on constant accounting standards (*i.e.* applying IAS 32, IAS 39 and IFRS 4).

The net effect of changes in consolidation scope in 2005 had no material impact on total balance sheet assets, accounting for 0.5% of their growth. The first-time consolidation of Nextra, CP Leasing and Meridian Bank together with the change in consolidation method for Eurofactor, increased total assets by €2.8 billion, while the change in consolidation method for CPR Billets and the CACEIS subsidiaries reduced total assets by €2.1 billion. The rise in the principal currencies against the euro in 2005 (USD up 13%, JPY down 0.5%, GBP up 3%) increased total balance sheet assets by 1.3%.

On a like-for-like basis and at constant exchange rates, total assets were up almost €116 billion, a rise of 12.4% year-on-year.

This increase was fuelled by the Group's commercial growth and substantial gains in repo activity as part of Calyon's trading and arbitrage businesses. The weight of repo business relative to the Group's total assets (more than 10%) and its strong advance over the year (up €50.6 billion, or 82.6%) came from growth in trading and arbitrage, which are heavy users of this type of financial instrument. The repo business is mainly focused in Paris, which accounted for 83% of securities bought under repurchase agreements.

Assets

The main items on the asset side of the balance sheet consist of financial assets at market value through profit or loss (32%), loans and advances to customers and banks (42%), and available-for-sale financial assets (14%), all of which contributed to growth in balance sheet assets.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss amounted to €339.5 billion. Most of the portfolio (94%) consists of securities for which the classification as financial assets at fair value through profit or loss results from a genuine intent to trade, primarily securities bought under repurchase agreements (€87.5 billion), trading securities in the form of shares and other variable-income securities (€43.8 billion), or bonds and other fixed-income securities (€43.2 billion), as well as derivative financial instruments held for trading (€114.6 billion). This category also comprises securities (6%) that are classified as financial assets at fair value through profit or loss as a result of an option taken by the Group; the majority of these (€18.9 billion) are assets backing unit-linked policies, of which the 21% growth relative to 2004 was driven by the strength of new inflows on these products.

Financial instruments at market value through profit or loss increased by 18% year-on-year, in step with both the performance of the financial markets and growth in the Group's business. The increase stemmed from a rise of 7.9% in derivative financial instruments held for trading (mainly interest-rate), of 3.7% in trading securities in the form of shares and bonds, and of 68.2% in securities bought under repurchase agreements as part of Calyon's trading and arbitrage businesses. The year-on-year increase of almost 21% in financial assets designated as at market value through profit or loss mainly concerns unit-linked insurance policies, the €3.3 billion rise in which reflects valuation effects and also the strength of new inflows on these products.

Loans and advances to customers and banks

This category includes unlisted financial assets with fixed or determinable payments, net of impairment provisions. Total outstandings came to €446.5 billion, a significant increase of 19.4% (€72.6 billion) on 2004.

Customer loans outstanding (including lease finance operations) amounted to €187.6 billion at year-end. In a climate of strong demand for credit (from personal customers and middle-market corporate customers in particular), net outstandings increased by almost €24 billion over the year (up 14.6%), translating the buoyancy of Sofinco's business in consumer credit and of Crédit Lyonnais' retail banking business. The growth also reflects Calyon's strong commercial performance in Corporate and investment banking, in which international commitments remained predominant (accounting for more than two thirds of the total). Customer business in retail banking abroad also increased (by €2.1 billion), in line with the Group's strategic development plan.

Most of the rise in loans and advances to customers were in "Other loans and advances to customers", which grew by €22.8 billion, and bills discounted (up €1.3 billion), while current accounts in debit declined very slightly to €9.7 billion. In an environment of low risk, provisions against impairment of customer loans decreased by

3.4% on 2004 to €7.3 billion. They include €1.6 billion of collective provisions.

Loans and advances to banks came to €259 billion at year-end, up a sharp 23.1% (or €48.7 billion) over the year. Of this amount, €190.3 billion was from Group internal transactions, which comprise time accounts and advances from Crédit Agricole S.A. to the Regional Banks. The components of this item reflect the financial mechanisms between Crédit Agricole S.A. and the Regional Banks. Its strong increase of 11.6% in 2005 (€19.8 billion) mirrors the growth in the Regional Banks' lending activity.

Amounts due from banks outside the Group grew by 72.8% (€29 billion) over the year to €68.6 billion. The bulk of the gain was in two items: loans and advances (up €12.7 billion) and securities bought under repurchase agreements, which advanced by €15.1 billion over the year, bolstered by the growth in Calyon's business.

Available-for-sale financial instruments

Available-for-sale financial instruments increased by €9.2 billion to a total of €144.3 billion in 2005. These include bonds, shares, and treasury bills and similar items, which can neither be booked as financial assets at market value through profit or loss nor held to maturity, and are marked to market at year end. €2.1 billion of provisions were booked against impairment of available-for-sale securities and receivables. Net unrealised gains on available-for-sale financial assets came to €2.6 billion.

Held-to-maturity financial assets

This category encompasses securities with fixed or determinable payments that the Group intends and has the capacity to hold until maturity. They are recognised at amortised cost using the effective interest method. The amount remained relatively unchanged over the year, totalling €19.8 billion at year-end 2005 compared with €19 billion in 2004 (up 4.2%).

Goodwill rose by €737 million to €14.1 billion, due to additional investments made over the year (chiefly Nextra and CACEIS).

Liabilities

Liabilities mainly comprise financial liabilities at fair value through profit or loss (23%), amounts due to customers and banks (41%), debt represented by a security (9%) and insurance company technical reserves (15%), which together account for more than 90% of the Group's liabilities excluding shareholders' equity.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss amounted to €243.4 billion. This category is composed exclusively of debt instruments that are measured at market value at year-end through profit or loss, as the Crédit Agricole S.A. Group does not use the fair value option on financial liabilities. They include derivative financial instruments held for trading (€114.5 billion), securities sold under repurchase agreements (€81.3 billion), securities sold short (€28.5 billion) and debt represented by a security (€19 billion).

Trading securities increased by almost 20% (or €40.2 billion) over the year, owing mainly to gains in repo business (up 32%), debt represented by a security (which rose by a factor of 2.2 from €8.5 billion in 2004 to €19.1 billion in 2005), and derivative financial instruments held for trading (up 6.8%), especially interest-rate derivatives. The rise was also due to valuation effects.

Amounts due to customers and banks

Amounts due to customers and banks came close to €433 billion, an increase of €45.5 billion over the year (up 11.7% on 2004). Amounts due to banks, which chiefly consist of Crédit Agricole Group internal transactions, rose by more than €25 billion (up 28%). Most of this increase was in deposits (up 23.7%, or €14.3 billion) and securities sold under repurchase agreements (up €9.1 billion, a factor of 2.2).

Amounts due to customers totalled €318.4 billion at year-end. The increase of €20.4 billion (or 6.9%) reflects growth in bank deposits at the entities of Crédit Agricole S.A. Group both in France and abroad. Because of Crédit Agricole Group's internal financial mechanisms, savings deposits at the Regional Banks (passbook accounts, home purchase savings schemes, savings bonds and time accounts, "PEP" popular savings plans...) are centralised on the balance sheet of Crédit Agricole S.A. They came to more than €166 billion. The increase in amounts due to customers can be ascribed to gains of 14.1% in current accounts in credit (to €54.3 billion) and of more than €9.2 billion in special savings schemes (to €197.7 billion), fuelled by healthy savings deposits in retail banking in France (LCL and the Regional Banks). Securities sold under repurchase agreements advanced by 32.8% to €7.8 billion, and other amounts due to customers (time deposits, savings certificates...), by 5.6% to €56.1 billion. An analysis by geographic region highlights the Group's growth abroad: amounts due to foreign customers represented 21% of the total in 2005, *versus* less than 16% a year earlier.

Debt represented by a security

Debt represented by a security grew by €5.1 billion to €98.1 billion at year-end. Due to interest rate levels, the Group increased its reliance on the capital markets, issuing €6.1 billion of negotiable debt instruments while reducing its outstanding bonds by €613 million to €20.7 billion.

Insurance company technical reserves

Insurance company technical reserves increased by €20.7 billion (or 14.6%) to €162.5 billion on the back of business growth at Predica and Pacifica, the Group's life- and non-life insurance subsidiaries. Insurance liabilities were evaluated under French GAAP, in compliance with international regulations at year-end.

Capital funds

Shareholders' equity (group share) of Crédit Agricole S.A. Group, including income for the period and before payment of the 2005 dividend, grew by 17.8%, or €4.6 billion, to €30.7 billion in 2005. The main contributors to this advance were the income generated over the period (€3,891 million) and the employee share offering of 26 August 2005 (€395 million including the issue premium).

Other contributors include higher unrealised gains on available-for-sale securities (€805 million), which are included in shareholders' equity, and the positive impact of these same factors on equity affiliates' shareholders' equity (€270 million). These effects were partly offset by €809 million in dividend payouts for 2004 (after deducting dividends received by the Regional Banks and subsidiaries).

Including minority interests and subordinated debt, **gross capital funds** amounted to €56.2 billion, a rise of €7.5 billion over 2004 that essentially reflects the increase in shareholders' equity and the net issue of perpetual subordinated notes (€2.4 billion).

▶ Prudential ratios

Crédit Agricole S.A. Group international solvency ratio

In accordance with regulations, the Crédit Agricole Group and Crédit Agricole S.A. Group have calculated their international solvency ratio on a half-yearly basis, since Crédit Agricole S.A. was listed on the stock market on 14 December 2001.

This calculation is shown in the table below, which details the risks measured in credit risk equivalents (after counterparty weighting) and the regulatory capital levels calculated in accordance with BIS recommendations at the dates indicated.

(in billions of euros)	31/12/2004 Published French GAAP	31/12/2005 IAS
Risks		
Credit risk	195.0	224.7
Market risk	20.6	23.8
- Interest rate risk	14.3	18.5
- Equity risk	2.4	0.3
- Foreign exchange risk	1.5	1.4
- Commodity risk	0.0	0.0
- Risks calculated by internal model	2.4	3.6
TOTAL WEIGHTED RISKS (DENOMINATOR)	**215.6**	**248.5**
Available capital		
Tier 1	17.6	20.7
Tier 2	14.2	16.5
Tier 3	1.2	0.7
Deductions	(14.5)	(16.8)
TOTAL AVAILABLE CAPITAL	**18.5**	**21.1**
Tier 1 solvency ratio	**8.0%**	**8.2%**
Total solvency ratio	**8.6%**	**8.5%**

At year-end 2005, the total solvency ratio was 8.5%, compared with 8.6% in 2004 estimated under international accounting standards. The Tier 1 solvency ratio was 8.2% (8.0% under French GAAP).

Changes in the various components of this ratio are analysed below:

- weighted assets increased by €32.9 billion (15.3%) to €248.5 billion at year-end, essentially due to the 12.2% rise in weighted risks in Corporate and investment banking (excluding the dollar effect);
- tier 1 capital amounted to €20.7 billion at year-end, up €3.1 billion from 2004 primarily reflecting prior-year retained earnings and the issue of €1.2 billion of deeply subordinated notes;
- tier 2 capital grew by almost €2.3 billion to €16.5 billion, following the issue of €2.4 billion in redeemable subordinated notes and perpetual subordinated notes;
- tier 3 capital declined by €500 million;
- deductions increased by €2.3 billion, principally due to the increase in the value of equity affiliates.

Reform of solvency ratios

Since 1 January, European and international solvency ratios have been calculated based on accounts drawn up under IFRS. The French Banking Commission has redefined capital and introduced "prudential filters" that adjust financial statements prepared under IAS/IFRS to reduce the volatility of capital levels resulting from the accounting reform.

When the European directive comes into effect on 1 January 2006, to comply with the new reporting rules for financial institutions recognised by the French Banking Commission, Crédit Agricole S.A. will have to:

- produce a "non-insurance" banking ratio that eliminates insurance companies' contribution to retained earnings from the numerator and their equity-accounted value from the denominator;
- monitor more closely to ensure that the Group's consolidated capital covers its overall banking capital requirements and the solvency margin requirements of its insurance companies.

With regard to the future European solvency ratio, the European Parliament adopted the Capital Requirements Directive (CRD) on 28 September 2005, following Europe-wide studies that ran parallel to those of the Basle Committee. CRD is very similar to the Basle II accord, except for a number of adjustments that tailor the directive to the European market. It applies to all financial institutions in the European Union.

Unlike the Basle II accord, once the stipulations have been transposed into national regulations, the European directive must legally come into effect:

- on 1 January 2007 at the earliest for banks using the standard or internal ratings-based methods;
- on 1 January 2008 at the latest for banks that have opted for the advanced method.

Crédit Agricole S.A. has opted for the advanced method based on the timetable presented in the section entitled "Risk exposure of Crédit Agricole S.A. Group".

Until 31 December 2007, all banks may (with the approval of regulators) continue to report their solvency ratios under:

- CAD/ERS (European solvency ratio); and
- Cooke/Basle I (international solvency ratio).

To assess the effects of the reform, we carried out a fifth quantitative impact study (QIS5), as requested by regulators for the entire Crédit Agricole Group, based on the full-scale trial run the Group had already scheduled for 30 September 2005. The QIS5 exercise, which the Basle Committee was hoping would validate the assumptions and models underpinning the projected reforms, enabled us (as intended) to verify:

- the effectiveness of the data production systems;
- the application of procedures;
- the overall positive impact on capital requirements (making standard allowances for the fact that this was a pilot test).

Internal control

France's financial security act (*Loi de Sécurité Financière* or LSF) of 1 August 2003 placed new requirements on the information listed companies must provide to shareholders and the market. Under this act, the Chairman of the Board of Directors must submit a report in conjunction with the annual management report, detailing how the Board prepares and organises its work, and the internal control procedures implemented throughout the company.

The report presented by Crédit Agricole S.A.'s Chairman to the shareholders at the Annual Meeting and reproduced below describes the internal control system and procedures in force within the company. More specifically, the report describes internal control and risk management and monitoring systems in the following areas:

- information systems security and business recovery plans;
- prevention of money-laundering and terrorism financing;
- organisation of the Compliance function and compliance verification;
- preparation and processing of accounting and financial information;
- periodic verification of all systems by the Group Internal Control and Audit department and the control and audit business line.

Risk factors

The organisation of the Group's risk management operations is presented in Note 5 to the financial statements on page 154. The note describes the risk monitoring and consolidation system, risk factors and the methods used to identify and measure risk.

Risk exposure of Crédit Agricole S.A. Group

New risk-management procedures compliant with the Basle II framework were gradually rolled out in 2005. The Group's overall risk management system was implemented at the companies that were newly integrated (Meridian Bank in Serbia) or reorganised (CACEIS, following the partnership with Caisses d'Epargne, and the new factoring business line, which operates under the name Eurofactor).

Basle II

Implementation of the Basle II project, which began in 2001 at Crédit Agricole and LCL, continued in 2005, with the Crédit Agricole S.A entities and the Regional Banks working in a concerted framework. Work is progressing in line with the timetable set by the French Banking Commission.

Within the Crédit Agricole Group, the Basle II project is spearheaded by Crédit Agricole S.A.'s risk management officer. The risk management officers of the various business lines (Regional Banks, LCL, Specialised financial services, Corporate and investment banking, etc.), are in charge of implementing the project in their respective entities, each with its own project structure.

Within the Crédit Agricole S.A. Group, there are two levels of organisation and management for this project:

- at the central group level, Crédit Agricole S.A. sets common directions and standards. These are submitted for approval to a steering committee that reports to the head of the Group's Risk Management department. The committee comprises representatives of the main subsidiaries and business lines, and of the IT department;
- at each subsidiary and business line, a Basle II officer appointed by the risk management division is in charge of implementing the project within his/her entity, in line with the strategy set for the Group. Work has been organised into three main sub-projects:
  - Credit Risk–Methodology,
  - Credit Risk-Information Systems,
  - Operating Risks.

In keeping with our implementation timetable, Crédit Agricole S.A.'s Group Control and Audit department carried out a pre-validation of the retail banking portfolios last summer. Several corrective measures were recommended as a result, based on discrepancy tables derived for each entity. The entities convened a series of meetings to eliminate the inconsistencies and undertook efforts to do so. By the end of the year, the majority of entities had removed the most significant points of divergence.

In corporate banking, the rating system employed for corporate clients was recalibrated in the spring of 2005 based on the results of studies measuring the adequacy of the parameters used in the rating models. Initiatives were subsequently undertaken to re-rate the portfolio throughout the Group.

On the systems side, work was focused on completing and enhancing the reliability of the system used by Group entities to send data to Crédit Agricole S.A.'s central data base. The database serves to consolidate the commitments of Crédit Agricole S.A. Group processed using the IRB approach, and more generally, to provide centralised risk monitoring. A step-by-step plan was devised to guide roll-out of a complete system to manage third-party and group risk, and is gradually being implemented.

The system that runs the central calculations of risk-weighted assets under the IRB method (excluding retail bank asset classes) was placed in service. Subsidiaries with no plans to use the IRB method in the immediate future employed the standard method. We carried out an initial Basle II calculation for the entire Crédit Agricole Group using the data from the pilot run on 30 September 2005, which enabled us to test the regulatory reporting system. This calculation - the results of which were presented at a Group Risk Management Committee meeting - marks the first step in our concrete implementation of the Basle II system.

Crédit Agricole S.A.'s Group Control and Audit department carried out a preliminary examination of the Basle II system at the Regional Banks in 2005, as requested by the French Banking Commission, which plans to evaluate the system for certification in 2006. All of the IT economic interest grouping (*SIR*) at the Regional Banks and 13 of the Regional Banks were inspected. The audits focused most heavily on the compliance and uniformity of implementation of the Basle II concepts and data with respect to national specifications, and on local administration of the retail banking system. The few significant discrepancies revealed by the audits will be resolved by the Regional Banks and the IT economic interest grouping, creating a uniform, effective system to assess the credit risk of retail bank customers with a view to obtaining certification from the French Banking Commission.

Internal rating systems

In retail banking, Crédit Agricole employs an internal rating method and national risk assessment models for each rating class applicable to the Regional Banks. A single rating system (known as LUC) that sets the parameters for the risk models and carries out monthly calculations of regulatory data is in operation at the Regional Banks. The data reporting system for back-testing purposes was placed in service at the beginning of 2005.

The rating models used for the Regional Banks' customers and their back-testing procedures were examined by an independent consulting firm. The conclusion was that the models implemented are a benchmark. They will be calibrated for the purpose of calculating regulatory capital requirements at the end of 2006 using sufficient historical data in terms of both quality and breadth. Based on these rating systems, which have been in operation since the end of 2004 in both the retail and corporate banking markets, the Regional Banks have employed several usage approaches incorporating the Basle II criteria, especially in the areas of lending and credit pre-qualifications.

LCL has updated its scoring systems (IRPAR, IRPRO), which have been in place since 1990, and has finished adapting information systems in order to complete the data required under Basle II and make them more reliable. Back-testing tools have been developed and are operational. The same is true for the consumer credit subsidiaries (Sofinco, Finaref and Lukas SA in Poland).

In corporate banking, Crédit Agricole Group entities, including the Regional Banks, Calyon and LCL, use common rating methods,



with 15 rankings that combine quantitative and qualitative criteria. A common system known as FRANE (corporate rating regulatory support functions) ensures that uniform ratings are applied throughout the Group, through the national rating database (FNN), and implements the tools for back-testing and collating the historical data required as the basis for Basle measurement parameters under the IRB (internal ratings based) approach. Control systems intended to ensure data quality and reliability have also been designed. These systems include an audit trail, control indicators, early-warning procedures and tools, procedures for reconciling accounting data with risks, procedures for managing and administrating data, and specific procedures for monitoring ratings.

Risk information system

The risk information system used by Crédit Agricole S.A. and its subsidiaries has led to the employment of consistent benchmarks and criteria relating to third-parties, products and risk categories, and of uniform data exchange procedures among the Group's entities, which has improved risk-monitoring quality. All of the Group's subsidiaries that have opted for the IRB approach have been integrated into the system, and the others will be integrated in 2006. The central database of Crédit Agricole S.A. is used to consolidate the Crédit Agricole S.A. commitments, which are processed under the IRB approach. The Regional Banks have deployed a credit risk monitoring and management system (Arcade) that produces uniform risk aggregates and indicators. Arcade has helped make it possible to automatically calculate the data required for regulatory credit reports in each Regional Bank, and in particular, the first Basle II calculations using the data from 30 September 2005.

Credit risks

MAJOR COUNTERPARTY RISKS

The total consolidated commitments of Crédit Agricole and all its subsidiaries are monitored by counterparty and by group of related counterparties. A group of related counterparties is a set of French or foreign legal entities that are connected, regardless of their status and economic activity, in such a way that the total exposure to this group can be measured on the basis of exposure to one or more of these entities. Commitments to a counterparty or group of counterparties include all loans granted by Crédit Agricole S.A. and its subsidiaries, as well as corporate financing operations, bond portfolios, financing commitments and counterparty risks relating to capital market transactions. Exposure limits for counterparties and groups of counterparties are recorded in each subsidiary or business line's internal information systems.

Each operating entity reports the amount of its commitments, with a breakdown by category of risk, to the Group Risk Management Division every quarter if the accumulated exposure to a single counterparty or group of related counterparties exceeds the lower of 10% of Tier 1 capital or €100 million and, regardless of the foregoing, reports its ten largest exposures. Exposures to major non-bank counterparties, *i.e.* those on which aggregate limits of Crédit Agricole S.A. and its subsidiaries exceed €300 million, are reported separately to the Group Risk Management division, so they may be monitored by the Group Risk Management Committee (GRMC) for regulatory reporting purposes.

At end-2005, the total exposure of Crédit Agricole S.A. and its subsidiaries to risks relating to these major counterparties amounted to approximately €100 billion, concerning around 100 groups (based on management reports, covering all types of risk, stated including government credit insurance guarantees but excluding any other guarantees on lending, securities and market transactions). Risk exposure to the 20 largest groups totalled €45 billion, including €11 billion for three non-industrial French state-owned companies.

At the Regional Banks, major counterparty risks are monitored mainly via the Foncaris subsidiary. At 31 December 2005, Foncaris guaranteed 50% of the Regional Banks' €7 billion of exposure to major counterparties. On 1 January 2005, LCL entered the system, for its corporate business, and is covered by Foncaris under the same terms as the Regional Banks. Its eligibility threshold was set at €50 million. Overall, the commitments of Foncaris totalled €3.4 billion at year-end. The company's exposure to its ten largest counterparties equated to one third of its total commitments.

USE OF CREDIT DERIVATIVES

In addition, the Corporate and investment banking business line can use credit derivatives and a range of risk transfer instruments, including securitisation, in the management of its banking book. Outstanding amounts of protection purchased in the form of credit derivatives in the business line came to €8.6 billion in nominal value at year-end. The notional amount of sell positions totalled €4 billion.

COUNTRY RISK

Country risk is the risk that economic, financial, political or social conditions in a foreign country will affect the bank's financial interests. It does not differ in nature from 'elementary' risks (credit, market and operational risks). It constitutes a set of risks resulting from the bank's vulnerability to a specific political, macroeconomic and financial environment.

The Group manages and controls its country risks according to the following principles:

- activities exposed to country risk are defined and identified through the development and monitoring of analytical country risk management tools;
- acceptable country risk exposure limits are determined through annual reviews of country strategies, depending on the portfolio's vulnerability to country risk. This degree of vulnerability is determined by the type and structure of transactions, the quality of counterparties and the term of commitments. These exposure limits may be reviewed more frequently if developments in a particular country

make this necessary. These strategies and limits are validated by the Strategy and Portfolio Committee or Country Committee of the Corporate and investment banking business line and the Group Risk Management Committee (GRMC);

- country risk is evaluated on a regular basis through the issue and quarterly updating of ratings on each country to which the Group is exposed. These ratings are based on various criteria (economic, financial, political, crisis scenarios) developed according to the bank's own methodology. Specific events may cause ratings to be adjusted before the next quarterly review;
- the Corporate and investment banking business line's Country and Portfolio Risk department validates transactions whose size, maturity and exposure may potentially affect the quality of the portfolio;
- country risk exposure is monitored and controlled in both quantitative (amount and term of exposure) and qualitative (portfolio vulnerability) terms through specific and regular reports on all country risk exposures, which are given to the Group Risk Management Division. Risk monitoring and control are carried out in each business line, including International retail banking.

Country risk policy

The Group's exposure to risk in emerging-market and non-OECD countries increased by a substantial 42% in 2005 (including a currency impact of 13%). At the same time, the Group placed priority on conducting transactions in the least risky nations and on improving its overall risk profile.

This rise came from exposure to both local bases and those related to off-shore operations.

The quality of the portfolio continued to improve in 2005, aided by market environments that remained healthy in the emerging countries. Ratings on 15 countries were upgraded, while none were downgraded over the year. The increase in assets was concentrated in the least risky emerging market countries.

Countries in which economic, financial or political developments are deemed to be a potential cause for concern are monitored closely in terms of both ratings and management of the Group's exposure limits and levels.

Developments in 2005

Exposure to risk on financing, securities and capital market transactions in Corporate and investment banking in the emerging-market countries, the majority of which are denominated in US dollars, rose by 28% in US dollars and by 47% in euros. This was due in part to a significant increase in business in Asia, the Middle East and Latin America, and to a lesser extent, in Eastern Europe and Central Asia, and in part to the 13% decline in the euro relative to the US dollar.

Exposure remained highly concentrated, with 33 countries making up 94% of the portfolio, and a full 53% of this amount comprising exposure to seven countries.

Our risk profile improved materially. Exposure in investment-grade emerging countries (with ratings from C+ to C-) climbed from 63% of total exposure at end-2004 to 68% at end-2005, while our exposure to countries with lower ratings (E+ to F) decreased from 11% to 7%.

Two geographic zones remained predominant in the portfolio, namely Asia (43%) and the Middle East/North Africa region (25%).

Group exposure at the foreign subsidiaries in International retail banking moved up an aggregate 24% in euros, essentially reflecting the increase of 25% in assets in Poland and of a more modest 8.5% in Morocco, and a slight rise in exposure at the African companies.

Asia

Exposure in Asia amounted to USD 16 billion at year-end, representing 43% of the exposure of Corporate and investment banking in emerging-market countries.

The Group pursued its policy of focusing business in the highest-rated countries (South Korea, China and India), underpinned by robust growth momentum in the area, especially in China and India.

The situation in the Philippines, which was a source of concern at end-2004, cleared up somewhat in 2005. As a consequence, business levels were increased with targeted counterparties on a highly selective, conservative basis.

Near and Middle East and North Africa

Second to Asia in terms of exposure are the Middle East and North Africa, with €9.6 billion.

The highest exposure in the region was again in Morocco (€2.6 billion) because of Crédit Agricole S.A.'s stake in Crédit du Maroc.

This was followed by United Arab Emirates, Iran and Saudi Arabia. Persistently high oil prices led to an increase in exposure in the region (up 42%), where the political situation bears watching closely.

Sub-Saharan Africa

Sub-Saharan Africa accounted for €4.2 billion of Group exposure to emerging-market countries at end-2005. Of this amount, 70% was in South Africa. The exposure of the Corporate and investment banking business line's retail banking activities in this area came to €1.3 billion, spread across the seven countries in which the business line has operations.

Central and Eastern Europe and Central Asia

Exposure in this region accounted for 13% of Group risk to emerging-market countries (€4.9 billion). It was concentrated in four countries: Poland, Russia, Hungary and the Czech Republic. Added to this were the assets of the two Polish companies specialised in



financial services (consumer credit and leasing) and the assets in Serbia.

Latin America

This region, which was in economic disarray two years ago, has improved markedly over the last 18 months. It represented €4.2 billion of Group exposure to emerging-market countries at end-2005, 72% of which was concentrated in three countries: Mexico, Brazil and Chile.

Most of the region's nations delivered respectable growth in 2005 (4%). This led to a significant improvement in their economic fundamentals and their resilience to external shocks.

PORTFOLIO ANALYSIS

NET VALUES ON THE BALANCE SHEET OF CRÉDIT AGRICOLE S.A.

	At 31 December 2005		At 31 December 2004[2]		Change as a %
Net exposure[1]	In millions of euros	As a % of total	In millions of euros	As a % of total	
Lending to customers	174,351	68%	150,546	74%	+15.8%
Lending to banks[1]	68,610	27%	39,706	20%	+72.8%
Leasing	13,235	5%	13,146	6%	+0.1%
TOTAL CRÉDIT AGRICOLE S.A.	256,196	100%	203,398	100%	+26%

Source: Accounting and Consolidation department.

(1) Values on the balance sheet are net of reserves and exclude Crédit Agricole internal transactions.

(2) Including IAS 32/39 and IFRS 4.

Aggregate net exposure in lending to customers, which accounts for two thirds of loans and advances outstanding on the balance sheet, increased by €23.8 billion, up 15.8% on 2004. This factors in the 13% rise in the dollar against the euro and the increase in commodity prices.

Lending to banks, which is presented here excluding Crédit Agricole internal transactions, reflected the volatility of business, especially the increase in securities bought under repurchase agreements. Net exposure in leasing remained virtually unchanged over the year.

Variations due to changes in scope of consolidation are not representative, although we would highlight Serbia in particular, with the acquisition of Meridian Bank.

BREAKDOWN OF GROSS OUTSTANDINGS OF CRÉDIT AGRICOLE S.A. BY GEOGRAPHIC REGION

Gross outstandings[1] *(in millions of euros)*	31 December 2005	As a % of total
France (including overseas departments and territories)	132,270	51%
Other European Union countries	59,931	23%
Rest of Europe	8,206	3%
North America	15,448	6%
Central and South America	9,082	3%
Africa and Middle East	12,756	5%
Asia and Pacific (excluding Japan)	12,874	5%
Japan	10,855	4%
TOTAL (BALANCE SHEET)	261,422	100%

Source: Accounting and Consolidation department.

(1) Including leasing, factoring and similar, and excluding receivables from subsidiaries.

With no reallocation of guarantees or credit insurance that shift risk for the Group.

An analysis of exposure by geographic region underscores the predominance of Western Europe, which accounts for 74% of total Group exposure, and a wide diversification throughout the other zones. This trend reflects the strategy of Calyon, placing priority on large, multi-product European customers, and also of the specialised financial services business line, whose assets are concentrated in this region. France makes up 51% of the Group's total exposure with LCL and its branch network catering to personal customers, small businesses and middle-market corporate customers in France, together with a strong presence in financial services (factoring, leasing, consumer credit and cash management).

Extending our analysis, operations in all the OECD countries (with the USA and Japan), make up 90% of total exposure.

In North America, efforts were continued to reduce risk through risk-management techniques (mainly securitisation) in cyclical sectors such as the automotive industry.

BREAKDOWN OF GROSS OUTSTANDINGS OF CRÉDIT AGRICOLE S.A. BY TYPE OF CUSTOMER

Gross outstandings[1] *(in millions of euros)*	31 December 2005	As a% of total
Central government, government agencies and local authorities	7,921	3%
Financial institutions	80,409	31%
Personal customers and small businesses	66,566	25%
Corporate customers and other, including insurance companies	106,526	41%
TOTAL (BALANCE SHEET)	261,422	100%

Source: Accounting and Consolidation department.

(1) Including leasing, factoring and similar, and excluding receivables from subsidiaries.

A breakdown of exposure by customer type shows that loans to customers (66%, of which 25% were to personal customers and small businesses) outweigh loans to government bodies and financial institutions (34%).

Gross outstandings with financial institutions include a significant impact from securities delivered under repurchase agreements.

Analysis of loans by economic sector

A significant proportion of the Group's exposure remained concentrated in the energy industry - both the upstream production and downstream trading segments - which accounted for 18% of outstandings in 2005 (*versus* 14% in 2004). Energy is a diversified industry that benefited in 2005 from high oil and commodity prices (natural gas primarily). These, together with the Group's presence among major sector operators and in project finance, were responsible for the high level of outstandings, with inverse credit risk in some of the segments financed.

8.3% of outstandings were in the retail sector, which includes major retail chains. The application of concentration limits enables the Group to closely monitor risk levels on these customers.

Exposure to credit risk in other sectors is lower. The aerospace and hotel sectors remain sensitive to economic conditions and are closely monitored. The lion's share of financing provided to the aerospace industry is guaranteed by export credit agencies, and most net lending is secured against aircraft. Business has been shifted increasingly towards European manufacturers and companies. The telecom sector also continues to be closely watched. Although



the quality of the major players has improved, debt levels in the industry remain high and technological advances have a definite impact. The Group employs a conservative, even restrictive, approach to the automotive sector, in which outstandings are heavily concentrated on industry leaders, primarily in the United States.

Exposure in the property sector, mainly within Corporate and investment banking, is chiefly spread between France and the United States, which account for two thirds and one quarter of outstandings respectively. Exposure includes the financing of investors (€7 billion), on which the risk stems more from operating cash flows of property assets than from the value of the assets themselves, and the financing of builders and developers (€4.7 billion) and others (hotels, personal wealth mainly).

BREAKDOWN OF BALANCE SHEET GROSS OUTSTANDINGS BY ECONOMIC SECTOR

Sector *(in millions of euros)*	Exposure at 31/12/2005	%	Potential risk	Exposure at 31/12/2004	Potential risk
Energy	39,771	18.4%	10,306	23,769	7,166
Retail and consumer goods	17,803	8.3%	5,708	16,639	4,782
Heavy industry	16,310	7.6%	6,433	11,408	4,487
Automotive	14,925	6.9%	8,060	11,769	6,246
Telecoms	14,091	6.5%	4,092	8,991	2,875
Other industries	14,018	6.5%	3,385	7,664	1,780
Property	13,496	6.3%	2,653	11,116	2,016
Aerospace	12,697	5.9%	2,977	9,190	2,097
Food	12,348	5.7%	2,990	8,492	1,822
Shipping	10,232	4.7%	2,804	7,870	1,314
Construction	7,575	3.5%	2,861	6,289	1,327
IT and technology	6,545	3.0%	2,161	4,564	1,591
Healthcare and pharmaceuticals	5,604	2.6%	1,823	4,275	1,655
Tourism, hotels and restaurants	5,497	2.5%	1,685	4,568	1,385
Media and publishing	5,425	2.5%	1,820	3,875	1,299
Other transport	5,370	2.5%	1,644	5,006	1,293
Traded services (Utilities)	2,817	1.3%	727	3,087	1,055
Wood, paper and packaging	2,353	1.1%	720	1,934	624
Other, including finance companies, securitisation vehicles	8,859	4.2%	2,218	16,995	4,282
TOTAL	**215,736**	**100%**	**65,067**	**167,501**	**49,096**

Source: Group Risk Management department.

Scope: Gross on- and off-balance sheet outstanding loans to industrial and commercial companies (excluding interbank transactions) and potential future risk, including securities transactions and derivatives. Potential risk consists of the additional coefficient on future risk on capital market transactions and unused confirmed lines of credit.

Risk provisioning and coverage policy

Loan loss risks are covered by two types of reserves, which were adapted to meet the new accounting standards in 2005:

- individual reserves intended to cover probable losses on depreciated loans;
- collective reserves intended to cover the risks of a deterioration in country profiles and certain sectors of economic activity or certain counterparties that have not defaulted but whose credit ratings have been downgraded.

Reserves are booked on all impaired or risky loans:

- after a review of the counterparty's situation on a case-by-case basis, together with a review of guarantees given to the bank, and in the light of possible future risk scenarios for small businesses, middle-market corporate customers and other large customers;
- in the case of personal customers, using a statistical method based on recovery rates and estimated loss rates, which are reviewed periodically;
- and for loans not in default, country risk and sensitive sectors, through a collective provision.

Bad and doubtful debts (on-balance sheet interbank and customer loans) totalled €8.2 billion, of which €4.2 billion are bad debts. These include non-performing debts and debts on which the Group sees the potential for non-recovery. Doubtful debts represented 3.1% of the Group's gross loans outstanding at year-end (down from 4.2% in 2004) and 67.7% were covered by provisions (*versus* 68% in 2004 excluding collective provisions), not including sector and country provisions.

The table below gives the following information for each geographic region:

- bad and doubtful debts as a percentage of total outstandings in each region;
- the cover rate of total bad and doubtful debts by loan-loss reserves, which increased in 2005, especially in France. The lower rate in the United States (43%) is due to local accounting practices that retain on the balance sheet only that portion of debt that is deemed to be recoverable.

BAD AND DOUBTFUL DEBTS AND PROVISIONS AT CRÉDIT AGRICOLE S.A. AND SUBSIDIARIES BY REGION

Outstandings at 31 December 2005 *(in millions of euros)*	Gross outstandings	Gross doubtful debts outstanding	Of which Bad debts	Provisions for doubtful debts	Of which provisions for bad debts	Provisioning rate of bad and doubtful debts
France	132,270	5,359	2,772	3,671	2,274	68%
Other European Union countries	59,931	996	493	628	318	63%
Rest of Europe	8,206	283	154	237	108	85%
North America	15,448	558	275	242	156	43%
Central and South America	9,082	293	53	234	29	80%
Africa and the Middle East	12,756	583	334	453	323	78%
Asia and Pacific (excluding Japan)	12,874	149	110	108	93	72%
Japan	10,855	12	12	0	0	-
TOTAL	261,422	8,233	4,203	5,573	3,301	68%

Source: Accounting and Consolidation department.

(1) With no reallocation of guarantees or credit insurance that shift risk for the Group.

Independent of the €5.6 billion of loan-loss reserves, €1.6 billion of collective provisions were booked in 2005.

The table below shows the breakdown of bad and doubtful debts by type of customer and the rate at which they were provisioned.

BAD AND DOUBTFUL DEBTS AND PROVISIONS AT CRÉDIT AGRICOLE S.A. AND SUBSIDIARIES BY TYPE OF CUSTOMER

Outstandings at 31 December 2005 *(in millions of euros)*	Gross outstandings	Doubtful debts outstanding	Of which bad debts outstanding	Provisions for doubtful debts	Of which provisions for bad debts	Provisioning rate of doubtful debts	Provisioning rate of bad debts
Central government, government agencies, and local authorities	7,921	128	100	105	86	82%	86%
Financial institutions	80,409	486	100	427	88	88%	88%
Personal customers and small businesses	66,566	3,353	1,984	2,256	1,529	67%	77%
Corporate customers and other, (including insurance companies)[1]	106,526	4,266	2,019	2,785	1,598	65%	79%
TOTAL	261,422	8,233	4,203	5,573	3,301	68%	79%

Source: Accounting and Consolidation department.

(1) Including leasing, factoring and similar.



Cost of credit risk

The Group's risk profile remained sound in 2005. The cost of credit risk was again low, and more or less unchanged relative to the 2004 level, owing chiefly to the health of the large corporate client segment, although a number of sectors did become sensitive (e.g. the automotive sector in the United States).

The cost of credit risk was 37 basis points of risk-weighted "credit" assets. The rise in absolute value is a product of the methodologies used for the new accounting standards.

Market risks

SCOPE OF CONSOLIDATION

The system covers all market risks arising from capital market activities. These mainly consist of arbitrage and directional positions taken by the trading departments of the Calyon corporate and investment banking subsidiary. The investment portfolios of the finance divisions are monitored separately. Market risk is defined as a risk of variation in a subsidiary's profit caused by movement in one or more financial factors, including interest rates, security prices, exchange rates, the specific yield premium on a bond issue, commodity and precious metals prices, inter-market correlations and so on.

MARKET RISK EXPOSURE OF THE CRÉDIT AGRICOLE S.A. GROUP

The change in VaR on Crédit Agricole S.A.'s capital markets business, broken down by product line, was the following:

BREAKDOWN OF VAR (99%, 1 DAY)

(in millions of euros)	31/12/05	Minimum	Maximum	Average	31/12/04
Cash	4	4	8	6	7
Currency and commodities	5	2	7	4	2
Fixed income derivatives	10	8	11	10	9
Credit and liquid bonds	8	5	13	8	13
Structured credit	4	1	4	2	1
Equities	9	5	9	7	7
Crédit Agricole S.A. Group VaR	**24**	**17**	**25**	**22**	**25**

The Crédit Agricole S.A. Group's total VaR, including residual market risks arising from subsidiaries of Crédit Agricole S.A. that are little active in the capital markets, is calculated by adding the individual VaRs. It amounted to €24 million at year-end (€21 million of which was for Calyon).

As part of its capital markets activities, Calyon has begun **trading**, structuring and selling credit derivatives to its customers. The VaR of these activities was approximately €10 million at end-2005, and is included in the VaR of Crédit Agricole S.A. Group above.

Asset and liability management

GLOBAL INTEREST RATE RISK

The Group Finance department of Crédit Agricole S.A. participates in meetings of the assets and liabilities committees of subsidiaries carrying significant global interest rate risk. The department ensures that uniform methods are practices are employed throughout the Group and monitors the limits allocated to each entity. It consolidates the global interest rate risk of Crédit Agricole S.A. and its subsidiaries.

At end-2005, the risk of loss for Crédit Agricole S.A. Group for 2005 in the event of an adverse movement of 1% in interest rates represented less than 1% the Group's prudential capital. The cumulative, non-discounted risk of loss for the next ten years in the event of an adverse variation of 1% in interest rates represents less than 10% of prudential capital.

LIQUIDITY RISK

The liquidity ratio corresponds to the ratio between cash and short-term assets on the one hand, and short-term liabilities on the other. This is calculated on a monthly basis, the minimum threshold being 100%. It includes prudential capital and is not consolidated.

At 31 December 2005, Crédit Agricole S.A.'s liquidity ratio was 104% *versus* 108% at end-2004.

A total of €10.7 billion of bonds were issued in 2005, €6.8 billion of which were part of the Euro Medium Term Notes (EMTN) issue.

The Group also carried out two issues of Tier 1 deeply subordinated notes for a total of €1.2 billion.

Operational risks

In 2005, Crédit Agricole S.A. Group continued to implement the qualitative and quantitative system designed to identify, assess, prevent and monitor operational risk, in preparation for Basle II.

The operational risk management system consists of the following components, shared throughout the Group:

- *governance of the operational risk management function:* This entails supervision of the system by general management, the definition of roles of the Risk Management departments (Crédit Agricole S.A. and its subsidiaries/entities) in system oversight and co-ordination, and subsidiaries' and entities' responsibilities in controlling their risks (through the network of operational risk managers);
- *identification and qualitative assessment of risks* through risk mapping and the establishment of indicators to aid in the monitoring of the most sensitive processes;
- *collation of operating losses and an early-warning system* to report significant incidents, which are consolidated in a database used to measure and monitor risk-related costs;
- *calculation and allocation of regulatory and economic capital* to operational risks at Group level and at each subsidiary and entity;
- periodic submission of *operational risk* scorecards by each subsidiary/entity, which are consolidated by the Group.

The system is applied by each group entity in accordance with the principle of subsidiarity.

The Group aims for the system to be certified by the French Banking Commission for the Advanced Measurement Approach for each of the principal entities of Crédit Agricole Group (Regional Banks, Calyon, LCL, Sofinco, Finaref[1] and CAAM) by the end of 2007 at the latest. The review process is scheduled to begin by the end of 2006.

CRÉDIT AGRICOLE S.A GROUP

Except in certain instances, the operational risk management system in each subsidiary is run by the subsidiary's Risk Management department and overseen by either its operational risk committee or the operational risk panel of its internal control team. The network of operational risk managers is in place in the large subsidiaries with entities covering multiple geographic areas and/or business lines. The organisational system will be bolstered in 2006 when control units within the Group Risk Management department become operational (in compliance with the new regulation no. 97-02).

To prepare the way for certification, operational risk mapping (part of the qualitative initiative using Europa) was completed at the vast majority of subsidiaries. Some of the subsidiaries went one step further, zeroing in on non-compliance risks using the methodology and system jointly designed by the Group Risk Management department and the Compliance department (Europa 2).

At the same time, incident compiling capability (an aspect of the quantitative initiative, using Olimpia) and operational risk scorecards (which are 'use' oriented) were rolled out throughout virtually the entire Group.

By gradually extending capacity to generate internal histories, the Group was able to finalise its internal capital calculation and allocation model based on statistical loss distributions (the Basle II advanced measurement approach employed by most major institutions), rounded out by exceptional adverse scenarios where necessary. As part of our QIS 5 effort, the first estimate of operational risk-related regulatory capital was made for Crédit Agricole S.A. Group using the standard method, based on the net banking income data from 2003 and 2004.

At end-2005, Crédit Agricole S.A Group had operational risk scorecards for all of its business lines (except insurance), including Calyon, private banking, LCL, Asset management (CAAM, CACEIS, BFT), Specialised financial services (Sofinco, Finaref, CA Leasing, Eurofactor), Lukas and EFL.

These scorecards confirm the key sources of risk in most of the business lines: external fraud, inadequate compliance with certain regulatory requirements and with good business practices[2] (including poor advice disputes), and sub-optimal control over certain processes (regulated loans and capital market transactions in particular).

They also highlight the different exposure profiles by subsidiary and business line. Frequent recurrent risk is predominant, for example, in retail banking (LCL), consumer credit (most recurring fraudulent losses border on credit risk at Sofinco and Finaref), and in asset management (CAAM), while larger-scale exceptional risk is more prevalent in corporate and investment banking (Calyon).

Action plans are being carried out further to reduce the impact of exceptional risks (Fides compliance programme, at Calyon in particular), and the frequency of recurring risks (risk-related costs at LCL have been trimmed back, including on electronic banking transactions, with reinforced monitoring of external fraud in consumer credit).

REGIONAL BANKS AND THEIR SUBSIDIARIES

Much of 2005 was devoted to putting the operational risk incident-compiling and financial impact measurement system into practice using a common methodology and information system throughout all the Regional Banks.

All of the entities produced operational risk scorecards (for both regulatory and "local" reporting) to aid in risk assessment and monitoring.

(1) The French operations for Sofinco and Finaref.

(2) Essentially non-compliance risk.



Use-oriented action plans were devised on the basis of these reports with a view to diminishing the size and scope of areas identified as high risk.

On the qualitative side, the results of the risk-mapping initiatives in 2004 were used to design use-oriented action plans to enhance the security of processes, the quality of processes (mainly by improving customer service) and the priority ranking of processes deemed to be critical to the Group's business recovery plan.

An analysis of capital requirements calculations based on our internal model (as required by the rules governing the advanced measurement approach) confirmed that the methodology selected is valid. A study is currently under way to adapt the existing tools for use in the Regional Banks.

In accordance with the amended regulation no. 97-02, operational risk management will become part of the Group's overall risk control operations, which will provide an overview of risks.

Legal risks

At 21 December 2005, there were no exceptional events or pending litigation that were likely to have a material impact on the financial health, business operations, results or assets of Crédit Agricole S.A. Group.

Any legal risks that could have a negative impact on Group assets have been provisioned based on the information available to general management of Crédit Agricole S.A.

LITIGATION AND EXCEPTIONAL EVENTS

The main legal and tax proceedings under way are described in the 2004 Management Report replicated in the Shelf Registration document filed with the *AMF* on 17 March 2005 under registration number D.05-0233.

The cases presented below are those in which there were some changes in 2005.

Verte France

In December 1999, Verte France, a trade union consisting of individuals and associations, filed an action with the Paris Court of First Instance against all the Crédit Agricole Regional Banks and a number of Local Credit Co-operatives seeking a ruling stating that their articles of association prevented them from engaging in a business activity and therefore in banking activities. In its decisions of 21 and 28 January 2003, the Paris Court of First instance dismissed Verte France's claims. The decisions were upheld by the Paris Court of Appeals on 1 April 2005. Verte France is appealing the case.

Executive Life

In the lawsuit relating to the rehabilitation of Executive Life, settlements were reached as early as 20 January 2004 with the US Attorney's Office of Los Angeles and the Board of Governors of the Federal Reserve System, thereby bringing the criminal proceedings and regulatory aspects of the matter to a close.

There were a number of developments with the civil law suits in 2005. Only one remains, filed in early 2005 in the US courts by AIG Retirement Services Inc. (formerly Sun America), a shareholder of Executive Life Insurance Inc., against several defendants, including Crédit Lyonnais and its guarantor CDR. AIG has not yet specified the amount of damages it will be seeking.

Fonds Clariden

A number of investment funds entered into hedging contracts with Calyon and its subsidiary IIF BV to cover their exposure to the USD/RUB foreign exchange risk. Following the Russian financial crisis in 1998, these investment funds were unable to meet their financial obligations, particularly vis-à-vis Calyon and IIF BV. As a result, Calyon and IIF BV terminated certain contracts prior to their expiration date and seized assets which they held as collateral. The funds were liquidated by court order in 1998. The liquidators alleged that Calyon and IIF BV misused the funds' assets and filed a suit against them in 2004. Calyon and IIF BV are contesting the claims for damages filed against them. A first favourable ruling was handed down in March 2005. The plaintiffs have appealed the decision.

High Risk Opportunity

A suit was filed against Calyon and Crédit Lyonnais in the jurisdictions of New York in connection with a currency hedging contract with HRO. Calyon is now the sole defendant in this action.

Calyon has appealed a 7 July 2005 court ruling in connection with contract performance.

Bernard Tapie-Adidas

During the court-ordered liquidation of Bernard Tapie Finance (BTF), the company that indirectly owned Adidas, two civil law suits were filed against Crédit Lyonnais and its guarantor CDR:

- the first was filed by the official receivers on the grounds of artificial support and sought damages in connection with the terms on which Adidas was sold;
- the second was filed by BTF's *ad hoc* representative, for fraud allegedly committed at the time of the sale of Adidas.

Following the close of the criminal trial, the Paris Court of Appeals, which was handling the Adidas case exclusively, ruled on 30 September 2005 that CDR and Crédit Lyonnais must pay the official receivers €135 million. CDR and Crédit Lyonnais filed a further appeal in February 2006.

Dapta

The *Commissaire à l'exécution du plan* of the companies of the IFI Dapta Mallinjoud group initiated proceedings against CDR and Crédit Lyonnais on 30 May 2005 before the Commercial Court of Thiers for alleged violations in arranging and financing the IFI group's acquisition of the furniture business line (ex-CIA) from the Pinault Group.

Moulinex-Brandt

The court-ordered liquidators of this company initiated wrongful action proceedings against Crédit Lyonnais in October 2005. The risk has been transferred to Calyon.

Lernout & Hauspie

A suit was filed on 6 December 2005 by Lernout & Hauspie shareholders, alleging that Crédit Agricole Luxembourg indirectly enabled Lernout & Hauspie to falsify revenue figures, through various financial and fiduciary services provided to different persons surrounding the Lernout & Hauspie group.

Crédit Agricole S.A. and its subsidiaries are also involved in a number of other legal disputes, including class action suits in the United States.

BINDING AGREEMENTS

Crédit Agricole S.A. is not bound to any patent or licence, nor to any industrial, commercial or financial supply contract.

Recent trends and outlook

2006 Outlook

Global risk factors in 2006 remain tied to problems relating to the American deficits and the Chinese yuan, and to uncertainty over commodity prices. If oil prices were to level off or even decline somewhat, worldwide growth could move onto firmer ground.

In the United States, the underlying trends at the end of 2005 should continue in 2006, meaning a gradual slowdown in consumer spending, an increase in productive investments and a well-controlled softening of investment in housing. Unemployment levels should continue to decline. Budget and trade imbalances are expected to diminish only marginally at best as business levels wane slightly, leaving the American economy dependent on foreign capital inflows. At the institutional level, the mid-term elections may well refocus geopolitical priorities on the domestic economy. The transition at the head of the Federal Reserve is unlikely to create any disruptions: after eighteen months of regular hikes in the key rate, the cycle of monetary normalisation should be completed by the new Chairman in the first quarter, with key rates expected to reach a ceiling of 4.75% (*versus* 4.25% at end-2005). As short-rate increases come to an end, any rise in bond rates will be capped, while the dollar will lose one of its key drivers. The US currency should begin to trend downward once again, after a lull in the process last year.

In Japan, the business recovery should gain further momentum in 2006, putting an official end to deflation. The Bank of Japan will likely discontinue its efforts to regulate the money supply and prepare to leave behind its «zero interest-rate policy».

In the eurozone, with the economy proving resilient amidst a difficult 2005-2006, there is hope that growth will solidify, and become less dependant on world economic conditions. After several years of virtual stagnation, the recovery in the job market should support European demand. Growth could move up to 2.2%, just over the zone's potential. The biggest risk is the euro: too much of a rise would drag down business confidence. If oil prices were to stabilise, inflation would return to the ECB's target rate of 2%. If so, the central bank could continue very gradually to normalise its monetary policy, aiming to achieve a neutral situation, meaning short rates of 3% *versus* 2.25% at end-2005. However, the increase in short and long rates will be fairly modest and spread over the year so as to avoid stalling the nascent recovery and abruptly weakening the property markets.

The French economy is projected to register growth of around 1.9% in 2006, close to its potential. Domestic demand should continue to be the main business driver. A job recovery is also expected, bolstered by the increase in subsidised contracts.

Outlook for Crédit Agricole S.A. Group

Over the last four years, Crédit Agricole S.A. has undergone radical change and reorganisation, including most significantly the integration of Crédit Lyonnais, which was completed in 2005. The success of this integration is demonstrated by the Group's commercial and financial performance in 2005.

With a stable and structured organisation, the Group is now entering the next phase of its strategic development plan, announced at the end of 2005. This plan, covering the next three years, has set value creation targets based on an ambitious programme to strengthen the Crédit Agricole Group's leading position in retail banking in France and in associated activities, and to develop its operations and share of revenues generated outside France, while also reinforcing the strategic fit between its business lines.

The strategy will leverage four sources of growth: differentiation of the Crédit Agricole and LCL brands, the Corporate Development



Project, access to distribution networks outside France and development of the product platform.

Between 2006 and 2008, the strategic development plan aims to increase revenues by 10% a year and increase the weighting of international activities from 35% to 50%. This growth will go hand in hand with tight control over costs, which should bring the cost-income ratio down by an average of 150 basis points a year. The Group's overall risk profile would not change. All in all, earnings per share should rise by an average of 10% a year[1].

For 2006, *goals have been set for each business line.*

In French retail banking, the Regional Banks have embarked on a high-powered plan to become "the industry benchmark for today's bank customer". The plan will be underpinned by a policy of continuous innovation in banking and financial products, accompanied by the launch of new product lines and services.

LCL has set a deliberately ambitious target of expanding its client base by becoming "first choice through strong commitments to the customer". Toward this end, it will develop new offerings, open new branches and renovate existing ones, maintain a tight rein on costs and continue to improve the cost/income ratio.

The business line also aims to boost the productivity of its operations.

After completion of the final merger efforts in 2005, the major strategic goals for the **Specialised financial services** business line in 2006 are to consolidate the Group's leadership in France and pursue international expansion.

In consumer credit, the focus will be on stepping up sales, through product innovation and by winning access to new markets, bolstering customer loyalty and implementing new technologies. In lease financing, measures will be taken to enhance the efficiency of the commercial networks. In factoring, the product offering will be extended.

In these three businesses, synergy implementation will be accelerated. Synergies among the companies of this business line and the other entities of Crédit Agricole Group will generate cost savings, pool expertise and boost efficiency in their respective markets.

International expansion will continue, through either targeted acquisitions or the creation of new companies.

In Asset management, much of 2006 will be devoted to integrating Nextra. Product lines will be developed that are tailored to the needs of the various distribution networks. The Group will expand its international footprint, especially in Asia. Complementary technical skills will be developed.

(1) Provisional information, as defined by European regulation no. 809/2004 of 29 April 2004, contained in a report by the statutory auditors on earnings estimates (presented in the prospectus - approval no. 06-042 of 13 February 2006). The estimates were based on assumptions that are presented on pages 267 to 268 in the prospectus.

The Group will capitalise on the robust growth being registered in both life and property and casualty **insurance**. Special focus will be placed on property and casualty products whose penetration remains low. We already took steps to achieve our goal of diversifying in the international insurance arena in early 2006, by acquiring stakes in Portuguese insurance companies, Tranquilidade Vida and Espirito Santo Seguros. According to the agreement with partner Banco Espirito Financial Group S.A., Crédit Agricole S.A. will acquire 50% of the capital and managerial control of the two life and P&C bancassurance subsidiaries of Portuguese group BES (see the *section on recent events that follows).*

The development of CACEIS in 2006 will strengthen the Group's position in **the securities business and financial services to institutional customers.** In addition, **in private banking,** the Group aims to consolidate its positions in the high net worth market in France and its presence in fast-growth areas like Asia.

In Corporate and investment banking, the corporate banking business will continue efforts to broaden its customer base and its positions in geographic zones that offer better returns, to further streamline the IT systems of its international operations and to complete the Basle II project.

In the capital markets and investment banking businesses, there are plans to strengthen electronic distribution capability in cash products. In equity derivatives and funds, the goal is to extend the commercial offering, improve structuring capability and develop sales of structured products using the CASAM platform. The geographic reach of CA Cheuvreux will be expanded in the United Kingdom and Eastern Europe, as will that of Calyon Financial in Asia. Development of CLSA will continue in the Japanese, Indian and Chinese markets.

In line with the Group's development plan, **International retail banking** will concentrate its efforts in two zones:

- Western Europe, where investments will be aimed at drawing benefit from the entire distribution-production value chain of the Group's business lines;
- Central and Eastern Europe and the Mediterranean Basin, through targeted acquisitions that offer strong growth potential.

Deals made since the beginning of 2006 are already helping us achieve our goals.

In addition to acquiring control of Portuguese group Banco Espirito Santo's two insurance companies, the acquisition with Egyptian partner MMID in early 2006 of a 74.6% stake in Egyptian American Bank (EAB) marks the first step of the Group's international expansion since the announcement of its development plan (see the recent events section below). By merging EAB and Calyon Bank Egypt, their joint subsidiary, Crédit Agricole S.A. and MMID will strengthen their position in the Egyptian market and create a leading provider of banking services to personal customers and middle-market corporate customers.

Recent events

Recent acquisitions and partnerships are an integral part of this ambitious programme.

Crédit Agricole S.A. expands its activities in Egypt

Excerpt from a press release dated 5 January 2006

Crédit Agricole S.A. and its Egyptian partner El Mansour & El Maghraby Investment and Development Co (MMID) have signed a Sale and Purchase agreement with Bank of Alexandria S.A.E. and American Express Group for the acquisition of the 74.6% they jointly own in Egyptian American Bank. Crédit Agricole S.A. is to acquire 75% of these shares and MMID 25%.

Crédit Agricole S.A. and MMID have agreed to pay EGP 45 per share, which values 100% of Egyptian American Bank at EGP 2,916 million (€421.4 million).

Egyptian American Bank has the third-largest private retail banking network in Egypt, with 36 branches, and a market share of approximately 2%. At 30 September 2005, net banking income totalled EGP 433 million (€62.6 million), and EAB had EGP 1,019 million (€147.4 million) of capital. The bank employs 1,200 people serving approximately 100,000 retail clients and 800 corporate and institutional clients. By merging the businesses of Egyptian American Bank and Calyon Bank Egypt, the joint subsidiary of Crédit Agricole and MMID, Crédit Agricole S.A. and MMID will strengthen their position in the Egyptian market, with a view to creating a leading provider of banking services to personal customers and corporate customers.

Egyptian American Bank is listed on the stock market in Cairo and Alexandria.

Subject to obtaining all approvals required from the Central Bank of Egypt and the Egyptian Capital Market Authority, Crédit Agricole S.A. and MMID will launch a tender offer on up to 100% of the issued shares of Egyptian American Bank.

Finaref and La Maison de Valérie, a Redcats mail-order brand, sign a partnership agreement

Excerpt from a press release dated 9 January 2006

Finaref, the leader in private label cards and a subsidiary of the Crédit Agricole SA Group, has signed an exclusive partnership agreement with La Maison de Valérie, a Redcats mail-order brand specialising in home furnishings.

La Maison de Valérie, which had developed its own financing solution, began discussions in April 2005 to select a financing specialist to expand its line of consumer loans. Finaref was selected for its expertise in direct selling financial products, a business in which it has over 35 years of experience.

As part of this agreement, Finaref will develop a selection of financial services for La Maison de Valérie customers, expanding the current offering to include a broad range of financial products, including revolving credit and creditor insurance. A special card will be created using the brand's image.

The partnership is scheduled to become operational in the fourth quarter of 2006.

Finaref and Alpha Crédit form Finalia, a jointly owned consumer credit company in Belgium

Excerpt from a press release dated 6 February 2006

Alpha Crédit, a subsidiary of Fortis, is partnering with Finaref, a Crédit Agricole subsidiary, to form a joint Brussels-based company called Finalia. Under the agreement, which is subject to the approval of the Belgian and European authorities, the new entity will be 51% owned by Finaref and 49% by Alpha Crédit. The chairman of the board of directors, appointed by Finaref, will be Laurent Garin, and the chief executive, chosen by Alpha Crédit, will be Marc Smet, who will manage Finalia's operations.

The joint company will provide consumer financial services for the large and medium-sized retail sector (ex automobile). These services will include consumer credit, issuance and administration of private-label and co-branded store cards linked to revolving credit accounts, and the distribution of payment protection insurance for loans granted by the company.

Finaref is providing Finalia with its portfolio of Belgian customers who shop with La Redoute and Fnac, together with its skills in managing partner retailers. Alpha Crédit will contribute in-depth knowledge of the Belgian market and its credit issuance and management platforms.

Commenting on the agreement, Hubert de Pelet, Chairman of the Executive Board of Finaref, said: "Through Finalia, Finaref will be able to pursue its expansion in Europe with the backing of a key player in the Belgian consumer credit market. Our group has built a relationship of trust with Alpha Crédit in recent years, and we are convinced that Finalia will allow us to enhance our services for the customers of our partners, Fnac and La Redoute".



Calyon acquired 100% of the share capital of Omicron Invest Management GmbH

Excerpt of a press release dated 7 February 2006

Calyon, the corporate and investment bank of Credit Agricole group, acquired 100% of the share capital of Omicron Invest Management GmbH, a fully licensed CDO management company based in Vienna, founded by Messrs Marcus Klug and Manfred Exenberger.

Marcus Klug and Manfred Exenberger will bring to Calyon their experience in the management of CDOs invested in ABS/MBS/CDOs, operational management expertise and access to investors. They have been active in developing quantitative models to capture the complex risks of CDOs and will continue to build on this cutting edge technology with their partners.

The founders of Omicron will continue to manage the business at arm's length and will work closely with the other existing CDO Management activities of Calyon (in New York, London and Paris) in order to position these activities as an integrated structured credit platform, with a particular collateral focus on leveraged loans, ABS/MBS and CDOs.

Espírito Santo Financial Group S.A. and Crédit Agricole S.A. to strengthen their partnership in Portuguese bancassurance

Sale by Crédit Agricole S.A. to Espírito Santo Financial Group S.A. of its indirect holding in Tranquilidade Seguros, traditional insurance company of Espírito Santo Financial Group S.A.

Excerpt from a press release dated 20 February 2006

- Espirito Santo Financial Group S.A. ("ESFG") and Credit Agricole S.A. ("Crédit Agricole S.A.") have agreed that CASA will acquire 50% of the capital and have management control of the life and non-life bancassurance subsidiaries of ESFG in Portugal, respectively Tranquilidade Vida and Espirito Santo Seguros.
- Simultaneously, Banco Espirito Santo ("BES"), a subsidiary of ESFG, will acquire the other 50% of the capital of Tranquilidade Vida and will hold 25% of the capital of Espirito Santo Seguros while Tranquilidade Seguros will continue to own 25%.
- In addition, ESFG will have 100% ownership of Tranquilidade Seguros (buying out the minority interests indirectly owned by CASA) which will be the vehicle for conducting the non-bancassurance operations of the group.
- In addition, ESFG will use the proceeds of this restructuring to de-leverage its consolidated balance sheet.

STRATEGIC RATIONALE

- For **CASA**, these transactions fit with its strategy to develop bancassurance as one of the drivers of its international expansion. They also testify to the quality of CASA's long-standing partnership with the Espirito Santo Financial Group. The partnership between the two groups in bancassurance in Portugal offers significant value creation opportunities by combining CASA's bancassurance expertise with the broad customer base, distribution capabilities and market knowledge of BES.
- In turn, after these transactions, **BES** will be able to diversify further its revenue base and participate more directly in the increasingly important life and non-life bancassurance activities. These activities will also allow BES to benefit more directly from the convergence of banking and insurance products, especially in the life pensions business, where it already has a leading market share in the Portuguese market.
- For **ESFG**, these transactions will streamline and focus the structure of its non-life agent business (whilst still maintaining an indirect interest in the bancassurance business through its stake in BES) and increase the range of its products by adding profitable non-bancassurance life business to its current portfolio of traditional non-life products. The company's agents will continue to emphasise the more recent and rapidly increasing area of sales of select banking products originating from BES, through *assurfinance*. In addition, these transactions will enable ESFG to increase its financial flexibility by de-leveraging its consolidated balance sheet.

STRUCTURE OF THE TRANSACTIONS

- Acquisition by CASA of 50% of Tranquilidade Vida and 50% of Espírito Santo Seguros.
- Acquisition by BES of 50% of Tranquilidade Vida and maintenance of its 25% shareholding in Espírito Santo Seguros. Subject to EGM approval, BES will finance these acquisitions by issuing new shares in 2006.
- Tranquilidade Seguros will retain its 25% shareholding in Espírito Santo Seguros.
- CASA will have the management control of both Tranquilidade Vida and Espirito Santo Seguros, while BES will be responsible for the distribution of all products from those companies. Both companies will enter into a 25-year distribution agreement with BES.
- ESFG will acquire the 33.3% stake indirectly owned by CASA in Tranquilidade Seguros, the non-life non-bancassurance insurance subsidiary of ESFG. Alongside this operation, Tranquilidade Vida's life insurance portfolio originated via the broker and agent channel will be transferred from Tranquilidade Vida to Tranquilidade Seguros.

VALUATIONS

The transactions will value 100% of the bancassurance activities of Tranquilidade Vida at €900 million and Espirito Santo Seguros at €80 million.

The total consideration for 100% of Tranquilidade Seguros will be €398 million including the capital gains on its stakes in Tranquilidade Vida and Espirito Santo Seguros. Tranquilidade Vida's broker and agent portfolio transferred to Tranquilidade Seguros will be valued at EUR50 million.

TIMING

These transactions are likely to be completed in the second quarter of 2006, and are subject to the approval of the relevant authorities.

Crédit Agricole SA expands its activities in Ukraine

Press release dated 24 March 2006

Crédit Agricole S.A. has signed a Sale and Purchase Agreement with JSC Index Bank shareholders for the acquisition of at least 98 per cent of its share capital. The price Crédit Agricole S.A. agreed to pay values 100 per cent of Index Bank at UAH 1,326 millions (€220m).

Index Bank was created in 1993, and now ranks among Ukraine's leading banks with 186 offices including 25 branches throughout Ukraine. Index Bank reported total assets of UAH 2,330 millions (€389m), a credit and investment portfolio of UAH 1,800 millions (€300m) and a market share of 2 per cent as at 28 February 2006.

The bank has a headcount of 2,900 to service around 210,000 retail clients and 20,000 corporate and institutional clients.

Index Bank's operations, together with those of Calyon Bank Ukraine, which has a 13-year presence and is one of the country's major foreign corporate and investment banks, will enable the Crédit Agricole Group to enhance its position on the fast growing Ukrainian market, thus creating a leading player in both corporate and retail banking.

The completion of this agreement is subject to various customary conditions, including obtaining relevant approvals from the Central Bank of Ukraine and the Ukrainian Anti Monopoly Committee.

After acquisitions in Egypt and Portugal announced earlier in the year, this transaction marks a further step in Crédit Agricole S.A. Group's international expansion.

Analysis of Crédit Agricole S.A. parent company financial statements

At year-end 2005, Crédit Agricole S.A. (parent company) posted net banking income of €2,622 million, an advance of €811 million compared with 2004 (€1,811 million).

This sharp increase was underpinned by growth in revenue from variable-income securities (dividends), which rose by €1,221 million to €3,565 million in 2005, reflecting the good earnings performance of the subsidiaries and the Regional Banks in 2004 and exceptional distributions accompanying capital reallocations within the Group.

The cost of financing working capital (investments in the subsidiaries and Regional Banks net of shareholders' equity including the Fund for General Banking Risks) was (€1,359) million in 2005, *versus* (€1,276) million in 2004, owing to Group acquisitions over the year.

Revenues from the proprietary equity book were boosted by substantial provision write-backs following a series of significant, long-term increases in the value of the portfolio.

"Other net banking income" was a loss of €95 million, compared with a profit of €293 million in 2004, when this line item was lifted by income relating to the distribution of reserves and issue premiums when the ownership structure of the Group's Polish subsidiaries was streamlined.

Operating expenses totalled €486 million, a rise of €76 million on 2004, due to an increase in charges relating to pension benefits, studies and outsourced work.

Gross operating income amounted to €2,136 million in 2005, an increase of €735 million over the €1,401 million recorded in 2004.

Risk-related costs remained very low and dropped to €21 million from €24 million in 2004.

The net loss on disposal of fixed assets came to €34 million compared with €561 million in 2004, which was impacted by the impairment charge booked following the reduction in net assets when the ownership structure of the Group's Polish subsidiaries was pared down.

Integration-related costs contracted from €87 million in 2004 to €11 million in 2005. The merger was completed by year-end.

The Group posted an exceptional loss of €666 million, €665 million of which stemmed from the booking on 1 January 2005 of a provision against risks arising from Crédit Agricole S.A.'s unfavourable commitments in relation to home purchase savings schemes. Subsequent changes in this provision, which was up by €23 million over the year, adversely affected net banking income.

Offsetting this, however, the Fund for General Banking Risks covering home purchase savings schemes until 31 December 2004 (€610 million), was reversed on 1 January 2005.

In addition, €60 million were allocated to the fund for liquidity and solvency banking risks in 2005, in line with the terms of the agreement established when the fund was set up at the time of Crédit Agricole S.A.'s flotation.

Tax gains, resulting from the tax consolidation mechanism in France, with Crédit Agricole S.A. at the head of the tax relief group, came to €455 million in 2005, up from €383 million in 2004.

Net income for Crédit Agricole S.A. (parent company) was €2,451 million, an increase of €1,202 million over the €1,249 million recorded in 2004.

▶ Five-year financial summary

	2001	2002	2003	2004	2005
Share capital at year-end	**2,916,629,697**	**2,916,629,697**	**4,420,567,311**	**4,420,567,311**	**4,491,966,903**
Number of shares issued	972,209,899	972,209,899	1,473,522,437	1,473,522,437	1,497,322,301
Results and transactions for the financial year *(in millions of euros)*					
Gross revenues(1)	24,293	9,424	13,825	14,708	16,945
Income before tax, employee profit-sharing, depreciation, amortisation and provisions	333	599	539	1,032	1,381
Employee profit-sharing,	16	3	4	0	0
Corporate income tax	16	(362)	(433)	(383)	(455)
Income after tax, employee profit-sharing, depreciation, amortisation and provisions	1,045	1,008	611	1,249	2,451
Dividends paid	535	729	800	954	1,407
Per-share data *(in euro)*					
Income after tax, employee profit-sharing, but before depreciation, amortisation and provisions	0.311	0.985	0.657	0.960	1.226
Income after tax, employee profit-sharing, depreciation, amortisation and provisions	1.075	1.037	0.415	0.847	1.636
Dividend per share(2)	0.55	0.55	0.55	0.66	0.94
Personnel					
Average number of employees(3)	3,245	3,125	2,983	2,685	2,882
Wages and salaries paid during the financial year *(in millions of euros)*	159	160	165	157	177
Employee benefits and social contributions paid during the year *(in millions of euros)*	75	79	84	81	144

Following a decision by the combined annual general meeting of 29 November 2001, the nominal value of each share was reduced from 30 euros to 3 euros and the number of shares comprising the authorised share capital was multiplied by ten accordingly.

(1) 2002, 2003, 2004 and 2005 revenues include income from macro-hedging, net of related charges. If this principle were applied to 2001, revenues for that year would have amounted to €15,810 million.

(2) Net dividend proposed to the AGM of 17 May 2006.

(3) Refers to head office staff numbers.

Recent changes in share capital

Crédit Agricole S.A.'s share capital has not changed since 26 August 2005. The table below shows changes in the share capital over the last five years.

Changes in Crédit Agricole S.A.'s share capital over the past five years

Date and type of transaction	Amount of share capital *(in euros)*	Number of shares outstanding
Share capital at 31/12/2000	**2,240,801,070**	**74,693,369**
04/07/2001		
Dividend reinvestment plan *(General Meeting of 22/05/2001)*	+77,665,530 2,318,466,600	+2,588,851 77,282,220
29/11/2001		
Capital increase following transfer of Regional Banks' interests in transferred subsidiaries (transactions connected with Crédit Agricole S.A.'s flotation) (Board meeting of 31/10/2001 and CNCA combined General Meeting of 29/11/2001)	+547,464,480 2,865,931,080	+18,248,816 95,531,036
29/11/2001		
Ten-for-one share split *(CNCA combined General Meeting of 29/11/2001)*	2,865,931,080	955,310,360
28/12/2001		
Employee share offering *(General Meeting of 29/11/2001)*	+50,698,617	+16,899,539
Share capital at 31/12/2001	**2,916,629,697**	**972,209,899**
Share capital at 31/12/2002	**2,916,629,697**	**972,209,899**
19/06/2003		
New share issue *(Board meeting of 10/06/2003)*	+1,059,857,214 3,976,486,911	+353,285,738 1,325,495,637
10/10/2003		
Employee share offering *(Board meetings of 21/05 and 09/09/2003)*	+75,699,792 4,052,186,703	+25,233,264 1,350,728,901
24/11/2003		
Share issue for cash *(Board meeting of 09/09/2003)*	+368,380,608	+122,793,536
Share capital at 31/12/2003	**4,420,567,311**	**1,473,522,437**
Share capital at 31/12/2004	**4,420,567,311**	**1,473,522,437**
26/08/2005		
Employee share offering *(Board meetings of 08/03/2005 and 18/05/2005)*	+71,399,592	+23,799,864
Share capital at 31/12/2005	**4,491,966,903**	**1,497,322,301**

Authorisations to effect capital increases

Information required by Order no. 2004-604 of June 24 2004 reforming the system applicable to negotiable securities:

Table summarising authorisations in force granted by the General Meeting of Shareholders to the Board of Directors **to effect capital increases** and use made of such delegations during the year:

General Meeting of 18 May 2005	Delegations of authority	Purpose of delegation and duration	Use made of delegations in 2005
17th resolution	Capital increase by issuance of ordinary shares or any other negotiable securities giving immediate and/or future access to the share capital, with pre-emptive subscription right retained.	All powers given to the Board of Directors to decide any capital increase, and authority, with the faculty to subdelegate to the Chief Executive Officer, or with his consent, to one or more Deputy Chief Executive Officer(s), to: determine the form and characteristics of the negotiable securities, the issue dates, deadlines and issuance procedures; determine the issue price, amounts and effective date etc. within the following limits: • the total nominal amount of capital increases shall not exceed €2 billion or the equivalent value thereof, • the total nominal amount of debt securities granting rights to the share capital shall not exceed €5 billion or the equivalent value thereof. Valid for a term of 26 months.	None
18th resolution	Capital increase by issuance of ordinary shares or any other negotiable securities giving immediate and/or future access to the share capital, with pre-emptive subscription right waived.	All powers given to the Board of Directors to decide any capital increase, and authority, with the faculty to subdelegate to the Chief Executive Officer, or with his consent, to one or more Deputy Chief Executive Officer(s), to: determine the form and characteristics of the negotiable securities, the issue dates, deadlines and issuance procedures; determine the issue price, amounts and effective date etc. within the following limits: • the total nominal amount of capital increases shall not exceed €900 million or the equivalent value thereof, • the total nominal amount of debt securities granting rights to the share capital shall not exceed €5 billion or the equivalent value thereof, • all such issues must be covered by the unused portion of the ceilings set out in the 17th resolution. Valid for a term of 26 months.	None
19th resolution	Capital increase by incorporating reserves, profits, share premiums or other items.	All powers given to the Board of Directors to decide any capital increase, and authority, with the faculty to subdelegate, to: determine the amount and type of monies to be incorporated in the share capital, determine the number of new shares to be issued, establish the dates, etc. within the following limits: • the total nominal amount of the capital increases that may be completed pursuant to this authorization shall not exceed €3 billion and is independent from the global ceiling set forth in the 17th and 18th resolutions. Valid for a term of 26 months.	None

General Meeting of 18 May 2005	Delegations of authority	Purpose of delegation and duration	Use made of delegations in 2005
20th resolution	Share offerings for employees of the Crédit Agricole Group who are members of a company savings scheme.	All powers given to the Board of Directors to carry out any capital increase(s), with the faculty to subdelegate, and to determine the terms, conditions and procedures, etc. within the following limits: • the total nominal amount of the capital increase(s) that may be completed pursuant to this authorization shall not exceed €150 million; • the subscription price of the shares may neither be more than the average price quoted on the Euronext Eurolist during the 20 trading days preceding the date of the decision, nor more than 20% below this average. Valid for a term of 26 months.	Issuance in August 2005*
21st resolution	Share offerings for employees of Crédit Agricole International Employees.	All powers given to the Board of Directors, with the faculty to subdelegate, to determine the number of shares to be issued, the dates and any other terms and conditions, etc. within the following limits: • the total nominal amount of the capital increase(s) shall not exceed €40 million; • the subscription price for the new shares shall be the same as the price at which the shares will be offered to other Group beneficiaries (20th resolution) and shall not be more than 20% below the average price quoted on the Euronext Eurolist during the 20 trading days preceding the decision. This authorization shall expire on the day of the Annual General Meeting called to approve the financial statements for the year ending 2005.	Issuance in August 2005*
22nd resolution	Share offerings for employees of the Crédit Agricole Group who are members of a company savings scheme in the United States.	All powers, with the faculty to subdelegate, to determine the number of shares to be issued, the dates and any other terms and conditions, etc. within the following limits: • the total nominal amount of the capital increase(s) shall not exceed €40 million; • the subscription price for the new shares shall be equal to the higher of 85% of the average opening price of the share on Euronext Eurolist during the 20 trading days preceding the day of the decision... and 85% of the average quoted price of the share on the day of the decision. Valid for a term of 18 months.	Issuance in August 2005*

* In 2005, the Board of Directors (meetings of 8 March and 18 May 2005) used its authority under resolutions 20, 21 and 22 approved at the combined General Meeting of the Shareholders of 18 May 2005 to carry out a share offering for employees of Crédit Agricole Group.

This transaction, effective as of 26 August 2005, led to the creation of 23,799,864 new shares, thereby increasing the total share capital of Crédit Agricole S.A. to €4,491,966,903 and the total number of shares outstanding to 1,497,322,301.

▶ Directors' and officers' compensation and appointments

See the chapter entitled "Corporate governance and internal control" on page 30 of this document for information on the compensation, appointments and duties of the Group's directors and officers, as required by section L.225-102-1 of the French Commercial Code under the French NRE (New Economic Regulations) Act of 15 May 2001, by the French Financial Security Act of August 2003, and by Order No 2004-604 of 24 June 2004.

Social and Environmental Information on the Crédit Agricole S.A. Group

After several years of profound changes in the Group's size and organisation, 2005 was a time of consolidation, including in the area of sustainable development.

The role of the Sustainable Development Mission, created in 2002 as part of the central body, was confirmed. The Mission submitted proposals for general guidelines for a socially responsible policy and for coordination, support and even impetus for initiatives in this area. As a result of the Group's policy directions and actions, which are consistent with the values and commitments it made when it joined the United Nations World Pact in March 2003, Crédit Agricole S.A. was admitted to the FTSE4Good in September 2005.

In addition, to facilitate its cross-functional role, at the beginning of 2006, the Mission was attached to the Corporate Secretary's office. As in 2005, it will continue to spearhead the network of 80 Sustainable Development officers from each Group subsidiary or functional unit and each of the 41 Regional Banks.

An entire chapter of Crédit Agricole S.A.'s 2005 annual report is dedicated to sustainable development in every sense of the term, across a broader scope that includes the Regional Banks. The sections below cover social and environmental information required by the implementing decree of the French NRE (new economic regulations) Act.

▶ Information on the workforce and employee relations

Each company of the Crédit Agricole S.A. Group is attached to a business line and has its own employee relations policy, which is overseen by a Human Resources Department. Overall consistency is provided by Group Human Resources.

Data collected for 2005 was extended to include subsidiaries outside France, with each indicator covering 75% to 100% of employees abroad.

I. Crédit Agricole S.A. Group headcount, worldwide

A. Breakdown by business line

	2005		2004[1]	
Business line	Headcount (FTE)	%	Headcount (FTE)	%
French retail banking, cash management	24,843	40.0%	24,138	38.9%
Corporate and investment banking	11,071	17.8%	11,125	17.9%
Specialised financial services	8,535	13.7%	8,190	13.2%
International retail banking and private equity	7,607	12.2%	7,636	12.3%
Asset management and investor services	3,651	5.9%	3,343	5.4%
Private banking (France and international)	2,310	3.7%	2,420	3.9%
Insurance	933	1.5%	907	1.5%
Central functions, operations and logistics (France); proprietary account management	3,162	5.1%	4,242	6.8%
TOTAL	62,112	100%	62,001	100%

FTE = Full-time equivalent.

(1) Lukas was transferred from the Specialised Financial Services business line to International Retail Banking.

The small increase in aggregate headcount (111 FTE) resulted from a 3.17% fall in staff in France (1,376 FTE), offset by a 7.96% increase in staff abroad (1,487 FTE).

In addition to the staff reductions resulting from the merger of operations with Crédit Lyonnais, in France, the change was due primarily to:

- continued synergy-generating efforts, especially in retail banking and investment banking;
- the merger of Transfact and Eurofactor;
- the reorganisation of the Asset Management business line with the creation of CASAM (in partnership with Calyon), Segespar Finance and Segespar Intermediation;
- the formation of Silca (an IT economic interest grouping), which brings together employees of LCL, Calyon and Crédit Agricole S.A.

Abroad, the main changes were attributable to:

- robust growth in retail banking in Poland;
- continued development of the Specialised Financial Services business, especially in Italy.

B. Breakdown by region


7.3%
Central and Eastern Europe
0.4%
Middle East
78.5%
Western Europe
6.3%
Africa
2.4%
North America
0.8%
South America
4.3%
Asia & Pacific

In 2005, the percentage of employees in Western Europe declined by 2 percentage points and increased in Central and Eastern Europe.

At 31 December, 2005, France accounted for 67.5% of the Group's total headcount, compared with 70% at the end of 2004.

II. Group employees in France

A. Breakdown by type of contract at 31 December

	2005	2004
Active permanent staff (FTE)	41,083	42,292
Permanent staff on extended leave of absence (FTE)	5,936	5,081
Total permanent staff (FTE)	**47,019**	**47,373**
Contract staff (FTE)	**870**	**1,037**
TOTAL - FRANCE (FTE)	47,889	48,410

The number of active permanent employees declined by 2.8% in 2005 and the number of contract staff fell by 16.1%.

The 16.8% rise in permanent staff on extended leave of absence is due mainly to an increase in the number of employees who have taken early retirement with termination of their employment agreement.

Contract employees accounted for 2.1% of the active workforce at the end of 2005. Of these, 30% are managerial staff. Contract staff agreements signed in 2005 are broken down evenly between contracts for replacement and contracts associated with increased business.

Temporary staff accounted for 1.6% of the active permanent workforce, with an average of 656 full-time equivalents over the year.

Total relief staff amounted to 3.7% of the total active permanent workforce.

The workforce also includes young people in work-study programmes or internships. In 2005, the number of work-study contracts represented 4% of the total active permanent workforce.

Average monthly headcount	
Professionalisation contracts (formerly qualification, orientation, adaptation contracts)	397
Apprenticeship contracts	410
Student interns	837
% of business scope in France: 98%	

In June 2005, the Crédit Agricole S.A. Group signed the apprenticeship charter in partnership with the Institut de l'Entreprise as part of the initiative to promote on-the-job training introduced by Jean-Louis Borloo, Minister of Employment, Solidarity and Housing.



Some 100 corporations have signed this charter, including 30 CAC 40 companies. They are committed to extending their on-the-job training programs through apprenticeship and professionalisation contracts.

This reflects the Crédit Agricole S.A. Group's dedication to promoting training and employment for new graduates.

B. Breakdown of active permanent workforce at 31 December 2005

1. BREAKDOWN BY GENDER AND BY CATEGORY


2005
25.33%
18.08%
16.16%
40.43%
2004
24.96%
18.54%
15.55%
40.95%
0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100%
Men/Management
Men/Non-management
Women/Management
Women/Non-Management

The breakdown of the permanent workforce by gender did not change between December 2004 and December 2005 (56.5% are women).

The trend seen in 2004 continued, with the overall percentage of managerial staff rising by 1 percentage point to 41.5% at 31 December 2005, reflecting an increase of 0.6 point for women and 0.4 point for men.

2. AGE AND YEARS OF SERVICE

The average age of the workforce dipped by comparison with the situation at end-2004. The average age was 42 and the average length of service was 18 years in 2005, compared with 43 and 20 years, respectively, in 2004.

BREAKDOWN BY AGE


60 < age
55 < age < 60
50 < age < 55
45 < age < 50
40 < age < 45
35 < age < 40
30 < age < 35
25 < age < 30
20 < age < 25
age < 20
Men/Non-management
Men/Management
Women/Non-Management
Women/Management
6000 5000 4000 3000 2000 1000 0 1000 2000 3000 4000

The breakdown of the workforce by age changed by comparison with the previous year, with an increase in junior and senior employees. The percentage of staff under age 30 rose from 14.2% to 16.1% and the percentage of employees over age 50 advanced from 35.6% to 35.8%.

PROJECTED NUMBER OF EMPLOYEES WHO WILL REACH AGE 60 OVER THE NEXT 10 YEARS


2500
2000
1500
1000
500
0
in 2005 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015

The projection for the next ten years shows that the number of employees reaching age 60 will increase sharply (by 400%) between 2008 and 2010 and will then stabilise at 2,000 employees per year on average from 2010 to 2015.

C. Working time

1. CONTRACTUAL WORKING TIME

BREAKDOWN OF ACTIVE PERMANENT EMPLOYEES AT 31 DECEMBER 2005 BY CONTRACTUAL WORKING TIME

	Management	%	Non-management	%	Total	%
Hourly	5,495	32%	24,223	100%	29,718	71%
Daily	11,608	67%	68	0%	11,676	28%
Other	183	1%	33	0%	216	1%
TOTAL	17,286	100%	24,324	100%	41,610	100%
% of business scope in France: 98%						

The breakdown of staff by contractual working time within the Group remained stable, with the contractual working time of three-quarters of employees expressed in hours.

2. PART-TIME STAFF

	2005			2004		
	Management	Non-management	Total	Management	Non-management	Total
Part-time staff	1,142	5,790	6,932	1,048	3,450	4,498
Part-time staff as% of total	6.6%	23.8%	16.7%	4.5%	19.4%	10.7%
% of business scope in France:			98%			93%

Of the 6,932 part time employees, 3.9% receive a financial subsidy. The significant increase in part-time employees between 2004 and 2005 was due to more than 2,600 part-time employees formerly covered by the De Robien Act (counted as full-time employees) who opted to convert to "Aubry" part-time employment in 2005 when their contract expired.

BREAKDOWN OF PART-TIME STAFF BY WORKING TIME


76%
70 to 90%
6%
90% to 100%
18%
50% to 70%

Most of the part-time jobs (85%) are held by women and 83% of these jobs are non-managerial.

D. Employment management

1. NEW PERMANENT EMPLOYEES

The number of new employees increased from 1,868 in 2004 to 2,846 in 2005. Three-quarters of all new employees were recruited in the Crédit Lyonnais retail banking segment (56% of the total) and in specialised financial services (18%). This is in keeping with the policy decision made at the beginning of 2003 as part of the Crédit Agricole S.A./Crédit Lyonnais merger, which placed tight restrictions on hiring except for sales staff.


2,500
2,000
1,500
1,000
500
0
Management
Non-Management
2005
Management
Non-Management
2004
N° of externally recruited permanent staff
Conversion of contract to permanent

Of the permanent employees recruited, 51% were under age 26 and 3.1% were over 50.



2. PERMANENT STAFF DEPARTURES (PERMANENT DEPARTURES)

	2005				2004	
	Management	Non-management	Total	%	Total	%
Resignation	302	406	708	22.4%	695	24.0%
Voluntary departure (external transfer)	630	175	805	25.5%	139	4.8%
Retirement and early retirement	407	686	1,093	34.6%	1,590	54.9%
Redundancy and dismissal	168	65	233	7.4%	225	7.8%
Death	16	37	53	1.7%	59	2.0%
Other reasons (departure during trial period, etc)	88	183	271	8.6%	188	6.5%
TOTAL	1,611	1,552	3,163	100%	2,896	100%
% of business scope in France:				98%		98%

In 2004, the Group began to implement the employment agreement through job preservation plans for each company. As a result, in 2005, a larger number of employees left the Group under financial incentive arrangements, through voluntary departures (external transfers) and early retirement with termination of the employment contract.

	2005		
	Management	Non-management	Total
Voluntary departure (permanent and pending departures)	903	248	1,151
Men	*485*	*82*	*567*
Women	*418*	*166*	*584*
Retirement and early retirement (with termination of employment contract)	407	686	1,093
Men	*287*	*248*	*535*
Women	*120*	*438*	*558*
TOTAL	1,310	934	2,244
% of business scope in France:			98%

These departures were supplemented by employees who transitioned to subsidised part-time working.

3. INTER-COMPANY TRANSFERS

In 2005, over 600 employees were transferred from one company within the Group to another.

4. PROMOTIONS

During 2005, of 5,249 employees promoted, 58.5% were women. This percentage is higher than the percentage of women in the workforce (56.6%) and is nearly the same as in 2004.

The number of promotions from non-managerial to managerial positions rose by 19.5%

	2005			2004		
	Men	Women	Total	Men	Women	Total
Promotion within non-managerial category	924	2,113	3,037	987	2,357	3,344
Promotion from non-managerial to managerial	422	429	851	353	359	712
Promotion within managerial category	834	527	1,361	813	489	1,302
TOTAL	2,180	3,069	5,249	2,153	3,205	5,358
%	41.5%	58.5%	100%	40.2%	59.8%	100%
% of business scope in France:			98%			96%

E. Compensation and employee savings plans

The Crédit Agricole S.A group's pay policy is part of a global approach to compensation, with a fixed component, an individual variable component based on specific targets and a collective incentive scheme (profit-sharing agreement). Almost all of the Group's business units have agreements which give employees the opportunity to share in the results of their companies.

The subsidiaries within each business division determine their own pay policy in accordance with the principles set by the Group's human resources department.

1. INDIVIDUAL SALARIES

The average gross annual salary of permanent employees was approximately 41,800 euros in 2005, compared with 39,960 euros at the end of 2004). Of the aggregate increase since 2004, two-thirds was due to an increase in fixed compensation and one-third, to an increase in variable compensation, mainly following payment of bonuses under reorganisation plans.

This change must be viewed in context, due to a change in the scope of consolidation for certain figures by comparison with 2004.

AVERAGE BASE MONTHLY SALARIES FOR ACTIVE PERMANENT EMPLOYEES AT 31 DECEMBER 2005

	Women	Men	Total
Managers	€3,659	€4,565	€4,205
Non-managers	€2,117	€2,009	€2,082
TOTAL	€2,566	€3,448	€2,953
% of business scope in France: 98%			

The average base monthly salary for non-managers at 31 December 2005 was €2,082 (a 1.8% year-on-year increase).

The average base monthly salary for managers was 3.4% higher than in the previous year. This was due partly to the broader scope of the population surveyed.

Average compensation paid to female mangers increased by 2.5%.

2. COLLECTIVE INCENTIVE SCHEMES

Almost all Crédit Agricole S.A. Group business units have a profit-sharing agreement and an incentive scheme, which give employees the opportunity to share in the results and growth of their business units.

TOTAL VARIABLE COMPENSATION PAID IN 2005

	Total	No. of beneficiaries	Average amount
Profit-sharing	€57,832,110	16,878	€3,426
Incentive scheme	€115,314,579	47,296	€2,438
Employee savings plan top-up	€23,350,661	32,954	€709
% of business scope in France: 95%			

3. EMPLOYEES SAVINGS PLANS

At the end of 2005, the value of Group employee savings plans totalled €1.9 billion. In 2005, the Crédit Agricole S.A. group, which has a strong commitment to developing attractive compensation systems, continued to review the application of schemes created under the Fillon Act and designed to enable employees to build up retirement savings.

In 2005, the Group carried out a capital increase reserved for employees. Launched two years after the last capital increase also reserved for employees following the merger with Crédit Lyonnais, this move demonstrates the Group's desire to continue to involve employees in its growth. Subscription to the capital increase was high, showing employees' confidence in the company. A total of 60,000 employees subscribed to shares representing a total of €462.5 million, reduced to €400 million.

At 31 December 2005, Crédit Agricole S.A. employees, including Regional Bank employees, owned 5.8% of the Group's share capital.

F. Company-wide agreements

In 2005, the dialogue between employees and management led to the signature of over 139 company-wide agreements and negotiations in implementing the new provisions on employee training as well as agreements on the reorganisations at Groupe Segespar and CA Leasing.

Topic of agreement	Number
Salary and related: Mandatory annual negotiations, variable collective incentive schemes, company savings plan, employee share ownership plan, provident schemes	68
Group reorganisation: Collective agreement, merger, composition of economic and social unions, adjustments to collective status	17
Training	7
Staff representation bodies	22
Employment: Early retirement and CATS pension plan, geographical transfers, staff transfers	3
Working time: Working time adjustments, hours, time savings account	17
Other: Information technology, work organisation, handicapped workers, exceptional work,	5
TOTAL	139
% of business scope in France:	98%



G. Absenteeism/reason/status

ABSENTEEISM (NUMBER OF WORKING DAYS)

	2005							2004(*)	
	Management		Non-management		Total		Ave. days' absence per employee	Total	
Reason for absence	Women	Men	Women	Men	No.	%		No.	%
Illness of less than 3 days	2,215	2,225	10,582	4,139	19,160	2%	0.47	18,425	2%
Illness of 3 or more days	54,413	48,875	290,172	86,353	479,813	62%	11.86	504,585	64%
Accidents during travel to or from the workplace	1,304	1,254	8,259	2,385	13,202	2%	0.33	10,560	1%
Accidents in the workplace	798	1,179	7,140	1,965	11,082	1%	0.27	12,694	2%
Maternity/paternity/ breastfeeding leave	66,415	2,303	101,986	473	171,177	22%	4.23	173,127	22%
Authorised leave	17,162	12,280	27,702	9,233	66,377	9%	1.64	49,109	6%
Other reasons	1,662	2,674	7,208	3,232	14,776	2%	0.37	22,084	3%
TOTAL	143,969	70,789	453,048	107,780	775,586	100%	19.17	790,584	100%
% of business scope in France:						95%			93%

* *Figures recalculated in calendar days.*

The number of days of absence per employees averaged 19 days (including 4 days for maternity leave).

H. Health and safety

NUMBER OF ACCIDENTS

	2005		
	Management	Non-management	Total
Accidents in the workplace	92	199	291
Accidents during travel to work	91	294	385
TOTAL	183	493	676
% of business scope in France:			95%

The accident frequency rate (number of accidents/average number of employees) was 1.7%.

In 2005, more than 690 meetings were held with the various Councils for Occupational Safety, Health and Working Conditions (CHSCT) and over €55 million were spent on prevention to protect employee health and safety.

LCL has set up an intranet site to educate its employees on occupational safety. It contains four information campaigns in two broad categories-news and prevention.

Each category contains several items:
- knowledge improvement (symptoms, causes, treatments);
- a comparison of healthcare systems and options; and
- information on healthcare costs.

This information aims to build each employee's awareness of the need to be a responsible consumer.

I. Training

		Management	Non-management	Total
Number of employees trained	Women	5,865	16,858	22,723
	Men	8,979	7,860	16,839
	TOTAL	14,844	24,718	39,562
Number of hours of training	Women	153,258	464,827	618,085
	Men	230,276	261,261	491,537
	TOTAL	383,534	726,088	1,109,622
% of business scope in France:	97%			

In 2005, 39,562 employees received training, or nearly 95% of active permanent employees at the end of 2005 compared with 79% in 2004. This significant change in the number of staff trained is due mainly to Fides group training, which is designed build awareness of compliance and ethics among all Crédit Agricole S.A. Group employees.

The number of hours of training dispensed in 2005 was fairly stable by comparison with 2004.

The Crédit Agricole S.A. Group spent approximately 4% of its aggregate payroll on training.

Knowledge area	2005 No. of hours	2005 %	2004 No. of hours	2004 %
Knowledge of Crédit Agricole S.A. Group	24,944	2.2%	34,754	3.2%
Personnel and business management	50,563	4.6%	46,579	4.2%
Banking, law, economics	710,178	64.0%	807,972	73.5%
Insurance	10,977	1.0%		
Financial management (accounting, tax, etc.)	23,456	2.1%		
Risk	73,173	6.6%		
Methodology, organisation, quality	25,460	2.3%	21,081	1.9%
Purchasing, marketing, distribution	10,650	1.0%	19,556	1.8%
IT systems, networks, telecommunications	46,738	4.2%	49,345	4.5%
Languages	46,259	4.2%	45,904	4.2%
Office systems, business-specific software, new technology	37,339	3.4%	31,700	2.9%
Personal development, communication	23,757	2.1%	25,038	2.3%
Health and safety	1,881	0.2%		
Human rights and the environment	4,722	0.4%		
Human resources	19,527	1.8%	17,809	1.6%
TOTAL	1,109,622	100%	1,099,738	100%
% of business scope in France:		97%		97%

BREAKDOWN OF TRAINING TIME BY KNOWLEDGE AREA


4.6%
Personnel and business management
6.6%
Risk
64.0%
Banking, law, economics
4.2%
IT systems, networks, telecommunications
4.2%
Languages
3.4%
Office systems, business-specific software, new technology
2.3% Methodology, organisation, quality
2.2% Knowledge of the Crédit Agricole S.A. Group
2.1% Personal development, communication
2.1% Financial management (accounting, tax, etc)
1.8% Human resources
1.0% Insurance
1.0% Purchasing, marketing, distribution
0.4% Human rights and the environment
0.2% Health and safety

J. Integrating handicapped workers

In June 2005, the company-wide agreement on **integration of disabled people** was signed by all of the trade unions. This agreement sets out specific, ambitious goals for recruiting and retaining disabled employees and for working with the protected sector. This is the first company-wide agreement to this type enacted by the Paris Office of Labour, Employment and Professional Training. At the end of 2005, some 1,700 employees in France with disabled status accounted for 4.1% of the base workforce.

Finaref continued the policy of integrating disabled people that it initiated several years ago. The company negotiated a new agreement and formed a partnership with AGEFIPH (*Association de gestion du fonds pour l'insertion des personnes handicapées*) to fight against discrimination of all kinds. In 2005, Sofinco developed its policy to support the handicapped by adapting workstations and training managers, among other initiatives.



III. Crédit Agricole S.A. Group employees outside France

A. Breakdown and movements in workforce outside France

The number of employees outside France amounted to 20,159 FTE. Women accounted for 48.7% of the total and trainees, for 1.6%.

BREAKDOWN OF WORKFORCE OUTSIDE FRANCE AT 31 DECEMBER 2005 (FTE)


33.6%
Western Europe
22.6%
Central and Eastern Europe
1.2%
Middle East
19,4%
Africa
13.1%
Asia & Pacific
7.5%
North America
2.6%
South America

Region	% of women in workforce	% of business scope
Western Europe (outside France)	46.0%	87%
Central and Eastern Europe	66.3%	90%
Middle East (including Turkey)	33.3%	100%
North and South America	34.7%	63%
Africa	39.4%	100%
Asia and Pacific	50.2%	60%
TOTAL	48.7%	84%
100% of business scope outside France		

While Corporate and Investment Banking operates in all regions of the world, Specialised Financial Services is active only in Europe, where it accounts for approximately one-quarter of the workforce.

International Retail Banking accounts for a high percentage of the staff in Europe (especially in Poland), with 30% of the staff, as does International Private Banking (15%).

In Africa, where LCL has a long history, the bulk of business is in International Retail Banking.

MOVEMENTS IN FULL-TIME PERMANENT STAFF (OR EQUIVALENTS)

	2005			
	Incoming	Outgoing		% of business scope
Region		Total	Of which:% resigning	
Western Europe (outside France)	892	763	55.7%	87%
Central and Eastern Europe	714	416	81.7%	90%
Middle East (including Turkey)	31	23	82.6%	100%
North and South America	177	183	61.2%	63%
Africa	294	254	39.0%	100%
Asia and Pacific	274	313	74.4%	60%
TOTAL	2,382	1,952	62.9%	84%

Women accounted for 49.5% of all new incoming staff, mainly because of Central and Eastern Europe where 66% of new recruits were women.

B. Age and years of service

	2005		
Region	Average age	Ave. length of service (years)	% of business scope
Western Europe (outside France)	37.6	7.7	87%
Central and Eastern Europe	32.4	11.9	90%
Middle East (including Turkey)	39.8	11.0	100%
North and South America	40.9	8.4	63%
Africa	41.9	14.9	100%
Asia and Pacific	38.0	7.8	60%
TOTAL	38.0	10.5	84%

The average length of service is about the same for men and women. But female employees are younger than their male counterparts, with a three-year gap in average age.

BREAKDOWN OF WORKFORCE OUTSIDE FRANCE BY AGE BRACKET


Total
Asia & Pacific
Africa
North & South America
Middle East (Including Turkey)
Central and Eastern Europe
Western Europe (excluding France)
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Under 30
30 - 50
Over 50

84% of business scope outside France.

C. Training

Region	Employees trained (% of workforce at year-end) 2005	Training expenditure (% of payroll) 2005	Amount spent on training per employee 2005	% of business scope 2005
Western Europe (outside France)	70.2%	1.4%	520 €	73%
Central and Eastern Europe	73.8%	1.9%	237 €	87%
Middle East (including Turkey)	41.1%	1.1%	251 €	72%
North and South America	65.7%	1.1%	1,109 €	58%
Africa	99.2%	2.0%	365 €	87%
Asia and Pacific	47.1%	0.5%	352 €	60%
GLOBAL	75.5%	1.3%	432 €	75%

Outside France, banking and languages account for the highest percentage of total training time.


8.3%
Risk
8.5%
Financial management (accounting, tax, etc.)
9.5%
Methodology, organisation, quality
22.8%
Languages
24.0%
Banking, law, economics
7.2%
Personal development, communication
5.6%
Office systems, business-specific software, new technology
4.3%
IT systems, networks, telecommunications
4.8%
Personnel and business management
2.3% Purchasing, marketing, distribution
1.0% Knowledge of the CA S.A. Group.
0.7% Human rights and the environment (sustainable development)
0.6% HR
0.5% Insurance

% of business scope outside France: 52%.

▶ Regional considerations

For many years, the Regional Banks, which are 25%-owned and therefore not part of the Crédit Agricole S.A. Group's business scope within the meaning of the French NRE Act, have been involved in regional development and economic insertion initiatives (see pages 75 to 77 of the chapter on sustainable development in the 2005 annual report).

▶ Environmental information

In 2005, the Crédit Agricole S.A. Group stepped up measures to take into account its direct and indirect impact on the environment. The Regional Banks, which are 25%-owned and therefore not part of the Crédit Agricole S.A. Group's business scope within the meaning of the French NRE Act, have also taken initiatives regarding their direct and indirect impact, in some cases by working closely with the central body (see section on the environment, pages 72 to 74 of the chapter on sustainable development in the 2005 annual report).

A. In-house environmental policy

While the bank's impact on the environment is limited, it is not insignificant for a group with 60,000 employees. To address this, in 2005 the Group decided to draw up an initial assessment of internal consumption, which would also promote awareness among its employees. This policy will continue in 2006.



A more accurate assessment of raw materials consumption

A inventory of consumption of energy and consumables (paper, computer and office equipment supplies) and of waste sorting and recycling was drawn up by an outside firm. The survey covered the Crédit Agricole S.A. Group's facilities in the Ile-de-France region, comprising five major sites with a total floor area of 465,000 m². Initially, information on energy consumption was collected at all sites in a uniform manner. The Sustainable Development Committee will look at areas of improvement when it meets during the half-year of 2006.

UTILITY CONSUMPTION

	Unit	Total
Electricity	MWh	76,770
Heating	MWh	41,760
Gas	MWh	4,543
Water	M³	413,720

In-house initiatives

ENERGY

The 70,000 m² Saint-Quentin site initiated an energy reclamation policy: heat emitted by the computer rooms is recovered and distributed throughout the complex to heat all offices in the site's four buildings. The boiler does not turn on until the outside temperature drops below 3 °C. As a result, Saint-Quentin derives nearly 60% of energy used for heating from reclamation.

WASTE

In December 2005, the Logistics Department extended the battery and ink collection, removal and recycling policy that has been tested at Saint-Quentin-en-Yvelines since 2003 to all Crédit Agricole S.A. Group sites in Ile-de-France,

Their 20,000 employees can now deposit used batteries and ink cartridges in some twenty battery collection points in the building lobbies and cafeteria entrances and in special ink cartridge bins placed near photocopy machines.

An estimated 25,000 ink cartridges and 3,000 kilograms of batteries will be recycled in 2006.

A selective sorting system for paper will be instituted in the Saint-Quentin offices during the first quarter of 2006, by installing dual-compartment waste paper baskets and dedicated bins for transporting recyclable paper. Crédit Agricole Immobilier will extend this system to all sites during 2006. An estimated 4,000 tonnes of paper will be recycled.

Lastly, during the first quarter of 2006, an action plan on the handling of obsolete IT and office equipment will be proposed. It will apply to some 10,000 workstations each year.

There are a number of ways to dispose of such equipment. It could be donated, sold or dismantled, among other options.

The decisions will be made based on two criteria:
- compliance with environmental regulations;
- the security of Crédit Agricole S.A. and its subsidiaries.

At the end of 2006, the Crédit Agricole S.A. Group will have a complete, secure system for handling office waste.

EMPLOYEE AWARENESS

In 2005, for Sustainable Development Week, the Group created an entertaining, educational online exhibition to raise employee awareness of the challenges of sustainable development and of Crédit Agricole's initiatives in this area. The exhibition, which could be viewed on the intranet, received the Ministry of Ecology and Sustainable Development's stamp of approval.

Following a period of observation, 2006 will be a year of action: During the first half of 2006, the Crédit Agricole S.A. Group will carry out a **carbon assessment** covering all of its facilities in Ile-de-France. Based on the survey findings, the Sustainable Development Mission will submit recommendations on areas of improvement to the Group's Sustainable Development Committee.

B. Environmental considerations and the Crédit Agricole S.A. Group's core businesses

Unifergie

This subsidiary of Crédit Agricole Leasing specialises in financing projects in the energy and environmental sector. With its 20 years of experience, Unifergie has developed sector expertise in the sustainable development niche, making a leader in its market.

In 2005, the company financed windmill farm projects for farmers who are customers of the Crédit Agricole Regional Banks and investors specialising in independent electricity production. Over three years, Unifergie will have financed 200 MW, or nearly 25% of the installed windmill base, including 120 MW in 2005 alone.

Unifergie also continued to finance projects in its other areas of expertise, including waste reclamation for facilities that are being brought up to standard and the creation of new treatment plants.

Lastly, Unifergie provided financing for a district heating system that operates on biomass energy. The project also received financial support from ADEME, the French Environmental and Energy Conservation Agency.

Calyon and the Equator Principles

The Equator Principles were established by the World Bank and International Finance Corporation (IFC). They apply to structured loans and project finance deals of over USD50 million. Thirty-five financial institutions have adopted these principles. Calyon is the only French 'Equator' bank.

Calyon continued and stepped up implementation of the Equator Principles in 2005 and applied them to all new structured project finance deals. Likewise, in order to complete the environmental and social review of its portfolio of projects, Calyon undertook to apply 'Equator' methodology to certain deals that did combine all the characteristics of project finance or with an underlying investment of less than USD50 million.

During 2005, an Independent Committee chaired by Calyon's Compliance Department and made up of Crédit Agricole Group experts was created to validate the classification of selected projects into three categories (A, B, C based on a decreasing potential social or environmental risk scale).

To ensure that the Equator Principles are effectively and adequately implemented, a new tool for environmental and social assessment of projects will be introduced during the first quarter of 2006, together with special user training. This system is designed accurately to identify the key issues relating to classification of projects in each industrial sector in which Calyon is active and should provide invaluable assistance to the officers in charge of assessing such projects. This operational approach to factoring in these new challenges aims to ensure a higher level of sophistication and to build closer relationships between Calyon and its customers.

The review process for IFC environmental and social standards, which took place during 2005, gave Calyon an opportunity to participate in the dialogue on this subject between the 'Equator' banks and their partners (IFC, customers and non-governmental organisations). Calyon's involvement via its participation in task forces and the organisation of two days of consultation between the 'Equator' banks and the IFC in April 2005 reflects its active commitment to promote open, constructive dialogue among the interested parties and to make a useful contribution to the revisions of the Equator Principles, which will grow out of it in 2006.

As of 31 December 2005, 254 projects had undergone environmental and social review. After approval by the Committee, they were classified as follows:

- 6% rated A;
- 82% rated B;
- 12% rated C.

Calyon's application of the Equator Principles reflects its commitment to the environment and to society. It is entirely in keeping with the spirit of the United Nations World Pact.

These principles are recognised as a world standard and as the expression of best environmental and social practices applied to project finance.

CAAM's voting policy

In applying its voting policy, in 2005, CAAM voted at some 980 general meetings held by 845 companies on all continents. At 435 general Meetings, it voted against 2,330 resolutions. Of these, 20% applied to the appointment of directors and 11% to stock option and bonus share plans. It voted for 265 resolutions submitted by shareholders, 80% of them on corporate governance, 14% on social issues and 6% on the environment.

Gradually factoring in extra-financial risks

The Group Risk Department plays an important role in the internal control system and takes into account issues relating to social and environmental responsibility in carrying out its responsibilities.

In monitoring operational risks and applying Basle II regulations, the Group Risk Department applies a risk identification and measurement system involving risk mapping and incident compilation. In this way, it helps to identify and control risks to the Group's image that would result from failure to comply with its social and environmental responsibilities, whether such risks arise from its relations with customers, the market or suppliers, or, more broadly, from its relationships with society.

Sustainable management of forest lands

The Crédit Agricole S.A. Group is the owner or trustee of 13,500 hectares of forest lands, which it operates in accordance with a sustainable management charter. The timber from these forests carries the European PEFC (Programme for the Endorsement of Forest Certification) label, an assurance of sustainable and environmentally sound management.

C. Partnerships to address collective environmental considerations

In 2005, Crédit Agricole and Crédit Lyonnais provided support to a survey initiated by ADEME (the French Environmental and Energy Conservation Agency) and the MIES (Interministerial Mission on Greenhouse Gas Emissions) on banking practices in Europe involving subsidised loans to individuals for sustainable 'housing'.

At the beginning of 2006, the Group entered into a partnership with the Bird Protection League to survey biodiversity on 160 farms and to identify actions to be taken to promote greater biological diversity. This programme is supported by the Ministry of Agriculture and the Ministry of Ecology, as well as the "Farre", "Organic Farmers" and Sustainable Farming' networks.

D. Supplier relations

Suppliers' obligations to comply with certain environmental, safety and employment practices are set out in general conditions and master agreements.

Furthermore, the Group Purchasing Department progressively requires that its forms suppliers show that they have received Imprim'Vert certification evidencing that they follow environmentally sound practices.

5 Financial information

Consolidated financial statements approved by the Board of Directors on 7 March 2006 p. 116

Consolidated financial statements at 31 December 2005 prepared in accordance with IFRS and comparative data on the same basis p. 214

Information on the parent company financial statements p. 238

Consolidated financial statements approved by the Board of Directors on 7 March 2006

Foreword

Regulatory framework

On 19 July 2002, the European Union adopted EC Regulation 1606/2002, which requires European companies whose securities are traded on a regulated market to produce consolidated financial statements under IFRS as from 2005.

This regulation was supplemented by EC Regulation 1725/2003 of 29 September 2003 on the application of international accounting standards, by EC Regulation 2086/2004 of 19 November 2004 allowing the adoption of IAS 39 in an amended format, and by EC Regulations 2236/2004, 2237/2004 and 2238/2004 of 29 December 2004, 211/2005 of 4 February 2005, 1073/2005 of 7 July 2005, 1751/2005 of 25 October 2005, 1864/2005 of 15 November 2005, 1910/2005 of 8 November 2005 and 2106/2005 of 21 December 2005.

Under the French Ministry of Finance decree No. 2004/1382 of 20 December 2004, companies, even if they are not publicly traded, may prepare their financial statements using International Accounting Standards (IAS) as of 2005. All Crédit Agricole Group entities have elected for this option.

Transition to International Standards

In preparation for transition to IFRS, the Crédit Agricole Group has applied the recommendation issued by the Committee of European Securities Regulators (CESR) on 30 December 2003, which has been transposed into the recommendation on transition to IFRS issued by the Autorité des marchés financiers (AMF) on 6 July 2004. This recommendation sets out the conditions governing financial reporting during the transition period by companies that are subject to international standards.

The consolidated financial statements for the year ended 31 December 2005 are the first to be published by the Crédit Agricole S.A. Group using the IAS/IFRS endorsed by the European Union at that date.

The date of transition to IFRS is 1 January 2004 for all standards except for IAS 32, IAS 39 and IFRS 4. The Crédit Agricole S.A. Group has therefore provided comprehensive comparative data based on IAS/IFRS as of that date. The date of transition for IAS 32, IAS 39 and IFRS 4 is 1 January 2005.

Applicable standards and comparability

In preparing the opening balance sheet and the annual financial statements for 2005, only those accounting rules published in the Official Journal of the European Union as of the closing date have been applied. The standards and interpretations that become effective after 2005 have not been applied.

Because the regulations on the application of IAS 32 and 39 on financial instruments and IFRS 4 on insurance liabilities became effective only on 1 January 2005, the comparative financial statements for 2004 have been presented without the impact of these standards. Consequently, insurance assets and liabilities and financial instruments have been recognised and valued in accordance with French GAAP, as described under the accounting principles and methods presented in the financial statements for 2004. As a result, paragraphs "Financial instruments" and "Insurance activities" below do not apply to 2004 figures.

To facilitate interpretation and analysis of the 2005 data, consolidated figures have also been prepared using comparable standards. They include comparative figures for 2004 that simulate the application of IAS 32, IAS 39 and IFRS 4. This additional information is not included in the regulatory financial statements.

▶ General framework

Legal presentation

Since the extraordinary general meeting of 29 November 2001, the company's name is: **Crédit Agricole S.A.**

Registered office: 91-93, boulevard Pasteur, 75015 Paris

Registration number: 784 608 416, Paris Trade and Companies Registry

APE Code: 651 D

Crédit Agricole S.A. is a *société anonyme* with a Board of Directors governed by ordinary company law and more specifically Book II of the *Code de commerce*. It is also subject to the provisions of the *Code monétaire et financier*, and more specifically Articles L.512-47.

Crédit Agricole S.A. was licensed as an authorised lending institution in the mutual and co-operative banks category on 17 November 1984, and as such is subject to oversight by the banking supervisory authorities, and more particularly the *Commission bancaire*.

Crédit Agricole S.A.'s shares are listed on Euronext Paris' Eurolist, Crédit Agricole S.A. is subject to the prevailing stock market regulations, particularly with respect to public disclosure obligations.

Simplified legal structure of the Crédit Agricole Group

A bank with mutual roots

Crédit Agricole has a unified yet decentralised organisation: its financial business and legal cohesiveness goes together with decentralised responsibility.

The Local Banks (*Caisses locales*) form the bedrock of the Group's mutual organisation. Their share capital is held by 5.7 million members, who elect 34,200 directors. They play a key part in maintaining a strong local presence and close relationships between the Group and its customers. The Local Banks hold the bulk of the capital of the Regional Banks, which are co-operative entities with variable share capital and fully-fledged banks. The Regional Banks own SAS Rue La Boétie which in turn holds the majority of Crédit Agricole S.A.'s share capital. The Fédération Nationale du Crédit Agricole (FNCA) acts as a consultative and representative body, and as a means of expression for the Regional Banks.

In accordance with the provisions of the *Code monétaire et financier* (Art. L.511-31 and 511-32), as the central body of Crédit Agricole, Crédit Agricole S.A. is responsible for exercising administrative, technical and financial control over the institutions affiliated to it in order to maintain a cohesive network (as defined in article R 512-18 of the *Code monétaire et financier*), ensure their proper functioning and their compliance with all regulations and legislation governing them. In this respect, it has the powers and ability to take the measures required to guarantee the liquidity and solvency of both the network as a whole and of each of the institutions affiliated to it.

CRÉDIT AGRICOLE S.A.


FRENCH
RETAIL
BANKING


SPECIALISED
FINANCIAL
SERVICES


ASSET MANAGEMENT
INSURANCE AND
PRIVATE BANKING

CRÉDIT AGRICOLE S.A.

French Retail Banking

- 25% → 40 REGIONAL BANKS SCCV
- 94.8% → LCL LE CRÉDIT LYONNAIS S.A.

Specialised Financial Services

- 98.23% → SOFINCO S.A.
- 100% → FINAREF S.A.
- 100% → FINAREF AB S.A. Sweden
- 100% → CRÉDIT AGRICOLE LEASING S.A.
- 99.97% → EFL S.A. Poland
  - 24.78% → LUKAS S.A.
- 75.22% → LUKAS S.A. Poland
  - 99.98% → LUKAS BANK S.A. Poland
- 100% → EUROFACTOR (EX TRANSFACT) S.A.

ASSET MANAGEMENT

- 94.34% → CAAM GROUP (EX SEGESPAR) S.A. ← 3.67% CPR G
  - 99.97% → CAAM S.A. ← 0,03% CPR G
    - 100% → CREELIA
    - 100% → CA AIPG HOLDING
    - 50% → CASAM ← 50% CALYON
    - 65% → NEXTRA ← 35% BANCA INTESA
  - 100% → CAAMI (EX UNIGER) S.A.
  - 64.11% → CPR AM S.A. ← 15.98% CPR G
- 28.22 % → BFT S.A. ← 71.78% DELFINANCES

SECURITIES & INVESTOR SERVICES

- 50 % → CACEIS (EX CA-IS HOLDING) S.A. ← 50% CNCE
  - 100% → CA-IS BANK S.A.
  - 100% → CACEIS CT S.A.
  - 100% → CACEIS BANK LUXEMBOURG S.A.
    - 36% → FASTNET EUROPE
  - 100% → IXIS INVESTOR SERVICES S.A.
    - 50% → EURO ÉMETTEURS FINANCE
  - 36% → FASTNET EUROPE S.A. Maroc ← 28% FORTIS BANQUE LUXEMBOURG S.A. (EX BGL)
    - 2.39% → FASTNET FRANCE
  - 50% → EURO ÉMETTEURS FINANCE S.A.
  - 50% → FASTNET FRANCE S.A. ← 36.85% CAAM; ← 10.76% FORTIS BANQUE LUXEMBOURG S.A. (EX BGL)

INSURANCE

- 100% → PREDICA S.A.
- 100% → PACIFICA S.A.
- FINAREF ASSURANCES SAS ← 100% FINAREF S.A.

PRIVATE BANKING

- 2.98% → BGPI S.A. ← 1.11% CAAM GROUP; ← 95.91% CA BOURSE
- 100% → CRÉDIT AGRICOLE LUXEMBOURG S.A.
- 100% → CRÉDIT AGRICOLE (SUISSE) S.A.
- 98.26% → FININVEST S.A.
  - 68,33 % → CRÉDIT FONCIER DE MONACO
- 8.79% → CRÉDIT FONCIER DE MONACO S.A.



AT 31/12/2005 (% interest)

CORPORATE AND INVESTMENT BANKING

- 95.28% CALYON S.A. (0.40% DELFINANCES; 2.06% CA BOURSE)
  - 100% CA CHEUVREUX S.A.
  - 100% CALYON CAPITAL MARKETS INTERNATIONAL SASU
  - 100% CALYON FINANCIAL INC. USA
  - 100% CARR INDOSUEZ ASIA S.A.
  - 100% CALYON AIRFINANCE S.A.
  - 100% CALYON GLOBAL BANKING SAS
  - 31.11% BSF S.A.
  - 43.93% U.B.A.F S.A.

INTERNATIONAL RETAIL BANKING

- 16.77% BANCA INTESA SPA Italy
- 100% CRÉDIT URUGUAY BANCO S.A. Uruguay
- 23.66% BANCO DEL DESARROLLO S.A. Chile
- 22.88% BESPAR S.A. Portugal → 41.98% BES S.A. Portugal (8.81% direct)
- 5% BANKOA S.A. Spain (93.91% Regional Banks)
- 99.99% BANCO BISEL S.A. Argentina
- 10% BELGIUM CA SAS (90% Regional Banks) — 50% S.A. CRÉDIT AGRICOLE BELGIUM; 50%
- 71% MERIDIAN BANK A.D S.A. Serbia
- 52.64% CRÉDIT DU MAROC S.A. Morocco
- 100% IUB HOLDING SAS



PROPRIETARY ASSET MANAGEMENT AND OTHER

- 100% CAPE HOLDING S.A. → 24%
- 75.96% CA CAPITAL INVESTISSEMENT S.A. ex IDIA PARTICIPATIONS
- 80% SILCA GIE
- 100% CRÉDIT AGRICOLE IMMOBILIER S.A.
  - 100% UNIMO S.A.
  - 100% UNIBIENS SAS
- 100% SIS SCI (18.21% PREDICA; 27.14% Regional Banks; 9.11% FONCARIS)
- 99.33% UNI-ÉDITIONS SAS
- 100% DELFINANCES SAS
- 49.26% CEDICAM GIE (50% Regional Banks)
- 100% FONCARIS S.A.
- 15.65% EURAZEO S.A.

Crédit Agricole internal relations

Internal financing mechanisms

Crédit Agricole has instituted a number of internal financing mechanisms specific to it.

REGIONAL BANKS' CURRENT ACCOUNTS

Each Regional Bank holds a current account with Crédit Agricole S.A., which records the movements of funds resulting from internal financial transactions within Crédit Agricole. This account may be in credit or debit, and is presented in the balance sheet under "Due from banks" on a specific line item entitled "Crédit Agricole internal transactions - Current accounts".

TIME LOANS AND ADVANCES

The Regional Banks collect savings funds (bonds, interest-bearing notes and related time accounts, home purchase saving accounts and plans, passbook accounts, "PEP" popular savings plans, etc.) in the name of Crédit Agricole S.A. These funds are transferred to Crédit Agricole S.A. and included in its balance sheet. They then serve to finance advances made to the Regional Banks to enable the latter to finance their medium and long-term lending.

A series of four internal financial reforms has been implemented. These reforms have resulted in Crédit Agricole S.A. transferring back to the Regional Banks a specific percentage of the funds collected by them (first 15%, then 25%, 33% and, with effect since 31 December 2001, 50%), via "mirror advances" with maturities and interest rates precisely matching those of the savings funds received. The Regional Banks are free to use these mirror advances at their discretion.

Since 1 January 2004, the financial margins generated from funds collected and shared by the Regional Banks and Crédit Agricole S.A. have been determined by using replacement models and applying market rates.

Furthermore, 50% of credits falling within the field of application of financial relations between Crédit Agricole S.A. and the Regional Bank may be refinanced in the form of advances negotiated at market rates with Crédit Agricole S.A.

There are also two other types of advance:

- **advances for subsidised loans** which serve to fund Government-subsidised loans. Under this mechanism, the French government pays Crédit Agricole S.A. a subsidy to bridge the gap between its cost of funds and the subsidised loan rate;
- **advances for other lending**, which refinance 50% of non-subsidised loans. Crédit Agricole S.A. makes these advances to the Regional Banks against documentary proof of their commitments, on condition that the loan application was accepted. These advances are repaid as and when the loans are reimbursed.

Crédit Agricole S.A. may also make additional financing available to the Regional Banks at market rates.

TRANSFER OF REGIONAL BANKS' LIQUIDITY SURPLUSES

The Regional Banks may use their monetary deposits (sight and time deposits and negotiable certificates of deposit) to finance their lending. Liquidity surpluses must be transferred to Crédit Agricole S.A., where they are booked as current or time accounts, under "Crédit Agricole internal transactions".

INVESTMENT OF THE REGIONAL BANKS' SURPLUS CAPITAL WITH CRÉDIT AGRICOLE S.A.

Surplus capital may be invested with Crédit Agricole S.A. in the form of 3- to 7-year instruments, which must match the characteristics of interbank money market transactions in all respects.

FOREIGN CURRENCY TRANSACTIONS

The Regional Banks conduct their foreign currency transactions through Crédit Agricole S.A., which represents them with respect to the *Banque de France*.

SPECIAL SAVINGS SCHEMES

Funds held in special savings accounts (passbook accounts, "business passbook accounts", Codevi savings accounts, home purchase savings plans and accounts, "popular savings plans and accounts", and "youth passbook accounts") are collected by the Regional Banks on behalf of Crédit Agricole S.A. They are centralised by Crédit Agricole S.A. and booked in its balance sheet as "Customer accounts".

MEDIUM AND LONG-TERM BONDS ISSUED BY CRÉDIT AGRICOLE S.A.

These are placed mainly by the Regional Banks and booked by Crédit Agricole S.A. either as "Debt securities in issue" or as "Reserves and subordinated debt", depending on the type of security.

LIQUIDITY AND SOLVENCY RISKS

In 2001, ahead of Crédit Agricole S.A.'s initial public offering, CNCA (which subsequently became Crédit Agricole S.A.) entered into an agreement with the Regional Banks governing internal relations within the Crédit Agricole Group. The agreement notably provided for the creation of a fund for liquidity and solvency risks designed to enable Crédit Agricole S.A. to fulfil its role as central body by providing assistance to any Regional Banks experiencing difficulties. The main provisions of this agreement are set out in Chapter III of the registration document filed by Crédit Agricole S.A. with the *Commission des opérations de bourse* on 22 October 2001 under number R.01-453.

Furthermore, since CNCA's mutualisation in 1988, the Regional Banks have undertaken to make up any shortfall suffered by creditors should Crédit Agricole S.A. **become insolvent or experience similar financial difficulties.** The Regional Banks' commitment under this guarantee is equal to the sum of their share capital and retained earnings.

Capital ties between Crédit Agricole S.A. and the Regional Banks

The capital ties between Crédit Agricole S.A. and the Regional Banks are governed by an agreement entered into by the parties prior to Crédit Agricole S.A.'s initial public offering.

Under the terms of this agreement, the Regional Banks exercise their control over Crédit Agricole S.A. through SAS Rue La Boétie, a holding company wholly-owned by them. The purpose of SAS Rue La Boétie is to hold enough shares to ensure that it always owns at least 50% of the share capital and voting rights of Crédit Agricole S.A.

In addition, under the agreement, Crédit Agricole S.A. directly owns 25% of the share capital of each Regional Bank (except for *Caisse régionale de la Corse*). Its holding is in the form of *Certificats Coopératifs d'Associés* (CCAs) and *Certificats Coopératifs d'Investissement* (CCIs), both types of non-voting share which are issued for a term equal to the term of the company and which give the holder a right in the company's net assets in proportion to the amount of share capital they represent.

Crédit Agricole S.A., central body of Crédit Agricole, also holds one mutual share in each Regional Bank, which gives it the status of shareholder and allows it to account for the Regional Banks using the equity method.

Related parties

Parties related to the Crédit Agricole S.A. Group are those companies that fall within the scope of consolidation, companies responsible for in-house management of retirement, early retirement and end-of-career benefit plans, and senior executives of the Group.

Shareholders' agreements

Shareholders' agreements involving listed companies and which are subject to public disclosure are described below.

AGREEMENT CONCERNING THE BANCA INTESA GROUP

On 3 May 2005, the main shareholders of Banca Intesa signed an updated version of their shareholders' agreement, which was published by the Consob. The parties to the agreement are organised into five shareholder groups: Crédit Agricole, Fondazione Cariplo, the Generali Group comprising Assicurazioni Generali, Alleanza Assicurazioni and various other companies controlled by Generali, Fondazione Cariparma, and the Lombard Group comprising Banca Lombarda, IOR, Mittel and Carlo Tassara.

The main provisions of the agreement are:

- creation of a steering committee for the agreement comprising members representing each shareholder group and a Chairman elected by the other members. The Committee's role is to appoint the Chairman and Chief Executive Officer of Banca Intesa and of the main companies it controls, and to review the group's key management decisions and strategic directions;
- the bank's Board of Directors to comprise 21 members allocated as follows: 5 seats for Crédit Agricole, 4 for Fondazione Cariplo, 3 for the Generali group, 2 for the Lombard group, 2 for Fondazione Cariparma and 5 for the steering committee;
- undertaking of the parties not to hold shares outside the agreement in excess of 5% of the total number of shares inside the agreement;
- steering committee to have a pre-emptive right in favour of its members or a third person should one of the parties wish to sell its shares;
- in the event of a public offer for cash, valuation of the offer to be made by the steering committee in order to decide jointly on the action to be taken. If the members of the steering committee cannot reach unanimous agreement, the members wishing to stay in the agreement have a pre-emptive right over the shares of members in favour of the offer, at the offer price.

The agreement expires on 15 April 2008. It is renewable by tacit agreement every three years, unless terminated by one of the parties with six months notice.

On 20 December 2005, the Banca Intesa shareholders' agreement was as follows:

	Shares in the agreement	% of total shares in the agreement	% of ordinary share capital	Other shares held
1-Crédit Agricole S.A.	1,064,827,301	41.13	17.80	2,596,258
2-Fondazione Cariplo	554,578,319	21.42	9.27	
3-Generali Group	435,229,478	16.81	7.27	
4-Fondazione Cariparma	254,375,410	9.83	4.25	6,139,792
5-Lombard Group	279,926,547	10.81	4.68	
TOTAL	2,588,937,055	100.00	43.27	22,429,809

In view of these provisions, Crédit Agricole S.A.'s holding in Banca Intesa is accounted for by the equity method.

AGREEMENT CONCERNING THE EURAZEO GROUP

On 21 April 2005, a shareholders' agreement was signed between i) property partnership Haussmann Percier (SCHP), Mr Michel David-Weill, Michel David-Weill 2001 Trust, Mrs Eliane David-Weill, the Fondation Atmer and the Fondation Bellema (together the SCHP group), and ii) Crédit Agricole S.A. This agreement replaced all previous shareholders' agreements. It was published by the Autorité des marchés financiers on 29 April 2005. Its main provisions are:

- reciprocal undertaking by the parties to cap and not to sell their holdings in Eurazeo;
- concert agreement between the SCHP group and Crédit Agricole concerning mergers or spin-offs involving Eurazeo;
- SCHP group to have three seats and Crédit Agricole two seats on Eurazeo's Supervisory Board, which has a total of eighteen members;
- expiry of the shareholders' agreement on 31 December 2007 and concurrent expiry of the concert agreement between the parties.

On 31 December 2005, Crédit Agricole S.A. held 16.2% of the share capital and 20.9% of the voting rights of Eurazeo and the SCHP group held 23% and 33% respectively.

Given these provisions, Crédit Agricole S.A.'s holding in Eurazeo is accounted for by the equity method.

Relations between controlled companies affecting the consolidated balance sheet

A list of Crédit Agricole S.A. group companies can be found in note 14 to the consolidated financial statements. Transactions and outstandings at the period end between fully consolidated companies are eliminated in full on consolidation. Therefore, the consolidated financial statements are only affected by those transactions between fully consolidated companies and proportionately consolidated companies to the extent of the interests held by other shareholders.

The corresponding outstandings in the consolidated balance sheet at 31 December 2005 concern the CACEIS group for the following amounts: due from banks €50 million, loans and advances to customers €275 million, due to banks €426 million.

The impact of these transactions on the 2005 income statement was not material.

MANAGEMENT OF RETIREMENT, EARLY RETIREMENT AND END-OF-CAREER BENEFITS: INTERNAL FUNDING CONTRACTS WITHIN THE GROUP

As presented in the section on significant accounting policies (chapter 1.1), the Crédit Agricole S.A. Group provides its employees with various types of post-employment benefit:

- end-of-career allowances;
- pension plans, which may be either defined contribution or defined benefit.

Its liability in this respect is partially funded by collective insurance contracts taken out with Predica, Crédit Agricole Group life insurance company.

Under these contracts, the insurance company is responsible for:

- investing contributions made by the employer to build up sufficient funds to cover end-of-career allowances or pension benefits;
- managing the funds;
- paying the beneficiaries the benefits due under the various plans.

RELATIONS WITH EXECUTIVE OFFICERS AND SENIOR MANAGEMENT

Detailed information on senior management compensation is provided in note 10.7 to the financial statements - "Staff benefits and other compensation".

Consolitaded income statement

(in millions of euros)	Notes	31/12/2005	31/12/2004 Exc. 32/39 and IFRS 4
Interest receivable and similar income	7.1	40,773	23,984
Interest payable and similar expense	7.1	(31,838)	(21,031)
Fee and commission income	7.2	7,198	6,028
Fee and commission expense	7.2	(3,689)	(3,538)
Net gains (losses) on financial instruments at fair value through profit or loss	7.3	5,033	
Net gains (losses) on available-for-sale financial assets	7.4 - 9.4	2,105	
Net gains (losses) from trading transactions			4,567
Gross income from insurance activities			2,410
Income related to other activities	7.5	22,912	1
Expenses related to other activities	7.5	(28,801)	
Net banking income		13,693	12,421
General operating expenses	7.6 - 10.1 - 10.4 - 10.6	(8,712)	(8,242)
Depreciation, amortisation and impairment of property, plant & equipment and intangible assets	7.7	(454)	(509)
Gross operating income before integration-related costs		4,527	3,670
Risk-related costs	7.8	(643)	(465)
Share of net income of equity affiliates	4.3	1,490	1,158
Net income on other assets	7.9	122	87
Integration-related costs	7.10	(219)	(551)
Goodwill	4.6	(86)	(55)
Pre-tax income		5,191	3,844
Income tax	7.11	(942)	(822)
After-tax income from discontinued or held-for-sale operations			
Net income		4,249	3,022
Minority interests		358	298
Net income - Group share		3,891	2,724
Earnings per share		2.682	1.877
Diluted earnings per share		2.682	1.877

In order to provide more relevant information that better reflects the company's real financial performance, Crédit Lyonnais integration-related costs are identified separately in the income statement. Consequently, gross operating income is presented exclusive of integration-related costs. The definition of integration-related costs is provided in the section on significant accounting policies in note 1.1. and their analysis in note 7.10.

▶ Consolitaded balance sheets

Assets

(in millions of euros)	Notes	31/12/2005	31/12/2004 Exc. 32/39 & IFRS 4
Cash, due from central banks and French postal system	9.1	6,721	23,585
Financial assets at fair value through profit or loss	9.2	339,535	
Derivative hedging instruments	5.4	4,947	
Financial assets available for sale	9.4	144,267	
Due from banks	5.1 - 5.3 - 9.5 - 9.6	258,928	257,562
Loans and advances to customers	5.1 - 5.3 - 9.5 - 9.6	187,586	165,751
Securities portfolio	9.8		138,691
Valuation adjustment on portfolios of hedged items	5.4	4,229	
Held-to-maturity financial assets	9.6 - 9.9	19,769	
Current tax assets	9.11	116	
Deferred tax assets	9.11	6,503	2,207
Accruals, prepayments and sundry assets	9.12	52,992	61,382
Fixed assets held for sale	9.13		
Insurance company investments	8.3		137,888
Investments in equity affiliates	4.3	15,491	13,938
Investment property	9.15	3,278	
Property, plant & equipment	9.16	2,460	2,552
Intangible assets	9.16	511	523
Goodwill	4.6	14,110	13,323
TOTAL ASSETS		1,061,443	817,402

Liabilities and shareholders' equity

(in millions of euros)	Notes	31/12/2005	31/12/2004 Exc. 32/39 & IFRS 4
Due to central banks and current accounts with french postal system	9.1	484	504
Financial liabilities at fair value through profit or loss	9.2	243,432	
Derivative hedging instruments	5.4	5,607	
Due to banks	5.3 - 9.7	114,494	142,470
Customer accounts	5.1 - 5.3 - 9.7	318,365	305,192
Debt securities in issue	5.2 - 5.3 - 9.10	98,123	101,032
Valuation adjustment on portfolios of hedged items	5.4	2,569	
Current tax liabilities	9.11	780	
Deferred tax liabilities	9.11	5,822	1,564
Accruals, deferred income and sundry liabilities	9.12	48,838	76,869
Liabilities associated with fixed assets held for sale	9.13		
Insurance companies' technical reserves	9.18	162,482	135,580
General reserves for risks and expenses	9.19	4,291	5,601
Subordinated debt	5.2 - 5.3 - 9.10	21,248	18,509
Shareholders' equity	9.20		
Shareholders' equity, Group share		30,682	26,222
Share capital and reserves		17,520	17,240
Consolidated reserves		7,126	6,311
Unrealised or deferred gains or losses		2,145	(53)
Net income for the year		3,891	2,724
Minority interests		4,226	3,859
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,061,443	817,402

▶ Changes in shareholders' equity

(in millions of euros)	Share capital and reserves			Retained earnings, group share	Unrealised or deferred gains or losses			Net income, group share	Total equity, group share	Minority interests	Total share-holders' equity
	Share capital	Share premiums and other reserves[1]	Elimination of treasury shares		On foreign exchange	Change in fair value of available-for-sale financial assets	Change in fair value of hedging instruments				
Shareholders' equity at 31 December 2003, French GAAP	4,418	19,329	(13)	23,734	(163)				23,571	4,443	28,0
Change of accounting methods		(110)		(110)					(110)		(110)
Impact of adopting IFRS (exc. 32/39 and IFRS 4)		1,221	(254)	967	163				1,130	(179)	951
Shareholders' equity at 1 January 2004	4,418	20,440	(267)	24,591	0	0	0	0	24,591	4,264	28,855
Capital increase				0					0		0
Change in revaluation reserves				0					0		0
Dividends paid in 2004		(801)		(801)					(801)	(185)	(986)
Dividends received from Regional Banks and subsidiaries		106		106					106		106
2004 net income		2,724		2,724					2,724	300	3,024
Impact of acquisitions/disposals on minority interests				0					0	(351)	(351)
Share of change in equity of associates companies accounted for under the equity method		(5)		(5)					(5)		(5)
Restructuring of Group business lines		(51)		(51)					(51)	31	(20)
Change in goodwill				0	(53)				(53)	(140)	(193)
Other changes		2	(291)	(289)					(289)	(61)	(350)
Shareholders' equity at 31 December 2004 (exc. 32/39 and IFRS 4)	4,418	22,415	(558)	26,275	(53)	0	0	0	26,222	3,858	30,080
Change of accounting methods											
Impact of adopting IFRS (32/39 and IFRS 4)		**(1,469)**		**(1,469)**		**1,258**	**31**		**(180)**	**(7)**	**(187)**
Shareholders' equity at 1 January 2005	4,418	20,946	(558)	24,806	(53)	1,258	31	0	26,042	3,851	29,893
Capital increase	71	324		395					395		395
Change in treasury shares			(60)	(60)					(60)		(60)
Dividends paid in 2005		(954)		(954)					(954)	(236)	(1,190)
Dividends received from Regional Banks and subsidiaries		145		145					145		145
Change in value of available-for-sale securities (IAS 39)				0		697			697		697
Cash flow hedges (IAS 39)				0			(62)		(62)		(62)
2005 net income				0				3,891	3,891	358	4,249
Share of change in equity of associates companies accounted for under the equity method		262		262					262		262
Change in goodwill				0	266	8			274	264	538
Other changes		52		52					52	(11)	41
Shareholders' equity at 31 December 2005	4,489	20,775	(618)	24,646	213	1,963	(31)	3,891	30,682	4,226	34,908

(1) Before elimination of treasury shares.

Information on the impact of adopting IAS/IFRS at 1 January 2004 and 1 January 2005 is provided in the section entitled "Impacts of transition to IAS/IFRS".

▶ Cash flow statement

The cash flow statement is presented using the indirect method.

Operating activities show the impact of cash inflows and outflows arising from the Crédit Agricole S.A. Group's core business activities, including those associated with assets classified as held to maturity. Tax inflows and outflows are included in full within operating activities.

Investing activities show the impact of cash inflows and outflows associated with purchases and sales of investments in consolidated and non-consolidated companies, property, plant & equipment and intangible assets. This section includes strategic equity interests classified as available for sale.

Financing activities show the impact of cash inflows and outflows associated with shareholders' equity subordinated debt and long-term financing.

Net cash and cash equivalents includes cash, debit and credit balances with central banks and the French postal system, and debit and credit sight balances with banks.

Cash flow statements

(in millions of euros)	2005	2004 Exc. 32/39 and IFRS 4
Pre-tax income	5,191	3,844
Amortisation and depreciation of property, plant & equipment and intangible assets	454	568
Depreciation and impairment of goodwill and other fixed assets	86	250
Net charge to provisions	(1,127)	(1,561)
Share of net income of affiliates	(1,490)	(1,158)
Net loss/(gain) on investing activities	(122)	(24)
Net loss/(gain) on financing activities	964	863
Other movements	(301)	563
Total non-cash items included in pre-tax income and other adjustments	**(1,535)**	**(541)**
Change in interbank items	(17,062)	(8,033)
Change in customer items	(1,471)	7,087
Change in financial assets and liabilities	(20,913)	305
Change in non-financial assets and liabilities	20,624	7,541
Taxes paid	(528)	(495)
Net decrease/(increase) in assets and liabilities used in operating activities	**(19,350)**	**6,405**
Total net cash provided by operating activities (A)	(15,694)	9,708
Change in equity investments[1]	**(2,715)**	**(970)**
Change in property, plant & equipment and intangible assets	**(334)**	**(327)**
Total net cash provided/(used) by investing activities (B)	(3,049)	(1,297)
Cash received from/(paid) to shareholders[2]	**(384)**	**(1,419)**
Other cash provided/(used) by financing activities[3]	**690**	**(2,010)**
Total net cash provided/(used) by financing activities (C)	306	(3,429)
Effect of exchange rate changes on cash and cash equivalents (D)	(711)	(207)
Net increase/(decrease) in cash & cash equivalents (A + B+ C + D)	(19,147)	4,775
Opening cash and cash equivalents	**25,667**	**20,892**
Cash, central banks, French postal system (assets & liabilities)	23,081	12,080
Interbank sight balances (assets & liabilities)	2,586	8,812
Closing cash and cash equivalents	**6,520**	**25,667**
Cash, central banks, French postal system (assets & liabilities)	6,237	23,081
Interbank sight balances (assets & liabilities)	283	2,586
CHANGE IN NET CASH AND CASH EQUIVALENTS	(19,147)	4,775

(1) This line item shows the net effects on cash of acquisitions and disposals of participating interests. During 2005, the net impact of acquisitions on the Group's cash was a €2,423 million reduction, resulting mainly from the following transactions: acquisition of 65% of Nextra under the terms of the asset management agreements between Crédit Agricole S.A. and Banca Intesa; acquisition of the residual 10% stake in Finaref SA and Finaref AB (agreement executed on 31 December 2004 with an effective payment date of 27 January 2005); acquisition of Meridian Bank.

During 2004, the net impact of acquisitions on the Group's cash was a €639 million reduction, resulting mainly from the following transactions: acquisition of an additional 14.5% stake in Finaref SA and Finaref AB; acquisition of the 49.1% interest in Eurofactor previously held by Euler.

(2) Cash received from/(paid to) shareholders includes dividend payments made by Crédit Agricole S.A. to its shareholders of €521 million for 2005 and €1,234 million (including €433 million in 2005 interim dividends) for 2004.

This amount also includes dividends paid to minority shareholders of €261 million for 2005 and €185 million for 2004.

Lastly, this amount includes €395 million in proceeds from the share issue reserved for Crédit Agricole S.A. Group employees carried out during the second half of 2005.

(3) During 2005, net subordinated debt issues amounted to €2,447 million, including two super-subordinated note issues of €600 million each (in the first and fourth quarters). Bond debt declined by €613 million over the same period.

During 2004, subordinated debt declined by €311 million, the combination of a €1,157 million reduction from redemption of subordinated notes partly offset by two subordinated term note issues totalling €846 million. Over the same period, bond debt declined by €775 million.

Other cash provided/(used) by financing activities' is also used to record the change in interest paid on the subordinated debt and bonds.

Notes to consolidated the financial statements

Note 1: Accounting principles and methods

1.1 Significant accounting policies

FIRST-TIME ADOPTION (IFRS 1)

First-time adoption (IFRS 1) applies to entities preparing their financial statements under IFRS for the first time. The standards to be applied are those effective at the close of the accounting period.

The standards apply retrospectively and therefore affect the opening balance sheet. However, under IFRS 1, there are a certain number of optional and compulsory exemptions.

The Crédit Agricole Group has made the following elections in respect of optional exemptions:

- business combinations: the Crédit Agricole Group will continue to use the accounting treatment for business combinations effective before 1 January 2004. Residual goodwill at that date is no longer amortised but is subject to impairment testing;
- use of fair value or revaluation as deemed cost of fixed assets on the date of transition: this option can be used for property, plant and equipment and intangible assets that meet the relevant criteria, and to investment property if the entity elects to use the cost model. The Crédit Agricole Group has elected not to revalue these assets;
- employee benefits: the Crédit Agricole Group did not adopt the option allowing for immediate recognition in shareholders' equity of actuarial gains and losses;
- cumulative translation differences: Crédit Agricole S.A. has opted to deem its cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS. Consequently, translation differences recorded in the equity accounts in accordance with IAS 21 will be recorded as income only they arose after transition to IFRS;
- hybrid financial instruments: an entity may elect not to split a hybrid financial instrument at inception into separate liability and equity components if the liability component is no longer outstanding at the date of transition to IFRS. The Crédit Agricole Group elected to use this option, which had no material impact on the opening balance sheet;
- assets and liabilities of subsidiaries, associates and joint ventures: these provisions deal with the impact within a group of one or more subsidiaries adopting IFRS either before or after the parent company. Within the Crédit Agricole Group, all entities included in the scope of consolidation have produced consolidated IFRS financial statements as of the financial year beginning 1 January 2005;
- designation of previously recognised financial instruments (under other GAAP): a first-time adopter may treat a previously recognised financial instrument as a financial asset or liability at fair value on the date of transition to IFRS, provided it meets the conditions set out in IAS 39 as revised. The Crédit Agricole Group has elected to use this option available under IFRS 1;
- stock option plans: a first-time adopter is encouraged, but not required, to apply IFRS 2 to equity instruments that were granted on or before 7 November 2002 or granted after 7 November 2002 if they vested before 1 January 2005. The Crédit Agricole Group has elected to use this option for plans granted after 7 November 2002;
- insurance contracts: a first-time adopter may apply the transitional provisions in IFRS 4 before 1 January 2005. The Crédit Agricole Group has elected not to use this option and has applied IFRS 4 as of 1 January 2005;
- decommissioning liabilities recognised as part of the cost of an item of property, plant & equipment: the Crédit Agricole Group has not elected to apply the provisions of interpretation IFRIC 1;
- operating and finance leases: a first-time adopter may determine whether an agreement entered into prior to and existing on the date of transition to IFRS constitutes a lease within the meaning of IAS 17. The Crédit Agricole Group has elected not to apply these transitional provisions set out in IFRIC 4;
- measurement of financial assets and liabilities at fair value on initial recognition: under IAS 39, gains on structured products and complex financial instruments may be recognised at inception only if the financial instruments can be reliably measured from inception. Otherwise, the gains are recognised in the balance sheet and amortised to income. The Crédit Agricole Group has elected to apply these provisions retrospectively to all contracts outstanding at 1 January 2005.

Impact on opening shareholders' equity:

- any fair value adjustment which might have had an impact on results if IAS/IFRS had always been applied is recognised in non-reversible shareholders' equity. *E.g.* derecognised fund for general banking risks and general provisions, valuation of derivative financial instruments not eligible for hedge accounting;
- any fair value adjustment which might have had an impact on IAS/IFRS revaluation reserves if IAS/IFRS standards had always been applied is recognised in reversible shareholders' equity. *E.g.* changes in fair value of available-for-sale securities, valuation of derivative financial instruments designated as cash flow hedges;
- any gain or loss that would have been deferred if IAS/IFRS had always been applied is recognised in amortisable shareholders' equity. *E.g.* deferral of certain fees or commissions.

FIXED ASSETS (IAS 16, 36, 38, 40)

The Crédit Agricole S.A. Group applies component accounting for all of its fixed tangible and intangible fixed assets. In accordance with the provisions of IAS 16, the depreciable amount takes account of the potential residual value of property, plant and equipment.

Land is stated at cost less any impairment charges.

Property used in operations, investment property and equipment are measured at cost less accumulated depreciation and impairment charges.

Purchased software is measured at purchase price less accumulated depreciation and impairment charges.

Proprietary software is measured at cost less accumulated depreciation and impairment charges.

Other than software, intangible assets principally comprise purchased goodwill, which is measured on the basis of the corresponding future economic benefits or expected service potential.

Fixed assets are amortised over their estimated useful lives.

The following components and depreciation periods have been adopted by the Crédit Agricole S.A. Group following the application of component accounting for fixed assets. These depreciation periods are adjusted according to the type of asset and its location:

Component	Depreciation period
Land	Not depreciable
Structural works	30 to 80 years
Non-structural works	8 to 40 years
Plant and equipment	5 to 25 years
Fixtures and fittings	5 to 15 years
Computer equipment	4 to 7 years
Specialist equipment	4 to 5 years

Exceptional depreciation charges corresponding to tax-related depreciation and not to any real impairment in the value of the asset are eliminated in the consolidated financial statements.

Based on available information, the Crédit Agricole S.A. Group has concluded that impairment testing would not lead to any change in the existing depreciable amount of its fixed assets (excluding goodwill) as of the balance sheet date.

EMPLOYEE BENEFITS (IAS 19)

In accordance with IAS 19, employee benefits are recorded in four categories:

- short-term employee benefits, such as wages, salaries, security contributions and bonuses payable within 12 months of the end of the period;
- long-term employee benefits (long-service awards, bonuses and compensation payable 12 months or more after the end of the period);
- termination benefits;
- post-employment benefits, which in turn are recorded in the two following categories: defined-benefit plans and defined-contribution plans.

Retirement and early retirement benefits - defined benefit plans

The Crédit Agricole S.A. Group sets aside reserves to cover its liabilities for retirement and similar benefits and all other employee benefits falling in the category of defined-benefit plans.

In this respect, a reserve for retirement benefits is taken under "General reserves for risks and expenses" in an amount equal to the Group's liabilities towards employees in service at the year-end, governed by the new Crédit Agricole Group collective agreement that came into effect on 1 January 2005.

A reserve to cover the cost of early retirement commitments is also taken under "General reserves for risks and expenses". This reserve covers the additional discounted cost of the various early retirement agreements signed by Crédit Agricole Group entities under which employees of eligible age may take early retirement.

Lastly, certain Group companies are liable to pay supplementary pension benefits. A provision is calculated on the basis of the company's actuarial liability and booked under "General reserves for risks and expenses".

In keeping with IAS 19, these commitments are stated based on a set of actuarial, financial and demographic assumptions, and in accordance with the projected unit credit method. Under this method, for each year of service, a charge is booked in an amount corresponding to the employee's vested benefits for the period. The charge is calculated based on the discounted future benefit.

The Crédit Agricole S.A. Group does not use the optional "corridor" approach and recognises all actuarial differences in profit and loss. Consequently, the amount of the reserve is equal to:

- the present value of the obligation to provide the defined benefits as of the balance sheet date, calculated in accordance with the actual method recommended by IAS 19;
- less the fair value of any assets allocated to covering these commitments, which may be represented by an eligible insurance policy. In the event that 100% of the obligation is fully covered by such a policy, the fair value of the policy is deemed to be the value of the corresponding obligation, *i.e.* the amount of the corresponding actuarial liability.

Pension schemes - defined contribution plans

French employers contribute to a variety of compulsory pension schemes. Scheme assets are managed by independent organisations and the contributing companies have no legal or implicit obligation to pay additional contributions if the funds do not have sufficient assets to cover all benefits corresponding to services rendered by employees during the year and during prior years. Consequently, the Crédit Agricole S.A. Group has no liabilities in this respect other than their ongoing contributions.

SHARE-BASED PAYMENTS (IFRS 2)

IFRS 2 on share-based payment requires share-based payment transactions to be measured and recognised in the income statement and balance sheet. The standard applies to share option plans granted after 7 November 2002 which have not yet vested at 1 January 2005 and covers two possible cases:

- share-based payment transactions settled in equity instruments;
- share-based payment transactions settled in cash.

The share-based payments initiated by the Crédit Agricole S.A. Group that are eligible for IFRS 2 are transactions settled in equity instruments.

Options granted are measured at their fair value on the date of grant using the Black & Scholes model. These options are recognised as a charge under "Personnel costs", with a corresponding adjustment to equity, spread over the vesting period (4 years for existing plans).

Employee share issues made as part of an employee share ownership plan are also governed by IFRS 2. Shares may be offered to employees with a discount of no more than 20%. These plans have no vesting period but the shares are subject to a lock-up period of 5 years. The benefit granted to employees is measured as the difference between the fair value per share acquired taking account of the lock-up period and the purchase price paid by the employee on the issue date multiplied by the number of shares issued. This accounting treatment is in line with the release issued by the CNC on 21 December 2004 on employee share ownership plans, and is likely to be modified by the IFRIC. The expense corresponding to this benefit is not material at group level and has therefore not been recognised.

FINANCIAL INSTRUMENTS (IAS 32 AND 39)

In the 2005 financial statements, financial assets and liabilities are treated in accordance with IAS 39 as endorsed by the European Commission on 19 November 2004, together with EC regulations 1751/2005 of 25 October 2005 and 1864/2005 of 15 November on use of the fair value option. However, the Crédit Agricole Group elected not to use the fair value option to measure its financial liabilities at 31 December 2005.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability.

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Market-quoted rates provide the best estimate of fair value for financial instruments quoted in an active market. For financial instruments that are not quoted in an active market, fair value is determined using recognised valuation techniques based on observable market data.

Securities

Classification of financial assets

Under IAS 39, financial assets are divided into four categories:

- financial assets at fair value through profit or loss classified as held for trading and financial assets designated as at fair value through profit or loss;
- available-for-sale financial assets;
- held-to-maturity investments;
- loans and receivables.

Financial assets at fair value through profit or loss classified as held for trading and financial assets designated as at fair value through profit or loss

According to IAS 39, this portfolio comprises securities that are classified under financial assets at fair value through profit or loss either as a result of a genuine intention to trade them or designated as at fair value by the Crédit Agricole S.A. Group.

Financial assets or liabilities at fair value through profit or loss classified as held for trading are assets or liabilities acquired or generated by the enterprise primarily for purposes of making a profit from short-term price fluctuations or an arbitrage margin.

Designation of financial assets as at fair value through profit or loss means that derivatives embedded in hybrid instruments do not have to be recognised and measured separately.

Securities that are classified under financial assets at fair value through profit or loss are recognised at their fair value at inception, excluding transaction costs attributable directly to their acquisition (which are taken directly to profit or loss) and including accrued interest. They are carried at fair value and changes in fair value are taken to profit or loss. No impairment provisions are booked for this category of securities.

Held-to-maturity investments

This category includes securities with fixed or determinable payments and fixed maturities that the Crédit Agricole S.A. Group has the intention and ability to hold until maturity, other than:

- securities that are initially classified as financial assets at fair value through profit or loss at the time of initial recognition;
- securities that are classified as available-for-sale assets;
- securities that fall into the "Loans and receivables" category. Hence, debt securities that are not traded in an active market cannot be included in the "Held-to-maturity investments" category.

To classify investments as held to maturity, an entity must have the positive intention and ability to hold them to maturity, otherwise the entire portfolio must be reclassified as available for sale and may not subsequently be reclassified as held to maturity for a period of two years.

However, there are certain exceptions to this rule:

- the investment is close to maturity (less than three months);
- the sale occurs after the entity has collected substantially all of the financial asset's original principal (about 90%);
- the sale is justified by an external isolated or unforeseeable event beyond the entity's control;
- if it is anticipated that the investment will be impaired, due to a worsening of the issuer's condition (in which case the asset must recorded in the available for sale category).

Hedging of interest rate risk on these securities is not allowed.

Held-to-maturity securities are initially recognised at acquisition cost, including transaction costs that are directly attributable to the acquisition and including accrued interest. They are subsequently measured at amortised cost using the effective interest method.

Where there is objective evidence of impairment, a provision is booked to match the difference between the carrying amount and the estimated recoverable amount discounted at the initial effective interest rate. In case of subsequent enhancements, the surplus provision is recovered.

Loans and receivables

Loans and receivables comprise unlisted financial assets that generate fixed or determinable payments. They are recognised at amortised cost using the effective interest method adjusted for any impairment provisions.

Where there is objective evidence of impairment, a provision is booked to match the difference between the carrying amount and the estimated recoverable amount discounted at the original effective interest rate.

Available-for-sale financial assets

IAS 39 defines available-for-sale financial assets as the default category.

According to IAS 39, the methods of accounting for available-for-sale securities are the following:

- available-for-sale securities are initially recognised at acquisition cost, including transaction costs that are directly attributable to the acquisition and including accrued interest;
- accrued interest is recognised in the balance sheet under the appropriate category of loans and advances and booked to the income statement as interest and similar income;
- changes in fair value are recorded in reversible shareholders' equity. If the securities are sold, these changes are reversed out and recognised in profit or loss. Amortisation of any premiums or discounts on fixed-income securities is taken to profit and loss using the effective interest rate method;
- when there is objective evidence of significant or prolonged impairment for equity securities or impairment evidenced by the appearance of a credit risk for debt securities, the unrealised loss recognised under shareholders' equity is reversed out and recorded in profit or loss for the year. In case of subsequent enhancements, such impairment is recovered through profit or loss for debt instruments but not for equity instruments. Conversely, for equity instruments, any positive change in fair value in case of recovery is recognised in a reversible shareholders' equity account.

Valuation of investments

All financial instruments classified as financial assets at fair value through profit or loss or as available-for-sale financial assets are measured at fair value.

The fundamental valuation method is the price quoted in an active market. If this is not possible, the Crédit Agricole S.A. Group uses recognised valuation techniques based mainly on recent transactions.

When there is no quoted price for an equity security and no recognised valuation method, the Crédit Agricole S.A. Group uses methods based on objective, verifiable criteria, such as revalued net assets or any other method of valuing equity securities.

If there is no satisfactory method, or if the estimates obtained using the various methods differ excessively, the security is valued at cost and recorded under "Available-for-sale securities", with information provided in the notes.

Impairment

Impairment is booked when there are objective signs of impairment of assets other than assets held for trading.

Impairment is evidenced by a prolonged or significant decline in the value of the security for equity securities or by the appearance of significant deterioration in credit risk evidenced by a risk of non recovery for debt securities.

With few exceptions, the Crédit Agricole S.A. Group deems that a prolonged or significant decline is presumed to exist when the equity instrument has lost 30% or more of its value over a period of six consecutive months.

This criterion of prolonged or significant decline in the value of the security is a necessary but not sufficient condition to justify the booking of a provision. A charge is made to such provision only if the impairment will result in a probable loss of all or part of the invested amount.

Recognition date

Crédit Agricole S.A. recognises securities classified as held to maturity on the settlement/delivery date. Other securities, regardless of type or classification, are recognised on the trading date.

Financial liabilities (IAS 32)

Distinction between liabilities and shareholders' equity

A debt instrument or financial liability is a contractual obligation to:
- deliver cash or another financial asset;
- exchange instruments under potentially adverse conditions.

An equity instrument is a contract evidencing a residual interest in an enterprise after deduction of all of its liabilities (net assets).

Pursuant to these definitions, mutual shares in the Regional Banks and Local Banks are considered as equity under IAS 32 and IFRIC 2, and are treated as such in the Group's consolidated financial statements.

The Crédit Agricole S.A. Group has granted shareholders of certain fully consolidated subsidiaries an undertaking to acquire their holdings in these subsidiaries, at a price to be determined according to a pre-defined formula which takes account of future developments in their business. These undertakings are in substance put options granted to the minority shareholders, which in accordance with the provisions of IAS 32, means that the minority interests are treated as a liability rather than as shareholders' equity.

Pending an IFRIC interpretation on this matter, the following accounting treatment has been applied:
- when a put option is granted to the minority shareholders of a fully consolidated subsidiary, a liability is recognised in the balance sheet. On initial recognition, the liability is measured at the estimated present value of the exercise price of the options granted;
- the corresponding asset is recognised by reducing the share of net assets belonging to the minority interests concerned to zero and accounting for the balance as goodwill;
- subsequent changes in the estimated value of the exercise price will affect the amount of the liability and on the asset side, the amount of goodwill recognised;
- the share of income due to the minority shareholders is deducted from the amount of goodwill recognised.

Purchase of treasury shares

Treasury shares purchased by the Crédit Agricole S.A. Group, including shares held to hedge stock option plans, do not meet the definition of a financial asset and are deducted from shareholders' equity. They do not generate any impact on the income statement.

Lending operations

Loans are principally allocated to the "Loans and receivables" category. In accordance with IAS 39, they are initially valued at fair value and subsequently valued at amortised cost using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash payments to the original net loan amount, including any discounts and any transaction income or costs that are an integral part of the effective interest rate.

Subordinated loans and repurchase agreements (represented by certificates or securities) are included under the various categories of loans and advances according to counterparty type.

Accrued interest is recognised in the balance sheet under the appropriate category of loans and advances and booked to the income statement as interest and similar income.

Advances made by Crédit Agricole S.A. to the Regional Banks do not represent a direct risk for Crédit Agricole S.A. with respect to the corresponding customer loans made by the Regional Banks. They do, however, represent a potential indirect risk with respect to the financial strength of the Regional Banks. No provisions have been made for these advances.

In addition to the disclosures required by IAS, the Crédit Agricole Group continues to provide the information previously required by CRC Regulation 2002-03 applicable to individual accounts.

Hence, the Crédit Agricole Group classifies impaired loans or receivables within the meaning of international standards into three separate categories: bad debts, doubtful debts and restructured loans (loans that have been restructured due to customer default).

Impaired loans or receivables

In accordance with IAS 39, loans recorded under "loans and receivables" are impaired when one or more loss events occurs in the collection of such loans. Once these loans and receivables have been identified, they may be individually or collectively assessed for impairment. Impairment charges are booked in the amount of the loss incurred, which is equal to the difference between the carrying value of the loans (amortised cost) and the sum of estimated future cash flows, discounted at the original effective interest rate. Impairment charges are booked to provisions or as discounts on loans restructured due to customer default.

The following distinctions are made:
- loans individually assessed for impairment: these are doubtful loans covered by loan loss reserves and loans restructured due to customer default that have been discounted;
- loans collectively assessed for impairment: these are loans that are not individually assessed for impairment, for which impairment is determined for a uniform class of loans displaying similar credit risk characteristics.

The Crédit Agricole S.A. Group classifies individually assessed impaired loans and receivables as bad and doubtful debts, which are in turn classified as bad debts and doubtful debts.

Bad and doubtful debts

Loans and advances of all kinds, even those which are guaranteed, are classified as bad or doubtful if they carry an identified credit risk arising from one of the following events:

- the loan or advance is at least three months in arrears (six months for mortgage loans and property leases and nine months for loans to local authorities, to take account of their specific characteristics);
- the borrower's financial position is such that an identified risk exists regardless of whether the loan or advance is in arrears;
- the bank and borrower are in legal proceedings.

When a loan is recorded as doubtful, all other loans or commitments relating to that borrower are also recorded in their entirety as doubtful debts, whether or not they are collateralised.

The Crédit Agricole S.A. Group makes the following distinction between doubtful and bad debts:

Doubtful debts

All doubtful loans and advances which do not fall into the bad debt category are classified as doubtful debts.

Bad debts

Bad debts are those for which the prospects of recovery are highly impaired and which are likely to be written off in time.

Credit risk provisions for loans individually assessed for impairment

Once a loan is classified as doubtful, a provision is deducted from the asset in an amount equal to the probable loss. Probable losses in respect of off-balance sheet items are covered by reserves recognised as liabilities in the balance sheet.

The Crédit Agricole S.A. Group takes provisions for all foreseeable losses in respect of bad and doubtful debts, discounted at the initial effective interest rate.

Foreseeable losses in respect of portfolios of small loans with similar characteristics may be estimated on a statistical basis rather than individually assessed.

Treatment of discounts and impairment

Discounts in respect of restructured loans and impairment charges against doubtful debts are recognised in profit or loss under risk-related costs. For restructured loans classified as performing, the discount is amortised to profit or loss in net interest income over the life of the loan. For restructured loans classified as doubtful and all non-restructured doubtful loans, impairment charges and reversals are recognised in risk-related costs and any increase in the carrying amount of the loan arising from an impairment reversal or discount amortisation over time is recognised in net interest income.

Credit risk provisions for loans collectively assessed for impairment

Statistical and historical customer default experience shows that there is an identified risk of partial uncollectibility of loans classified as performing. To cover these risks, which cannot by nature be allocated to individual loans, the Crédit Agricole S.A. Group takes various collective provisions by way of deduction from asset values, such as sector provisions, country provisions and provisions for sensitive exposure, using models based on statistical experience.

Subsidised loans (IAS 20)

Under French government measures to support the agricultural sector and to help home buyers, certain Crédit Agricole S.A. Group entities grant subsidised loans at rates fixed by the government. The government pays these entities the difference between the subsidised lending rate and a predetermined benchmark rate. Accordingly, no discounts are recognised against subsidised loans.

The subsidy system is periodically reviewed by the government.

In accordance with IAS 20, subsidies received from the government are recorded under "Interest and similar income" and amortised over the life of the corresponding loans.

Financial liabilities

IAS 39 as endorsed by the European Union recognises two categories of financial liabilities:

- financial liabilities at fair value through profit or loss classified as held for trading. Fair value changes on this portfolio are recognised in profit or loss. However, the Crédit Agricole Group has elected not to use the fair value option to measure its financial liabilities;
- other financial liabilities: this category includes all other financial liabilities. These liabilities are initially measured at fair value (including transaction income and costs) and subsequently at amortised cost using the effective interest method.

Deposits

Given the characteristics of deposits within the Crédit Agricole S.A. Group, these are recorded under "Other liabilities". They are initially measured at fair value and subsequently at amortised cost. Regulated savings products are by nature at market rates.

Provisions are taken where necessary against home loan savings plans and accounts as set out in paragraph 8.1.8.

Derivatives

Derivatives are financial assets or liabilities and are recognised on the balance sheet at fair value at inception of the transaction. At each balance sheet date, derivatives are measured at fair value, whether they are held for trading purposes or used for hedging.

Any change in the value of derivatives on the balance sheet is recorded in an account in the income statement (except in the special case of a cash flow hedging relationship).

Hedge accounting

Fair value hedges reduce the risk of a change in the fair value of a financial instrument.

Cash flow hedges reduce the risk of a change in future cash flows from financial instruments.

Micro-hedges must meet the following criteria in order to be eligible for hedge accounting:
- the hedging instrument and the instrument hedged must be eligible;
- there must be formal documentation from inception, primarily including the individual identification and characteristics of the hedged item, the hedging instrument, the nature of the hedging relationship and the nature of the hedged risk;
- the effectiveness of the hedge must be demonstrated, at inception and retrospectively.

The change in value of the derivative is recorded in the accounts as follows:
- fair value hedges: the change in value of the derivative is recognised in the income statement symmetrically with the change in value of the hedged item in the amount of the hedged risk and only the net amount of any hedging ineffectiveness is recognised in the income statement.
- cash flow hedges: the change in value of the derivative is recognised in the balance sheet in a special reversible shareholders' equity account and any ineffective portion of the hedge is recognised in the income statement. Accrued interest on the derivative is recorded in the income statement symmetrically with the hedged transactions.

In the case of macro-hedging (*i.e.* hedging a group of assets or liabilities with the same exposure to the risks that is designated as being hedged), the Group documents such hedging relationships based on a gross position in derivative instruments and hedged items.

The effectiveness of macro-hedging relationships is measured by maturity schedules based on average outstandings. In addition, the effectiveness of macro-hedging relationships must be measured through prospective and retrospective testing.

Depending on whether a macro cash flow hedging or fair value hedging relationship has been documented, the change in the value of the derivative is recorded by applying the same principles as those previously described for micro-hedging. However, for macro-hedging relationships, the Crédit Agricole S.A. Group documents the hedging relationship for fair value hedges in accordance with IAS 39 as partially endorsed by the European Union.

Embedded derivatives:

An embedded derivative is the component of a hybrid contract that meets the definition of a derivative product. Embedded derivatives must be accounted for separately from the host contract if the following three conditions are met:
- the hybrid contract is not measured at fair value through profit or loss;
- the embedded component taken separately from the host contract has the characteristics of a derivative;
- the characteristics of the derivative are not closely related to those of the host contract.

Recognition of margins on structured financial instruments at inception

Under IAS 39, margins on structured products and complex financial instruments may be recognised at inception only if these financial instruments can be reliably measured from inception. This condition is met only when such instruments are measured using prices in an active market or based on 'standard' internal models that use "observable" market data.

Instruments traded in an active market

If there is an active market the instrument, is stated at the quoted price on that market.

A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis.

Instruments not traded in an active market

In the absence of an active market, fair value is determined using valuation techniques and models incorporating all factors that market participants would consider in setting a price.

These techniques take account of liquidity risk and counterparty risk.

Instruments valued using internal models based on observable market data:

When models used are based on standard models (e.g. discounted cash flows or Black & Scholes) using observable market data (e.g. yield curves or implied volatility ranges for options), the margin at inception is recognised immediately in profit or loss.

Instruments valued using internal models based on non-observable market data:

In this case, the transaction price is deemed to reflect the instrument's market value. The margin at inception is deferred and amortised to profit or loss generally over the period during which the market data is deemed to be non-observable. If market data subsequently become "observable", the remaining deferred margin is recognised immediately in profit or loss.

The Crédit Agricole S.A. Group has decided to apply these provisions by retrospectively restating all contracts in stock as of 1 January 2005.

Financial guarantees and financing commitments

Financial guarantees meet the definition of an insurance contract when they call for specific payments to be made to reimburse the holder for a loss incurred due to a specified debtor's failure to make a payment when due under the terms of a debt instrument.

As required by IFRS 4, such financial guarantees will continue to be valued under French GAAP pending further amendments to the standard. A provision for these guarantees is therefore recognised under liabilities in the balance sheet in the event of a probable outflow of resources.

Conversely, financial guarantee contracts that call for payments in response to changes in a financial variable, such as price, rating or credit indices, or in a non-financial variable, providing that in this event, the variable is not specific to one of the parties to the contract, are covered by IAS 39. Such guarantees are treated as derivative instruments.

Financing commitments that are not treated as derivative instruments within the meaning of IAS 39 are not recognised on the balance sheet. They are, however, covered by provisions in accordance with IAS 37.

Derecognition of financial instruments

A financial asset (or group of financial assets) is fully or partially derecognised if:

- the contractual rights to the cash flows from the financial asset expire or are transferred or are deemed to have expired or been transferred because they belong de facto to one or more end beneficiaries;
- substantially all the risks and rewards of ownership in the financial assets are transferred.

In this case, any rights or obligations created or retained at the time of transfer are recognised separately as assets and liabilities.

If the contractual rights to the cash flows are transferred but the Crédit Agricole S.A. Group retains some of the risks and rewards of ownership as well as control, the financial assets are recognised to the extent of the Group's continuing involvement in the asset.

DEFERRED TAXES (IAS 12)

Deferred taxes resulting from temporary differences between the carrying amount of assets and liabilities and their tax base are recognised under this standard.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantially enacted by the balance sheet date.

The tax rates applicable in each country are used.

Deferred taxes are not discounted.

INSURANCE BUSINESSES (IFRS 4)

Liabilities remain partially valued under local GAAP, as required by IFRS 4 on insurance contracts, pending further amendments to the existing standards. Financial assets held by the Group's insurance companies have been reclassified into the four categories set out in IAS 39.

In accordance with the option allowed under IFRS, "shadow accounting" is used for insurance policies with discretionary participation features. Under this practice, positive or negative differences in the corresponding financial assets are recognised in a "Deferred profit-sharing" account under liabilities. This treatment limits the impact on the opening IAS/IFRS balance sheet of insurance companies.

GENERAL RESERVES FOR RISKS AND EXPENSES (IAS 37, 19)

The Crédit Agricole S.A. Group has identified all obligations (legal or constructive) resulting from a past event for which it is probable that an outflow of resources will be required to settle the obligation, and for which the due date or amount of the settlement is uncertain but can be reliably estimated.

The Crédit Agricole S.A. Group has set aside general reserves for risks and expenses for such obligations to cover:

- operational risks;
- employee benefits;
- financing commitment execution risks;
- claims and liability guarantees;
- tax risks;
- risks in connection with home purchase savings schemes.

The latter reserve is designed to cover the Group's obligations in the event of unfavourable movements in home purchase savings schemes. These obligations are: i) to pay a fixed rate of interest on the savings contract from inception for an undefined period of time, and ii) to grant a loan to the saver at a rate fixed at inception of the contract. The reserve is calculated for each generation of home purchase savings scheme and for all home-purchase savings accounts, with no netting of obligations between generations.

The amount of these obligations is calculated taking account of the following factors:

- saver behaviour, as well as an estimate of the amount and term of the loans that will be granted in the future. These estimates are based on historical observations over a long period;
- the yield curve for market rates and reasonably foreseeable trends.

The method of calculating this reserve has been drawn up in accordance with the work currently being carried out by the CNC on accounting for home purchasing savings schemes, the results of which were published by the CNC in a press release dated 20 December 2005.

Detailed information based on the model set out in this regulation is provided in note 9.19.

INTEGRATION-RELATED COSTS

As part of the Crédit Agricole-Crédit Lyonnais integration, which was completed in 2005, the costs incurred in implementing dedicated resources, particularly with a view to extracting "synergies" or cost savings from combining operations, sharing investments and pooling resources, are monitored individually from an accounting point of view and identified on a separate line item entitled "integration-related costs".

This line item includes actual expenditure in the reporting period and estimated future expenditure in the form of provisions, which satisfy the recognition and measurement criteria set out in IAS 37.

An analysis of actual expenditure and movements in provisions by major expense type (personnel, property, information systems and other costs) is provided in note 7.10 to the consolidated financial statements.

LEASES (IAS 17)

As required by IAS 17, leases are analysed in accordance with their substance and financial reality. They are classified as operating leases or finance leases.

Operating leases are treated as an acquisition of a fixed asset by the lessee financed by a loan from the lessor.

In the lessor's accounts, analysis of the economic substance of the transactions results in the following:

- recognition of a financial receivable from the customer, which is amortised by the lease payments received;
- lease payments are broken down into interest and principal, known as financial amortisation;
- recognition of a net lease reserve, which is equal to the difference between:
  - the net lease receivable: amount owed by the lessee, consisting of the outstanding principal and accrued interest at the end of the period,
  - the net book value of the leased assets,
  - the reserve for deferred taxes.

In the lessee's accounts, finance leases and leases with purchase options are restated such that they are recognised in the same way as if the asset had been purchased on credit.

In the income statement, the theoretical depreciation charge (the charge that would have been recognised if the asset had been purchased) and the finance charges (incurred in connection with the financing) are recorded in the place of the lease payments.

CURRENCY TRANSACTIONS (IAS 21)

In accordance with IAS 21, a distinction is made between monetary and non-monetary items.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are converted into the functional currency of Crédit Agricole S.A. Group at the closing exchange rate. Foreign exchange differences arising from translation are recorded in the income statement. There are two exceptions to this rule:

- for available-for-sale financial assets, only the foreign exchange difference calculated on amortised cost is taken to the income statement; the balance is recorded in shareholders' equity;
- foreign exchange differences on monetary items classified as cash flow hedges or that are part of a net investment in a foreign entity are recorded in shareholders' equity.

Non-monetary assets are treated differently depending on the type of asset:

- assets at historical cost are valued at the exchange rate on the transaction date;
- assets at fair value are measured at the exchange rate on the closing date.

Foreign exchange differences on non-monetary items are recognised:

- in the income statement if the gain or loss on the non-monetary item is recorded in the income statement;
- in shareholders' equity if the gain or loss on the non-monetary item is recorded in shareholders' equity.

1.2 Consolidation principles and methods (IAS 27, 28, 31)

SCOPE OF CONSOLIDATION

The consolidated financial statements include the accounts of Crédit Agricole S.A. and of all companies whose consolidation has a material impact on the Group's overall consolidated financial statements.

In application of the general principles set out in IAS 27 and IAS 28 (investments in subsidiaries and associates) and IAS 31 (interests in joint ventures), materiality is assessed in the light of several criteria including the size of the company's earnings or shareholders' equity in relation to the earnings or shareholders' equity of the consolidated group.

Materiality is deemed to exist when the following criteria are met:

- total assets exceed €10 million or 1% of the assets of the consolidated subsidiary that owns the investment;
- Crédit Agricole S.A. directly or indirectly holds more than 20% of existing and potential voting rights.

DEFINITIONS OF CONTROL

In accordance with international standards, all entities falling under exclusive control, joint control or material influence are consolidated, providing that their contribution is deemed to be material and that they are not covered under the exclusions described below.

Exclusive control is presumed to exist if Crédit Agricole S.A. owns over half of the voting rights in an entity, whether directly or indirectly through subsidiaries, except if, in exceptional circumstances, it can be clearly demonstrated that such ownership does not give it control. Exclusive control also exists if Crédit Agricole S.A., as the owner of half or less than half of the voting rights in an entity, holds majority power within management bodies.

Joint control is exercised in joint ventures in which each of the two or more co-owners are bound by a contractual contribution that provides for joint control.

Significant influence is defined as the power to influence but not control a company's financial and operational policies. Crédit Agricole S.A. is presumed to have significant influence if it owns 20% or more of the voting rights in an entity, whether directly or indirectly through subsidiaries.

Consolidation of special-purpose entities

The consolidation of special-purpose entities, and more specifically of funds held under exclusive control, is specified by SIC 12. Dedicated mutual funds have been consolidated in accordance with this regulation.

Exclusions from the scope of consolidation

An interest in a controlled entity or an entity under significant influence is excluded from the scope of consolidation if it is acquired and held exclusively with a view to its subsequent disposal in the near future. Such interests are recorded in assets held for sale. They are measured at fair value through profit or loss.

Equity interests (excluding majority interests) held by venture capital entities are also excluded from the scope of consolidation insofar as they are classified under financial assets designated as at fair value through profit or loss.

CONSOLIDATION METHODS

The consolidation methods are respectively defined by IAS 27, 28 and 31, based on the type of control exercised by Crédit Agricole S.A. over the entities that can be consolidated, regardless of their business or of whether or not they have legal entity status:

- entities under exclusive control are fully consolidated, including entities with different account structures, even if their business is not an extension to that of Crédit Agricole S.A.;
- entities under joint control are proportionally consolidated, including entities with different account structures, even if their business is not an extension to that of Crédit Agricole S.A.;
- entities over which Crédit Agricole S.A. exercises significant influence or joint control are consolidated under the equity method. When an entity under joint control is consolidated under the equity method, this information is disclosed in the notes to the financial statements.

Full consolidation consists of eliminating the book value of the shares held in the consolidating company's financial statements and aggregating all assets and liabilities carried by the consolidated companies, and determining and separately identifying the value of the minority interests in their net assets and earnings.

Proportional consolidation consists of eliminating the book value of the shares held in the consolidating company's financial statements and aggregating a proportion of the assets, liabilities and results of the company concerned representing the consolidating company's interest.

The equity method consists of eliminating the book value of the shares held in the Group's financial statements and accounting for its interest in the underlying equity and results of the companies concerned.

CONSOLIDATION ADJUSTMENTS AND ELIMINATIONS

The Group makes all material adjustments required to ensure the application of consistent accounting policies in the consolidated financial statements.

Group internal transactions affecting the consolidated balance sheet and income statement are eliminated.

Capital gains or losses arising from intra-group asset transfers are eliminated. However, capital losses on the disposal of assets at reference prices determined independently of the Group are retained.

TRANSLATION OF FOREIGN SUBSIDIARIES' FINANCIAL STATEMENTS (IAS 21)

Financial statements of subsidiaries expressed in foreign currencies are translated into euros in two stages:

- the local currency (or, if applicable, the currency in which the accounts are prepared) is converted into the functional currency using the historical rate method, and all foreign exchange gains or losses are fully and immediately taken to the income statement;
- the functional currency is then converted into the consolidation currency using the exchange rate at the balance sheet date and the translation adjustment is recorded in a separate line under shareholders' equity, showing the share attributable to the entity and the share attributable to minority interests. This adjustment is taken to the income statement when all or part of the interest in the foreign subsidiary is sold or liquidated.

The functional currency of an entity is closely linked to whether or not the entity is independent or not independent:

- the functional currency of an entity that is not independent is the functional currency on which it is dependent, *i.e.* the currency in which its main transactions are denominated;
- the functional currency of an independent entity is its local currency, other than in exceptional circumstances.

BUSINESS COMBINATIONS - GOODWILL (IFRS 3)

Business combinations after the transition date (1 January 2004) are accounted for using the purchase method in accordance with IFRS 3. However, as IFRS 3 does not apply to business combinations between mutual organisations, mergers between Regional Banks are accounted for at net book value in accordance with French GAAP.

The cost of a business combination is the aggregate of the fair values, on the date of acquisition, of assets given, liabilities incurred or assumed, and equity instruments issued by the acquirer, in exchange for control of the acquiree, plus any costs directly attributable to the business combination.

On the date of acquisition, the acquiree's identifiable assets, liabilities and contingent liabilities which satisfy the conditions for recognition set out in IFRS 3 are recognised and measured at their fair value. Restructuring liabilities are only recognised as a liability if the acquiree is under an obligation to complete the restructuring on the date of acquisition.

The initial valuation of assets, liabilities and contingent liabilities may be revised within a period of twelve months after the date of acquisition.

The excess of the cost of acquisition over the fair value of the Group's share in the net assets acquired is recognised in the balance sheet as goodwill if the acquiree is fully or proportionately consolidated. If the acquiree is accounted for using the equity method, the excess is included under the heading "investments in affiliates". Any negative goodwill is recognised immediately in through profit or loss.

When the Group increases its holding in an entity which it already controls, the additional shares purchased give rise to the recognition of a additional amount of goodwill by comparing the acquisition price of the share with the share in the net assets acquired.

Goodwill is carried in the balance sheet at its initial amount in the currency of the acquiree and translated at the year-end exchange rate.

It is tested for impairment whenever there is objective evidence that it may be impaired and at least once a year.

For the purpose of impairment testing, goodwill is allocated to the Cash Generating Units (CGUs) that are expected to benefit from the business combination. The Group has defined its CGUs as the smallest identifiable group of assets and liabilities within its core businesses that can operate on the basis of a specific business model. Impairment testing consists of comparing the carrying amount of each CGU, including any goodwill allocated to it, with its recoverable amount. Recoverable amount is defined as the higher of fair value less costs to sell and value in use, which is the present value of the future cash flows expected to be derived from continuing use of the CGU, as set out in medium-term business plans prepared by the Group for management purposes. When the recoverable amount is lower than the carrying amount, an irreversible impairment loss is recognised through profit or loss and deducted from the goodwill allocated to the CGU.

Note 2:
Assessments and estimates used to prepare the financial statements

A certain number of estimates have been made by management to draw up the financial statements at 31 December 2005. These estimates are based on certain assumptions and involve risks and uncertainties as to their actual achievement in the future.

Future achievement may be influenced by many factors, including but not limited to:

- activity in domestic and international markets;
- fluctuations in interest and exchange rates;
- the economic and political climate in certain industries or countries;
- changes in regulations or legislation.

Accounting estimates based on assumptions are principally used to value the following assets and liabilities:

FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

Most instruments traded over the counter are measured using models that are based on observable data. For example, the fair value of interest rate swaps is usually determined using market yield curves on the reporting date. Other financial instruments are measured on a discounted cash flow basis.

The fair value of complex financial instruments that are not traded on an active market is determined using valuation techniques. As described in the section on significant accounting policies, the margin at inception is only immediately recognised in profit or loss where the valuation models used are based on market data that is regarded as observable.

Accordingly, some complex products with a basket component, where valuation requires correlation or volatility data that are not directly comparable with market data, may be regarded as non-observable.

Market data is regarded as observable if the market risks department can obtain data from several sources independent of the front offices on a regular basis (daily if possible), for example from brokers or pricing services that collect data from a sufficient number of market participants. A dedicated data management team, which reports to the market risks department, regularly checks the relevance of data obtained in this way.

Market data is officially classified as "observable" and "non-observable" by a monthly valuation committee which comprises representatives from the front office, the independent market risks department and the finance department.

The impact on 2005 results of applying this principle to Calyon's financial statements was €(57) million net of deferred tax. At 31 December 2005, the margins not yet recognised in profit or loss amounted to €359 million net of deferred tax.

All market products, regardless of their method of recognition in profit or loss, are subject to the risk management system described in the note on market risks.

RETIREMENT AND OTHER EMPLOYEE BENEFITS, STOCK OPTION PLANS

Liabilities for retirement and other employee benefits are based on assumptions made by management with respect to the discount rate, staff turnover rate and probable increases in salary and social security costs. If the actual figures differ from the assumptions made, the liability may increase or decrease in future years.

The return on plan assets is also estimated by management. Returns are estimated on the basis of expected returns on fixed-income securities, and notably bonds.

Share-based payment plans are measured primarily using the Black & Scholes model. A description of the plans and valuation methods is given in the paragraph on share-based payments.

Full details of all employee benefits are provided in note 10.

IMPAIRMENT

Equity instruments (other than those held for trading) are tested for impairment and an impairment charge recognised in case of a prolonged or significant decline in their value. In general, a prolonged or significant decline is presumed to have occurred when the instrument has lost at least 30% of its value over a period of six consecutive months. However, management may also take account of other factors (type of investment, issuer's position, short-term prospects, etc.) which may change or prove to be incorrect during subsequent years.

PROVISIONS FOR UNRECOVERABLE DEBTS

Impairment provisions are deducted from the carrying value of loans and advances when there is objective evidence of a risk of non-recovery.

The provisions are discounted and estimated on the basis of several factors, notably business or sector-related. It is possible that future assessments of the credit risk may differ significantly from current estimates, which may lead to an increase or decrease in the amount of the provisions.

Collective provisions are also taken against performing loans. The amount is based on the probability of default in each rating class assigned to borrowers, but also on management's experienced judgement.

GENERAL RESERVES FOR RISKS AND EXPENSES

Certain estimates may be made to determine the amount of these reserves:

- the reserve for operational risk, which although subject to examination for identified risk, requires management to make assessments with regard to incident frequency and the potential financial impact;
- the reserve for legal risks is based on management's best estimate in light of the information in its possession at 31 December 2005;
- the reserve for home purchase savings schemes is based on assumptions regarding customer behaviour drawn from historical experience, which may not necessarily reflect actual trends in future behaviour.

GOODWILL IMPAIRMENT

Goodwill is tested for impairment at least once a year.

The assumptions made to measure the fair value of goodwill may influence the amount of any impairment loss taken.

The method used is described in the paragraph on consolidation principles and methods.

RECOGNITION OF DEFERRED TAX ASSETS

Deferred tax assets are recognised on all deductible temporary differences to the extent that management believes there will be sufficient taxable profits in the future to offset these differences.

Note 3:
Impacts of transition to IAS/IFRS

3.1 Transition of the income statement from French GAAP to IFRS at 31 December 2004 (Exc. IAS 32/39 and IFRS 4)

(in millions of euros)	French GAAP 31/12/2004	IFRS reclassifications	Impact on results	IFRS 31/12/2004 (Exc. IAS 32/39 and IFRS 4)
Net banking income	**12,513**	**(3)**	**(89)**	**12,421**
General operating costs	(8,231)	(12)	1	(8,242)
Depreciation and impairment of properties used in operations	(521)		12	(509)
Gross operating income (before integration-related costs)	**3,761**	**(15)**	**(76)**	**3,670**
Risk-related costs	(576)	81	30	(465)
Share of net income of affiliates	1,113		45	1,158
Gains or losses on other assets	78		9	87
Integration-related costs	(349)		(202)	(551)
Exceptional items	(55)	55		0
Change in value of goodwill	(729)		674	(55)
Write-back from fund for general banking risks	121	(121)		0
Pre-tax income	**3,364**	**0**	**480**	**3,844**
Income tax	(857)		35	(822)
Net income	**2,507**	**0**	**515**	**3,022**
Minority interests	304		(6)	298
NET INCOME, GROUP SHARE	2,203	0	521	2,724

BREAKDOWN OF IFRS IMPACTS BY TYPE AT 31 DECEMBER 2004 (EXC. IAS 32/39 AND IFRS 4)

(in millions of euros)	Net of tax impacts Group share
French GAAP at 31 December 2004 - net income Group share	**2,203**
Goodwill and negative goodwill[1]	550
Other	(74)
Share of IFRS impacts of affiliates[2]	45
IFRS impacts (exc. IAS 32/39 and IFRS 4)	**521**
IFRS AT 31 DECEMBER 2004 (EXC. IAS 32/39 AND IFRS 4) -NET INCOME GROUP SHARE	2,724

(1) Goodwill and negative goodwill: this line shows the net effect of two categories of restatement:

- discontinuation of goodwill amortisation and introduction of impairment testing (€674 million);
- recognition in profit or loss of adjustments to Crédit Lyonnais goodwill in the second half of 2004. French GAAP allow adjustments to be made until the end of the financial year following the acquisition, while under IFRS the adjustment period is limited to 12 months, after which adjustments are recognised through profit or loss (€(124) million);

(2) Share of IFRS impacts of affiliates: impact of discontinuing goodwill amortisation of affiliates.

3.2 Impacts on equity, Group share excluding IAS 32/39 & IFRS 4 at 1 January 2004

(Impacts net of tax in millions of euros)	
Shareholders' equity at 31 December 2003 - French GAAP	23,571
Change of accounting methods - French GAAP	**(110)**
Impacts on non-reversible equity	***576***
FGBR & reserves for risks and expenses (IAS 30, 37)[a]	867
Goodwill and negative goodwill (IFRS 3)[b]	11
Deferred taxes (IAS 12)[c]	66
Treasury shares (IFRS 2)[d]	(254)
Grants (IAS 20)[e]	(128)
Other	14
Impacts on reversible equity	***0***
Impacts on amortisable equity	***(57)***
Fees (IAS 18)[f]	(57)
Other impacts	***611***
Share of IAS/IFRS impacts of affiliates[g]	611
IFRS impacts excluding IAS 32/39 & IFRS 4 at 1 January 2004	***1,130***
SHAREHOLDERS' EQUITY AT 1 JANUARY 2004 - IFRS EXCLUDING IAS 32/39 & IFRS 4[1]	24,591

(1) Shareholders' equity at 1 January 2004, as disclosed when the impact of transition to IFRS was presented on 22 April 2005, amounted to €24,666 million. The difference compared with the figure in this table, *i.e.* €(75) million, corresponds to the impact of changes in accounting method in 2004 under French GAAP and now presented as of 1 January 2004 (€(110) million), as well as the impacts of listed companies in which the Group owns a minority holding and which had not at that stage published the impacts of their transition (€(2) million) and adjustments to the amount of provisions and deferred taxes (€37 million).

a) FGBR and general reserves for risks and charges: the portion that does not meet the criteria for recognition under IAS 37 has been reclassified in consolidated reserves.

b) Goodwill and negative goodwill: the unamortised balance of negative goodwill on the transition date has been reclassified in consolidated reserves.

c) Deferred tax assets and liabilities: the scope of recognition in the balance sheet has been extended, principally to include deferred tax liabilities whose probability depends on a management decision that has not yet been taken (deferred tax on the capitalisation reserve of life insurance companies, deferred tax connected with the tax treatment of repackaged perpetual subordinated notes), and deferred tax assets on temporary differences where the timeframe for reversal was by nature unforeseeable (deferred taxes on risks previously covered by the FGBR and now covered by provisions).

d) Treasury shares: treasury shares held to cover employee stock option plans have been eliminated by deduction from consolidated reserves.

e) Grants: grants are now presented in the balance sheet by deduction from the corresponding asset values rather than in a separate line item of shareholders' equity.

f) Fees and commissions: some service fees and commissions (notably on bank cards in retail banking) are now deferred.

g) Share of IFRS impacts of affiliates: this line item shows the Group's share in the impacts of transition to IFRS on Group companies accounted for by the equity method: all the Regional Banks (€616 million), Banca Intesa (€18 million), BES (€(20) million), Eurazeo (€(3) million).

3.3 Impacts of IAS 32-39 and IFRS4 and on shareholders' equity, Group share at 1 January 2005

(Impacts net of tax in millions of euros)

Shareholders' equity at 31 December 2004 - IAS/IFRS excluding IAS 32/39 & IFRS 4	26,222
Impacts on non-reversible equity	***(793)***
Reserves (IAS 39)[a]	(68)
Revaluation of securities: classified as held for trading, impairment (IAS 39)[b]	(245)
Revaluation of hedging instruments (IAS 39)[c]	(495)
Fair value hedges (IAS 39)[d]	13
Deferred taxes (IAS 12)	4
Other	(2)
Impacts on reversible equity	***1,294***
Available-for-sale securities (IAS 39)[e]	1,258
Micro cash flow hedges (IAS 39)[f]	(101)
Macro cash flow hedges (IAS 39) [g]	137
Impacts on amortisable equity	***(468)***
Day one profit (IAS 39)[h]	(196)
Fees (IAS 39)[i]	(69)
Credit risk provisions - discounting (IAS 39)[j]	(203)
Other impacts	***(213)***
Share of IAS/IFRS impacts of affiliates[k]	(213)
IFRS impacts of IAS 32/39 & IFRS 4 at 1 January 2005	***(180)***
SHAREHOLDERS' EQUITY AT 1 JANUARY 2005[1]	26,042

(1) Shareholders' equity at 1 January 2005, as disclosed when the impact of transition to IFRS was presented on 22 April 2005, amounted to €26,603 million. The difference compared with the figure in this table, *i.e.* €(561) million, corresponds principally to the impacts of listed companies in which the Group owns a minority holding and which had not at that stage published the impacts of their transition (€(290) million), as well as adjustments to the treatment of derivative financial instruments and the amount of provisions.

(a) Reserves: creation of reserves in accordance with IAS 39 (notably collective provisions for credit risk) and adjustment to the calculation of reserves for home purchase savings schemes in accordance with the recommendations of IAS 39.

(b) Revaluation of securities: this line shows the net effect of two categories of restatement:

- recognition in consolidated reserves of unrealised gains and losses on assets now classified as "assets at fair value through profit and loss" (notably the Private Equity portfolio, which has been designated as at fair value): these assets have been revalued and recognised in the balance sheet at their fair value on the transition date; subsequent changes in fair value will be recognised through profit or loss;
- recognition in consolidated reserves of the impacts connected with the method of measuring and recognising prolonged impairment of available-for-sale securities: impairment not considered to be prolonged has been eliminated, impairment considered to be prolonged has been calculated using valuation benchmarks that sometimes differ from those used under French GAAP, calculated retrospectively from the date the impairment was identified, and impairment may not be reversed in the case of equity instruments.

(c) Revaluation of hedging instruments: recognition in consolidated reserves of unrealised gains or losses on derivative financial instruments used in hedging relationships excluded on principle by IAS 32 and 39.

(d) Fair value hedges: recognition in consolidated reserves of the ineffective portion of duly documented fair value hedging relationships.

(e) Available-for-sale securities: recognition in a dedicated equity account of the effect of revaluing securities classified as available for sale at their fair value (excluding prolonged impairment which is recognised in consolidated reserves).

(f) Micro cash flow hedges: recognition in a dedicated equity account of the effective portion of changes in fair value of derivative financial instruments used in micro cash flow hedging relationships.

(g) Macro cash flow hedges: recognition in a dedicated equity account (the same as above) of the effective portion of changes in fair value of derivative financial instruments used in macro cash flow hedging relationships.

(h) Day one profit: restatement of gains at inception ("day one profit") on certain financial instruments whose fair value is determined using internal models based on "non-observable" market data: unlike French GAAP, which permitted the immediate recognition of these gains, IAS 39 requires them to be deferred over time either until the market data becomes observable or until maturity of the instrument.

(i) Fees and commissions: for the recognition of debt instruments valued at amortised cost, the effective interest rate includes fees and commissions that were previously recognised immediately in profit or loss (commissions paid to consumer finance business providers, certain participation fees in corporate and investment banking).

(j) Credit risk provisions-discounting: adjustment of impairment provisions measured on an individual basis to take account of discounting estimated recoverable amounts. Most of these impairment provisions will generate interest income over the remaining period until receipt of the recoverable amounts.

(k) Share of IFRS impacts of affiliates: this line shows the Group's share in the impacts of transition to IFRS on Group companies accounted for by the equity method: all the Regional Banks (€+11 million), Banca Intesa (€-282 million), BES (€+2 million) and Eurazeo (€54 million).

3.4 Transition of the balance sheet at 31 December 2004 and 1 January 2005

Assets

(in millions of euros)	31/12/2004 French GAAP	Transition to IFRS (exc. IAS 32/39 and IFRS 4)		31/12/2004 IFRS Exc. IAS 32/39 and IFRS 4	Transition to IFRS (IAS 32/39 and IFRS 4)		01/01/2005 IFRS Inc. 32/39 and IFRS 4
		IFRS reclassifications	IFRS impacts		IFRS reclassifications	IFRS impacts	
Cash, due from central banks and French postal system	23,585			23,585			23,585
Financial assets at fair value through profit or loss				0	288,715	(868)	287,847
Derivative hedging instruments				0	215	283	498
Financial assets available for sale				0	128,499	6,615	135,114
Due from banks	257,562			257,562	(47,396)	95	210,261
- of which Crédit Agricole internal transactions	*170,520*			*170,520*			*170,520*
Loans and advances to customers	165,957		(206)	165,751	(1,075)	(984)	163,692
- of which Crédit Agricole internal lease finance transactions	*13,356*		*(206)*	*13,150*			*13,150*
Securities portfolio	136,618		(529)	136,089	(136,618)	529	0
- Treasury bills and similar items	*48,474*			*48,474*	*(48,474)*		*0*
- Other securities	*88,144*		*(529)*	*87,615*	*(87,615)*		*0*
Valuation adjustment on portfolios of hedged items				0	15	4,569	4,584
Held-to-maturity financial assets				0	18,973		18,973
Current tax assets				0	39	2	41
Deferred tax assets		1,580	627	2,207		3,174	5,381
Fixed assets held for sale				0			0
Insurance company investments	139,234	(1,363)	17	137,888	(137,871)	(17)	0
Participating interests and other long-term investments	2,602			2,602	(2,602)		0
Investments in associates	13,233	252	453	13,938	(251)	111	13,798
Investment property				0	3,326	9	3,335
Property, plant & equipment and intangible assets	6,607	(3,500)	(32)	3,075	3,209	(3,494)	2,790
Goodwill	9,682	3,248	393	13,323	(3,447)	3,497	13,373
Accruals, prepayments and sundry assets	60,202	735	445	61,382	(14,298)	2,947	50,031
TOTAL	815,282	952	1,168	817,402	99,433	16,468	933,303

Liabilities

(in millions of euros)	31/12/2004 French GAAP	Transition to IFRS (exc. IAS 32/39 and IFRS 4)		31/12/2004 IFRS Exc. IAS 32/39 and IFRS 4	Transition to IFRS (IAS 32/39 and IFRS 4)		01/01/2005 IFRS Inc. 32/39 and IFRS 4
		IFRS reclassifications	IFRS impacts		IFRS reclassifications	IFRS impacts	
Due to central banks and current accounts with French postal system	504			504			504
Financial liabilities at fair value through profit or loss					203,417	(139)	203,278
Derivative hedging instruments					268	845	1,113
Due to banks	142,470			142,470	(51,984)	(1,047)	89,438
- of which Crédit Agricole internal transactions	*14,286*			*14,286*			*14,286*
Customer accounts	305,192			305,192	(7,851)	619	297,960
Debt securities in issue	101,032			101,032	(8,095)	132	93,069
Valuation adjutement on portfolios of hedged items						3,288	3,288
Current tax liabilities				0	204	59	263
Deferred tax liabilities		952	612	1,564		3,009	4,573
Accruals, deferred income and sundry liabilities	76,757		112	76,869	(34,094)	2,376	45,151
Insurance company technical reserve	135,137		443	135,580		6,213	141,793
Liabilities associated with fixed assets held for sale				0			0
General reserves for risks and expenses	4,906		695	5,601	(1,679)	286	4,208
Subordinated debt	18,470		39	18,509	(1)	264	18,772
Fund for general banking risks	1,833		(1,833)	0			0
Shareholders' equity, Group share	24,940		1,282	26,222	(751)	571	26,042
- Net income for the year	2,203		521	2,724		(223)	2,501
- Consolidated reserves	22,737		761	23,498	(751)	794	23,541
Minority interests	4,041		(182)	3,859		(8)	3,851
TOTAL	815,282	952	1,168	817,402	99,433	16,468	933,303

Note 4:
Scope of consolidation

The detailed scope of consolidation is given at the end of the notes to the financial statements in section 14.

4.1 Change in scope of consolidation

I- ADDITIONS IN 2005

Newly-created companies, acquisitions or acquisitions of additional shares, application of materiality threshold:

Alcor

Ares

CACF Immobilier

CA Grands Crus

Calixis Finance

Cardinalimmo

Carrefour Servizi Finanziari SPA

CASAM

CASAM Equity Quant

CASAM Futures Euro

CASAM Systeia Event Driven

CASAM Systeia Global Macro

CASAM Systeia Pair Trading

CP Leasing

Credilar

Crédit Agricole Centre Est Immobilier

EEF (Euro Emetteur Finance)

Epsilon SGR S.p.A

ESF

FCC ESF

Federval

Fund Channel

GIE Silca

GRD7

GRD10

GRD11

GRD14

Hypersud

IAF

IUB Holding

IXIS Investor Services

IXIS Urquijo

Keytrade

Les Assurances Fédérales IARD

Meridian Bank

Merisma

Mezzasia

Nextra Alternative Investments SGR S.p.A

Nextra Investment Management SGR S.p.A

PCA Immo

Prediquant

Segespar Intermédiation

Sopar Serbie

Systeia Equity Linked Fund

Change from consolidation at an intermediate level to direct consolidation:

Subsidiaries previously consolidated at Crédit Lyonnais level are now consolidated individually:

Banque Thémis

Interfimo

Slibail Autos

CAI Suisse (Bahamas)

Corelyon

C.L. Verwaltungs und Beteiligungsgesellschaft mbH

Consortium Rhodanien de Réalisation

Crédit Lyonnais Assurance, Réassurance, Courtage (CLARC)

Crédit Lyonnais Bénélux

Crédit Lyonnais Développement Economique (CLDE)

Crédit Lyonnais Europe

Crédit Lyonnais Notolion

Crédit Lyonnais Preferred Capital

Eurofactor AG (Germany)

Eurofactor France

Eurofactor S.A. (Portugal)

Eurofactor SA/NV (Belgium)

Eurofactor UK (UK)

Financière Européenne d'Affacturage

Inter-Factor Europa (Spain)

LCL

Maco

Ubaf

II- REMOVALS IN 2005

Sale to non-group companies: N/A

Application of materiality threshold or discontinuation of business:

CAIC (S) Pte Ltd

CAIC Futures Ltd

CAIC Hong Kong Ltd

CAIC International UK

CAL FP US

CAIC Securities Japan Ltd

Centre Est Alizée

Crédit Lyonnais Rouse (USA)

Egelant Finance BV

Equalt Alternative Asset Management

Equalt Convertible Arbitrage Fund (ECA)

Equalt Core Macro Fund

Equalt Fixed Income Arbitrage Fund

Equalt Fixed Income Arbitrage X 2

Equalt Selection

Equalt Statistical Arbitrage Fund

Equalt Systemic Futures Fund

Gestimocam

Lederlex (formerly Crédit Foncier de Monaco France)

Maine Anjou Obligations

Saint Georges 2

Serves

Soflim

Transimmo

Merger with or absorption by a Group company:

CA Luxembourg has absorbed Crédit Lyonnais Luxembourg

Calyon Paris has absorbed CPRAAMI

CLEE has absorbed CA - Épargne Longue des Salariés to become Creelia

Crédit Agricole S.A. has absorbed Financière Européenne d'affacturage (TUP)

Credibom has absorbed Credilar

Caisse régionale de la Somme has absorbed Caisse régionale de la Brie to become Caisse régionale de la Brie-Picardie

Caisse régionale Normandie was created and has absorbed Caisse régionale du Calvados and la Caisse régionale Normand

Equalt Alternative Asset Management was transferred to and merged into Calyon upon the creation of Casam

Etica has absorbed Lixxservices

Finaref SA has absorbed Marbeuf Gestion (formerly Banque Finaref)

Transfact has absorbed Eurofactor France to become Eurofactor France

Uniger has absorbed CLAM Immobilier

Change from direct consolidation to consolidation at an intermediate level:

Crédit Lyonnais Securities is consolidated at the level of Crédit Lyonnais Securities Asia BV.

III- CHANGE OF NAME

Banco C.L. Brasil has become Banco Calyon Brasil

Banque Finaref has become Marbeuf Gestion

CA Brasil Private Management has become CA Brasil DTVM

CAI Conseil SA has become CA Conseil SA

CAI Egypt has become Calyon Bank (Egypt)

CA Indosuez Luxembourg has become CA Luxembourg

CA IS Holding has become Caceis

CAI Suisse (Singapour) has become CA (Suisse) Singapour

CAI Suisse (Bahamas) has become CA (Suisse) Bahamas

Calyon Suisse SA has become CA (Suisse) SA

CLAM Finance has become Segespar Finance

CLCM Asia BV has become Calyon Capital Market Asia BV

CLCMI has become Calyon Capital Market International (CCMI)

CL DTVM has become CA Brasil Private Management

CL Global Banking has become Calyon Global Banking

Conduit 1 has become Cardinalimmo

Crealfi has become Menafinance

Crédit Agricole Indosuez Turk A.S. has become Calyon Turk A.S.

Crédit Lyonnais Bank Hungary has become Calyon Bank Hungary Ltd

Crédit Lyonnais Bank Praha has become Calyon Bank Czech Republic

Crédit Lyonnais Bank Slovakia A.S. has become Calyon Bank Slovakia A.S.

Crédit Lyonnais Finance Guernesey has become Calyon Finance Guernesey

Crédit Lyonnais Financial Products has become Calyon Financial Products

Crédit Lyonnais Global Partners Inc. has become Calyon Global Partners Inc.

Crédit Lyonnais Leasing Corporation has become Calyon Leasing Corporation

Crédit Lyonnais North America Inc has become Calyon North America Inc.

Crédit Lyonnais Polska has become Calyon Polska S.A.

Crédit Lyonnais Private Equity has become Crédit Agricole Private Equity

Crédit Lyonnais Russie has become Calyon Rusbank S.A.

Crédit Lyonnais Securities USA has become Calyon Securities USA Inc.

Crédit Lyonnais Ukraine has become Calyon Bank Ukraine

Crédit Lyonnais Uruguay has become Calyon Uruguay S.A.

Federlux has become Predicai Europe SA

Finaref Group AB has become Finaref AB

Groupe Crédit Lyonnais has become Groupe LCL

Indosuez Air Finance S.A. has become Calyon Air Finance S.A.

Indosuez Asia Shipfinance Service Ltd has become Calyon Asia Shipfinance Service Ltd

Indosuez Australia has become Calyon Australia Ltd

Indosuez North America HLD has become Calyon North America Holding

Menafinance has become Crealfi

Segespar has become Crédit Agricole Asset Management Group

Ucabail has become Crédit Agricole Leasing

UI has become Crédit Agricole Private Equity Holding

Uniger has become CAAM Immobilier

4.2 Main acquisitions in 2005

ASSET MANAGEMENT AGREEMENT BETWEEN CRÉDIT AGRICOLE S.A. AND BANCA INTESA

On 30 May 2005, Crédit Agricole S.A. and Banca Intesa signed an agreement under the terms of which Crédit Agricole Asset Management (CAAM), a subsidiary of the Crédit Agricole Group, would acquire a 65% holding in the entity resulting from the merger between Nextra Investment Management sgr (Nextra), Banca Intesa's asset management subsidiary, and Crédit Agricole Asset Management sgr (CAAM sgr), CAAM's Italian subsidiary.

On 22 December 2005, approval from the relevant authorities was obtained and CAAM accordingly acquired 65% of Nextra, previously wholly-owned by the Intesa Group, which has retained the remaining 35%. In 2006 the Intesa group will acquire 35% of CAAM sgr, CAAM's Italian subsidiary, reducing CAAM's holding to 65%. The two groups then plan to merge Nextra and CAAM sgr, subject to approval from the relevant authorities.

The new entity will distribute its products and services through the Intesa Group's over 3,000 branches network in Italy, under a twelve-year distribution agreement that closely binds the producer and distributor, together with a corporate governance agreement covering the same period.

Furthermore, the Intesa Group may also distribute third-party products under an "open architecture" with a view to better satisfying its customers' diversification needs.

This important deal will result in a significant improvement in the products and services offered to customers and consequently provide the Intesa Group's distribution network with new business potential in asset management. It will increase Nextra's innovative capability and open up new markets outside Italy.

For CAAM, the deal consolidates its position as one of the European leaders in asset management. The deal values 100% of Nextra at €1,255 million. This valuation is subject to an adjustment mechanism based on net new inflows generated by the Intesa group between 2005 and 2007. The valuation will increase by €100 million if net new inflows exceed €10 billion, and decrease by €100 million if net new inflows are negative.

The deal, for an amount of €815.8 million, will result in the Intesa Group recognising a capital gain in the final quarter of 2005, before the impact of the adjustment mechanism, which could lead to an increase or decrease of the price.

The corporate governance agreement setting out the relationship between the two shareholders provides for joint control over the Nextra group. As a result, the balance sheet and income statement of the Nextra group are proportionately consolidated at 65%.

On the acquisition date, the fair value of identifiable assets and liabilities was determined on a provisional basis. They principally comprise financial assets at fair value through profit or loss (€206 million).

Acquisition price	M €816
Transaction costs	M €14
Impact of eliminating the capital gain made by Intesa	M €(114)
Consolidated purchase price	M €716
Fair value of net assets acquired	M €153
Goodwill	M €563

The amount of goodwill has been determined on a provisional basis and may be adjusted during a period of twelve months from the date of acquisition. It has been allocated to the "CAAM Group" cash generating unit.

The Nextra group has been proportionately consolidated as of 22 December 2005. Its 2005 results have not been consolidated.

CREATION OF CACEIS

On 4 July 2005, Crédit Agricole and the Caisse d'Épargne Group signed an agreement to combine their respective investor services business within a new company called Crédit Agricole-Caisse d'Épargne Investor Services (CACEIS). CACEIS now encompasses depository services and custody (Crédit Agricole Investor Services Bank in Paris, Dublin and Luxembourg, IXIS Investor Services in Paris and IXIS Urquijo in Madrid), fund administration (Fasnet European network and IXIS Administration de Fonds) and issuer services (CA-IS Corporate Trust and Euro Emetteurs Finance).

CACEIS is 50/50 owned by Crédit Agricole S.A. and CNCEP, thereby capitalising on the financial strength of both shareholders.

CACEIS is a major player in Europe in its three businesses. Now among the world's top ten custodians, CACEIS is also the leading depository bank in France and the leading bank for assets deposited with Euroclear France. CACEIS is also one of the top depository banks in Spain. It is the French leader in fund administration, number four in Luxembourg and among the European leaders, with over 5,000 portfolios valued. It is also one of the three main providers of issuer services in France.

Under the agreement, CNCEP transferred IXIS IS and its subsidiaries to CA-IS Holding, which was renamed CACEIS, and Crédit Agricole S.A. then sold 12% of CACEIS to CNCEP, as a result of which Crédit Agricole S.A. and CNCEP each own 50% of CACEIS.

The corporate governance agreement setting out the relationship between the two shareholders provides for joint control over the CACEIS group. As a result, the balance sheet and income statement of the CACEIS group are proportionately consolidated at 50%.

On the transaction date, Crédit Agricole S.A.'s divestment of 50% of its own business led to a capital gain of €92 million. On that date, the fair value of identifiable assets and liabilities acquired were determined on a provisional basis. Based on an acquisition price of €148 million, goodwill amounted to €88 million on a provisional basis but may be adjusted during a period of twelve months from the date of acquisition. It has been allocated to the "CACEIS group" cash generating unit.

The CACEIS group has been proportionately consolidated since 1 July and contributed €33 million to 2005 consolidated net income.

4.3 Share of net income of equity affiliates

	31/12/2005						31/12/2004 Exc. IAS 32/39 and IFRS 4					
(in millions of euros)	Equity-accounted value	Market value	Total assets	Net banking income	Net income	Share of net income	Equity-accounted value	Market value	Total assets	Net banking income	Net income	Share of net income
Financial institutions (breakdown):	**15,029**					**1,463**	**13,517**					**1,146**
Bank Al Saudi Al Fransi	477	4,270	15,256	666	477	116	337	2,128	11,692	483	328	70
B.E.S.	510	917	50,222	1,530	280	63	388	864	43,052	1,345	152	34
Regional Banks and affiliates	9,974					863	8,995					729
Banca Intesa SpA	3,713	5,156	273,535	10,167	3,025	377	3,605	4,070	274,598	9,726	1,884	303
Other	355					44	192					10
Non-finance companies (breakdown):	**462**					**27**	**421**					**12**
Partran	(104)					(1)	(126)					(1)
Eurazeo	559					27	473	447				5
Other	7					1	74					8
NET BOOK VALUE OF INVESTMENTS IN AFFILIATES	**15,491**					**1,490**	**13,938**					**1,158**

(1) The market value shown in the table below is the quoted price of the shares on their respective exchanges on 31 December. It may not be representative of the realisable value of the line of securities.

(2) For listed companies, when no other relevant information is available, the share of net income that is consolidated is based on the most recent published net income figure as of the balance sheet date.

4.4 Securitisation transactions and dedicated funds

SECURITISATION TRANSACTIONS CARRIED OUT ON BEHALF OF CUSTOMERS

These transactions usually involve the creation of special purpose vehicles (SPVs) which are not consolidated if Calyon does not exercise control. The criterion of control is usually appreciated on an "in substance" basis (*i.e.* ownership in the risks and rewards).

Calyon has carried out a number of securitisation transactions on behalf of its customers:

- Calyon manages five non-consolidated vehicles in Europe and North America (Hexagon Finance a.r.l., LMA, H2O, Atlantic Asset Securitization Corp and La Fayette Asset Securitization) for operations carried out on behalf of its customers. These SPVs finance themselves by issuing commercial paper in the French and euro money markets. Calyon issues letters of credit to guarantee a portion of the risk of default attaching to the assets securitised by its customers, which amounted to €1.65 billion at 31 December 2005. No provision was considered necessary at 31 December 2005. Calyon had also granted a total of €19.23 billion in cash lines to these SPVs at 31 December;
- Calyon manages a consolidated vehicle (ESF), to which it had granted cash lines totalling €827 million at 31 December 2005;
- at 31 December 2005, Calyon had granted €112 million in letters of credit and €1.71 billion in cash lines to SPVs which are neither consolidated nor managed by the bank.

SECURITISATION TRANSACTIONS ON OWN ACCOUNT

Calyon and LCL carry out securitisation transactions on their own account:

1. Transactions carried out by Calyon

As part of its portfolio management strategy, Calyon carries out synthetic securitisation transactions to transfer the credit risk on some of its portfolios to the market.

In 2005, Calyon carried out five new securitisations in Europe and the United States for a total of €19.3 billion, partly to manage growth in its financing activities and partly to ensure the replacement of transactions maturing at end 2005 or early 2006.

At 31 December 2005, there were nine synthetic securitisation transactions outstanding maturing between 2006 and 2012, with a total nominal value of €36.8 billion.

Calyon had retained a total of €991 million in non-investment-grade risk, plus a residual share in the investment-grade tranches amounting to €426 million.

The loans concerned are kept on the bank's balance sheet, while most of the credit enhancement is recognised in financial instruments.

2. Transactions carried out by LCL

At 31 December 2005, LCL had carried out two securitisation transactions for its own account.

One of these transactions was made by way of asset sales, totalling €177 million at 31 December 2005, with Crédit Lyonnais retaining a portion of the risk amounting to €11.4 million. These transactions involve mortgage loans granted to personal customers in the French branch network.

The other transaction is a synthetic securitisation transaction amounting to a total of €1,953 million at 31 December 2005. Crédit Lyonnais has retained a first-loss risk of €4.3 million. The transaction involved a portfolio of loans to major companies in Europe and the United States.

OTHER SPECIAL PURPOSE VEHICLES - UNITS IN FUNDS

Special purpose vehicles and funds are consolidated when the Group exercises control in substance. The entities concerned appear in the list of consolidated companies in note 14 to the consolidated financial statements.

At 31 December 2005, Calyon had fully consolidated eight funds, and Predica 14 funds.

4.5 Investments in non-consolidated companies

	31/12/2005		31/12/2004 Exc. 32/39 and IFRS 4	
(in millions of euros)	Net book value	% interest	Net book value	% interest
Banque Française de l'Orient (BFO)	135	99.7	135	99.7
Crédit Logement (Shares A)	228	16.5	222	16.5
Crédit Logement (Shares B)	219	18.0	202	18.0
Emporiki Bank (Commercial Bank of Greece)	336	8.8	331	9.0
Resona Holding	180	1.8		
Sicovam Holding	106	17.6	44	17.6
Other shares	1,912		1,668	
NET BOOK VALUE [1]	3,116		2,602	

(1) Including €1,057 million at 31 December 2005 in impairment charges.

4.6 Goodwill

(in millions of euros)	31/12/2004 Exc. 32/39 and IFRS 4	01/01/2005	Additions (acquisitions)	Decreases (disposals)	Impairment losses during the period	Translation adjustments	Other movements	31/12/2005
Gross value								
French retail banking								
- LCL Group	5,263	5,263	17					5,280
Specialised financial services								
- Sofinco Group	505	505	69					574
- Finaref - France Group	1,392	1,392						1,392
- Finaref - Nordic Group	242	242						242
- Dan-aktiv	41	41						41
- Lukas	264	264						264
- CA Leasing Group	160	160						160
- EFL	196	196						196
- Eurofactor Group	62	62						62
- Other	13	13					(13)	0
Asset management, insurance and private banking								
- CAAM Group	1,942	1,942	582				9	2,533
- Calyon - BPI	497	497						497
- Predica Group	483	483						483
- Pacifica Group	33	33						33
- CACEIS Group			88					88
- Finaref Group	487	487						487
Corporate and investment banking	**1,778**	**1,828**					**44**	**1,872**
International retail banking		**0**	**37**					**37**
Proprietary asset management and other activities	**10**	**10**		**(10)**				**0**
Accumulated impairment losses								
French retail banking								
Specialised financial services								
- Finaref - Nordic Group					(34)			(34)
- EFL	(24)	(24)			(49)			(73)
- Other								
Asset management, insurance and private banking	**(7)**	**(7)**			**(3)**			**(10)**
Corporate and investment banking	**(14)**	**(14)**						**(14)**
International retail banking								
Proprietary asset management and other activities								
NET BOOK VALUE	**13,323**	**13,373**	**793**	**(10)**	**(86)**	**0**	**40**	**14,110**

During 2005, goodwill was tested for impairment by determining the value in use of the cash generating units (CGUs) to which it is allocated. Value in use is the present value of the future cash flows expected to be derived from continuing use of the CGU, as set out in medium-term business plans prepared by the Group for management purposes. The assumptions used are as follows:

- estimated future cash flows: three-year forecasts drawn up as part of the Group's strategic development plan;
- perpetual growth rate: different rates depending on the CGU, ranging from 0% to 2.75% in the euro zone, and 0% to 4% outside the euro zone;
- discount rate: different rates depending on the CGU, ranging from 9% to 12.7%.

These tests led to recognition of a total impairment loss of €86 million during the year.

(in millions of euros)	01/01/2004 Exc. IAS 32/39 and IFRS 4	Additions (acquisitions)	Decreases (disposals)	Impairment losses during the period	Translation adjustments	Other movements	31/12/2004 Exc. IAS 32/39 and IFRS 4
Gross value							
French retail banking							
- LCL Group	5,207	137				(81)	5,263
Specialised financial services							
- Sofinco Group	490	15					505
- Finaref - France Group	1,167	225					1,392
- Finaref - Nordic Group	183	59					242
- Dan-aktiv	0	41					41
- Lukas	264						264
- CA Leasing Group	160						160
- EFL	196						196
- Eurofactor Group	49	13					62
- Other	11	2					13
Asset management, insurance and private banking							
- CAAM Group	1,942						1,942
- Calyon - BPI	497						497
- Predica Group	483						483
- Pacifica Group	33						33
- Finaref Group	258	229					487
Corporate and investment banking	1,822	2				(46)	1,778
International retail banking		3				(3)	0
Proprietary asset management and other activities	10	4				(4)	10
Accumulated impairment losses							
French retail banking				(3)		3	0
Specialised financial services							
- EFL				(24)			(24)
Asset management, insurance and private banking				(7)			(7)
Corporate and investment banking				(14)			(14)
International retail banking				(3)		3	0
Proprietary asset management and other activities				(4)		4	0
NET BOOK VALUE	12,772	730	0	(55)	0	(124)	13,323

Note 5:
Financial management, exposure to risk and hedging policy

Asset and liability management - structural financial risks

Crédit Agricole S.A.'s Financial Management division is responsible for organising financial flows within the Crédit Agricole S.A. Group, defining and implementing refinancing rules, asset and liability management, and managing prudential ratios. It sets out the principles and ensures a cohesive financial management system throughout the Group.

Optimising financial flows within the Crédit Agricole S.A. Group is a key ongoing objective, as is non-arbitrage within the Group and on the part of third parties, in keeping with the existing financial rules between Crédit Agricole S.A. and the Regional Banks.

Under these principles, any surpluses or shortfalls of customers deposits from the Regional Banks and LCL's retail banking business are centralised in Crédit Agricole S.A.'s books.

This resource pooling helps refinance other Group subsidiaries as needed (notably Calyon, Sofinco, Finaref, etc.).

Financial risks are consolidated and managed by the Crédit Agricole S.A. Group. These risks exist both at the level of Crédit Agricole S.A. parent company, by virtue of its role in organising financial relations with the Regional Banks, and at the level of its subsidiaries.

In order to controle and optimise the management of its financial ratios, most financial risks are concentrated at the level of Crédit Agricole S.A. via a system of interest rate and liquidity matching.

Consequently, Crédit Agricole S.A. has a high level of financial cohesion, with limited dissemination of financial risks.

Decisions are taken and limits set by the Chief Executive Officer of Crédit Agricole S.A. as part of the Group Finance division's ALM Committee. This principle covers the entire scope of the Crédit Agricole S.A. Group:

- subsidiaries either do not carry asset and liability risk or they comply with limits set by Crédit Agricole S.A.'s ALM committee in agreement with them;
- asset and liability measurement, analysis and management methods are defined by the Group Financial Management division. With regard to the retail banking business, a coherent system of conventions and run-off planning has been adopted for the Regional Banks and LCL;
- subsidiaries report their ALM risk to Crédit Agricole S.A. for monitoring and consolidation purposes, based on the principles and procedures set out by Group Financial Management. Results are monitored by the Group ALM committee;
- the ALM departments of Crédit Agricole S.A. and its subsidiaries (where they are authorised to manage ALM positions) are treated as profit centres. They must be identified as such and measured according to Group standards. Results are monitored by the Group ALM committee;
- Crédit Agricole S.A.'s (parent company) ALM officers sit on the ALM committees of the major subsidiaries.

Asset and liability management - global interest rate risk

Interest rate movements entail an interest rate risk for entities carrying a fixed or variable-rate asset or debt. For balance sheet items, differences in duration and type of interest rate are identified in the form of maturity mismatch schedules.

The methods used to calculate these mismatches are analysed to ensure data are comparable and that they are aggregated at Group level.

The limits put in place at Group level and for each subsidiary set caps on these mismatches and hence on the resulting global interest rate risk.

During 2005, Crédit Agricole S.A. and the Regional Banks continued to implement the reform of their financial relations:

- midway through the transition period (which ends on 31 December 2007), over half of all customer deposits and bonds, excluding home purchase savings plans, were governed by the new rules;
- the Regional Banks are now paid a market rate on this growing share of deposits, based on a replacement model. This model, which has been validated by the Regional Banks and is executed on their behalf by Crédit Agricole S.A., reflects the structure and risks of these deposits.

Crédit Agricole S.A. uses financial instruments such as bonds and interest-rate swaps to hedge the resulting interest rate risks.

Due to their type of business, some subsidiaries such as LCL, Calyon, Sofinco, Finaref, CA-Leasing, Lukas and EFL may also incur a global interest rate risk, which requires the setting of limits. Their positions are periodically aggregated at the Crédit Agricole S.A. level and are presented to the ALM Committee.

Credit, market and operational risk management

The Group's risk management is handled by the Group Risk Management Division (GRMD). This division reports to the CEO, and its task is to control credit, market and operational risks and to oversee projects affecting management of these risks.

Crédit Agricole S.A. does not directly managed risks generated by the operations of the Regional Banks. As credit institutions in their own right, the Regional Banks are fully responsible for transactions initiated by them. However, in its capacity as central body of the Crédit Agricole network, Crédit Agricole S.A. ensures that the Regional Banks maintain satisfactory liquidity and solvency. Crédit Agricole S.A. thus carries the risks of the Regional Banks indirectly.

The Group's risk management organisation

The Group's risk management organisation, which has not changed during the year, is based on the following entities:

- an integrated function overseen by the Group Risk Management Division (GRMD) in accordance with the principles of subsidiarity and delegations, which officially defines decision-making powers at each hierarchical level.
- the Group Risk Management Division (GRMD), which supervises credit, market and operational risks for the Crédit Agricole S.A. Group overall, and consolidates data associated with risks taken by the Regional Banks and consolidated subsidiaries.

The GRMD has been organised into three sections, each under the responsibility of a deputy: Crédit Agricole S.A. and its subsidiaries (excluding Calyon), Calyon, and the Regional Banks. Risk supervision and the consolidation of the three sections are carried out within three departments, each of which is in charge of one of the three types of banking risk: credit risk, market risk and operational risk. All components of risk management -risk strategies, risk mapping, setting and monitoring limits, reporting, methodologies, standards- are implemented within each of these departments.

Each subsidiary's Risk Management Officer reports up the line to the CEO of the relevant subsidiary and to the Group Risk Management Division, primarily to define action plans in the areas of risk, officer appraisals, and officer appointments and mobility.

- as needed, the GRMD relies on the Regional Banks' Risk Management Division to meet the needs of risk consolidation management at the Crédit Agricole S.A. Group level (Basle II, Risk Scorecards, regulatory reporting, etc.);
- Committees that validate the strategies and methodologies applicable within Crédit Agricole S.A.:

The Group Risk Management Committee (GRMC) handles the following tasks:

- setting the overall direction of the Group's risk management policy;
- approving risk management strategies presented by each business line, particularly credit and market risk limits;
- examining sensitive risks (counterparty, country and sector risks) and any provisions proposed in response to the deterioration in the profile of these risks;
- approving limits on the Group's largest counterparties;
- monitoring the Group's major areas of risk.

The GRMC is chaired by the CEO and usually meets once a month.

The Standards and Methodology Committee is chaired by the Group Risk Management Director. Its main purpose is to approve the main methods for measuring credit, market and operational risks in the Group's various business lines.

Risk monitoring procedures

WITHIN THE CRÉDIT AGRICOLE S.A. GROUP ON A CONSOLIDATED BASIS

The GRMD's procedures are based on the following:

i) the three units dedicated to cross-functional management of credit, market and operational risks described above, which have a consolidated view of all business lines;

ii) a "subsidiary monitoring" function in charge of the overall relation between the GRMD and the subsidiary Risk Management Divisions, whose general purpose is to give the GRMD an overview of the subsidiaries' risks, with a good knowledge of the risk management systems internal to each subsidiary, while ensuring compliance with Group rules and monitoring changes in each subsidiary's risk profile. This function also identifies the best practices and arranges for them to be shared.

The operating procedures between the GRMD and Crédit Agricole S.A. Risk Management Officers are organised along the following lines:

- the Risk Management Officer is jointly appointed and evaluated by the Group Risk Management Director and the subsidiary's CEO;
- management of strategies and reporting on major counterparty risks, on market risks and on the change in portfolio by sector is co-ordinated and the subsidiary's Risk Scorecard is dispatched to the GRMD, which centralises, consolidates and summarises these items before presenting them to the supervisory and executive bodies;
- each subsidiary or business line's Risk Management Division is independent from the front office and reports to the CEO of the subsidiary or business line concerned. Under this system, the subsidiaries or business lines monitor and control credit, market and operational risks in accordance with the principles of subsidiarity and delegation defined above. Each subsidiary or business line has the resources it needs to manage its own risks and sets up an organisation, processes and tools that meet its requirements;
- subsidiaries and business lines are under an obligation to give full disclosure to the GRMD and to provide early warning of untoward developments. Accordingly, there are operational contracts between the GRMD and Crédit Agricole S.A.'s subsidiaries and business lines that set out each entity's responsibilities in terms of risk prevention, management and monitoring, as well as their early warning and reporting duties. These contracts are formalised on the basis of the organisation and duties of the Risk business line, and the scope of the Crédit Agricole S.A. Group;
- each subsidiary and business line works with the GRMD to define its risk strategy. This is then validated by the GRMC, which issues an opinion and defines the methodological framework. These risk strategies define the boundaries within which subsidiaries and business lines are authorised to develop their activities (global and individual limits, selectivity criteria, risk management system).

WITHIN THE REGIONAL BANKS

Banking regulations concerning risk apply to each Regional Bank on an individual basis. The Regional Banks are therefore individually responsible for complying with solvency ratios along with rules concerning the division of risks and internal control.

In order to obtain a consolidated view of the risks to which the entire Crédit Agricole Group is exposed and as required by CRC (Comité de la Réglementation bancaire) Regulation 2001-03, Crédit Agricole S.A. consolidates exposure to risk on a Group basis and fulfils regulatory reporting requirements (large exposures and risk division).

Large credit exposures borne by the Regional Banks must be presented to Foncaris, a credit institution that is a 100%-owned subsidiary of Crédit Agricole S.A. After examining these risks, Foncaris may decide to guarantee them, generally at 50%. Each Regional Bank determines, for a period of six years, the threshold beyond which its exposures are eligible for coverage by Foncaris. The upper limit of this threshold is equal to 20% of the Regional Bank's capital.

Optionally, it may be set at 10% or 5% of this capital, or at an absolute nominal amount. In the latter eventuality, the minimum threshold allowed is €12 million. Since 1 July 2001, the Regional Banks have also had the possibility of opting for a mechanism designed to attenuate the impact of these thresholds on the guarantee provided by Foncaris. The Regional Banks pay a contribution to Foncaris in return for its guarantee. This contribution is calculated by applying a contribution coefficient – based on the quality of the counterparty (measured by its rating), guarantees provided, the duration of the loan, and the extent to which the risks are shared with other banks – to a base equal to the Regional Bank's outstandings plus a quarter of unused but confirmed limits.

When Foncaris receives a guarantee application from a Regional Bank whose total exposure to a given counterparty or group of related counterparties meets the eligibility criterion, the case is transmitted to its application examiners for review. The latter then submit a report to a committee with the power to decide on the case. In the event of default, the Regional Bank is indemnified for 50% of its residual loss, after application of guarantees and after having exhausted all other avenues.

The Regional Banks also report their market risk positions to Crédit Agricole S.A.

A committee chaired by the CEO of Crédit Agricole S.A. periodically reviews changes in the Regional Banks' risks (all types of risk in all markets).

5.1 Credit risk

Credit risk: A credit risk occurs when a counterparty is unable to honour its obligations and when the book value of these obligations in the bank's records is positive. The counterparty may be a bank, an industrial or commercial enterprise, a government and its various entities, an investment fund, or a natural person.

The exposure may be a loan, debt security, deed of property, performance exchange contract, performance bond or unused confirmed commitment. The risk also includes the settlement risk inherent in any transaction entailing an exchange of cash or physical goods outside a secure settlement system.

GENERAL PRINCIPLES OF CREDIT RISK MANAGEMENT

- the principle of a risk limit applies to all types of counterparty, whether business enterprises, banks, financial institutions, governmental or quasi-governmental entities. Furthermore, country-by-country ceilings apply to risk situations in respect of counterparties that are controlled or resident in non-G10 and non-EEA countries;
- rules for dividing and limiting risk exposures and specific decision-making and monitoring processes are used, particularly to ensure that commitments to the principal counterparties of Crédit Agricole S.A. and its subsidiaries do not reach an excessive concentration of the portfolio and consumption of economic capital allocated to the relevant business lines and that they do not exceed the regulatory threshold;
- a structured loan application review procedure is used. All lending decisions are made either by a decision-making committee or by an officer appointed for that purpose with the formal approval of the risk management business line (dual signature required for all commitments other than "retail"). Moreover, the risk measurement and monitoring system operates through a first-and second-level control system, together with a reporting procedure and regular communication of information to internal and external authorities;
- exposures in breach of lending limits and action plans designed to curtail them are monitored;
- sensitive items are monitored individually, via early identification of problems, e.g. when internal or external ratings are downgraded, or when there are payment incidents or changes in the debtor's financial position, and tracked on a quarterly basis by special-purpose committees, which develop suitable action plans to cover potential risks. These items are monitored quarterly on a consolidated basis and reported to the Group Risk Management Committee;
- periodic portfolio reviews of each operating unit are carried out, to identify situations where the risk has deteriorated, update the counterparty's rating, operate the risk management strategy and monitor changes in concentrations;

- reports on consolidated risk are drawn up on the Group's major exposures. Within the framework of the Group Risk Management Committee, the Group Risk Management Division draws up a half-yearly review of commitments to non-bank customers exceeding €300 million and of limits on the largest banks, and presents this review to the CEO.
- risk scorecards (indicators, commitments, portfolio structure based on different criteria) by business line and on a consolidated basis are drawn up and presented quarterly to the supervisory and executive bodies.
- a portfolio model is used within the Corporate and Investment Banking businesses to measure the effects of diversification, to calculate future losses (volatility, expected and unexpected losses), and to simulate stress scenarios.

MEASUREMENT METHODOLOGIES

The Standards and Methodology Committee's task is to validate, harmonise and distribute risk measurement and management standards and methods, as well as procedures and standards for banking risks. This mainly concerned the methods used as part of the Basle II project.

The widespread roll-out of an internal rating system has enabled the Group to set up a counterparty risk management system based on Basle II-type indicators. In particular, in the Corporate and Investment Banking businesses, measurements of expected losses, economic capital and risk-adjusted return are used during the decision-making process for granting loans, defining risk strategies and setting limits per sector, country and counterparty. Similarly, Basle II-type approaches and indicators are included in the various business lines' risk strategy plans.

As regards measuring counterparty risk on capital market transactions, Crédit Agricole S.A. and its subsidiaries use an internal method of estimating the underlying risk of derivative financial instruments (such as swaps and structured products). The risk basis is calculated by taking the sum of the positive market value of the instrument and applying an add-on coefficient to the nominal amount. This add-on represents the potential credit risk arising from the change in market value of derivative instruments during their residual lifespan. The add-on coefficient is calculated on the basis of the type and residual lifespan of the instrument, based on a statistical observation of movements in its underlying instruments.

Crédit Agricole S.A. and its subsidiaries use this method for the internal management of counterparty risk, and it differs from the regulatory approach used to meet the measurement requirements of European and international solvency ratios or for reporting major risks.

Moreover, to reduce exposure to counterparty risks on derivatives, through Calyon, the Crédit Agricole S.A. Corporate and Investment Banking businesses enter into collateralisation contracts with their counterparties, in addition to netting agreements, which are negotiated during the documentation process prior to setting up the transactions.

DIVERSIFICATION OF RISKS

Crédit Agricole S.A. and its subsidiaries seek to diversify their risks in order to limit their counterparty's risks exposure, especially in the event of a crisis in a particular industry or country. They regularly monitor their total commitments (applying the methodologies described above, depending on type of exposure) by counterparty, transaction portfolio, economic sector and country. Portfolios are managed actively within the Corporate and Investment Banking businesses, primarily through a dedicated Credit Portfolio Management (CPM) function. Market instruments -such as credit derivatives, CLOs etc.- are used to reduce and diversify counterparty risks, enabling the Group to optimise its use of capital. Likewise, potential risk concentration is mitigated through syndication of loans among the Group's different entities (Regional Banks, subsidiaries) and external banks and the use of risk mitigation instruments (credit insurance, sharing risk with Sofaris).

USE OF CREDIT DERIVATIVES

As part of its portfolio management strategy, the Group's corporate and investment banking division uses credit derivatives together with a series of risk transfer instruments notably including securitisations.

The purpose is to reduce concentration of exposure to corporate risk, diversify the portfolio and reduce loss levels.

COUNTRY RISK

Country risk is the risk that economic, financial, political or social conditions in a foreign country will affect the bank's financial interests. It does not differ in nature from "elementary" risks (credit, market and operational risks). It constitutes a set of risks resulting from the bank's vulnerability to a specific political, macroeconomic and financial environment.

The system for assessing and monitoring country risk within the Crédit Agricole S.A. Group is based on an internal rating model. The internal rating for each country combines a sovereign risk assessment -principally the risk that the government will default on its debt- with a quantification of the risk of financial instability in the private sector (banks and/or companies).

Each country whose rating is below the threshold set by the Group's procedures is subject to limits that are reviewed annually and to risk strategies.

The implementation of a reporting and regular review system has strengthened the increasingly sophisticated country risk supervision mechanism, on a portfolio basis, through greater use of quantitative tools.

This approach is supplemented by scenario analysis that aims to test the impact of unfavourable macro-economic and financial assumptions, and will help develop an integrated view of the risks to which the bank could be exposed in situations of extreme pressure.

The tables below show loans and advances to banks and customers and customer accounts based on various risk concentration criteria.

CONCENTRATION BY CUSTOMER TYPE

DUE FROM BANKS AND LOANS AND ADVANCES TO CUSTOMERS BY CUSTOMER TYPE

	31/12/2005						31/12/2004 Exc. 32/39 and IFRS 4					
(in millions of euros)	Gross	Doubtful debts	Provisions for doubtful debts	Bad debts	Provisions for bad debts	Total	Gross	Doubtful debts	Provisions for doubtful debts	Bad debts	Provisions for bad debts	Total
Central government, government agencies and local authorities	7,921	28	19	100	86	7,816	6,727	34	10	42	37	6,680
Financial institutions	80,409	386	339	100	88	79,982	104,680	339	279	31	31	104,370
Personal and small business customers	66,566	1,369	727	1,984	1,529	64,310	62,923	1,293	611	1,915	1,303	61,009
Companies (including insurance companies) and other customers	106,526	2,247	1,187	2,019	1,598	103,741	62,894	1,945	1,036	2,425	1,911	59,947
Unallocated						0	21,707	814	624	381	296	20,787
TOTAL[(1)]	261,422	4,030	2,272	4,203	3,301	255,849	258,931	4,425	2,560	4,794	3,578	252,793
Net accrued interest						1,929						
Collective provisions						(1,582)						
NET BOOK VALUE						256,196						252,793

(1) In 2004, included accrued interest.

COMMITMENTS GIVEN TO CUSTOMERS BY CUSTOMER TYPE

(in millions of euros)	31/12/2005	31/12/2004 Exc. 32/39 and IFRS 4
Financing commitments given to customers		
Central government, government agencies and local authorites	5,077	5,279
Financial institutions	26,141	21,293
Personnal and small business customers	29,612	20,679
Companies (including insurance companies) and other customers	61,445	40,717
Unallocated	-	9,051
TOTAL	122,275	97,019
Guarantee commitments given to customers		
Central government, government agencies and local authorites	166	170
Financial institutions	17,479	15,966
Personnal and small business customers	1,757	812
Companies (including insurance companies) and other customers	45,166	19,954
Unallocated	-	11,911
TOTAL	64,568	48,813

CUSTOMER ACCOUNTS BY CUSTOMER TYPE

(in millions of euros)	31/12/2005	31/12/2004 Exc. 32/39 and IFRS 4
Government, government agencies and local authorites	9,899	3,869
Financial institutions	29,149	35,275
Personnal and small business customers	236,677	227,352
Companies (including insurance companies) and other customers	41,186	37,132
Unallocated	-	-
TOTAL	316,911	303,626
Accrued interest	**1,454**	**1,566**
NET BOOK VALUE	318,365	305,192

DUE FROM BANKS AND LOANS AND ADVANCES TO CUSTOMERS BY GEOGRAPHICAL AREA

	31/12/2005						31/12/2004 Excl. 32-39 and IFRS 4					
(in millions of euros)	Gross	Doubtful debts	Provisions for doubtful debts	Bad debts	Provisions for bad debts	Total	Gross	Doubtful debts	Provisions for doubtful debts	Bad debts	Provisions for bad debts	Total
France (inc. overseas departments and territories)	132,270	2,587	1,397	2,772	2,274	128,599	130,554	1,861	1,022	2,212	1,666	127,866
Other EU countries	59,931	503	310	493	318	59,303	57,509	658	302	585	446	56,761
Rest of Europe	8,206	129	129	154	108	7,969	9,884	108	58	158	128	9,698
North America	15,448	283	86	275	156	15,206	10,811	274	67	499	247	10,497
Central and South America	9,082	240	205	53	29	8,848	6,704	270	181	71	25	6,498
Africa and Middle-East	12,756	249	130	334	323	12,303	8,863	119	83	369	303	8,477
Asia-Pacific (exc. Japan)	12,874	39	15	110	93	12,766	7,683	149	41	139	104	7,538
Japan	10,855			12		10,855	3,567	19		15		3,567
Unallocated						0	21,385	750	593	380	295	20,497
TOTAL	261,422	4,030	2,272	4,203	3,301	255,849	256,960	4,208	2,347	4,428	3,214	251,399
Net accrued interest						**1,929**						1,394
Collective provisions						**(1,582)**						
NET BOOK VALUE						256,196						252,793



COMMITMENTS GIVEN TO CUSTOMERS BY GEOGRAPHICAL AREA

(in millions of euros)	31/12/2005	31/12/2004 Exc. 32/39 and IFRS 4
Financing commitments given to customers		
France (inc. overseas departments and territories)	61,043	52,492
Other EU countries	21,967	19,336
Rest of Europe	4,479	2,891
North America	25,712	16,901
Central and South America	3,315	1,288
Africa and Middle-East	2,302	1,504
Asia-Pacific (exc. Japan)	2,434	1,573
Japan	1,023	1,034
Unallocated		
TOTAL	122,275	97,019
Guarantee commitments given to customers		
France (inc. overseas departments and territories)	44,368	36,440
Other EU countries	6,428	3,889
Rest of Europe	2,277	1,355
North America	4,843	2,983
Central and South America	2,461	708
Africa and Middle-East	1,289	1,184
Asia-Pacific (exc. Japan)	2,476	1,939
Japan	426	315
Unallocated		
TOTAL	64,568	48,813

CUSTOMER ACCOUNTS BY GEOGRAPHICAL AREA

(in millions of euros)	31/12/2005	31/12/2004 Exc. 32/39 and IFRS 4
France (including overseas departments and territories)	255,184	256,879
Other European Union countries	18,247	16,837
Rest of Europe	6,942	4,284
North America	8,959	5,678
Central and South America	3,911	3,817
Africa and Middle-East	9,632	8,841
Asia-Pacific (excluding Japan)	7,956	4,590
Japan	5,986	2,321
Unallocated	94	379
TOTAL	316,911	303,626
Accrued interest	**1,454**	**1,566**
NET BOOK VALUE	318,365	305,192

DERIVATIVE FINANCIAL INSTRUMENTS - COUNTERPARTY RISK

	31/12/2005		31/12/2004 Exc. IAS 32/39 and IFRS 4	
(in millions of euros)	Market value	Potential credit risk	Market value	Potential credit risk
Governments, OECD central banks and similar	797	489	3,485	1,841
OECD financial institutions and similar	88,720	52,802	85,433	43,578
Other counterparties	11,946	9,409	11,097	5,539
TOTAL (IN 2004, EXCL LCL)	101,463	62,700	100,015	50,958
Risk on:				
- interest rate, exchange rate and commodities	90,613	52,013	104,492	45,327
- equity & index derivatives	10,850	10,687	6,455	8,306
Impact of netting agreements (in 2004, excl LCL)	**85,454**	**38,886**	**79,431**	**24,901**
LCL group			**947**	**1,109**
TOTAL AFTER IMPACT OF NETTING AGREEMENTS	16,009	23,814	21,531	27,166

Contracts between members of the network are not included as they do not carry any risk.

5.2 Market risk

Market risk is the risk of a negative impact on the income statement or balance sheet of adverse fluctuations in the value of financial instruments following changes in market parameters:

- interest rates: interest rate risk is the risk of a change in the fair value of a financial instrument or the future cash flows from a financial instrument due to a change in interest rates.
- exchange rates: currency risk is the risk of a change in the fair value of a financial instrument due to a change in exchange rates.
- prices: price risk is the risk of a change in the price or volatility of equities and commodities, baskets of equities and stock index. The instruments most exposed to this risk are variable-income securities, equity derivatives and commodity derivatives.

The Crédit Agricole S.A. Group has a specific market risk management system, with its own independent organisation, monitoring and consolidation procedures, and risk identification and measurement methods.

SCOPE

The system covers all market risks arising from capital market activities. These activities mainly consist of arbitrage and directional positions taken by the trading departments of the Calyon Corporate and Investment Banking subsidiary. The investment portfolios of the finance divisions are monitored separately. Market risk is defined as a risk of variation in a subsidiary's profit caused by movement in one or more financial factors, including interest rates, security prices, exchange rates, the specific yield premium on a bond issue, commodity and precious metals prices and inter-market correlations.

ORGANISATION

Local and central organisation

The Crédit Agricole S.A. Group has two distinct but complementary levels of market risk management, *i.e.* a central co-ordination and aggregation level and a local business level:

- at the central level, the Group Risk Management Division is responsible for general control of all the Crédit Agricole S.A. Group's market risks. Its key task is reporting to and alerting General Management. Control is centralised via reports sent by the subsidiaries' risk management departments. The data is restated (historical charts, aggregation, analyses, etc.) to produce a summary statement. Similar reporting data is provided for the internal control report, which is sent to the Group's internal control officer, who then presents it to the Board of Directors of Crédit Agricole S.A. every six months;
- at the local level, subsidiaries' Risk Management Divisions act on behalf of the Group Risk Management Division. They are in charge of carrying out first-level control of market risks incurred in subsidiaries' activities. Within Calyon, the Risk Management Division has decentralised teams mostly based abroad.

Decision-making and risk monitoring committees

Two committees are involved in the management of market risk at the Group level:

- the **Group Risk Management Committee,** chaired by Crédit Agricole S.A.'s CEO, examines the market situation and risks incurred on a quarterly basis. The Committee reviews the utilisation of limits, significant breaches of limits and incidents, and the analysis of net banking income with respect to risks. The Committee approves the overall limits placed on all entities' market risks when they present their risk strategy, and makes the main decisions as regard risk control;
- **the Standards and Methodology Committee** meets periodically, and is chaired by the Group Risk Officer. Its brief includes approval of and disseminating standards and methods concerning the identification and measurement of market risks within the Crédit Agricole S.A. Group.

In addition, each entity has its own local Risk Management Committee. The most important of these is Calyon's Market Risk Management Committee, which meets twice a month and is chaired by the General Executive Committee member who is in charge of risks. It is made up of the Calyon Market Risk Manager and the risk managers responsible for specific activities. It reviews Calyon's positions and results of its capital market activities and verifies compliance with the limits assigned to each activity. It is empowered to make decisions on the entities' requests for temporary increases in limits.

Market risk measurement and management methodology

The quantitative management of market risks is based on several indicators that are used to devise overall or specific risk limits. These indicators fall into three main categories, i.e. Value at Risk (VaR), stress scenarios and other indicators:

- the main category of market risk indicator is Value at Risk (VaR), which can be defined as the maximum theoretical loss in a portfolio in the event of adverse movements in market parameters over a given timeframe and for a given level of confidence. The Crédit Agricole S.A. Group uses a confidence level of 99% and a timeframe of one day, and uses one year of historical data. The usefulness of this method is validated through a "back-testing" procedure, which involves comparing a daily result with the previous day's theoretical VaR. Different VaR methods are used depending on the risk factors or activities concerned:
  - historical VaR for all derivatives (including credit derivatives but not commodities) and equities,

- parametric and historical VaR for linear interest rate and foreign exchange products,
- Monte Carlo VaR for commodities and their derivatives;
- the second category of quantitative market risk indicators consists of stress scenarios to supplement VaR, which does not give an accurate model of how crises affect capital markets. Stress scenarios simulate extreme market conditions and are the result of three complementary approaches:
  - historical scenarios which replicate the impact on the current portfolio of crises observed in the past (1994 bond market crash, 2002 technology stock crash, etc.),
  - hypothetical scenarios anticipating plausible shocks adjusted to reflect economic trends,
  - adverse scenarios, which adapt assumptions to simulate worst-case positions based on the portfolio structure at the time the scenario is calculated;
- the third category consists of a set of additional market risk indicators. These indicators (such as sensitivity, nominal amounts, outstandings, and maturity) are used to ensure consistency between the overall limits and operational limits applied by front office staff. These limits are also used to manage risks that are not correctly captured by VaR measurements.

This system is supplemented by various early warning procedures. In particular, early warnings are triggered when a risk reaches 80% of its limit (specific limit, overall loss limit, global VaR, etc.). Subsidiaries' market risk control units must also inform the Group Risk Management Division as soon as possible when a major event concerning limit utilisation or market movements is identified.

USE OF CREDIT DERIVATIVES

Within the capital markets business, Calyon has developed a credit derivatives business encompassing trading, structuring and selling the products to its customers. The products handled range from simple products (credit default swaps), where the principal risk factor is credit spreads, through to more structured products that introduce other more complex risk factors (*e.g.* correlation).

Positions are measured at fair value with deductions for model and data uncertainties.

These activities are managed through a system of market risk indicators accompanied by limits designed to cover all risk factors. These indicators are:

- VaR (historical, 99%, daily, including credit spread and correlation risk);
- credit sensitivity;
- sensitivity to correlation;
- sensitivity to recovery rates;
- sensitivity to interest rates.

The system also includes stop loss limits and stress testing.

Independent teams belonging to the Risk Management Division are responsible for valuation, calculating risk indicators, setting limits and validating models.

DERIVATIVE FINANCIAL INSTRUMENTS: ANALYSIS BY RESIDUAL MATURITY

	31/12/2005						
	Exchange-traded			Over-the-counter			Total notional amount outstanding
(in millions of euros)	Under 1 year	1-5 years	Over 5 years	Under 1 year	1-5 years	Over 5 years	
Interest rate instruments	**24,484**	**5,321**	**0**	**2,190,783**	**2,716,961**	**1,989,185**	**6,926,734**
Futures	23,533	5,321		493			29,347
FRAs				525,171	82,631		607,802
Interest rate swaps				1,549,057	1,961,844	1,155,649	4,666,550
Swaptions				868	290,172	587,071	878,111
Caps, floors, collars				113,937	376,090	244,743	734,770
Other options	951			1,257	6,224	1,722	10,154
Currency and gold	**15,907**	**257**	**0**	**759,108**	**289,211**	**105,648**	**1,170,131**
Currency futures	14,973			323,616	289,211	105,648	733,448
Currency options	934	257		435,492			436,683
Other:	**798**	**438**	**0**	**105,191**	**265,659**	**56,795**	**428,881**
Equity & index derivatives	645	270		49,730	107,139	21,785	179,569
Precious metal derivatives				500			500
Commodities derivatives	153	168		41,105	13,675	212	55,313
Credit derivatives				13,856	144,845	34,798	193,499
Other							
SUB-TOTAL	41,189	6,016	0	3,055,082	3,271,831	2,151,628	8,525,746
Forward currency transactions				**933,195**	**39,163**	**1,109**	**973,467**
NET BOOK VALUE	41,189	6,016	0	3,988,277	3,310,994	2,152,737	9,499,213

The amounts shown are equal to the cumulative lending and borrowing positions or cumulative contract purchases and sales.

N.B. Amounts based on notional commitments on derivative financial instruments.

DERIVATIVE FINANCIAL INSTRUMENTS: ANALYSIS BY RESIDUAL MATURITY

	31/12/2004 exc. 32/39 and IFRS 4						
	Exchange-traded			Over-the-counter			Total notional amount outstanding
(in millions of euros)	Under 1 year	1-5 years	Over 5 years	Under 1 year	1-5 years	Over 5 years	
Interest rate instruments	**34,285**	**1,587**	**2**	**2,315,853**	**2,362,323**	**1,214,810**	**5,928,860**
Futures	17,669	779	2				18,450
FRAs				523,114	142,694		665,808
Interest rate swaps				1,621,995	1,787,491	916,108	4,325,594
Swaptions				93,041	185,874	126,590	405,505
Caps, floors, collars				73,799	244,781	169,447	488,027
Other options	16,616	808		3,904	1,483	2,665	25,476
Currency and gold	**29,020**	**5,810**	0	**424,997**	**214,275**	**82,177**	**756,279**
Currency futures	25,412	5,645		125,992	189,934	80,219	427,202
Currency options	3,608	165		299,005	24,341	1,958	329,077
Other	**53,374**	**4,061**	**0**	**51,176**	**127,572**	**19,074**	**255,257**
Equity & index derivatives	1,366			42,501	59,400	9,036	112,303
Precious metal derivatives	3			164	10		177
Commodities derivatives	52,005	4,061		2,370	293		58,729
Credit derivatives				6,141	67,869	10,038	84,048
Other							
SUB-TOTAL	116,679	11,458	2	2,792,026	2,704,170	1,316,061	6,940,396
Forward currency transactions				364,057	526,967	220,123	1,111,147
NET BOOK VALUE	116,679	11,458	2	3,156,083	3,231,137	1,536,184	8,051,543

The amounts shown are equal to the cumulative lending and borrowing positions or cumulative contract purchases and sales.

N.B. Amounts based on notional commitments on derivative financial instruments.

Given the financial structure of the Crédit Agricole Group, the Regional Banks match their foreign currency assets and liabilities through Crédit Agricole S.A., thus immunising themselves from currency risk.

Calyon takes operational foreign exchange positions in its currency trading activities. The limits on these positions are set and controlled by Crédit Agricole S.A.'s Risk Management Division.

The following table shows an analysis of the consolidated balance sheet broken down by currency:

ANALYSIS OF THE CONSOLIDATED BALANCE SHEET BY CURRENCY

	31/12/2005		31/12/2004 Exc. 32/39 and IFRS 4	
(in millions of euros)	Assets	Equity & liabilities	Assets	Equity & liabilities
EUR	848,883	813,431	674,098	672,438
Other EU currencies	30,115	36,641	20,061	21,255
CHF	7,933	5,438	5,817	3,171
USD	111,419	157,166	64,571	91,939
JPY	31,041	18,822	31,277	9,268
Other currencies	32,052	29,945	21,578	19,331
TOTAL	**1,061,443**	**1,061,443**	817,402	817,402

5.3 Liquidity and financing risk

Liquidity and financing risk is the risk of loss if the company is unable to meet its financial commitments in timely fashion and at reasonable prices when they reach maturity.

These commitments include obligations to depositors and suppliers, as well as commitments in respect of loans and investments.

As a credit institution, Crédit Agricole S.A. complies with the liquidity requirements set out in the following regulations:

- CRBF regulation 88-01 of 22 February 1988 on liquidity;
- Commission bancaire instruction 88-03 of 22 April 1988 on liquidity;
- Commission bancaire instruction 89-03 of 20 April 1989 on how to take account of refinancing agreements in calculating liquidity.

Like all credit institutions, Crédit Agricole S.A. and its subsidiaries are at risk of lacking sufficient funds to honour their commitments at the due date. This risk may materialise, for example, in the event of massive withdrawals from customer passbook accounts, or a crisis of confidence or general shortage of liquidity in the market. Liquidity risk management is based on:

- measuring the risk by analysing amortisation of the bank's funding and lending in light of contractual or modelled repayment schedules, in order to identify amounts payable across a range of maturity dates, which vary over time;
- matching liquid resources to liquid assets.

Crédit Agricole S.A. manages global liquidity for the Crédit Agricole Group as a whole via the latter's internal financial organisation:

- 50% of loans that fall within the scope of financial relations between the Regional Banks and Crédit Agricole S.A. may be funded in the form of advances at market rates from Crédit Agricole S.A., while Crédit Agricole S.A. centralises 100% of medium and long-term savings, with 50% then made available to the Regional Banks;
- monetary deposits collected by the Regional Banks (sight deposits, time deposits and negotiable certificates of deposit) may be used by the Regional Banks to fund their loans. Any surpluses are transferred to Crédit Agricole S.A., which therefore manages the resulting liquidity risk.

Similarly, Crédit Agricole S.A. matches the Group subsidiaries' liquidity requirements. Crédit Agricole S.A.'s commitments to its subsidiaries in this respect are formalised in refinancing agreements.

This system allows Crédit Agricole S.A. to manage its liquidity risk and comply with the prudential rules on liquidity. The liquidity ratio corresponds to the ratio between cash and short-term assets on the one hand, and short-term liabilities on the other. It is calculated monthly and the minimum requirement is 100%.

Lastly, a treasury and liquidity committee has been created, its main role being to guide the ALM committee in managing the group's liquidity risks.

In addition, Crédit Agricole S.A. has completed its long-term financing requirements with a Euro Medium Term Note (EMTN) programme with current outstanding of €6.8 billion, the whole of which has been drawn down in the form of bond issues.

The Crédit Agricole S.A. Group has issued various types of subordinated debt securities, which are described below.

SUBORDINATED DEBT ISSUES

All banks adapt their liabilities continuously according to developments in their uses of funds. Subordinated debt therefore forms part of an ongoing liability management strategy for Crédit Agricole S.A. The various types of subordinated debt issues should be seen as part of an overall refinancing strategy for Crédit Agricole S.A.'s business activities and cannot be formally isolated.

REDEEMABLE SUBORDINATED NOTES

Redeemable subordinated notes issued by Crédit Agricole S.A. are usually fixed-rate and pay interest on a quarterly or annual basis. They are issued mostly on the French market and are therefore governed by French law.

These notes differ from traditional bonds in terms of their ranking as defined by the subordination clause. In the case of notes issued by Crédit Agricole S.A., in the event of liquidation, the notes will be repaid after all other secured and unsecured creditors, but before any participating notes issued by the bank. Interest payments are not usually subject to a subordination clause. Where one exists, it generally refers to events outside the company's control.

PERPETUAL SUBORDINATED NOTES

Perpetual subordinated notes issued by Crédit Agricole S.A. are usually floating-rate and pay interest quarterly. They are only repayable in the event of the issuer's liquidation or on expiry of the issuer's term as indicated in Crédit Agricole S.A.'s by-laws, unless they contain a contractually defined early redemption clause.

The subordination clause is generally the same as that contained in redeemable subordinated notes, except that it applies to both principal and interest.

HYBRID CAPITAL INSTRUMENTS T3CJ

The T3CJ issue made by Crédit Agricole S.A. is a private placement entirely taken up by the Regional Banks.

The T3CJs are hybrid capital instruments issued on the basis of articles L. 228-40 and L. 228-41 of the Code de commerce and are not transferable.

The €1,839 million issue was made in 2003 and carries a coupon that is payable only if Crédit Agricole S.A. generates positive net earnings in the year.

The issue may be redeemed early in its entirety at Crédit Agricole S.A.'s initiative.

SUPER-SUBORDINATED NOTES

The super-subordinated notes issued by Crédit Agricole S.A. are either fixed or floating-rate and undated. They are senior to ordinary shares and T3CJ but subordinated to all other subordinated debt. The coupons are non-cumulative and subordinated to payment of a dividend by Crédit Agricole S.A. or payment of interest on other categories of subordinated notes, specifically including the T3CJs.

There are 5-year redemption options without step-up and 10-year options with step-up.

BREAKDOWN OF DEBT SECURITIES IN ISSUE AND SUBORDINATED DEBT BY CURRENCY

	31/12/2005			31/12/2004 Exc. 32/39 and IFRS 4		
(in millions of euros)	Bonds	Fixed-term subordinated debt	Perpetual subordinated debt	Bonds	Fixed-term subordinated debt	Perpetual subordinated debt
EUR	**20,545**	**11,180**	**6,965**	**19,402**	**10,595**	**6,889**
Fixed-rate	15,571	9,879	1,445	13,892		
Floating rate	4,974	1,301	5,520	5,510		
Other EU currencies	**41**	**23**	**1,511**			
Fixed-rate		23				
Floating rate	41		1,511			
USD	**52**	**772**	**0**	**1,445**	**21**	
Fixed-rate		6		698		
Floating rate	52	766		747		
JPY	**0**	**72**	**0**	**607**	**312**	
Fixed-rate		72		594		
Floating rate				13		
Other currencies	**95**	**0**	**0**	**535**	**71**	
Fixed-rate				359		
Floating rate	95			176		
TOTAL	20,733	12,047	8,476	21,989	10,999	6,889
FIXED-RATE	15,571	9,980	1,445	15,543	0	0
FLOATING RATE	5,162	2,067	7,031	6,446	0	0

(Total principal outstanding, excluding unallocated accrued interest).

DUE FROM BANKS AND LOANS AND ADVANCES TO CUSTOMERS: ANALYSIS BY REMAINING MATURITY

	31/12/2005					31/12/2004 Exc. 32/39 and IFRS 4				
(in millions of euros)	Under 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total	Under 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Loans and advances to banks (excl. Crédit Agricole internal transactions)	80,674	51,102	71,107	55,132	258,015	86,057	48,232	58,239	64,846	257,374
Loans and advances to customers (including lease finance)	65,540	23,245	62,062	42,565	193,412	58,440	22,185	50,743	38,588	169,956
TOTAL	**146,214**	**74,347**	**133,169**	**97,697**	**451,427**	**144,497**	**70,417**	**108,982**	**103,434**	**427,330**
Accrued interest					**2,820**					**2,197**
Provisions					**(7,733)**					**(6,214)**
NET BOOK VALUE					446,514					423,313

DUE TO BANKS AND CUSTOMER ACCOUNTS: ANALYSIS BY REMAINING MATURITY

	31/12/2005					31/12/2004 Exc. 32/39 and IFRS 4				
(in millions of euros)	Under 3 months	3 months to 1 year	1-5 years	Over 5 years	Total	Under 3 months	3 months to 1 year	1-5 years	Over 5 years	Total
Due to banks (including Crédit Agricole internal transactions)	61,074	20,145	23,091	8,266	112,576	86,385	28,735	19,633	6,766	141,519
Customer accounts	239,432	37,187	27,684	12,913	317,216	194,113	22,275	74,647	12,591	303,626
TOTAL	**300,506**	**57,332**	**50,775**	**21,179**	**429,792**	**280,498**	**51,010**	**94,280**	**19,357**	**445,145**
Accrued interest					**3,067**					**2,517**
NET BOOK VALUE					432,859					447,662

DEBT SECURITIES IN ISSUE AND SUBORDINATED DEBT

	31/12/2005				
(in millions of euros)	Under 3 months	3 months to 1 year	1-5 years	Over 5 years	Total
Debt securities in issue					
Interest bearing notes	27	36	192	24	279
Money market instruments			405	1,000	1,405
Negotiable debt securities:	36,472	23,865	11,643	2,593	74,573
- Issued in France	16,164	11,226	7,758	2,388	37,536
- Issued in other countries	20,308	12,639	3,885	205	37,037
Bonds	1,141	1,623	12,568	5,401	20,733
Other debt securities in issue	145				145
TOTAL	37,785	25,524	24,808	9,018	97,135
Accrued interest					**988**
NET BOOK VALUE					98,123
Subordinated debt					
Fixed-term subordinated debt	631	489	952	9,975	12,047
Perpetual subordinated debt				8,476	8,476
Mutual security deposits				52	52
Participating securities and loans				234	234
TOTAL	631	489	952	18,737	20,809
Accrued interest					**439**
NET BOOK VALUE					21,248

(in millions of euros)	31/12/2004 Exc. 32/39 and IFRS 4				
	Under 3 months	3 months to 1 year	1-5 years	Over 5 years	Total
Debt securities in issue					
Interest bearing notes	85	43	49	1	178
Money market instruments	11	360	305	1,100	1,776
Negotiable debt securities:	42,467	15,609	12,515	5,176	75,767
- Issued in France	23,731	3,760	6,553	2,194	36,238
- Issued in other countries	18,736	11,849	5,962	2,982	39,529
Bonds	266	1,559	11,756	8,408	21,989
Other debt securities in issue	108				108
TOTAL	42,937	17,571	24,625	14,685	99,818
Accrued interest					1,214
NET BOOK VALUE					101,032
Subordinated debt					
Fixed-term subordinated debt	100	738	1,102	9,059	10,999
Perpetual subordinated debt				6,889	6,889
Mutual security deposits				39	39
Participating securities and loans				237	237
TOTAL	100	738	1,102	16,224	18,164
Accrued interest					345
NET BOOK VALUE					18,509

5.4 Derivative hedging instruments

Derivative financial instruments used **in a hedging relationship** are designated according to the intended purpose:
- fair value hedge;
- cash flow hedge;
- net foreign investment hedge.

Each hedging relationship is formally documented describing the strategy, item hedged and hedging instrument, and method of measuring effectiveness.

FAIR VALUE HEDGES

A fair value hedge is a hedge of the exposure to changes in the fair value of a fixed-rate financial instrument caused by changes in interest rates. Fair value hedges transform fixed-rate assets or liabilities into variable rate assets or liabilities. Items hedged are principally fixed-rate loans, securities, deposits and subordinated debt.

Fair value hedges are used principally as part of a strategy of hedging financial risks. This strategy enables the bank to hedge items included in the economic measurement of its global interest rate risk (including inflation risk exposure), thereby ensuring greater consistency between the accounting and financial approach.

CASH FLOW HEDGES

A cash flow hedge is a hedge of exposure to variability in cash flows arising from variable rate financial instruments. Items hedged are principally variable-rate loans and deposits.

Cash flow hedges are less common than fair value hedges. They are, however, used where fair value hedge accounting is not permitted by IFRS (hedges of equity, held-to-maturity securities, doubtful loans, etc.). Designated cash flow hedges must still be included in the measurements of the bank's financial risks subject to limits and in which the hedged items are not included.

DERIVATIVE FINANCIAL INSTRUMENTS HELD FOR HEDGING

(in millions of euros)	31/12/2005		31/12/2004 Exc. 32/39 and IFRS 4
	Positive market value	Negative market value	
Fair value hedges	**4,763**	**5,402**	
Interest rate derivatives	4,267	5,123	
Exchange rate derivatives	368	240	
Equity and index derivatives	111	25	
Other	17	14	
Cash flow hedges	**184**	**205**	
Interest rate derivatives	165	194	
Exchange rate derivatives	19	11	
Equity and index derivatives			
Other			
TOTAL	4,947	5,607	

(in millions of euros)	31/12/2005		31/12/2004 Exc. 32/39 and IFRS 4
	Positive market value	Negative market value	
Hedging instruments			
Micro hedges	1,450	1,673	
- fair value hedges	1,278	1,468	
- cash flow hedges	172	205	
- hedges of net foreign investments			
Macro hedges (fair value)	3,485	3,934	
Macro hedges (cash flow)	12	0	
TOTAL	4,947	5,607	

Note 6: Other risks

The risks described below are assessed and provided for in the balance sheet under «General reserves for risks and expenses».

6.1 Operational risk

Operational risk is the risk of loss resulting from shortcomings in internal procedures or information systems, human error or external events that are not linked to a credit, market or liquidity risk.

During 2005, the Crédit Agricole S.A. Group continued to develop its qualitative and quantitative system for identifying, assessing, preventing and monitoring operational risk in preparation for Basel II.

The operational risk managment system comprises the following components, which are common to the entire Group:

- governance of the operational risk management function: general management supervision of the system, definition of the role of the risk management divisions of Crédit Agricole S.A. and its subsidiaries in system oversight and co-ordination, responsibilities of subsidiaries and business lines in controlling their risks through the network of Operational Risk Managers.
- identification and qualitative assessment of risks through risk mapping, and the use of indicators to monitor the most sensitive processes.

- collation of operational losses and early-warning system to report significant incidents, which are consolidated in a database used to measure and monitor risk-related costs.
- calculation and allocation of regulatory and economic capital for operational risks at consolidated and subsidiary/business line level.
- submission of periodic operational risk scorecards at subsidiary/ business line with a Group summary.

This system is applied by each Group entity in accordance with the principle of subsidiarity.

6.2 Insurance and risk coverage

The Crédit Agricole S.A. Group has secured insurance coverage for its operational risks to protect its assets and profits. For high-intensity risks, Crédit Agricole S.A. has taken out Group policies from major insurance companies, including AXA, AIG, GAN, Ace, Zurich, Chubb, and Lloyd's, so as to harmonise the transfer of personal and property risks and to set up different professional civil liability and fraud insurance programmes by business line. Business line subsidiaries are responsible for managing lower intensity risks themselves.

In France, insurance for operating assets (property and IT equipment) is supplemented by special guarantee lines for civil operating liability. In particular, insurance coverage for third party recoveries concerning operating buildings with the highest exposure to this risk was increased (France: loss coverage limit of €450 million; civil operating liability limit of € 30 million; additional third-party recovery limit: €100 million).

Crédit Agricole S.A. secured Operating Loss, Fraud and 'Securities All-Risk" policies for its Group, with limits of €150 million for world operating loss, €75 million for fraud and €49 million for securities all-risk coverage.

The Group also renewed its professional civil liability and officers' and directors' liability policies.

Low-frequency and low-intensity risks that cannot be insured on satisfactory financial terms are retained in the form of deductibles or are mutualised within the Crédit Agricole S.A. Group by the Group's captive reinsurance subsidiary, whose aggregate coverage limit is 5% of the above coverage.

Note 7:
Notes to the income statement

7.1 Interest income and expense

(in millions of euros)	31/12/2005	31/12/2004 Exc. 32/39 and IFRS 4
Loans and advances to banks	3,626	5,217
Crédit Agricole internal transactions	6,046	5,729
Loans and advances to customers	8,066	9,199
Accrued interest receivable on available-for-sale financial assets	4,676	
Accrued interest receivable on held-to-maturity financial assets	1,321	
Accrued interest receivable on hedging instruments	14,986	
Bonds and other fixed-income securities		2,063
Lease finance	1,636	1,648
Other interest and similar income	416	128
INTEREST INCOME	40,773	23,984
Deposits by banks	(5,034)	(7,368)
Crédit Agricole internal transactions	(886)	(809)
Customer accounts	(7,478)	(8,157)
Available-for-sale financial assets	(651)	
Held-to-maturity financial assets	(9)	
Debt securities in issue	(3,810)	
Subordinated debt	(964)	
Accrued interest payable on hedging instruments	(12,064)	
Bonds and other fixed-income securities		(3,326)
Lease finance	(942)	(967)
Other interest and similar expense		(404)
INTEREST EXPENSE	(31,838)	(21,031)

7.2 Fee and commission

	31/12/2005			31/12/2004 Exc. 32/39 and IFRS 4		
(in millions of euros)	Income	Expense	Net	Income	Expense	Net
Interbank transactions	213	(176)	37	167	(91)	76
Crédit Agricole internal transactions	118	(639)	(521)	108	(555)	(447)
Customer transactions	1,287	(298)	989	1,535	(313)	1,222
Securities transactions	678	(235)	443	540	(168)	372
Foreign exchange transactions	21	(13)	8	25	(24)	1
Financial future and forward instruments and other off-balance sheet items	686	(168)	518	120	(78)	42
Banking and financial services	4,195	(2,160)	2,035	3,533	(2,309)	1,224
- Net revenue from mutual fund management	2,127	(215)	1,912			
- Net revenue from payment systems	581	(350)	231			
- Other	1,487	(1,595)	(108)			
NET FEE AND COMMISSION INCOME	7,198	(3,689)	3,509	6,028	(3,538)	2,490

7.3 Net gains (losses) on financial instruments at fair value through profit or loss

(in millions of euros)	31/12/2005	31/12/2004 Exc. 32/39 and IFRS 4
Dividends received	385	
Unrealised or realised gains or losses on financial assets/liabilities at fair value through profit or loss	4,757	
Profit or loss on currency transactions and similar financial instruments	(34)	
Ineffective portion of fair value hedges	(89)	
Ineffective portion of cash flow hedges	14	
NET GAINS (LOSSES) ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS	5,033	

7.4 Net gains (losses) on available-for-sale financial assets

(in millions of euros)	31/12/2005	31/12/2004 Exc. 32/39 and IFRS 4
Dividends received	392	
Realised gains or losses on available-for-sale financial assets	1,782	
Impairment losses on variable-income securities	(68)	
Gains or losses on disposal of held-to-maturity financial assets	(1)	
NET GAINS (LOSSES) ON AVAILABLE-FOR-SALE FINANCIAL ASSETS	2,105	

7.5 Income and expenses related to other activities

(in millions of euros)	31/12/2005	31/12/2004 Exc. 32/39 and IFRS 4
Gains or losses on properties not used in operations	53	17
Policyholders' with-profits entitlement	(5,804)	
Other net income from insurance activities	9,622	
Change in insurance technical reserves	(10,678)	
Net income from investment properties		
Other net income (expense)	918	(16)
INCOME (EXPENSES) ON OTHER ACTIVITIES	(5,889)	1

7.6 General operating expenses

(in millions of euros)	31/12/2005	31/12/2004 Exc. IAS 32/39 and IFRS 4
Personnel costs	(5,061)	(4,735)
Taxes other than on income or payroll-related	(261)	(258)
External services and other expenses	(3,390)	(3,249)
OPERATING EXPENSES	(8,712)	(8,242)

7.7 Depreciation, amortisation and impairment of property, plant & equipment and intangible assets

(in millions of euros)	31/12/2005	31/12/2004 Exc. 32/39 and IFRS 4
Depreciation and amortisation	(453)	(509)
Impairment	(1)	
TOTAL	(454)	(509)

7.8 Risk-related costs

(in millions of euros)	31/12/2005	31/12/2004 Exc. 32/39 and IFRS 4
Charge to provisions	**(2,291)**	**(2,286)**
Provisions for impairment of loans	(1,693)	(1,732)
Provisions for impairment of held-to-maturity securities (excluding interest-rate risk)		
Reserves for risks and expenses	(598)	(554)
Write-backs of provisions	**1,587**	**1,843**
Provisions for impairment of loans	987	1,121
Provisions for impairment of held-to-maturity securities (excluding interest-rate risk)		
Reserves for risks and expenses	600	722
Net change in provisions	**(704)**	**(443)**
Bad debts written off - not provided for	(102)	(127)
Recoveries on bad debts written off	192	112
Other losses	(29)	(7)
RISK-RELATED COSTS	(643)	(465)

7.9 Net income on other assets

(in millions of euros)	31/12/2005	31/12/2004 Exc. 32/39 and IFRS 4
Property, plant & equipment and intangible assets	**9**	**17**
Gains	24	27
Losses	(15)	(10)
Consolidated equity investments	**113**	**70**
Gains	113	70
Losses		
NET GAINS (LOSSES) ON OTHER ASSETS	122	87

7.10 Integration-related costs

	31/12/2005			31/12/2004 Exc. 32/39 and IFRS 4
(in millions of euros)	Costs provided for net of provisions	Costs not provided for booked during the year	Total	Total
Costs charged to income excluding losses covered by provisions [1]	**26**	**193**	**219**	**551**
Of which:				
- Synergy-related costs	26	193	219	528
- Other integration-related costs			0	23
Synergy-related costs charged to shareholders' equity (identifiable liabilities)			**0**	
TOTAL SYNERGY-RELATED COSTS	26	193	219	528
Of which:				
- Personnel costs	22	43	65	234
- IT costs	(2)	61	59	92
- Property-related costs	10	56	66	87
- Other costs	(4)	33	29	115

(1) In addition, €300 million of provisions for synergy-related costs were used during 2005.

The integration has led to 'synergies' or cost savings through combining operations, sharing investments, pooling resources and sharing fixed costs. To achieve these targets, specific action plans have been put in place, the nature and cost of which are presented above. Other integration-related costs include other expenses caused by the integration but which do not contribute to the achievement of synergies.

7.11 Income tax

TAX CHARGE

(in millions of euros)	31/12/2005	31/12/2004 Exc. 32/39 and IFRS 4
Current tax charge	(945)	
Deferred tax charge	3	
TAX CHARGE FOR THE PERIOD	(942)	(822)

RECONCILIATION OF THEORETICAL TAX RATE WITH EFFECTIVE TAX RATE

	Base	Tax rate	Tax charge
Income before tax, goodwill impairment and share of net income of associates	3,787	34.93%	(1,323)
Impact of permanent timing differences		1.95%	(74)
Impact of different rates on foreign subsidiaries		-4.49%	170
Impact of losses for the year, utilisation of tax loss carryforwards and temporary differences		-4.99%	189
Impact of tax rate on long-term capital gains		-1.53%	58
Impact of other items		-1.00%	38
Effective tax rate and tax charge		24.87%	(942)

Note 8:
Segment reporting

Definition of business segments

Crédit Agricole S.A. has seven business segments:

Six business lines:
1. French retail banking - Regional Banks
2. French retail banking - LCL
3. Specialised financial services
4. Asset management, insurance and private banking
5. Corporate and investment banking
6. International retail banking
7. "Proprietary asset management and other activities".

Presentation of business lines

1. FRENCH RETAIL BANKING - REGIONAL BANKS

This business line comprises the 40 Regional Banks and their subsidiaries. Each of the Regional Banks is 25%-owned by Crédit Agricole S.A. and accounted for by the equity method (except for Caisse régionale de la Corse which is not consolidated).

The Regional Banks provide banking services for personal customers, farmers, corporate customers and local authorities, with a very strong regional presence.

They provide a full range of banking and financial products and services, including mutual funds (money market, bonds, equities), life insurance, lending (particularly mortgage loans and consumer finance), and payment systems. In addition to life insurance, they also provide a broad range of property & casualty and death & disability insurance.

2. FRENCH RETAIL BANKING - LCL

This business line comprises LCL branch network in France, which has a strong focus on urban areas and a segmented customer approach (personal customers, small businesses and SMEs).

LCL offers a full range of banking products and services, together with asset management, insurance and wealth management services.

3. SPECIALISED FINANCIAL SERVICES

Specialised financial services comprises the Group subsidiaries that provide banking products and services to personal, small business, corporate and local authority customers in France and abroad. They include:

- Consumer finance: Sofinco and Finaref in France and subsidiaries or partnerships abroad (Agos Itafinco, Credit-Plus, Lukas, Ribank, Credibom, Dan Aktiv, Emporiki, Credicom, etc.)
- Specialised financing for companies such as factoring (Eurofactor France and its international subsidiaries) and lease finance (CA-Leasing group, EFL).

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

Asset management, insurance and private banking encompasses:

- the asset management activities conducted by the Crédit Agricole Asset Management group (CAAM) and BFT, principally in traditional fund management and discretionary management accounts, by CPR Asset Management, CAAM Immobilier and CA-AIPG in specialised investment, and by Creelia in employee savings;
- securities and investor services subsidiaries (CA-Investor Services Corporate Trust for investor services, CA-Investor Services Bank for global custody, CA-Investor Services Fund Administration for fund administration, and Calyon's financial services);
- Life insurance (Predica and Médicale de France);
- Property & casualty insurance (Pacifica and Finaref assurances);
- Private banking activities conducted mainly by Banque de Gestion Privée Indosuez (BGPI), Calyon subsidiaries (CAI Suisse SA, CAI Luxembourg SA and Crédit Foncier de Monaco) and LCL's foreign entities.

5. CORPORATE AND INVESTMENT BANKING

Calyon's operations are divided into two main activities:

- Capital markets and investment banking, encompassing all capital markets activities, equity and futures brokerage, primary equity markets and mergers & acquisitions;
- Financing activities, encompassing traditional commercial banking and structured finance, including project, asset, property and hotel finance, as well as management of Calyon's portfolio of impaired assets.

6. INTERNATIONAL RETAIL BANKING

International retail banking encompasses:

- foreign subsidiaries and investments -fully consolidated or accounted for by the equity method- that are mainly involved in retail banking. These subsidiaries and investments are mostly in Europe (Banca Intesa Spa in Italy, Banco Espirito Santo in Portugal, Bankoa in Spain, Crédit Agricole Belge in Belgium) and, to a lesser extent, in the Middle-East and Africa (Crédit du Maroc, Union Gabonaise de Banque, Crédit Lyonnais in Cameroon, Société Ivoirienne de Banque, etc.). This business line does not include the foreign subsidiaries of the Group's consumer finance and lease finance subsidiaries (subsidiaries of Sofinco and CA-Leasing, and EFL in Poland), which are part of the specialised financial services business line;
- results of investments in retail banks which are not consolidated by Crédit Agricole S.A. (Emporiki Bank in Greece, etc.).

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

Proprietary asset management and other activities encompasses mainly:

- Crédit Agricole S.A.'s central body function for the Crédit Agricole network, asset and liability management and management of debt connected with acquisitions of subsidiaries or equity investments;
- the results of various other Group companies (Uni-Édition, resource pooling companies, property companies holding properties used in operations by several different business lines, etc.);
- dividends and other income and expense from equity investments and other non-consolidated interests (excluding international retail banking);
- net gains or losses on financial assets if they cannot be specifically allocated to one of the business lines (impairment charges, particularly against portfolio securities, gains or losses on disposal of equity investments) and provisions that cannot be specifically allocated to one of the business lines;
- results of work-out activities or activities that were not transferred to a business line as part of the Group's restructuring (Finaref bank, cash management activities of Crédit Lyonnais' corporate and investment banking division not transferred to Calyon, etc.);
- the net impact of group tax relief for the Crédit Agricole S.A. and Crédit Lyonnais groups, and the differences between "standardised tax rates" of business lines compared with the effective tax rate paid by subsidiaries;
- the Group's private equity business, conducted by Crédit Agricole Private Equity and IDIA. These activities were previously part of corporate and investment banking.

8.1 Information by business line

Transactions between business lines are made at market conditons.

Business line assets are calculated on the basis of accounting items comprising the balance sheet for each business line.

Business line liabilities equating to allocated capital are based on a standardised capital allocation calculation by business line.

	31/12/2005							
	French retail banking		Specialised financial services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management and other activities	Total
(in millions of euros)	Regional Banks	LCL						
Net banking income		**3,501**	**2,466**	**3,333**	**4,456**	**317**	**(380)**	**13,693**
Operating expenses		(2,487)	(1,291)	(1,465)	(2,813)	(267)	(843)	(9,166)
Gross operating income before integration-related costs		**1,014**	**1,175**	**1,868**	**1,643**	**50**	**(1,223)**	**4,527**
Risk-related costs		(151)	(398)	19	(3)	(33)	(77)	(643)
Share of net income of affiliates	854		5	28	120	452	31	1,490
Net income on other assets				(2)	14		110	122
Integration-related costs			(25)	(32)	(77)		(85)	(219)
Change in value of goodwill			(83)	(3)				(86)
Pre-tax income	**854**	**863**	**674**	**1,878**	**1,697**	**469**	**(1,244)**	**5,191**
Corporate income tax	(75)	(259)	(246)	(636)	(379)	(8)	661	(942)
Gains (losses) on discontinued operations								0
NET INCOME	779	604	428	1,242	1,318	461	(583)	4,249
Business line assets								
- Of which investments in affiliates	9,843		53	144	492	4,424	535	15,491
- Of which goodwill arising during the period		5,280	2,824	4,111	1,858	37		14,110
TOTAL ASSETS	9,843	88,975	58,163	234,324	579,256	8,763	82,119	1,061,443
ALLOCATED CAPITAL	3,557	2,447	2,316	6,345	8,160	2,582		25,407

The Crédit Agricole S.A. Group allocates capital in accordance with the relevant prudential rules applicable to banks and insurance companies.

Depending on the business line, allocated capital amounts to 6% of risk-weighted assets (as defined for the international solvency ratio), 50% of the market value of securities held, book shareholders' equity or 100% of the solvency margin.

The resulting capital requirement is then increased by 50% of the book value of companies accounted for by the equity method and the Group's non-consolidated investments. However, to calculate the capital allocated to the French retail banking - Regional Banks business line, these rules are applied to 25% of the Regional Banks' risk-weighted assets, for the sake of transparency.

Allocation of capital by business lines:

- French retail banking - Regional Banks and LCL: 6% of risk-weighted assets (6% of risk-weighted assets based of 25% of the loans outstanding for the Regional Banks);
- Specialised financial services: 6% of risk-weighted assets;
- Corporate and investment banking: 6% of risk-weighted assets (financing and markets);
- Asset management and private banking: the higher of i) the capital requirement based on 6% of risk-weighted assets and ii) an amount equal to three months of operating costs;
- Insurance: allocated capital reflects the statutory requirements specific to this activity (*i.e.* 100% of the solvency margin);
- International retail banking: 6% of risk-weighted assets plus 50% of the value of companies accounted for by the equity method and investments in foreign financial institutions;
- Proprietary asset management and other activities: 6% of risk-weighted assets (financing and markets) and 50% of the market value of securities held by entities involved in private equity investments. For other non-banking entities (property companies and resource pooling companies), allocated capital is based on book shareholders' equity.

(in millions of euros)	31/12/2004 Exc. IAS 32/39 and IFRS 4 French retail banking – Regional Banks	LCL	Specialised financial services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management and other activities	Total
Net banking income		**3,399**	**2,387**	**2,807**	**3,756**	**271**	**(199)**	**12,421**
Operating expenses		(2,476)	(1,403)	(1,367)	(2,666)	(214)	(625)	(8,751)
Gross operating income before integration-related costs		**923**	**984**	**1,440**	**1,090**	**57**	**(824)**	**3,670**
Risk-related costs		(158)	(342)	(11)	59	(29)	16	(465)
Share of net income of affiliates	725		(3)	12	73	346	5	1,158
Net income on other assets					39		48	87
Change in value of goodwill			(17)	(52)	(207)	(1)	(274)	(551)
Integration-related costs	(3)		(24)	(9)		(3)	(16)	(55)
Pre-tax income	**722**	**765**	**598**	**1,380**	**1,054**	**370**	**(1,045)**	**3,844**
Corporate income tax	(60)	(230)	(220)	(432)	(224)	(4)	348	(822)
Gains (losses) on discontinued operations								0
NET INCOME	662	535	378	948	830	366	(697)	3,022
Business line assets								
- Of which investments in affiliates	8,861		38	68	316	4,184	471	13,938
- Of which goodwill arising during the period		5,263	2,851	3,435	1,764		10	13,323
TOTAL ASSETS	8,861	94,171	51,196	187,641	427,573	7,911	40,049	817,402
ALLOCATED CAPITAL	3,262	2,255	2,116	5,613	6,904	2,427		22,577

8.2 Geographical analysis of business line information

The geographical analysis of business line assets and results is based on the place where operations are booked for accounting purposes.

(in millions of euros)	31/12/2005 Net banking income	31/12/2005 Business line assets	31/12/2004 Exc. 32/39 & IFRS 4 Net banking income	31/12/2004 Exc. 32/39 & IFRS 4 Business line assets
France (including overseas departments and territories)	9,534	1,011,732	8,912	787,586
Other European Union countries	2,193	104,920	1,769	104,187
Rest of Europe	382	22,816	237	13,306
North America	1,121	59,581	886	55,407
Central and South America	71	2,888	47	927
Africa and Middle-East	311	10,315	308	7,564
Asia-Pacific (exc. Japan)	630	30,595	497	29,025
Japan	126	27,810	128	32,424
Intragroup transactions	(675)	(209,214)	(363)	(213,024)
TOTAL	13,693	1,061,443	12,421	817,402

8.3 Insurance activities

INCOME FROM INSURANCE ACTIVITIES

The information given below has been provided by insurance companies Predica and Pacifica.

INSURANCE ACTIVITIES

	31/12/2005			31/12/2004 Exc. IAS 32/39 and IFRS 4		
(in millions of euros)	Life	Non-life	Total	Life	Non-life	Total
Premiums written	18,504	1,482	19,986	15,977	1,280	17,257
Change in unearned premiums		42	42		44	44
Earned premiums	**18,504**	**1,440**	**19,944**	**15,977**	**1,236**	**17,213**
Investment income net of management expenses	4,635	69	4,704	3,170	68	3,238
Gains (losses) on disposal of investments net of impairment and amortisation write-backs	4,257	32	4,289	3,837	16	3,853
Change in fair value of financial instruments at fair value through profit or loss	(124)	3	(121)			
Change in impairment of financial instruments	(6)		(6)	(5)		(5)
Investment income net of expenses, excluding financing costs	**8,762**	**104**	**8,866**	**7,002**	**84**	**7,086**
TOTAL INCOME FROM ORDINARY OPERATIONS	27,266	1,544	28,810	22,979	1,320	24,299
Claims paid	(25,499)	(865)	(26,364)	(21,343)	(735)	(22,078)
Net expense or income on business ceded to reinsurers	11	(44)	(33)	(61)	(56)	(117)
Expenses on other activities			0			0
Contract acquisition costs (inc. fees)	(540)	(422)	(962)	(568)	(381)	(949)
Amortisation of investment securities and similar			0			0
Administration expenses	(192)	(58)	(250)	(167)	(59)	(226)
Other operating income and expenses	(20)		(20)	(19)		(19)
TOTAL OTHER OPERATING INCOME AND EXPENSES	(26,240)	(1,389)	(27,629)	(22,158)	(1,231)	(23,389)
OPERATING INCOME	1,026	155	1,181	821	89	910
Financing costs	(150)		(150)			(104)
Consolidation adjustment	23	1	24			32
Corporate income tax	(346)	(36)	(382)			(226)
NET INCOME	553	120	673			612
Minority interests						0
NET INCOME - GROUP SHARE	553	120	673			612

INSURANCE COMPANY INVESTMENTS

The information given below has been provided by insurance companies Predica and Pacifica.

	31/12/2005			31/12/2004 Exc. 32/39 and IFRS 4		
(in millions of euros)	Gross value	Net value	Realisable value	Gross value	Net value	Realisable value
1 Property investments (inc. assets in progress)	3,775	3,755	4,351	3,523	3,508	4,034
2 Equities and other variable-income securities other than mutual funds	8,332	8,017	8,017	4,310	4,212	4,731
3 Mutual funds other than those in category 4. below	17,329	17,329	17,329	14,150	14,150	14,501
4 Mutual funds invested exclusively in fixed-income securities	10,219	10,219	10,219	9,195	9,195	10,355
5 Bonds and other fixed-income securities	104,540	105,326	107,153	92,662	93,402	101,201
6 Mortgage loans	3	3	3	4	4	4
7 Other loans and similar items	323	323	323	353	353	353
8 Deposits with cedants	1,173	1,229	1,270	264	311	354
9 Other deposits, cash collateral deposits and other investments				95	95	110
10 Assets backing unit-linked business	18,851	18,851	18,851	15,593	15,593	15,593
TOTAL	164,545	165,052	167,516	140,149	140,823	151,236
Consolidation adjustments		(944)			(1,737)	
NET BOOK VALUE		164,108			139,086	

8.4 French retail banking - operations and contribution of the Regional Banks and their subsidiaries

(in millions of euros)	31/12/2005	31/12/2004 Exc. IAS 32/39 and IFRS 4
Adjusted net banking income[1]	**11,655**	
Operating expenses	(6,676)	
Gross operating income	**4,979**	
Risk-related costs	(648)	
Operating income	**4,331**	
Other items	(117)	
Tax	(1,683)	
Adjusted aggregate net income of consolidated Regional Banks	**2,531**	
Aggregate net income of subsidiaries of consolidated Regional Banks	**81**	
Consolidation restatements and eliminations	243	
Consolidated net income of affiliates (100%)	**2,855**	
Consolidated net income of affiliates (25%)	**714**	
Consolidation restatements and eliminations	(6)	
Gain on increase in share of Regional Banks' retained earnings	44	
Gain on increase in share of Regional Banks' net income [2]	102	
SHARE OF NET INCOME OF AFFILIATES	854	

(1) Aggregate net banking income of Regional Banks adjusted for SAS Rue La Boétie dividends received by the Regional Banks and interest on T3CJs issued by Crédit Agricole S.A.

(2) Difference between dividens actually paid by the Regional Banks to Crédit Agricole S.A. and dividends calculated on the basis of Credit Agricole S.A.'s percentage ownership of the Regional Banks.

Note 9:
Notes to the balance sheet at 31 December 2005

9.1 Cash, due from central banks and French postal system

	31/12/2005		31/12/2004 Exc. IAS 32/39 and IFRS 4	
(in millions of euros)	Assets	Liabilities	Assets	Liabilities
Cash	595		758	
Due to central banks and French postal system	6,126	484	22,827	504
TOTAL	6,721	484	23,585	504

9.2 Financial assets and liabilities at fair value through profit or loss

FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

(in millions of euros)	31/12/2005	31/12/2004 Exc. IAS 32/39 and IFRS 4
Financial assets held for trading	318,613	
Financial assets designated as at fair value	20,922	
FAIR VALUE ON BALANCE SHEET	339,535	
Of which lent securities	2,747	

FINANCIAL ASSETS HELD FOR TRADING

(in millions of euros)	31/12/2005	31/12/2004 Exc. IAS 32/39 and IFRS 4
Due from banks	34	
Loans and advances to customers	238	
Pledged securities		
Securities bought under repurchase agreements	87,466	
Securities held for trading	116,229	
Treasury bills and similar items	29,213	
Bonds and other fixed-income securities	43,228	
- Listed securities	42,517	
- Unlisted securities	711	
Equities and other variable-income securities	43,788	
- Listed securities	43,617	
- Unlisted securities	171	
Derivative financial instruments	114,646	
FAIR VALUE ON BALANCE SHEET	318,613	

FINANCIAL ASSETS DESIGNATED AS AT FAIR VALUE THROUGH PROFIT OR LOSS

(in millions of euros)	31/12/2005	31/12/2004 Exc. IAS 32/39 and IFRS 4
Loans and advances to customers		
Assets backing unit-linked business	18,851	
Pledged securities		
Securities bought under repurchase agreements		
Securities held for trading	2,071	
Treasury bills and similar items	4	
Bonds and other fixed-income securities	593	
- Listed securities	222	
- Unlisted securities	371	
Equities and other variable-income securities	1,474	
- Listed securities	357	
- Unlisted securities	1,117	
FAIR VALUE ON BALANCE SHEET	20,922	

FINANCIAL LIABILITIES HELD FOR TRADING

(in millions of euros)	31/12/2005	31/12/2004 Exc. 32/39 and IFRS 4
Securities sold short	28,548	
Pledged securities	19,095	
Securities sold under repurchase agreements	81,321	
Amounts due to customers	6	
Amounts due to banks		
Derivative financial instruments	114,462	
FAIR VALUE ON BALANCE SHEET	243,432	

DERIVATIVE FINANCIAL INSTRUMENTS HELD FOR TRADING

	31/12/2005		31/12/2004
(in millions of euros)	Positive market value	Negative market value	Exc. IAS 32/39 and IFRS 4
Interest rate derivatives	90,681	92,460	
Exchange rate derivatives	9,062	8,430	
Equity and index derivatives	5,067	8,714	
Other derivatives	9,836	4,858	
TOTAL	114,646	114,462	

9.3 Derivative hedging instruments

Detailed information is provided in note 5.4. on cash flow and fair value hedging, particularly for interest rates and exchange rates.

9.4 Financial assets available for sale

(in millions of euros)	31/12/2005	31/12/2004 Exc. 32/39 and IFRS 4
Securities measured at fair value		
Treasury bills and similar items	50,583	
Bonds and other fixed-income securities	57,683	
- Listed securities	53,172	
- Unlisted securities	4,511	
Equities and other variable-income securities	34,377	
- Listed securities	28,823	
- Unlisted securities	5,554	
TOTAL AVAILABLE-FOR-SALE SECURITIES	142,643	
TOTAL AVAILABLE-FOR-SALE RECEIVABLES	1,624	
FAIR VALUE ON BALANCE SHEET[1]	144,267	

(1) of which € (2,074) million in impairment of available-for-sale securities and receivables.

GAINS AND LOSSES ON ASSETS AVAILABLE FOR SALE

	31/12/2005			31/12/2004 Exc. 32/39 and IFRS 4
(in millions of euros)	Fair value	Unrealised gains	Unrealised losses	
Treasury bills and similar items	50,583	230	(25)	
Bonds and other fixed-income securities	57,683	532	(77)	
Equities and other variable-income securities	31,261	1,052	(71)	
Non-consolidated investments	3,116	1,054	(111)	
Available-for-sale receivables	1,624	0	(5)	
Fair value on balance sheet	**144,267**	**2,868**	**(289)**	
Deferred taxes		**(648)**	**56**	
TOTAL UNREALISED GAINS AND LOSSES NET OF TAX		2,220	(233)	

9.5 Due from banks and loans and advances to customers

DUE FROM BANKS

(in millions of euros)	31/12/2005	31/12/2004 Exc. 32/39 and IFRS 4
Banks		
Loans and advances	46,333	33,558
Pledged securities	642	694
Securities bought under repurchase agreements	19,906	52,261
Subordinated loans	511	491
Securities not traded in an active market	609	
Other loans and advances	9	
TOTAL	68,010	87,004
Accrued interest	**994**	**459**
Provisions	**394**	**421**
Net book value	**68,610**	**87,042**
Crédit Agricole internal transactions		
Current accounts	4,279	3,703
Time deposits and advances	185,617	166,460
Subordinated loans	109	207
Securities not traded in an active market		
TOTAL	190,005	170,370
Accrued interest	**388**	**225**
Provisions	**75**	**75**
Net book value	**190,318**	**170,520**
NET BOOK VALUE	258,928	257,562

LOANS AND ADVANCES TO CUSTOMERS

(in millions of euros)	31/12/2005	31/12/2004 Exc. 32/39 and IFRS 4
Customer items		
Bills discounted	9,066	7,870
Other loans	153,544	130,689
Securities bought under repurchase agreements	3,780	8,212
Subordinated loans	332	
Securities not traded in an active market	2,550	
Insurance receivables	540	
Reinsurance receivables	36	
Short-term advances	357	
Current accounts in debit	9,674	9,877
TOTAL	179,879	156,648
Accrued interest	**1,261**	**1,254**
Provisions	**6,789**	**5,301**
Net book value	**174,351**	**152,601**
Lease finance		
Property leasing	5,465	5,465
Equipment leasing, rental contracts with purchase option and similar transactions	8,068	7,843
TOTAL	13,533	13,308
Accrued interest	**177**	**259**
Provisions	**475**	**417**
Net book value	**13,235**	**13,150**
TOTAL	187,586	165,751

9.6 Provisions deducted from assets

(in millions of euros)	31/12/2004 Exc. 32/39 and IFRS 4	01/01/2005	Changes in scope	Charges	Write-backs	Translation adjustments	Other movements	31/12/2005
Interbank loans	496	492		69	(90)	28	(30)	469
Customer loans	5,301	7,059	17	1,445	(2,103)	250	121	6,789
of which collective provisions		1,395	3	58	(106)	92	140	1,582
Lease finance	417	461	10	135	(135)	1	3	475
Held-to-maturity securities								
Other assets	1,785	113		14	(37)	3	11	104
TOTAL	7,999	8,125	27	1,663	(2,365)	282	105	7,837

(in millions of euros)	01/01/2004 Exc. 32/39 and IFRS 4	Changes in scope	Charges	Write-backs	Translation adjustments	Other movements	31/12/2004 Exc. 32/39 and IFRS 4
Interbank loans	428	3	11	(26)	(15)	95	496
Customer loans	5,750	40	1,538	(1,830)	(68)	(129)	5,301
Lease finance	265		142	(134)		144	417
Securities (available for sale, equity portfolio, held to maturity)	1,252	20	228	(507)	(12)	(183)	798
Participating interests and other long-term investments	802		86	(158)	(3)	107	834
Other assets	168	(80)	24	(15)	(2)	58	153
TOTAL	8,665	(17)	2,029	(2,670)	(100)	92	7,999

9.7 Due to banks and customer accounts

DUE TO BANKS

(in millions of euros)	31/12/2005	31/12/2004 Exc. 32/39 and IFRS 4
Banks		
Deposits	74,598	60,442
Pledged assets	6,561	6,362
Securities sold under repurchase agreements	16,674	60,615
TOTAL	97,833	127,419
Accrued interest	1,417	764
Net book value	99,250	128,183
Crédit Agricole internal transactions		
Current accounts in credit	4,562	4,903
Time accounts and deposits	10,486	9,197
TOTAL	15,048	14,100
Accrued interest	196	187
Net book value	15,244	14,287
TOTAL	114,494	142,470

CUSTOMER ACCOUNTS

(in millions of euros)	31/12/2005	31/12/2004 Exc. 32/39 and IFRS 4
Current accounts in credit	54,305	47,614
Special savings accounts	197,718	188,519
Other accounts	56,084	53,028
Securities sold under repurchase agreements	7,806	14,465
Insurance liabilities	449	
Reinsurance liabilities	547	
Cash deposits received from cedants and retrocessionaires against technical insurance commitments	2	
TOTAL	316,911	303,626
Accrued interest	1,454	1,566
NET BOOK VALUE	318,365	305,192

9.8 Securities portfolio

	31/12/2004 Exc. 32/39 and IFRS 4					
(in millions of euros)	Bonds and other fixed-income securities	Treasury bills and similar items	Equities and other variable-income securities	Participating interests and investments in non-consolidated affiliates	Other LT securities	Total
NET BOOK VALUE	48,489	48,474	39,126	2,407	195	138,691

9.9 Held-to-maturity financial assets

(in millions of euros)	31/12/2005	31/12/2004 Exc. 32/39 and IFRS 4
Treasury bills and similar items	19,451	
Bonds and other fixed-income securities	318	
Listed securities	101	
Unlisted securities	217	
TOTAL	19,769	
Accrued interest		
Provisions		
NET BOOK VALUE	19,769	

9.10 Debt securities in issue and subordinated debt

(in millions of euros)	31/12/2005	31/12/2004 Exc. 32/39 and IFRS 4
Debt securities in issue		
Interest bearing notes	279	178
Money market instruments	1,405	1,776
Negotiable debt securities:	74,573	75,767
- Issued in France	37,536	36,238
- Issued in other countries	37,037	39,529
Bonds	20,733	21,989
Other debt securities in issue	145	108
TOTAL	97,135	99,818
Accrued interest	**988**	**1,214**
NET BOOK VALUE	98,123	101,032
Subordinated debt		
Fixed-term subordinated debt	12,047	10,999
Perpetual subordinated debt	8,476	6,889
Mutual security deposits	52	39
Participating securities and loans	234	237
TOTAL	20,809	18,164
Accrued interest	**439**	**345**
NET BOOK VALUE	21,248	18,509

A description of subordinated debt is given in note 5.3.

At 31 December, super-subordinated notes outstanding totalled €1,200 million (zero at 31 December 2004), and T3CJs outstanding totalled €1,839 million (identical at 31 December 2004).

9.11 Deferred taxes

DEFERRED TAX LIABILITIES

(in millions of euros)	31/12/2005	31/12/2004 Exc. 32/39 and IFRS 4
Assets available for sale	592	
Cash flow hedges	56	
Other deferred tax liabilities	5,174	
TOTAL DEFERRED TAX LIABILITIES	5,822	1,564

DEFERRED TAX ASSETS

(in millions of euros)	31/12/2005	31/12/2004 Exc. 32/39 and IFRS 4
Non-deductible reserves for risks and expenses	574	
Non-deductible accrued expenses	55	
Cash flow hedges	66	
Other deferred tax assets	5,808	
TOTAL DEFERRED TAX ASSETS	6,503	2,207

9.12 Accruals, prepayments and sundry assets and liabilities

PREPAYMENTS, ACCRUED INCOME AND SUNDRY ASSETS

(in millions of euros)	31/12/2005	31/12/2004 Exc. 32/39 and IFRS 4
Sundry assets	**28,497**	**38,470**
Inventory accounts and miscellaneous	21	14,037
Codevi bonds	2,576	2,196
Miscellaneous debtors	15,762	16,212
Settlement accounts	5,932	4,818
Due from shareholders - unpaid capital		1
Other insurance assets	3,130	535
Reinsurers' share of technical reserves	1,076	671
Prepayments and accrued income	**24,495**	**22,912**
Items in course of transmission to other banks	5,660	4,583
Adjustment and suspense accounts	7,184	8,184
Accrued income	9,560	5,628
Prepayments	962	358
Other	1,129	4,159
NET BOOK VALUE	52,992	61,382

ACCRUALS, DEFERRED INCOME AND SUNDRY LIABILITIES

(in millions of euros)	31/12/2005	31/12/2004 Exc. 32/39 and IFRS 4
Sundry liabilities[1]	**22,760**	**53,464**
Settlement accounts	5,975	2,784
Miscellaneous creditors	16,200	15,661
Liabilities related to trading securities	24	33,713
Other	561	1,306
Sundry liabilities	**26,078**	**23,405**
Items in course of transmission to other banks[2]	6,671	3,111
Adjustment and suspense accounts	5,763	9,166
Deferred income	5,002	3,135
Accrued expenses	8,633	7,226
Other	9	767
NET BOOK VALUE	48,838	76,869

(1) Amounts include accrued interest.

(2) Amounts shown net.

9.13 Fixed assets held for sale and associated liabilities

No material items were reported under this heading 31 December 2005.

9.14 Investments in equity affiliates

Details are given in section 4.3 on scope of consolidation.

9.15 Investment property

(in millions of euros)	31/12/2004 Exc. 32/39 and IFRS 4	01/01/2005	Changes in scope	Increases (Acquisitions)	Decreases (disposals and redemp-tions)	Translation adjust-ments	Other movements	31/12/2005
Investment property								
Gross value		3,576	173	63	(70)	17	(293)	3,466
DEPRECIATION AND IMPAIRMENT		(241)	20	(22)	33	(13)	35	(188)
Net book value	0	3,335	193	41	(37)	4	(258)	3,278

Including investment property let to third parties.

9.16 Property, plant & equipment and intangible assets (excluding goodwill)

(in millions of euros)	31/12/2004 Exc. 32/39 and IFRS 4	01/01/2005	Changes in scope	Increases (acquisitions, business combinations)	Decreases (disposals and redemp-tions)	Translation adjustments	Other movements	31/12/2005
Property, plant & equipment								
Gross value	4,826	4,352	7	572	(794)	34	372	4,543
Accrued interest[1]	9	9					(8)	1
Depreciation & impairment	(2,283)	(2,034)	(6)	(331)	459	(24)	(148)	(2,084)
NET BOOK VALUE	2,552	2,327	1	241	(335)	10	216	2,460
Intangible assets								
Gross value	1,336	1,247	5	260	(228)	5	68	1,357
Amortisation & Impairment	(813)	(784)	(1)	(171)	112	(5)	3	(846)
NET BOOK VALUE	523	463	4	89	(116)	0	71	511

(1) Accrued rents on assets let to third parties.

(in millions of euros)	01/01/2004 Exc. 32/39 and IFRS 4	Changes in scope	Increases (acquisitions, business combinations)	Decreases (disposals and redemptions)	Translation adjustments	Other movements	31/12/2004
Property, plant & equipment							
Gross value	4,970	(71)	509	(695)	(16)	129	4,826
Accrued income[1]	3					6	9
Depreciation & impairment	(2,246)	36	(402)	437	14	(122)	(2,283)
NET BOOK VALUE	2,727	(35)	107	(258)	(2)	13	2,552
Intangible assets							
Gross value	1,492	(19)	179	(97)	(4)	(215)	1,336
Amortisation & impairment	(963)	16	(172)	66	2	238	(813)
NET BOOK VALUE	529	(3)	7	(31)	(2)	23	523

(1) Accrued rents on assets let to third parties.

9.17 Goodwill

Detail are given in section 4.6 on scope of consolidation.

9.18 Insurance company technical reserves

Analysis of insurance company technical reserves

The information given below has been provided by insurance companies Predica and Pacifica.

(in millions of euros)	31/12/2005 Life	31/12/2005 Non-life	31/12/2005 Total	31/12/2004 Exc. 32/39 and IFRS 4 Life	31/12/2004 Exc. 32/39 and IFRS 4 Non-life	31/12/2004 Exc. 32/39 and IFRS 4 Total
Insurance contracts	28,519	324	28,843			
Investment contracts with discretionary participation features	113,954		113,954			
Investment contracts without discretionary participation features	2,824		2,824			
Provision for future participation benefits	13,538	47	13,585			
Other technical reserves (claims, other, etc.)	1,627	1,516	3,143			
TOTAL TECHNICAL RESERVES	160,462	1,887	162,349	133,370	1,767	135,137
Reinsurers' share of technical reserves	(836)	(217)	(1,053)	(506)	(165)	(671)
NET TECHNICAL RESERVES	159,626	1,670	161,296	132,864	1,602	134,466

9.19 General reserves for risks and expenses

(in millions of euros)	31/12/2004 Exc. 32/39 and IFRS 4	01/01/2005	Change in scope	Charges	Write-backs, amounts used	Write-backs, amounts released	Translation adjustments	Other movements	31/12/2005
Home purchase savings plans	787	912		38				5	955
Financing commitment execution risks	374	375		86	(15)	(105)	6	(32)	315
Operational risk	36	36		36	(1)	(27)		12	56
Employee retirement and similar benefits[1]	633	633	4	170	(68)	(78)	7	120	788
Litigation	543	543	1	389	(24)	(75)	7	(1)	840
Equity investments	117	117		7	(73)	(38)	8	7	28
Restructuring	52	52		33	(6)	(23)	1	3	60
Synergy-related costs	600	600		78	(300)	(52)	3	(108)	221
Other risks	2,459	940	8	224	(148)	(235)	12	227	1,028
GENERAL RESERVES FOR RISKS AND EXPENSES	5,601	4,208	13	1,061	(635)	(633)	44	233	4,291

(1) Including €547 million in defined benefit pension plans as detailed in note 10.4, €137 million in early retirement benefits at LCL, €58 million in long-service awards, and €11 million in reserves for flexible working time plans.

HOME PURCHASE SAVINGS SCHEMES PROVISIONS

DEPOSITS COLLECTED UNDER HOME PURCHASE SAVINGS SCHEMES DURING THE SAVINGS PERIOD

(in millions of euros)	31/12/2005	01/01/2005
Home purchase savings plans		
Under 4 years old	29,833	26,362
Between 4 and 10 years old	10,492	30,233
Over 10 years old	41,122	23,708
Total home purchasing savings plans	**81,447**	**80,303**
Home purchase savings accounts	16,114	16,067
TOTAL HOME PURCHASE SAVINGS SCHEMES	97,561	96,370

Age is determined by reference to the midpoint of the generation of plans to which they belong.

Deposits collected do not include the government bonus.

LOANS GRANTED UNDER HOME PURCHASE SAVINGS SCHEMES

(in millions of euros)	31/12/2005	01/01/2005
Home purchase savings plans	318	458
Home purchase savings accounts	429	519
TOTAL LOANS GRANTED UNDER HOME PURCHASE SAVINGS SCHEMES	747	977

PROVISIONS AGAINST HOME PURCHASE SAVINGS SCHEMES

(in millions of euros)	31/12/2005	01/01/2005
Home purchase savings plans		
Under 4 years old	100	37
Between 4 and 10 years old	13	70
Over 10 years old	675	413
Total home purchasing savings plans	788	520
Home purchase savings accounts	167	392
TOTAL PROVISIONS AGAINST HOME PURCHASE SAVINGS SCHEMES	955	912

Age is determined by reference to the midpoint of the generation of plans to which they belong to.

Within the Crédit Agricole Group's internal financial organisation, 100% of deposits to home purchase savings plans and accounts collected by the Regional Banks are recorded on the liabilities side of Crédit Agricole S.A.'s balance sheet and savings deposits shown in the above tables therefore include all of these amounts. Conversely, Crédit Agricole S.A. assumes risk only for a fraction of these deposits (approximately 50% at end-2005). The balance is carried by the Regional Banks: the provision in Crédit Agricole S.A.'s accounts reflects only the risk effectively carried. Consequently, the ratio of the provision booked to the deposits shown on Crédit Agricole S.A.'s balance sheet is not representative of the level of provisions against home purchase savings schemes.

9.20 Shareholders' equity

OWNERSHIP AT 31 DECEMBER 2005

To the best of Crédit Agricole S.A.'s knowledge, ownership of the share capital and voting rights as of 31 December 2005 was as follows:

Shareholder	Number of shares	% of share capital	% of voting rights
SAS Rue La Boétie	819,541,855	54,73%	55,71%
Treasury shares	26,312,207	1,76%	-
Employees (ESOP)	87,225,178	5,83%	5,93%
Institutional investors	405,003,587	27,05%	27,53%
Retail investors	159,239,474	10,63%	10,83%
TOTAL	1,497,322,301	100,00%	100,00%

SAS Rue La Boétie is wholly-owned by the Crédit Agricole Regional Banks.

The treasury shares are held as part of the share buyback program designed to cover stock options granted.

The shares have a nominal value of €3 each. All the shares are fully paid up.

To the company's knowledge, no other shareholder owns 5% or more of the share capital or voting rights, either directly or indirectly.

PREFERRED SHARES

Issuer list	Date of issue	Amount of issue in USD millions	Amount of issue in EUR millions	31/12/2005 in EUR millions	31/12/2004 in EUR millions
CA Preferred Funding LLC	Jan-03	1,500		1,272	1,101
CA Preferred Funding LLC	July-03	550		466	404
CA Preferred Funding LLC	Dec-03		550	550	550
Credit lyonnais Preferred capital 1 LLC	Apr-02		750	750	750
		2,050	1,300	3,038	2,805

EARNINGS PER SHARE

	31/12/2005	31/12/2004 Exc. 32/39 and IFRS 4
Net income used to calculate earnings per share (in millions of euros)	3,891	2,724
Weighted average number of ordinary shares in issue during the year	1,450,806,810	1,451,304,844
Number of potentially dilutive shares	-	-
Weighted average number of ordinary shares used to calculate fully diluted earnings per share	1,450,806,810	1,451,304,844
BASIC EARNINGS PER SHARE	2.682	1.877
FULLY DILUTED EARNINGS PER SHARE	2.682	1.877

DIVIDENDS

The Board of Directors of Crédit Agricole S.A. is proposing a 2005 dividend of €0.94 per share, subject to approval at the annual general meeting.

Dividends

(in euro)	2005 proposed	2004	2003	2002
Net dividend per share	0.94	0.66[1]	0.55	0.55
Gross dividend (including tax credit)	0.94	0.81[1]	0.825	0.825

(1) Including an interim dividend of €0.30 paid on 16 December 2004.

Dividends paid during the year

The amount of dividends paid can be found in the statement of changes in shareholders' equity. Dividends amounted to €954 million of which €521 million were paid in 2005.

APPROPRIATION OF NET INCOME AND PROPOSED DIVIDEND FOR 2005

The net income appropriation and dividend proposals for 2005 are set out in the resolutions to be presented by the Board of Directors at Crédit Agricole S.A.'s annual general meeting on 17 May 2006.

The proposed resolution reads as follows:

Voting in accordance with the quorum and majority requirements to transact ordinary business, the shareholders hereby note that the net income for the 2005 financial year amounted to €2,450,087,02.11 and resolve to appropriate the total distributable sum of €2,682,301,298.44, made up of the net income for the year less prior year retained earnings of €232,213,796.33, as follows:

1. a sum equal to 5% of the year's net income to the legal reserve, to wit €122,504,375.11;
2. a total gross dividend distribution of €1,407,482,962.94 to payment of a net dividend of €0.94 per share;
3. €1,152,313,960.39 to retained earnings.

The dividend will be payable in cash as from Monday, 29 May 2006.

Should Crédit Agricole S.A. hold any treasury shares as of the dividend payment date, the dividends on such shares shall be transferred to retained earnings, it being specified that all powers are granted to the Board of Directors to effect this transfer.

In accordance with the provisions of Article 243 bis of the Code Général des Impôts, it is specified that the dividend is eligible for the 40% allowance cited in paragraph 3, subparagraph 2 of Article 158 of the Code Général des Impôts, applicable exclusively to shareholders who are natural persons.

The dividends paid for the three previous financial years are set forth in the table below.

Year	Dividend	Tax credit[1]	Total
2002	€0.55	€0.275	€0.825
2003	€0.55	€0.275	€0.825
2004			
Interim dividend[2]	€0.30		€0.45
Balance[3]	€0.36	€0.15	€0.36

(1) The tax credit indicated is 50%, but in certain cases the rate is different.
(2) Paid in 2004.
(3) Paid in 2005, eligible for the 50% allowance.

Note 10:
Employee benefits and other compensation

10.1 Personnel costs

ANALYSIS OF PERSONNEL COSTSS

(in millions of euros)	31/12/2005	31/12/2004 Exc. 32/39 and IFRS 4
Salaries	3,415	3,201
Other social security expenses	1,223	1,275
Incentive schemes and profit-sharing	209	155
Payroll-related tax	214	104
TOTAL PERSONNEL COSTS	5,061	4,735

10.2 Employees (at period end)

	31/12/2005	31/12/2004 Exc. 32/39 and IFRS 4
France	41,953	43,329
Outside France	20,159	18,672
TOTAL	62,112	62,001

10.3 Post-employment benefits, defined contribution plans

There are various compulsory retirement plans to which employers must contribute. The funds are managed by independent organisations and the employers have no legal or implied obligation to pay additional contributions should the funds not have sufficient assets to pay the benefits corresponding to current and past service rendered by employees. Consequently, the Crédit Agricole S.A. Group companies have no liability in this respect other than the contributions payable.

Within the Group, there are several compulsory defined contribution plans, the main ones being Agirc/Arrco, which are French supplementary retirement plans, and some supplementary plans in place notably within UES Crédit Agricole S.A.

ANALYSIS OF SUPPLEMENTARY RETIREMENT PLANS IN FRANCE

Business line	Entity	Compulsory supplementary retirement plan	Number of employees covered - estimate at 31/12/05
Central support functions	UES Crédit Agricole S.A. exc. CAAM and CA-Leasing	Agriculture industry plan 1.24%	2,973
Corporate and investment banking	Calyon	"Article 83" type plan	3,819
	BGPI	"Article 83" type plan	400
Investor services	CACEIS	"Article 83" type plan	790
Insurance	Predica	Agriculture industry plan	699
	Pacifica	Agriculture industry plan	233

(Number of employees on the payroll at 31 December 2005 in full-time equivalents)

10.4 Post-employment benefits, defined benefit plans

CHANGE IN ACTUARIAL LIABILITY

	2005	2004
Actuarial liability at 31/12/n-1	1,280	1,029
Foreign exchange difference	9	0
Current service cost	50	35
Interest cost	55	50
Employee contributions	4	1
Plan revision / curtailment / settlement	(6)	(6)
Acquisitions, divestments (change in scope of consolidation)	(47)	(9)
Early retirement allowances	0	0
Benefits paid (obligatory)	**(78)**	**(56)**
Actuarial gains (losses)	60	(9)
ACTUARIAL LIABILITY AT 31/12/N	1,327	1,035

BREAKDOWN OF NET CHARGE RECOGNISED IN THE INCOME STATEMENT

	2005	2004
Current service cost	50	35
Interest cost	56	50
Expected return on assets during the period	(27)	(26)
Amortisation of past service cost	0	1
Amortisation of actuarial gains (losses)	27	(2)
Gains (losses) on plan curtailment/settlement	(7)	(5)
Gains (losses) on asset ceiling	11	0
NET CHARGE RECOGNISED IN THE INCOME STATEMENT	110	53

FAIR VALUE OF PLAN ASSETS AND REIMBURSEMENT RIGHTS

	2005	2004
Fair value of assets/reimbursement rights at 31/12/n-1	717	534
Foreign exchange difference	6	0
Expected return on assets	25	24
Actuarial gain (losses) on plan assets	42	(4)
Employer's contributions	41	22
Employee contributions	4	1
Plan revision / curtailment / settlement	0	0
Acquisitions, divestments (change in scope of consolidation)	0	7
Early retirement allowances	0	0
Benefits paid	(44)	(25)
FAIR VALUE OF ASSETS/REIMBURSEMENT RIGHTS AT 31/12/N	791	559

NET POSITION

	2005	2004
Closing actuarial liability	**1,327**	**1,035**
Unrecognised past service cost	0	0
Gains (losses) on asset ceiling	11	0
Closing actuarial liability	**1,338**	**1,035**
Closing fair value of assets/reimbursement rights	**791**	**559**
CLOSING NET POSITION (LIABILITY) ASSET	547	476

2004 figures only cover the Group's French entities and Calyon UK, while 2005 figures cover the entire Group.

INFORMATION ON ANNUALISED RETURN ON PLAN ASSETS [1]

	2005	2004
Breakdown of assets		
-% bonds	59.1%	54.9%
-% equities	17.9%	17.7%
-% other	23.0%	27.4%

(1) Calculated on the basis of €414 million in assets for Crédit Agricole S.A., Calyon and LCL.

DEFINED BENEFIT PLANS: KEY ACTUARIAL ASSUMPTIONS

	2005	2004
Discount rate[2]	2,5% to 4,09%	2.25% to 4,74%
Expected return on plan assets and reimbursement rights	4%	4%
Actual return on plan assets and reimbursement rights	6.45%	5.53%
Expected salary increases[3]	2 to 4%	2 to 4%
Increase in healthcare costs[4]	4.50%	4.50%
Other (detail)	n/a	n/a

(2) Calculated on the basis of the discount rates defined by the Group and the residual term of the commitments.

(3) According to categories concerned (managers or non-managers).

(4) Rate used for Calyon's commitments. Crédit Agricole S.A.'s commitments are restricted to changes in the social security ceiling, i.e. 2%.

10.5 Other employee benefits

Among the various collective bonus plans within the Group, the Crédit Agricole S.A. *Rémunération Variable Collective* (RVC) is a global plan encompassing the discretionary incentive scheme and the compulsory profit-sharing scheme. The entitlement is based on Crédit Agricole S.A.'s performance as measured by RoE. A given level of RoE will give rise to an entitlement equal to a given percentage of the total payroll.

The amount of the profit-sharing component is calculated in accordance with the standard legal formula and is deducted from the total RVC to obtain the amount of the discretionary incentive component.

Other compensation: in France, the Group's main entities pay long-service awards. The amounts vary according to practices and collective bargaining agreements in place. They can reach up to 1.5 times gross monthly salary in some subsidiaries.

10.6 Share-based payments

The Board of Directors has implemented various stock option plans using the authorities granted by extraordinary resolution of the shareholders on 22 May 2002 and 21 May 2003.

At 31 December 2004, three plans were already in place. During 2005, three new specific plans were created.

2003 STOCK OPTION PLANS

On 15 April 2003, the Board of Directors of Crédit Agricole S.A. created a stock option plan for executive officers and certain senior managers of Crédit Agricole S.A. and its subsidiaries, using the authority granted at the AGM held on 22 May 2002. The number of shares that may potentially be issued under this plan is 4,231,847 at a price of €14.59 each, which is equal to the average of the prices quoted during the twenty trading sessions preceding the date of the Board meeting, with no discount.

Furthermore, using the authority granted at the AGM held on 21 May 2003, Crédit Agricole S.A. also harmonised the various stock option plans existing within the Group by converting the stock option plans granted by certain of its subsidiaries (Crédit Agricole Indosuez, Crédit Agricole Asset Management and Crédit Lyonnais Asset Management) into Crédit Agricole S.A. options. Accordingly, option holders in the three subsidiaries referred to above received Crédit Agricole S.A. stock options plus a cash payment equal to the capital gains generated at 31 December 2003. The number of shares that may potentially be issued under these plans is 6,257,460 at a price of €18.09, which is equal to the average of the prices quoted during the twenty trading sessions preceding the date of the Board meeting, with no discount.

2004 STOCK OPTION PLAN

On 23 June 2004, the Board of Directors created a stock option plan for executive officers and certain senior managers of Crédit

Agricole S.A. and its subsidiaries, using the authority granted by extraordinary resolution of the shareholders at the AGM held on 21 May 2003. In addition, some of these options resulted from the conversion of stock option plans granted by the subsidiary BFT as part of the continued harmonisation of stock option plans within the Group. The total number of shares that may potentially be issued under this plan is 10,861,220 at a price of €20.48, which is equal to the average price quoted during the twenty trading sessions preceding the date of the Board meeting, with no discount.

2005 STOCK OPTION PLANS

On 25 January 2005, the Board of Directors converted the existing plan at subsidiary CL Suisse by granting 25,296 Crédit Agricole S.A. options to the beneficiaries using the authority granted by extraordinary resolution of the shareholders on 21 May 2003. The exercise price is €22.57, which is equal to the average price quoted during the twenty trading sessions preceding the date of the Board meeting, with no discount. On 19 July 2005 and 16 November 2005, the Board of Directors granted options to two new employees. The first received 5,000 options at an exercise price of €20.99 and the second 15,000 options at an exercise price of €24.57, which is equal to the average price quoted during the twenty trading sessions preceding the date of each Board meeting, with no discount.

The following tables show the attributes and general terms of the plans in place at 31 December 2005.

DESCRIPTION OF CRÉDIT AGRICOLE S.A.'S STOCK OPTION PLANS

Crédit Agricole S.A. stock option plans	2003		2004	2005			Total
Date of Board meeting	15/04/2003	17/12/2003	23/06/2004	25/01/2005	19/07/2005	16/11/2005	
Date of grant	15/04/2003	17/12/2003	05/07/2004	25/01/2005	19/07/2005	16/11/2005	
Term of plan	7 years	7 years	7 years	7 years	7 years	7 years	
Lock-up period	4 years	4 years	4 years	4 years	4 years	4 years	
First exercise date	15/04/2007	17/12/2007	05/07/2008	25/01/2009	19/07/2009	16/11/2009	
Expiry date	15/04/2010	17/12/2010	05/07/2011	25/01/2012	19/07/2012	16/11/2012	
Number of beneficiaries	428	288	1,488	17	1	1	
Number of options granted	4,231,847	6,257,460	10,861,220	25,296	5,000	15,000	21,395,823
Exercise price	€14.59	€18.09	€20.48	€22.57	€20.99	€24.57	
Performance conditions	No	No	No	No	No	No	
Conditions in case of departure from Group							
- Resignation	Forfeit	Forfeit	Forfeit	Forfeit	Forfeit	Forfeit	
- Dismissal	Forfeit	Forfeit	Forfeit	Forfeit	Forfeit	Forfeit	
- Retirement	Retain	Retain	Retain	Retain	Retain	Retain	
- Death	Retain[1]	Retain[1]	Retain[1]	Retain[1]	Retain[1]	Retain[1]	
Number of options							
- Exercised in 2005	0	18,000	0	0	0	0	18,000
- Forfeited since inception	256,048	259,576	85,140	0	0	0	600,764
NUMBER OF OPTIONS OUTSTANDING AT 31 DECEMBER 2005	3,975,799	5,979,884	10,776,080	25,296	5,000	15,000	20,777,059
Fair value (as a % of grant price)	31.9%	21.8%	18.0%	18.3%	18.3%	18.3%	
Valuation method used	Black & Scholes	Black & Scholes	Black & Scholes	Black & Scholes	Black & Scholes	Black & Scholes	

(1) If heirs and successors exercise within 6 months of death.

HISTORICAL DATA ON CRÉDIT AGRICOLE S.A.'S STOCK OPTION PLANS

Crédit Agricole S.A. stock option plans	2003		2004	2005			Total
	15/04/2003	17/12/2003	05/07/2004	25/01/2005	19/07/2005	16/11/2005	
Number of options outstanding at 31 December 2004	**4,007,930**	**6,079,813**	**10,853,220**	**0**	**0**	**0**	**0**
- Granted in 2005	0	0	0	25,296	5,000	15,000	0
- Forfeited in 2005	32,131	81,929	77,140	0	0	0	0
- Exercised in 2005	0	18,000	0	0	0	0	0
OUTSTANDING AT 31 DECEMBER 2005	3,975,799	5,979,884	10,776,080	25,296	5,000	15,000	20,777,059

KEY ASSUMPTIONS USED TO VALUE STOCK OPTION PLANS

Crédit Agricole S.A. values the options granted and recognises an expense determined on the date of grant based on the market value of the options on that date. The only assumptions that may be revised during the vesting period giving rise to an adjustment to the expense are those relating to the beneficiaries (options forfeited on resignation or dismissal).

Plan	2003-1	2003-2	2004	2005
Date of grant	15/04/2003	17/12/2003	05/07/2004	25/01/2005 19/07/2005 16/11/2005
Average length of plan	5 years	5 years	5 years	5 years
Rate of forfeiture	5%	5%	5%	5%
Estimated dividend rate	3.46%	3.01%	3.34%	3.22%
Volatility on the date of grant	40%	27%	25%	25%

Implied volatility (source Calyon).

In the absence of significant historical data on the behaviour of plan beneficiaries in the Group, the Black & Scholes model has been used for all Crédit Agricole S.A. stock option plans.

10.7 Executive officers' compensation

Executive officers refers to all members of the Executive Committee, namely the Chief Executive Officer and Deputy Chief Executive Officers of Crédit Agricole S.A., the Chief Executive Officers of the main subsidiaries and the heads of the Group's core business activities.

Compensation and benefits paid to the members of the Executive Committee in 2005 were as follows:

- short-term benefits: €17 million including fixed and variable compensation and benefits in kind;
- post-employments benefits: €10 million in end-of-career and pension rights under the supplementary plan in place for the Group's senior executives;
- other long-term benefits: the amount of long-service awards granted was not material;
- employment contract termination indemnities: not material;
- share-based payments: none in 2005.

Note 11:
Financing and guarantee commitments

CONTINGENT LIABILITIES AND OFF-BALANCE SHEET COMMITMENTS GIVEN AND RECEIVED

(in millions of euros)	31/12/2005	31/12/2004 Exc. 32/39 and IFRS 4
COMMITMENTS GIVEN		
Financing commitments	**142,892**	**105,100**
Banks	20,617	8,081
Customers	122,275	97,019
Confirmed credit lines	118,986	93,560
- Confirmed documentary credits	8,996	4,793
- Other confirmed credit lines	109,990	88,767
Other	3,289	3,459
Guarantee commitments	**72,585**	**65,854**
Banks	8,018	17,041
Confirmed credit lines	985	1,344
Other	7,033	15,697
Customers	64,567	48,813
Guarantees		
- Property guarantees	2,090	605
- Loan repayment guarantees	26,480	19,092
Other	35,997	29,116

(in millions of euros)	31/12/2005	31/12/2004 Exc. 32/39 and IFRS 4
COMMITMENTS RECEIVED		
Financing commitments	**14,006**	**14,040**
Banks	13,324	12,552
Customers	682	1,488
Guarantee commitments	**55,909**	**44,147**
Banks	22,050	24,638
Customers	33,859	19,509
Guarantees received from government bodies or similar	9,876	8,152
Other	23,983	11,357

Note 12: Market value of assets and liabilities measured at cost

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

The fair values shown below are estimates made on the reporting date. They are likely to change in subsequent periods due to developments in market conditions or other factors.

These values represent the best estimate that can be made and are based on a certain number of valuation models and assumptions. To the extent that these models contain uncertainties, the fair values shown may not be achieved upon actual sale or immediate settlement of the financial instruments concerned.

In practice, and in line with the going-concern principle, not all these financial instruments would necessary be settled immediately at the values estimated below.

FAIR VALUE OF ASSETS AND LIABILITIES MEASURED AT COST

	31/12/2005	
(in millions of euros)	Carrying value	Estimated market value
Assets		
Due from banks	258,928	257,867
Loans and advances to customers	187,586	188,509
Held-to-maturity financial assets	19,769	21,164
Investment property	3,278	3,906
Liabilities		
Due to banks	114,494	114,647
Customer accounts	318,365	318,810
Debt securities in issue	98,123	98,806
Subordinated debt	21,248	22,055

For financial instruments that are traded in an active market (*i.e.* prices are quoted and disseminated), the best estimate of fair value is their market price.

In the absence of an active market or reliable data, fair value is determined using an appropriate method that complies with usual practice in the financial markets. These methods comprise the market value of comparable instruments, discounted cash flows, or valuation models.

Where it is necessary to assess fair value, the discounted cash flow method is the most commonly used.

Investment properties are valued by expert appraisers.

In some cases, market values are close to book values. This is particularly the case for:

- assets or liabilities at floating rates where changes in interest rates have no significant influence on fair value as the rates on these instruments are frequently adjusted to market rates;
- short-term assets or liabilities where the redemption value is considered to be close to the market value;
- regulated instruments (*e.g.* regulated savings accounts) where prices are fixed by the government;
- sight liabilities;
- transactions for which there are no reliable observable data.

Note 13:
Subsequent events

On 5 January 2006, Crédit Agricole S.A. published the following press release:

Crédit Agricole S.A. develops its business in Egypt:

Crédit Agricole S.A. and its Egyptian partner El Mansour & El Maghraby Investment and Development Co (MMID) have signed an agreement to acquire the 74.6% stake in Egyptian American Bank held by the Bank of Alexandria S.A.E. and the American Express group. Crédit Agricole S.A. will acquire 75% of the investment and MMID 25%.

The agreed price is EGP 45 per share, which values 100% of Egyptian American Bank at EGP 2,916 million (€421.4 million).

On 20 February 2006, Crédit Agricole S.A. published the following press release:

Espírito Santo Financial and Crédit Agricole S.A. to strengthen their partnership in Portuguese bancassurance:

Crédit Agricole S.A. and Espirito Santo Financial Group (ESFG) have agreed to strengthen their partnership in life and non-life insurance in Portugal. The key terms of the agreement are:

- CASA to acquire 50% of the share capital and management control of Tranquilidade Vida and Espirito Santo Seguros, the life and non-life bancassurance subsidiaries of the Espirito Santo Financial Group (ESFG) in Portugal.
- CASA to sell its shares in Tranquilidade Seguros to Espirito Santo Financial Group, which will then own 100% of the share capital.
- Banco Espirito Santo (BES), banking subsidiary of Espirito Santo Financial Group will acquire the remaining 50% in the share capital of Tranquilidade Vida.
- the remaining 50% of Espirito Santo Seguros will be divided 25% for Banco Espirito Santo (BES) and 25% for Tranquilidade Seguros.
- under a 25-year distribution agreement, the products of both insurance companies will be sold through the Banco Espirito Santo (BES) network.

Note 14:
Scope of consolidation at 31 December 2005

Crédit Agricole S.A. scope of consolidation	(a)	Country	Method 31/12/05	% of voting rights		% of share capital	
				31/12/05	31/12/04	31/12/05	31/12/04
FRENCH RETAIL BANKING							
Banks and financial institutions							
Banque Chalus		France	Equity	25.0	25.0	25.0	25.0
Banque Thémis	In[1]	France	Full	100.0		94.8	
Caisse régionale Alpes Provence		France	Equity	25.0	25.0	25.0	25.0
Caisse régionale Alsace Vosges		France	Equity	25.0	25.0	25.0	25.0
Caisse régionale Aquitaine		France	Equity	25.0	25.0	25.0	25.0
Caisse régionale Atlantique Vendée		France	Equity	25.1	25.1	25.1	25.1
Caisse régionale Brie	Out[d]	France	Equity		25.0		25.0
Caisse régionale Calvados	Out[d]	France	Equity		25.0		25.0
Caisse régionale Centre Est		France	Equity	24.6	25.0	24.6	25.0
Caisse régionale Centre France		France	Equity	25.0	25.0	25.0	25.0
Caisse régionale Centre Loire		France	Equity	25.0	25.0	25.0	25.0
Caisse régionale Centre Ouest		France	Equity	25.0	25.0	25.0	25.0
Caisse régionale Champagne Bourgogne		France	Equity	25.0	25.0	25.0	25.0
Caisse régionale Charente Maritime - Deux Sèvres		France	Equity	25.0	25.0	25.0	25.0
Caisse régionale Charente-Périgord		France	Equity	25.0	25.0	25.0	25.0
Caisse régionale Côtes d'Armor		France	Equity	25.0	25.0	25.0	25.0
Caisse régionale de l'Anjou et du Maine		France	Equity	25.0	25.0	25.0	25.0
Caisse régionale des Savoie		France	Equity	25.0	25.0	25.0	25.0
Caisse régionale Finistère		France	Equity	25.0	25.0	25.0	25.0
Caisse régionale Franche-Comté		France	Equity	25.0	25.0	25.0	25.0
Caisse régionale Gard		France	Equity	25.0	25.0	25.0	25.0
Caisse régionale Guadeloupe		France	Equity	27.2	27.2	27.2	27.2
Caisse régionale Ille-et-Vilaine		France	Equity	25.0	25.0	25.0	25.0
Caisse régionale Loire - Haute Loire		France	Equity	25.0	25.0	25.0	25.0
Caisse régionale Lorraine		France	Equity	25.0	25.0	25.0	25.0
Caisse régionale Martinique		France	Equity	28.1	28.1	28.1	28.1
Caisse régionale Midi		France	Equity	25.0	25.0	25.0	25.0
Caisse régionale Morbihan		France	Equity	25.0	25.0	25.0	25.0
Caisse régionale Nord de France		France	Equity	25.6	25.6	25.6	25.6
Caisse régionale Nord Midi Pyrénées		France	Equity	25.0	25.0	25.0	25.0
Caisse régionale Nord-Est		France	Equity	25.0	25.0	25.0	25.0
Caisse régionale Normandie		France	Equity	25.0	25.0	25.0	25.0
Caisse régionale Normandie Seine		France	Equity	25.0	25.0	25.0	25.1
Caisse régionale Oise		France	Equity	25.0	25.0	25.0	25.0
Caisse régionale Paris et Ile-de-France		France	Equity	25.0	25.0	25.0	25.0
Caisse régionale Provence - Côte d'Azur		France	Equity	25.0	25.0	25.0	25.0
Caisse régionale Pyrénées Gascogne		France	Equity	25.0	25.0	25.0	25.0
Caisse régionale Réunion		France	Equity	25.0	25.0	25.0	25.0
Caisse régionale Brie Picardie		France	Equity	25.0	25.2	25.0	25.2
Caisse régionale Sud Méditerranée		France	Equity	25.8	25.9	25.8	25.9
Caisse régionale Sud Rhone Alpes		France	Equity	25.0	25.0	25.0	25.0
Caisse régionale Toulouse Midi Toulousain		France	Equity	25.0	25.0	25.0	25.0

Crédit Agricole S.A. scope of consolidation	(a)	Country	Method 31/12/05	% of voting rights		% of share capital	
				31/12/05	31/12/04	31/12/05	31/12/04
Caisse régionale Touraine Poitou		France	Equity	25.0	25.0	25.0	25.0
Caisse régionale Val de France		France	Equity	25.0	25.0	25.0	25.0
Cofam		France	Equity	25.0	25.0	25.0	25.0
LCL	In[1]	France	Full	94.8		94.8	
LCL Group	Out[1]	France	Full		94.8		94.8
Interfimo	In[1]	France	Full	99.0		93.8	
Sircam		France	Equity	25.0	25.0	25.0	25.0
Lease finance companies							
Locam		France	Equity	25.0	25.0	25.0	25.0
Slibail Autos	In[1]	France	Full	100.0		94.8	
Investment companies							
Bercy Participations		France	Equity	25.0	25.0	25.0	25.0
Crédit Agricole Centre Est Immobilier	In	France	Equity	24.6		24.6	
CA Centre France Développement		France	Equity	25.0	25.0	20.8	20.8
CACF Immobilier	In	France	Equity	25.0		25.0	
CADS Développement		France	Equity	25.0	25.0	25.0	25.0
Calixte Investissement		France	Equity	24.6	25.0	24.6	25.0
Cofinep		France	Equity	25.0	25.0	25.0	25.0
L'Esprit Cantal		France	Equity	25.0	25.0	25.0	25.0
Nord Est Agro Partenaires		France	Equity	25.0	25.0	25.0	25.0
Participex		France	Equity	37.5	31.9	27.0	17.7
Prestimmo		France	Equity	24.6	25.0	24.6	25.0
Sepi		France	Equity	24.6	25.0	24.6	25.0
Socadif		France	Equity	36.2	36.2	31.2	31.2
Transimmo	Out[c]	France	Equity		25.0		25.0
Vauban Finance		France	Equity	33.3	33.3	31.0	31.1
Insurance							
Assurances du CA Nord-Pas de Calais		France	Equity	45.6	45.6	39.9	39.9
Corelyon	In[1]	Luxembourg	Equity	100.0		94.8	
Other							
Adret Gestion		France	Equity	25.0	25.0	25.0	25.0
Alli Domes		France	Equity	25.0	25.0	25.0	25.0
Alsace Elite		France	Equity	25.0	25.0	23.7	23.7
AMT GIE		France	Equity	25.0	25.0	24.9	25.0
C.L. Verwaltungs und Beteiligungsgesellschaft mbH	In[1]	Germany	Full	100.0		94.8	
CA Participations		France	Equity	24.6	25.0	24.6	25.0
Caapimmo 1		France	Equity	25.0	25.0	25.0	25.0
Caapimmo 2		France	Equity	25.0	25.0	25.0	25.0
Caapimmo 3		France	Equity	25.0	25.0	25.0	25.0
Caapimmo 4		France	Equity	25.0	25.0	25.0	25.0
Caapimmo 5		France	Equity	25.0	25.0	25.0	25.0
Caapimmo 6		France	Equity	25.0	25.0	25.0	25.0
Centre Est Alizée	Out[c]	France	Equity		25.1		25.1
Centre France Location Immobilière		France	Equity	25.0	25.0	25.0	25.0
Consortium Rhodanien de Réalisation	In[1]	France	Full	100.0		94.8	
Creagrisere		France	Equity	25.0	25.0	22.8	22.8
Crédit Lyonnais Assurance, Réassurance, Courtage (CLARC)	In[1]	France	Full	100.0		94.8	
Crédit Lyonnais Bénélux	In[1]	Netherlands	Full	100.0		94.8	



Crédit Agricole S.A. scope of consolidation	(a)	Country	Method 31/12/05	% of voting rights		% of share capital	
				31/12/05	31/12/04	31/12/05	31/12/04
Crédit Lyonnais Développement Economique (CLDE)	In[1]	France	Full	100.0		94.8	
Crédit Lyonnais Europe	In[1]	France	Full	100.0		94.8	
Crédit Lyonnais Notolion	In[1]	Netherlands	Full	100.0		94.8	
Crédit Lyonnais Preferred Capital	In[1]	United States	Full	100.0		0.0	
Defitech		France	Equity	25.0	25.0	25.0	25.0
Defitech Dauphicom		France	Equity	25.0	25.0	25.0	25.0
Defitech Routage et Communication		France	Equity	25.0	25.0	25.0	25.0
Europimmo		France	Equity	24.6	25.0	24.6	25.0
Force Alsace		France	Equity	25.0	25.0	25.0	25.0
Force Lorraine Duo		France	Equity	25.0	25.0	25.0	25.0
Force Midi		France	Equity	25.0	25.0	25.0	25.0
Force Oise		France	Equity	25.0	25.0	25.0	25.0
Force Toulouse Diversifié		France	Equity	25.0	25.0	25.0	25.0
Gard Obligation FCP		France	Equity	25.0	25.0	25.0	25.0
Gestimocam	Out[c]	France	Equity		25.0		25.0
Ical		France	Equity	25.0	25.0	25.0	25.0
Inforsud FM		France	Equity	25.0	25.0	23.3	23.3
Inforsud Gestion		France	Equity	25.0	25.0	22.1	22.1
Maine Anjou Obligations	Out[c]	France	Equity		25.0		25.0
Mat Alli Domes		France	Equity	25.0	25.0	25.0	25.0
Ozenne Institutionnel		France	Equity	25.0	25.0	24.9	24.9
Patrimocam		France	Equity	25.0	25.0	25.0	25.0
Patrimocam 2		France	Equity	25.0	25.0	25.0	25.0
PCA IMMO	In	France	Equity	25.0		25.0	
Process Lorraine		France	Equity	25.0	25.0	25.0	25.0
Routage Express Service		France	Equity	25.0	25.0	25.0	25.0
Saint Georges 2	Out[c]	France	Equity		25.0		25.0
SARL Prospective Informatique		France	Equity	25.0	25.2	25.0	25.2
SCI Capimo		France	Equity	24.6	25.0	24.6	25.0
SCI Capucines		France	Equity	25.0	25.0	25.0	25.0
SCI du Vivarais		France	Equity	25.0	25.0	25.0	25.0
SCI Hautes Faventines		France	Equity	25.0	25.0	24.9	24.9
SCI Les Fauvins		France	Equity	25.0	25.0	25.0	25.0
SCI Les Palmiers du Petit Pérou		France	Equity	27.2	27.2	27.2	27.2
SCI Paysagère		France	Equity	25.0	25.0	25.0	25.0
Scica HL		France	Equity	25.0	25.0	24.7	24.7
Scicam 13		France	Equity	25.0	25.0	25.0	25.0
Sparkway		France	Equity	24.6	25.0	24.6	25.0
SPI SNC		France	Equity	25.0	25.0	25.0	25.0
Sté Immobilière de Picardie		France	Equity	25.0	25.2	25.0	25.2
Sté Picarde de Développement		France	Equity	25.0	25.2	25.0	25.2
Touraine Poitou Rendement	Out[c]	France	Equity		25.0		25.0
INTERNATIONAL RETAIL BANKING							
Banks and financial institutions							
Banca Intesa S.p.a.		Italy	Equity	17.8	18.0	16.8	16.9
Banco del Desarrollo		Chile	Equity	23.7	23.7	23.7	23.7
Bankoa		Spain	Equity	30.0	30.0	28.5	28.5
BES (Banco Espirito Santo)		Portugal	Equity	8.8	8.8	24.4	22.5

Crédit Agricole S.A. scope of consolidation	(a)	Country	Method 31/12/05	% of voting rights		% of share capital	
				31/12/05	31/12/04	31/12/05	31/12/04
BNI Crédit Lyonnais Madagascar		Madagascar	Full	51.0	51.0	51.0	49.8
Crédit Agricole Financement		Switzerland	Equity	45.0	44.5	39.5	39.5
Crédit Agricole Indosuez Mer Rouge		Djibouti	Full	100.0	100.0	100.0	97.7
Crédit du Maroc		Morocco	Full	52.6	51.0	52.6	49.8
Crédit Lyonnais Cameroun		Cameroon	Full	65.0	65.0	65.0	63.5
Crédit Lyonnais Congo		Congo	Full	81.0	81.0	81.0	79.2
Crédit Lyonnais Sénégal		Senegal	Full	95.0	95.0	95.0	92.8
Crédit Uruguay Banco		Uruguay	Full	100.0	100.0	100.0	100.0
Europabank		Belgium	Equity	10.0	10.0	21.9	21.9
Meridian Bank	In	Serbia	Full	71.0		71.0	
S.A.Crédit Agricole (Belgique)		Belgium	Equity	10.0	10.0	21.9	21.9
Société Ivoirienne de Banque		Ivory Coast	Full	51.0	51.0	51.0	49.8
Union Gabonaise de Banque		Gabon	Full	56.3	56.2	56.3	55.0
Other							
Belgium CA SAS		France	Equity	10.0	10.0	32.8	32.8
Bespar		Portugal	Equity	32.6	32.6	32.6	32.6
IUB Holding	In	France	Full	100.0		100.0	
Sopar Serbie	In	France	Full	100.0		100.0	
SPECIALISED FINANCIAL SERVICES							
Banks and financial institutions							
Agos Itafinco		Italy	Full	51.0	51.0	58.7	58.9
Alsolia		France	Equity	34.0	34.0	33.7	33.7
Carrefour Servizi Finanziari SPA	In	Italy	Equity	40.0		23.5	
CREALFI		France	Full	51.0	51.0	50.5	50.6
Credibom		Portugal	Full	100.0	100.0	99.0	99.2
Credigen Bank		Hungary	Full	100.0	100.0	99.0	99.2
Crédilar	Out[d]	Portugal	Full				
Créditplus (ex-Beneficial Bank)		Germany	Full	100.0	100.0	99.0	99.2
Dan-aktiv		Denmark	Full	100.0	100.0	100.0	100.0
EFL Services		Poland	Full	100.0	100.0	100.0	99.8
Emporiki Credicom		Greece	Equity	50.0	50.0	49.5	49.6
Eurofactor AG	In[1]	Germany	Full	100.0		100.0	
Eurofactor SA/NV	In[1]	Belgium	Full	100.0		100.0	
Eurofactor France		France	Full	100.0	100.0	100.0	100.0
Eurofactor S.A.	In[1]	Portugal	Full	100.0		100.0	
Eurofactor UK	In[1]	United Kingdom	Full	100.0		100.0	
Finaref AB		Sweden	Full	100.0	100.0	100.0	100.0
Finaref AS		Norway	Full	100.0	100.0	100.0	100.0
Finaref Benelux		Belgium	Full	100.0	100.0	100.0	100.0
Finaref OY		Finland	Full	100.0	100.0	100.0	100.0
Finaref SA		France	Full	100.0	100.0	100.0	100.0
Finaref Securities AB		Sweden	Full	100.0	100.0	100.0	100.0
Finconsum ESC SA		Spain	Equity	45.0	45.0	44.6	44.7
Inter-Factor Europa (Espagne)	In[1]	Spain	Full	99.9		99.9	
Jotex Finans AB		Sweden	Full	100.0	100.0	100.0	100.0
Lukas Bank		Poland	Full	100.0	100.0	100.0	99.9
Lukas SA		Poland	Full	100.0	100.0	100.0	99.9
Menafinance		France	Proportionate	50.0	50.0	49.5	49.6

Crédit Agricole S.A. scope of consolidation	(a)	Country	Method 31/12/05	% of voting rights		% of share capital	
				31/12/05	31/12/04	31/12/05	31/12/04
Ribank		Netherlands	Full	100.0	100.0	99.0	99.2
Sedef		France	Full	100.0	100.0	99.0	99.2
Sofinco		France	Full	99.1	99.2	99.0	99.2
Transfact	Out[e]	France	Full		100.0		100.0
Wafasalaf		Morocco	Equity	34.0	33.7	33.6	33.4
Lease finance companies							
Auxifip		France	Full	100.0	100.0	100.0	99.8
Climauto		France	Full	100.0	100.0	99.5	99.5
CP Leasing	In	Czech Republic	Full	100.0		99.0	
Crédit Agricole Leasing		France	Full	100.0	99.8	100.0	99.8
Etica		France	Full	100.0	100.0	100.0	99.8
Etica Bail		France	Full	100.0	100.0	100.0	99.8
Europejski Fundusz Leasingowy (E.F.L.)		Poland	Full	100.0	99.8	100.0	99.8
Leicer		Spain	Full	100.0	100.0	100.0	99.8
Lixxbail		France	Full	100.0	100.0	100.0	99.8
Lixxcourtage		France	Full	100.0	100.0	100.0	99.8
Lixxcredit		France	Full	99.9	99.9	99.9	99.7
Lixxservices	Out[e]	France	Full		99.9		99.7
NVA (Négoce Valorisation des actifs)		France	Full	99.9	99.9	99.9	99.7
Slibail Energie		France	Full	100.0	100.0	100.0	99.8
Slibail Immobilier		France	Full	100.0	100.0	100.0	99.8
Slibail Location Informatique (SLOI)		France	Full	100.0	100.0	100.0	99.8
Slibail Longue Durée (SLD)		France	Full	100.0	100.0	100.0	99.8
Slibail Murs		France	Full	100.0	100.0	100.0	99.8
Sofincar		France	Full	100.0	100.0	99.0	99.2
Sofinroute		France	Full	100.0	100.0	99.0	99.2
Ucabail Immobilier		France	Full	100.0	100.0	100.0	99.8
Ucalease		France	Full	100.0	100.0	99.5	99.5
Unicomi		France	Full	100.0	100.0	100.0	99.8
Unifergie		France	Full	100.0	100.0	100.0	99.8
Unimat		France	Full	100.0	100.0	100.0	99.8
Investment companies							
Argence Investissement SAS		France	Full	100.0	100.0	100.0	100.0
Nordic Consumer Finans		Denmark	Full	100.0	100.0	100.0	100.0
Insurance							
Arès	In	Ireland	Full	100.0		58.7	
Eda		France	Full	100.0	100.0	99.0	99.2
Other							
GEIE Argence Developpement		France	Full	100.0	100.0	100.0	100.0
GEIE Argence Management		France	Full	100.0	100.0	100.0	100.0
Réunifinance		France	Full	100.0	100.0	99.0	99.2
Sofinco Participations		France	Full	100.0	100.0	99.0	99.2
Sofinrec		France	Full	100.0	99.8	99.0	99.0
Valris		France	Full	100.0	100.0	99.0	99.2
ASSET MANAGEMENT							
Banks and financial institutions							
BFT (Banque Financement et Trésorerie)		France	Full	100.0	100.0	100.0	100.0

Crédit Agricole S.A. scope of consolidation	(a)	Country	Method 31/12/05	% of voting rights		% of share capital	
				31/12/05	31/12/04	31/12/05	31/12/04
BFT Gestion		France	Full	100.0	100.0	100.0	100.0
BGP Indosuez		France	Full	100.0	100.0	100.0	100.0
C.A Alternative Investment Products Group SGR		Italy	Full	90.0	90.0	90.0	89.9
C.A Alternative Investment Products Group Holding		France	Full	100.0	100.0	98.1	98.1
C.A Alternative Investment Products Group Inc		United States	Full	100.0	100.0	98.1	98.1
C.A Alternative Investment Products Group Ltd (ex-ISB)		Bermuda	Full	100.0	100.0	98.1	98.1
C.A Alternative Investment Products Group Sas		France	Full	100.0	100.0	98.1	98.1
C.A Asset Management Espana Holding		Spain	Full	100.0	100.0	98.0	97.9
C.A Asset Management Hong Kong Ltd		Hong Kong	Full	100.0	100.0	98.1	98.1
C.A Asset Management Japan Ltd		Japan	Full	100.0	100.0	98.1	98.1
C.A Asset Management Ltd (ex-Premium)		United Kingdom	Full	100.0	100.0	98.1	98.1
C.A Asset Management Sgr Italie		Italy	Full	100.0	100.0	98.1	97.9
C.A Asset Management Singapore Ltd		Singapore	Full	100.0	100.0	98.1	98.1
C.A Invest. Services Banque Lux.		Luxembourg	Proportionate*	50.0	100.0	50.0	97.7
C.A Investor Services Bank		France	Proportionate*	50.0	100.0	50.0	99.2
C.A Investor Services Corporate Trust		France	Proportionate*	50.0	100.0	50.0	99.0
C.A.A.M Securities Company Japan KK		Japan	Full	100.0	100.0	98.1	98.1
CA - Epargne Longue des Salariés	Out[c]	France	Full		100.0		98.1
CA (Suisse) SA		Switzerland	Full	100.0	100.0	97.8	97.7
CA Luxembourg		Luxembourg	Full	100.0	100.0	97.8	97.7
CAAM		France	Full	100.0	100.0	98.1	98.1
C.A. Asset Management Luxembourg		Luxembourg	Full	100.0	100.0	98.1	98.0
CASAM	In	France	Full	100.0		98.0	
CPR AM (ex-CPR Production)		France	Full	100.0	100.0	98.4	98.4
CPR Private Equity		France	Full	100.0	100.0	98.1	98.1
Crédit Agricole Asset Management Group		France	Full	98.1	98,1	98.1	98.1
Crédit Foncier de Monaco		Monaco	Full	77.1	77,1	74.2	74.2
Crédit Lyonnais Luxembourg	Out[c]	Luxembourg	Full		100.0		97.7
CREELIA		France	Full	100.0	100.0	98.1	98.1
E.P.E.M. Inc		United States	Full	100.0	100.0	98.1	98.1
EEF (Euro Emetteur Finance)	In	France	Proportionate	50.0		50.0	
Epsilon SGR S.p.A	In	Italy	Proportionate	93.8		59.8	
Finanziaria Indosuez International Ltd		Switzerland	Full	100.0	100.0	97.8	97.7
Fund Channel	In	France	Full	100.0		98.1	
Gestion Privée Indosuez (G.P.I)		France	Full	100.0	100.0	100.0	100.0
Ixis Investor Services	In	France	Proportionate	50.0		50.0	
Ixis Urquijo	In	Spain	Proportionate	50.0		25.5	
Nextra Alternative Investment SGR S.p.A	In	Italy	Proportionate	90.0		57.4	
Nextra Investment Management SGR S.p.A	In	Italy	Proportionate	65.0		63.8	
Nonghyup-CA		South Korea	Proportionate	40.0	40.0	39.3	39.2
Segespar Finance		France	Full	100.0	100.0	98.1	98.1
Segespar Intermédiation	In	France	Full	100.0		98.1	
Sim Spa Selezione e Distribuzione		Italy	Full	100.0	100.0	98.1	97.9
Investment companies							
Caceis		France	Proportionate*	50.0	100.0	50.0	100.0
CAI BP Holding		France	Full	100.0	100.0	97.8	97.7
Space Holding (Ireland) Limited		Ireland	Full	100.0	100.0	100.0	100.0
Space Lux		Luxembourg	Full	100.0	100.0	100.0	100.0

Crédit Agricole S.A. scope of consolidation	(a)	Country	Method 31/12/05	% of voting rights		% of share capital	
				31/12/05	31/12/04	31/12/05	31/12/04
Insurance							
Argence Gestion Assurances		France	Full	100.0	100.0	100.0	100.0
Assurances Médicales de France		France	Full	100.0	100.0	100.0	100.0
Colisée 2001		France	Full	100.0	100.0	100.0	100.0
Colisée Actions 1		France	Full	100.0	100.0	100.0	100.0
Colisée Actions France Europe		France	Full	100.0	100.0	100.0	100.0
Colisée Placements		France	Full	100.0	100.0	100.0	100.0
Federval	In	France	Full	100.0		100.0	
Finaref Assurances		France	Full	100.0	100.0	100.0	100.0
Finaref Insurance Limited		Ireland	Full	100.0	100.0	100.0	100.0
Finaref Life Limited		Ireland	Full	100.0	100.0	100.0	100.0
Finaref Risques Divers		France	Full	100.0	100.0	100.0	100.0
Finaref Vie		France	Full	100.0	100.0	100.0	100.0
GRD10	In	France	Full	100.0		100.0	
GRD11	In	France	Full	100.0		100.0	
GRD14	In	France	Full	100.0		100.0	
GRD2		Japan	Full	100.0	100.0	100.0	100.0
GRD3		France	Full	100.0	100.0	100.0	100.0
GRD4		France	Full	100.0	100.0	100.0	100.0
GRD5		France	Full	100.0	100.0	100.0	100.0
GRD7	In	United States	Full	100.0		100.0	
Immobilière Federpierre		France	Full	99.5	99.5	99.5	99.5
Les Assurances Fédérales IARD	In	France	Equity	40.0		40.0	
Médicale de France		France	Full	99.7	99.7	99.7	99.7
Pacifica		France	Full	100.0	100.0	100.0	100.0
Predica		France	Full	100.0	100.0	100.0	100.0
Predica Europe SA (ex-Federlux)		France	Full	100.0	100.0	99.9	100.0
Prediquant	In	France	Full	100.0		100.0	
Space Reinsurance Company Limited		Ireland	Full	100.0	100.0	100.0	100.0
Tranquilidade		Portugal	Equity	33.3	33.3	33.3	33.3
Tranquilidade Vida		Portugal	Equity	29.7	29.7	29.7	29.7
Vendome Courtage		France	Full	100.0	99.0	100.0	99.0
Other							
ABF-AM SAS		France	Full	100.0	100.0	98.1	98.1
Ca Investor Services Fund Adm.		France	Full	86.8	86.8	61.2	86.1
CAAM Immobilier		France	Full	100.0	100.0	98.1	98.1
CLAM Immobilier	Out[d]	France	Full		100.0		98.1
Crédit Agricole Alternative Invest. Products Serv. Inc		United States	Full	100.0	100.0	98.1	98.1
Fastnet Luxembourg		Luxembourg	Equity*	45.0	45.0	22.5	44.0
IAF	In	France	Proportionate	50.0		50.0	
Ideam		France	Full	90.0	80.0	88.5	78.6
Rivoli Vineuse 1 SAS		France	Full	100.0	100.0	98.1	98.1
SCI La Baume		France	Full	100.0	100.0	100.0	100.0
Systeia		France	Full	81.2	72.5	76.6	71.1
CORPORATE AND INVESTMENT BANKING							
Banks and financial institutions							
Al BK Saudi Al Fransi - BSF		Saudi Arabia	Equity	31.1	31.1	30.4	30.4
Altra Banque		France	Equity	34.0	34.0	34.0	34.0

Crédit Agricole S.A. scope of consolidation	(a)	Country	Method 31/12/05	% of voting rights		% of share capital	
				31/12/05	31/12/04	31/12/05	31/12/04
CA (Suisse) Bahamas	In	Bahamas	Full	100.0		97.8	
CAI Merchant Bank Asia Ltd		Singapore	Full	100.0	100.0	97.8	97.7
Cal FP (Holding)		United Kingdom	Full	50.0	50.0	75.0	75.0
Cal FP Bank		United Kingdom	Full	100.0	100.0	75.0	75.0
CAL FP US	Out(c)	United States	Full		100.0		75.0
Calyon Australia Ltd		Australia	Full	100.0	100.0	97.8	97.7
Calyon Bank Hungary Ltd		Hungary	Full	100.0	100.0	97.8	97.7
Calyon North America Inc.		United States	Full	100.0	100.0	97.8	97.7
Calyon Bank Ukraine		Ukraine	Full	100.0	100.0	97.8	97.7
Calyon Bank (Egypt)		Egypt	Full	75.0	79.6	73.3	79.6
Calyon Bank Czech Republic		Czech Republic	Full	100.0	100.0	97.8	97.7
Calyon Bank Polska S.A.		Poland	Full	100.0	100.0	97.8	97.7
Calyon Bank Slovakia A.S.		Slovakia	Full	100.0	90.0	97.8	87.9
Calyon Holding Italia Due SRL		Italy	Full	100.0	100.0	98.1	97.7
Calyon Leasing Corporation		United States	Full	100.0	100.0	97.8	97.7
Calyon Rusbank S.A.		Russia	Full	100.0	100.0	97.8	97.7
Calyon S.A.		France	Full	97.8	97.7	97.8	97.7
Calyon Turk A.S.		Turkey	Full	100.0	100.0	97.7	97.7
CLASI		United States	Full	100.0	100.0	97.8	97.7
Cogenec		Monaco	Full	100.0	100.0	97.8	97.7
CPR BK		France	Full	100.0	100.0	97.8	97.8
Crédit Lyonnais Leasing Cpy Japan		Japan	Full	100.0	100.0	97.8	97.7
Equalt Alternative Asset Management	Out(d)	France	Full		100.0		97.7
Fransabank France		France	Equity	34.0	34.0	34.0	34.0
Lederlex (ex-Crédit Foncier de Monaco France)	Out(c)	France	Full		100.0		86.4
LF Investments		United States	Full	100.0	100.0	97.8	97.7
Sofilm	Out(c)	France	Full		100.0		97.7
Stockbrokers							
Altura		Spain	Proportionate	50.0	50.0	48.9	48.9
CAI Cheuvreux		France	Full	100.0	100.0	97.8	97.7
CAI Cheuvreux España SA (ex-ICSESA)		Spain	Full	100.0	100.0	97.8	97.7
CAIC (S) Pte Ltd	Out(c)	Singapore	Full		100.0		97.7
CAIC Futures Ltd	Out(c)	Hong Kong	Full		100.0		97.7
CAIC Hong-Kong Ltd	Out(c)	Hong Kong	Full		100.0		97.7
CAIC International Ltd		United Kingdom	Full	100.0	100.0	97.8	97.7
CAIC International UK	Out(c)	United Kingdom	Full		100.0		97.7
CAIC Italia Sim Spa		Italy	Full	100.0	100.0	97.8	97.7
CAIC Nordic AB		Sweden	Full	100.0	100.0	97.8	97.7
CAIC North America Inc		United States	Full	100.0	100.0	97.8	97.7
CAIC Securities Japan Ltd	Out(c)	Japan	Full		100.0		97.7
CAIC Securities Ltd		Hong Kong	Full	100.0	100.0	97.8	97.7
Calyon Financial		France	Full	100.0	100.0	97.8	97.7
Calyon Financial Inc		United States	Full	100.0	100.0	97.8	97.7
Calyon Financial Singapore		Singapore	Full	100.0	100.0	97.8	97.7
Calyon Securities Japan		Japan	Full	100.0	100.0	97.8	97.7
Cholet Dupont Group		France	Equity	33.4	33.4	32.7	32.6
Keytrade	In	Belgium	Equity	10.0		17.8	

Crédit Agricole S.A. scope of consolidation	(a)	Country	Method 31/12/05	% of voting rights		% of share capital	
				31/12/05	31/12/04	31/12/05	31/12/04
Lease finance companies							
Cardinalimmo	In	France	Full	49.6		48.5	
Ergifrance		France	Full	100.0	100.0	97.8	97.7
Financière Immobilière Calyon		France	Full	100.0	100.0	97.8	97.7
Investment companies							
Banco Calyon Brasil		Brazil	Full	100.0	100.0	97.8	97.7
BFC Holding		France	Full	99.6	99.6	97.1	97.1
CA Grands Crus	In	France	Full	100.0		80.0	
Calyon Air Finance S.A.		France	Full	100.0	100.0	97.8	97.7
Calyon Capital Market Asia BV		Netherlands	Full	100.0	100.0	97.8	97.7
Calyon Capital Market International (CCMI)		France	Full	100.0	100.0	97.8	97.7
Calyon Finance Guernsey		United Kingdom	Full	99.9	99.9	97.7	97.6
Calyon Financial Products		United Kingdom	Full	99.9	99.9	97.7	97.6
Calyon Global Banking		France	Full	100.0	100.0	97.8	97.7
Calyon Global Patners Inc.		United States	Full	100.0	100.0	97.8	97.7
Calyon Investment Products Limited		Cayman Islands	Full	100.0	100.0	97.8	97.7
Calyon North America Holding		United States	Full	100.0	100.0	97.8	97.7
Calyon Securities USA inc.		United States	Full	100.0	100.0	97.8	97.7
Calyon Uruguay S.A.		Uruguay	Full	100.0	100.0	97.8	97.7
CAPE Holding		France	Full	100.0	100.0	100.0	100.0
Capital Plus		France	Full	100.0	100.0	97.8	97.7
CLIFAP		France	Full	100.0	100.0	97.8	97.7
CLIM		France	Full	100.0	100.0	97.8	97.7
CLINFIM		France	Full	100.0	100.0	97.8	97.7
Compagnie Française de l'Asie (CFA)		France	Full	100.0	100.0	97.8	97.7
Crédit Lyonnais Capital Investissement		France	Full	99.9	99.8	99.9	99.8
Crédit Lyonnais Capital Market plc		United Kingdom	Full	100.0	100.0	97.8	97.7
Crédit Lyonnais Rouse (USA)	Out[e]	United States	Full		100.0		97.7
Crédit Lyonnais Group Management Ltd		United Kingdom	Full	100.0	100.0	97.8	97.7
Crédit Lyonnais Invest Ltd		United Kingdom	Full	100.0	100.0	97.8	97.7
Crédit Lyonnais Property Broadwalk		United Kingdom	Full	100.0	100.0	97.8	97.7
Crédit Lyonnais Rouse Limited		United Kingdom	Full	100.0	100.0	97.8	97.7
Crédit Lyonnais Securities	S	United Kingdom	Full		100.0		97.7
Crédit Lyonnais Securities Asia BV		Hong Kong	Full	73.2	77.6	71.6	75.8
Crédit Lyonnais Venture Capital		France	Full	99.9	99.8	99.9	99.8
Doumer Finance SAS		France	Full	100.0	100.0	97.8	97.7
Doumer Philemon		France	Full	100.0	100.0	97.8	97.7
Eglant Finance BV	Out[c]	Netherlands	Full		100.0		97.7
Equalt Sélection	Out[e]	Ireland	Full		100.0		37.9
Ester Finance		France	Full	100.0	100.0	97.8	97.7
Fininvest		France	Full	98.3	98.3	96.1	96.0
Fletirec		France	Full	100.0	100.0	97.8	97.7
I.P.F.O.		France	Full	100.0	100.0	97.8	97.7
ICF Holdings		United Kingdom	Full	100.0	100.0	97.8	97.7
Idia Participations		France	Full	100.0	100.0	100.0	100.0
Indosuez Holding UK Ltd		United Kingdom	Full	100.0	100.0	97.8	97.7
Mescas		France	Full	100.0	100.0	97.8	97.7
Safec		Switzerland	Full	100.0	100.0	97.8	97.7

Crédit Agricole S.A. scope of consolidation	(a)	Country	Method 31/12/05	% of voting rights		% of share capital	
				31/12/05	31/12/04	31/12/05	31/12/04
Other							
Aicor	In	France	Full	98.3		87.5	
CA Conseil Sa		Luxembourg	Full	100.0	100.0	97.8	97.7
CAI Derivatives Products PLC		Ireland	Full	100.0	100.0	97.8	97.7
CAI Preferred Funding		United States	Full	100.0	100.0	99.1	99.3
CAI Preferred Funding II		United States	Full	100.0	100.0	99.1	99.2
Calixis Finance	In	France	Full	89.8		87.8	
Calyon Asia Shipfinance Service Ltd		Hong Kong	Full	100.0	100.0	97.8	97.7
CASAM Equity Quant	In	Ireland	Full	100.0		97.8	
Casam Futures Euro	In	Ireland	Full	100.0		97.8	
CASAM Systeia Event Driven	In	Ireland	Full	100.0		97.8	
CASAM Systeia Global Macro	In	Ireland	Full	100.0		97.8	
CASAM Systeia Pair Trading	In	Ireland	Full	100.0		97.8	
Chauray		France	Proportionate	34.0	34.0	33.2	33.2
Cisa Sa		France	Full	100.0	100.0	97.8	97.7
CPRAAMI	Out(d)	France	Full		100.0		97.7
Crédit Lyonnais L B 01		France	Full	100.0	100.0	100.0	100.0
Equalt Convertible Arbitrage Fund	Out(c)	Ireland	Full		100.0		78.0
Equalt Core Macro Fund	Out(c)	Ireland	Full		100.0		80.2
Equalt Fixed Income Arbitrage Fund	Out(c)	Ireland	Full		100.0		75.0
Equalt Fixed Income Arbitrage X 2	Out(c)	Ireland	Full		100.0		86.6
Equalt Statistical Arbitrage Fund	Out(c)	Ireland	Full		100.0		90.8
Equalt Systematic Futures Fund	Out(c)	Ireland	Full		100.0		57.8
ESF	In	France	Full	100.0		0.0	
FCC ESF	In	France	Full	100.0		0.0	
Fonds ICF IIa		Cayman Islands	Full	100.0	100.0	97.8	97.7
Fonds ICF III		Cayman Islands	Full	100.0	100.0	97.8	97.7
IIF BV (Indosuez International Finance BV)		Netherlands	Full	100.0	100.0	97.8	100.0
Indosuez Holding SCA II		Luxembourg	Full	100.0	100.0	100.0	97.7
Indosuez Management Luxembourg II		Luxembourg	Full	100.0	100.0	97.8	97.7
Korea 21st Century TR		South Korea	Full	100.0	100.0	97.8	97.7
LSF Italian Finance Cpy SRL		Italy	Full	60.0	60.0	58.7	58.6
Maco	In(1)	Cayman Islands	Proportionate	43.9		43.0	
Merisma	In	France	Full	100.0		97.8	
Mezzasia	In	France	Full	100.0		84.7	
Serves	Out(c)	United States	Full		100.0		97.7
SNC Doumer		France	Full	99.9	99.9	97.7	97.7
SNC Haussmann Anjou		France	Full	100.0	100.0	97.8	97.7
Systeia Equity Linked Fund	In	Ireland	Full	100.0		97.8	
UBAF	In(1)	France	Proportionate	43.9		43.0	
PROPRIETARY ASSET MANAGEMENT AND OTHER							
Crédit Agricole S.A.		France	Parent	100.0	100.0	100.0	100.0
Banks and financial institutions							
Marbeuf Gestion (ex-Banque Finaref)	Out(d)	France	Full		100.0		100.0
BFC Antilles Guyane		France	Full	100.0	100.0	94.8	97.7
CL Développement de la Corse		France	Full	99.8	99.8	99.8	99.8
CPR Billets		France	Equity*	20.0	100.0	20.0	99.9
CPR Online		France	Full	100.0	100.0	97.8	100.0

Crédit Agricole S.A. scope of consolidation	(a)	Country	Method 31/12/05	% of voting rights		% of share capital	
				31/12/05	31/12/04	31/12/05	31/12/04
Crédit Agricole S.A. Securities		Jersey	Full	99.9	99.9	99.9	99.9
Foncaris		France	Full	100.0	100.0	100.0	100.0
G.F.E.R (Groupement de Financement des Ent. régionales)		France	Full	99.9	99.9	99.9	99.9
G.P.F (Groupement des Provinces de France)		France	Full	99.0	99.0	99.0	99.0
GIE Attica		France	Equity	29.3	29.3	46.3	46.4
Sacam Consommation 1		France	Full	100.0	100.0	100.0	100.0
Sacam Consommation 2		France	Full	100.0	100.0	100.0	100.0
Sacam Consommation 3		France	Full	100.0	100.0	100.0	100.0
Sofipaca		France	Equity	28.3	28.3	27.5	27.5
Investment companies							
CA Deveurope BV		Netherlands	Full	100.0	100.0	100.0	100.0
Crédit Agricole Bourse		France	Full	100.0	100.0	100.0	100.0
Crédit Agricole Private Equity		France	Full	100.0	100.0	100.0	100.0
Delfinances		France	Full	100.0	100.0	100.0	100.0
Eurazeo		France	Equity	20.9	19.9	16.2	15.4
Partran		Portugal	Equity	33.3	33.3	33.3	33.3
Insurance							
Hypersud	In	France	Full	51.4		51.4	
Sopar		France	Full	100.0	100.0	100.0	100.0
Other							
CA Brasil DTVM		Brazil	Full	100.0	100.0	97.8	98.1
CA Preferred Funding LLC		United States	Full	100.0	100.0	6.5	6.5
Cedicam		France	Full	50.0	50.0	62.4	62.5
CPR Compensation (CPRC)		France	Full	100.0	100.0	100.0	100.0
CPR Gestion (CPRG)		France	Full	100.0	100.0	100.0	100.0
CPR Holding (CPRH)		France	Full	100.0	100.0	100.0	100.0
CPR Investissement (INVT)		France	Full	100.0	100.0	100.0	100.0
Crédit Agricole Immobilier		France	Full	100.0	100.0	100.0	100.0
Finasic		France	Full	100.0	100.0	98.1	98.1
GIE Silca	In	France	Full	100.0		99.3	
Parfin		France	Full	99.9	99.9	99.9	99.9
Progica		France	Equity	34.0	34.0	34.0	34.0
SCI Groupe Sofinco		France	Full	100.0	100.0	99.0	99.2
SCI Max Hymans		France	Full	100.0	100.0	100.0	100.0
SCI Pasteur 3		France	Full	100.0	100.0	100.0	100.0
SCI Quentyvel		France	Full	96.7	96.7	96.7	96.7
SCI Raspail		France	Full	100.0	100.0	100.0	100.0
Segespar Informatique Technique Services		France	Full	100.0	100.0	92.4	98.0
SIS (Société Immobilière de la Seine)		France	Full	72.9	72.9	79.7	79.7
UI Vavin 1		France	Full	100.0	100.0	100.0	100.0
Unibiens		France	Full	100.0	100.0	100.0	100.0
Uni-Édition		France	Full	100.0	100.0	100.0	100.0
Unimo		France	Full	100.0	100.0	100.0	100.0

(a) Included in (In) or excluded from (Out) scope of consolidation.

(b) Sold outside the Group.

(c) Deconsolidated due to non-materiality or discontinuation of business.

(d) Merged with another consolidated entity.

(*) Change of consolidation method.

(1) Change from consolidation at LCL Group level to direct consolidation.

Statutory auditors report on the consolidated financial statements

This is a free translation into English of the Statutory Auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. The Statutory Auditors' report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the consolidated financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements.

The report also includes information relating to the specific verification of information in the group management report.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Year ended 31 December 2005

To the shareholders,

In compliance with the assignment entrusted to us by your Shareholders' Meeting, we have audited the accompanying consolidated financial statements of Crédit Agricole S.A. for the year ending 31 December 2005.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

These financial statements have been prepared for the first time in accordance with IFRS standards as adopted in the European Union. For comparative purposes, the financial statements include information relating to the 2004 financial year, adjusted in accordance with these standards with the exception of IAS 32, IAS 39 and IFRS 4 which, in accordance with the option given pursuant to IFRS 1, do not apply until 1 January 2005.

Opinion on the consolidated financial statements

We have conducted our audit in accordance with professional standards applicable in France. These standards require that we carry out procedures to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and results of the companies and entities included in the consolidated group in accordance with the IFRS standards as adopted in the European Union.

Justification of our assessments

In accordance with the requirements of article L. 823-9 of the Code de Commerce (French company law) relating to the justification of our assessments, we bring to your attention the following matters:

- As indicated in note 2 to the financial statements, the group establishes provisions to cover the risk on non-recoverable loans inherent to its business activities. We have reviewed the arrangements put in place by the management to identify and evaluate these risks and to determine the amount of provisions it considers necessary, and we have verified that these accounting estimates were based on documented methods that conform to the principles described in notes 1.1 and 2 to the consolidated financial statements.



- The Group uses internal models to assess the fair value of financial instruments that are not traded on organised markets. We have reviewed the procedures used by management to determine and control these models and the parameters used and whether they reflect the risks associated with such instruments, we have verified that these accounting estimates were based on documented methods that conform to the principles described in notes 1.1 and 2 to the consolidated financial statements.
- As indicated in notes 1.1, 2, 3 and 9.19 of the financial statements, the Group establishes provisions to cover home ownership savings scheme imbalance risk. The method for calculating such provisions has been established in accordance with the terms set out in a notice published by the CNC on 20 December 2005. We have carried out various tests to verify application of such calculation methods. It should be noted that prior to 1 January 2004, home ownership savings scheme imbalance risk was covered by funds set aside for general banking risks. An equivalent amount has now been allocated to provisions for contingent liabilities.
- As a customary part of the process of preparing financial statements, the Group's management has made a number of other accounting estimates as explained in note 2 to the financial statements notably on the costs of pension provision and future employee benefits, permanent decline in value of non-consolidated participating interests, provisions for operating risks, provisions for legal risks, impairment of goodwill and deferred taxes. We have reviewed the methods and assumptions used as described in notes 1.1 and 2 of the financial statements, assessed the resulting valuations and checked that the notes give appropriate information.

We assessed whether these estimates were reasonable.

Our assessments were made in the context of our audit of the consolidated financial statements, taken as a whole, and therefore assisted us in reaching our unqualified opinion as expressed in the first part of this report.

Specific verification

We have also verified the information given in the Group management report. We have no comments to report with respect to the fairness of their presentation and consistency with the consolidated financial statements.

Neuilly-sur-Seine, 29 March 2006

The Statutory Auditors

PRICEWATERHOUSECOOPERS AUDIT

Gérard Hautefeuille

BARBIER FRINAULT & AUTRES
ERNST & YOUNG

Valérie Meeus

Consolidated financial statements at 31 December 2005 prepared in accordance with IFRS and comparative data on the same basis

Foreword

The Crédit Agricole Group adopted IAS 32, IAS 39 and IFRS 4 with effect from 1 January 2005. However, to facilitate interpretation and analysis of the 2005 data, comparative figures for 2004 have been provided on the same basis, simulating the application of IAS 32, IAS 39 and IFRS 4. This additional information for 2004 was subject to a partial documentation process covering the following aspects:

- documentation of observable parameters;
- statistical documentation of collective provisions for credit risk;
- justification and demonstration of effectiveness of hedges, which were subject to an estimative approach.

These data do not enter in the regulatory financial statements which have been audited by auditors.

Consolidated income statement

(in millions of euros)	Notes	31/12/2005	31/12/2004 Inc. 32-39 and IFRS 4
Interest receivable and similar income	2.1	40,773	33,973
Interest payable and similar expense	2.1	(31,838)	(26,500)
Fee and commission income	2.2	7,198	6,530
Fee and commission expense	2.2	(3,689)	(3,665)
Net gains (losses) on financial instruments at fair value through profit or loss	2.3	5,033	4,152
Net gains (losses) on available-for-sale financial assets	2.4	2,105	1,449
Income related to other activities	2.5	22,912	18,883
Expenses related to other activities	2.5	(28,801)	(22,715)
Net banking income		**13,693**	**12,107**
General operating expenses	2.6	(8,712)	(8,068)
Depreciation, amortisation and impairment of property, plant & equipment and intangible assets	2.7	(454)	(511)
Gross operating income before integration-related costs		**4,527**	**3,528**
Risk-related costs	2.8	(643)	(575)
Share of net income of equity affiliates	4.9	1,490	1,169
Net income on other assets	2.9	122	37
Integration-related costs	2.10	(219)	(552)
Goodwill	4.12	(86)	(55)
Pre-tax income		**5,191**	**3,552**
Income tax	2.11	(942)	(754)
After-tax income from discontinued or held-for-sale operations			
Net income		**4,249**	**2,798**
Minority interests		358	297
Net income - Group share		**3,891**	**2,501**
Earnings per share		2.682	1.723
Diluted earnings per share		2.682	1.723

Consolidated balance sheets

Assets

(in millions of euros)	Notes	31/12/2005	31/12/2004 Inc. 32-39 and IFRS 4
Cash, due from central banks and French postal system		6,721	23,585
Financial assets at fair value through profit or loss	4.1	339,535	287,847
Derivative hedging instruments		4,947	498
Financial assets available for sale	4.2	144,267	135,114
Due from banks	4.3 - 4.4	258,928	210,261
Loans and advances to customers	4.3 - 4.4	187,586	163,692
Securities portfolio			
Valuation adjutement on portfolios of hedged items		4,229	4,584
Held-to-maturity financial assets		19,769	18,973
Current tax assets		116	41
Deferred tax assets		6,503	5,381
Accruals, prepayment and sundry assets	4.7	52,992	50,031
Fixed assets held for sale	4.8		
Insurance company investments			
Investments in equity affiliates	4.9	15,491	13,798
Investment property	4.10	3,278	3,335
Property, plant & equipment	4.11	2,460	2,327
Intangible assets	4.11	511	463
Goodwill	4.12	14,110	13,373
TOTAL ASSETS		1,061,443	933,303

Liabilities and shareholders' equity

(in millions of euros)	Notes	31/12/2005	31/12/2004 Inc. 32-39 and IFRS 4
Due to central banks and current accounts with french postal system		484	504
Financial liabilities at fair value through profit or loss	4.1	243,432	203,278
Derivative hedging instruments		5,607	1,113
Due to banks	4.5	114,494	89,438
Customer accounts	4.5	318,365	297,960
Debt securities in issue	4.6	98,123	93,069
Valuation adjustment on portfolios of hedged items		2,569	3,288
Current tax liabilities		780	263
Deferred tax liabilities		5,822	4,573
Accruals, deferred income and sundry liabilities	4.7	48,838	45,151
Liabilities associated with fixed assets held for sale	4.8		
Insurance companies' technical reserves		162,482	141,793
General reserves for risks and expenses		4,291	4,208
Subordinated debt	4.6	21,248	18,772
Shareholders' equity			
Shareholders' equity, group share		30,682	26,042
Share capital and reserves		17,520	17,240
Consolidated reserves		7,126	5,065
Unrealised or deferred gains or losses		2,145	1,236
Net income for the year		3,891	2,501
Minority interests		4,226	3,851
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,061,443	933,303

Changes in shareholders' equity

(in millions of euros)	Share capital and reserves			Retained earnings, group share	Unrealised or deferred gains or losses			Net income, group share	Total equity, group share	31/12/2004 Inc. 32-39 and IFRS 4	Total share-holders' equity
	Share capital	Share premiums and other reserves[1]	Elimination of treasury shares		On foreign exchange	Change in fair value of available-for-sale financial assets	Change in fair value of hedging instru-ments				
Shareholders' equity at 31 December 2003, French GAAP	4,418	19,329	(13)	23,734	(163)				23,571	4,443	28,014
Change of accounting methods		(110)		(110)					(110)		(110)
Impact of adopting IFRS (exc. 32-39 and IFRS 4)		**1,221**	**(254)**	**967**	**163**				**1,130**	**(179)**	**951**
Shareholders' equity at 1 January 2004	4,418	20,440	(267)	24,591	0	0	0	0	24,591	4,264	28,855
Capital increase				0					0		0
Change in revaluation reserves				0					0		0
Dividends paid in 2004		(801)		(801)					(801)	(185)	(986)
Dividends received from Regional Banks and subsidiaries		106		106					106		106
2004 net income		2,724		2,724					2,724	300	3,024
Impact of acquisitions/disposals on minority interests				0					0	(351)	(351)
Share of change in equity of associates companies accounted for under the equity method		(5)		(5)					(5)		(5)
Restructuring of Group business lines		(51)		(51)					(51)	31	(20)
Change in goodwill				0	(53)				(53)	(140)	(193)
Other changes		2	(291)	(289)					(289)	(61)	(350)
Shareholders' equity at 31 December 2004 (exc. 32-39 and IFRS 4)	4,418	22,415	(558)	26,275	(53)	0	0	0	26,222	3,858	30,080
Change of accounting methods											
Impact of adopting IFRS (32-39 and IFRS 4)		**(1,469)**		**(1,469)**		**1,258**	**31**		**(180)**	**(7)**	**(187)**
Shareholders' equity at 1 January 2005	4,418	20,946	(558)	24,806	(53)	1,258	31	0	26,042	3,851	29,893
Capital increase	71	324		395					395		395
Change in treasury shares			(60)	(60)					(60)		(60)
Preferred share issue				0					0		0
Dividends paid in 2005		(954)		(954)					(954)	(236)	(1,190)
Dividends received from Regional Banks and subsidiaries		145		145					145		145
Change in value of available-for-sale securities (IAS 39)				0		697			697		697
Cash flow hedges (IAS 39)				0			(62)		(62)		(62)
2005 net income				0				3,891	3,891	358	4,249
Impact of acquisitions/disposals on minority interests				0					0		0
Share of change in equity of associates		262		262					262		262
Change in goodwill				0	266	8			274	264	538
Other changes		52		52					52	(11)	41
Shareholders' equity at 31 December 2005	4,489	20,775	(618)	24,646	213	1,963	(31)	3,891	30,682	4,226	34,908

(1) Before elimination of treasury shares.

Notes to the financial statements

Note 1:
Impacts of transition to IAS 32, IAS 39 and IFRS 4

1.1 Transition of the income statement from French GAAP to IFRS at 31 December 2004 (Inc. IAS 32/39 and IFRS 4)

(in millions of euros)	French GAAP 31/12/2004	IFRS reclassifications	Impact on results	IFRS 31/12/2004 (Inc. IAS 32/39 and IFRS 4)
Net banking income	**12,513**	**50**	**(456)**	**12,107**
General operating costs	(8,231)	(12)	175	(8,068)
Depreciation and impairment of properties used in operations	(521)	1	9	(511)
Gross operating income before integration-related costs	**3,761**	**39**	**(272)**	**3,528**
Risk-related costs	(576)	81	(80)	(575)
Share of net income of affiliates	1,113		56	1,169
Net income other assets	78	(51)	10	37
Integration-related costs	(349)		(203)	(552)
Exceptional items	(55)	55		0
Change in value of goodwill	(729)		674	(55)
Write-back from fund for general banking risks	121	(121)		0
Pre-tax income	**3,364**	**3**	**185**	**3,552**
Income tax	(857)	(3)	106	(754)
Net income	**2,507**	**0**	**291**	**2,798**
Minority interests (+/-)	304		(7)	297
NET INCOME, GROUP SHARE	2,203	0	298	2,501

BREAKDOWN OF IFRS IMPACTS BY TYPE AT 31 DECEMBER 2004 (INC. IAS 32/39 AND IFRS 4)

(in millions of euros)	Net of tax impacts Group share
French GAAP at 31 December 2004 - net income Group share	**2,203**
Goodwill and negative goodwill [a]	550
FGBR and provisions [b]	(107)
Revaluation of securities and hedging instruments [c]	(150)
Day one profit [d]	(34)
Other	(27)
Share of IFRS impacts of affiliates [e]	72
IFRS impacts (inc. IAS 32/39 and IFRS 4)	**304**
IFRS AT 31 DECEMBER 2004 (INC. 32/39 AND IFRS 4) - NET INCOME GROUP SHARE	2,507

(a) Goodwill and negative goodwill: this line shows the net effect of two categories of restatement:

- discontinuation of goodwill amortisation and introduction of impairment testing (€674 million);
- recognition in profit or loss of adjustments to Crédit Lyonnais goodwill in the second half of 2004. French GAAP allow adjustments to be made until the end of the financial year following the acquisition, while under IFRS the adjustment period is limited to 12 months, after which adjustments are recognised through profit or loss (€(124) million);

(b) FGBR and general reserves for risks and charges: adjustment to charges and reversals during the period depending on whether the reserves were maintained under IFRS after application of the recognition and measurement criteria set out in IAS 37 and IAS 39.

(c) Revaluation of securities and hedging instruments: this line shows the net effect of the following restatements:

- elimination of capital gains generated on disposal of securities classified as at fair value through profit or loss to the extent of the unrealised capital gain existing at the beginning of the year;
- impact on results for the period of the method of recognising and measuring prolonged impairment on available-for-sale securities;

- recognition of the change in value over the period of derivative financial instruments used in hedging relationships excluded on principle by IAS 32 and 39;
- recognition of the ineffective portion over the period of derivative financial instruments used in fair value hedging relationships.

(d) Day one profit: recognition of the net effect over the period of restating gains at inception («day one profit») on certain financial instruments whose fair value is determined using internal models incorporating «non-observable» market data.

(e) Share of IFRS impacts of affiliates: impact of discontinuing goodwill amortisation of affiliates and the Group's share of the IFRS impacts affecting results of affiliates accounted for using the equity method.

Note 2:
Notes to income statement

2.1 Interest income and expense

(in millions of euros)	31/12/2005	30.12.2004 Inc. 32-39 and IFRS 4
Loans and advances to banks	3,626	2,769
Crédit Agricole internal transactions	6,046	5,706
Loans and advances to customers	8,066	7,661
Accrued interest receivable on available-for-sale financial assets	4,676	4,827
Accrued interest receivable on held-to-maturity financial assets	1,321	1,628
Accrued interest receivable on hedging instruments	14,986	9,476
Lease finance	1,636	1,648
Other interest and similar income	416	258
INTEREST INCOME	40,773	33,973
Deposits by banks	(5,034)	(4,573)
Crédit Agricole internal transactions	(886)	(708)
Customer accounts	(7,478)	(7,302)
Available-for-sale financial assets	(651)	(90)
Held-to-maturity financial assets	(9)	(64)
Debt securities in issue	(3,810)	(2,695)
Subordinated debt	(964)	(862)
Accrued interest payable on hedging instruments	(12,064)	(9,239)
Lease finance	(942)	(967)
Other interest and similar expense		
INTEREST EXPENSE	(31,838)	(26,500)

2.2 Fee and commission

(in millions of euros)	31/12/2005 Income	31/12/2005 Expense	31/12/2005 Net	31/12/2004 Inc. 32-39 and IFRS 4 Income	31/12/2004 Inc. 32-39 and IFRS 4 Expense	31/12/2004 Inc. 32-39 and IFRS 4 Net
Interbank transactions	213	(176)	37	168	(97)	71
Crédit Agricole internal transactions	118	(639)	(521)	108	(555)	(447)
Customer transactions	1,287	(298)	989	1,514	(313)	1,201
Securities transactions	678	(235)	443	540	(168)	372
Foreign exchange transactions	21	(13)	8	25	(25)	0
Financial future and forward instruments and other off-balance sheet items	686	(168)	518	637	(245)	392
Banking and financial services						
- Net revenue from mutual fund management	2,127	(215)	1,912	1,766	(204)	1,562
- Net revenue from payment systems	581	(350)	231	565	(370)	195
- Other	1,487	(1,595)	(108)	1,207	(1,688)	(481)
NET FEE AND COMMISSION INCOME	7,198	(3,689)	3,509	6,530	(3,665)	2,865

2.3 Net gains (losses) on financial instruments at fair value through profit or loss

(in millions of euros)	31/12/2005	31/12/2004 Inc. 32-39 and IFRS 4
Dividends received	385	107
Unrealised or realised gains or losses on financial assets/liabilities at fair value through profit or loss	4,757	2,161
Profit or loss on currency transactions and similar financial instruments	(34)	1,811
Ineffective portion of fair value hedges	(89)	37
Ineffective portion of cash flow hedges	14	36
NET GAINS (LOSSES) ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS	5,033	4,152

2.4 Net gains (losses) on available-for sale financial assets

(in millions of euros)	31/12/2005	31/12/2004 Inc. 32-39 and IFRS 4
Dividends received	392	484
Realised gains or losses on available-for-sale financial assets	1,782	1,045
Impairment losses on variable-income securities	(68)	(67)
Gains or losses on disposal of held-to-maturity financial assets	(1)	(13)
NET GAINS (LOSSES) ON AVAILABLE-FOR-SALE FINANCIAL ASSETS	2,105	1,449

2.5 Net income and expenses related to other activities

(in millions of euros)	31/12/2005	31/12/2004 Inc. 32-39 and IFRS 4
Gains or losses on properties not used in operations	53	28
Policyholders' with-profits entitlement	(5,804)	(4,592)
Other net income from insurance activities	9,622	7,530
Change in insurance technical reserves	(10,678)	(7,409)
Net income from investment properties		
Other net income (expense)	918	611
INCOME (EXPENSES) ON OTHER ACTIVITIES	(5,889)	(3,832)

2.6 General operating expenses

(in millions of euros)	31/12/2005	31/12/2004 Inc. IAS 32-39 and IFRS 4
Personnel costs	(5,061)	(4,768)
Taxes other than on income or payroll-related	(261)	(255)
External services and other expenses	(3,390)	(3,045)
OPERATING EXPENSES	(8,712)	(8,068)

2.7 Depreciation, amortisation and impairment of property, plant & equipment and intangible assets

(in millions of euros)	31/12/2005	31/12/2004 Inc. 32-39 and IFRS 4
Depreciation and amortisation	(453)	(511)
Impairment	(1)	
TOTAL	(454)	(511)

2.8 Risk-related costs

(in millions of euros)	31/12/2005	31/12/2004 Inc. 32-39 and IFRS 4
Charge to provisions	**(2,291)**	**(2,250)**
Provisions for impairment of loans	(1,693)	(1,731)
Provisions for impairment of held-to-maturity securities (excluding interest-rate risk)		(3)
Reserves for risks and expenses	(598)	(516)
Write-backs of provisions	**1,587**	**1,695**
Provisions for impairment of loans	987	1,094
Provisions for impairment of held-to-maturity securities (excluding interest-rate risk)		27
Reserves for risks and expenses	600	574
Net change in provisions	**(704)**	**(555)**
Bad debts written off - not provided for	(102)	(125)
Recoveries on bad debts written off	192	112
Other losses	(29)	(7)
RISK-RELATED COSTS	(643)	(575)

2.9 Net income on other assets

(in millions of euros)	31/12/2005	31/12/2004 Inc. 32-39 and IFRS 4
Property, plant & equipment and intangible assets	**9**	**17**
Gains	24	27
Losses	(15)	(10)
Consolidated equity investments	**113**	**20**
Gains	113	20
Losses		
NET GAINS (LOSSES) ON OTHER ASSETS	122	37

2.10 Integration-related costs

(in millions of euros)	31/12/2005			31/12/2004 Inc. 32-39 and IFRS 4
	Costs provided for net of provisions	Costs not provided for booked during the year	Total	Total
Costs charged to income excluding losses covered by provisions(1)	**26**	**193**	**219**	**552**
Of which:				
- Synergy-related costs	26	193	219	528
- Other integration-related costs				24
Synergy-related costs charged to shareholders' equity (identifiable liabilities)			0	0
TOTAL SYNERGY-RELATED COSTS	26	193	219	528
Of which:				
- Personnel costs	22	43	65	234
- IT costs	(2)	61	59	92
- Property-related costs	10	56	66	87
- Other costs	(4)	33	29	115

(1) In addition, €300 million of provisions for synergy-related costs were used during 2005.

The integration has led to «synergies» or cost savings through combining operations, sharing investments, pooling resources and sharing fixed costs. To achieve these targets, specific action plans have been put in place, the nature and cost of which are presented above. Other integration-related costs include other expenses caused by the integration but which do not contribute to the achievement of synergies

2.11 Tax charge

(in millions of euros)	31/12/2005	31/12/2004 Inc. 32-39 and IFRS 4
Current tax charge	(945)	
Deferred tax charge	3	
TAX CHARGE FOR THE PERIOD	(942)	(754)

Note 3:
Segment reporting

DEFINITION OF BUSINESS SEGMENTS

Detailed information is provided in section 8.

3.1 Analysis of income by business line

	31/12/2005							
	French retail banking		Specialised financial services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management and other activities	Total
(in millions of euros)	Regional Banks	LCL						
Net banking income		**3,501**	**2,466**	**3,333**	**4,456**	**317**	**(380)**	**13,693**
Operating expenses		(2,487)	(1,291)	(1,465)	(2,813)	(267)	(843)	(9,166)
Gross operating income before integration-related costs		**1,014**	**1,175**	**1,868**	**1,643**	**50**	**(1,223)**	**4,527**
Risk-related costs		(151)	(398)	19	(3)	(33)	(77)	(643)
Share of net income of affiliates	854		5	28	120	452	31	1,490
Net income on other assets				(2)	14		110	122
Integration-related costs			(25)	(32)	(77)		(85)	(219)
Change in value of goodwill			(83)	(3)				(86)
Pre-tax income	**854**	**863**	**674**	**1,878**	**1,697**	**469**	**(1,244)**	**5,191**
Corporate income tax	(75)	(259)	(246)	(636)	(379)	(8)	661	(942)
Gains (losses) on discontinued operations								0
NET INCOME	779	604	428	1,242	1,318	461	(583)	4,249
Business line assets								
- Of which investments in affiliates	9,843		53	144	492	4,424	535	15,491
- Of which goodwill arising during the period		5,280	2,824	4,111	1,858	37		
TOTAL ASSETS	9,843	88,975	58,163	234,324	579,256	8,763	82,119	1,061,443
ALLOCATED CAPITAL	3,557	2,447	2,316	6,345	8,160	2,582		25,407

(in millions of euros)	31/12/2004 Inc. IAS 32-39 and IFRS 4							
	French retail banking		Specialised financial services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management and other activities	Total
	Regional Banks	LCL						
Net banking income		3,396	2,259	2,749	3,715	276	(288)	12,107
Operating expenses		(2,478)	(1,216)	(1,355)	(2,652)	(219)	(659)	(8,579)
Gross operating income before integration-related costs		918	1,043	1,394	1,063	57	(947)	3,528
Risk-related costs		(169)	(372)	(9)	43	(22)	(46)	(575)
Share of net income of affiliates	733		(2)	13	74	347	4	1,169
Net income on other assets					(25)		62	37
Integration-related costs			(17)	(53)	(207)		(275)	(552)
Change in value of goodwill	(3)	0	(24)	(9)		(3)	(16)	(55)
Pre-tax income	730	749	628	1 336	948	379	(1,218)	3,552
Corporate income tax	(60)	(234)	(223)	(413)	(227)	(14)	417	(754)
Gains (losses) on discontinued operations								0
NET INCOME	670	515	405	923	721	365	(801)	2,798
Business line assets								
- Of which investments in affiliates	8,964		39	76	351	3,878	490	13,798
- Of which goodwill arising during the period		5,263	2,851	3,435	1,814		10	13,373
TOTAL ASSETS	8,964	93,307	52,133	199,040	516,341	7,668	55,850	933,303
ALLOCATED CAPITAL	3,262	2,255	2,116	5,613	6,904	2,427		22,577

3.2 Geographical analysis of business line information

(in millions of euros)	31/12/2005 Net banking income	31/12/2005 Business line assets	31/12/2004 Inc. 32-39 & IFRS 4 Net banking income	31/12/2004 Inc. 32-39 & IFRS 4 Business line assets
France (including overseas departments and territories)	9,534	1,011,732	8,562	898,397
Other European Union countries	2,193	104,920	1,709	104,360
Rest of Europe	382	22,816	236	13,915
North America	1,121	59,581	907	55,648
Central and South America	71	2,888	46	796
Africa and Middle-East	311	10,315	306	7,497
Asia-Pacific (exc. Japan)	630	30,595	497	29,417
Japan	126	27,810	125	32,392
Intragroup transactions	(675)	(209,214)	(281)	(209,119)
TOTAL	13,693	1,061,443	12,107	933,303

3.3 Insurance activities

The information given below has been provided by insurance companies Predica and Pacifica.

INCOME FROM INSURANCE ACTIVITIES

INSURANCE ACTIVITIES

	31/12/2005			31/12/2004 Inc. IAS 32-39 and IFRS 4		
(in millions of euros)	Life	Non-life	Total	Life	Non-life	Total
Premiums written	18,504	1,482	19,986	15,817	1,281	17,098
Change in unearned premiums		42	42		46	46
Earned premiums	**18,504**	**1,440**	**19,944**	**15,817**	**1,235**	**17,052**
Investment income net of management expenses	4,635	69	4,704	4,740	70	4,810
Gains (losses) on disposal of investments net of impairment and amortisation write-backs	4,257	32	4,289	3,890	14	3,904
Change in fair value of financial instruments at fair value through profit or loss	(124)	3	(121)	(2,461)		(2,461)
Change in impairment of financial instruments	(6)		(6)	(5)		(5)
Investment income net of expenses, excluding financing costs	**8,762**	**104**	**8,866**	**6,164**	**84**	**6,248**
TOTAL INCOME FROM ORDINARY OPERATIONS	27,266	1,544	28,810	21,981	1,319	23,300
Claims paid	(25,499)	(865)	(26,364)	(20,395)	(731)	(21,126)
Net expense or income on business ceded to reinsurers	11	(44)	(33)	(61)	(57)	(118)
Expenses on other activities			0			0
Contract acquisition costs	(540)	(422)	(962)	(568)	(381)	(949)
Amortisation of investment securities and similar			0			0
Administration expenses	(192)	(58)	(250)	(167)	(58)	(225)
Other operating income and expenses	(20)		(20)	(19)		(19)
TOTAL OTHER OPERATING INCOME AND EXPENSES	(26,240)	(1,389)	(27,629)	(21,210)	(1,227)	(22,437)
OPERATING INCOME	1,026	155	1,181	771	92	863
Financing costs	(150)		(150)			(104)
Share of net income of affiliates	23	1	24			32
Corporate income tax	(346)	(36)	(382)			(207)
NET INCOME	553	120	673			584
Minority interests			0			0
NET INCOME - GROUP SHARE	553	120	673			584

INSURANCE COMPANY INVESTMENTS

(in millions of euros)	31/12/2005			31/12/2004 Inc. IAS 32-39 and IFRS 4		
	Gross value	Net value	Realisable value	Gross value	Net value	Realisable value
1 Property investments (inc. assets in progress)	3,775	3,755	4,351	3,511	3,493	3,993
2 Equities and other variable-income securities other than mutual funds	8,332	8,017	8,017	4,979	4,674	4,674
3 Mutual funds other than those in category 4. below	17,329	17,329	17,329	13,611	13,611	13,611
4 Mutual funds invested exclusively in fixed-income securities	10,219	10,219	10,219	10,376	10,376	10,376
5 Bonds and other fixed-income securities	104,540	105,326	107,153	98,228	98,964	101,076
6 Mortgage loans	3	3	3	4	4	4
7 Other loans and similar items	323	323	323	352	350	352
8 Deposits with cedants	1,173	1,229	1,270	277	325	354
9 Other deposits, cash collateral deposits and other investments				95	95	109
10 Assets backing unit-linked business	18,851	18,851	18,851	15,593	15,591	15,593
TOTAL	164,545	165,052	167,516	147,026	147,483	150,142
Consolidation adjustments		**(944)**			**(1,737)**	
REINSURERS' SHARE OF TECHNICAL RESERVES		164,108			145,746	

3.4 French retail banking

OPERATIONS AND CONTRIBUTION OF THE REGIONAL BANKS AND THEIR SUBSIDIARIES

(in millions of euros)	31/12/2005	31/12/2004 Inc. IAS 32/39 and IFRS 4
Adjusted net banking income[1]	**11,655**	**11,137**
Operating expenses	(6,676)	(6,483)
Gross operating income	**4,979**	**4,654**
Risk-related costs	(648)	(788)
Operating income	**4,331**	**3,866**
Other items	(117)	(157)
Tax	(1,683)	(1,347)
Adjusted aggregate net income of consolidated Regional Banks	**2,531**	**2,362**
Aggregate net income of subsidiaries of consolidated Regional Banks	**81**	**48**
Consolidation restatements and eliminations	243	58
Consolidated net income of affiliates (100%)	**2,855**	**2,468**
Consolidated net income of affiliates (25%)	**714**	**618**
Consolidation restatements and eliminations	(6)	3
Gain on increase in share of Regional Banks' retained earnings	44	22
Gain on increase in share of Regional Banks' net income [2]	102	90
SHARE OF NET INCOME OF AFFILIATES	854	733

(1) Aggregate net banking income of Regional Banks adjusted for SAS Rue La Boétie dividends received by the Regional Banks and interest on T3CJs issued by Crédit Agricole S.A.

(2) Difference between dividends actually paid by the Regional Banks to Crédit Agricole S.A. and dividends calculated on the basis of Crédit Agricole S.A.'s percentage ownership of the Regional Banks.

Note 4:
Notes to the balance sheet at 31 December 2005

4.1 Financial assets and liabilities at fair value through profit or loss

(in millions of euros)	31/12/2005	31/12/2004 Inc. IAS 32-39 and IFRS 4
Financial assets held for trading	318,613	270,540
Financial assets designated as at fair value	20,922	17,306
FAIR VALUE ON BALANCE SHEET	339,535	287,846
Of which lent securities	2,747	4,338

FINANCIAL ASSETS HELD FOR TRADING

(in millions of euros)	31/12/2005	31/12/2004 Inc. IAS 32-39 and IFRS 4
Due from banks	34	
Loans and advances to customers	238	173
Pledged securities		
Securities bought under repurchase agreements	87,466	51,996
Securities held for trading	116,229	112,121
Treasury bills and similar items	29,213	
Bonds and other fixed-income securities	43,228	
- Listed securities	42,517	
- Unlisted securities	711	
Equities and other variable-income securities	43,788	
- Listed securities	43,617	
- Unlisted securities	171	
Derivative financial instruments	114,646	106,250
FAIR VALUE ON BALANCE SHEET	318,613	270,540

FINANCIAL ASSETS DESIGNATED AS AT FAIR VALUE

(in millions of euros)	31/12/2005	31/12/2004 Inc. IAS 32-39 and IFRS 4
Loans and advances to customers		
Assets backing unit-linked business	18,851	15,593
Pledged securities		
Securities bought under repurchase agreements		
Securities held for trading	2,071	1,713
Treasury bills and similar items	4	
Bonds and other fixed-income securities	593	
- Listed securities	222	
- Unlisted securities	371	
Equities and other variable-income securities	1,474	
- Listed securities	357	
- Unlisted securities	1,117	
FAIR VALUE ON BALANCE SHEET	20,922	17,306

DERIVATIVE FINANCIAL INSTRUMENTS HELD FOR TRADING

(in millions of euros)	31/12/2005 Positive market value	31/12/2005 Negative market value	31/12/2004 Inc. IAS 32-39 and IFRS 4 Positive market value	31/12/2004 Inc. IAS 32-39 and IFRS 4 Negative market value
Interest rate derivatives	90,681	92,460	81,616	83,796
Exchange rate derivatives	9,062	8,430	16,937	17,071
Equity and index derivatives	5,067	8,714	3,508	2,962
Other derivatives	9,836	4,858	4,189	3,360
TOTAL	114,646	114,462	106,250	107,189

FINANCIAL LIABILITIES HELD FOR TRADING

(in millions of euros)	31/12/2005	31/12/2004 Inc. 32-39 and IFRS 4
Securities sold short	28,548	25,886
Pledged securities/debt securities in issue	19,095	8,527
Securities sold under repurchase agreements	81,321	61,667
Amounts due to customers	6	0
Amounts due to banks	0	9
Derivative financial instruments	114,462	107,189
FAIR VALUE ON BALANCE SHEE	243,432	203,278

4.2 Financial assets available for sale

(in millions of euros)	31/12/2005	31/12/2004 Inc. 32/39 and IFRS 4
Securities measured at fair value		
Treasury bills and similar items	50,583	
Bonds and other fixed-income securities	57,683	
- Listed securities	53,172	
- Unlisted securities	4,511	
Equities and other variable-income securities	34,377	
- Listed securities	28,823	
- Unlisted securities	5,554	
TOTAL AVAILABLE-FOR-SALE SECURITIES	142,643	133,457
TOTAL AVAILABLE-FOR-SALE RECEIVABLES	1,624	1,657
FAIR VALUE ON BALANCE SHEET[1]	144,267	135,114

(1) Of which €(2,074) million in impairment of available-for-sale securities and receivables.

UNREALISED GAINS AND LOSSES ON FINANCIAL ASSETS AVAILABLE FOR SALE

(in millions of euros)	31/12/2005 Fair value	31/12/2005 Unrealised gains	31/12/2005 Unrealised losses	31/12/2004 Inc.32-39 and IFRS 4 Fair value	31/12/2004 Unrealised gains	31/12/2004 Unrealised losses
Treasury bills and similar items	50,583	230	(25)			
Bonds and other fixed-income securities	57,683	532	(77)			
Equities and other variable-income securities	31,261	1,052	(71)			
Non-consolidated investments	3,116	1,054	(111)			
Available-for-sale receivables	1,624	0	(5)			
Fair value on balance sheet	**144,267**	**2,868**	**(289)**			0
Deferred taxes		**(648)**	**56**			0
TOTAL UNREALISED GAINS AND LOSSES NET OF TAX		2,220	(233)		0	0

4.3 Due from banks and loans and advances to customers

DUE FROM BANKS

(in millions of euros)	31/12/2005	31/12/2004 Inc. 32/39 and IFRS 4
Banks		
Loans and advances	46,333	33,600
Pledged securities	642	768
Securities bought under repurchase agreements	19,906	4,756
Subordinated loans	511	465
Securities not traded in an active market	609	76
Other loans and advances	9	
TOTAL	68,010	39,665
Accrued interest	**994**	458
Provisions	**394**	417
Net book value	**68,610**	**39,706**
Crédit Agricole internal transactions		
Current accounts	4,279	3,703
Time deposits and advances	185,617	166,495
Subordinated loans	109	207
Securities not traded in an active market		
TOTAL	190,005	170,405
Accrued interest	**388**	225
Provisions	**75**	75
Net book value	**190,318**	**170,555**
NET BOOK VALUE	258,928	210,261

LOANS AND ADVANCES TO CUSTOMERS

(in millions of euros)	31/12/2005	31/12/2004 Inc. 32/39 and IFRS 4
Customer items		
Bills discounted	9,066	7,807
Other loans	153,544	130,704
Securities bought under repurchase agreements	3,780	3,720
Subordinated loans	332	427
Securities not traded in an active market	2,550	2,974
Insurance receivables	540	394
Reinsurance receivables	36	12
Short-term advances	357	353
Current accounts in debit	9,674	9,877
TOTAL	179,879	156,268
Accrued interest	**1,261**	**1,337**
Provisions	**6,789**	7,059
Net book value	**174,351**	**150,546**
Lease finance		
Property leasing	5,465	5,496
Equipment leasing, rental contracts with purchase option and similar transactions	8,068	7,843
TOTAL	13,533	13,339
Accrued interest	**177**	268
Provisions	**475**	461
Net book value	**13,235**	**13,146**
TOTAL	187,586	163,692

4.4 Provisions deducted from assets

(in millions of euros)	31/12/2004 Inc. 32/39 and IFRS 4	Changes in scope	Charges	Write-backs	Translation adjust-ments	Other movements	31/12/2005
Interbank loans	492		69	(90)	28	(30)	469
Customer loans	7,059	17	1,445	(2,103)	250	121	6,789
of which collective provisions	1,395	3	58	(106)	92	140	1,582
Lease finance	461	10	135	(135)	1	3	475
Held-to-maturity securities							0
Other assets	113		14	(37)	3	11	104
TOTAL	8,125	27	1,663	(2,365)	282	105	7,837

4.5 Due to banks

DUE TO BANKS

(in millions of euros)	31/12/2005	31/12/2004 Inc. 32/39 and IFRS 4
Banks		
Deposits	74,598	60,316
Pledged assets	6,561	6,355
Securities sold under repurchase agreements	16,674	7,533
TOTAL	97,833	74,204
Accrued interest	1,417	742
Net book value	99,250	74,946
Crédit Agricole internal transactions		
Current accounts in credit	4,562	4,902
Time accounts and deposits	10,486	9,402
TOTAL	15,048	14,304
Accrued interest	196	188
Net book value	15,244	14,492
TOTAL	114,494	89,438

CUSTOMER ACCOUNTS

(in millions of euros)	31/12/2005	31/12/2004 Inc. 32/39 and IFRS 4
Current accounts in credit	54,305	47,614
Special savings accounts	197,718	188,519
Other accounts	56,084	53,121
Securities sold under repurchase agreements	7,806	5,880
Insurance liabilities	449	609
Reinsurance liabilities	547	622
Cash deposits received from cedants and retrocessionaires against technical insurance commitments	2	29
TOTAL	316,911	296,394
Accrued interest	1,454	1,566
NET BOOK VALUE	318,365	297,960

4.6 Debt securities in issue and subordinated debt

(in millions of euros)	31/12/2005	31/12/2004 Inc. 32/39 and IFRS 4
Debt securities in issue		
Interest bearing notes	279	178
Money market instruments	1,405	1,773
Negotiable debt securities:	74,573	68,459
- Issued in France	37,536	32,271
- Issued in other countries	37,037	36,188
Bonds	20,733	21,346
Other debt securities in issue	145	109
TOTAL	97,135	91,865
Accrued interest	**988**	**1,204**
NET BOOK VALUE	98,123	93,069
Subordinated debt		
Fixed-term subordinated debt	12,047	11,387
Perpetual subordinated debt	8,476	6,762
Mutual security deposits	52	39
Participating securities and loans	234	237
TOTAL	20,809	18,425
Accrued interest	**439**	**347**
NET BOOK VALUE	21,248	18,772

4.7 Accruals, prepayments and sundry assets and liabilities

	31/12/2005	31/12/2004 Incl 32-39 and IFRS 4
Sundry assets	**28,497**	**29,914**
Inventory accounts and miscellaneous	21	1,273
Codevi bonds	2,576	2,197
Miscellaneous debtors	15,762	15,874
Settlement accounts	5,932	9,767
Due from shareholders - unpaid capital		2
Other insurance assets	3,130	130
Reinsurers' share of technical reserves	1,076	671
Prepayments and accrued income	**24,495**	**20,117**
Items in course of transmission to other banks	5,660	2,540
Suspense accounts	7,184	8,743
Accrued income	9,560	5,604
Prepayments	962	310
Other	1,129	2,920
NET BOOK VALUE	52,992	50,031

(in millions of euros)	31/12/2005	31/12/2004 Inc. 32/39 and IFRS 4
Sundry liabilities[1]	**22,760**	**22,126**
Settlement accounts	5,975	7,274
Miscellaneous creditors	16,200	14,727
Liabilities related to trading securities	24	86
Other	561	39
Sundry liabilities	**26,078**	**23,025**
Items in course of transmission to other banks[2]	6,671	3,111
Adjustment and suspense accounts	5,763	9,496
Deferred income	5,002	3,107
Accrued expenses	8,633	7,220
Other	9	91
NET BOOK VALUE	**48,838**	**45,151**

(1) Amounts include accrued interest.

(2) Amounts shown net.

4.8 Fixed assets held for sale and associated liabilities

No material items were reported under this heading 31 December 2005.

4.9 Investments in equity affiliates

	31/12/2005						31/12/2004 Inc. IAS 32/39 and IFRS 4					
(in millions of euros)	Equity-accounted value	Market value	Total assets	Net banking income	Net income	Share of net income	Equity-accounted value	Market value	Total assets	Net banking income	Net income	Share of net income
Financial institutions:	**15,029**	**10,343**				**1,463**	**13,327**	**7,062**				**1,158**
Al Bank Al Saudi Al Fransi	477	4,270	15,256	666	477	116	337	2,128	11,692	483	328	70
B.E.S.	510	917	50,222	1,530	280	63	389	864	43,052	1,345	152	35
Regional Banks and affilialtes	9,974					863	9,083					739
Banca Intesa SpA	3,713	5,156				377	3,323	4,070	274,598	9,726	1,884	304
Other[1]	355					44	195					10
Non-finance companies (breakdown):	**462**	**698**				**27**	**471**	**447**				**11**
Partran	(104)					(1)	(126)					(1)
Eurazeo	559	698				27	527	447				3
Other	7					1	70					9
NET BOOK VALUE OF INVESTMENTS IN AFFILIATES	15,491	11,041	65,478	2,196	757	1,490	13,798	7,509	0	0	0	1,169

4.10 Investment property

(in millions of euros)	31/12/2004 Inc. 32/39 and IFRS 4	Changes in scope	Increases (Acquisitions)	Decreases (disposals and redemptions)	Translation adjustments	Other movements	31/12/2005
Gross value	3,576	173	63	(70)	17	(293)	3,466
Depreciation and impairment	(241)	20	(22)	33	(13)	35	(188)
NET BOOK VALUE	3,335	193	41	(37)	4	(258)	3,278

4.11 Property, plant & equipment (excluding goodwill)

(in millions of euros)	31/12/2004 Inc. 32/39 and IFRS 4	Changes in scope	Increases (acquisitions, business combinations)	Decreases (disposals and redemptions)	Translation adjustments	Other movements	31/12/2005
Property, plant & equipment							
Gross value	4,352	7	572	(794)	34	372	4,543
Accrued income[1]	9					(8)	1
Depreciation & impairment	(2,034)	(6)	(331)	459	(24)	(148)	(2,084)
NET BOOK VALUE	2,327	1	241	(335)	10	216	2,460
Intangible assets							
Gross value	1,247	5	260	(228)	5	68	1,357
Amortisation & impairment	(784)	(1)	(171)	112	(5)	3	(846)
NET BOOK VALUE	463	4	89	(116)	0	71	511

(1) Accrued rents on assets let to third parties.

4.12 Goodwill

(in millions of euros)	31/12/2004 Exc. 32/39 and IFRS 4	Additions (acquisitions)	Decreases (disposals)	Impairment losses during the period	Translation adjustments	Other movements	31/12/2005
Gross value							
French retail banking							
- LCL Group	5,263	17					5,280
Specialised financial services							
- Sofinco Group	505	69					574
- Finaref - France Group	1,392						1,392
- Finaref - Nordic Group	242						242
- Dan-aktiv	41						41
- Lukas	264						264
- CA Leasing Group	160						160
- EFL	196						196
- Eurofactor Group	62						62
-Others	13					(13)	0
Asset management, insurance and private banking							
- CAAM Group	1,942	582				9	2,533
- Calyon - BPI	497						497
- Predica Group	483						483
- Pacifica Group	33						33
- CACEIS Group		88					88
- Finaref Group	487						487
Corporate and investment banking	**1,828**					**44**	**1,872**
International retail banking	0	37					37
Proprietary asset management and other activities	10		(10)				0
Accumulated impairment losses							
French retail banking							
Specialised financial services							
- Finaref - Nordic Group				(34)			(34)
- EFL	(24)			(49)			(73)
Asset management, insurance and private banking	**(7)**			**(3)**			**(10)**
Corporate and investment banking	**(14)**						**(14)**
International retail banking							
Proprietary asset management and other activities							**0**
NET BOOK VALUE	13,373	793	(10)	(86)	0	40	14,110

4.13 General reserves for risks and expenses

(in millions of euros)	31/12/2004 Inc. 32/39 and IFRS 4	Change in scope	Charges	Write-backs, amounts used	Write-backs, amounts released	Translation adjustments	Other movement	31/12/2005
Home purchase savings plans	912		38				5	955
Financing commitment execution risks	375		86	(15)	(105)	6	(32)	315
Operational risk	36		36	(1)	(27)		12	56
Employee retirement and similar benefits	633	4	170	(68)	(78)	7	120	788
Litigation	543	1	389	(24)	(75)	7	(1)	840
Equity investments	117		7	(73)	(38)	8	7	28
Restructuring	52		33	(6)	(23)	1	3	60
Synergy-related costs	600		78	(300)	(52)	3	(108)	221
Other risks	940	8	224	(148)	(235)	12	227	1,028
GENERAL RESERVES FOR RISKS AND EXPENSES	4,208	13	1,061	(635)	(633)	44	233	4,291

Information on the parent company financial statements

Crédit Agricole S.A.'s annual financial statements to 31 December 2005, parts of which are presented below, are the subject of a general auditors' report, which presents an unqualified opinion containing observations about the changes in accounting methods discussed below. The annual financial statements and the general auditors' report can be obtained at the company's registered office.

Balance sheets

(at 31 December 2005, 31 December 2004 and 31 December 2003)

ASSETS

(in millions of euros)	31/12/2005	31/12/2004	31/12/2003
Cash, money market and interbank items	**41,689**	**39,211**	**36,637**
Cash due from central banks and French postal system	106	2,144	211
Treasury bills and similar items	3,466	3,815	5,467
Due from banks	38,117	33,252	30,959
Crédit Agricole internal transactions	**190,378**	**170,596**	**157,718**
Loans and advances to customers	**3,568**	**2,853**	**1,660**
Other loans and advances to customers	3,505	2,638	1,476
Debit balances on customer current accounts	63	215	184
Securities portfolios	**12,828**	**18,993**	**12,388**
Bonds and other fixed-income securities	9,058	16,438	8,350
Equities and other variable-income securities	3,770	2,555	4,038
Fixed assets	**47,032**	**44,996**	**43,234**
Participating interests and other long-term investments	11,684	11,691	11,388
Investments in non-consolidated companies	35,155	33,106	31,645
Property, plant & equipment and intangible assets	193	199	201
Treasury shares	**518**	**572**	**38**
Accruals, prepayments, and sundry assets	**20,716**	**16,661**	**15,160**
Other assets	10,096	7,487	6,768
Accruals and prepayments	10,620	9,174	8,392
TOTAL ASSETS	316,729	293,882	266,835

LIABILITIES AND SHAREHOLDERS' EQUITY

(in millions of euros)	31/12/2005	31/12/2004	31/12/2003
Money market and interbank items	**31,680**	**30,793**	**18,768**
Due to central banks and current accounts with French postal system	1	-	-
Due to banks	31,679	30,793	18,768
Crédit Agricole internal transactions	**15,259**	**14,300**	**13,518**
Customer accounts	**168,921**	**166,066**	**160,539**
Special savings schemes	161,205	158,739	151,907
Other liabilities	7,716	7,327	8,632
Debt securities in issue	**38,955**	**30,448**	**21,256**
Accruals, deferred income and sundry liabilities	**17,474**	**13,055**	**14,198**
Other liabilities	4,142	2,176	2,836
Accruals and deferred income	13,332	10,879	11,362
Provisions and subordinated debt	**21,368**	**17,922**	**17,173**
General reserves for risks and expenses	1,744	1,208	1,186
Subordinated debt	19,624	16,714	15,987
Fund for general banking risks	**697**	**1,246**	**1,335**
Shareholders' equity (excl. FGBR)	**22,375**	**20,052**	**20,048**
Share capital	4,492	4,421	4,421
Share premiums	12,584	12,260	12,260
Reserves	2,615	2,553	2,599
Consolidated reserves	232	-	153
Regulated reserves and investment grants	1	2	4
Interim dividends paid to shareholders	-	(433)	-
Net income for the year	2,451	1,249	611
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**316,729**	**293,882**	**266,835**

Crédit Agricole S.A. off-balance sheet items

(at 31 December 2005, 31 December 2004 and 31 December 2003)

(in millions of euros)	31/12/2005	31/12/2004	31/12/2003
GUARANTEES AND COMMITMENTS GIVEN	16,900	51,909	19,516
Financing commitments given	**4,557**	**6,816**	**6,880**
Banks and financial institutions	3,458	5,544	4,801
Crédit Agricole entities	1,084	994	1,808
Customers	15	278	271
Guarantees given	**12,343**	**45,093**	**12,636**
Banks and financial institutions	740	41,420	8,460
Crédit Agricole entities	34	3,256	3,759
Customers	11,569	417	417
GUARANTEES AND COMMITMENTS RECEIVED	8,265	3,456	4,293
Financing commitments received	**8,219**	**3,328**	**4,158**
Banks and financial institutions	8,110	134	379
Crédit Agricole entities	103	3,194	3,779
Other	6	-	-
Guarantees received	**46**	**128**	**135**
Banks and financial institutions	20	113	115
Crédit Agricole entities	11	4	5
Other	15	11	15

Crédit Agricole S.A. income statement

(at 31 December 2005, 31 December 2004 and 31 December 2003)

(in millions of euros)	31/12/2005	31/12/2004	31/12/2003
Net interest and similar income	(586)	(485)	374
Income from variable-income securities	3,565	2,344	1,440
Net commission and fee income	(523)	(448)	(890)
Net income from financial transactions	261	107	(109)
Other net banking income	(95)	293	(57)
Net banking income	2,622	1,811	758
Operating expenses	**(486)**	**(410)**	**(345)**
Personnel costs	(243)	(204)	(165)
Other operating expenses	(230)	(184)	(159)
Depreciation and amortisation	(13)	(22)	(21)
Gross operating income	2,136	1,401	413
Risk-related costs	21	24	(44)
Net operating income	2,157	1,425	369
Net income (loss) on disposal of fixed assets	(34)	(561)	(226)
Pre-tax income on ordinary activities	2,123	864	143
Integration-related costs	(11)	(87)	(79)
Net extraordinary items	(666)	(2)	(14)
Corporate income tax	455	383	432
Net allocation to FGBR and regulated reserves	550	91	129
NET INCOME	2,451	1,249	611

Changes in accounting methods

Crédit Agricole S.A. prepares its financial statements in accordance with the accounting standards applicable to banks in France.

The presentation of Crédit Agricole S.A.'s financial statements complies with the provisions of CRB regulation 91-01, amended by CRC regulation 2000-03, concerning the preparation of the individual annual financial statements of companies within the jurisdiction of the French Banking and Financial Regulations Committee.

The following changes have been made in accounting methods and the presentation of the financial statements in relation to last year:

- As of 1 January 2005, Crédit Agricole S.A. has applied CRC regulation 2004-06 of 23 November 2004 concerning the definition, recognition and valuation of assets. The application of this new regulation did not have a material impact on the 2005 financial year.
- In accordance with the provisions of CRC regulation 2002-03, as of 1 January 2005, Crédit Agricole S.A. has calculated its provisions for doubtful debts on the basis of discounted future cash flows.
- The effects of discounting constitute a change of method. These were not material for Crédit Agricole S.A.. Charges over the period resulting from the discounting of provisions were recorded as risk-related costs, while reversals over the period relating to the passing of time were recognised as net banking income.
- Effective 1 January 2005, Crédit Agricole S.A. prospectively adopted CRC regulation 2005-03 of 3 November 2005, amending CRC regulation 2002-03 relating to credit risk. Accordingly, discounts on restructured loans are now calculated with reference to the original effective interest rate. This regulation did not have a material impact.

  In addition, in accordance with the option provided by this regulation, amortisation of discounts on restructured loans and the reversal of provisions for doubtful debts relating to the passing of time are recognised under "interest and similar income".
- Effective 1 January 2005, Crédit Agricole S.A. prospectively adopted CRC regulation 2005-01 of 3 November 2005 relating to the recognition of securities transactions. This regulation amends CRB regulation 90-01 and the appendix to CRC regulation 2000-03 relating to summarised documents, to allow for convergence between certain provisions of these regulations and IAS 39, in particular those relating to securities held for trading and held-to-maturity securities.

  The application of this new regulation resulted in the reclassification of €3.2 billion of held-to-maturity securities as available-for-sale securities.
- In addition, in order to ensure consistency between the consolidated financial statements prepared in accordance with IAS and the individual financial statements, Crédit Agricole S.A. has set aside general provisions for risks and expenses to cover risks that have already been identified and that are covered by the fund for general banking risks.

These provisions are taken from exceptional income and concern the risk of imbalances in the home loan savings scheme, for which a provision of €665 million has been booked.

Funds for general banking risks reversed in exchange for these charges to provisions amounted to €610 million.

Changes in shareholders' equity

(in millions of euros)	Share capital	Share premiums, reserves and retained earnings	Regulated reserves and investment grants	Total des shareholders' equity
At 31 December 2002	**2,917**	**9,323**	**5**	**12,245**
Dividends paid in respect of 2002		(729)		(729)
Change in share capital[1]	1 504			1,504
Change in share premiums[2]		6,306		6,306
Net income for 2003		611		611
Other changes	-	112	(1)	111
At 31 December 2003	**4,421**	**15,623**	**4**	**20,048**
Dividends paid in respect of 2003		(800)		(800)
Interim dividend paid in respect of 2004		(433)		(433)
Net income for 2004		1,249		1,249
Other change [3]	-	(10)	(2)	(12)
At 31 December 2004	**4,421**	**15,629**	**2**	**20,052**
Balance of dividends paid in respect of 2004		(521)		(521)
Change in share capital[1]	71			71
Change in share premiums[2]		323		323
Net income for 2005		2,451		2,451
Other changes	-		(1)	(1)
AT 31 DECEMBER 2005	4,492	17,882	1	22,375

(1) Breakdown of change in share capital by origin	31/12/03	31/12/04	31/12/05
Payment of dividends in shares	-	-	-
New share issues for cash	445	-	71
New share issues in exchange for assets	1,059	-	-

(2) Breakdown of change in share premiums by origin	31/12/2003	31/12/04	31/12/05
Payment of dividends in shares	-	-	-
New share issues for cash	1,860	-	323
New share issues in exchange for assets	4,446	-	-

(3) Other changes in 2003: €118 million arising on the transfer to retained earnings of the impact of the change in method of accounting for bond issue expenses.

▶ Investments in subsidiaries and associates

Name and address		Currency	Share capital	Retained earnings and other reserves	Percentage ownership	Book value of investments		Loans and advances outstanding granted by Crédit Agricole S.A.	Guarantees and other commitments given by Crédit Agricole S.A.	Revenues for the year ended 31/12/2005	Net income for the year ended 31/12/2005	Dividends received by Crédit Agricole S.A. during the year
			(in millions of local currency units)			*(in millions of euros)*		*(in millions of euros)*				
			31/12/2005	31/12/2005	31/12/2005	Gross	Net					
Investments whose book value exceeds 1% of Crédit Agricole S.A.'s share capital												
1° Banking subsidiaries (more than 50% owned)						**27,697**	**27,334**					
Banco Bisel	Bartolome Mire 602 2000 Rosario, Santa Fe (Argentine)	ARS	N.A.	N.A.	100.0	237	-	-		N.A.	N.A.	
Crédit du Maroc[1]	45, avenue du Far, Casablanca, Maroc	MAD	834	0	52.6	115	115	-	8	128	20	
CA Preferred Funding LLC	C/O Calyon, 666 Third Avenue, NY 10017 USA	USD	2 889	15	67.0	107	107	-	-	158	165	
CL DE Développement de la Corse	Avenue Napoléon III, 20193 Ajaccio	Euros	99	0	99.8	99	24	-	-	-	-	
LCL	18, rue de la République, 69002 Lyon	Euros	1 839	777	94.8	10,782	10,782	81	74	6,663	385	1,157
Crédit Uruguay Banco SA	25 de Mayo 552 Montevideo (Uruguay)	UYU	413	26	100.0	49	18	-		34	12	5
Eurofactor	Tour d'Asnières, 4, avenue Laurent Cély, 92608 Asnières	Euros	41	294	100.0	436	436	2,091	222	200	32	10
Finaref SA	6, rue Émile Moreau, 59100 Roubaix	Euros	14	213	100.0	2,284	2,284	305	38	584	168	103
Foncaris	91/93, boulevard Pasteur, 75015 Paris	Euros	225	122	100.0	320	320		24	34	20	23
IDIA Participations	100, bd du Montparnasse, 75014 Paris	Euros	148	108	76.0	185	185	-	1	29	29	26
Calyon	9, quai Paul Doumer, 92400 Courbevoie	Euros	3 120	4,434	95.3	9,185	9 185	2,346	8	4,889	2,895	238
Finaref AB (Finaref groupe AB)[1]	Box 932 - SE - 501 10 Boras - Sweden	SeK	0	154	100.0	273	253	-	15	53	22	15
Lukas SA	Pl. Orlat Lwowskich 1, 53605 Wroclaw (Pologne)	PLN	1	174	75.2	386	386	-	23	43	7	2
Crédit Agricole Asset Management group	90, boulevard Pasteur - Immeuble Cotentin, 75015 Paris Cedex	Euros	13	1,129	94.3	2,905	2,905	72	404	11	33	147
Crédit Agricole Leasing (Ucabail)	1-3, rue du Passeur de Boulogne, 92861 Issy-les-Moulineaux	Euros	92	250	100.0	334	334	5,076		25	15	3

Name and address		Currency	Share capital	Retained earnings and other reserves	Percentage ownership	Book value of investments		Loans and advances outstanding granted by Crédit Agricole S.A.	Guarantees and other commitments given by Crédit Agricole S.A.	Revenues for the year ended 31/12/2005	Net income for the year ended 31/12/2005	Dividends received by Crédit Agricole S.A. during the year
			(in millions of local currency units)			*(in millions of euros)*		*(in millions of euros)*				
			31/12/2005	31/12/2005	31/12/2005	Gross	Net					
2° Banking associates (10-50% owned)						**10,006**	**9,954**					
Banca Intesa S.p.A.	Piazza Paolo Ferrari 10, 20121 Milano (Italie)	Euros	3 596	10 084	16.8	3 243	3 191	-		10,167	3,025	117
Crédit Logement[1]	50, boulevard Sébastopol, 75003 Paris	Euros	1,254	63	16.5	215	215	-	127	178	55	9
CR Alpes Provence	Esplanade des Lices, 13642 Arles	Euros	173	785	25.0	210	210	5,220		589	101	6
CR Alsace Vosges	1, place de la Gare, BP 440, 67008 Strasbourg Cedex	Euros	102	578	25.0	131	131	3,975		359	56	4
CR Anjou et Maine	40, rue Prémartine, 72000 Le Mans	Euros	322	1,081	25.0	234	234	6,195		650	87	6
CR Aquitaine	304, boulevard du Président Wilson, 33076 Bordeaux Cedex	Euros	118	1,728	25.0	310	310	6,271		755	162	10
CR Atlantique Vendée	Route de Paris, 44949 Nantes Cedex	Euros	194	918	25.1	196	196	6,152		690	94	5
CR Centre France	3, avenue de la Libération, 63045 Clermond-Ferrand Cedex 9	Euros	138	1,568	25.0	318	318	6,563		792	122	9
CR Centre Loire	8,allée des collèges, 18920 Bourges Cedex	Euros	174	885	25.0	182	182	5,497		586	94	5
CR Centre Ouest	29, boulevard de Vanteaux, BP 509, 87044 Limoges Cedex	Euros	48	439	25.0	89	89	2,701		272	37	3
CR Centre Est	1, rue Pierre de Truchis de Lays, 69541 Champagne-au-Mont-d'Or	Euros	145	1,579	24.6	323	323	8,580		983	227	10
CR Champagne Bourgogne	269, faubourg Cronceis, 10000 Troyes	Euros	217	567	25.0	114	114	5,071		493	72	4
CR Charente Périgord	Rue d'Épagnac BP21, 16800 soyaux	Euros	192	352	25.0	77	77	2,752		315	51	3
CR Charente Maritime - Deux Sèvres	12, boulevard Guillet-Maillet, 17100 Saintes	Euros	86	615	25.0	130	130	4,402		458	87	3
CR Côtes d'Armor	La Croix Tual, 22440 Ploufragan	Euros	92	530	25.0	118	118	3,491		344	46	3
CR Des Savoie	PAE Les Glaisins 4, av du Pré Félin, 74985 Annecy Cedex 09	Euros	205	622	25.0	152	152	7,654		683	110	5
CR Finistère	7, route du Loch, 29555 Quimper Cedex 9	Euros	127	595	25.0	135	135	4,352		458	63	4

Investments in subsidiaries and associates

Name and address		Currency	Share capital	Retained earnings and other reserves	Percentage ownership	Book value of invest-ments		Loans and advances outstanding granted by Crédit Agricole S.A.	Guarantees and other commit-ments given by Crédit Agricole S.A.	Revenues for the year ended 31/12/2005	Net income for the year ended 31/12/2005	Dividends received by Crédit Agricole S.A. during the year
			(in millions of local currency units)			*(in millions of euros)*		*(in millions of euros)*				
			31/12/2005	31/12/2005	31/12/2005	Gross	Net					
CR Franche-Comté	11, avenue Elisée Cusenier, 25084 Besançon Cedex 9	Euros	129	465	25.0	109	109	4,101		400	346	3
CR Gard	408, chemin du Mas de Cheylon, 30000 Nîmes	Euros	88	335	25.0	77	77	2,706		309	57	3
CR Ille-et-Vilaine	19, rue du Pré Perché BP 2025X, 35040 Rennes Cedex	Euros	119	558	25.0	122	122	4,546		386	58	4
CR Loire Haute-Loire	94, rue Bergson, 42000 Saint-Étienne	Euros	75	677	25.0	131	131	3,242		462	71	3
CR Lorraine	56, 58 av André Malraux 54017 Metz Cedex	Euros	53	549	25.0	115	115	3,967		416	74	3
CR Midi	Avenue du Montpelleret – Maurin, 34977 Lattes Cedex	Euros	119	807	25.0	162	162	4,729		561	108	6
CR Morbihan	Avenue de Kéranguen, 56956 Vannes Cedex 9	Euros	76	413	25.0	92	92	3,551		369	53	3
CR Nord-Est	25, rue Libergier, 51100 Reims	Euros	193	1,276	25.0	252	252	6,270		871	177	6
CR de Normandie	Avenue de Paris, 50000 Saint-Lô	Euros	148	955	25.0	205	205	6,340		640	93	6
CR Normandie Seine	Cité de l'agriculture, BP 800, 76230 Bois-Guillaume Cedex	Euros	83	729	25.0	162	162	4,512		469	75	4
CR Oise	18, rue d'Allonne, 60000 Beauvais	Euros	108	505	25.0	178	178	2,400		280	54	4
CR Paris et Ile-de-France	26, quai de la Rapée 75012 Paris	Euros	58	1,937	25.0	488	488	10,458		1 346	278	18
CR Nord de France	27 à 33, Grand'Place, 62009 Arras Cedex	Euros	144	1,541	25.6	378	378	7,910		981	174	11
CR Nord Midi Pyrénées	53, rue Gustave Larroumet, BP 29, 46021 Cahors Cedex	Euros	137	831	25.0	181	181	5,704		680	106	6
CR Provence-Côte d'Azur	Avenue Paul Arène, les Négadis, 83002 Draguignan	Euros	72	800	25.0	166	166	4,668		619	91	5
CR Pyrénées Gascogne	11, bd Pt Kennedy, BP 329, 65003 Tarbes Cedex	Euros	79	628	25.0	139	139	4,543		517	82	5
CR Réunion	Parc Jean de Cambiaire, 97462 Saint-Denis Cedex	Euros	50	327	25.0	73	73	1,876		229	35	2
CR Brie Picardie	500, rue Saint Fuscien, 80095 Amiens	Euros	171	804	25.0	213	213	5,881		605	79	7

Name and address		Currency	Share capital	Retained earnings and other reserves	Percentage ownership	Book value of investments		Loans and advances outstanding granted by Crédit Agricole S.A.	Guarantees and other commitments given by Crédit Agricole S.A.	Revenues for the year ended 31/12/2005	Net income for the year ended 31/12/2005	Dividends received by Crédit Agricole S.A. during the year
			(in millions of local currency units)			*(in millions of euros)*		*(in millions of euros)*				
			31/12/2005	31/12/2005	31/12/2005	Gross	Net					
CR Sud Méditerranée	30, rue Pierre Bretonneau, 66000 Perpignan	Euros	25	338	25.8	66	66	2,164		235	41	2
CR Sud Rhône Alpes	15-17, rue Paul Claudel, BP 67, 38041 Grenoble Cedex 09	Euros	119	665	25.0	138	138	5,200		558	92	4
CR Toulouse et Midi Toulousain	6-7, place Jeanne d'Arc, 31000 Toulouse	Euros	134	449	25.0	110	110	3,101		343	50	2
CR Touraine et Poitou	18, rue Salvador Allende, 86000 Poitiers	Euros	150	689	25.0	168	168	4,069		430	69	5
CR Val de France	Rue I.J. Philippe, 41913 Blois Cedex 9	Euros	73	525	25.0	104	104	3,005		331	49	3
3° Other subsidiaries (more than 50% owned)						**7 641**	**7,478**					
CA BOURSE	91/93, boulevard Pasteur, 75015 Paris	Euros	44	467	99.5	262	262	-		0	9	
CACEIS (ex-CAIS Holding)	14, rue Rouget-de-Lisle, 92681 Issy-les-Moulineaux	Euros	574	204	50.0	372	372			1	(2)	
Delfinances	91/93, boulevard Pasteur, 75015 Paris	Euros	151	27	100.0	171	171	-		26	33	18
EFL Service SA	Pl. Orlat Lwowskich 1, 53 605 Wroclaw (Pologne)	PLN	276	437	100.0	355	323	92	50	110	20	14
Fireca	91/93, boulevard Pasteur, 75015 Paris	Euros	152	(44)	51.0	78	50	-			(4)	
GIE SILCA	91/93, boulevard Pasteur, 75015 Paris	Euros	80	-	80.0	64	64	-		210	-	0
Pacifica	91/93, boulevard Pasteur, 75015 Paris	Euros	136	51	67.2	109	109	-		463	38	17
Predica	50-56, rue de la Procession, 75015 Paris	Euros	560	2, 610	100.0	3,383	3 383	-	6,098	2,072	476	708
SACAM (SACAM I, 2, 3, SOFINCO)	91/93, boulevard Pasteur, 75015 Paris	Euros	1,492	433	100.0	1,765	1,765	7,370	2	1,014	263	11
SEFA[1]	91/93, boulevard Pasteur, 75015 Paris	Euros	57	0	100.0	57	57	-		2	3	
SOPAR	91/93, boulevard Pasteur, 75015 Paris	Euros	43	13	100.0	75	75	-		0	8	
Crédit Agricole Private Equity Holding (UI)	100, boulevard du Montparnasse La Coupole	Euros	408	219	100.0	724	724	-		37	39	61
Crédit Agricole Immobilier	91/93, boulevard Pasteur, 75015 Paris	Euros	40	12	100.0	171	67	-		5	6	6
IUB Holding	CASGS QP Provence, 83 bd des chênes, BP 48, 78042 Guyancourt	Euros	57	(0)	100.0	57	57	-		0	0	

Investments in subsidiaries and associates

Name and address		Currency	Share capital	Retained earnings and other reserves	Percentage ownership	Book value of investments		Loans and advances outstanding granted by Crédit Agricole S.A.	Guarantees and other commitments given by Crédit Agricole S.A.	Revenues for the year ended 31/12/2005	Net income for the year ended 31/12/2005	Dividends received by Crédit Agricole S.A. during the year
			(in millions of local currency units)			*(in millions of euros)*		*(in millions of euros)*				
			31/12/2005	31/12/2005	31/12/2005	Gross	Net					
4° Other investments (10-50% owned)						**804**	**787**					
Bespar	Rua Saõ Bernardo n° 62, 1200 - 826 Lisbonne (Portugal)	Euros	683	301	22.9	272	255	-		46	36	3
Eurazeo	3 rue Jacques Bingen 75017 Paris	Euros	154	2,402	16.2	465	465	-		0	208	7
SCI Société Immobilière de la Seine	91/93, boulevard Pasteur, 75015 Paris	Euros	129		45.5	67	67	-		8	10	
Other investments (book value less than 1% of Crédit Agricole S.A.'s share capital)						**1,151**	**1,028**					
Banking subsidiaries						315	305					
Banking associates						549	511					
Other subsidiaries						180	121					
Other associates						106	92					
TOTAL SUBSIDIARIES AND ASSOCIATES						47,299	46,581					
Advances and accrued income						262	258					
NET BOOK VALUE						47,561	46,839					

(1) Amounts at 31 December 2004.

6 General information

Information on the company

Memorandum and Articles of Association

The Articles of Association, updated as of 26 August 2005, are reproduced in full below.

Crédit Agricole S.A.

A French company ("société anonyme") with a share capital of €4,491,966,903

Registered with the Paris Trade and Company Registry

under number 784 608 416

Registered office: 91-93, boulevard Pasteur, 75015 Paris

Tel: (33) 1 43 23 52 02

Articles of association

Updated version of 26 August 2005

Article 1 - Form

Crédit Agricole S.A. is a French company ("société anonyme") with a Board of Directors ("conseil d'administration") governed by ordinary corporate law, notably Book II of the Commercial Code.

Crédit Agricole S.A. is also subject to the provisions of the Monetary and Finance Code, in particular Articles L.512-47 et seq., and those provisions of former Book V of the Rural Code which have not been repealed, and Act No. 88-50 of 18 January 1988 concerning the Reorganisation of the Caisse Nationale de Crédit Agricole as a Mutual Company.

Prior to the Extraordinary General Meeting of 29 November 2001, the company was called "Caisse Nationale de Crédit Agricole", abbreviated "C.N.C.A.".

The company was born of the transformation of the Caisse Nationale de Crédit Agricole, an "Établissement Public Industriel et Commercial", following the merger of the Mutual Guarantee Fund of the Caisses Régionales de Crédit Agricole Mutuel (the Regional Banks); it continues to hold all of the rights, obligations, guarantees and security interests of those legal entities prior to their transformation; it exercises all rights relating to mortgages granted in favour of the State.

Article 2 - Name

The name of the company is: Crédit Agricole S.A.

In all deeds and documents of the company that are intended for third parties, the corporate name shall be immediately preceded or followed by the words "Société Anonyme" or the initials "S.A.", "régie par le livre deuxième du Code de commerce et par les dispositions du Code monétaire et financier" ("governed by Book II of the Commercial Code and the provisions of the Monetary and Finance Code") and by the amount of the share capital.

Article 3 - Object

Crédit Agricole S.A.'s object is to facilitate and promote the activities and development of the Regional Banks and the Crédit Agricole Group. In furtherance of this purpose:

1. Crédit Agricole S.A. operates as a central financial institution and ensures that the Group acts as a single financial unit in its dealings with third parties with the object of optimising the financial management of funds and, in return, the allocation of the financial resources so collected.
   Crédit Agricole S.A. collects and manages the excess deposits and savings of the Regional Banks, as well as savings collected by such Banks on its behalf.
   Crédit Agricole S.A. grants facilities to the Regional Banks to permit the funding of their medium and long-term loans. It ensures that the transformation risks pertaining to the company, its subsidiaries and the Regional Banks are assumed. It implements the mechanisms for guaranteeing transactions by the Regional Banks. In its own name and on behalf of the companies in the Crédit Agricole Group, Crédit Agricole S.A. negotiates and enters into domestic and international agreements which may affect the credit of the Group. It executes all nation-wide agreements with the State.
2. In France and abroad, Crédit Agricole S.A. performs all types of banking, financial, credit, investment or securities transactions and related services under the Monetary and Finance Code, guaranty, arbitrage, brokerage and commission transactions, whether for its own account or for the account of others, without infringing on the remit of the Regional Banks.
3. In accordance with the provisions of the Monetary and Finance Code, as the Central Organ of Crédit Agricole Mutuel, Crédit Agricole S.A. ensures the cohesion of the Crédit Agricole Mutuel network, the proper operation of the credit institutions that are a part thereof, and compliance by such institutions with the applicable laws and

regulations by exercising administrative, technical and financial supervision thereof; it guarantees the liquidity and solvency of the entire network and all institutions affiliated therewith.

And, as a general matter, Crédit Agricole S.A. engages in all types of commercial, financial, personal and real property transactions and provides all services directly or indirectly related to its purpose, provided that they are in furtherance thereof.

Article 4 - Registered office

The registered office of the company is located at 91-93 Boulevard Pasteur, Paris (75015).

Article 5 - Duration

The company, resulting from the transformation described in Article 1 above, shall terminate on 31 December 2086 unless extended or dissolved in advance by the shareholders at an Extraordinary General Meeting.

Article 6 - Share capital

The share capital of the company is €4,491,966,903, divided into 1,497,322,301 shares with a par value of €3, all of them fully paid.

The Extraordinary General Meeting of Shareholders shall have exclusive authority to decide whether to increase or reduce the share capital, upon recommendation by the Board of Directors.

Article 7 - Form of the shares

The shares may be in registered or bearer form, at the holders' election, subject to applicable statutory and regulatory provisions.

They shall be registered in shareholders' accounts on the terms and conditions provided for by law. They may be transferred between accounts.

Article 8 - Declarations regarding reaching thresholds and shareholder identification

A. DECLARATIONS REGARDING REACHING THRESHOLDS

Any person or legal entity, acting solely or with others, who directly or indirectly holds 1% of the share capital or voting rights must inform the company, by recorded delivery with advice of delivery, at its registered office, within five days of the date on which the shares enabling him to reach or breach said threshold were registered, of the total number of shares and voting rights he owns, as well as the total number of securities which may eventually be converted into shares, and any voting rights which may be attached thereto.

The said declaration must be renewed as set forth above each time that the number of shares or voting rights attains a multiple of a 1% threshold (through either a purchase or sale of shares) of the total shares or voting rights.

If a shareholder has not issued the required declarations as set forth above, he shall lose his right to vote the shares which exceed the level which should have been reported, as provided for by law, if one or more shareholders holding at least 2% of the shares or voting rights so request during a General Meeting.

The above provision supplements the legal and regulatory provisions concerning declarations regarding the attainment of ownership thresholds.

B. SHAREHOLDER IDENTIFICATION

In accordance with applicable law and regulations, and in order to identify the holders of bearer securities, the company shall have the right to request at any time, at its expense, that the entity responsible for securities clearing provide the name, nationality, year of birth or formation, and the address of the holders of securities which provide a present or future right to vote at its General Meetings, as well as the number of securities held by each and the restrictions, if any, which may apply to the said securities.

Based on the list provided by the clearing entity, and subject to the same terms and conditions, the company shall have the right to request, either from said entity or directly from the persons on the list who the company feels may be acting as intermediaries for foreign securities holders, the information regarding said securities holders set forth in the preceding paragraph.

If they are intermediaries, said persons must disclose the identity of the holders of said securities. The information should be provided directly to the financial intermediary that maintains the account and said entity must then transmit the information to the clearing entity.

For registered securities, the company shall also have the right at any time to request that the intermediary that has registered on behalf of third parties disclose the identities of the holders of said securities.

For so long as the company feels that certain holders of securities (whether registered or bearer), the identity of which has been provided to it, are holding said securities on behalf of third parties, it shall have the right to request said holders to disclose the identities of the securities holders as set forth above.

After the information set forth above has been requested, the company shall have the right to request any legal entity which holds more than one-fortieth of the shares or voting rights of the company to disclose to the company the identity of the persons who directly or indirectly hold more than one-third of the share capital or voting rights (which are exercised at General Meetings) of the said legal entity.

If a person which has been the subject of a request in accordance with the provisions of the present Article 8(B) fails to disclose the requested information within the legally required period or discloses incomplete or incorrect information regarding its capacity or the holders of the securities, the shares or securities which give rise to present or future rights to the company's share capital which said person has registered, shall immediately lose their voting rights at any General Meeting until complete information has been provided. Dividend payments shall also be suspended until that date.

In addition, in the event that the registered person deliberately misconstrues the above provisions, the court which has territorial jurisdiction over the company's registered office may, at the request of the company or of one or more shareholders holding at least 5% of the share capital, revoke in whole or in part the voting rights regarding which the information was requested and, possibly, the corresponding dividend payment of the shares, for a period which may not exceed five years.

Article 9 - Rights and obligations attached to the shares

Each share entitles the holder to a percentage of the profits and corporate assets equal to the percentage of share capital that it represents.

The liability of a shareholder is limited to the par value of the shares he owns.

Whenever it is necessary to hold several shares to exercise a given right, such as in the case of an exchange, consolidation or allocation of shares, or as a result of an increase or decrease of the share capital regardless of whether this is due to accumulated losses, or in the case of a merger or other corporate transaction, the holders of individual shares, or those who do not own the required number of shares, may exercise such rights only if they personally arrange for the consolidation of the shares and purchase or sell the required number of shares or fractional shares, where necessary.

Article 10 - Board of Directors

1. The company shall be governed by a Board of Directors composed of between 3 and 21 members, of which:
   - at least 3 and no more than 18 directors shall be elected by the General Meeting of Shareholders in accordance with the provisions of Article L.225-18 of the Commercial Code;
   - one director representing the professional agricultural organisations shall be appointed in accordance with the provisions of Article L.512-49 of the Monetary and Finance Code; and
   - 2 directors shall be elected by the staff in accordance with Articles L.225-27 to L.225-34 of the Commercial Code.

   The following individuals may also attend Board meetings in an advisory capacity:
   - non-voting board members appointed in accordance with Article 11 below; and
   - one member of the Works Council designated thereby.

   In the event that one of the positions held by the director elected by the staff or by the director who represents the professional agricultural organisations becomes vacant, the board members elected by the General Meeting may validly convene the Board of Directors.

   The age limit for directors is 65. When a director reaches the age of 65, he will be deemed to have resigned at the end of the next Ordinary General Meeting of Shareholders.

2. Directors elected by the General Meeting of Shareholders.

   Directors elected by the General Meeting of Shareholders shall be natural persons or legal entities.

   The term of office of directors is three years. However, a director appointed to replace another director whose term of office has not yet expired shall remain in office only for the balance of his predecessor's term.

   Directors may not be elected to more than four consecutive terms of office.

   A director's duties shall terminate at the end of the Ordinary General Meeting of Shareholders called to consider the accounts for the previous financial year that is held during the year in which such director's term expires.

   With the exception of the directors elected by the staff and the director who represents the professional agricultural organisations, one third of the seats of the directors elected by the General Meeting of Shareholders (or the nearest whole number, with the last group adjusted as necessary) shall turn over each year at the Ordinary General Meeting of Shareholders so that all seats turn over every three years.

   If the number of elected directors is increased, lots shall be drawn (if necessary and prior to the first Ordinary General Meeting following the date on which said directors assume their seats) to determine the order in which said seats will turn over. The partial terms of the directors selected by the drawing of lots shall be disregarded when determining whether they have reached the four-term limit.

3. Director representing the professional agricultural organisations.

   The term of office of the director representing the professional agricultural organisations is three years. He may be re-appointed or removed at any time by the authority that appointed him.

4. Directors elected by the staff

   The status and procedures for the election of the directors elected by the staff are set out in Articles L.225-27 et seq. of the Commercial Code in the following provisions:

   The term of office of the two directors elected by the staff is three years. Their duties terminate on the third anniversary of the date of their election and the company shall take all steps necessary to hold a new election within the three-month period prior to the expiration of the term of said directors.

   They may not be elected to more than four consecutive terms.

   One of the directors is elected by the managerial staff, whilst the other is elected by the other employees of the company.

   In the event that the seat of a director elected by the staff falls vacant as a result of his death, resignation, removal or the termination of his



employment contract, his successor shall take office immediately. If there is no successor able to carry out the director's duties, a new election shall be held within three months.
The first ballot of the election of directors by the staff shall be conducted in accordance with the following procedures:
The lists of voters, indicating their respective surnames, given names, dates and places of birth and domiciles, are prepared by the Chief Executive Officer and posted at least five weeks prior to the election date. One list of voters is prepared for each of the two groups. Within fifteen days after the lists are posted, any voter may submit a request to the Chief Executive Officer either that another voter who was omitted be registered, or that another voter who was erroneously registered be removed from the list. Within the same time period, any person whose name was omitted may also submit a request for registration.
The candidates must belong to the group whose votes they are seeking.
In each group of voters, each announcement of a candidacy must specify not only the name of the candidate, but also the name of any successor.
The Chief Executive Officer closes and posts the lists of candidates at least three weeks prior to the election date.
In the absence of a candidate for a given group, the seat of the director representing such group shall remain vacant for the entire term for which it would have been filled.
Results are recorded in minutes which shall be posted no later than three days after voting is closed. The company shall keep a copy of the minutes in its records.
The organisation of elections and their requirements are determined by the Chief Executive Officer and shall be posted no less than five weeks prior to the date of the election.
Voting procedures are determined by Articles L.225-28 et seq. of the Commercial Code. Any voter may vote either in person at the locations provided for that purpose, or by mail.
If no candidate for a given group obtains a majority of the votes cast on the first ballot, a second ballot shall be held within fifteen days.

Article 11 - Non-voting Directors (*"Censeurs"*)

Upon recommendation from the Chairman, the Board of Directors may appoint one or more non-voting directors.

Non-voting directors shall be notified of and participate in meetings of the Board of Directors in an advisory capacity.

They are appointed for a term of three years and may not be reappointed for more than four terms. They may be dismissed by the Board at any time.

As consideration for services rendered, they may be remunerated as determined by the Board of Directors.

Article 12 - Directors' shares

Each director must own at least one share. If, on the date of his appointment or during his term of office, a director does not own or no longer owns at least one share and fails to correct this situation within three months, he will be deemed to have resigned.

Article 13 - Board of Directors' Meetings

1. The Board of Directors shall meet as often as the interests of the company so require, upon notice by its Chairman, by any person authorised for that purpose by the Board of Directors, or by at least one-third of its members to address a specific agenda if the last meeting was held at least two months previously.
   If necessary, the Chief Executive Officer may request the Chairman to call a meeting of the Board of Directors to address a specific agenda.
   Meetings may be held at the registered office or at any other place specified in the notice of the meeting.
   Generally, notice of a meeting shall be given at least three days in advance by letter or by any other means. However, if all of the directors so agree, notice may be given orally and need not be in advance.
   Notices of meetings shall set forth the principal items of business on the agenda.
2. The physical presence of at least one half of the directors is required for deliberations to be valid.
   At the Chairman's request, employees in positions of responsibility in the group may attend Board meetings.
   A majority of the votes of the directors present or represented is required for a resolution to pass. Each director has one vote and is not authorised to represent more than one of his fellow directors.
   The Chairman shall cast the tie-breaking vote in the event of a tie.
   The directors and any individuals requested to attend the Board of Directors' meetings must exercise discretion with respect to the Board's deliberations and any confidential information and documents described as such by the Chairman of the Board of Directors.

Article 14 - Powers of the Board Of Directors

The Board of Directors determines and ensures compliance with the business focus of the company.

Except for the powers expressly reserved for the General Meeting of Shareholders and within the limits established by the company's object, the Board of Directors is responsible for all issues related to the company's operations and business. In its relations with third parties, the company may be bound by the acts of the Board of Directors which fall outside the company's object unless the company can prove that the said third party knew that the act was ultra vires or that it could not have been unaware, in light of the circumstances, that the act was ultra vires. The publication of the Articles of Association shall not constitute proof thereof.

The Board of Directors may conduct any inspections or audits that it deems necessary. Each director shall receive the information necessary to accomplish the Board's duties; management shall furnish to any director those documents that the said director deems necessary or appropriate.

The Board of Directors may create committees responsible for studying such issues as may be put to it by its chairman, or as it may itself identify, and determine the authority thereof.

The Board shall be responsible for determining the composition and powers of any such committees, which shall do their work under its authority.

Article 15 - Chairmanship of the Board of Directors

In accordance with Article L.512-49 of the Monetary and Finance Code, the Board of Directors shall elect a Chairman from among its members who are directors of a Regional Bank and shall fix his term of office, which may not exceed his term of office as a director.

The Board of Directors shall elect one or more Vice-Chairmen whose term shall also be established by the Board, but which may not exceed his (their) term of office as a director.

The Chairman of the Board of Directors represents the Board of Directors. He organises and directs the activities thereof and reports to the General Meeting on the Board's activities.

He is responsible for the proper operation of the company's entities, and, in particular, insures that directors are able to fulfil their duties.

As an exception to the provisions of the last paragraph of Article 10-1, the age limit for serving as Chairman of the Board of Directors is 67. Subject to this age limit, and as an exception to the provisions of article 10-2, paragraph 3, an incumbent Chairman may seek a fifth consecutive term of office.

Article 16 - General Management

16-1 CHIEF EXECUTIVE OFFICER

In accordance with Article 512-49 of the Monetary and Finance Code, the Board of Directors appoints the Chief Executive Officer of the company and may terminate his appointment.

The Chief Executive Officer shall enjoy the broadest powers to act on behalf of the company in all cases. He may exercise his authority within the limits of the company's object and subject to that authority expressly reserved for General Meetings and the Board of Directors.

He represents the company in its relations with third parties.

The company shall be bound by those actions of the Chief Executive Officer which are ultra vires unless the company can prove that the said third party knew that the act was ultra vires or that it could not have been unaware, in light of the circumstances, that the act was ultra vires. Publication of the Articles of Association shall not constitute proof thereof.

Provisions of the Articles of Association and decisions of the Board of Directors that limit the Chief Executive Officers' powers are not binding on third parties.

The Chief Executive Officer shall attend the meetings of the Board of Directors.

He shall appoint all employees and fix their compensation.

He may delegate part of his authority to as many individuals as he deems advisable.

16-2 DEPUTY CHIEF EXECUTIVE OFFICERS

At the request of the Chief Executive Officer, the Board of Directors may appoint one or more persons responsible for assisting the Chief Executive Officer who shall have the title "Deputy Chief Executive Officer" ("directeur général délégué").

There may not be more than five Deputy Chief Executive Officers.

With the consent of the Chief Executive Officer, the Board of Directors shall determine the scope and term of the authority granted to the Deputy Chief Executive Officers.

Deputy Chief Executive Officers shall have the same authority as the Chief Executive Officer with respect to third parties.

In the event that the Chief Executive Officer ceases or is unable to perform his duties, the Deputy Chief Executive Officers shall continue to perform their duties until the appointment of a new Chief Executive Officer, unless the Board of Directors decides otherwise.

Article 17 - General provision on age limits

Any officer or director who reaches the age limit set by the Articles of Association or the law shall be deemed to have resigned at the close of the Annual General Meeting of Shareholders that follows said anniversary date.

Article 18 - Directors' remuneration

The General Meeting may elect to pay directors' fees. The Board of Directors shall allocate any such fees as it deems fit.

Article 19 - Statutory Auditors

Audits of the accounts shall be exercised in accordance with the law by two Statutory Auditors appointed by the Ordinary General Meeting of Shareholders; the Meeting shall also appoint two alternate Statutory Auditors.

The term of office of the Statutory Auditors shall be six financial years.



Statutory Auditors whose term of office expires may be re-appointed.

The Statutory Auditors may act jointly or separately, but must submit a joint report on the company's accounts. They must submit their report to the Annual Ordinary General Meeting of Shareholders.

Article 20 - General Meetings of Shareholders

Decisions of the shareholders as a group shall be taken at General Meetings which are either ordinary, extraordinary or special depending on the decisions they are called upon to take.

All of the shareholders in a single class convene in Special Meetings to vote on any modification to the rights attached to shares in that class. Special Meetings are called and shall deliberate in the same manner as Extraordinary General Meetings.

Decisions adopted at General Meetings are binding on all shareholders.

Article 21 - Notice and venue of General Meetings of Shareholders

General Meetings of Shareholders shall be convened and shall deliberate in accordance with the applicable laws and regulations.

General Meetings of Shareholders may be held at the registered office or at any other place specified in the notice of the meeting.

Article 22 - Agenda and minutes

The person calling the Meeting shall draft the agenda for the Meeting in accordance with the applicable laws and regulations.

Minutes must be drawn up and copies or extracts of the deliberations shall be issued and certified in accordance with the law.

Article 23 - Access to meetings

Any shareholder, regardless of the number of shares he owns, has the right to attend General Meetings of Shareholders and to participate in their deliberations, either personally, by proxy or by remote voting, provided that:

- for holders of registered shares, the said shares have been registered with the company;
- for holders of bearer shares, a certificate from an authorised intermediary has been filed at the location indicated in the Meeting notice confirming that the shares registered in the account on the filing date may not be transferred until the day following the Meeting date.

Said formalities must be completed at least five days prior to the Meeting. Should it be in the interest of all shareholders, the Board of Directors may reduce this period.

If a shareholder cannot personally attend a Meeting, he may participate in one of the following three ways:

- be represented by another shareholder or his spouse;
- use remote voting; or
- forward a proxy to the company without naming a proxy holder as provided by applicable laws and regulations.

Shareholders of the company who are not domiciled in France may be registered in an account and be represented at Meetings by an intermediary registered on their behalf which has a general power of attorney to manage the shares, provided that, when it opened its account, the said intermediary informed the Company or the financial intermediary which maintains the account of its capacity as the intermediary holding the shares on another's behalf in accordance with applicable laws and regulations.

Upon a decision of the Board of Directors published in the meeting notice and invitation to shareholders, shareholders may participate in general meetings by videoconferencing and vote at those meetings via telecommunications technology. The chairman of the board of directors shall set the terms governing participation and voting, whilst ensuring that the procedures and technologies used permit the identity of voting shareholders to be authenticated and ensure that the votes are accurately recorded.

Article 24 - Attendance list - Officers of the Meeting

1. An attendance list setting out the information required by law is kept for each Meeting of Shareholders.
   This list, which must be duly initialled by all shareholders present and by their proxies, and to which are attached all proxy forms given to each of the proxies and any ballots cast by mail, shall be certified as accurate by the officers of the Meeting.
2. The Chairman of the Board, or in his absence a Vice-Chairman or a director expressly authorised for that purpose by the Board of Directors, shall chair Meetings of Shareholders.
   If a Meeting of Shareholders is convened at the request of one or more Statutory Auditors, one of the Statutory Auditors shall chair the Meeting.
   Whenever the person entitled or designated to preside is absent, the Meeting of Shareholders shall elects its Chairman.
   The officers of the Meeting appoint a secretary who needs not be a shareholder.
   The officers of the Meeting are in charge of verifying, certifying and signing the attendance list, ensuring that the debate is conducted in good order, resolving problems which may arise during the meeting, checking the ballots cast and ensuring that they are not void, and ensuring that minutes of the Meeting are drawn up.

Article 25 - Quorum - Voting - Number of votes

The quorum at Ordinary and Extraordinary General Meetings of Shareholders is calculated on the basis of the total number of shares making up the share capital, and at Special General Meetings of shareholders, on the basis of the total number of shares of the relevant class, less those shares not entitled to vote in accordance with the provisions of the law.

In the case of remote voting, only ballots received by the company prior to the meeting within the time periods and under the conditions prescribed by the applicable laws and regulations shall be counted.

In the event of a proxy vote without naming a proxy holder, the Chairman shall add a vote in favour of the resolutions presented or approved by the Board of Directors and a vote against all other resolutions.

Except in the case of special powers of attorney provided for by law, each shareholder at a Meeting shall have as many votes as shares he holds for which all capital calls have been met.

At all Ordinary and Extraordinary General Meetings of Shareholders and all Special Meetings of Shareholders, the voting rights attached to shares having a beneficial owner shall be exercised by the beneficial owner.

The company shall have the right to request from an intermediary registered on behalf of a shareholder who is not domiciled in France, but which has a general power of attorney to manage the securities of that shareholder, to provide a list of shareholders which it represents whose votes will be exercised at a Meeting.

The votes or proxies exercised by an intermediary which has not disclosed that it is acting in that capacity in accordance with applicable laws and regulations or the present Articles of Association, or which has not disclosed the identity of the securities holders, shall not be counted.

Article 26 - Ordinary General Meetings

1. All decisions which do not amend the Articles of Association are taken by the Ordinary General Meeting of Shareholders.
   The Ordinary General Meeting must meet at least once a year within the period prescribed by the applicable laws and regulations to consider and vote on the accounts for the prior financial year.
   Its powers include the following:
   - to approve, modify or reject the accounts submitted to it;
   - to decide on the distribution and allocation of profit in accordance with the Articles of Association;
   - to discharge or refuse to discharge directors;
   - to appoint and dismiss directors;
   - to approve or reject temporary appointments of directors by the Board of Directors;
   - to appoint the Statutory Auditors;
   - to consider and vote on the special report of the Statutory Auditors concerning transactions subject to prior authorisation by the Board of Directors.
2. The deliberations of the Ordinary General Meeting of Shareholders convened following the first notice shall be valid only if the shareholders present, represented or voting by mail at the meeting hold, in the aggregate, at least one fourth of all voting shares.
   There is no quorum requirement for the Meeting following the second notice.
   In order to pass, resolutions require a majority of the votes of the shareholders present, represented or voting by mail.

Article 27 - Extraordinary General Meetings

1. The Extraordinary General Meeting of Shareholders shall have exclusive authority to amend any of the provisions of the Articles of Association. However, it shall not increase the obligations of the shareholders other than through transactions, duly authorised and carried out, which are the result of an exchange or consolidation of shares.
2. The deliberations of the Extraordinary General Meeting of Shareholders convened following the first notice shall be valid only if the shareholders present, represented or voting by mail at the meeting hold, in the aggregate, at least one-third of all voting shares, or one fourth of all voting shares following the second notice. If this last quorum is not met, the second Meeting may be postponed to a date not more than two months after the date for which it was scheduled.
   In order to pass, resolutions require a two-thirds majority of the votes of the shareholders present, represented or voting by mail.
3. Whenever several classes of shares exist, no change in the rights of any class of shares may be authorised without an affirmative, valid vote of an Extraordinary General Meeting open to all shareholders and, in addition, an affirmative, valid vote of a Special General Meeting open only to the shareholders of the relevant class.
4. Notwithstanding the foregoing provisions, and as permitted by law, a General Meeting of Shareholders which approves a capital increase through the capitalisation of reserves, profits or share premiums shall be subject to the same quorum and majority voting requirements as an Ordinary General Meeting of Shareholders.

Article 28 - Financial year

The financial year shall begin on 1st January and end on 31st December of each year.

Article 29 - Determination, allocation and distribution of profit

Five per cent of the profit for a financial year less any accumulated losses shall be posted to the legal reserve until the reserve reaches one-tenth of the share capital.



The balance, increased by retained earnings, if any, shall constitute the distributable profit which the General Meeting of Shareholders shall:

- allocate to one or more ordinary or extraordinary, optional reserve accounts, with or without a specific purpose,
- rateably distribute to shareholders as a dividend.

The General Meeting of Shareholders may offer each shareholder a choice between payment of all or part of the distributed dividend or advances thereon in cash or shares.

Article 30 - Dissolution - Liquidation

At the end of the life of the company or if it is dissolved in advance by an Extraordinary General Meeting of Shareholders, said Meeting shall fix the rules governing liquidation. It shall appoint one or more liquidators in accordance with the quorum and majority voting requirements applicable to Ordinary General Meetings.

The liquidator shall represent the company. He shall be vested with the broadest powers to dispose of its assets, even informally. He is authorised to pay creditors and distribute the remaining balance.

The General Meeting of Shareholders may authorise the liquidator to continue pending business or to undertake new business for the purpose of the liquidation.

The net assets remaining after repayment of the par value of the shares shall be distributed among the shareholders rateably.

Article 31 - Disputes

Courts having jurisdiction under ordinary law shall resolve any dispute which may arise during the life of the company or during liquidation following dissolution, either between the shareholders, the managing and governing bodies and the company, or among the shareholders themselves, in connection with corporate business or compliance with the provisions of these Articles of Association.

Acquisitions made by Crédit Agricole S.A. over the past three years

Completed acquisitions

Date	Acquisition	Financing
02/01/2003	**Intesa BCI Bank (Suisse)** Crédit Agricole Indosuez (CAI) acquires Intesa BCI Bank (Suisse) in asset management. This company is merged with CAI (Suisse) S.A. in September 2003; CAI (Suisse) S.A. in turn is merged with Crédit Lyonnais (Suisse) S.A. in May 2005 to create Crédit Agricole Suisse S.A.	Acquisitions financed by Crédit Agricole S.A. subordinated and non-subordinated medium-term notes and by Tier 1 capital generated and retained during the year.
26/02/2003	**Finaref** Crédit Agricole S.A. acquires 61% of Finaref from Pinault Printemps for €1.54 billion.	
06/06/2003	**Crédit Lyonnais** Offer for Crédit Lyonnais closes. Crédit Agricole S.A. subsequently controls 92% of Crédit Lyonnais.	**Financing of the offer (in millions of euros):** Acquisition of Crédit Lyonnais shares by SACAM Développement: 997 Crédit Agricole S.A. share issue: 2,152 Core capital issued by Crédit Agricole S.A. (hybrid equity securities included in consolidated core capital as presented above): 3,100 *- of which core capital issued directly and subscribed for indirectly by Regional Banks 1,850* *- of which core capital issued indirectly (preference shares) 1,250* Tier 2 capital issued by Crédit Agricole S.A. (perpetual subordinated notes) 2,000 Crédit Agricole S.A. cash and cash equivalents 2,644 **Total 10,893**
07/07/2003	**Crédit Agricole Belge** Crédit Agricole S.A. acquires 10% of a French holding company that controls 66.67% of CA NV Landbouvkrediet (Crédit Agricole Belge); the Nord de France and Nord Est Regional Banks control 90% of the holding company.	These acquisitions made in 2003 were financed by Crédit Agricole S.A. subordinated and non-subordinated medium-term notes and by Tier 1 capital generated and retained during the year.
09/07/2003	**Credibom** Sofinco acquires 45% of Credibom, Banco Esperito Santo's consumer credit subsidiary, for €78.75 million. After this acquisition, Sofinco controls 85% of Credibom's share capital.	
01/12/2003	**Finaref** Crédit Agricole S.A. acquires 14.5% of Finaref from Pinault Printemps Redoute, thereby increasing its stake in Finaref to 75.5%.	
01/03/2004	**Dan-aktiv A/S** Crédit Agricole S.A. purchases from F Group A/S of Denmark 100% of its consumer credit subsidiary Dan'Aktiv A/S for €53 million.	Acquisitions made in 2004 were financed by Crédit Agricole S.A. subordinated and non-subordinated medium-term notes and by Tier 1 capital generated and retained during the year.
08/03/2004	**Rue Impériale / Eurazeo** Rue Impériale is merged with and into Eurazeo; UI's and IDIA's assets are transferred to Eurazeo. These assets consist of 12.6% of Fraikin, 6% of Bluebirds Participation and 0.6% of Veolia Environnement.	
29/03/2004	**Finaref** Crédit Agricole S.A. acquires 14.5% of Finaref from Pinault Printemps Redoute for €372 million, thereby increasing its stake in Finaref to 90%.	
17/09/2004	**Eurofactor** Crédit Agricole S.A. acquires 49.09% of Eurofactor, a factoring company, from Euler Hermes, for €188 million.	
20/09/2004	**Cordier Mestrezat** Crédit Agricole S.A.'s offer to purchase six properties from Cordier Mestrezat after that company puts up its property assets for sale is accepted.	



Date	Acquisition	Financing
03/01/2005	**Banco Comercial Portugues (BCP)** Sofinco acquires the 'household equipment' finance business of Credibanco, BCP's specialised finance company, for €65 million.	Acquisitions made in 2005 were financed by Crédit Agricole S.A. subordinated and non-subordinated medium-term notes and by Tier 1 capital generated and retained during the year.
01/02/2005	**Finaref** Crédit Agricole S.A. acquires an additional 10% of Finaref from Pinault Printemps Redoute for €265 million, thereby increasing its interest in Finaref to 100%.	
24/06/2005	**Meridian Bank AD** Crédit Agricole S.A. acquires 71% of Meridian Bank AD, a Serbian retail bank.	
30/05/2005	**Nextra** Crédit Agricole S.A. and Banca Intesa enter into an agreement under which Crédit Agricole Asset Management will control 65% of the entity resulting from the merger of Banca Intesa subsidiary Nextra Investment Management sgr (Nextra) and CAAM's Italian subsidiary CAAM sgr. 22/12/2005: The agreement enters its operational phase: with CAAM's acquisition of 65% of Nextra for €816 million (with adjustment clauses of ±€65 million; and the Intesa group's acquisition of 35% of CAAM sgr (scheduled to take place in 2006).	
04/07/2005	**Crédit Agricole Caisse d'Epargne Investor Services (CACEIS)** Crédit Agricole S.A. and Caisse Nationale des Caisses d'Épargne (CNCE) combine their respective Securities Services business lines, dedicated to depositary, custody, clearing, fund administration and corporate trust services for Institutional and Corporate clients, in France and abroad.	
07/07/2005	**CP Leasing and Credilar** Sofinco acquires CP Leasing in the Czech Republic and Credilar in Portugal.	
31/10/2005	**Achmea group businesses** The Crédit Agricole S.A. Group acquires the custody and fund administration and private banking operations of Achmea in Luxembourg.	
22/12/2005	**Tunisie Factoring** Eurofactor increases its interest in Tunisie Factoring from 9.09% to 36.36%.	

Note: We cannot disclose certain information about investment amounts without violating confidentiality agreements or revealing information to our rivals that could be detrimental to us.

Acquisitions in progress

New acquisitions announced after the end of 2005 and for which the management bodies have already made firm commitments are described in the Management Report, in the section entitled "Recent trends and outlook".

New products and services

Crédit Agricole Group entities offer customers new products and services to customers on a regular basis. Information is available on the Group's web sites, and more specifically in press releases that may be consulted at www.credit-agricole-sa.fr

Important agreements

At the time of Crédit Agricole S.A.'s initial public offering in 2001, CNCA (now Crédit Agricole S.A.) entered into a Protocol Agreement with the Regional Banks, primarily for the purpose of governing internal relationships within the Crédit Agricole Group. The provisions of the Agreement required the establishment of a Fund for Liquidity and Solvency Banking Risks to enable Crédit Agricole S.A. to discharge its duties as central body, by providing assistance to Regional Banks in difficulty. The main provisions of the Agreement are described in Chapter III of the Crédit Agricole S.A. shelf-registration document registered with the Commission des Opérations de Bourse on 22 October 2001 under number R.01-453.

Furthermore, since the mutualisation of CNCA in 1988, in the event of insolvency or a similar event affecting Crédit Agricole S.A., the Regional Banks have undertaken to intercede with Crédit Agricole S.A.'s creditors to cover any asset shortfalls. The Regional Banks' potential commitment pursuant to this guarantee is equal to the sum of their share capital and reserves

Other than these provisions, as of this date, Crédit Agricole S.A. has not entered into any material agreements, other than those concluded in the normal course of its business operations, which confer a significant obligation or commitment upon the Group as a whole.

Trend information

There has been no significant deterioration in Crédit Agricole S.A.'s prospects since 31 December 2005, the date of the latest audited, published financial statements.

See the "Recent rends and outlook" section of the management report.

Significant changes

Since 31 December 2005, there have been no exceptional events or pending litigation that are likely to have a material impact on the financial position, business operations, results or assets of Crédit Agricole S.A. parent company and Group.

▶ Documents on display

This document is available on the websites of Crédit Agricole S.A. (www.credit-agricole-sa.fr) and of the Autorité des Marchés Financiers (www.amf-france.org).

Financial press releases, annual reports, shelf-registration documents and their updates for the current year and for previous years as from the company's flotation are available on its website (www.credit-agricole-sa.fr).

Crédit Agricole S.A.'s articles of association are reproduced in full in this document (page 250).

▶ Crédit Agricole S.A. publications

The annual Information Report below lists information that Crédit Agricole S.A. has published or disclosed over the past 12 months to fulfil legal or regulatory disclosure obligations applying to financial instruments, issuers of financial instruments and financial instrument markets as required by article 221.1.1 of the AMF General Regulations, as amended by the decree of 1 September 2005.

1. Shelf-registration document and updates

Published on the websites of Crédit Agricole S.A. (www.credit-agricole-sa.fr) and of the *Autorité des Marchés Financiers* (www.amf-france.org):

Date of publication	Document description
17/03/2005	Shelf-registration document, AMF registration no. D.05-0233
20/04/2005	Update of the shelf-registration document, AMF registration no. D.05-0233-A01
04/05/2005	Update of the shelf-registration document, AMF registration no. D.05-0233-A02
09/06/2005	Update of the shelf-registration document, AMF registration no. D.05-0233-A03
12/07/2005	Update of the shelf-registration document, AMF registration no. D.05-0233-A04
15/09/2005	Update of the shelf-registration document, AMF registration no. D.05-0233-A05
22/11/2005	Update of the shelf-registration document, AMF registration no. D.05-0233-A06

2. Issues, prospectuses and offering circulars

Published on the *Autorité des Marchés Financiers* website (www.amf-france.org):

Date of publication	Document description
23/03/2005	Issue and admission of redeemable subordinated notes - AMF approval no. 05-0170
12/04/2005	Issue of variable-rate notes - AMF approval no. 05-0250
18/04/2005	Employee share issue - AMF approval no. 05-0269
27/04/2005	Share buyback programme - AMF approval no. 05-0310
10/06/2005	Issue and admission of perpetual subordinated notes - AMF approval no. 05-0533
21/06/2005	Admission of TSR Radian - AMF approval no. 05-576
30/06/2005	Employee share issue - AMF approval no. 05-0622
23/09/2005	Issue and admission of redeemable subordinated notes - AMF approval no. 05-0685
24/10/2005	Issue and admission of redeemable subordinated notes Radian - AMF approval no. 05-729
25/11/2005	Issue and admission of redeemable subordinated notes - AMF approval no. 05-0813
25/11/2005	Issue and admission of redeemable subordinated notes - AMF approval no. 05-0814
13/02/2006	Issue and admission of redeemable subordinated notes - AMF approval no. 06-0042
16/02/2006	Issue and admission of redeemable subordinated notes - AMF approval no. 06-0045

Published on the Luxembourg Bourse website (www.bourse.lu) and approved by the CSSF:

Date of publication	Document description
29/03/2005	Issue and admission of medium-term notes
30/03/2005	Issue and admission of medium-term notes
27/04/2005	Issue and admission of medium-term notes
28/04/2005	Issue and admission of medium-term notes
06/05/2005	Issue and admission of medium-term notes
09/05/2005	Issue and admission of medium-term notes
10/05/2005	Issue and admission of medium-term notes
24/05/2005	Issue and admission of medium-term notes
27/05/2005	Issue and admission of medium-term notes
23/06/2005	Issue and admission of medium-term notes
30/09/2005	Euro Medium Term Notes Programme (EMTN)
13/10/2005	Issue and admission of medium-term notes
14/10/2005	Issue and admission of medium-term notes
21/10/2005	Issue and admission of medium-term notes
28/10/2005	Issue and admission of medium-term notes
31/10/2005	Issue and admission of medium-term notes
09/11/2005	Issue and admission of super-subordinated notes
23/11/2005	Supplement 1 to EMTN Programme
07/12/2005	Issue and admission of medium-term notes
12/12/2005	Issue and admission of medium-term notes
13/12/2005	Issue and admission of redeemable subordinated notes
19/12/2005	Issue and admission of medium-term notes
15/02/2006	Issue and admission of medium-term notes
16/02/2006	Issue and admission of medium-term notes
17/02/2006	Issue and admission of medium-term notes
20/02/2006	Supplement 2 to EMTN Programme
22/02/2006	Issue and admission of medium-term notes
23/02/2006	Issue and admission of medium-term notes
24/02/2006	Issue and admission of super-subordinated notes
28/02/2006	Issue and admission of medium-term notes
01/03/2006	Issue and admission of medium-term notes
14/03/2006	Supplement 3 to EMTN Programme

Published on the websites of S.A. Crédit Agricole (Belgique) (www.credit-agricole.be) and approved by the CBFA:

Date of publication	Document description
02/05/2005	Issue and admission of medium-term notes
09/09/2005	Issue and admission of medium-term notes

Published on the website of SWX SWISS Exchange (www.swx.com) and approved by SWX SWISS Exchange:

Date of publication	Document descriptionrip
13/01/2006	Issue and admission of medium-term notes

3. Press releases

Published on Crédit Agricole S.A. website (www.credit-agricole-sa.fr) or the Autorité des Marchés Financiers website (www.amf-france.org):

Date of publication	Document description
09/03/2005	Press release: Crédit Agricole S.A - Sharp increase in 2004 results
15/03/2005	Disclosure of trading in own shares - 07 March 2005
22/04/2005	Press release: IAS/IFRS conversion impact
19/05/2005	Press release: Crédit Agricole S.A. General Shareholders' Meeting
23/05/2005	Press release: Agreement to take a stake in Meridian Bank AD (Serbia)
30/05/2005	Press release: Plan to merge the asset management activities of Crédit Agricole S.A. and Banca Intesa
01/06/2005	Disclosure of trading in own shares - 25 May 2005
02/06/2005	Press release: Crédit Agricole S.A. first-quarter 2005 results up sharply
10/06/2005	Disclosure of trading in own shares - 10 June 2005
10/06/2005	Disclosure of purchase of Crédit Agricole S.A. shares by SAS Rue La Boétie
15/06/2005	Disclosure of purchase of Crédit Agricole S.A. shares by SAS Rue La Boétie
17/06/2005	Disclosure of trading in own shares - 10 June 2005
20/06/2005	Disclosure of purchase of Crédit Agricole S.A. shares - 20 June 2005
28/06/2005	Disclosure of trading in own shares - 20 June 2005
07/07/2005	Radian: Chairman's report on internal control
07/07/2005	Radian: Statutory Auditors' general report
07/07/2005	Radian: Statutory Auditors' report on the Chairman's report on internal control
18/07/2005	Rights issue reserved for Crédit Agricole Group employees
25/07/2005	Disclosure of trading in own shares - 15 to 18 June 2005
02/08/2005	Groupement des Provinces de France - Chairman's report on internal control
02/08/2005	Groupement pour le Financement des Entreprises Régionales: Chairman's report on internal control
09/08/2005	Disclosure of trading in own shares - 01 to 05 August 2005
25/08/2005	Disclosure of trading in own shares - 16 to 19 August 2005
25/08/2005	Disclosure of trading in own shares - 16 to 19 August 2005
07/09/2005	Press release: Crédit Agricole S.A. half-year 2005 results
07/09/2005	Crédit Agricole Group employee share issue
14/09/2005	Press release: Crédit Agricole S.A. to acquire the fund administration and custody and private banking businesses of Achmea in Luxembourg
16/09/2005	Disclosure of trading in own shares - 08 to 13 September 2005
21/09/2005	Disclosure of purchase of Crédit Agricole S.A. shares
27/09/2005	Disclosure of trading in own shares - 19 to 26 September 2005
28/09/2005	Disclosure of purchase of Crédit Agricole S.A. shares
05/10/2005	Disclosure of trading in own shares - 27 September to 10 October 2005
05/10/2005	Disclosure of management trading in Crédit Agricole S.A. shares
14/10/2005	Disclosure of purchase of Crédit Agricole S.A. shares
18/10/2005	Disclosure of trading in own shares - 10 to 17 October 2005
19/10/2005	Press release: Predica and Crédit Agricole Private Equity acquire a stake in Altarea
26/10/2005	Disclosure of management trading in Crédit Agricole S.A. shares
28/10/2005	Disclosure of trading in own shares - 20 October 2005
03/11/2005	Disclosure of purchases of Crédit Agricole S.A. shares - 26 to 28 October 2005
07/11/2005	Disclosure of trading in own shares - 31 October to 4 November 2005
16/11/2005	Press release: Crédit Agricole S.A. third-quarter 2005 results
06/12/2005	Disclosure of trading in own shares
14/12/2005	Disclosure of trading by a company executive
14/12/2005	Disclosure of trading in own shares
20/12/2005	Disclosure of trading in own shares - 12 to 16 December 2005

Date of publication	Document description
22/12/2005	Press release Crédit Agricole - Banca Intesa
29/12/2005	Disclosure of trading in own shares
06/01/2006	Disclosure of trading in own shares - 28 December 2005 to 02 January 2006
17/01/2006	Disclosure of trading in own shares
25/01/2006	Disclosure of trading in own shares
27/01/2006	Disclosure of trading in own shares - 18 to 24 January 2006

4. Information on the Annual and Extraordinary General Meeting of 18 May 2005

Date of publication	Document description	
22/04/2005	Crédit Agricole S.A. 2004 parent-company and consolidated financial statements	BALO no. 48 -
18/05/2005	Notice of Crédit Agricole S.A. 2005 annual meeting	Publications available on Crédit Agricole S.A. website (www.credit-agricole-sa.fr)
18/05/2005	Minutes of annual general meeting	
27/05/2005	Results of voting on resolutions	BALO no. 63 -
06/07/2005	Post-AGM notice (resolution on appropriation of net income, auditors' report, etc.)	BALO no. 80 -
12/10/2005	Crédit Agricole S.A. interim consolidated financial statements (six months to 30 June 2005)	BALO no. 122 -

Information concerning the share capital

▶ Changes in ownership over the past three years

% ownership	31/12/2003	31/12/2004	31/12/2005
SAS Rue la Boétie *	52.4%	53.9%	54.7%
SNC Crédit Agricole Transactions **	1.0%	-	-
Treasury shares ***	1.1%	2.0%	1.8%
Employees (company investment funds, employee share ownership plan)	5.0%	4.5%	5.8%
Public	40.5%	39.6%	37.7%

* *SAS Rue La Boétie is wholly-owned by the Regional Banks.*

** *Dissolved on 17 February 2003.*

*** *Shares held directly as part of share buyback programmes and recorded in the balance sheet of Credit Agricole S.A. to cover allotted stock options.*

There has been little change in the ownership structure since 2003. The Regional Banks control a majority of Crédit Agricole S.A. through SAS Rue la Boétie. At 31 December 2005, after purchases of shares, the Regional Banks owned 54.7% of the share capital compared with 53.9% at 31 December 2004.

Following the rights issue reserved for Crédit Agricole Group employees carried out 2005, employee ownership through company investment funds increased from 4.5% (66,482,278 shares) at 31 December 2004 to 5.8% (87,223,339 shares) at 31 December 2005.



▶ Other information concerning the share capital and major shareholders

There are currently no shareholders' agreements.

Crédit Agricole S.A. has not issued any securities giving rights to the share capital other than those described in the paragraph entitled "Changes in share capital over the past five years" on page 97 of the shelf-registration document, or any securities giving rights to the potential share capital or shares carrying double voting rights. Nor has it pledged any of its shares as collateral.

To the knowledge of Crédit Agricole S.A., no shareholder other than SAS Rue la Boétie owns 5% or more of the share capital or voting rights.

Control over the issuer

The shareholder relationships between Crédit Agricole S.A. and the Regional Banks are described in the notes to the financial statements under "General framework" on page 117 of this document.

Control over Crédit Agricole S.A. is described in Chapter 2, "Corporate governance".

The Regional Bank representatives hold 62% of the seats on Crédit Agricole S.A.'s Board of Directors. This illustrates the desire of Crédit Agricole S.A.'s leading shareholder (SAS Rue La Boétie, which is owned by the Regional Banks and held 55.7% of the voting rights at 31 December 2005) to give the Regional Banks a broad representation to reflect the Crédit Agricole Group's decentralised structure. Four seats are allocated to outside Directors. The outside Directors play an extremely important role on the Board. Three are chairmen of the Board's special committees (Audit and Risks, Compensation, Appointments and Governance).

There are no arrangements, the operation of which may at a subsequent date result in a change in control of the issuer.

Dividend policy

The dividend policy is determined by the Board of Directors of Crédit Agricole S.A. This policy may inter alia take account of company earnings and financial condition, as well as the dividend policy practices of leading French and international companies in the sector. Crédit Agricole S.A. gives no guarantee as to the amount of the dividend which will be paid in any given year.

Under the 2006-2008 Development Plan presented at the end of 2005, Crédit Agricole S.A. has set a minimum payout target of 30%-35%.

▶ Purchase by the company of its own shares

(Resolution adopted by the shareholders at the annual general meeting of 18 May 2005)

Sixteenth resolution (Grant of authority to the Board of Directors to trade in the company's shares).

Having familiarised themselves with the Board of Directors' management report and the information memorandum approved by the *Autorité des Marchés Financiers*, and voting in accordance with the quorum and majority requirements for ordinary meetings, the shareholders hereby authorise the Board of Directors, with the right to further delegate this authority under the conditions provided by law, to trade in the company's own shares in accordance with provisions of Articles L.225-209 *et seq.* of the *Code de commerce* and European Commission Regulation 2273/2003 of 22 December 2003.

This authority, which replaces the authority granted at the ordinary general meeting of 19 May 2004, is valid until renewed at a future ordinary general meeting and, in any event, for a maximum period of eighteen (18) months from the date of this meeting.

Shares purchases made by the Board of Directors pursuant to this authority may under no circumstances result in the company holding more than ten per cent (10%) of its share capital.

Under the share buyback programme established by the company, shares may be purchased, sold or otherwise transferred on one or more occasions and by all and any means, including on the market, over the counter or by way of derivatives traded on regulated markets or over the counter (such as call and put options or any combination thereof) as provided for by the appropriate market authorities and at such times as the Board of Directors or its duly authorised representative deems appropriate. The portion of the share repurchase programme completed through block purchases may cover the entire programme.

The number of shares purchased may not exceed 10% of the total number of shares comprising the company's share capital on the date of purchase, and the maximum number of shares held after said purchases may not exceed 10% of the share capital.

The total cost of all such share purchases made during the term of this authority may not exceed €2 billion. The purchase price may not be more than €35 and the selling price may not be less than €10. However, the shares may be allotted for no consideration in accordance with the provisions of the law.

This authority is designed to allow the company to trade in its own shares either on the market or over the counter for any purpose permitted by applicable laws or regulations, and more particularly:

1. to grant share options to some or all company employees and/or to some or all of its officers and directors who act as executives of the company or the companies or groupings affiliated with it as defined by Article L225-180 of the Commercial Code;
2. to allot shares in the company to the employees referred to above as part of an employee profit-sharing or share ownership plan and in connection with the transactions covered by Articles L.225-197-1 to L225-197-3 of the Code de commerce;
3. to hold the shares purchased with a view subsequently to exchanging them or using them to pay for a potential acquisition;
4. to ensure coverage of securities giving access to the company's share capital;
5. to ensure that liquidity is provided for the shares on the equity market by an investment services provider under a contract that complies with the AFEI (French Association for Investment Firms) Code of Conduct;
6. to retire the purchased shares, subject to adoption of the twenty-third resolution.

The purchase, sale and/or transfer of shares in the company by the Board of Directors pursuant to this authorisation may be undertaken at any time during the life of the share repurchase programme.

The company may also use the authority under this resolution and continue to implement its share repurchase programme as provided by law, and in particular by the provisions of Articles 231-1 *et seq.* of the General Regulations issued by the *Autorité des Marchés Financiers*, during a public cash or share offer made by or for the company.

The shareholders grant full powers to the Board of Directors to implement this authority and to determine the method of so doing, including without limitation placing stock market orders, signing deeds, entering into agreements, accomplishing formalities and filings, particularly with the *Autorité des Marchés Financiers*, and more generally, to do all that is necessary.

As required by articles L.225-209 and L.225-211 of the *Code de commerce*, the Board of Directors is required to provide shareholders with the following information concerning its use of the share buyback programme authorised at the annual general meetings of 19 May 2004 and 18 May 2005, for the period from 1 January 2005 to 31 December 2005. All share buybacks carried out during 2005 were used exclusively for the purpose of covering commitments to employees, either under employee share purchase plans or under the terms of the liquidity contract with Crédit Lyonnais employee.

Treasury shares

The table below summarises movements in treasury shares held by Crédit Agricole S.A.

	Quantity	Book value (in euros)		Trading fees	Percentage of share capital
Opening balance at 31/12/2004	29,324,633	19.52	572,490,220.73		1.99%
Purchased during the year	0				
Divested during the year	3,012,426	18.13	54,613,865.88	183,369.84	
CLOSING BALANCE AT 31/12/2005	26,312,207	19.68	517,876,354.85		1.76%

At 31 December 2005, all treasury shares purchased under the share buyback programme were allocated to cover stock option commitments.

Additional information

Details on estimates and forecasts presented at the investors' day held on 15 December 2005 on the Group's development plan.

Foreword

The information presented to investors contains historical data and estimates and forecasts, primarily relating to the Group's prospects, which was provided as trend information.

The only forecast within the meaning of European Regulation no. 809/2004 of 29 April 2004 (Chapter 1, Article 2, §10), is the EPS growth estimate of 10% over the period 2006-2008, which is covered by the statutory auditors' report on profit forecasts, which is reproduced below. This forecast was developed based on assumptions that are described in the statement below.

All or part of this information is based on assessments or decisions made by the management bodies of the Crédit Agricole S.A. Group, and these could evolve or change in the future.

By their nature, these data, and all the information taken into account in determining the said forecasts, may prove not to be accurate and could evolve or change in the future, primarily due to uncertainties over the environment in which the Crédit Agricole S.A. Group operates.

▶ Statement setting out the principal assumptions

(as required by European Regulation 809/2004, Annex IV, item 9-1):

Assumptions upon which the estimates or forecasts are based

The basis for the accounting information used for making the forecasts is consistent with the IFRC accounting policies and principles used by the Crédit Agricole S.A. Group in preparing the interim financial statements for the six months to 30 June 2005.

The Crédit Agricole S.A. Group's average annual EPS growth, which the analysts' consensus at the end of November 2005 set at 10% for the period 2006-2008, is based on the following principal assumptions:

Macroeconomic assumptions

- Trends in the economic environment in France and in the world will remain constant by comparison with trends prevailing at the end of 2005;
- Euro/dollar exchange range: approximately 1.2;
- Moderate rise in ECB interest rates.

Assumptions concerning Crédit Agricole S.A.

- There will be strong organic growth (net banking income), equal to at least the average observed over the past three years;
- Management costs will be controlled, leading to a 1.5 percentage point improvement in the cost/income ratio per year;
- There will be no major changes in the Crédit Agricole S.A. Group's financial risk management policy, which broadly insulates the Group from exposure to financial risks (interest rate and currency effect); the Group's current credit rating will remain stable. In this unchanged environment, in the interests of simplification, the effect due to volatility in derivatives at the proprietary asset management business line has been deemed to be immaterial;
- Potential changes in provisions for employee benefits arising from changes in the variables used to calculate such benefits have not been factored in;
- The cost of risk will rise from the historically low levels seen in recent months, without taking any stress scenario into account;
- Income from equity affiliates is based on the analysts' consensus for listed companies, and, for the unlisted companies, on the continuation of historical trends (in particular for the Regional Banks);
- The tax rate will be close to the average for the past three years;
- There will be no material impairment of assets;
- There will be no significant new legal issues or disputes over the period;
- The number of shares outstanding will be stable over the period.

SCOPE OF CONSOLIDATION

- Acquisitions: investments of €5 billion over the period financed entirely from cash flow, and in most cases, they will entail acquiring a controlling interest in the investee. These investments must meet stringent financial criteria; in particular, the return on investment within four years or less must be higher than the Group's cost of capital as of the date of the investment; no potential integration-related costs are taken into consideration;
- Disposals: no significant disposals over the period.

Statutory Auditors' report on profit forecasts

This is a free translation into English of the Statutory Auditors' report issued in the French language and is provided solely for the convenience of English speaking readers.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the attention of Mr Georges Pauget

Chief Executive Officer, Crédit Agricole S.A.

In our capacity as statutory auditors and pursuant to Regulation (EC) No. 809/2004, we have drawn up this report on the profit forecasts for the Crédit Agricole S.A. Group appearing on pages 21 and 91 of the prospectus on the Crédit Agricole S.A. issue of fixed-rate March 2006/March 2012-2018 redeemable subordinated notes with quarterly interest.

These forecasts and their significant underlying assumptions have been prepared under your responsibility, pursuant to the provisions of Regulation (EC) No. 809/2004 and the CESR recommendations pertaining to estimates.

Our responsibility is to express an opinion as to whether these forecasts have been properly compiled, in accordance with the terms set forth in Annex I, item 13.3 of Regulation (EC) No. 809/2004.

We performed our procedures in accordance with the professional guidelines applicable in France. Our work included assessing the procedures applied by Management in preparing the forecasts and performing such procedures needed to enable us to assess whether accounting principles used are consistent with those used to prepare the historical information on the Crédit Agricole S.A. Group. It also included compiling the information and explanations that we deemed necessary in order to obtain reasonable assurance as to whether the forecasts were correctly prepared on the basis of the stated assumptions.

We note that because forecasts are uncertain by nature, actual performance can sometimes differ significantly from projections, and that we are not expressing an opinion as to whether these forecasts will prove to be accurate.

In our opinion:

- the forecasts have been correctly prepared on the stated basis;
- the accounting basis used for purposes of these forecasts is consistent with the accounting principles applied by the Crédit Agricole S.A. Group in preparing the interim financial statements for the six months ended 30 June 2005.

This report has been drawn up for the sole purpose of the public offering in France and in the other European Union countries in which the prospectus approved by the AMF may be notified and may not be used for any other purpose.

Neuilly-sur-Seine, 10 February 2006

The Statutory Auditors

PricewaterhouseCoopers Audit	Barbier Frinault & Autres Ernst & Young
Gérard Hautefeuille	Valérie Meeus

Fees paid to the Statutory Auditors[1]

College of Auditors of Crédit Agricole S.A.[2]

	Ernst & Young				PricewaterhouseCoopers			
(in thousands of euros)	2005	%	2004	%	2005	%	2004	%
Audit								
Independent audit, certification, review of parent company and consolidated financial statements	9,896		9,244		10,949		9,553	
Ancillary assignments[3]	721		1,547		3,570		4,169	
Sub total	10,617	99.8%	10,791	99.6%	14,519	99.1%	13,722	95.6%
Other services								
Legal, tax, personnel-related	8		29		24		570	
Information Technology	0		0		0		0	
Internal Audit	0		0		0		40	
Other (if > 10 % of audit fees)	18		16		105		28	
Sub total	26	0.2%	45	0.4%	129	0.9%	638	4.4%
TOTAL	10,643	100%	10,836	100%	14,648	100%	14,360	100%

Other statutory auditors engaged in the audit of fully-consolidated Credit Agricole S.A. Group subsidiaries

	Mazars & Guerard				KPMG				Deloitte Touche Tohmatsu				Others			
(in thousands of euros)	2005	%	2004	%	2005	%	2004	%	2005	%	2004	%	2005	%	2004	%
Audit																
Independent audit, certification, review of parent company and consolidated financial statements	1,608	88%	1624	91%	319	96%	737	78%	687	96%	2,150	88%	1,231	94%	2,005	92%
Ancillary assignments[3]	227	12%	168	9%	13	4%	213	22%	28	4%	286	12%	74	6%	186	8%
TOTAL	1,835	100%	1,792	100%	332	100%	950	100%	715	100%	2,436	100%	1,305	100%	2,191	100%

(1) These figures comprise the annual cost of statutory auditors' fees.

(2) Including fully consolidated Crédit Agricole S.A. subsidiaries audited by the college of auditors.

(3) Ancillary assignments in accordance with regulation no 2002-06 of the AMF.

Statutory Auditors' special report on regulated agreements

This is a free translation into English of the Statutory Auditors' report issued in the French language and is provided solely for the convenience of English speaking readers.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Year ended 31 December 2005

To the shareholders,

In our capacity as statutory auditors of Crédit Agricole S.A., we are required to report on certain contractual agreements with related parties.

In accordance with article L. 225-40 of the French Company Law (Code de commerce), we have been informed of the agreements which were previously submitted to your Board of Directors for approval.

We are not required to ascertain whether any other contractual agreements exist, but to inform you, on the basis of the information provided to us, of the terms and conditions of agreements indicated to us. It is not our role to comment as to whether they are beneficial or appropriate. It is your responsibility, under the terms of Article 92 of the 23 March 1967 Decree to evaluate the benefits resulting from these agreements prior to their approval.

We have conducted our work in accordance with professional standards applicable in France; these standards require that we perform the necessary procedures to verify that the information provided to us is consistent with the documentation from which it has been extracted.

1. With SACAM Développement

Directors and manager concerned

Messrs. Sander, Couturier, Laurent

Nature and purpose

At its meeting on 25 January 2005 your Board of Directors authorised transactions to complete the process of hiving off Crédit Agricole S.A. group's financial services activities for institutional investors to its subsidiaries and ratified undertakings made in a protocol agreement signed on 17 December 2004 relating to the establishment of a partnership with the Caisses d'Epargne Group. Your Board of Directors also authorised the continuation of preparatory work to bring this project to fruition. These operations were carried out during the year 2005.

- As from 1 April 2005, these business activities previously carried on by your company, Calyon and Crédit Lyonnais were brought together under Crédit Agricole Investor Services Holding (CA IS Holding), a company which since 14 June 2005 has been held by your company as to 98.37% and by SACAM Développement as to 1.63% as part of the allocation by Crédit Lyonnais and Calyon of CA IS Holding shares to their shareholders;
- Partnership agreements were signed with Caisse Nationale des Caisses d'Epargne (CNCE) on 13 June 2005, providing for all subsidiaries of the Crédit Agricole S.A. group carrying on this activity, on the one hand, and IXIS Investor Services (the company at the head of financial services activities for institutional investors of the Caisses d'Epargne Group), on the other hand, to be brought together under Crédit Agricole Caisse d'Epargne Investor Services ("CACEIS") formerly known as CA IS Holding.

The transfer of CNCE, remuneration for this transfer and the establishment of CACEIS were approved by decisions made on 1 July 2005 to take effect retroactively on 1 July 2005 subject to conditions precedent relating to granting of administrative authorisations to be satisfied at the latest by 31 August 2005.

In a meeting on 19 July 2005 your Board of Directors authorised your company to acquire SACAM Développement's shareholding in CACEIS (the share capital of CACEIS being held as to 50% by CNCE, 49% by your company and 1% by SACAM Développement), on the basis of the net book value of the shares in the accounts of SACAM Développement, such valuation including the anticipated potential synergies from the operation.

Terms and conditions

This acquisition took place on 31 August 2005 for an amount of €10.1 million.

2. With Mr Jean Laurent

Individual concerned

Mr Jean Laurent, Chief Executive Officer until 12 September 2005.

Nature and purpose

In a meeting on 19 July 2005 your Board of Directors was informed of the decision by Mr Jean Laurent, Chief Executive Officer of the company, to resign as from 12 September 2005. The Board of Directors also fixed the terms and conditions for the departure of Mr Jean Laurent at the same meeting in accordance with the proposals of the Remunerations Committee.

In accordance with the provisions of the law dated 26 July 2005 "modernisation and trust in the economy", your Board of Directors reiterated its decision of 19 July 2005 at a meeting held on 16 November 2005 and, in accordance with the rules on related party agreements, voted the following provisions concerning the terms of Mr Jean Laurent's departure.

Terms and conditions

Total remuneration in an amount of €1,670,000 was paid, including payment of his fixed annual and variable salary for the year 2005 for an amount equal to the upper limit of the range set by your Board of Directors at its meeting held on 8 March 2005.

He was also entitled to retain his company accommodation which is a benefit worth an estimated €200,000.

Further, in accordance with the decree dated 23 March 1967, we have been informed that the following agreements, which were approved in previous financial years, continued in force in this latest financial year.

1. With Crédit Agricole Regional Banks

Nature and purpose

At the time of Crédit Agricole S.A.'s initial public offering, during its meeting of 31 October 2001, the Board of Directors authorised the Chairman and Chief Executive Officer to sign the "Protocol Agreement" on behalf of Caisse Nationale de Crédit Agricole, together with all its appendices and all associated undertakings. The provisions of the "Protocol Agreement" notably required the establishment of a Fund for Liquidity and Solvency Banking Risks.

The Regional Banks contributed to setting up this Fund, which totals €609.8 million. The aim of the Fund is to enable the Company to operate the internal solidarity mechanism within the Crédit Agricole group and to fulfill its duties as a central body, by providing assistance to the Regional Banks facing difficulties. The agreement relating to the Fund remains in force for a period of five years as from the date of the Company's initial public offering.

Terms and conditions

Crédit Agricole S.A. has contributed €457.4 million to the Fund, representing 75% of the total amount of €609.8 million. The Regional Banks together contributed €152.4 million on the same quota basis as for the Deposit Guarantee Fund set up under article L.312-4 of the financial and monetary Code.

No drawing was made on the Fund in 2005 in favour of a Regional Bank having a director in common with your Company. In accordance with the terms and conditions of the Protocol Agreement, an additional sum of €60.8 million was allocated to the Fund in 2005.

2. With Calyon

Nature and purpose

At the time of the transfer of Unicrédit in 1997 and the partial asset transfer made by Crédit Agricole S.A. (formerly Caisse Nationale de Crédit Agricole) to Calyon (formerly Crédit Agricole Indosuez), some of the loans transferred were guaranteed by CNCA.

At its meeting of 28 November 2001, the Board of Directors approved the new terms for implementation of the initial agreements between Crédit Agricole S.A. and Calyon regarding the management of CNCA's "work-out" portfolio.

This resulted in the creation of a financial holding company (SEP), in which Calyon held 99.9% and Crédit Agricole S.A. held 0.1%. The purpose of this financial holding company was to manage the portfolio hitherto guaranteed by Crédit Agricole S.A. and the residual "work-out" portfolio of international loans previously carried in the balance sheet of Crédit Agricole S.A. and placed with Calyon under a management mandate.

As part of this transaction, Crédit Agricole S.A. cancelled its guarantee and granted a participating loan of €147 million to SEP.

Terms and conditions

During the financial year 2005, SEP was wound up and €32.3 million of the residual amount of €55.9 million of the participating loan was repaid creating a loss of €23.6 million. A reversal of €27.2 million of provisions was made at the same time.

3. With Calyon

Nature and purpose

Further to the link-up between the corporate and investment banking businesses of Crédit Agricole S.A. and Crédit Lyonnais, Crédit Lyonnais made a partial asset transfer to Calyon (formerly Crédit Agricole Indosuez).

In view of the above transaction, it was deemed necessary to increase Calyon's shareholders' equity. At its meeting of 9 March 2004, the Board of Directors authorised Crédit Agricole S.A. to carry out a series of transactions aimed at increasing Calyon's shareholders equity by a total amount of up to €3 billion.

Terms and conditions

In accordance with this authorisation, Crédit Agricole S.A. notably subscribed to an issue of deeply subordinated notes for an amount of USD1,730 million. An amount of USD71.3 million in interest with respect to these notes was paid to Crédit Agricole S.A. during the 2005 financial year.

Neuilly-sur-Seine, 29 March 2006

Statutory Auditors

PRICEWATERHOUSECOOPERS AUDIT	BARBIER FRINAULT & AUTRES ERNST & YOUNG
Gérard Hautefeuille	Valérie Meeus

Annual General Meeting of 17 May 2006

Agenda

Ordinary business

- To approve the parent-company financial statements for the year ended 31 December 2005;
- To approve the consolidated financial statements for the year ended 31 December 2005;
- To appropriate 2005 net income, to determine the dividend and to appropriate the dividend;
- To approve agreements governed by articles L.225-38 et seq. of the Code de commerce;
- To ratify the appointment of a co-opted director;
- To appoint a director;
- To renew the terms of office of directors;
- To renew the terms of office of the statutory auditors;
- To renew the term of office of the alternate auditor;
- To appoint an alternate auditor;
- To declare directors' fees;
- To authorise the Board of Directors to trade in the company's shares.

Extraordinary business

- To authorise the Board of Directors to increase the share capital by issuing ordinary shares and/or any other securities giving immediate and/or future access to the share capital, with pre-emptive rights retained;
- To authorise the Board of Directors to increase the share capital by issuing ordinary shares and/or any other securities giving immediate and/or future access to the share capital, with pre-emptive rights waived;
- To authorise the Board of Directors to increase the number of shares to be issued in the event of a capital increase, with or without retention of pre-emptive rights;
- To authorise the Board of Directors to issue equity securities and other securities giving access to the share capital in consideration for contributions in kind made to the company and consisting of equity securities or other securities giving access to the share capital;
- To authorise the Board of Directors to determine the issue price of ordinary shares or any securities giving access to the share capital, in the event the pre-emptive rights are waived, up to a maximum of 5% of the share capital per year;
- To authorise the Board of Directors to increase the share capital by capitalisation of reserves, earnings, share premiums or other items;
- To authorise the Board of Directors to allot stock options;
- To authorise the Board of Directors to increase the share capital by issuing new shares reserved for Crédit Agricole Group employees belonging to a group employee share ownership plan;
- To authorise the Board of Directors to increase the share capital by issuing new shares reserved for the company known as Agricole International Employees;
- To authorise the Board of Directors to increase the share capital by issuing new shares reserved for Crédit Agricole Group employees belonging to a share ownership plan in the USA;
- To authorise the Board of Directors to reduce the share capital by retiring shares;
- To amend the Articles of Association to bring them into compliance with Act No. 2005-842 of 26 July 2005, which is aimed at improving confidence in and modernising the economy;
- Formalities, authorisations.

Proposed resolutions submitted by the Board of Sirectors to the shareholders at the Ordinary and Extraordinary General Meetings of 17 May 2006

I- Ordinary business

First resolution

(Approval of parent company financial statements)

Having familiarised themselves with the Board of Directors' management report and the statutory auditors' general report, and voting in accordance with the quorum and majority requirements to transact ordinary business, the shareholders hereby approve the Board of Directors' management report and the financial statements for the year ended 31 December 2005 as presented, together with the business operations reflected and summarised therein and the management acts undertaken by the Board of Directors during the year then ended.

Pursuant to Article 223 quater of the Code Général des Impôts, the shareholders hereby approve the total amount of the costs and expenses governed by Article 39-4 of said Code and which are not deductible from taxable income, to wit €44,109 for the year ended 31 December 2005, and the amount of tax incurred by the company because such costs and expenses are not deductible, to wit €15,408.74.

Second resolution

(Approval of consolidated financial statements)

Having familiarised themselves with the Board of Directors' management report and the statutory auditors' general report on the consolidated financial statements, and voting in accordance with the quorum and majority requirements to transact ordinary business, the shareholders hereby approve the Board of Directors' management report and the consolidated financial statements for the year ended 31 December 2005 as presented, together with the business operations reflected and summarised therein.

Third resolution

(Appropriation of income and determination and appropriation of dividend)

Voting in accordance with the quorum and majority requirements to transact ordinary business, the shareholders hereby note that the net income for the 2005 financial year amounted to €2,450,087,502.11 and resolve to appropriate the total distributable sum of €2,682,301,298.44, made up of the net income for the year less prior year retained earnings of €232,213,796.33, as follows:

1. a sum equal to 5% of the year's net income to the legal reserve, to wit €122,504,375.11;
2. a total gross dividend distribution of €1,407,482,962.94 to payment of a net dividend of €0.94 per share;
3. €1,152,313,960.39 to retained earnings.

The dividend will be payable in cash as from Monday, 29 May 2006.

Should Crédit Agricole S.A. hold any treasury shares as of the dividend payment date, the dividends on such shares shall be transferred to retained earnings, it being specified that all powers are granted to the Board of Directors to effect this transfer.

In accordance with the provisions of Article 243 bis of the Code Général des Impôts, it is specified that the dividend is eligible for the 40% allowance cited in paragraph 3, subparagraph 2 of Article 158 of the Code Général des Impôts, applicable exclusively to shareholders who are natural persons.

The dividends paid for the three previous financial years are set forth in the table below.

Year	Dividend	Tax credit[1]	Total
2002	€0.55	€0.275	€0.825
2003	€0.55	€0.275	€0.825
2004			
Interim dividend[2]	€0.30		€0.45
Balance[3]	€0.36	€0.15	€0.36

(1) The tax credit indicated is 50%, but in certain cases the rate is different.

(2) Paid in 2004.

(3) Paid in 2005, eligible for the 50% allowance.

Fourth resolution

(Approval of agreements governed by Articles L.225-38 et seq. of the Code de commerce)

Having familiarised themselves with the statutory auditors' special report on agreements governed by Articles L.225-38 et seq. of the Code de commerce, and voting in accordance with the quorum and majority requirements to transact ordinary business, the shareholders hereby approve the agreements described that report.

Fifth resolution

(Ratification of the appointment of a co-opted Director)

Voting in accordance with the quorum and majority requirements to transact ordinary business, the shareholders ratify the appointment as Director of Jean-roger Drouet, who was co-opted by the Board of Directors at its meeting of 16 November 2005, to replace Jean-Claude Pichon, outgoing Director, for the remainder of Mr Pichon's term of office, to wit, until the annual general meeting held to approve the financial statements for the year ended 31 December 2007.

Sixth resolution

(Election of a Director)

Voting in accordance with the quorum and majority requirements to transact ordinary business, the shareholders duly note the resignation of Pierre Kerfriden, whose term of office was scheduled to expire at the annual general meeting held to approve the financial statements for the year ended 31 December 2006.

The shareholders elect Bruno de Laage to replace Mr Kerfriden as Director for the remainder of his predecessor's term of office.

Seventh resolution

(Renewal of a Director's term)

Voting in accordance with the quorum and majority requirements to transact ordinary business, the shareholders duly note that the term of office of Noël Dupuy ends at this meeting and renew his appointment for a further term of three years ending at the annual general meeting held to approve the financial statements for the year ended 31 December 2008.

Eighth resolution

(Renewal of a Director's term)

Voting in accordance with the quorum and majority requirements to transact ordinary business, the shareholders duly note that the term of office of Carole Giraud ends at this meeting and renew her appointment for a further term of three years ending at the annual general meeting held to approve the financial statements for the year ended 31 December 2008.

Ninth resolution

(Renewal of a Director's term)

Voting in accordance with the quorum and majority requirements to transact ordinary business, the shareholders duly note that the term of office of Roger Gobin ends at this meeting and renew his appointment for a further term of three years ending at the annual general meeting held to approve the financial statements for the year ended 31 December 2008.

Tenth resolution

(Renewal of a Director's term)

Voting in accordance with the quorum and majority requirements to transact ordinary business, the shareholders duly note that the term of office of Bernard Mary ends at this meeting and renew his appointment for a further term of three years ending at the annual general meeting held to approve the financial statements for the year ended 31 December 2008.

Eleventh resolution

(Renewal of a Director's term)

Voting in accordance with the quorum and majority requirements to transact ordinary business, the shareholders duly note that the term of office of Jean-Pierre Pargade ends at this meeting and renew his appointment for a further term of three years ending at the annual general meeting held to approve the financial statements for the year ended 31 December 2008.

Twelfth resolution

(Renewal of a Director's term)

Voting in accordance with the quorum and majority requirements to transact ordinary business, the shareholders duly note that the term of office of SAS Rue La Boétie ends at this meeting and renew that company's appointment for a further term of three years ending at the annual general meeting held to approve the financial statements for the year ended 31 December 2008.

Thirteenth resolution

(Renewal of a statutory auditor's term)

Voting in accordance with the quorum and majority requirements to transact ordinary business, the shareholders:

- duly note that the term of office of Barbier, Frinault et Autres as Statutory Auditor expires at the end of this annual general meeting;
- consequently, on the Board of Directors' recommendation, renew the appointment as Statutory Auditor of Barbier, Frinault et Autres, with registered offices located at 41, rue Ybry, Neuilly-sur-Seine Cedex (92576), for a term of six years ending at the annual general meeting held to approve the financial statements for the year ended 31 December 2011.

Fourteenth resolution

(Renewal of a statutory auditor's term)

Voting in accordance with the quorum and majority requirements to transact ordinary business, the shareholders:

- duly note that the term of office of PricewaterhouseCoopers Audit as Statutory Auditor expires at the end of this annual general meeting;
- consequently, on the Board of Directors' recommendation, renew the appointment as Statutory Auditor of PricewaterhouseCoopers Audit, with registered offices located at 63, rue de Villiers, Neuilly-sur-Seine Cedex (92208), for a term of six years ending at the annual general meeting held to approve the financial statements for the year ended 31 December 2011.

Fifteenth resolution

(Renewal of an alternate auditor's term)

Voting in accordance with the quorum and majority requirements to transact ordinary business, the shareholders:

- duly note that the term of office of Pierre Coll as Alternate Auditor expires at the end of this annual general meeting;
- consequently, on the Board of Directors' recommendation, renew the appointment as Alternate Auditor of Pierre Coll, domiciled at 4, Avenue du Colonel Bonnet, Paris (75016), for a term of six years ending at the annual general meeting held to approve the financial statements for the year ended 31 December 2011.

Sixteenth resolution

(Appointment of an alternate auditor)

Voting in accordance with the quorum and majority requirements to transact ordinary business, the shareholders:

- duly note that the term of office of Alain Grosmann as Alternate Auditor expires at the end of this annual general meeting;
- consequently, on the Board of Directors' recommendation, appoints Picarle et Associés, domiciled at Faubourg de l'Arche, 11, allée de l'Arche, Courbevoie (92400), as Alternate Auditor to Barbier, Frinault et Autres, for a term of six years ending at the annual general meeting held to approve the financial statements for the year ended 31 December 2011.

Seventeenth resolution

(Directors' fees)

Voting in accordance with the quorum and majority requirements to transact ordinary business, and pursuant to Article L.225-45 of the Code de commerce, the shareholders hereby fix the total annual amount of fees allocated to the Directors in consideration for the performance of their duties at eight hundred and fifty thousand euros (€850,000).

Eighteenth resolution

(Grant of authority to the Board of Directors to trade in the company's shares)

Having familiarised themselves with the Board of Directors' management and voting in accordance with the quorum and majority requirements to transact ordinary business, the shareholders hereby authorise the Board of Directors, with the right to further delegate this authority under the conditions provided by law, to trade in the company's own shares in accordance with provisions of Articles L.225-209 et seq. of the Code de commerce and European Commission Regulation 2273/2003 of 22 December 2003.

This authority, which replaces the authority granted at the Ordinary General Meeting of 18 May 2005, is valid until renewed at a future ordinary general meeting and, in any event, for a maximum period of eighteen (18) months from the date of this meeting.

Share purchases made by the Board of Directors pursuant to this authority may under no circumstances result in the company holding more than ten percent (10%) of its share capital. However, the number of shares purchased by the company for the purpose of holding the shares purchased with a view subsequently to exchanging them or using them to pay for a potential merger, spin-off or asset transfer shall not exceed 5% of the company's share capital.

Under the share buyback programme established by the company, shares may traded on one or more occasions and by all and any means, including on the market, over the counter or by way of derivatives traded on organised markets or over the counter (such



as call and put options or any combination thereof), as provided for by the appropriate market authorities and at such times as the Board of Directors or its duly authorised representative deems appropriate. The entirety of the share buyback programme may be completed through block purchases.

The number of shares purchased may not exceed 10% of the total number of shares comprising the company's share capital on the date of purchase, and the maximum number of shares held after said purchases may not exceed 10% of the share capital.

The total cost of all such share purchases made during the term of this authority may not exceed three (3) billion euros. The purchase price may not be more than forty five (45) euros. However, the shares may be allotted for no consideration in accordance with the provisions of the law.

This authority is designed to allow the company to trade in its own shares either on the market or over the counter for any purpose permitted by applicable laws or regulations, and more particularly:

1. to allot stock options to some or all employees and/or officers and directors serving in an executive capacity within the company and companies or groups affiliated to it now or in the future, as defined by Article L.225-180 of the Code de commerce;
2. to allot shares in the company to the employees referred to in the above paragraph as part of an employee profit-sharing or share ownership plan and in connection with the transactions covered by Articles L.225-197-1 to L.225-197-3 of the Code de commerce;
3. to hold the shares purchased with a view subsequently to exchanging them or using them to pay for a potential acquisition;
4. to ensure coverage of securities giving access to the company's share capital;
5. to ensure that liquidity is provided for the shares on the equity market by an investment services provider under a contract that complies with the AFEI (French Association for Investment Firms) Code of Conduct;
6. to retire the purchased shares, subject to adoption of the twenty ninth resolution.

The Board of Directors may trade in the company's shares pursuant to this authority at any time during the term of the share buyback programme.

The company may also use the authority under this resolution and continue to implement its share buyback programme as provided by law, and in particular by the provisions of Articles 231-1 et seq. of the General Regulations issued by the Autorité des Marchés Financiers, during a public cash or share exchange offer made by the company.

The shareholders grant full powers to the Board of Directors to implement this authority and to determine the method of so doing, including without limitation placing stock market orders, signing deeds, entering into agreements, accomplishing formalities and filings, particularly with the Autorité des Marchés Financiers, and more generally to do all that is necessary.

II- Extraordinary business

Nineteenth resolution

(Grant of authority to the Board of Directors to increase the share capital by issuing ordinary shares and/or any other securities giving immediate and/or future access to the share capital, with pre-emptive rights retained)

Having familiarised themselves with the Board of Directors' management report and the statutory auditors' special report, and voting in accordance with the quorum and majority requirements to transact extraordinary business, pursuant to the provisions of Articles L.225-129-2, L.228-91 and L.228-92 of the Code de commerce, the shareholders hereby:

1. Grant to the Board of Directors the authority to increase the share capital, on one or more occasions, in euros, foreign currency or composite monetary units established by reference to a basket of currencies, in France or abroad, with or without a premium, by issuing ordinary shares in the company and/or any other securities with pre-emptive rights giving immediate and/or future rights to subscribe for ordinary shares of the company by any means or granting the right to a debt security, for cash or by set off against claims due, conversion, exchange, redemption or any other means;
2. Resolve that the maximum nominal amount of the capital increases which may be effected immediately and/or in the future pursuant to this authority shall not exceed four (4) billion euros or the equivalent thereof. This limit does not include the effect of any adjustments made to protect the rights of holders of securities granting rights to the company's shares;
3. Further resolve that the maximum nominal amount of debt securities granting rights to the share capital or giving rights to debt securities that may be issued pursuant to this authority shall not exceed five (5) billion euros or the equivalent thereof in foreign currency;
4. Resolve that shareholders shall have a pre-emptive right, as provided by law, to subscribe to a minimum number of securities in proportion to the number of shares they hold. The Board may further grant shareholders a preferential right to subscribe for any securities not taken up under those pre-emptive rights, in proportion to their rights and within the limits of their application, which will be scaled back in the event that applications exceed the number of securities available. If the shareholders' pre-emptive and, where applicable, preferential rights are not taken up in their entirety, the Board may limit the capital increase to the amount of applications received, provided that the conditions provided by law are met, or allot the unsubscribed shares as it deems appropriate and/or offer them to the general public;
5. Expressly waive their pre-emptive rights to any shares issued upon the conversion of bonds or the exercise of warrants and acknowledge that this resolution shall also operate as ipso jure waiver of their pre-emptive rights to any securities created as a result of the securities issued pursuant to this authority in favour of their holders;

6. Resolve to grant full powers to Board of Directors, with the authority to further delegate as provided by law, to take actions including but not limited to the following:
   - to determine the form, type and attributes of the securities to be issued, as well as the issue dates, deadlines and procedures,
   - to determine the issue price, amounts and effective date (which may be retroactive) of the securities to be issued,
   - to determine the payment method for shares and/or securities issued or to be issued,
   - to determine, where applicable, the procedures by which the company will have the right to redeem or exchange on the stock market securities issued or to be issued, either at any time or during specific periods,
   - to determine, where applicable, the procedures required to protect the rights of holders of securities granting rights to the company's share capital, and to suspend exercise of the rights attached to those securities for a maximum of three months,
   - to deduct, at its sole discretion where it deems appropriate, all expenses connected with the issue from the premium generated by it and to deduct from the said premium the sums required to raise the legal reserve to one tenth of the new share capital created as a result of each new issue,
   - where applicable, to have the securities to be issued listed on a regulated market,
   - more generally, to do all that is necessary, to enter into all agreements and to accomplish all formalities required to complete the issues, officially to record the resulting capital increases and to amend the Articles of Association accordingly,
   - in the event of an issue of debt securities, to decide whether or not such securities shall be subordinated, to set their interest rate, their term to maturity, the conditions of their redemption at a fixed or variable price, with or without a premium, the terms and conditions for their amortisation as a function of market conditions and the conditions under which such securities shall give access to shares in the company or to the allotment of debt securities;
7. Resolve that this authority, which replaces the authority granted by extraordinary resolution at the annual general meeting of 18 May 2005 and cancels the portion thereof that has not been used to date, is valid for a term of twenty six (26) months as from the date of this meeting.

Twentieth resolution

(Grant of authority to the Board of Directors to increase the share capital by issuing ordinary shares and/or any other securities giving immediate and/or future access to the share capital, with pre-emptive rights waived)

Having familiarised themselves with the Board of Directors' management report and the statutory auditors' special report, and voting in accordance with the quorum and majority requirements to transact extraordinary business, pursuant to the provisions of Articles L.225-129-2, L.225-135 et seq., L.228-91 and L.228-92 of the Code de commerce, the shareholders hereby:

1. Grant to the Board of Directors the authority to increase the share capital, on one or more occasions, in euros, foreign currency or composite monetary units established by reference to a basket of currencies, in France or abroad, with or without a premium, by issuing ordinary shares in the company and/or any other securities giving immediate and/or future rights to subscribe for ordinary shares of the company or granting the right to a debt security, for cash or by set off against claims due, conversion, exchange, redemption or any other means;
2. Resolve that:
   - the maximum nominal amount of the capital increases which may be effected immediately and/or in the future pursuant to this authority shall not exceed nine hundred (900) million euros or the equivalent thereof. This limit does not include the effect of any adjustments made to protect the rights of holders of securities granting rights to the company's shares,
   - furthermore, the maximum nominal amount of debt securities granting rights to the share capital or giving rights to a debt security that may be issued pursuant to this authority shall not exceed five (5) billion euros or the equivalent thereof in foreign currency,
   - the combined total must not exceed the unused portion of the limits set in the nineteenth resolution, it being stipulated that all issues made pursuant to this authority shall count towards the corresponding maximum limit or limits;
3. Expressly waive their pre-emptive rights to the securities to be issued in accordance with the law, although the Board of Directors may offer existing shareholders a right of priority over a minimum number of securities to be issued in proportion to their holdings or to apply for excess shares, for a period and on the terms fixed by the Board, it being specified that these priority rights shall not be negotiable or transferable;
4. Resolve that if the number of applications received is not sufficient to take up the entire issue of securities, the Board of Directors may do one or both of the following in the order of its choice:
   - limit the issue to the amount of applications received, provided that the conditions provided by law are met,
   - allot all or part of the unsubscribed securities as it deems fit;
5. Expressly waive their pre-emptive rights to any shares issued upon the conversion of bonds or the exercise of warrants and acknowledge that this resolution shall also operate as ipso jure waiver of their pre-emptive rights to any securities created as a result of the securities issued pursuant to this authority in favour of their holder;
6. Resolve that, in the event of an immediate or future issue of shares for cash, the sum received or to be received by the company for each of the shares issued pursuant to this authority shall be at least equal to the minimum issue price provided by law at the time this authority is exercised, after any adjustment to this average required to take account of the difference in dividend entitlement date, it being stipulated that in the event of an issue of warrants to subscribe for shares in the company, the sum received upon subscription for the warrants shall be factored into the calculation;

7. Grant the Board of Directors the authority, within the limits of the maximum capital increase referred in paragraph 2 above, to increase the share capital by issuing shares in exchange for shares or securities giving access to the share capital tendered to a public share or mixed cash and share offer (principal, secondary or alternative offer) made by the company for the shares of another publicly traded company, subject to the terms, conditions and restrictions set forth in Article L.225-148 of the Code de commerce. To that end, the Board shall have full powers to (i) determine the list of securities tendered to the offer; (ii) determine the terms and conditions of the offer, the exchange parity and, where applicable, any cash balance to be paid; (iii) fix the procedures for the issue;
8. Grant the Board of Directors full powers, which it may further delegate as provided by law, to take actions including but not limited to the following:
   - to determine the form, type and attributes of the securities to be issued, as well as the issue dates, deadlines and procedures,
   - to determine the issue price, amounts and effective date (which may be retroactive) of the securities to be issued,
   - to determine the payment method for shares and/or securities issued or to be issued,
   - to determine, where applicable, the procedures by which the company will have the right to redeem or exchange on the stock market securities issued or to be issued, either at any time or during specific periods,
   - to determine, where applicable, the procedures required to protect the rights of holders of securities granting rights to the company's share capital, and to suspend exercise of the rights attached to those securities for a maximum of three months,
   - to deduct, at its sole discretion where it deems appropriate, all expenses connected with the issue from the premium generated by it and to deduct from the said premium the sums required to raise the legal reserve to one tenth of the new share capital created as a result of each new issue,
   - where applicable, to have the securities to be issued listed on a regulated market,
   - more generally, to do all that is necessary, to enter into all agreements and to accomplish all formalities required to complete the issues, to officially record the resulting capital increases and to amend the Articles of Association accordingly,
   - in the event of an issue of debt securities, to decide whether or not such securities shall be subordinated, to set their interest rate, their term to maturity, the conditions of their redemption at a fixed or variable price, with or without a premium, the terms and conditions for their amortisation as a function of market conditions and the conditions under which such securities shall give access to shares in the company or to the allotment of debt securities;
9. Resolve that this authority, which replaces the authority granted by extraordinary resolution at the annual general meeting of 18 May 2005 and cancels the portion thereof that has not been used to date, is valid for a term of twenty six (26) months as from the date of this meeting.

Twenty first resolution

(Grant of authority to the Board of Directors to increase the number of securities to be issued in the event of a capital increase with or without pre-emptive rights)

Voting in accordance with the quorum and majority requirements to transact extraordinary business, and pursuant to the provisions of article L.225-135-1 of the Code de commerce, the Shareholders hereby:

1. Grant to the Board of Directors, when the Board finds there is surplus demand, the authority to increase the number of securities to be issued for each issue with or without pre-emptive rights under the terms of the nineteenth and twentieth resolutions of this Extraordinary General Meeting, within thirty days from the closing date for applications, up to a maximum of 15% of the initial issue and at the same price as the price applied to the initial issue;
2. Resolve that the maximum amount of the capital increases which may be effected pursuant to this authority shall count towards the total maximum limits for capital increases as defined by the nineteenth and twentieth resolutions of this Extraordinary General Meeting;
3. Resolve that this authority is valid for a term of twenty six (26) months as from the date of this meeting.

Twenty second resolution

(Grant of authority to the Board of Directors to issue equity securities and other securities giving access to the share capital in consideration for contributions in kind granted to the company and consisting of equity securities and other securities giving access to the share capital)

Having familiarised themselves with the Board of Directors' management report and voting in accordance with the quorum and majority requirements to transact extraordinary business, the shareholders hereby:

1. Grant to the Board of Directors the authority to undertake a capital increase, up to a maximum of 10% of the company's share capital, in consideration for contributions in kind granted to the company and consisting of equity securities and other securities giving access to the share capital, when the provisions of article L.225-148 of the Code de commerce do not apply;
2. Grant all necessary powers to the Board of Directors to approve the valuation of the contributions, officially record completion of the capital increase and amend the Articles of Association accordingly;
3. Resolve that the maximum amount of the capital increases which may be effected pursuant to this authority shall count towards the total maximum limit as defined by the twentieth resolution of this Extraordinary General Meeting;
4. Resolve that this authority is valid for a term of twenty six (26) months as from the date of this meeting.

Twenty third resolution

(Grant of authority to the Board of Directors to determine the issue price of ordinary shares or any other securities giving access to the share capital, in the event of the pre-emptive rights are waived, up to a maximum of 5% of the share capital per year)

Having familiarised themselves with the Board of Directors' management report and the Statutory Auditors' special report, and voting in accordance with the quorum and majority requirements to transact extraordinary business, pursuant to the provisions of articles L.225-136 of the Code de commerce, the shareholders authorise the Board of Directors, up to a maximum of 5% of the share capital per year, to determine the issue price, which will be at least equal to the weighted average price during the three previous trading days before determination of such price, less a potential discount of no more than 10%.

Twenty fourth resolution

(Grant of authority to the Board to increase the share capital by capitalisation of reserves, earnings, share premiums or other items)

Having familiarised themselves with the Board of Directors' management report and voting in accordance with the quorum and majority requirements to transact ordinary business, pursuant to the provisions of Articles L.225-129-2, L.225-130 and L.228-92 of the Code de commerce, the shareholders hereby:

1. Grant to the Board of Directors the authority to increase share capital on one or more occasions, in the proportions and at the times it deems appropriate, by capitalising share premiums, reserves, earnings or other items which may be capitalised under the provisions of the law and the company's Articles of Association, in the form of bonus share issues or by way of an increase in the nominal value of existing shares, or a combination of both;
2. Resolve that the nominal amount of the capital increases that may be effected pursuant to this authority may not exceed three (3) billion euros, plus any amount needed to safeguard the rights of holders of securities giving the right to shares in the company, in accordance with the law. This limit is distinct and separate from the total maximum limit set forth in the nineteenth and twentieth resolutions submitted to this General Meeting;
3. Should this authority be used, grant to the Board of Directors full powers, which may be further delegated as provided by law, to take actions including but not limited to the following:
   - to determine the amount and nature of sums to be capitalised, determine the number of new shares to be issued or the amount by which the nominal value of existing shares will be increased, and to fix the date, which may be retroactive, from which the new shares will be entitled to a dividend or on which the increase in nominal value will be effective,
   - to decide that, in the event of a bonus issue, fractional rights will not be negotiable and that the corresponding shares will be sold, the proceeds being allocated to the rights holders no later than 30 days after registration of the whole number of shares allotted,
   - to make any adjustments required by law,
   - officially to record each capital increase and alter the Articles of Association accordingly,
   - to take all necessary measures and to enter into all agreements to ensure the proper completion of the transactions and, more generally, to do all that is necessary and to accomplish all actions and formalities required to finalise the capital increase or increases carried out pursuant to this authority;
4. Resolve that this authority, which replaces the authority granted at the combined general meeting of 18 May 2005 and cancels the portion thereof that has not been used to date, is valid for a term of twenty six (26) months as from the date of this meeting.

Twenty fifth resolution

(Grant of authority to the Board to allot stock options)

Having familiarised themselves with the Board of Directors' management report and the statutory auditors' special report, and voting in accordance with the quorum and majority requirements to transact extraordinary business, the shareholders hereby:

1. Authorise the Board of Directors, in accordance with the provisions of articles L.225-177 et seq. of the Code de commerce, to grant, on one or more occasions, to all or some salaried employees and corporate officers of the company or of groups affiliated with the company under the conditions set forth in Article L.225-180 of the Code de commerce, options giving such individuals the right to subscribe for new issues of the company's shares or to purchase of existing shares in the company acquired by the company under the conditions defined by law;
2. Resolve that the options allotted pursuant to this authority shall give access to no more than 2% of the company's existing share capital as of the date of this general meeting;
3. Resolve that in the case of a capital increase by capitalisation of reserves and allotment of bonus shares and in the case of a stock split or reverse split, the number of shares indicated in paragraph 2 above shall be mathematically adjusted in the proportion required to take account of the change in the total number of shares determined by the transaction;
4. Resolve that the subscription price for new issues or the purchase price for existing shares shall be determined in accordance with the provisions of articles L.225-177 et seq. of the Code de commerce, it being specified that the Board of Directors shall not apply any discount;
5. Resolve that if, during the period of validity of the options, the company effects one of the financial transactions provided by law, the Board of Directors shall adjust the number and price of the shares that may be subscribed for or purchased by exercising the options, in accordance with the terms and conditions specified by the applicable regulations
6. Resolve that the period for exercising the options shall be no more than seven years as from the date on which such options are allotted by the Board of Directors;



7. Resolve that this authority entails the express waiver by the shareholders of their pre-emptive rights to the shares that will be issued as the options are exercised;
8. Grant to the Board of Directors the authority, within the limits set forth above, for the following purposes:
   a) to determine the dates on which the options will be allotted; to determine the dates of each allotment and the conditions under which the options will be allotted; to draw up the list of Beneficiaries of the options; to determine the type of option; to fix the number of shares to which the stock options will apply; to determine the conditions for exercising the options and the periods during which options may be exercised up to the maximum set forth by this resolution,
   b) to determine the conditions under which the price and number of shares to be acquired by the Beneficiaries may be adjusted,
   c) where applicable, to purchase shares in the company prior to the award of options to purchase existing shares and to inform the Ordinary General Meeting each year of transactions carried out pursuant to this authority,
   d) to undertake or arrange for undertaking all actions and formalities in connection with the capital increases that may be carried out pursuant to this authority, to amend the Articles of Association accordingly and, more generally, to do all that is necessary;
9. Resolve that this authority, which replaces the authority granted by the twenty first resolution adopted by the combined general meeting of 21 May 2005, is valid for a term of thirty eight (38) months as from the date of this general meeting.

Twenty sixth resolution

(Grant of authority to the Board to increase the share capital by issuing new shares reserved for Crédit Agricole Group employees belonging to a group employee share ownership plan)

Having familiarised themselves with the Board of Directors' management report and the statutory auditors' special report, and voting in accordance with the quorum and majority requirements to transact extraordinary business, the shareholders hereby:

1. Authorise the Board of Directors, pursuant to the provisions of Articles L.225-129-6 and L.225-138-1 of the Code de commerce and Articles L.443-1 et seq. of the Code du travail, to carry out new share issues, on one or more occasions, at its sole discretion, at the times and in accordance with the terms and conditions it shall define, which are reserved for employees of the Crédit Agricole Group, which comprises the company, companies or groups consolidated by it (including those companies included in the scope of consolidation of Crédit Agricole S.A. as of the date of the share issue pursuant to this resolution), the Regional Banks and their subsidiaries, and entities or groups controlled by the company and/or the Regional Banks pursuant to Article L.444-3 of the Code du travail, who belong to one of the employee share ownership plans operated by the company or one of the companies in the Crédit Agricole Group (such employees are hereinafter referred to as the 'Beneficiaries');
2. Waive their pre-emptive rights to any shares issued pursuant to this authority and waive any right to bonus shares issued pursuant to this authority in favour of the said beneficiaries;
3. Resolve that the maximum nominal amount of the capital increase or increases made pursuant to this authority may not exceed one hundred fifty (150) million euros, it being stipulated that this sum shall not be allocated against the amount of capital increases effected under the preceding resolutions;
4. Resolve that the subscription price for Crédit Agricole S.A. shares may not be more than the average price quoted on the Eurolist by Euronext during the twenty trading days preceding the date of the decision made by the Board of Directors or the Chief Executive Officer, or by one or more Deputy Chief Executive Officers with the Chief Executive Officer's approval, fixing the opening date of the issue, nor more than 20% lower than this average. In case of use of this authority, the Board of Directors may adjust the amount of the discount on a case by case basis to comply with legal and regulatory requirements and more particularly with tax, accounting or employment-related requirements in a particular country where one of the Group's companies or groups of companies taking part in the offer operates;
5. Authorise the Board of Directors to allot for no consideration shares issued or to be issued or other securities issued or to be issued and giving the subscribers rights to the share capital in lieu of the discount on the share price referred to in paragraph 4 of this resolution, subject to the conditions and limitations stipulated in Article L.443-5, paragraph 4 of the Code du travail;
6. Resolve that this authority, which replaces the authority granted under the twentieth resolution at the combined general meeting of 18 May 2005 and cancels the portion thereof that has not been used to date, except with respect to any capital increases that the Board of Directors has already decided to effect but that have not been completed, is valid for a term of twenty six (26) months as from the date of this meeting.

The shareholders grant the Board of Directors full powers, with the authority to further delegate as provided by law, to fix the terms, conditions and procedures for the capital increase or increases to be made pursuant to this authority, and more particularly to take actions including but not limited to the following:

a) to establish the criteria which must be met by companies consolidated within the Crédit Agricole Group before the Beneficiaries may participate in the share issues made pursuant to this authority,
b) to determine the criteria which must be met by the Beneficiaries of the newly issued shares, in particular to determine whether the shares may be subscribed for directly by Beneficiaries who are members of an employee share ownership plan, or through a dedicated company investment fund or other structures or entities permitted by law,
c) to determine the terms, conditions and procedures for the issues to be effected pursuant to this resolution, and in particular, to determine the number of shares to be issued and the issue price

for each issue, together with the rules for scaling back in case such issues are over-subscribed,

d) to fix the opening date and closing date for applications, the reservation periods prior to making applications, and the dividend entitlement date for the shares issued,

e) in the case of a bonus issue or an issue of other securities giving access to the share capital, to opt to allot such shares or securities in full or in part in lieu of the discount on the share price, pursuant to the conditions and limitations provided by Article L.443-5 of the Code du travail,

f) officially to record the capital increase or increases in the amount of the shares actually subscribed,

g) to deduct all expenses connected with the issue from the premium generated by it and deduct from the said premium the sums required to raise the legal reserve to one tenth of the new share capital created as a result of each new issue,

h) to amend the Article of Association accordingly, and

i) more generally, to do all that is necessary and take all actions to complete the capital increase or increases, to enter into all agreements, and to accomplish all necessary formalities subsequent to the capital increase or increases.

Twenty seventh resolution

(Grant of authority to the Board to increase the share capital by issuing new shares reserved for the company known as Crédit Agricole International Employees)

Having heard the Board of Directors' management report and the statutory auditors' special report, and voting in accordance with the quorum and majority requirements to transact extraordinary business, the shareholders hereby:

1. Duly note that (i) employees of Crédit Agricole Group legal entities (as defined below) with head offices located in country where financial, legal and/or tax requirements would make it difficult to set up employee share ownership schemes through a dedicated company investment fund; or (ii) employees of Crédit Agricole Group legal entities residing in such countries who belong to an employee share ownership plan of a Crédit Agricole Group legal entity, are hereinafter referred to as "Foreign Employees"; in this resolution, the term "Crédit Agricole Group" refers to Crédit Agricole S.A., companies or groups included in its scope of consolidation (including companies consolidated in Crédit Agricole S.A. as of the date of the share issue pursuant to this resolution), the Regional Banks and their subsidiaries, and entities or groups controlled by Crédit Agricole S.A. and/or the Regional Banks, pursuant to Article L.444-3 of the Code du travail;
2. Resolve, in accordance with the provisions of Article L.225-138 of the Code de commerce, to increase the company's share capital, on one or more occasions, by issuing new shares reserved for "Crédit Agricole International Employees", a société anonyme with share capital of €40,000, with its head office located in Courbevoie (92400), at 9 quai du Président Paul Doumer, registered with the Nanterre Trade and Companies Registry under registration number 422 549 022 (hereinafter the "Beneficiary") and grant the Board of Directors all necessary powers to fix the date, amount and procedures of the capital increase under the conditions described below;
3. Waive their pre-emptive rights to any shares that may be issued pursuant to of this authority in favour of the Beneficiary;
4. Resolve that the issue price for new shares subscribed by the Beneficiary pursuant to this authority shall be the same as the price at which the shares will be offered to other Group Beneficiaries pursuant to the authority granted under the twenty sixth resolution, and shall not more than 20% lower than the average quoted price for the Crédit Agricole S.A. shares on the Eurolist by Euronext during the twenty trading days preceding the date of the decision made by the Board of Directors or Chief Executive Officer, or by one or more Deputy Chief Executive Officers with the Chief Executive Officer's approval, fixing the opening date of the issue;
5. Resolve that the authority granted to Board of Directors under this resolution shall expire on the date of the annual general meeting held to vote on the financial statements for the year ended 31 December 2006;
6. Resolve that the maximum nominal amount of the capital increase or increases that may be effected pursuant to this authority shall not exceed forty (40) million euros.

The shareholders grant the Board of Directors full powers, with the authority to further delegate as provided by law, to fix the terms, conditions and procedures of the capital increase or increases to be made pursuant to this authority, and more particularly to take actions including but not limited to the following:

a) determine the maximum number of shares to be issued, within the limits fixed by this resolution, and officially to record the definitive amount of each capital increase,

b) to determine the dates and the terms, conditions and procedures applicable to such capital increase, in particular the level below which the number of applications will not be scaled back,

c) deduct all expenses connected with the issue from the premium generated by it and to deduct from the said premium the sums required to raise the legal reserve to one tenth of the new share capital created as a result of each new issue, and

d) more generally, to enter into all agreements, to take all appropriate actions and accomplish all formalities required to complete the issues and for financial servicing of the shares issued pursuant to this authority or to exercise the rights attached thereto, officially to record the capital increase resulting from any shares issued pursuant to this authority, and to amend the Articles of Association accordingly.

Twenty eighth resolution

(Grant of authority to the Board of Directors to increase the share capital by issuing new shares reserved for Crédit Agricole Group employees belonging to a group employee share ownership plan in the United States)

Having heard the Board of Directors' management report and the statutory auditors' special report, and voting in accordance with the quorum and majority requirements to transact extraordinary



business, and in accordance with the provisions of the Code de commerce and in particular article L.225-138-1 thereof and the provisions of articles L.443-1 et seq. of the Code du travail, the shareholders hereby:

1. Authorise the Board of Directors to increase the company's share capital, on one or more occasions, by issuing shares to be paid for in cash, for a period of eighteen (18) months from the date of this meeting;
2. Reserve the right to apply for all shares to be issued to the employees of certain Crédit Agricole S.A. Group legal entities (as defined in the twenty sixth and twenty seventh resolutions) established in the United States, and whose employment agreement is governed by United States law, or who reside in the United States, insofar as such employees belong to one of the employee share ownership plans of a Crédit Agricole Group legal entity ("US Employees");
3. Resolve that the maximum nominal amount of the capital increase or increases that may be effected pursuant to this authority shall not exceed forty (40) million euros;
4. Resolve that the issue price for the new shares to be issued shall be equal to the higher of (i) 85% of the average opening price for the Crédit Agricole S.A. share on the Eurolist by Euronext during the twenty trading days preceding the date of the decision made by the Board of Directors or Chief Executive Officer, or by one or more Deputy Chief Executive Officers with the Chief Executive Officer's approval, fixing the opening date for applications to the share issue reserved for US Employees; or (ii) 85% of the quoted price for the Crédit Agricole S.A. share on the date of the decision made by the Board of Directors or Chief Executive Officer, or of the decision made by one or more Deputy Chief Executive Officers with the Chief Executive Officer's approval, fixing the opening date of the application period for the share issue reserved for US Employees, up to a maximum equal to 100% of the average opening price for the Crédit Agricole S.A. share during the twenty trading days preceding the date of the decision of the Board of Directors or Chief Executive Officer, or of the decision made by one or more Deputy Chief Executive Officers with the Chief Executive Officer's approval, fixing the opening date of the application period for the share issue reserved for US Employees;
5. Authorise the Board of Directors to allot to subscribers for no consideration shares to be issued or that have been issued or any other securities to be issued or that have been issued and giving access to the share capital, in lieu of all or part of the aforesaid discount on the share price, in accordance with the conditions and limitations stipulated in article L.443-5, paragraph 4 of the Code du travail;
6. Waive their pre-emptive rights to any shares issued pursuant to this authority and waive any right to bonus shares issued pursuant to this authority in favour of the US Employees.

   The shareholders grant the Board of Directors full powers, with the authority to further delegate as provided by law, to fix the terms, conditions and procedures of the capital increase or increases to be made pursuant to this authority, and more particularly to take actions including but not limited to the following:

a) to determine the maximum number of shares to be issued, within the limits fixed by this resolution, and, for each such capital increase, to determine whether the shares must be applied for directly by the US Employees or whether they must be applied for through a mutual fund,
b) to determine the date and procedures of the issues to be effected pursuant to this authority, together with the rules for scaling back in case such issues are over-subscribed, and, in particular, to fix the price of the shares, the dividend entitlement dates and, if applicable, the maximum number of shares that may be applied for per employee and per issue,
c) in the case of a bonus issue or an issue of other securities giving access to the share capital, to opt to allot such shares or securities in full or in part in lieu of the discount on the share price referred to above, pursuant to Article L.443-5 of the Code du travail,
d) officially to record the capital increases in the amount of the shares actually subscribed,
e) to carry out or arrange for an authorised representative to carry out all filing procedures and formalities,
f) to amend the Articles of Association accordingly,
g) to deduct all expenses connected with the issues from the premium generated by each issue and deduct from the said premium the sums required to raise the legal reserve to one tenth of the new share capital created as a result of each new issue, and
h) more generally, to do all that is necessary.

Twenty ninth resolution

(Grant of authority to the Board of Directors to reduce the share capital by retiring shares)

Having heard the Board of Directors' management report and the statutory auditors' special report, and voting in accordance with the quorum and majority requirements to transact extraordinary business, pursuant to Article L.225-209 of the Code de commerce, the shareholders authorise the Board of Directors:

1. to retire, on one or more occasions at its sole discretion, all or part of the shares purchased by the company pursuant to the share buyback authority pursuant to the eighteenth resolution or subsequent authorities, up to a maximum of 10% of the share capital in any one twenty four (24) month period as from the date of this meeting;
2. to reduce the share capital accordingly by deducting the difference between the cost of the retired shares and their nominal value from the distributable share premium or reserve accounts of its choice.

This authority, which replaces the authority granted at the combined general meeting of 18 May 2005 and cancels the portion thereof that has not been used to date, is valid for a term of twenty four (24) months as from the date of this meeting. The shareholders grant the Board of Directors full powers, with the right to further delegate such powers, for purposes of carrying out all actions, formalities or filings required to retire the shares and finalise the capital reduction or reductions, officially to record the capital reduction or reductions, to alter the Articles of Association accordingly, and, more generally, to do all that is necessary.

Thirtieth resolution

(Amendments to the Articles of Association to bring them into compliance with Act No. 2005-842 of 26 July 2005, which is aimed at increasing confidence in and modernising the economy)

Voting in accordance with the quorum and majority requirements to transact extraordinary business, the shareholders hereby resolve to alter the quorum requirements to transact business at ordinary and extraordinary general meetings in order to bring them into compliance with the applicable laws and regulations.

Consequently, the shareholders resolve to amend articles 26 and 27 of the Articles of Association as follows:

"Article 26. - Ordinary General Meetings

2. The deliberations of the Ordinary General Meeting of Shareholders convened following the first notice shall be valid only if the shareholders present, represented or voting by mail at the meeting hold, in the aggregate, at least one-fifth of all voting shares.

No quorum is required on second notice.

"Article 27. - Extraordinary General Meetings

2. The deliberations of the Extraordinary General Meeting of Shareholders convened following the first notice shall be valid only if the shareholders present, represented or voting by mail at the meeting hold, in the aggregate, at least one-fourth of all voting shares, or one-fifth of all voting shares following the second notice.

No further change shall be made to the remainder of Articles 26 and 27.

Thirty first resolution

(Formalities and powers)

The shareholders hereby grant full powers to the bearer of an original, copy or extract of the minutes of this meeting to complete any legal filing or publication formalities relating to or arising as a result of the resolutions passed above and/or any additional resolutions.

Persons responsible for the shelf-registration document and for auditing the accounts

▶ Person responsible for the shelf-registration document

Mr Georges Pauget, Chief Executive Officer of Crédit Agricole S.A.

▶ Statement by the person responsible

"I hereby certify that, to my knowledge and after all due diligence, the information contained in this registration document is true and accurate and contains no omissions likely to affect the import thereof.

I have obtained a letter from the statutory auditors upon completion of their work in which they state that they have verified the information relating to the financial situation and financial statements provided in this registration document and read the document as a whole.

The above-mentioned letter states: "Estimated figures to show the impact of accounting standards IAS 32, 39 and IFRS 4 in relation to the 2004 financial year appearing in this registration document do not fall within the scope of the consolidated financial statements that we have audited".

The statutory auditors have issued a report on the historical financial information provided in the registration document (on pages 116 to 211) and this report appears on pages 212 to 213 of this registration document.

The financial forecasts with respect to an annual average growth rate for the Crédit Agricole S.A. group of 10% of net EPS over the period 2006-2008, appearing in the prospectus (pages 21 and 91) in relation to which the Financial Markets Authority issued a visa n°06-042 on 13 February 2006, were the subject of a report by the statutory auditors on the forecast results which appears on page 97 of the above-mentioned prospectus. These financial forecasts (pages 47, 92 and 267), and the related report of the statutory auditors (page 268), are also published in this registration document.

The statutory auditors have issued an unqualified opinion on the historical financial information given for the financial years 2003 and 2004 which is incorporated by reference into this registration document. Without calling into question the unqualified opinion expressed in relation to the consolidated accounts, the statutory auditors have drawn the attention of the shareholders of Crédit Agricole S.A. to the changes in accounting methods made during the financial years 2003 and 2004. With respect to the financial year 2003, these comments appear in the registration document registered on 4 May 2004 by the AMF under n°R.04-073, on pages 154 and 155 and, with respect to the financial year 2004, in the registration document registered on 17 March 2005 by the AMF under n°D.05-0233, on pages 170 and 171".

Executed in Paris, 30 March 2006

The Chief Executive Officer of Crédit Agricole S.A.

Georges Pauget

Identification of the auditors

Auditors

Statutory auditors

Barbier Frinault et Autres Ernst & Young	PricewaterhouseCoopers Audit
Represented by Valérie Meeus	Represented by Gérard Hautefeuille
41, rue Ybry 92576 Neuilly-sur-Seine Cedex	63, rue de Villiers 92200 Neuilly-sur-Seine
Statutory Auditors, members of Compagnie Régionale des Commissaires aux Comptes de Versailles	Statutory Auditors, members of Compagnie Régionale des Commissaires aux Comptes de Versailles

Alternate auditors

Alain Grosmann	Pierre Coll
41, rue Ybry 92576 Neuilly-sur-Seine Cedex	63, rue de Villiers 92200 Neuilly-sur-Seine

Barbier Frinault et Autres was appointed Statutory Auditor at the Ordinary General Meeting of 31 May 1994 for a term of six years, which was renewed for a further six years at the Ordinary General Meeting of 25 May 2000.

Barbier Frinault et Autres, represented by Valérie Meeus, has been a member of the Ernst & Young network since 5 September 2002.

Alain Grosmann was appointed Alternate Auditor at the Ordinary General Meeting of 31 May 1994 for a term of six years, which was renewed for a further six years at the Ordinary General Meeting of 25 May 2000.

The following auditors were appointed at the Ordinary General Meeting of 19 May 2004 for a term which expires at the Ordinary General Meeting called to approve the financial statements for the year ending 31 December 2005:

- PricewaterhouseCoopers Audit, Statutory Auditor, represented by Gérard Hautefeuille;
- Pierre Coll, Alternate Auditor.

Cross-reference table

To facilitate consultation of the registration document, the following table indicates the page references corresponding to the main information headings required by regulation EC 809/2004 (annex I), enacting the terms of the "Prospectus" Directive.

Headings required by regulation EC 809/2004 (annex I)	Pages
16.2. Information about members of the administrative, management or supervisory bodies' service contracts with the issuer or any of its subsidiaries	40
16.3. Information about the issuer's audit committee and remuneration committee	18-20
16.4. A statement as to whether or not the issuer complies with the corporate government regime in its country of incorporation	14 ; 40
17. Employees	
17.1. Number of employees and breakdown by main category of activity and geographic location	7 ; 101-102 ; 109
17.2. Shareholdings and stock options	30-39
17.3. Arrangements for involving the employees in the issuer's capital	195-197 ; 100
18. Major shareholders	
18.1. Shareholders owning more than 5% of the share capital or voting rights	8 ; 191 ; 264-265
18.2. Whether the issuer's major shareholders have different voting rights	8 ; 252 ; 264
18.3. Control over the issuer	118 ; 121 ; 265 ; 45
18.4. Description of any arrangements, known to the issuer, the operation of which may at a subsequent date result in a change in control of the issuer	191 ; 265
19. Related party transactions	118-122 ; 270-272
20. Financial information concerning the issuer's assets and liabilities, financial positions and profits and losses	
20.1. Historical financial information *	116-237
20.2. Pro forma financial information	*
20.3. Financial statements	116-211
20.4. Auditing of historical annual financial statements	212-213
20.5. Age of latest financial information	116
20.6. Interim and other financial information	N/A
20.7. Dividend policy	8-11 ; 192 ; 264
20.8. Legal and arbitration proceedings	91-92 ; 190
20.9. Significant change in the issuer's financial or commercial position	260
21. Additional information	
21.1. Share capital	8 ; 97 ; 251-252 ; 264-266
21.2. Memorandum and articles of association	250-257
22. Material contracts	121-122 ; 260
23. Third party information and statement by experts and declarations of any interests	268
24. Documents on display	261
25. Information on holdings	150-151 ; 234 ; 244-248

N/A = not applicable.

* In accordance with article 28 of regulation EC 809/2004 and article 212-11 of the AMF's General Regulations, the following are incorporated by reference:

- The consolidated financial statements for the year ended 31 December 2004, the Statutory Auditor's reports on the consolidated financial statement for the year ended 31 December 2004 and the Crédit Agricole S.A.'s financial report presented pages 107 to 109, 170 to 171, 27 to 85 in the 2004 shelf-registration document, registered by the AMF on 17 March 2005 under number D.05-0233.
- The consolidated financial statements for the year ended 31 December 2003, the Statutory Auditor's reports on the consolidated financial statements for the year ended 31 December 2003, the Statutory Auditor's report on the pro forma consolidated financial statements for the year ended 31 December 2003, the Crédit Agricole S.A.'s financial statements for the year ended 31 December 2003, the Crédit Agricole S.A.'s financial report presented pages 63 to 95, 98 to 153, 154 to 155, 96 to 97, 2 to 49 in the 2003 shelf-registration document, registered by the AMF on 4 May 2004 under number R.04-973.

These above non stamped chapters n° D.05-0233 and R.04-073 are either non relevant for the investor, either somewhere else in the present shelf-registration document.

Publication relating to the issuance of (up to) €562.5 million fixed rate bonds

Published in the BALO on April 12, 2006

Please see the attached English-language summary.

Exhibit 2.1

English summary from French

Crédit Agricole S.A. BALO Notice published April 12, 2006, Bulletin No. 44

Further to the notice dated February 15, 2006, this notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term (TSDI). This notice states that as of February 28, 2006, the total of previously issued outstanding debt amounted to €13,516,894,881, to €8,556,644,216 for redeemable subordinated debt (TSR) and to €3,755,050,000 for subordinated debt with no fixed term (TSDI).

The notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term. The notice describes the Board of Directors' decision, at their meeting of June 1, 2005, to proceed with the issuance in France or abroad of bonds or warrants, subordinated or not, reimbursable at a fixed term or, at the latest, at the time of the dissolution of the company, supported or not by bonds and indexed or not to any type of index or security.

The notice announces that head of the asset/liability management and financial relations division, having already exercised this right to the amount of €2,448,350,000, has decided to issue subordinated debt with no fixed term in a maximum amount of €562,500,000.

After describing the administrative procedure by which this issuance will occur, the notice announces that the securities will pay interest at an annual nominal rate of 4.20%. Interest will be payable quarterly, at the annual rate divided by 4. The first interest period will be payable as of August 4, 2006 and the last as of May 4, 2018. Application will be made to list the securities on Eurolist by Euronext Paris S.A. Their expected date of valuation is May 4, 2006 under *code valeur* number FR 0010317511. The principal amount of the notes will be announced in the BALO on April 21, 2006.


RECEIVED
MAY 12 A 11:
CORPORATE FINANCE

Exhibit 2.2

Publication relating to the issuance of (up to) €23.75 million fixed rate bonds

Published in the BALO on April 12, 2006

Please see the attached English-language summary.

Exhibit 2.2

English summary from French

Crédit Agricole S.A. BALO Notice published April 12, 2006, Bulletin No. 44

Further to the notice dated February 15, 2006, this notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term (TSDI). This notice states that as of February 28, 2006, the total of previously issued outstanding debt amounted to €13,516,894,881, to €8,556,644,216 for redeemable subordinated debt (TSR) and to €3,755,050,000 for subordinated debt with no fixed term (TSDI).

The notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term. The notice describes the Board of Directors' decision, at their meeting of June 1, 2005, to proceed with the issuance in France or abroad of bonds or warrants, subordinated or not, reimbursable at a fixed term or, at the latest, at the time of the dissolution of the company, supported or not by bonds and indexed or not to any type of index or security.

The notice announces that head of the asset/liability management and financial relations division, having already exercised this right to the amount of €2,448,350,000, has decided to issue subordinated debt with no fixed term in a maximum amount of €23,750,000.

After describing the administrative procedure by which this issuance will occur, the notice announces that the securities will pay a nominal interest rate 22.5%. Interest will be payable on the maturity date, i.e. May 3, 2015. Application will be made to list the securities on the Premier Marche of Euronext Paris S.A. Their expected date of valuation is May 4, 2006 under *code valeur* number FR 0010317503, and the closing of the offering will occur on April 18, 2006. The principal amount of the notes will be announced in the BALO in a timely fashion.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.3

Publication relating to the issuance of (up to) €47.5 million progressive interest rate bonds

Published in the BALO on April 19, 2006

Please see the attached English-language summary.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.3

English summary from French

Crédit Agricole S.A. BALO Notice published April 19, 2006, Bulletin No. 47

Further to the notice dated April 12, 2006, his notice announces an offering by Crédit Agricole S.A. of progressive rate bonds. This notice states that as of February 28, 2006, the total of previously issued outstanding debt amounted to €13,516,894,881, to €8,556,644,216 for redeemable subordinated debt (TSR) and to €3,755,050,000 for subordinated debt with no fixed term (TSDI).

The notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term. The notice describes the Board of Directors' decision, at their meeting of June 1, 2005, to proceed with the issuance in France or abroad of bonds or warrants, subordinated or not, reimbursable at a fixed term or, at the latest, at the time of the dissolution of the company, supported or not by bonds and indexed or not to any type of index or security.

The notice announces that head of the asset/liability management and financial relations division, having already exercised this right to the amount of €2,448,350,000, has decided to issue progressive interest rate bonds in a maximum amount of €47,500,000.

After describing the administrative procedure by which this issuance will occur, the notice announces that the securities will pay a progressive interest rate. Interest will be payable twice a year. Application will be made to list the securities on the Premier Marche of Euronext Paris S.A. Their expected date of valuation is May 9, 2006 under *code valeur* number FR 0010318022, and the closing of the offering will occur on April 20, 2006. The principal amount of the notes will be announced in the BALO on April 26, 2006.


RECEIVED
MAY 12 A 11:
CORPORATE FINANCE

Exhibit 2.4

Publication relating to the issuance of €516 million fixed rate bonds

Published in the BALO on April 21, 2006

Please see the attached English-language summary.

Exhibit 2.4

English summary from French

Crédit Agricole S.A. BALO Notice published April 21, 2006, Bulletin No. 48

Further to the notice dated April 12, 2006, this notice announces the issuance by Crédit Agricole S.A. of €516,000,000 principal amount fixed rates notes (approved by the *AMF* with visa number 06-108 on April 7, 2006).

Exhibit 2.5

Publication relating to the issuance of €22.48 million fixed rate bonds

Published in the BALO on April 24, 2006

Please see the attached English-language summary.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.5

English summary from French

Crédit Agricole S.A. BALO Notice published April 24, 2006, Bulletin No. 49

Further to the notice dated April 12, 2006, this notice announces the issuance by Crédit Agricole S.A. of €22,480,000 principal amount notes (approved by the *AMF* with visa number 06-110 on April 10, 2006).

Exhibit 2.6

Publication relating to the issuance of €47.5 million progressive interest rate CASA ObligEnterprise bonds

Published in the BALO on April 26, 2006

Please see the attached English-language summary.

Exhibit 2.6

English summary from French

Crédit Agricole S.A. BALO Notice published April 26, 2006, No. Bulletin 50

Further to the notice dated April 19, 2006, this notice announces the issuance by Crédit Agricole S.A. of €47,500,000 progressive interest rate CASA ObligEnterprise bonds (approved by the *AMF* with visa number 06-113 on April 13, 2006).

Exhibit 2.7

Publication relating to 2005 annual results

Published in the BALO on April 28, 2006

For an English language summary, please see Exhibit 1.1 hereto.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1

Notice convening an ordinary and extraordinary shareholders' meeting on May 17, 2006

Published in the BALO on April 28, 2006

For an English language summary, please see the attached meeting notice.



Meeting Notice

COMBINED GENERAL MEETING

Ladies and Gentlemen, shareholders in Crédit Agricole S.A. and holders of units in " Crédit Agricole Classique ", " Crédit Agricole Multiple 2003 ", " Crédit Agricole Multiple 2005 " FCPEs (company investment funds), you are hereby invited to meet in a combined (ordinary and extraordinary) general meeting to consider the following agenda and draft resolutions.

The meeting will take place:

on Wednesday, 17 May 2006 at 10 a.m.

at the CNIT
2, place de La Défense - 92053 La Défense
Metro: Line 1 - Terminus - La Défense Grand Arche



CRÉDIT AGRICOLE S.A.

A French limited company ("société anonyme") with a share capital of €4.491.966.903
Registered office: 91-93, boulevard Pasteur, 75015 Paris
Paris Trade and Company Registry No. 784 608 416

Contents

Agenda

Ordinary general meeting

- Approval of the parent company's accounts for the financial year ended 31 December 2005;
- Approval of the consolidated accounts for the financial year ended 31 December 2005;
- Appropriation of income for the 2005 financial year, setting of dividend and distribution of the final dividend;
- Approval of the agreements governed by Articles L.225-38 *et seq.* of the French Commercial Code;
- Approval of a replacement of a director;
- Appointment of a director;
- Renewal of the terms of directors;
- Renewal of the terms of auditors;
- Renewal of the term of an alternate auditor;
- Appointment of an alternate auditor;
- Directors' fees;
- Authorisation to the Board of Directors to trade in the company's shares.

Extraordinary general meeting

- Authorisation to the Board of Directors to increase share capital by issuing ordinary shares and/or other securities with immediate or future rights to equity, with pre-emption rights;
- Authorisation to the Board of Directors to increase share capital by issuing ordinary shares and/or other securities with immediate or future rights to equity, without pre-emption rights;
- Authorisation to the Board of Directors to increase the number of securities to be issued in the event of a capital increase with or without pre-emption rights;
- Authorisation to the Board of Directors to issue equity and securities which grant rights to the share capital for the purposes of remunerating contributions in kind to the company and consisting of equity or securities granting rights to the share capital;
- Authorisation to the Board of Directors to determine the issue price of ordinary shares or any securities granting rights to the share capital, where the pre-emption right is waived, up to an annual limit of 5% of the share capital;
- Authorisation to the Board of Directors to increase share capital by incorporating reserves, profits, share premiums or other items;
- Authorisation to the Board of Directors to grant share options and/or rights to subscribe for shares in the company;
- Authorisation to the Board of Directors to effect capital increases reserved for Crédit Agricole employees enrolled in a company savings scheme;
- Authorisation to the Board of Directors to effect capital increases reserved for the Crédit Agricole International Employees company;
- Authorisation to the Board of Directors to effect capital increases reserved for Crédit Agricole employees enrolled in a Group savings scheme in the United States;
- Authorisation to the Board of Directors to reduce share capital by retiring shares;
- Amendment of the memorandum and articles of association for the purpose of bringing them into compliance with Act No. 2005-842 of 26 July 2005 on economic security and modernisation;
- Formalities, grant of powers.

How to participate in the general meeting?

To exercise your voting right

Any shareholder or holder of units in "Crédit Agricole Classique", "Crédit Agricole Multiple 2003" and "Crédit Agricole Multiple 2005" FCPEs (company investment funds), regardless of the number of shares or units he holds, may personally attend or be represented at the meeting or vote by post, provided that:

- **holders of registered shares and holders of units in "Crédit Agricole Classique", "Crédit Agricole Multiple 2003" and "Crédit Agricole Multiple 2005" FCPEs,** provide proof that the said shares have been deposited with their account keeper;
- **holders of bearer shares** request the authorised financial intermediary that registered their shares, to prevent the transfer of their securities and to provide them with an admission card should they desire to personally attend. Holders of bearer shares may also request the said intermediary to provide them with a form to vote by post or by proxy.

These formalities must be completed at least **five days** before the meeting.

To participate in the meeting

- **For holders of bearer shares:** provided that proof that the shares held may not be transferred is submitted within the required time period, the form to vote by post or by proxy, attached to this notice, should be sent by return post to CACEIS Corporate Trust, 14, rue Rouget-de-Lisle - 92862 Issy-les-Moulineaux Cedex 09, indicating your choice.
- **For holders of registered shares and holders of units in "Crédit Agricole Classique", "Crédit Agricole Multiple 2003" and "Crédit Agricole Multiple 2005" FCPEs:** the form to vote by post or by proxy should be sent by return post, without having to prove that the shares may not be transferred.

You wish to personally attend the meeting

In order to facilitate signature and entry into the meeting room, you should so indicate and arrive on Wednesday, 17 May 2006 **as from 8.30 a.m.**, with your admission card and proof of identity.

Folders containing items necessary for voting will be made available at the reception desk.

Admission cards - no card, no entry - will be sent directly:

- to **holders of registered shares and holders of units in** "Crédit Agricole Classique", "Crédit Agricole Multiple 2003" and "Crédit Agricole Multiple 2005" FCPEs who have indicated they will attend the meeting by checking box A and returning the form;
- to **holders of bearer shares** who have requested an admission card from their authorised financial intermediary if they have completed the formalities to prevent the transfer of their securities within the required time period.

Helpful advice for shareholders and unitholders wishing to attend the meeting

As the meeting on 17 May 2006 will begin promptly at 10.00 a.m., we advise you to:

- arrive early and proceed to the reception desk with your admission card and proof of identity to sign the attendance register. To facilitate this process, the reception desk will be open from 8.30 a.m.;
- enter the meeting room with the items necessary for voting you received (electronic voting box and ballot paper);
- follow the voting instructions given during the meeting.

- Holders of bearer shares, who have not completed the formalities to obtain an admission card within the required time period, will have to request their financial intermediary to submit proof that their shares may not be transferred.

You cannot personally attend the meeting

Using the form to vote by post or by proxy, you may:

- if you are a **shareholder, give a proxy to the Chairman of the meeting**, or **if you hold units, give a proxy to the Chairman of "Crédit Agricole Classique", "Crédit Agricole Multiple 2003" and "Crédit Agricole Multiple 2005" FCPEs' Supervisory Board** (in both cases, complete section 1 of the form); or
- **vote by post** on the resolutions submitted for approval to the general meeting (complete section 2 of the form); or
- **be represented:**

- by another shareholder or by your spouse, if you are a **shareholder**;
- by another unitholder, if you are a **unitholder**;

in both cases, complete section 3 of the form and identify the proxy holder.

In all cases, you must **date and sign** the form in the space provided at the bottom of the form.

Important information

- Forms to vote by post that are received at CACEIS Corporate Trust, 14, rue Rouget-de-Lisle - 92862 Issy-les-Moulineaux Cedex 09 after **Monday, 15 May 2006** will not be counted.
- You may vote by proxy or by post, but not both.
- Proxies given by shareholders that are returned to the company **without identifying** the proxy holder shall be given to the Chairman of the meeting to vote.
- Proxies given by FCPEs' unit holders that are returned to the company **without identifying** the proxy holder shall be given to the Supervisory Board's Chairman of the FCPE in question to vote.
- In order to avoid delays at the reception desk, if you hold proxy(ies), it is recommended that you send them as soon as possible to the following address: CACEIS Corporate Trust, 14, rue Rouget-de-Lisle - 92862 Issy-les-Moulineaux Cedex 09, and note clearly on the envelope "Assemblée Générale de Crédit Agricole S.A.".

If you have any difficulties, do not hesitate to call for assistance
Crédit Agricole S.A.'s shareholder relations department on:
0 800 000 777 (toll-free number from France) or CACEIS Corporate Trust + 33 (0)1 43 23 23 72

How to fill in the form?


Form for shareholders
You are a holder of bearer shares:
you must send this form back together with the certificate obtained from your account keeper confirming that your shares have been tied up.
You wish to personally attend the meeting:
please check box A.
You cannot personally attend the meeting:
you may vote by proxy or by post.
You wish to vote by post:
please check box 2 and follow instructions.
You wish to give your proxy to the Chairman of the meeting:
please date and sign the form.
You wish to give your proxy to a named person who will attend the meeting:
please check box 3 and indicate his/her name, Christian name and address.
A
B
Crédit Agricole S.A.
ASSEMBLÉE GÉNÉRALE MIXTE
du 17 mai 2006
COMBINED GENERAL MEETING
17 May 2006
2 JE VOTE PAR CORRESPONDANCE / I VOTE BY POST
1 JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE
3 JE DONNE POUVOIR A :
Date & Signature
Please indicate in this box your name, Christian name and address. If this information is already supplied, please verify.
This box must show a date and signature for all shareholders.

Form for holders of units in "Crédit Agricole Classique", "Crédit Agricole Multiple 2003", "Crédit Agricole Multiple 2005" FCPEs.

You hold units in "Crédit Agricole Classique", "Crédit Agricole Multiple 2003", "Crédit Agricole Multiple 2005" FCPEs.

You wish to personally attend the meeting:
please check box A.

You cannot personally attend the meeting:
you may vote by proxy or by post.

You wish to vote by post:
please check box 2 and follow instructions.

You wish to give your proxy to the Chairman of the FCPE's Supervisory Board:
please date and sign the form.

You wish to give your proxy to a named person
who will attend the meeting: please check box 3 and indicate his/her name, Christian name and address.

QUELLE QUE SOIT L'OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM

CADRE RESERVE / For Company's use only

Crédit Agricole S.A.

ASSEMBLÉE GÉNÉRALE MIXTE
du 17 mai 2006

COMBINED GENERAL MEETING
17 May 2006

2 JE VOTE PAR CORRESPONDANCE / I VOTE BY POST

1 JE DONNE POUVOIR AU PRESIDENT DU CONSEIL DE SURVEILLANCE DU FCPE "CREDIT AGRICOLE MULTIPLE 2005"

3 JE DONNE POUVOIR A :

Date & Signature

Please indicate in this box your name, Christian name and address. If this information is already supplied, please verify.

This box must show a date and signature for all unitholders.

Presentation of draft resolutions submitted by the Board of Directors

Ladies and Gentlemen,

Crédit Agricole S.A.'s annual general meeting presents us with an excellent opportunity to give you an update on business developments and on our Group's financial results, as well as to review highlights for 2005 and the outlook for coming years.

Thirty-one resolutions will be put before the combined general meeting convened for 17 May 2006.

In accordance with French law and the company's memorandum and articles of association, the annual ordinary general meeting will be asked to approve the parent company's accounts and consolidated accounts for financial year 2005 and to vote on the decisions relating to Crédit Agricole S.A.'s corporate life, especially the appointment of directors and auditors.

As for the extraordinary general meeting, it will consider proposed resolutions granting authority to the Board of Directors (and allowing it to further delegate this authority in accordance with French law) to increase share capital by issuing ordinary shares and/or securities with immediate or future rights to shares, either with or without pre-emptive subscription rights, as well as by incorporating reserves, profits, share premiums or other items.

The shareholders will also be asked to authorise the Board of Directors to issue shares for offering, either directly or indirectly, to Crédit Agricole employees enrolled in a company savings scheme, as well as to retire shares acquired by the company under the share repurchase programme and to grant share options or subscription rights to shares.

Lastly, the shareholders will be asked to amend articles 26 and 27 of the memorandum and articles of association relating to the quorum required for ordinary and extraordinary general meetings in order to be in accord with legal and statutory regulations currently in force.

At the ordinary general meeting



Approval of the parent company's accounts, consolidated accounts, appropriation of income and regulated agreements

(resolutions 1 to 4)

You are asked to approve the parent company's accounts and the consolidated accounts of Crédit Agricole S.A. for the year ended 31 December 2005, as well as the appropriation of income, which totals €2,682,301,298.44 (including net income and retained earnings).

Your Board of Directors proposes that the general meeting should resolve to set and distribute a dividend of €0.94 per share, which will be payable as of 29 May 2006. It should be noted that this dividend qualifies for a forty percent (40%) tax credit for shareholders who are natural persons.

You will be asked to approve the agreements governed by Article L.225-38 *et seq.* of the French Commercial Code which are presented in the auditors' special report.

The Board of Directors' 2005 management report, summarised hereafter, contains information on the management of business during the 2005 financial year, on the parent company's accounts and consolidated accounts, as well as on the proposed appropriation of income for the past financial year. Shareholders who wish to receive the full report or even the different auditors' reports may so request using the form attached (i.e. the last page of this notice).



Candidates for directorships

(resolutions 5 to 12)

Approval of a replacement of a director and appointment of a new director

■ Jean-Roger Drouet

Born 4 May 1949
Chief Executive Officer of the Toulouse et Midi Toulousain Crédit Agricole Regional Bank
No. of shares held: 1,000

Career: Jean-Roger Drouet, who graduated from the French Press Attaché School (EFAP), began his career in journalism in 1972 at the Journal Sud-Ouest in Bordeaux. He joined Crédit Agricole in 1974 at the Charente-Maritime Regional Bank, where his duties included control, audit and human resources. From 1992 to 1997, he served as assistant manager at the Alsace Regional Bank, responsible for human resources, communications and auditing. He was appointed Deputy Chief Executive of the Morbihan Regional Bank in 1997 and went on to hold the same position at the Toulouse et Midi Toulousain Regional Bank from 2000 to 2001. In September 2001, he was appointed at Crédit Agricole S.A. as Director of Relations with the Regional Banks. He was appointed Chief Executive Officer of the Toulouse et Midi Toulousain Regional Bank in November 2003.

The Board of Directors of Crédit Agricole S.A. appointed Jean-Roger Drouet as director in November 2005, following Jean-Claude Pichon's resignation. This appointment is subject to approval by the annual general meeting for Mr Pichon's remaining term of office, i.e. until the ordinary annual general meeting called to approve the accounts for the financial year ending 31 December 2007.

Main directorships: Director of Attica, Asterion, and the Institut de Formation du Crédit Agricole Mutuel.

■ Bruno de Laage

Born 20 August 1951
Chief Executive Officer of the Anjou et Maine Crédit Agricole Regional Bank
No. of shares held: 1,143



Career: Bruno de Laage is a graduate of the École des Hautes Études Commerciales. He started his professional life in 1978 with Crédit Agricole at the Charente Regional Bank, where in 1986 he became assistant manager, responsible for credit and, subsequently, for corporate and professional markets. He was appointed Deputy Chief Executive of the Loiret Regional Bank in 1991 and Chief Executive Officer of the Sarthe Regional Bank in 1995. Following the merger of the Sarthe and the Anjou-Mayenne Regional Banks, he was appointed Deputy Chief Executive Officer, and, in 2000, Chief Executive Officer of the Anjou et Maine Regional Bank.

The appointment of Mr de Laage will be submitted to the ordinary general meeting of 17 May 2006, following Pierre Kerfriden's resignation, for Mr Kerfriden's remaining term of office, i.e. until the ordinary annual general meeting called to approve the accounts for the financial year ending 31 December 2006.

Main directorships: Chairman of John Deere Crédit SAS and GIE Atlantica. Director of CA Cheuvreux S.A., Crédit Agricole Private Equity Holding, CA Titres, Uni-Editions, Uni Expansion Ouest, and Euro Securities Partners.

Renewal of six directors' term

■ Noël Dupuy

Born 6 July 1947
Deputy Chairman of Crédit Agricole S.A.'s Board of Directors
Chairman of the Touraine et Poitou Crédit Agricole Regional Bank
No. of shares held: 844
First elected: May 2003

Main directorships: Director of LCL - Le Crédit Lyonnais, Predica, IDIA Participations, Sofipar, and CA Titres. Member of Eurazeo's Supervisory Board. Deputy Chairman of Fédération Nationale du Crédit Agricole.

■ Carole Giraud

Born 15 November 1965
No. of shares held: 10
First elected: November 2001

Carole Giraud is a Regional Bank employee and webmaster analyst at the Sud Rhône-Alpes Crédit Agricole Regional Bank.

■ Roger Gobin

Born 7 May 1945
Chairman of the Atlantique Vendée Crédit Agricole Regional Bank
No. of shares held: 1,402
First elected: May 2000

Main directorships: Director of Calyon, Pacifica and Crédit Agricole Leasing. Chairman of SAS Fireca.

■ Bernard Mary

Born 17 November 1947
Chief Executive Officer of the Nord-Est Crédit Agricole Regional Bank
No. of shares held: 4,930
First elected: November 2001

Main directorships: Director of CA Cheuvreux S.A., Sofipar, IDIA Participations, IDIA Agri Capital SAS, and Crédit Agricole Belge.

■ Jean-Pierre Pargade

Born 28 July 1946
Chairman of the Aquitaine Crédit Agricole Regional Bank
No. of shares held: 3,673
First elected: May 1996

Main directorships: Chairman of Foncaris. Director of Crédit Agricole Asset Management. Segespar and Pacifica

■ SAS Rue La Boétie

Since May 2003, a seat on the Board of Directors of Crédit Agricole S.A. has been reserved for the legal entity, SAS Rue La Boétie, the holding company of Crédit Agricole S.A. that holds the Regional Banks' equity interests in Crédit Agricole S.A.

SAS Rue La Boétie is currently represented by its Chairman, Jean-Marie Sander, who is also Deputy Chairman of Crédit Agricole S.A.'s Board of Directors, Chairman of Fédération Nationale du Crédit Agricole and Chairman of the Alsace Vosges Crédit Agricole Regional Bank.



Crédit Agricole S.A.'s Board of Directors as at 15 March 2006



René Carron

Chairman of the Board,
Chairman of the
CRCAM * des Savoie





Jean-Marie Sander

Vice-Chairman
of the Board,
Chairman of the
CRCAM Alsace Vosges



Yves Couturier

Vice-Chairman
of the Board,
Chief Executive Officer
of the CRCAM
Sud Rhône-Alpes



Noël Dupuy

Vice-Chairman
of the Board,
Chairman
of the CRCAM de la
Touraine et du Poitou



Pierre Bru

Chairman
of the CRCAM
Nord Midi Pyrénées



Alain David

Chairman
of the CRCAM
d'Ille et Vilaine



Alain Dieval

Chief Executive Officer
of the CRCAM
Nord de France



Jean-Roger Drouet

Chief Executive Officer
of the CRCAM
deToulouse
et du Midi Toulousain



Roger Gobin

Chairman
of the CRCAM
Atlantique Vendée



Henri Corbel

Crédit Agricole S.A.
employees'
representative



Carole Giraud

Crédit Agricole
Regional Bank
employee



Michel Guermeur

Crédit Agricole S.A.
employees'
representative

* *CRCAM: Caisse Régionale de Crédit Agricole Mutuel - Crédit Agricole Regional Bank*



Philippe Camus

Co-Managing Director of Lagardère SCA



Xavier Fontanet

Chairman and Chief Executive Officer of Essilor International



Daniel Lebègue

Chairman of IFA (Institut Français des Administrateurs)



Corrado Passera

Chief Executive Officer of Banca Intesa



Pierre Kerfriden

Chief Executive Officer of the CRCAM du Finistère*



Bernard Mary

Chief Executive Officer of the CRCAM du Nord-Est



Michel Michaut

Chairman of the CRCAM de Champagne Bourgogne



Jean-Pierre Pargade

Chairman of the CRCAM d'Aquitaine



Jean-Michel Lemétayer

Professional farming organisations' representative, Chairman of FNSEA (French national farmers' union)



Henri Moulard

Non-voting Director, Chairman of Invest in Europe



Daniel Coussens

Representative of the Works' Council

* *Until 31 March 2006*



Renewal of terms and appointment of auditors and alternate auditors

(resolutions 13 to 16)

Your Board of Directors proposes that you renew for the next six (6) financial years:

- the appointment of the company Barbier, Frinault et Autres as auditor;
- the appointment of the company PriceWaterhouseCoopers Audit as auditor;
- the appointment of Mr. Pierre Coll, as alternate auditor to the company PriceWaterhouseCoopers Audit;

Additionally, your Board of Directors proposes that you appoint the company Picarle et Associés as alternate auditor to Barbier Frinault et Autres for the next six (6) financial years as a replacement for Mr. Alain Grossmann whose term expires at the close of this ordinary general meeting.



Allocation of directors' fees

(resolution 17)

Pursuant to the provisions of Article L.225-45 of the French Commercial Code, your Board proposes that the directors be allotted a total annual amount of eight hundred and fifty thousand euros (€850,000) in directors' fees for the functions they perform in 2006.



Authorisation to the company to purchase its own shares

(resolution 18)

Your Board proposes that it be granted authority, and be authorised to further delegate such authority, to buy back the company's own shares as permitted by Article L.225-209 *et seq.* of the French Commercial Code and the European Commission Regulation No. 2273/2003 of 22 December 2003.

Share purchases by the Board of Directors under this authority may not result in the company's holding more than ten percent (10%) of its share capital at the date of such purchases. Furthermore, the number of shares purchased by the company to hold or for subsequent use as payment or as an exchange in a merger or split transaction or by way of an asset contribution may not exceed five percent (5%) of the company's share capital.

This authorisation, which is to replace and supersede that granted by the ordinary general meeting of 18 May 2005, would be for a period of no more than eighteen (18) months and is intended to allow the company to purchase, sell or transfer its owns shares, at any time during which the repurchase programme is in effect, including for the purpose of exchanging shares for acquisitions or to allot shares under employee savings schemes.

We propose that an overall budget of up to three billion euros (€3bn) be allocated to this programme.

The company will report all of its purchases, sales and transfers on a monthly basis to the French Financial Markets Authority (AFM) and, more generally, will complete all necessary formalities and filings in this regard.

Any shares repurchased must be for the sole purpose of fulfilling obligations to employees, either under share purchase option schemes or pursuant to LCL Le Crédit Lyonnais employees' market making agreement.

As required by Articles L.225-209 and L.225-211 of the French Commercial Code, the Board of Directors wishes to provide the general meeting with information on the manner in which the share repurchase programme authorised by the ordinary general meeting of 18 May 2005 was used in the period from 1 January 2005 to 31 December 2005.

Number of shares held by the company on 31/12/2004	29,324,633
Number of shares purchased in 2005	0
Number of shares actually sold to accomplish the target	3,012,426
Number of share ultimately reallocated to other programmes	0
Average price of shares purchased in 2005	n.m.
Aggregate value of shares purchased in 2005, at cost	n.m.
Commissions and expenses	n.m.
Number of shares sold in 2005	3,012,426
Average price of shares sold in 2005	€18.13
Number of shares held by the company on 31/12/2005	26,312,207
Gross book value per share	€19.68
Gross book value of shares held	€517,876,354.85
Par value of shares	€3
Percentage of share capital held by the company on 31/12/2005	1.76%

At the extraordinary general meeting



Financial authorisations

(resolutions 19 to 24)

In order to enable the Board of Directors to provide for the company's financing needs quickly and efficiently by allowing it to issue selected securities at any given time, your Board proposes that you authorise it to increase capital by up to four billion euros (€4bn) in nominal value for issues with pre-emption rights retained and nine hundred million euros (€900m) for those without such pre-emption rights.

Issues may include debt securities for up to a total of five billion euros (€5bn) in nominal value.

These authorisations concern the issuing of any securities with an immediate or future right to a portion of share capital. The powers granted to the Board of Directors in this respect would replace and supersede the unused portion of those granted by the extraordinary general meeting of 18 May 2005 and would be for a period of twenty-six (26) months from the date of this general meeting.

It is specified that, in the case of issues without pre-emption rights for existing shareholders:

- the Board of Directors could, if it deems appropriate, grant a priority subscription right to shareholders;
- the proceeds received or to be received by the company for the issue of each share under this authority may not be less than the minimum offering price permitted under the law.

The exact terms and conditions of each issue are to be determined at the time the Board decides to carry it out.

Whenever the Board of Directors makes use of the authority granted to it, it will issue a supplementary report setting out the final terms and conditions of the issue; the Auditors will also have to issue a supplementary report. Those reports will be submitted to the shareholders at the general meeting immediately following the issue.

In accordance with the provisions of Article L.225-135-1 of the French Commercial Code, you will be asked to grant the Board of Directors, if an additional request is made, the option of increasing the amount of securities by up to fifteen percent (15%) of the initial issue, with or without pre-emption rights and at the same price fixed for the initial issue.

This authorisation would be valid for a period of twenty-six (26) months from the date of this meeting.

We also propose that you grant the Board of Directors the necessary powers to effect a securities issue of up to ten percent (10%) of its share capital for the purposes of remunerating contributions in kind and consisting of equity or securities granting rights to the share capital, where the provisions of Article L.225-148 of the French Commercial Code do not apply. Should the Board of Directors decide to make use of this authority, it will base its decision on the auditors' report.

Additionally, we also propose that you authorise the Board of Directors to set the issue price of shares where the pre-emption right is waived, up to an annual limit of five percent (5%) of the share capital. This issue price shall be no less than the weighted average price of the three trading sessions immediately prior to setting the price, less any possible discount of up to a maximum of ten percent (10%).

Finally, it is also proposed that the Board of Directors be given the authority to increase share capital by incorporating reserves, either by means of raising the nominal value of existing shares or by issuing new shares, up to a ceiling of three billion euros (€3bn). This authorisation, which is to replace and supersede that granted by the extraordinary general meeting of 18 May 2005, would be valid for a period of twenty-six (26) months from the date of the general meeting.



Authorisation to the Board of Directors to grant share options and/or rights to subscribe for shares in the company

(resolution 25)

In accordance with the provisions of Articles L.225-177 et seq. of the French Commercial Code, only the extraordinary general meeting may authorise the Board to allot at one or more times, to some or all company employees and/or to some or all of its officers and directors serving as executives of the company or affiliated entities or groups of entities, as defined by Article L.225-180 of the French Commercial Code, options granting rights either to subscribe for shares or to purchase shares legally acquired by the company.

This authorisation shall not allow the company to subscribe for or purchase a number of shares in excess of two percent (2%) of the company's existing share capital at the date of this meeting.

This authorisation, which replaces the authorisation granted by the combined general meeting dated 21 May 2003, shall be valid for thirty-eight (38) months from the date of this meeting.



Authorisation to effect capital increases reserved for employees

(resolutions 20 to 22)

The extraordinary general meeting is asked to delegate powers to the Board of Directors to increase the company's share capital by up to a hundred and fifty million euros (€150m) in offerings reserved for employees of the Crédit Agricole Group, which encompasses the company, the entities and groups of entities consolidated by the company (at the date the capital increase is launched), Crédit Agricole Regional Banks and their subsidiaries and the entities and groups of entities controlled by the company and/or the Crédit Agricole Regional Banks, within the meaning of Article L.444-3 of the French Labour Code, provided that those employees are enrolled in one of the Crédit Agricole Group entities' employee savings schemes.

You are being asked to waive the shareholders' pre-emption right to subscribe for such new shares in favour of those employees and to resolve that the offering price of shares will not be more than twenty percent (20%) below the average price of Crédit Agricole S.A. shares quoted by Euronext on Eurolist over the twenty (20) trading days immediately preceding the decision by the Board of Directors or by the Chief Executive Officer (or, subject to the consent of the Chief Executive Officer, by one or more Deputy Chief Executive Officers) setting the starting date of the subscription period. The Board of Directors will be allowed to adjust the price discount on a case-by-case basis, depending on the regulations applicable in the countries where affiliates of the Group participating in the offering are located. The Board of Directors may also allot bonus shares with rights to share capital to subscribers in lieu of all or part of this share price discount.

It is also proposed that two specific authorisations be given to the Board to increase capital, in one or more transactions, on behalf of the employees of entities located in countries other than France where financial, legal or tax restrictions make it difficult to set up such savings schemes, as well as on behalf of US employees. One of these authorisations is for a capital increase reserved for the Crédit Agricole International Employees Company; the other being for a capital increase reserved for Crédit Agricole employees enrolled in a Group employee savings scheme in the US. A ceiling of forty million euros (€40m) would apply to the nominal value of securities issued in both instances.

You are further asked to grant the Board full authority (including to delegate its authority as permitted by law) to establish the terms and conditions of such capital increases reserved for employees.

The powers granted by resolutions 26 to 28 are intended to replace and supersede the unused portion of those granted by resolutions 20 to 22 of the extraordinary general meeting of 18 May 2005 and will be valid for a period of twenty-six (26) months from the date of the meeting.



Authorisation to the Board to reduce share capital by retiring shares held in treasury by the company

(resolution 29)

Subject to the adoption by the ordinary general meeting of resolution 18 relating to the authorisation to trade in the company's shares, you are asked to authorise the Board to retire some or all of the shares purchased, without exceeding ten percent (10%) of capital over any period of twenty-four (24) months.



Amendment of articles 26 and 27 of the memorandum and articles of association

(resolution 30)

You are being asked to amend articles 26 and 27 of the memorandum and articles of association so as to bring them into compliance with Act No. 2005-842 of 26 July 2005 on economic security and modernisation which eases the quorum and majority requirements applicable to ordinary and extraordinary general meetings.

Crédit Agricole S.A. consolidated results

Crédit Agricole S.A.'s net income (Group share) came to €3,891m in 2005, up 55.6% on 2004. Amidst generally favourable economic and financial conditions, all Group business lines gained considerable ground, contributing to earnings growth in 2005.

Summary pro forma consolidated income statements

(in millions of euros)

	2004 IFRS estimate *	2005	2005/2004 * % change
Net banking income	12,107	13,693	+ 13.1%
Operating expenses	(8,579)	(9,166)	+ 6.8%
Gross operating income (before integration-related costs)	3,528	4,527	+ 28.3%
Risk-related costs	(575)	(643)	+11.8%
Contribution from equity affiliates	1,169	1,490	+27.5%
Net income on other assets	(18)	36	n.m.
Integration-related costs	(552)	(219)	-60.3%
Tax	(754)	(942)	+24.9%
Net income	2,798	4,249	+ 51.9%
Net income - Group share	2,501	3,891	+55.6%
Income before tax and integration-related costs	4,104	5,410	+31.8%

* To make comparisons more meaningful, 2004 figures have been estimated in accordance with IAS/IFRS, including IAS 32, IAS 39 and IFRS 4. This data has not been audited by the statutory auditors.

Net banking income amounted to €13,693m, driven by strong growth across all business lines and by the Group's strategy of making targeted acquisitions outside France. Owing to tight control over operating expenses, held to €9,166m (up 6.8%), gross operating income came in at €4,527m (up 28.3%) and the cost/income ratio improved considerably, contracting by 4 percentage points. Risk-related costs rose 11.8% over 2004 to €643m, due primarily to charges booked to provisions under IAS. The contribution from equity affiliates climbed 27.5% to €1,490m in 2005, reflecting earnings growth at the Regional Banks and in international retail banking, principally Banca Intesa.

The Group's return on equity (ROE) also increased, ending the year at 15.8%, and the return on capital allocated to the business lines was 19.6%. The gross costs related to the tie-up between Crédit Agricole S.A. and Crédit Lyonnais decreased by 60.3% relative to 2004. Integration was completed in 2005, and the synergies generated (€663m in 2005) have exceeded our targets.

Results by business line

1 French retail banking - Crédit Agricole Regional Banks

Crédit Agricole Regional Banks' contribution to Crédit Agricole S.A.'s consolidated net income increased by 16.2% to €778m (16% of the Group's income before tax and integration-related costs), reflecting the vitality of business, well-contained operating expenses and conservative risk coverage.

French retail banking - Crédit Agricole Regional Banks

(in millions of euros)

	2004	2005	2005/2004 % change
Contribution from equity affiliates	733	854	+16.5%
Net income on other assets	(3)	-	n.m.
Pre-tax income	730	854	+17.0%
Tax *	(60)	(75)	+25.5%
Net income	670	778	+16.2%

* Tax impact of dividends received from Regional Banks.

2 French retail banking - LCL Le Crédit Lyonnais network

French retail banking - LCL again delivered operating income growth of over 10% in 2005. Gross operating income moved up 10.3%, with business proving to be particularly robust in the second half of the year. Operating expenses were held well in check and the cost/income ratio declined 1.9 percentage points to 71% at year-end. In total, net income rose 17.1%, giving an ROE of 24.7%.

French retail banking - LCL Le Crédit Lyonnais network

(in millions of euros)

	2004 IFRS estimate	2005	2005/2004 % change
Net banking income	3,396	3,501	+3.1%
Operating expenses	(2,477)	(2,487)	+0.4%
Gross operating income	919	1,014	+10.3%
Risk-related costs	(169)	(151)	-11.0%
Pre-tax income	750	863	+15.2%
Tax	(234)	(259)	+10.8%
Net income	516	604	+17.1%

3 Specialised financial services

The Specialised financial services business line, which encompasses consumer credit, lease financing and factoring, recorded strong revenue and earnings growth in 2005, posting net income up approximately 20%.

Specialised financial services

(in millions of euros)

	2004 IFRS estimate	2005	2005/2004 % change
Net banking income	2,260	2,466	+9.1%
Operating expenses	(1,216)	(1,291)	+6.1%
Gross operating income (before integration-related costs)	1,043	1,175	+12.6%
Risk-related costs	(372)	(398)	+6.9%
Contribution from equity affiliates	(2)	5	n.m.
Goodwill amortisation	(24)	(83)	3.5x
Pre-tax income before integration-related costs	645	699	+8.4%
Tax	(229)	(254)	+11.1%
Net income before integration-related costs	416	445	+6.9%
Net income before integration-related costs and goodwill amortisation	440	528	+19.9%

4 Asset management, insurance and private banking

In 2005, Asset management, insurance and private banking reported strong financial and commercial performances and important operational developments that secure premium positions in several business areas

Asset management, insurance and private banking

(in millions of euros)

	2004 IFRS estimate	2005	2005/2004 % change
Net banking income	**2,749**	**3,333**	+ 21.3%
Operating expenses	(1,355)	(1,465)	+ 8.1%
Gross operating income (before integration-related costs)	**1,394**	**1,868**	+ 34.0%
Risk-related costs	(9)	19	n.m.
Contribution from equity affiliates	13	28	2.2x
Net income on other assets (including goodwill amortisation)	(9)	(5)	-40.7%
Pre-tax income before integration-related costs	**1,389**	**1,910**	+ 37.5%
Tax	(430)	(646)	+ 50.0%
Net income before integration-related costs	**959**	**1,264**	**+ 31.8%**

Net income in this business line rose sharply, representing more than 35% of the Group's pre-tax income. Total assets under management reached €562.7bn, fuelled by strong new inflows, the strength of the markets and the acquisition of Nextra in Italy.

The cost/income ratio improved appreciably, ending the year at 44%, and the return on capital allocated to the business line was 20.1%.

5 Corporate and investment banking

Corporate and investment banking saw strong growth in all areas in 2005. Like-for-like, net banking income rose by 20%, net income by 56.6% and return on capital allocated by 4.3 points year-on-year.

Corporate and investment banking *

(in millions of euros)

	2004 IFRS estimate	2005	2005/2004 % change
Net banking income	**3,715**	**4,456**	+19.9%
Operating expenses	(2,652)	(2,813)	+6.1%
Gross operating income (before integration-related costs)	**1,063**	**1,643**	+54.5%
Risk-related costs	43	(3)	n.m.
Contribution from equity affiliates	74	120	+62.0%
Net income on other assets	(25)	14	n.m.
Pre-tax income before integration-related costs	**1,155**	**1,774**	+53.5%
Tax	(277)	(398)	+43.7%
Net income before integration-related costs	**878**	**1,376**	**+56.6%**

* Private Equity activities, which were previously included in this business line, are now included in "Proprietary asset management and other activities." 2004 figures have been restated accordingly.

This performance enabled Calyon to strengthen its position both in Europe and worldwide in a number of areas, becoming the world's No. 2 in aircraft finance and No. 4 in project finance, as well as Europe's No. 1 in primary equity markets.

6 International retail banking

International retail banking

(in millions of euros)

	2004 IFRS estimate	2005	2005/2004 % change
Net banking income	276	317	+15.2%
Operating expenses	(219)	(267)	+22.1%
Gross operating income	57	50	-11.2%
Risk-related costs	(22)	(33)	+48.6%
Contribution from equity affiliates	347	452	+30.3%
Goodwill amortisation	(3)	-	-
Pre-tax income	379	469	+24.0%
Tax	(14)	(8)	-46.2 %
Net income	365	461	+26.8%

International retail banking essentially comprises the African entities which were previously subsidiaries of Crédit Lyonnais, as well as foreign affiliates operating in retail banking. Its contribution to total net income has improved significantly, mainly thanks to strong growth in the contribution from equity affiliates (Banca Intesa, Banco Espírito Santo).

7 Proprietary asset management and other activities

Proprietary asset management and other activities

(in millions of euros)

	2004 IFRS estimate	2005	2005/2004 % change
Net banking income	(288)	(380)	+31.9%
Operating expenses and depreciation	(659)	(843)	+27.7%
Gross operating income (before integration-related costs)	(947)	(1,223)	+29%
Risk-related costs	(46)	(77)	+68.4%
Contribution from equity affiliates	4	31	7.1x
Net income on other assets (including goodwill amortisation)	46	110	2.4x
Pre-tax income before integration-related costs	(943)	(1,159)	+22.8%
Tax	294	631	2.1x
Net income before integration-related costs	(649)	(528)	-18.6%

This business line saw considerable volatility in terms of NBI, which was mainly due to the impact of declining interest rates on the transformation margin, the recognition of hedging derivatives as trading instruments under IFRS and the increase in financing charges relating to acquisitions. The increase in operating expenses reflects the Group's efforts to restructure Crédit Agricole S.A.'s central functions following the acquisition of Crédit Lyonnais.

Crédit Agricole S.A. consolidated balance sheet

At the end of 2005, Crédit Agricole S.A.'s total assets came to over €1,000bn. Shareholders' equity (Group share), including income for the period and before payment of the 2005 dividend, amounted to €30.7bn, an increase of 17.8%, mainly due to income for the period and the capital increase reserved for employees carried out in 2005.

The overall solvency ratio came to 8.5% and the Tier 1 ratio was 8.2% at year-end 2005.

Outlook

Over the last four years, Crédit Agricole S.A. has undergone radical change and reorganisation, the foremost being the integration of Crédit Lyonnais, which was completed in 2005. The Group's commercial and financial performance in 2005 just shows how successful this integration has been.

With a stable and structured organisation, the Group is starting out on a new phase that is part of its strategic development plan announced at the end of 2005. This three-year plan is aimed at creating value based on an ambitious programme to strengthen the Crédit Agricole Group's leading position in retail banking in France and in related activities, and to develop its business and share of revenues generated outside France, while also reinforcing the strategic fit between its business lines.

This is based on four axes: differentiation of the Crédit Agricole and LCL brands, the Corporate Development Project, access to distribution networks outside France and development of the product platforms.

Over the 2006-2008 period, the strategic development plan aims to report NBI growth of 10% per year and increase the weighting of its business abroad from 35% to 50%. This growth is expected to be accompanied by tight control over costs, which will likely bring the cost-income ratio down an average of 150 basis points a year. The Group's overall risk profile is not expected to change. All in all, earnings per share should rise by an average of 10% a year.

Since the start of 2006, the Group has already made acquisitions in Portugal and Egypt (see below) with a view to meeting its development targets.

Recent developments



Crédit Agricole S.A. expands its activities in Egypt

Crédit Agricole S.A. and its Egyptian partner El Mansour & El Maghraby Investment and Development Co (MMID) have signed a Sale and Purchase agreement with Bank of Alexandria S.A.E. and American Express Group for the acquisition of the 74.6% they jointly own in Egyptian American Bank; Crédit Agricole S.A. is to acquire 75% of these shares and MMID 25%.

Egyptian American Bank has the third-largest private retail banking network in Egypt, with 36 branches, and a market share of approximately 2% (100,000 retail clients and 800 corporate and institutional clients). The combination of Egyptian American Bank's and Calyon Bank Egypt's operations will enable Crédit Agricole S.A. and MMID to enhance their position on the Egyptian market. Subject to obtaining all approvals required from the Central Bank of Egypt and the Egyptian Capital Market Authority, Crédit Agricole S.A. and MMID will launch a tender offer on up to 100% of the issued shares of Egyptian American Bank.



Espírito Santo Financial Group S.A. and Crédit Agricole S.A. to strengthen their partnership in Portuguese life and non-life bancassurance

Espírito Santo Financial Group S.A. (ESFG) and Crédit Agricole S.A. have agreed that Crédit Agricole S.A. will acquire 50% of the capital and have management control of life and non-life bancassurance subsidiaries of ESFG in Portugal, i.e. Tranquilidade Vida and Espírito Santo Seguros respectively. At the same time, Banco Espírito Santo (BES), a subsidiary of ESFG, will acquire the other 50% of the capital of Tranquilidade Vida and will hold 25% of the capital of Espírito Santo Seguros while Tranquilidade Seguros will continue to own 25% in Espírito Santo Seguros.

For Crédit Agricole S.A., these transactions are big steps forward in its strategy to develop bancassurance as a driver of its international expansion and testify to the quality of its long-standing partnership with ESFG. The partnership in Portugal offers significant value creation opportunities by combining Crédit Agricole S.A.'s bancassurance expertise with BES' dynamic 644 branch-strong distribution network.

Crédit Agricole S.A.
Five-year financial highlights

	2001	2002	2003	2004	2005
Capital at year-end *(in euros)*	2,916,629,697	2,916,629,697	4,420,567,311	4,420,567,311	4,491,966,903
No. of shares issued	972,209,899	972,209,899	1,473,522,437	1,473,522,437	1,497,322,301
Operations and results for the financial year *(in millions of euros)*					
Gross revenues [1]	24,293	9,424	13,825	14,708	16,945
Income before tax, employee profit-sharing, allowances, depreciation and amortisation	333	599	539	1,032	1,381
Employee profit-sharing	16	3	4	0	0
Income taxes	16	(362)	(433)	(383)	(455)
Net income after tax, employee profit-sharing, allowances, depreciation and amortisation	1,045	1,008	611	1,249	2,451
Dividends declared	535	729	800	954	1,407
Earnings per share *(in euros)*					
Net income after tax and employee profit-sharing, but before allowances, depreciation and amortisation	0.311	0.985	0.657	0.960	1.226
Net income after tax, employee profit-sharing, allowances, depreciation and amortisation	1.075	1.037	0.415	0.847	1.636
Dividend per share	0.55	0.55	0.55	0.66	0.94 [2]
Employee data					
Average number of employees [3]	3,245	3,125	2,983	2,685	2,832
Total payroll *(in millions of euros)*	159	160	165	157	177
Amounts paid for employee benefits and social charges *(in millions of euros)*	75	79	84	81	144

In a decision made at the combined general meeting held on 29 November 2001, the shares' nominal value was reduced from €30 to €3 and the number of shares making up the company's share capital multiplied by ten.

(1) 2002, 2003, 2004 and 2005 gross revenues include income from macro-hedged transactions net of related charges. Applying this to financial year 2001, gross revenues could be restated to €15,810m

(2) Net dividend proposed to the general meeting of 17 May 2006

(3) Head office staff

At the ordinary general meeting

First resolution

Approval of the parent company's accounts

The general meeting, subject to the quorum and majority requirements applicable to ordinary general meetings, having reviewed the Board of Directors' report and the auditors' general report, approves the Board's report and the annual accounts for the financial year ended 31 December 2005, as presented.

It approves the transactions reflected in the said accounts or summarised in the said reports, as well as the management by the Board during the financial year just ended.

Pursuant to Article 223 *quater* of the French General Tax Code *(Code général des impôts)*, the general meeting approves the total amount of costs and expenses referred to in Article 39-4 of that Code which are non-deductible from taxable profits, that amount to €44,109 for the financial year ended 31 December 2005, as well as tax payable by the company as a result of non-deductibility, which amounts to €15,408.74.

Second resolution

Approval of consolidated accounts

The general meeting, subject to the quorum and majority requirements applicable to ordinary general meetings, having reviewed the Board of Directors' report and the auditors' report pertaining to consolidated accounts, approves the Board's report and the consolidated accounts for the financial year ended 31 December 2005, as presented.

It approves the transactions reflected in those accounts or summarised in the said reports.

Third resolution

Appropriation of income, setting of dividend and distribution of the final dividend

The general meeting, subject to the quorum and majority requirements applicable to ordinary general meetings, notes that the net income for the 2005 financial year amounts to €2,450,087,502.11 and that retained earnings amount to €232,213,796.33, namely, a total of €2,682,301,298.44.

Accordingly, the general meeting resolves to appropriate this distributable income as follows:

1. 5% of the net income for the financial year, or €122,504,375.11, to the legal reserve;

2. €1,407,482,962.94 to the payment of a final dividend of €0.94 per share;

3. €1,152,313,960.39 to retained earnings.

The dividend will be paid in cash as from Monday, 29 May 2006.

Should Crédit Agricole S.A. hold treasury shares as at the dividend payment date, dividends accruing on such shares shall be recognised as retained earnings, and full authority is hereby granted to the Board of Directors for this purpose.

In accordance with the provisions of Article 243 bis of the French General Tax Code, dividends will be eligible for the forty percent (40%) discount referred to in paragraph 3(2) of Article 158 of that Code, at the time of income tax for 2006. Only natural persons will be eligible for the rebate.

The dividends for the three previous financial years are set out below:

Year	Dividend	Tax credit (1)	Total
2002	€0.55	€0.275	€0.825
2003	€0.55	€0.275	€0.825
2004	-	-	-
Interim (2)	€0.30	€0.15	€0.45
Balance (3)	€0.36	-	€0.36

(1) The tax credit shown corresponds to a rate of 50%, which may differ in certain instances

(2) Distribution during the 2004 financial year

(3) Distribution during the 2005 financial year - this balance was eligible for a 50% discount.

Fourth resolution

Approval of the agreements governed by Articles L.225-38 *et seq.* of the French Commercial Code

The general meeting, subject to the quorum and majority requirements applicable to ordinary general meetings, having reviewed the auditors' special report on agreements governed by Articles L.225-38 *et seq.* of the French Commercial Code, approves the agreements addressed in that report.

Fifth resolution

Approval of a replacement of a director

The general meeting, subject to the quorum and majority requirements applicable to ordinary general meetings, approves the appointment by the Board of Directors on 16 November 2005 of Mr Jean-Roger Drouet as a director, to replace Mr Jean-Claude Pichon, who resigned, for the remainder of Mr Pichon's term, namely until the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2007.

Sixth resolution

Appointment of a director

The general meeting, subject to the quorum and majority requirements applicable to ordinary general meetings, takes note of Mr Pierre Kerfriden's resignation, his term expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2006.

Therefore, the general meeting appoints Mr Bruno de Laage as director for the remainder of Mr Pierre Kerfriden's term.

Seventh resolution

Renewal of a director's term

The general meeting, subject to the quorum and majority requirements applicable to ordinary general meetings, notes that Mr Noël Dupuy's term as director expires on this day and renews the said term for a period of three years expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2008.

Eighth resolution

Renewal of a director's term

The general meeting, subject to the quorum and majority requirements applicable to ordinary general meetings, notes that Mrs Carole Giraud's term as director expires on this day and renews the said term for a period of three years expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2008.

Ninth resolution

Renewal of a director's term

The general meeting, subject to the quorum and majority requirements applicable to ordinary general meetings, notes that Mr Roger Gobin's term as director expires on this day and renews the said term for a period of three years expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2008.

Tenth resolution

Renewal of a director's term

The general meeting, subject to the quorum and majority requirements applicable to ordinary general meetings, notes that Mr Bernard Mary's term as director expires on this day and renews the said term for a period of three years expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2008.

Eleventh resolution

Renewal of a director's term

The general meeting, subject to the quorum and majority requirements applicable to ordinary general meetings, notes that Mr Jean-Pierre Pargade's term as director expires on this day and renews the said term for a period of three years expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2008

Twelfth resolution

Renewal of a director's term

The general meeting, subject to the quorum and majority requirements applicable to ordinary general meetings, notes that SAS Rue La Boétie's term as director expires on this day and renews the said term for a period of three years expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2008.

Thirteenth resolution

Renewal of an auditor's term

The general meeting, subject to the quorum and majority requirements applicable to ordinary general meetings:

- notes that Barbier, Frinault et Autres' term as auditor expires at the close of this ordinary general meeting;
- at the Board's suggestion, resolves to renew Barbier, Frinault et Autres' (whose registered office is situated at 41, rue Ybry, 92576 Neuilly-sur-Seine cedex) term as auditor, for a period of six years, or until the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2011.

Fourteenth resolution

Renewal of an auditor's term

The general meeting, subject to the quorum and majority requirements applicable to ordinary general meetings:

- notes that PriceWaterhouseCoopers Audit's term as auditor expires at the close of this ordinary general meeting;
- at the Board's suggestion, resolves to renew PriceWaterhouse-Coopers Audit's (whose registered office is situated at 63, rue de Villiers, 92208 Neuilly-sur-Seine cedex) term as auditor, for a period of six years, or until the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2011.

Fifteenth resolution

Renewal of the term of an alternate auditor

The general meeting, subject to the quorum and majority requirements applicable to ordinary general meetings:

- notes that Mr Pierre Coll's term as alternate auditor expires at the close of this ordinary general meeting;
- at the Board's suggestion, resolves to renew Mr Pierre Coll's (who resides at 4, avenue du Colonel Bonnet, 75016 Paris) term as alternate auditor to PriceWaterhouseCoopers Audit, for a period of six years, or until the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2011.

Sixteenth resolution

Appointment of an alternate auditor

The general meeting, subject to the quorum and majority requirements applicable to ordinary general meetings:

- notes that Mr Alain Grosmann's term as alternate auditor expires at the close of this ordinary general meeting;
- at the Board's suggestion, resolves to appoint Picarle et Associés, whose offices are located at Faubourg de l'Arche, 11, allée de l'Arche, 92400 Courbevoie, as alternate auditor to Barbier, Frinault et Autres, for a period of six years, or until the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2011.

Seventeenth resolution

Directors' fees

Pursuant to Article L.225-45 of the French Commercial Code, the general meeting, subject to the quorum and majority requirements applicable to ordinary general meetings, sets the total annual amount of fees to be allocated to directors at eight hundred and fifty thousand euros (€850,000), according to the functions they perform.

Eighteenth resolution

Authorisation to the Board of Directors to trade in the company's shares

The general meeting, subject to the quorum and majority requirements applicable to ordinary general meetings, having reviewed the report of the Board of Directors, authorises the Board of Directors, which may further delegate such authority as provided by law, to trade in the company's shares in accordance with the provisions of Articles L.225-209 *et seq.* of the French Commercial Code and with European Commission Regulation 2273/2003 of 22 December 2003.

This authorisation, which replaces that granted at the ordinary general meeting held on 18 May 2005, is granted to the Board of Directors until renewed at a future ordinary general meeting and, in all circumstances, for a maximum period of eighteen (18) months from the date of this general meeting.

The acquisition of company shares made by the Board of Directors pursuant to this authorisation may not, under any circumstances, result in the company holding more than ten percent (10%) of its share capital. Furthermore, the number of shares purchased by the company to hold or for subsequent use as payment or as an exchange in a merger or split transaction or by way of contribution may not exceed five percent (5%) of the company's share capital.

Transactions in the company's shares under the share repurchase programme may be effected in one or more transactions and by any method, i.e. on the stock exchange, over the counter or by means of derivatives traded on regulated markets or over the counter (such as put and call options or any combination thereof), as permitted by the relevant market authorities and at such times as the Board of Directors or the person acting pursuant to a delegation from the Board of Directors shall determine. The portion of the share repurchase programme completed through block purchases may cover the entire programme.

The number of shares purchased may not exceed ten percent (10%) of the total number of shares making up the company's share capital as of the date on which the said purchases occur and the maximum number of shares held after the said purchases may not exceed ten percent (10%) of share capital.

The company shall be authorised to use up to three billion euros (€3bn) to repurchase its shares during this period. Shares may not be purchased at a price greater than forty-five euros (€45), however, such shares may be allotted as bonus shares on the terms provided for by law.

This authorisation is intended to allow the company to trade in its shares on the stock exchange or over-the-counter for any purpose authorised or to be authorised under applicable laws or regulations. In particular, the company may use this authorisation:

1. to grant share options to some or all company employees and/or to some or all of its officers and directors serving as executives of the company or current and future affiliated entities or groups of entities, as defined by Article L.225-180 of the French Commercial Code;

2. to distribute shares in the company to the employees listed in the previous paragraph under profit-sharing or company savings schemes, as well as pursuant to transactions referred to in Articles L.225-197-1 to L.225-197-3 of the French Commercial Code;

3. to hold on to company shares purchased for the purpose of subsequently exchanging them or using them as compensation in connection with future acquisitions;

4. to cover options and other securities with a right to company shares;

5. to enable an investment service provider to act as a specialist under a market-making agreement in compliance with the AFEI code of conduct;

6. to retire such shares, subject specifically to the approval of resolution 29.

The Board of Directors may effect transactions under the authority hereby granted, at any time while the share repurchase programme is in effect.

The company may also use this resolution and carry out its repurchase programme in accordance with the law and regulations, including the provisions of Articles 231-1 *et seq.* of the general regulations of the AMF (French Financial Markets Authority), during a take over bid initiated by the company for cash or shares.

The general meeting grants full authority to the Board of Directors for the purpose of implementing this authorisation and determining the relevant procedures, including placing stock exchange orders, signing instruments, entering into agreements, completing registrations and formalities with the AMF notably, and generally doing whatever is necessary.

At the extraordinary general meeting

Nineteenth resolution

Authorisation to the Board of Directors to increase share capital by issuing ordinary shares and/or other securities with immediate or future rights to equity, with pre-emption rights

The general meeting, subject to the quorum and majority requirements applicable to extraordinary general meetings, having reviewed the report of the Board of Directors and the auditors' special report, and in accordance with the provisions of Articles L.225-129-2, L.228-91 and L.228-92 of the French Commercial Code:

1. delegates authority to the Board of Directors to carry out one or more capital increases by issuing ordinary shares in the company and/or other securities that grant immediate or future rights to ordinary shares in the company or to debt securities, which may be subscribed for in cash or by setting off claims, or by conversion, exchange, redemption or any other manner, in euros, foreign currencies or any monetary unit pegged to a basket of currencies, in France or elsewhere, with or without a premium, with shareholder pre-emption rights retained;

2. resolves that the nominal amount of immediate or future capital increases under the authority hereby granted shall not exceed four billion euros (€4bn) in nominal issues or the equivalent thereof, exclusive of adjustments required by law to protect the rights of holders of securities with rights to shares;

3. further resolves that the nominal value of debt securities granting rights to share capital or rights to debt securities that may be issued pursuant to this authority shall not exceed five billion euros (€5bn) or the equivalent thereof in foreign currencies;

4. decides that shareholders may exercise their pre-emption rights rateably to subscribe for a minimum number of shares, as provided for by law, and that the Board may further grant shareholders a pre-emption right rateably to subscribe for more securities than the said minimum in proportion to the subscription rights that they hold, up to the number they request. Should the rights issued not be fully subscribed, the Board may, at its discretion, limit the issue to securities subscribed for, provided that the legal requirements have been satisfied, allot the remaining shares as it sees fit, and/or offer them to the public;

5. expressly waives the shareholders' pre-emption rights to shares to be issued for the conversion of bonds or the exercise of warrants, and notes that this resolution further automatically entails the waiver by the shareholders of their pre-emption rights to shares to which securities issued pursuant to this resolution entitle their holders, in favour of the holders of the said securities;

6. grants full powers to the Board of Directors, with the right to further delegate such powers as permitted by law, for the purpose of but not limited to:

- determining the form, nature and characteristics of securities to be issued, as well as the offering dates, expiry and terms and conditions,
- setting the issue price, amounts and effective date (including a retroactive date) of securities to be issued,
- deciding on the payment method for shares and/or securities that have been or will be issued,
- determining, as required, the procedures according to which the company has the right to purchase or exchange securities that have been or will be issued on stock exchanges at any time or during specific periods,
- determining, as required, the procedures to preserve the rights of holders of securities granting rights to the company's share capital, and suspending the exercising of rights attached to said securities for a maximum of three (3) months,
- based solely on its decision and as it deems appropriate, allocating issue-related costs, duties and fees to the corresponding share premiums and deducting from said premiums amounts necessary to increase the legal reserve to one tenth of the new share capital after each issue,
- if appropriate, listing securities to be issued on a regulated exchange, and
- as a general matter, taking all steps, entering into all agreements and completing all formalities required in order to carry out the planned issues, formally record the resulting capital increases, and amend the memorandum and articles of association accordingly,
- deciding, when issuing debt securities, whether they are to be subordinated or senior, their rate of interest, their term, whether they are to have a fixed or variable redemption price, with or without premiums, the terms of redemption in accordance with market requirements and the terms on which such securities will entitle the holder to shares in the company or an allocation of debt securities;

7. resolves that the authority hereby granted, which supersedes and replaces the unused portion of that granted by the extraordinary general meeting of 18 May 2005, shall be valid for a period of twenty-six (26) months from the date of this meeting.

Twentieth resolution

Authorisation to the Board of Directors to increase share capital by issuing ordinary shares and/or other securities with immediate or future rights to equity, without pre-emption rights

The general meeting, subject to the quorum and majority requirements applicable to extraordinary general meetings, having reviewed the report of the Board of Directors and the auditors' special report, and in accordance with the provisions of Articles L.225-129-2, L.225-135 *et seq.*, L.228-91 and L.228-92 of the French Commercial Code:

1. delegates authority to the Board of Directors to carry out one or more capital increases by issuing ordinary shares in the company and/or other securities that grant immediate or future rights to ordinary shares in the company or to debt securities, which may be subscribed for in cash or by setting off claims, or by conversion, exchange, redemption or any other manner, in euros, foreign currencies or any monetary unit pegged to a basket of currencies, in France or elsewhere, with or without a premium;

2. further resolves that:

- the nominal amount of immediate or future equity issues under the authority hereby delegated shall not exceed nine hundred million euros (€900m) or the equivalent thereof, exclusive of adjustments required by law to protect the rights of holders of securities with rights to shares,
- the nominal value of debt securities granting rights to share capital or rights to a debt interest which may be issued hereunder shall not exceed five billion euros (€5bn) or the equivalent thereof in foreign currencies,
- all such issues shall not exceed the unused portion of the ceilings set out in resolution 19; all issues completed pursuant to this resolution shall be counted against the corresponding ceiling(s);

3. resolves to waive the shareholders' pre-emption rights to the securities to be issued, as permitted by law, with the understanding that the Board of Directors may grant the shareholders a priority right to subscribe for some or all of the shares issued or, if applicable, for excess shares, in proportion to the shares held by them, subject to such time limits and term and conditions as it may decide; this priority right shall not result in the allotment of transferable rights;

4. resolves that, if the entire issue has not been subscribed for, the Board of Directors shall be entitled to do one or both of the following, in the order it shall choose:

- limit the issue to the amount of subscriptions, provided that the legal conditions are satisfied, or
- distribute all or some of the shares not subscribed for as it deems fit;

5. expressly waives the shareholders' pre-emption right to shares to be issued by converting bonds or exercising warrants and acknowledges that, by operation of law, this decision constitutes the shareholders' waiver of their pre-emption right to shares to which the said securities grant a right in favour of the holders of securities issued pursuant to this delegation;

6. resolves that, in the event of an immediate or future issue of shares for cash, the proceeds received or to be received by the company for each share issued under the authority hereby granted shall be at least equal to the minimum legal offering price at the time the authority is used, adjusted, if necessary, to take into account differences in effective dates; proceeds from the sale of warrants shall be included in this calculation;

7. grants authority to the Board of Directors, within the limits of the aggregate capital increase referred to in (2) above, to increase share capital by issuing securities granting rights to share capital or shares in exchange for the in-kind contribution of securities tendered pursuant to a public or combined offer (by way of primary, secondary or alternative offer) made by the company for the shares of another publicly traded company, subject to the terms, conditions and restrictions of Article L. 225-148 of the French Commercial Code, and for that purpose shall have full authority (i) to draw up the list of securities to be tendered in the exchange, (ii) to determine issue terms and conditions, exchange ratio and, if applicable, any cash payment for partial shares, and (iii) to establish issuing procedures;

8. grants full powers to the Board of Directors, with the right to further delegate such powers as permitted by law, for the purpose of but not limited to:

- determining the form, nature and characteristics of securities to be issued, as well as the offering dates, expiry and terms and conditions,
- setting the issue price, amounts and effective date (including a retroactive date) of securities to be issued,
- deciding on the payment method for shares and/or securities that have been or will be issued,
- determining, as required, the procedures according to which the company has the right to purchase or exchange securities that have been or will be issued on stock exchanges at any time or during specific periods,
- determining, as required, the procedures to preserve the rights of holders of securities granting rights to the company's share capital, and suspending the exercising of rights attached to said securities for a maximum of three (3) months,
- based solely on its decision and as it deems appropriate, allocating issue-related costs, duties and fees to the corresponding share premiums and deducting from the said premiums amounts necessary to increase the legal reserve to one tenth of the new share capital after each issue,

- if appropriate, listing securities to be issued on a regulated exchange,
- as a general matter, taking all steps, entering into all agreements and completing all formalities required in order to carry out the planned issues, formally record the resulting capital increases, and amend the memorandum and articles of association accordingly,
- deciding, when issuing debt securities, whether they are to be subordinated or senior, their rate of interest, their term, whether they are to have a fixed or variable redemption price, with or without premiums, the terms of redemption in accordance with market requirements and the terms on which such securities will entitle the holder to shares in the company or an allocation of debt securities;

9. resolves that the authority hereby granted, which supersedes and replaces the unused portion of that granted by the extraordinary general meeting of 18 May 2005, shall be valid for a period of twenty-six (26) months from the date of this meeting.

Twenty-first resolution

Authorisation to the Board of Directors to increase the number of securities to be issued in the event of a capital increase with or without pre-emption rights

The general meeting, subject to the quorum and majority requirements applicable to extraordinary general meetings, and in accordance with the provisions of Article L.225-135-1 of the French Commercial Code:

1. grants the Board of Directors, if an additional request is made, the option of increasing the amount of securities by up to 15% of the initial issue, with or without pre-emption rights, and to be issued on each occasion pursuant to resolutions 19 and 20 of this extraordinary general meeting within thirty days of the subscription closing, and at the same price fixed for the initial issue;
2. resolves that the maximum amount of capital increases which may be effected pursuant to this authorisation shall fall within the total limits on capital increases set in resolutions 19 and 20 of this extraordinary general meeting;
3. resolves that the authorisation hereby granted shall be valid for a period of twenty-six (26) months from the date of this meeting.

Twenty-second resolution

Authorisation to the Board of Directors to issue equity and securities which grant rights to the share capital for the purposes of remunerating contributions in kind to the company and consisting of equity or securities granting rights to the share capital

The general meeting, subject to the quorum and majority requirements applicable to extraordinary general meetings, having reviewed the report of the Board of Directors:

1. grants the Board of Directors the necessary powers to carry out a capital increase of up to 10% of its share capital for the purposes of remunerating contributions in kind to the company and consisting of equity or securities granting rights to the share capital, where the provisions of Article L. 225-148 of the French Commercial Code do not apply;
2. grants full powers to the Board of Directors for the purpose of, among other things, approving the valuation of the contribution, formally recording the capital increase, and amending the memorandum and articles of association accordingly;
3. resolves that the maximum amount of capital increases which may be effected in the context of this authorisation shall fall within the total limits on such increases provided for in resolution 20 of this extraordinary general meeting;
4. resolves that the authorisation hereby granted shall be valid for a period of twenty-six (26) months from the date of this meeting.

Twenty-third resolution

Authorisation to the Board of Directors to determine the issue price of ordinary shares or any securities granting rights to the share capital, where the pre-emption right is waived, up to an annual limit of five percent (5%) of the share capital

The general meeting, subject to the quorum and majority requirements applicable to extraordinary general meetings, having reviewed the report of the Board of Directors and the auditors' special report, and in accordance with the provisions of Article L. 225-136 of the French Commercial Code, authorises the Board of Directors, to determine the issue price for up to an annual limit of five percent (5%) of the share capital, which shall be no less than the weighted average price of the three trading sessions immediately prior to determination of that price, less any possible discount of up to a maximum of ten percent (10%).

Twenty-fourth resolution

Authorisation to the Board of Directors to increase share capital by incorporating reserves, profits, share premiums or other items

The general meeting, subject to the quorum and majority requirements applicable to ordinary general meetings, after having familiarised itself with the report of the Board of Directors, and in accordance with the provisions of Articles L.225-129-2, L.225-130 and L.228-92 of the French Commercial Code:

1. authorises the Board of Directors to carry out one or more capital increases, in such proportions and at such times as the Board may deem appropriate, by incorporating share premiums, reserves, profits or other items as permitted by law or the memorandum and articles of association, by distributing bonus shares or by increasing the nominal value of shares outstanding, or both;

2. resolves that the nominal amount of the capital increases that may be effected hereunder, including as required in accordance with the law, to protect the rights of holders of securities with rights to shares, shall not exceed three billion euros (€3bn) and shall not be subject to the aggregate ceiling set in resolutions 19 and 20 of this general meeting;

3. grants full powers to the Board of Directors, with the right to further delegate such powers as permitted by law, in the event that use is made of the authority hereby granted, for the purpose of but not limited to:

- determining the amount and the type of monies to be incorporated in the share capital, determining the number of new shares to be issued or the amount by which the nominal value of current shares will be increased, setting the date (including a retroactive date) as of when the new shares shall be eligible for dividend payments or as of when the increase in nominal value will be effective,

- deciding, in the event of a bonus share distribution, that fractional rights shall not be tradable and the corresponding shares shall be sold, the proceeds from such sales being allotted to the holders of rights no later than thirty (30) days after the whole number of shares allotted to them is recorded in their account,

- making any adjustments required by law or regulation,

- formally recording each capital increase and amending the memorandum and articles of association accordingly, and

- taking all measures required and entering into any agreement necessary for the performance of the contemplated transactions and, as a general matter, taking all measures and completing all formalities necessary to finalise the capital increase(s) effected under the authority hereby granted;

4. resolves that the authority hereby granted, which supersedes and replaces the unused portion of that granted by the combined general meeting of 18 May 2005, shall be valid for a period of twenty-six (26) months from the date of this meeting.

Twenty-fifth resolution

Authorisation to the Board of Directors to grant share options and/or rights to subscribe for shares in the company

The general meeting, subject to the quorum and majority requirements applicable to extraordinary general meetings, having reviewed the report of the Board of Directors and the auditors' special report:

1. authorises the Board of Directors, in accordance with the provisions of Articles L. 225-177 *et seq.* of the French Commercial Code, to allot at one or more times, to some or all company employees and/or to some or all of its officers and directors serving as executives of the company or affiliated entities or groups of entities, as defined by Article L. 225-180 of the French Commercial Code, options granting rights either to subscribe for shares, or to purchase shares lawfully acquired by the company;

2. resolves that options allotted pursuant to this authorisation may not give rise to an interest which is more than two percent (2%) of the company's existing share capital as at the date of this meeting;

3. resolves that in the event of capital increases by incorporating reserves and allotment of bonus shares, as well as the division or regrouping of shares, the number of shares referred to in point 2 above will be mathematically adjusted in the proportions required by the variation of the total fixed number of shares in the transaction;

4. resolves that the share subscription or purchase price shall be determined in accordance with the provisions of Articles L. 225-177 *et seq.* of the French Commercial Code, and that the Board of Directors may not apply any discounts;

5. resolves that if, during the validity of the options, the company carries out a financial transaction provided for by law, the Board of Directors shall, pursuant to regulatory provisions, adjust the number and price of shares which may be subscribed for or purchased under the options;

6. resolves that the options may be exercised within a maximum period of seven (7) years from the date they are allotted by the Board of Directors;

7. resolves that this authorisation expressly waives the shareholders' pre-emption right in respect of shares issued pursuant to exercise of the options;

8. grants full powers to the Board of Directors, within the limits expressed above, for the purpose of:

a) setting the dates on which options shall be granted, setting the dates of each allotment and the terms and conditions on which the options shall be granted, drawing up the list of Beneficiaries of the options, deciding the nature of the options, setting the number of securities to which the subscription and purchase options shall relate, deciding the terms and conditions on which the options may be exercised and the possible periods in which the options may be exercised within the maximum period provided for in this resolution,

b) setting the terms and conditions on which any adjustments may be made to the price and number of shares to be purchased by the Beneficiaries,

c) proceeding, as may be appropriate, with the repurchase of shares in the company prior to the opening of any purchase options and informing the ordinary annual general meeting of transactions effected pursuant to this authorisation,

d) carrying out or having carried out all measures and formalities relating to capital increases effected under the authorisation hereby granted, amending the memorandum and articles of association accordingly and, as a general matter, doing all that is necessary;

9. sets the term of this authorisation, which replaces the authorisation granted by the combined general meeting of 21 May 2003 in resolution 21, at thirty-eight (38) months from the date of this meeting.

Twenty-sixth resolution

Authorisation to the Board of Directors to effect capital increases reserved for Crédit Agricole employees enrolled in a company savings scheme

The general meeting, subject to the quorum and majority requirements applicable to extraordinary general meetings, having reviewed the report of the Board of Directors and the auditors' special report:

1. authorises the Board of Directors to issue shares, pursuant to the provisions of Articles L.225-129-6 and L.225-138-1 of the French Commercial Code and Articles L.443-1 *et seq.* of the French Labour Code, in one or more transactions and at its discretion, at times and in the manner it shall decide, for offering to employees enrolled (hereinafter referred to as the " Beneficiaries ") in the company savings scheme of one of the Crédit Agricole Group entities, consisting of the company and entities included in the consolidated group (including entities or groups of entities consolidated by Crédit Agricole S.A. at the date of any capital increases under this resolution), Crédit Agricole Regional Banks and their subsidiaries, as well as entities or groups of entities controlled by the company or by Crédit Agricole Regional Banks within the meaning of Article L.444-3 of the French Labour Code;

2. resolves to waive the pre-emption rights of existing shareholders to subscribe for shares issued under the authority hereby granted, in favour of the Beneficiaries, and to waive all rights to bonus shares distributed pursuant to this resolution;

3. resolves that the nominal value of shares issued under the authority hereby granted shall not exceed one hundred and fifty million euros (€150m), and that their value shall not be included in the capital increases resulting from preceding resolutions;

4. resolves that the subscription price of Crédit Agricole S.A. shares shall not exceed the average of the prices quoted on the Euronext Eurolist for the twenty (20) trading days immediately preceding the day the Board of Directors or the Chief Executive Officer (or, subject to the Chief Executive Officer's consent, one or more Deputy Chief Executive Officers) sets the start of the offering period, nor be more than twenty percent (20%) below that average. When making use of the authority hereby granted, the Board of Directors may adjust the discount on a case-by-case basis in order to comply with law and regulations, including tax-related, accounting or social security restrictions in effect in any country where Crédit Agricole Group companies or groups of entities taking part in the capital increase are located;

5. authorises the Board of Directors to allot existing or new shares, or any other existing or new securities with rights to share capital, free of charge to subscribers, in lieu of all or part of the share price discount referred to in the preceding paragraph, pursuant to the terms and limits set in Article L.443-5 §4 of the French Labour Code;

6. resolves that the authority hereby granted shall be valid for a period of twenty-six (26) months from the date of this meeting and that it supersedes and replaces resolution 20 adopted by the ordinary and extraordinary general meeting of 18 May 2005, except insofar as capital increases already decided by the Board of Directors and not yet effected are concerned.

The general meeting grants full powers to the Board of Directors, with the right to further delegate such powers as permitted by law, for the purpose of setting the terms and conditions of capital increases carried out under the authority hereby granted, including but not limited to:

a) setting the criteria that Crédit Agricole affiliates shall meet in order for Beneficiaries to be entitled to subscribe for shares issued pursuant to the capital increases under the authority hereby granted;

b) setting the conditions which Beneficiaries entitled to subscribe for new shares must satisfy, including whether shares may be subscribed for directly by Beneficiaries of a company savings scheme, or through the intermediary of a company investment trust or another qualified entity under applicable laws and regulations;

c) determining the terms, amount and conditions of share issues carried out under the authority hereby granted, including, for each issue, deciding the number of shares to be issued, the offering price and the rules applicable if the issue is over-subscribed;

d) setting the dates on which subscription periods start and expire, the pre-subscription reflection period and the date from which new shares will earn dividends;

e) for distribution of bonus shares or other equity securities, opting to replace the distribution of such shares and securities either in whole or in part at the discount rates of shares pursuant to the terms and limits set in Article L.443-5 of the French Labour Code;

f) recording or arranging for the recording of the increase or increases in capital by the value of shares subscribed for;

g) charging the cost of increasing share capital to the corresponding share premiums and deducting from such proceeds the sums necessary to bring the legal reserve to one-tenth of share capital after each increase;

h) amending the memorandum and articles of association accordingly; and

i) generally taking any action and decision required to ensure that the capital increase(s) are successfully completed and signing all documents and agreements and completing all formalities necessary and subsequent to the aforementioned capital increase(s).

Twenty-seventh resolution

Authorisation to the Board of Directors to effect capital increases reserved for the Crédit Agricole International Employees company

The general meeting, subject to the quorum and majority requirements applicable to extraordinary general meetings, having reviewed the report of the Board of Directors and the auditors' special report:

1. takes note of the fact that (i) the employees of Crédit Agricole Group entities (as defined hereafter) with registered offices located in countries where legal or tax restrictions make it difficult to set up employee shareholding schemes through the intermediary of a company investment fund (FCPE), and (ii) the employees of Crédit Agricole Group entities residing in those countries who are enrolled in a company savings scheme at any of the Crédit Agricole Group entities, shall be hereinafter referred to as " Foreign Employees "; for the purpose of this resolution, the term " Crédit Agricole group " shall mean Crédit Agricole S.A., the entities or groups of entities consolidated by the company (including the companies consolidated by Crédit Agricole S.A. at the date of any capital increases under this resolution), the Crédit Agricole Regional Banks and their subsidiaries, and entities or groups of entities controlled by the company and/or by Crédit Agricole Regional Banks in accordance with Article L.444-3 of the French Labour Code;

2. resolves, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, to increase the share capital of the company, in one or more transactions, by issuing new shares for offering to Crédit Agricole International Employees, a French limited liability company with a share capital of €40,000, having its registered office at 9, quai du Président Paul Doumer, 92400 Courbevoie, registered with the Nanterre Trade and Company Registry, under number 422 549 022, hereinafter the " Beneficiary "; and grants full authority to the Board of Directors for the purpose of setting the date, amount and terms of such issues as set forth below;

3. resolves to waive the shareholders' pre-emptive rights to subscribe for shares issued under the authority hereby granted, in favour of the Beneficiary;

4. resolves that the offering price of the new shares subscribed for by the Beneficiary pursuant to the authority hereby granted shall under all circumstances be identical to the price at which shares are offered to other Beneficiaries of the Group pursuant to the authority granted by resolution 26, and shall not be more than twenty percent (20%) below the average trading price of Crédit Agricole S.A. shares on the Euronext Eurolist over the twenty trading days immediately preceding the decision by the Board of Directors or by the Chief Executive Officer (or, subject to the Chief Executive Officer's consent, by one or more Deputy Chief Executive Officers) setting the starting date of the offering period;

5. resolves that the authority hereby granted to the Board of Directors shall expire on the day of the general meeting called to approve the accounts for the 2006 financial year;

6. resolves to set a ceiling of forty million euros (€40m) on the capital increase(s) decided and carried out under the authority hereby granted.

The general meeting grants full powers to the Board of Directors, with the right to further delegate such powers as permitted by law, for the purpose of setting the terms and conditions of capital increase(s) carried out under the authority hereby granted, including but not limited to:

a) deciding the maximum number of shares to be issued, within the limits set by this resolution, and recording the final amount of each capital increase;

b) setting the dates and all other terms and conditions of such capital increases, including the minimum number of shares to be allotted to subscribers;

c) charging the cost of capital increases to the corresponding share premiums and deducting from such proceeds the sums necessary to bring the legal reserve to one-tenth of share capital resulting from the increase;

d) and, as a general matter, entering into all agreements, taking all measures and completing all formalities required by the issue and by the servicing of the shares issued under the authority hereby granted, or by the exercise of rights attached to the said shares, recording the increase in share capital resulting from an issue under the authority hereby granted and amending the company's memorandum and articles of association accordingly.

Twenty-eighth resolution

Authorisation to the Board of Directors to effect capital increases reserved for Crédit Agricole employees enrolled in a Group savings scheme in the United States

The general meeting, subject to the quorum and majority requirements applicable to extraordinary general meetings, having reviewed the report of the Board of Directors and the auditors' special report, and in accordance with the provisions of the French Commercial Code, especially Article L.225-138-1, as well as Articles L.443-1 *et seq.* of the French Labour Code:

1. authorises the Board of Directors to increase share capital in one or more transactions, over a period of eighteen (18) months from this general meeting, by issuing shares for cash;

2. resolves that all new shares shall be offered to employees of certain Crédit Agricole S.A. group entities (as defined in resolutions 26 and 27) operating in the United States, whose employment contracts are governed by US laws or who are US residents, provided that such employees are enrolled in a company savings scheme at one of the Crédit Agricole S.A. group entities (hereinafter referred to as the " US Employees ");

3. resolves to set a ceiling of forty million euros (€40m) on the capital increase(s) decided and carried out under the authority hereby granted;

4. resolves that the offering price of newly-issued shares shall be equal to the higher of (i) eighty-five percent (85%) of the average opening price of Crédit Agricole S.A. shares on the Euronext Eurolist over the twenty (20) trading days immediately preceding the decision by the Board of Directors or by the Chief Executive Officer (or, subject to the Chief Executive Officer's consent, by one or more Deputy Chief Executive Officers) setting the starting date of the offering period for US Employees and (ii) eighty-five percent (85%) of the trading price of Crédit Agricole S.A shares on the date of the decision by the Board of Directors or by the Chief Executive Officer (or, subject to the Chief Executive Officer's consent, by one or more Deputy Chief Executive Officers), setting the starting date of the offering period for US Employees, provided that this amount does not exceed a hundred percent (100%) of the average opening price of Crédit Agricole S.A. shares on the Euronext Eurolist over the twenty (20) trading days immediately preceding the decision by the Board of Directors or by the Chief Executive Officer (or, subject to the Chief Executive Officer's consent, by one or more Deputy Chief Executive Officers), setting the starting date of the offering period for US Employees;

5. authorises the Board of Directors to allot existing or new shares, or any other existing or new securities with rights to share capital, free of charge to subscribers, in lieu of all or part of the share price discount referred to in the preceding paragraph, pursuant to the terms and limits set in Article L.443-5 §4 of the French Labour Code;

6. decides to waive, in favour of the US Employees, shareholders' pre-emption rights to shares that may be issued pursuant to this authorisation and to waive any right to bonus shares that may be distributed pursuant to this resolution.

The general meeting grants full powers to the Board of Directors, with the right to further delegate such powers as permitted by law, for the purpose of setting the terms and conditions of the capital increase(s) carried out under the authority hereby granted, including but not limited to:

a) deciding the maximum number of shares to be issued, within the limits set by this resolution, as well as deciding, in respect of each issue, whether the shares are to be subscribed for directly by US Employees or through an investment trust;

b) setting the date and the terms and conditions of issues under the authority hereby granted, as well as the allotment rules in the event of over-subscription, including setting the price of shares, the date from which they shall earn dividends and, if applicable, the maximum number of shares per issue for which each employee may subscribe;

c) in the case of distributions of bonus shares or other equity securities, opting to replace the said distribution either in whole or in part at the discount rates governed by the terms and limits provided for in Article L. 443-5 of the French Labour Code;

d) recording the increases in capital corresponding to the number of shares effectively subscribed for;

e) carrying out, either directly or through an assigned agent, all transactions and formalities;

f) amending the memorandum and articles of association following each increase in share capital;

g) charging the cost of capital increases to the corresponding share premiums and deducting from such proceeds the sums necessary to bring the legal reserve to one-tenth of share capital subsequent to each increase; and

h) as a general matter, doing all that is necessary.


Twenty-ninth resolution

Authorisation to the Board of Directors to reduce share capital by retiring shares

The general meeting, subject to the quorum and majority requirements applicable to extraordinary general meetings, having reviewed the report of the Board of Directors and the auditors' special report, and in accordance with Article L. 225-209 of the French Commercial Code, authorises the Board of Directors to:

1. retire, in one or more transactions and at its sole discretion, some or all of the shares purchased by the company under the authority granted to it by resolution 18 or any previous authorisations to repurchase its own shares, up to a limit of ten percent (10%) of the share capital in any twenty-four (24)-month period, as from this general meeting;

2. correspondingly reduce the share capital by allocating the difference between the repurchase value of the retired shares and the nominal value to share premiums and available reserves, as it deems fit.

Effective on this day, the authority hereby granted supersedes and replaces that granted by the combined general meeting of 18 May 2005, and is granted for a period of twenty-four (24) months to the Board of Directors, which may further delegate such authority, for the purpose of carrying out all measures, formalities or registrations required to retire shares, finalise capital reductions, record such reductions, amend the memorandum and articles of association accordingly and, as a general matter, do all that is necessary.

Thirtieth resolution

Amendment of the memorandum and articles of association for the purpose of bringing them into compliance with Act No. 2005-842 of 26 July 2005 on economic security and modernisation

The general meeting, subject to the quorum and majority requirements applicable to extraordinary general meetings, resolves to modify the quorum required for ordinary and extraordinary general meetings to be validly conducted, in order to bring it into compliance with current laws and regulations.

Accordingly, the general meeting resolves to modify Articles 26 and 27 of the memorandum and articles of association as follows:

" Article 26. - Ordinary general meetings

2. The deliberations of the ordinary general meeting of shareholders convened following the first notice shall be valid only if the shareholders present, represented or voting by mail at the meeting hold, in the aggregate, at least one fifth of all voting shares

There is no quorum requirement for the meeting following the second notice."

" Article 27. - Extraordinary general meetings

2. The deliberations of the extraordinary general meeting of shareholders convened following the first notice shall be valid only if the shareholders present, represented or voting by mail at the meeting hold, in the aggregate, at least one quarter of all voting shares, or one fifth of all voting shares following the second notice."

The remaining provisions of Articles 26 and 27 shall remain unchanged.

Thirty-first resolution

Formalities, grant of powers

The general meeting hereby grants full authority to the bearer of an original, copy or extract of the minutes of this combined ordinary and extraordinary general meeting to complete any legal filing or publication formalities relating to or resulting from the decisions taken in the aforementioned resolutions and/or any additional resolutions.

Document request form



CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A.'s
Combined General Meeting

Wednesday, 17 May 2006 at 10 a.m.

at the CNIT,
2, place de La Défense
92053 - La Défense

PLEASE RETURN TO:

CACEIS Corporate Trust
"Assemblée générale de Crédit Agricole S.A."
14, rue Rouget-de-Lisle
92862 Issy-les-Moulineaux Cedex 09

■ I hold shares in Crédit Agricole S.A.:

❑ registered:

❑ bearer, account with: ....

■ I hold units in "Crédit Agricole Classique", "Crédit Agricole Multiple 2003", "Crédit Agricole Multiple 2005". ❑

I wish to receive documents and information concerning the above-mentioned meeting as per Articles 133 and 135 of the Decree dated 23 March 1967 on commercial companies.

Signed in .... on 2006

Signature

NB: *Shareholders may, by submitting a single request, ask the company to dispatch, for all subsequent shareholders' general meetings (ibid, Article 138), the documents and information itemised in Articles 133 and 135 of the Decree dated 23 March 1967.*

Name: .... Christian name: ....

Address: ....

....

Postcode: |_|_|_|_|_| City: .... Country: ....

Please write in block capitals and return the form in its entirety.
This form will be used to dispatch the documents you have requested.

Pursuant to Act 78-17 of 6 January 1978 (Data Protection Act), shareholders can exercise their right to access all information concerning them by contacting:

CACEIS Corporate Trust
"Actionnariat Crédit Agricole S.A."
14, rue Rouget-de-Lisle
92862 Issy-les-Moulineaux Cedex 09


CRÉDIT AGRICOLE S.A.

Exhibit 4.1

Final Terms relating to the issuance of US$ 10,000,000 Fixed Rate Notes due 7 April 2008

April 5, 2006

Please see attached.

Crédit Agricole S.A.
acting through its London branch
Euro 25,000,000,000 Euro Medium Term Note Programme

SERIES NO: 140
TRANCHE NO: 1

U.S.$ 10,000,000 Fixed Rate Notes due 7 April 2008
issued by: Crédit Agricole S.A., acting through its London Branch (the "Issuer")

Morgan Stanley

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 30 September 2005 and the supplements to the Base Prospectus dated 23 November 2005, 20 February 2006 and 14 March 2006 respectively, which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1.	Issuer:		Crédit Agricole S.A., acting through its London Branch
2.	(i)	Series Number:	140
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		United States Dollars ("U.S.$")
4.	Aggregate Nominal Amount of Notes admitted to trading:		
	(i)	Series:	U.S. $10,000,000

	(ii) Tranche:	U.S. $10,000,000
5.	Issue Price:	100 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	U.S. $100,000
7.	(i) Issue Date:	7 April 2006
	(ii) Interest Commencement Date:	7 April 2006
8.	Maturity Date:	7 April 2008
9.	Interest Basis:	Fixed Rate (further particulars specified in item 15 below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/ Payment Basis:	Not Applicable
12.	Put/Call Options:	Issuer Call (further particulars specified in item 20 below)
13.	(i) Status of the Notes:	Unsubordinated. The Notes constitute "*obligations*" under French law.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 1 June 2005
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Note Provisions**	Applicable
	(i) Rate(s) of Interest:	In respect of each Interest Period during the period from (and including) the Interest Commencement Date to (but excluding) 7 October 2006, 5.000 per cent per annum; In respect of each Interest Period during the period from (and including) 7 October 2006 to (but excluding) 7 April 2007, 5.125 per cent per annum; In respect of each Interest Period during the period from (and including) 7 April 2007 to (but excluding) 7 October 2007, 5.250 per cent per annum;

In respect of each Interest Period during the period from (and including) 7 October 2007 to (but excluding) the Maturity Date, 5.500 per cent per annum;

each payable quarterly in arrear.

	(ii)	Interest Payment Date(s):	7 January, 7 April, 7 July and 7 October in each year, beginning on 7 July 2006, up to and including the Maturity Date, subject to adjustment in accordance with the Following Business Day Convention for payment purposes only (with no adjustment for interest accrual).
	(iii)	Fixed Coupon Amount(s):	Not Applicable
	(iv)	Broken Amount(s):	Not Applicable
	(v)	Day Count Fraction:	30/360
	(vi)	Determination Date(s):	Not Applicable
	(ix)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	None
16.	**Floating Rate Note Provisions**		Not Applicable
17.	**Zero Coupon Note Provisions**		Not Applicable
18.	**Index Linked Interest Note / other variable-linked interest Note Provisions**		Not Applicable
19.	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Redemption at the Option of the Issuer**		Applicable
	(i)	Optional Redemption Date(s):	7 January, 7 April, 7 July and 7 October in each year, with the first Optional Redemption Date falling on 7 October 2006 and the last Optional Redemption Date falling on 7 January 2008.
	(ii)	Optional Redemption Amount of each Note and	U.S.$ 100,000 per Note of U.S.$ 100,000 Specified Denomination

		method, if any, of calculation of such amount(s):	
	(iii)	If redeemable in part:	
		(a) Minimum Redemption Amount:	Not Applicable
		(b) Maximum Redemption Amount:	Not Applicable
	(iv)	Notice period:	Not less than five New York and London Business Days prior to each Optional Redemption Date **"New York and London Business Day"** means a day on which commercial banks are open for general business (including dealing in foreign exchange and foreign currency deposits) in New York and London.
21.	Redemption at the Option of Noteholders		Not Applicable
22.	Final Redemption Amount of each Note:		U.S.$ 100,000 per Note of U.S.$ 100,000 Specified Denomination
23.	Early Redemption Amount:		
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):		As set out in the Conditions.
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 6(b))		No
	(iii) Unmatured Coupons to become void upon early redemption		Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	**Bearer Notes:** Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note.

25.	Financial Centre(s) or other special provisions relating to Payment Dates:	New York and London
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27.	Details relating to Partly-Paid Notes:	Not Applicable
28.	Details relating to Instalment Notes:	Not Applicable
29.	Redenomination, renominalisation and reconventioning provisions:	Redenomination not applicable
30.	Consolidation provisions:	Not Applicable
31.	Other final terms:	Not Applicable

DISTRIBUTION

32.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
33.	If non-syndicated, name and address of Dealer:		Morgan Stanley & Co. International Limited, 25 Cabot Square, Canary Wharf, London E14 4QA
34.	Additional selling restrictions:		Not Applicable

GENERAL

35.	The aggregate principal amount of the Notes issued has been translated into Euro at the rate of 0.82 EUR per USD producing a sum of:	EUR 8,200,000

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1. **RISK FACTORS**

Not Applicable

2. **LISTING**

(i)	Listing:	None
(ii)	Admission to trading:	Not Applicable
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable
(iv)	Regulated markets or equivalent markets on which, to the knowledge of the issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	None

3. **RATINGS**

Ratings: Not Applicable

4. **NOTIFICATION**

Not Applicable

5. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

So far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

6. **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

Not Applicable

7. **YIELD**

Not Applicable

8. **PERFORMANCE OF INDEX/FORMULA**

Not Applicable

9. PERFORMANCE OF RATES OF EXCHANGE

Not Applicable

10. DERIVATIVES ONLY - OTHER INFORMATION CONCERNING THE SECURITIES

Not Applicable

11. TERMS AND CONDITIONS OF THE OFFER

Not Applicable

12. PLACING AND UNDERWRITING

Not Applicable

13. OPERATIONAL INFORMATION

ISIN Code:	XS0247590598
Common Code:	024759059
Depositaries:	
(i) Euroclear France to act as Central Depositary	No
(ii) Common Depositary for Euroclear and Clearstream Luxembourg	Yes
(iii) Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
(iv) Delivery:	Delivery against payment
(v) Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 5.1

Press releases issued by Crédit Agricole

Through April 30, 2006

Please see attached.


CRÉDIT AGRICOLE S.A.


UnionPay
银联
中国银联
China Unionpay

Paris, le 4 avril 2006

Communiqué de presse

**Le Groupe Crédit Agricole et China Unionpay (« CUP »)
ont inauguré officiellement, le 3 avril 2006,
leur partenariat visant à accepter les cartes « CUP » en France**

L'accord entre le Groupe Crédit Agricole et China Unionpay avait été signé à Shanghaï le 3 novembre dernier. Réunissant 175 institutions membres, China Unionpay gère les opérations interbancaires (transactions et retraits) effectuées avec des cartes « CUP » en Chine et à l'international.

Les banques du Groupe Crédit Agricole (Caisses régionales, LCL et Calyon) ont déployé, grâce au dispositif conçu et mis en oeuvre par le CEDICAM*, les moyens nécessaires pour accepter les cartes « CUP », en paiement chez les commerçants équipés de terminaux de paiement (TPE) par le Crédit Agricole ou par LCL, et en retrait d'espèces dans les distributeurs des deux réseaux. Par ce service, unique en France et nouveau en Europe, le Groupe Crédit Agricole souhaite accompagner l'essor du tourisme chinois en France et, plus largement, le développement des échanges économiques entre les deux pays.

Le partenariat entre le Crédit Agricole et China Unionpay est aujourd'hui opérationnel. René CARRON, Président de Crédit Agricole S.A. et Tinghuan LIU, Président de China Unionpay, Georges PAUGET, Directeur général de Crédit Agricole S.A. et Yongchun LIU, Directeur général délégué de China Unionpay, ont en effet inauguré le 3 avril, dans le grand magasin parisien Printemps du boulevard Haussmann, le partenariat visant à accepter les cartes « CUP » en France.

Dans l'immédiat, ce sont les régions les plus visitées par les touristes chinois, Paris Ile-de-France, Provence-Alpes-Côte d'Azur et Monaco, qui acceptent les cartes « CUP » en paiement et en retrait. Les autres régions françaises seront concernées dans une seconde phase de déploiement du dispositif.

500 000 touristes chinois sont attendus en France en 2006, un million à terme. Avec un parc total d'environ 949 millions de cartes, le marché chinois de la monétique connaît un développement spectaculairement rapide. Par la mise en place de ce nouveau service, le Groupe Crédit Agricole confirme sa position de leader sur le marché de la monétique en France et son ambition d'être un acteur majeur de l'Europe des paiements qui verra le jour à partir du 1er janvier 2008. 8ème banque mondiale par le total des transactions par carte (59 milliards d'euros en 2004), le Crédit Agricole détient une part de marché globale d'environ 33% de la monétique en France.

* Le CEDICAM est la filiale du Crédit Agricole, spécialisée dans le domaine des paiements et des flux.


CRÉDIT AGRICOLE S.A.


UnionPay
银联
中国银联
China Unionpay

Press release

Crédit Agricole and China Unionpay officially inaugurate on 3 April 2006 a partnership to accept CUP-compliant cards in France

Paris, 4 April 2006 The Crédit Agricole Group and China Unionpay (CUP) signed an agreement on 3 November 2005 in Shanghai aimed at accepting CUP-compliant cards in France. CUP comprises 175 member institutions and manages interbank transactions and cash withdrawals made with its cards, both in China and internationally.

Relying on a system put in place by CEDICAM*, the banks in the Crédit Agricole Group (Regional Banks, LCL and Calyon) have taken measures to accept CUP-compliant cards at merchants equipped with Crédit Agricole or LCL electronic payment terminals, as well as for cash withdrawals from both banks' cash dispensers. With this service, which is unique in France and new in Europe, the Crédit Agricole Group is looking to support the rapid growth in Chinese tourism in France and, more generally, to foster trade between the two countries.

The partnership between Crédit Agricole and CUP is now up and running. On 3 April, the Chairman and the Chief Executive of Crédit Agricole S.A. – René Carron and Georges Pauget – and the President and the Executive Vice President of CUP - Tinghuan Liu and Yongchun Liu – inaugurated their partnership at a ceremony held at Printemps, a leading department store in central Paris.

Initially, CUP-compliant cards will be accepted for payments and withdrawals in the regions most popular with Chinese tourists, namely the Paris metropolitan area, the Mediterranean Riviera and Monaco. The arrangement will be extended to other regions of France at a later stage.

A total of 500,000 Chinese tourists are expected to visit France in 2006, and the number will eventually rise to one million. At the same time, the Chinese electronic payments market is expanding spectacularly, with a total of some 949 million cards in circulation. By rolling out this new service, the Crédit Agricole Group is underscoring its leadership position in the French e-money market and its intention of becoming a key player in the single euro payment area that will come into being on 1 January 2008.

Crédit Agricole is the eight-largest bank worldwide for card transactions, with a total of €59 billion in 2004, and has an overall share of some 33% of France's e-money market.

* CEDICAM is a Crédit Agricole subsidiary specialising in payment systems.

CA-AIPG becomes: « Crédit Agricole Asset Management Alternative Investments »

Paris, 4 april 2006

Crédit Agricole Alternative Investment Products Group (CA-AIPG) has been renamed Crédit Agricole Asset Management Alternati\ Investments (CAAM AI). The name change applies to the companies in the alternative multi-management group based in Chicago, London and Paris.

A wholly-owned subsidiary of Crédit Agricole Asset Management, Crédit Agricole Asset Management Alternative Investments is a leading player in the alternative fund of funds industry. With 14 years' experience, the company manages €12.6 billion of assets (at 31/12/2005) for 400 French and international investors. It is ranked 13th among the fund of hedge fund managers worldwide by assets under management*.

The company has won the following awards:

"best-performing fund of hedge funds over three years on a risk-adjusted basis", among European funds of funds (Hedge Funds Review awards - December 2005),

"best-performing fund of hedge funds focus on Asia on a risk-adjusted basis", among Global funds of funds (InvestHedge Awarc - March 2006).

For more information on Crédit Agricole Asset Management Alternative Investments, please visit: www.caam-ai.com

** Source: InvestHedge ranking, February 2006 - data as at 31 December 2005*

Reach all 2006 press releas

Ne

UNE RELATION DURABLE, ÇA CHANGE LA VIE.



News release

Crédit Agricole rolls out an environment-focused offering

Paris, 6 April 2006 Crédit Agricole is launching a range of 12 environment-related products and services to underpin its new market positioning as "the lifetime bank for its customers" and to emphasise that it is environmentally responsible and useful. The offering is aimed both at businesses and at personal customers.

Crédit Agricole's Regional Banks will start distributing the products and services gradually from mid-2006 onwards.

► ***Assistance for financing new and renewable energies***

For personal customers, Crédit Agricole is offering "CEL Environment", a supplemental loan to accompany the standard home-savings account loan (CEL). With this new option, people wanting to invest in energy-saving home improvements or to develop renewable energies from solar, wood or geothermal power can apply for a loan under the same terms and conditions (interest rate, maturity, amount, etc.) as their CEL loan to cover the expenditure. And by using this renewable energies loan, customers can invest at a low rate of interest and benefit from a grace period. In the business and farming sectors, the "Environment Loan" proves a flexible response to customers' project financing needs.

► ***Combine stock market investment with environmental awareness***

Crédit Agricole has developed Atout Valeurs Durables, an equity investment fund based on the principle of socially responsible investment that places the emphasis on environment-conscious stocks. Through this fund, investors can contribute to the sustainable development of our planet.

► ***Help SMEs specialised in renewable energies to grow and implement their plans***

An €80 million fund, financed chiefly by Crédit Agricole S.A., will be set up to take equity interests in companies specialised in renewable energies (hydraulic, wind power, photovoltaic, solar thermal, biomass, etc.). The Regional Banks will be invited to pay into the fund as of mid-2006.

French society is changing, bringing new expectations for environmental protection. Crédit Agricole wants to contribute to these changes and respond efficiently and usefully to its customers' demands.

It wants to be useful to personal customers by helping them to reduce, in the long run, their energy-related expenditures through the use of free and renewable energy sources, such as solar and wind power, while working to prevent climate change.

It wants to be useful to its farming and business customers by helping them meet new standards, to develop environment-friendly processes and to anticipate the increasingly stringent regulations that are being introduced in this area.

It wants to be useful to forest-based communities, allowing them to build up a pool of savings through a Forestry Savings Fund in order to renew their natural resources in economically satisfactory conditions. Crédit Agricole was chosen for the next three years, following a request for proposals from the French Agriculture Ministry, as sole manager for the fund's vesting period.

CAPE is setting up CAPENERGIE, its first FCPR for renewable energies

Paris, 24 april 2006

The renewable energies market holds out strong growth potential requiring ever-greater funding. It is noteworthy in this regard that under the Kyoto Protocol, France undertook to raise its production of electricity from renewable energies from 15% in 2005 to 21% by 2010.
In view of this, **Crédit Agricole Private Equity** is setting up CAPENERGIE, its first institutional FCPR for renewable energies such as wind power, biomass, solar thermal, photovoltaic, geothermal, biogas, biofuel, cogeneration, etc.
The aim of CAPENERGIE is to invest in companies such as developers, specialised promoters equipment suppliers and operators but also in funding renewable energy projects.
This minimum €80 million fund has been financed by the Crédit Agricole Group, and Crédit Agricole Regional Banks and third-party institutionals will be invited to pay into it as of mid-2006.
CAPENERGIE is part of the Crédit Agricole Group's environment-focused offering and its strategy of an environmentally-responsib bank.

Reach all 2006 press releas

Ne

Exhibit 5.2A

AMF publication listing declaration by Crédit Agricole regarding transactions in its own shares

April 4, 2006

Please see attached English language translation.

Exhibit 5.2A

English translation from French

Crédit Agricole S.A. AMF Notice published April 4, 2006

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS IN ITS OWN SHARES

date of transaction	number of shares	weighted average price	amount
sale on 03/23/2006	34,577	31.87	1,101,968.99
sale on 03/27/2006	40,142	32.40	1,300,600.80
sale on 03/28/2006	45,708	32.03	1,464,027.24
sale on 03/29/2006	32,436	32.03	1,038,925.08
sale on 03/30/2006	28,692	32.29	926,464.68
sale on 03/31/2006	7,416	32.24	239,091.84
	188,971	**32.13**	**6,071,078.63**

Exhibit 5.2B

AMF publication listing declaration by Crédit Agricole regarding transactions in its own shares

April 12, 2006

Please see attached English language translation.

Exhibit 5.2B

English translation from French

Crédit Agricole S.A. AMF Notice published April 12, 2006

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS IN ITS OWN SHARES BETWEEN 04/03/2006 AND 04/10/2006

date of transaction	number of shares	weighted average price	amount
sale on 04/03/2006	8,672	32.36	280,625.92
sale on 04/05/2006	21,053	32.41	682,327.73
sale on 04/10/2006	13,470	31.80	428,346.00
	43,195	**32.21**	**1,391,299.65**